    As filed with the Securities and Exchange Commission on January 15, 1997
                                                 REGISTRATION NO. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ------------------------------


                                   FORM  S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                        ------------------------------


                           TELE-COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                5619 DTC PARKWAY                              84-1260157
  (State or other jurisdiction of              ENGLEWOOD, COLORADO 80111-3000                   (I.R.S. Employer
   incorporation or organization)                      (303) 267-5500                          Identification No.)

                       (Address, including zip code, and
                     telephone number, including area code,
                  of registrant's principal executive offices)

                        ------------------------------

                             STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                                TERRACE TOWER II
                                5619 DTC PARKWAY
                         ENGLEWOOD, COLORADO 80111-3000
                                 (303) 267-5500
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                        ------------------------------

                                   Copies to:

         ELIZABETH M. MARKOWSKI, ESQ.                                                         NORMAN D. SLONAKER, ESQ.
             BAKER & BOTTS, L.L.P.                                                                BROWN & WOOD LLP
             599 LEXINGTON AVENUE                                                              ONE WORLD TRADE CENTER
         NEW YORK, NEW YORK 10022-6070                                                     NEW YORK, NEW YORK 10048-0557
                (212) 705-5000                                                                     (212) 839-5300

                        ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effective date of the registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                                     -----------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                   --------------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                             PROPOSED     PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                      AMOUNT             MAXIMUM          AGGREGATE       AMOUNT OF
                     SECURITIES                            TO BE          OFFERING PRICE      OFFERING      REGISTRATION
                 TO BE REGISTERED                       REGISTERED          PER SHARE         PRICE (1)          FEE
------------------------------------------------------------------------------------------------------------------------
 Tele-Communications, Inc. Series A Telephony
 Group Common Stock, par value $1.00 per share .                                           $250,000,000.00   $75,758.00
========================================================================================================================

  (1)    Estimated solely for the purpose of calculating the registration fee.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.




================================================================================

                                EXPLANATORY NOTE

         This Registration Statement contains two forms of prospectuses, one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus"), and one to be used in connection with a concurrent underwritten offering outside the United States and Canada (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The Prospectuses are identical in all respects except for the front cover page, the section entitled "UNDERWRITING" and the outside back cover page.

         The form of the U.S. Prospectus is included herein and the form of the front cover page, "UNDERWRITING" section and outside back cover page of the International Prospectus are included following the back cover page of the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has been filed   *
*  with the Securities and Exchange Commission.  These securities may     *
*  not be sold nor may offers to buy be accepted prior to the time the    *
*  registration statement becomes effective.  This prospectus shall not   *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there by any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any State.  *
*                                                                         *
***************************************************************************


                            SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED JANUARY 15, 1997
PROSPECTUS
                              ____________ SHARES

                           TELE-COMMUNICATIONS, INC.

                     SERIES A TELEPHONY GROUP COMMON STOCK

                        ______________________________

         Of the _____ shares (the "Shares") of Tele-Communications, Inc.
Series A Telephony Group Common Stock, par value $1.00 per share (the "Series A Telephony Group Common Stock"), offered hereby, _____ shares initially are being offered in the United States and Canada by the U.S. Underwriters (as defined herein) (the "U.S. Offering") and _____ shares initially are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (as defined herein) (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for both Offerings. See "UNDERWRITING."

         The Series A Telephony Group Common Stock is common stock of Tele-Communications, Inc. ("TCI" or the "Company") and is intended to reflect the separate performance of the Telephony Group of TCI. The Telephony Group presently consists principally of (i) TCI's investments in the PCS Ventures (as defined herein), including TCI's 30.0% partnership interest in the Sprint PCS Partnerships (as defined herein), and (ii) TCI's approximately 31.1% equity investment in the outstanding common stock of Teleport Communications Group Inc.

         Subject to certain conditions, TCI may at any time redeem all outstanding shares of Telephony Group Common Stock (as defined herein) in exchange for a proportionate interest in the shares owned by TCI of any one or more Qualifying Subsidiaries (as defined herein) that hold all of the assets and liabilities then attributed to the Telephony Group. Subject to certain exceptions, if TCI disposes of all or substantially all of the properties and assets of the Telephony Group (i.e., 80% on a current market value basis), TCI will be required, at its option, either to (i) distribute to holders of the Telephony Group Common Stock an amount in cash and/or securities or other property equal to their proportionate interest in the Telephony Group Net Proceeds (as defined herein) of such disposition, either by special dividend or by redemption of all or part of the outstanding shares of Telephony Group Common Stock, or (ii) convert each outstanding share of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock (as defined herein) into a number (or fraction) of shares of Series A TCI Group Common Stock and Series B TCI Group Common Stock (each, as defined herein), respectively, equal in each case to 110% of the average daily ratio over the ten-Trading Day Period (as defined herein) beginning on the 16th Trading Day after consummation of the transaction of the Market Value (as defined herein) of one share of Series A Telephony Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock. Further, TCI may in the sole discretion of its Board of Directors (the "Board of Directors" or "Board") at any time convert each outstanding share of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into a number (or fraction) of shares of Series A TCI Group Common Stock and Series B TCI Group Common Stock, respectively, equal to the ratio of the value (as determined on the basis of appraisals performed by investment banking firms) of one share of Telephony Group Common Stock to the average Market Value of one share of Series A TCI Group Common Stock.

         Each share of Series A Telephony Group Common Stock is entitled to one vote, and each share of Series B Telephony Group Common Stock is entitled to ten votes, generally voting as one class with the TCI Group Common Stock, the Liberty Media Group Common Stock and any Preferred Stock (each, as defined herein) entitled to vote. Each share of Series B Telephony Group Common Stock is convertible at the option of the holder into a share of Series A Telephony Group Common Stock. No shares of Series B Telephony Group Common Stock have been issued as of the date of this Prospectus.

         TCI has filed an application for the quotation of the Series A Telephony Group Common Stock on the Nasdaq National Market under the symbol "___."

                                                  (continued on following page)

         SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                        ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================================
                                                               PRICE TO            UNDERWRITING          PROCEEDS TO
                                                                PUBLIC             DISCOUNT(1)           COMPANY(2)
----------------------------------------------------------------------------------------------------------------------
 Per Share . . . . . . . . . . . . . . . . . . . . .                  $                  $                     $
----------------------------------------------------------------------------------------------------------------------
 Total (3) . . . . . . . . . . . . . . . . . . . . .              $                  $                     $
======================================================================================================================

(1) TCI has agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "UNDERWRITING."

(2) Before deducting estimated expenses of the Offerings of $      payable by
    TCI.

(3) TCI has granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date hereof, to purchase up
    to an aggregate of            and           additional shares of Series A
    Telephony Group Common Stock, respectively, at the Price to Public per share, less the Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to TCI will be $          , $
    and $          , respectively.  See "UNDERWRITING."

                        ______________________________

    The Series A Telephony Group Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Series A Telephony Group Common Stock will be made in New York, New York, on or about
      , 1997.

                        ______________________________

MERRILL LYNCH & CO.

                     MORGAN STANLEY & CO.
                        INCORPORATED

                                        CREDIT SUISSE FIRST BOSTON

                                                            SALOMON BROTHERS INC

                        ______________________________

                The date of this Prospectus is January   , 1997.

(continued from previous page)

         The Series A Telephony Group Common Stock is one of six series of the common stock, $1.00 par value per share, of TCI (collectively, the "Common Stock"), the others being: Tele-Communications, Inc. Series B Telephony Group Common Stock (the "Series B Telephony Group Common Stock" and, together with the Series A Telephony Group Common Stock, the "Telephony Group Common Stock"), Tele-Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Common Stock"), Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Common Stock" and, together with the Series A TCI Group Common Stock, the "TCI Group Common Stock"), Tele-Communications, Inc. Series A Liberty Media Group Common Stock (the "Series A Liberty Media Group Common Stock"), and Tele-Communications, Inc. Series B Liberty Media Group Common Stock (the "Series B Liberty Media Group Common Stock" and, together with the Series A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock").

         Dividends on the Telephony Group Common Stock will be payable when, as and if declared by the Board of Directors out of the lesser of the assets of TCI legally available therefor and the Telephony Group Available Dividend Amount (as defined herein). TCI's historical policy of paying no cash dividends on the Common Stock will also apply to the Telephony Group Common Stock. Any decision to pay dividends in the future will depend on the financial condition, results of operations and business requirements of TCI as a whole. In making a determination to pay dividends in the future on the Telephony Group Common Stock, the Liberty Media Group Common Stock or the TCI Group Common Stock, the Board of Directors expects to follow a policy under which it will consider, among other factors, the relative financial condition, results of operations and business requirements of the Telephony Group, the TCI Group and the Liberty Media Group (each, a "Group," and, collectively, the "Groups") and of TCI as a whole. Upon any liquidation of TCI, holders of shares of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock will be entitled to share a portion of the funds of TCI remaining for distribution to holders of Common Stock based on the relative Market Capitalization (as defined herein) of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock.

         Prior to the Offerings, there has been no public market for the Series A Telephony Group Common Stock. Since there has been no public market for the Series A Telephony Group Common Stock, there can be no assurance as to the degree to which the market price of the Series A Telephony Group Common Stock will actually reflect the performance of the Telephony Group. In addition, holders of Telephony Group Common Stock, as stockholders of TCI, will be subject to all risks associated with an investment in TCI and all of its businesses, assets, and liabilities. See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK." For a discussion of the factors which were considered in determining the initial public offering price, see "UNDERWRITING."

         The Telephony Group presently consists of TCI's 100% equity interest in TCI Telephony Services, Inc., a Delaware corporation and an indirect wholly owned subsidiary of TCI ("TTS--Delaware"), its subsidiaries, their respective assets, and all assets and liabilities of TCI and its subsidiaries to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and liabilities of TTS--Delaware or any of its subsidiaries (TTS--Delaware, together with its consolidated subsidiaries (unless the context indicates otherwise), is referred to in this Prospectus as "TCI Telephony"). The principal assets of TCI Telephony are its investments in a series of partnerships formed to engage in the business of providing wireless communications services, using the radio spectrum for broadband personal communications services ("PCS"), to residential and business customers nationwide under the "Sprint" brand (the "PCS Ventures"), and its investment in Teleport Communications Group Inc., a Delaware corporation ("TCG" or "Teleport"). The PCS Ventures include Sprint Spectrum Holding Company, L.P. ("Holdings") and MinorCo, L.P. (collectively, the "Sprint PCS Partnerships" or "Sprint PCS"), and PhillieCo, L.P. ("PhillieCo"). The partners of each of the Sprint PCS Partnerships (each, a "Partner" and, collectively, the "Partners") are subsidiaries of Sprint Corporation ("Sprint"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and TCI (each, a "Parent" and, collectively, the "Parents"). The partners of PhillieCo are subsidiaries of Sprint, Cox and TCI. TCI, through TCI Telephony, has a 30% interest as a partner in each of the Sprint PCS Partnerships and a 35.3% interest as a partner in PhillieCo. TCG is a competitive local exchange carrier (or CLEC) that offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. TCI has a 31.1% equity interest (which represents a 36.4% voting interest) in the outstanding common stock of TCG. The Telephony Group also includes a 50% partnership interest in Kansas City Fiber Network, L.P. and a 40% partnership interest in NHT Partnership, which are competitive access providers serving the Kansas City and Buffalo metropolitan areas, respectively.

         The Telephony Group will also include such other assets and liabilities of the TCI Group as the Board of Directors may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI or any of its subsidiaries may in the future acquire for the Telephony Group, as determined by the Board of Directors. It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of TCI and its subsidiaries in the Telephony Business (as defined).

         A subsidiary of the Sprint PCS Partnerships, Sprint Spectrum, L.P. ("Sprint Spectrum") (through which Sprint PCS conducts substantially all of its operations other than the ownership of its 49% partnership interest in APC and its 49% partnership interest in Cox-California (each, as defined herein)), filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to which it completed an underwritten public offering in August 1996 (the "Sprint Spectrum Registration Statement") and since such offering has been subject to the information requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which it files reports and other information with the Commission (under Commission file number 333-06609-01). The Sprint Spectrum Registration Statement and such reports are available from the Commission in the manner described below under "AVAILABLE INFORMATION." Information contained herein regarding Sprint PCS is based upon, and is qualified in its entirety by reference to, information contained in such filings and other publicly available information.

         Teleport is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission (under Commission file number 0-20913), all of which are available from the Commission in the manner described below under "AVAILABLE INFORMATION." In addition, the Teleport Class A Stock (as defined herein) is quoted on the Nasdaq National Market under the symbol "TCGI." Information contained herein regarding Teleport is based upon, and is qualified in its entirety by reference to, information contained in such filings and other publicly available information.

                        ______________________________

         IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A TELEPHONY GROUP COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THIS OFFERING CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE SERIES A TELEPHONY GROUP COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6 AND 10B-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

         TCI has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act, with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Shares and TCI, reference is made to the Registration Statement. The Registration Statement, including any amendments, schedules and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth below. Statements contained herein or in any document incorporated herein by reference concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. Each such statement is qualified in its entirety by such reference.

         TCI is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information (including the Registration Statement) filed with the Commission by TCI can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511, and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants (including TCI) that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Reports, proxy statements, information statements and other information concerning TCI can also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, at 1735 K Street, N.W., Washington, D.C. 20006.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents have been filed by TCI with the Commission under the Exchange Act and are hereby incorporated into this Prospectus by reference and made a part hereof (Commission File No. 0-20421): (i) TCI's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) TCI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 (as amended on Form 10Q/A (Amendment No. 1)), June 30, 1996 and September 30, 1996; (iii) TCI's Current Reports on Form 8-K, dated February 9, 1996, June 19, 1996, July 2, 1996, August 5, 1996, September 3, 1996, September 11, 1996,
December 17, 1996 and __________, 1997; (iv) the financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations of the TCI Group as of and for the years ended December 31, 1995, 1994 and 1993, and as of and for the nine months ended September 30, 1996 and 1995 contained in Annex V to TCI's Proxy Statement dated ________, 1997; and (v) the description of the Telephony Group Common Stock contained in TCI's Form 8-A Registration Statement filed on ________, 1997.

         All documents filed by TCI with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Shares described in this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         TCI will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Such requests should be addressed to Stephen M. Brett, Esq., Executive Vice President and General Counsel, Tele-Communications, Inc., Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000; telephone (303) 267-5500.

                               PROSPECTUS SUMMARY


         The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Capitalized terms used in this summary and not otherwise defined have the meanings ascribed to them elsewhere in this Prospectus. See Annex A--Index of Certain Defined Terms. In addition, certain technical and other terms used in this Prospectus to describe the businesses of the entities in which TCI Telephony has an interest are defined in Annex B--Glossary of Selected Terms. As used herein, the terms "TCI" and the "Company" mean Tele-Communications, Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

                                      TCI

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a wholly-owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's.

         On ____________, 1997, the shareholders of TCI approved an amendment (the "Telephony Group Amendment") to the Restated Certificate of Incorporation of TCI (as so amended, the "TCI Charter") to authorize two new series of Common Stock, the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock. The Telephony Group Common Stock is intended to reflect the separate performance of the Telephony Group, which currently consists of TCI's investments in certain entities engaged in the domestic wireline and wireless telephony distribution and communications businesses. See "THE TELEPHONY GROUP." Prior to the effectiveness of the Telephony Group Amendment, all of the investments attributed to the Telephony Group were included in the TCI Group. Following effectiveness of the Telephony Group Amendment, such investments ceased to be included in the TCI Group. See "THE OTHER GROUPS."

                              THE TELEPHONY GROUP

         The Telephony Group includes TCI's principal investments in the domestic wireless and wireline telephony businesses (the "Telephony Business"), consisting primarily of its investments, held through TCI Telephony, in the PCS Ventures (Sprint PCS and PhillieCo) and in Teleport. Beyond the ownership of these assets, TCI Telephony also has the right to acquire TCI's interests in the ResTel Business and the WTCI Business (each, as defined below). The Board currently intends the Telephony Group to be the principal vehicle for TCI's telephony expansion strategies. See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK--POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION."

         Sprint PCS is the largest broadband wireless provider in the United States in terms of total licensed Pops (or population equivalents), with licenses (including those owned by licensees that are affiliated or have agreed to affiliate with Sprint PCS, including PhillieCo) to provide service in MTAs (or metropolitan trading areas) covering over 190 million Pops (or population equivalents). TCI Telephony believes that a seamless, nationwide presence utilizing one technology and sold under the Sprint brand name will yield competitive advantages for Sprint PCS. Sprint PCS's nationwide presence is not only considerably larger than the next largest A/B Block PCS provider (AT&T Corp. ("AT&T"), with 112 million Pops) but also significantly broader than the largest U.S. cellular provider (again AT&T, with 79 million Pops), in each case based on information filed with the Commission and without giving effect to the purchase of any PCS license in the FCC's recently completed D, E and F Block PCS Auctions. Sprint PCS is in the process of initiating wireless communications services nationwide under the Sprint brand name and, as of January 10, 1997, had seven markets operational. TCI Telephony's ownership interests in the PCS Ventures represent the economic equivalent of, or attributable interest in,
53.2 million net Pops.

         Teleport, the largest CLEC (or competitive local exchange carrier) in the United States as measured by route miles, offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. TCG believes that it offers these customers technologically advanced local telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity. TCI Telephony has a 31.1% equity interest (representing a 36.4% voting interest) in the outstanding common stock of Teleport. In addition, TCI Telephony also holds a 50% partnership interest in Kansas City Fiber Network, L.P. and a 40% partnership interest in NHT Partnership, which are CAPs serving the Kansas City and Buffalo metropolitan areas, respectively.

         Beyond its current investments, TCI Telephony has the right, but not the obligation, to acquire TCI's developmental stage cable telephony business, which provides wireline residential telephony services (i.e., conventional telephone service or POTS and related services) via TCI's cable plant to residential and small business customers in certain of the geographic areas served by TCI's cable television systems (the "ResTel Business"). The right to acquire the ResTel Business may be exercised by TCI Telephony in whole or in part (by geographic area) and at any time or from time to time, as applicable, provided that TCI Telephony is at the time of exercise a subsidiary of TCI and TCI is then conducting such business. TCI Telephony is currently in the process of studying the customer acceptance and economic attractiveness of the ResTel Business. See "RESIDENTIAL TELEPHONY."

         TCI Telephony also has the right to acquire TCI's interests in the business, currently being conducted by TCI's indirect subsidiary, Western Tele-Communications, Inc. ("WTCI"), of providing long-distance transport of video, voice and data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States (the "WTCI Business"). Such right may be exercised at any time, provided that TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business, at a price based on the fair market value of such business (as determined by the Board).

         TCI Telephony believes that its various telephony investments are complementary in several respects. To date, TCI Telephony believes that Teleport and Sprint PCS have benefited from the existing cable infrastructure and installed customer base of TCI and the other cable companies that have invested in them. TCI believes that such existing cable infrastructure has resulted in significantly reduced buildout costs and improved implementation time for Teleport, and anticipates that the size of the installed base of customers for both Sprint and the Partners that are cable companies (14 million and 20 million customers, respectively), will be a key advantage to Sprint PCS in its distribution and marketing efforts.

WIRELESS TELEPHONY

         GENERAL

         The Telephony Group's wireless telephony activities currently consist of its interests in Sprint PCS and PhillieCo. Sprint PCS has announced its intention to become a leading provider of wireless communications products and services in the United States. Sprint PCS is the largest broadband wireless personal communications services company in the United States in terms of total licensed Pops, with licenses (including those owned by licensees that have affiliated or have agreed to affiliate with Sprint PCS, including PhillieCo) to provide service in 33 MTAs covering 190.9 million Pops (73% of the total United States population) and including eight of the nation's ten largest MTAs.
Sprint PCS was the successful bidder for 29 PCS licenses in the A Block and B Block PCS auction conducted by the Federal Communications Commission ("FCC") which concluded in March 1995. Sprint PCS's 29 wholly-owned markets include, among others, the New York City, San Francisco, Detroit, Dallas/Fort Worth and Boston/Providence MTAs, and cover 150.3 million Pops. Additionally, Cox has agreed to contribute to Sprint PCS, upon FCC approval which has been obtained, a PCS license for the Omaha MTA that it separately purchased in the broadband PCS auction that concluded in March 1995. In order to increase its Pop coverage, Sprint PCS has affiliated and expects to continue to affiliate with other PCS providers, including those in which Sprint PCS or affiliates of the Partners have an interest. Each affiliated PCS service provider will be included in Sprint PCS's national network and will use the Sprint brand name pursuant to affiliation agreements.

         The table below presents the owned and affiliated Pops of Sprint PCS after giving effect to such affiliation agreements:

                                                                        Direct or Indirect
                                                          1995           Ownership Interest       Net Pops Attributed
                                                      Population in    Attributed to Telephony       to Telephony
       Owned/Affiliated                 # of MTAs        MTA(s)                 Group                  Group(1)
       ----------------                 ---------     -------------    -----------------------    -------------------
                                                       (millions)                                     (millions)
Owned by Sprint PCS . . . . . . . . .      29             150.3                  30.0%                    45.1
Omaha (to be contributed to
    Sprint PCS by Cox)(2) . . . . . .       1               1.7                  30.0%                      .5
Affiliated:
     APC (Baltimore/
        Washington)(3)  . . . . . . .       1               8.3                  14.7%                     1.2
     Cox-California (Los
         Angeles/San Diego)(4)  . . .       1              21.5                  14.7%                     3.2
     PhillieCo (Philadelphia)(5)  . .       1               9.1                  35.3%                     3.2
                                           --             -----                                           ----
           Total  . . . . . . . . . .      33             190.9                                           53.2
                                           ==             =====                                           ====

---------------
(1) Represents aggregate Pops covered by the PCS licenses held by the applicable PCS licensee multiplied by the direct or indirect percentage equity interest in such licensee attributed to the Telephony Group. The number of Pops represented by PCS licenses is based upon the Donnelly Marketing Service estimate of the December 31, 1995 population of a geographic area. Such number is not necessarily indicative of the number of Pops that are or will be served by the applicable licensee's PCS network in such license area or the actual or expected number of customers using such PCS network. In addition, the number of Pops attributed to the Telephony Group is not intended to imply that TCI Telephony has any actual ownership interest in or right to acquire such an interest in, or other rights with respect to, such Pops or the applicable PCS license(s), including upon liquidation or dissolution of the applicable PCS licensee.

(2) Contribution will be credited towards capital contributions required of Cox under the Partnership Agreement to the same extent as if Cox had made a cash contribution in an amount equal to the sum of (i) $995,564, together with interest at the annual rate of 13.4% computed from November 17, 1994 through the date the Omaha license is contributed, plus (ii) $4,062,400, together with interest at the annual rate of 13.4% computed from June 30, 1995 through the date the Omaha license is contributed.

(3) Sprint PCS owns a 49% limited partnership interest in American PCS, L.P. ("APC"), which owns a PCS license for and operates a broadband PCS system in the Baltimore/Washington, D.C. MTA and has entered into an affiliation agreement with Sprint PCS.

(4) Sprint PCS owns a 49% limited partnership interest in Cox-California PCS, L.P. ("Cox-California") which was formed to hold a PCS license for and operates a broadband PCS system in the Los Angeles/San Diego MTA and has entered into an affiliation agreement with Sprint PCS.

(5) Owned by subsidiaries of Sprint, TCI and Cox. Sprint PCS expects to sign a services and affiliation agreement with PhillieCo.

     Sprint PCS is implementing what it believes to be a state-of-the-art PCS network using CDMA (or Code Division Multiple Access) technology which TCI Telephony believes provides benefits relative to current analog cellular systems. Sprint PCS believes that its digital technology will increase capacity by seven to ten times, offer better call quality, and provide a wide variety of advanced features, in each case compared to current analog cellular systems. Sprint PCS initiated the commercial launch of its service in December 1996 in Fresno, California; Milwaukee, Wisconsin; Portland, Oregon; Spokane, Washington; Albany and Syracuse, New York; and Pittsburgh, Pennsylvania. Additional markets, including New York City, San Francisco, Dallas/Ft. Worth, Boston, Miami, Minneapolis/St. Paul, Denver, Seattle and Kansas City, will be launched on a market-by-market basis during 1997 and thereafter. The timing of launch in individual markets will be determined by various factors, principally zoning and microwave relocation, equipment delivery schedules, completion of network testing and optimization and local market and competitive considerations. Sprint PCS will require significant funds for development, construction, testing and deployment of its PCS network.

   See "RISK FACTORS-- CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT PCS--SUBSTANTIAL CAPITAL REQUIREMENTS."

     APC launched its PCS service in November 1995 in the Baltimore/Washington MTA and was the nation's first commercially operational PCS system. While it is expected that APC will add a CDMA protocol, it is initially deploying GSM technology (which is more mature than CDMA). As of July 1996, APC had approximately 100,000 subscribers. Cox-California initiated the commercial launch of its PCS service in San Diego in December 1996. The Cox-California PCS system utilizes a combination of tower-based cell sites and micro-cell sites that are attached to the cable plant of the local cable partner or affiliate, which combination may offer certain advantages over the exclusive utilization of tower-based cell sites. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELESS TELEPHONY--NETWORK BUILDOUT."

     PCS is the first all-digital wireless telecommunications service and will be able to provide enhanced integrated services not currently offered by traditional analog cellular providers. Sprint PCS has stated its belief that the enhanced features and services, in conjunction with increased competition within the industry, will contribute to the acceleration of growth in the wireless telecommunications market. According to the Cellular Telecommunications Industry Association (the "CTIA"), the number of cellular telephone subscribers nationwide has grown from approximately 680,000 in 1986 to an estimated 34 million as of December 31, 1995. The Personal Communications Industry Association (the "PCIA") estimates that the number of cellular and PCS wireless services subscribers will be over 104 million by the year 2005 and that PCS subscriptions will account for approximately 40 million of such subscriptions.

     To date, total financing commitments made to Sprint PCS are approximately $10 billion. The Partners have agreed to contribute up to an aggregate of $4.2 billion of equity to Sprint PCS to the extent required by the annual budgets of Sprint PCS through fiscal 1999 as approved by the Partners (or otherwise approved by the Partners). As of December 31, 1996, approximately $3.0 billion had been contributed to Sprint PCS, of which amount TCI Telephony had contributed approximately $900 million. Sprint PCS's proposed business plan currently contemplates that the remaining approximately $1.2 billion of such equity contributions by the Partners (of which amount TCI Telephony's share is approximately $360 million) will be made by the end of the second quarter of 1998 (although there can be no assurance that any additional capital will be contributed by the Partners). Sprint PCS's subsidiary, Sprint Spectrum, has obtained approximately $3.1 billion in secured vendor financing in the aggregate from Lucent Technologies Inc. and Northern Telecom Inc. (together, the "Vendors"), entered into a $2.0 billion secured credit facility with a group of banks and received net proceeds of approximately $520 million from a public offering of senior notes and senior discount notes (the "Sprint Spectrum Notes") with a principal amount at maturity of $750 million. Assuming all of such debt and equity financing amounts are made available to Sprint PCS, Sprint PCS currently believes that such amounts would be sufficient to meet its currently anticipated capital requirements (other than obligations in respect of Sprint PCS's interest in APC and Cox-California) through the end of 1998 (based on Sprint PCS's current plans for its network buildout in its current license areas). See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT PCS--SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY LEVERAGED CAPITAL STRUCTURE" and "--NETWORK BUILDOUT AND SYSTEM IMPLEMENTATION RISKS."

     Sprint PCS believes that rapid growth in consumer and business demands for wireless services, technological advances, increased customer expectations for quality, convenience of use and deregulation are reshaping the telecommunications market. In order to compete in this changing environment, accelerate subscriber growth and increase customer retention, Sprint PCS intends to offer customers integrated telecommunications packages and national service offerings.

WIRELINE TELEPHONY

     The Telephony Group's wireline telephony activities currently consist primarily of its investment in Teleport. Teleport offers a wide range of local telecommunications services in major metropolitan markets nationwide. Teleport competes with ILECs (or incumbent local exchange carriers) as "The Other Local Phone Company"(SM) by providing high quality, integrated local telecommunications services, primarily over fiber optic digital networks, to meet the voice, data, and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, long distance carriers and resellers, and wireless communications companies. While Teleport's carrier business has continued to grow, in 1995 end user customers accounted for approximately 62% of Teleport's revenues on a historical basis. During 1995, Teleport's top 10 customers accounted for approximately 57% of TCG's total revenues (on a pro forma basis assuming the reorganization of Teleport's business in connection with its initial public offering in June 1996 (the "TCG Reorganization") had occurred at the beginning of 1995). AT&T and Sprint each accounted for more than 10% of such revenues, and no customer accounted for 15% or more of such revenues.

     For over 10 years, TCG has developed, operated and expanded its local telecommunications networks. Teleport currently operates high-capacity state-of-the-art digital networks in 53 metropolitan markets, including 17 of the 20 largest metropolitan areas. Teleport operates networks in metropolitan New York City/New Jersey, Los Angeles, Chicago, San Francisco, Boston, Detroit, Baltimore/Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford and Omaha, and is developing networks in Atlanta, Birmingham, Charlotte, Chattanooga, Cincinnati, Columbus (Ohio), Knoxville, Minneapolis/St. Paul, Nashville, Orlando, Sacramento and Tampa. TCG has also agreed to acquire the remaining direct and indirect equity interests in Eastern TeleLogic Corporation, a CLEC in Philadelphia and in neighboring Camden, New Jersey, and Wilmington, Delaware ("ETC"). As of September 30, 1996, Teleport's networks spanned over 6,250 route miles, contained over 316,000 fiber miles and served approximately 6,800 buildings. In addition, in February 1996 Teleport acquired a minority investment in BizTel Communications, Inc., which through a subsidiary holds licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in 156 geographic areas in the United States with a population of approximately 175 million people, including more than 80 of the 100 largest metropolitan areas and all of the markets where TCG operates. The 38 GHz milliwave facilities can be used by TCG to economically connect customers to its networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where Teleport does not have networks.

     On January 13, 1997, TCG announced that it would acquire CERFnet Services Inc., a provider of Internet-related services to business and corporate clients (including dial-up and dedicated Internet access, Web hosting and co-location services, and Internet training), in exchange for approximately 2.1 million shares of Teleport common stock (the "CERFnet Acquisition").

     TCG has grown rapidly over the last several years, expanding its existing networks, developing new networks and increasing its service offerings. On a pro forma basis, after giving effect to the TCG Reorganization, Teleport's revenues were approximately $184.9 million for 1995, and approximately $196 million for the nine months ended September 30, 1996, substantially all of which were derived from the provision of local telecommunications services.

     TCG estimates that total revenues from the local telecommunications market in the United States were approximately $96 billion in 1995, based on 1988-1994 FCC statistics. In the past, competitive access providers, including Teleport, were limited to serving only the dedicated services portion of this market, which TCG estimates (based on such statistics) was approximately $5 billion in 1995, whereas the local switched services portion of this market for business customers is estimated to have been approximately $55 billion. Teleport has expanded into the switched services market in a number of states over the last five years by constructing switched networks and obtaining the necessary regulatory authorizations and interconnection arrangements. With the passage of the Telecommunications Act of 1996 (the "1996 Act"), Teleport believes that it is well positioned to address a significantly larger portion of the local telecommunications market and to improve its operating margins in the switched and dedicated services markets by expanding its networks, installing additional high capacity digital switches and offering new products and services.

     Teleport provides its customers with a wide array of local telecommunications services, including basic local exchange telephone services, enhanced switched services, dedicated services, high-speed switched data services and video channel transmission services. Switched voice services offered by Teleport use primarily high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. TCG's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Teleport provides its media industry customers with point-to-point, broadcast-quality video channels for video transmissions between two or more locations, including video link services to all the major television networks as well as to other programmers. Teleport also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services.

     Teleport uses technologies and network architectures which it believes are state-of-the-art to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The basic transmission platform consists primarily of optical fiber equipped with high-capacity SONET equipment deployed in self-healing rings. These SONET rings give TCG the capability of routing customer traffic simultaneously in both directions around the ring thereby eliminating loss of service in the event of damage to the fiber optic network. Teleport extends SONET rings or point-to-point links from rings to each customer's premises over its own fiber optic cable, unbundled facilities obtained from ILECs (or incumbent local exchange carriers), microwave (including 38 GHz milliwave) transmission facilities and other technologies. TCG also installs diverse building entry points where a customer's network security needs require such redundancy. TCG then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

     TCI Telephony currently owns 48,779,388 shares of Class B Common Stock of Teleport ("Teleport Class B Stock"), each of which is entitled to ten votes per share on each matter to be voted on by the holders of the common stock of Teleport generally and each of which is convertible into one share of Class A Common Stock of Teleport ("Teleport Class A Stock"). TCI Telephony also owns an additional 1,011,528 shares of Teleport Class A Stock. Such shares of Teleport Class B Stock and Teleport Class A Stock in the aggregate represent approximately 31.1% of the outstanding common stock of Teleport and approximately 36.4% of the aggregate voting power of such securities. In addition, subsidiaries of Cox, Comcast and Continental Cablevision, Inc. ("Continental" or, together with TCI, Cox and Comcast, the "Cable Stockholders") own shares of Teleport Class B Stock and Teleport Class A Stock representing approximately 24.4%, 16.0% and 11.1%, respectively, of the outstanding common stock of Teleport (representing approximately 29.1%, 19.1% and 13.3%, respectively, of the aggregate voting power of such securities). Such percentages do not reflect the 2,757,083 shares of Teleport Class A Stock that are to be issued in connection with the acquisition by Teleport of Comcast's indirect equity interest in ETC or the shares to be issued in the CERFnet Acquisition. Based on the closing market price of the Teleport Class A Stock of $32 1/2 on January 13, 1997 and 159,942,778 shares of Teleport common stock outstanding as of January 13, 1997, the aggregate market value of Teleport's outstanding common stock is approximately $5.2 billion.

     TCG has benefited substantially from its relationships with the Cable Stockholders, which are among the largest cable television companies in the United States. Through such relationships, Teleport has been able to utilize rights-of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing Teleport to achieve significant economies of scale and scope through capital efficiencies in extending its networks in a rapid, efficient and cost-effective manner. Teleport believes that such relationships with the Cable Stockholders have resulted in substantial costs savings in the construction of its fiber optic networks (as compared to the cost of constructing such networks through similar relationships with unrelated third parties).

     In addition to its interest in Teleport, the Telephony Group's wireline telephony investments also include a 50% partnership interest in Kansas City Fiber Network, L.P. and a 40% partnership interest in NHT Partnership, which are CAPs serving the Kansas City and Buffalo metropolitan areas, respectively.

RESIDENTIAL TELEPHONY

     As part of its evaluation of the customer acceptance and economic attractiveness of the residential telephony opportunity utilizing upgraded cable plant, TCI launched service commercially in Hartford, Connecticut, in October 1996 and in Arlington Heights, Illinois, on January 14, 1997. TCI is currently testing the provision of residential telephony service over its cable plant in Freemont, California, and anticipates commercially launching the service there in the first quarter of 1997. TCI currently expects that its residential telephony service will be available to 260,000 homes in these three markets in the aggregate by the end of the first quarter of 1997.

     TCI is positioning its product as a high quality, yet lower cost alternative to conventional telephone service provided by the ILEC. In addition, TCI believes that the technology it is deploying in these markets can support more reliable service offerings and more responsive customer service than that of the ILEC. TCI currently expects that the residential telephony service, if ultimately rolled out on a large-scale basis, would be sold both directly to residential and small business customers as well as indirectly, via wholesale offerings, to other local market entrants.

     The cost per subscriber of the residential telephony business is directly impacted by the penetration rate achieved in a particular market (with the penetration rate being the percentage that the number of subscribers to the service in such market represents of the households technically capable of subscribing to the service). Therefore, a key determinant of whether a residential strategy is deployed will be TCI's evaluation of achievable penetration rate levels.

     The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business, the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable television, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services (such as Internet services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arm's-length negotiation with a third party. It is currently anticipated that if TCI Telephony exercises its right to acquire the ResTel Business, it will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

     If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through external financings, future operations or sales of assets), in funds borrowed from TCI or otherwise through the issuance of debt or preferred equity securities by TCI Telephony to TCI or other potential financing opportunities, provided, that the Board of Directors has determined that the payment of such purchase price will not be made through an increase in the Inter-Group Interest of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price to be paid by TCI Telephony to acquire such business from the TCI Group and pursuant to its arrangements with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

WTCI

     WTCI provides long-distance transport of video, voice and data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States. WTCI's gross revenues for the year ended December 31, 1995 were approximately $32 million, of which approximately $24 million was attributable to wholesale carrier revenues. For the nine months ended September 30, 1996, WTCI's gross revenues were approximately $24 million, of which approximately $19 million was attributable to wholesale carrier revenues.

                                THE OTHER GROUPS

     The TCI Group currently consists of TCI's domestic cable and telephony distribution and communications businesses (other than the investments attributed to the Telephony Group), international cable, telephony and programming businesses, technology/venture capital businesses, any other businesses and assets not included in either the Liberty Media Group or the Telephony Group, the Inter-Group Interest in the Telephony Group and any Inter-Group Interest that may hereafter be created in the Liberty Media Group. The common stockholders' equity value of TCI attributable to the Telephony
Group that, at any relevant time, is attributed to the TCI Group, and accordingly, is not represented by outstanding Telephony Group Common Stock, is referred to as the "Inter-Group Interest" of the TCI Group in the Telephony Group. Until shares of Telephony Group Common Stock are first issued, the Inter-Group Interest of the TCI Group in the Telephony Group will represent
100% of the common stockholders' equity value attributed to the Telephony Group. As shares of Telephony Group Common Stock are issued and sold or distributed, the percentage of the common stockholders' equity value of TCI attributable to the Telephony Group that is or is intended to be reflected in the TCI Group Common Stock will be reduced accordingly.

     The Liberty Media Group consists of TCI's businesses, and investments in entities, that are engaged in the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, and its investments in entities engaged in electronic retailing, direct marketing, advertising sales relating to programming services, infomercials and transaction processing, and the operation of UHF television stations.

                                 THE OFFERINGS*

Series A Telephony Group Common Stock Offered:
     U.S. Offering  . . . . . . . . . . . . . .  ___________ shares
     International Offering . . . . . . . . . .  ___________ shares
        Total   . . . . . . . . . . . . . . . .  ___________ shares

Use of Proceeds . . . . . . . . . . . . . . . .  The net proceeds of the
                                                 Offerings to the Telephony
                                                 Group, prior to the
                                                 deduction of expenses, are
                                                 estimated to be approximately
                                                 $______ million (or
                                                 approximately $_____ million if
                                                 the Underwriters'
                                                 over-allotment options are
                                                 exercised in full).  All of the
                                                 net proceeds of the Offerings
                                                 will be reflected on the
                                                 combined financial statements
                                                 of the Telephony Group and will
                                                 be used to fund a portion of
                                                 the Telephony Group's
                                                 anticipated capital
                                                 requirements, principally to
                                                 fund its share of the capital
                                                 contributions it anticipates
                                                 will be required by the PCS
                                                 Ventures through 1998, and for
                                                 general corporate purposes.
                                                 TCI Telephony currently
                                                 estimates that its share of the
                                                 aggregate funding requirements
                                                 of its wireless and wireline
                                                 telephony investments
                                                 (including the PCS Ventures)
                                                 will be approximately $370
                                                 million  for 1997 and $70
                                                 million for 1998.  See "RISK
                                                 FACTORS--SUBSTANTIAL CAPITAL
                                                 REQUIREMENTS OF THE TELEPHONY
                                                 GROUP" and "Telephony Group
                                                 Management's Discussion and
                                                 Analysis of Financial Condition
                                                 and Results of Operations,
                                                 Years Ended December 31, 1995,
                                                 1994 and 1993--Liquidity and
                                                 Capital Resources" located
                                                 elsewhere in this Prospectus.

Nasdaq National Market Symbol . . . . . . . . .  Application has been made for the quotation of the Series A
                                                 Telephony Group Common Stock on
                                                 the Nasdaq National Market
                                                 under the symbol "    ."


* Assumes no exercise of the Underwriters' over-allotment options.

                        THE TELEPHONY GROUP COMMON STOCK

     The following is a summary of certain selected terms of the Telephony Group Common Stock, which description is qualified by reference to the more complete description of such terms contained elsewhere in this Prospectus and to the definitive terms of the Telephony Group Common Stock contained in the TCI Charter, which is an exhibit to the Registration Statement of which this Prospectus is a part. For additional information regarding the terms of the Telephony Group Common Stock and the Inter-Group Interest of the TCI Group in the Telephony Group, see "DESCRIPTION OF CAPITAL STOCK" and "INTER-GROUP INTEREST IN THE TELEPHONY GROUP."

BUSINESSES  . . . . . . . . . . . . . . . . . .  The Telephony Group consists of
                                                 TCI's investments, through TCI
                                                 Telephony, in certain entities
                                                 engaged in the domestic
                                                 wireline and wireless telephony
                                                 distribution and


                                               communications businesses,
                                               principally its investments in
                                               the PCS Ventures and in TCG.
                                               TCI could determine to pursue
                                               future business opportunities
                                               through one Group instead of the
                                               other Groups, or jointly through
                                               more than one of the Groups.
                                               See "MANAGEMENT AND ALLOCATION
                                               POLICIES."

                                               The Telephony Group Common Stock
                                               is intended to reflect the
                                               separate performance of the
                                               Telephony Group.  However,
                                               holders of Telephony Group
                                               Common Stock will be subject to
                                               all of the risks associated with
                                               an investment in TCI and all of
                                               its businesses, assets and
                                               liabilities.  There is no
                                               assurance as to the degree to
                                               which the market value of the
                                               Telephony Group Common Stock
                                               will reflect the separate
                                               performance of the Telephony
                                               Group.


DIVIDENDS AND SHARE DISTRIBUTIONS . . . . . .  TCI's historical policy of paying no cash dividends on the
                                               Common Stock will also apply to
                                               the Telephony Group Common
                                               Stock.

                                               Dividends are payable out of the
                                               lesser of assets of TCI legally
                                               available therefor and the
                                               Telephony Group Available
                                               Dividend Amount.  If dividends
                                               on the Telephony Group Common
                                               Stock are paid, equivalent per
                                               share dividends will be
                                               concurrently paid on both the
                                               Series A Telephony Group Common
                                               Stock and the Series B Telephony
                                               Group Common Stock.  For this
                                               purpose, equivalent per share
                                               dividends include, in the case
                                               of distributions of securities,
                                               either distributions of
                                               identical securities or
                                               distributions of securities
                                               having differences in voting
                                               rights and in certain related
                                               rights (which differences are,
                                               in the case of distributions of
                                               securities of TCI or its
                                               subsidiaries (including stock
                                               dividends consisting of
                                               Telephony Group Common Stock),
                                               not greater than the
                                               corresponding differences
                                               between the Series A Telephony
                                               Group Common Stock and the
                                               Series B Telephony Group Common
                                               Stock).

                                               Subject to the foregoing
                                               provisions, dividends may be
                                               declared and paid on the TCI
                                               Group Common Stock, the
                                               Telephony Group Common Stock
                                               and/or the Liberty Media Group
                                               Common Stock in equal or unequal
                                               amounts, notwithstanding the
                                               relationship between the TCI
                                               Group Available Dividend Amount,
                                               the Telephony Group Available
                                               Dividend Amount and the Liberty
                                               Media Group Available Dividend
                                               Amount, the respective amounts
                                               of prior dividends paid on, or
                                               liquidation rights of, the TCI
                                               Group Common Stock, the
                                               Telephony Group Common Stock or
                                               the Liberty Media Group Common
                                               Stock, or any other factor.

                                               Any decision to pay dividends in
                                               the future will depend on the
                                               financial condition, results of
                                               operations and business
                                               requirements of TCI as a whole.
                                               In making a determination

                                               as to the allocation of any
                                               future dividends between the TCI
                                               Group Common Stock, the
                                               Telephony Group Common Stock and
                                               the Liberty Media Group Common
                                               Stock, the Board of Directors
                                               expects to follow a policy under
                                               which it will consider, among
                                               other factors, the relative
                                               financial condition, results of
                                               operations and business
                                               requirements of the respective
                                               Groups and of TCI as a whole.

DIVIDEND, REDEMPTION AND CONVERSION RIGHTS
APPLICABLE ON DISPOSITION OF TELEPHONY
GROUP ASSETS  . . . . . . . . . . . . . . . .  If TCI disposes of all or substantially all of the
                                               properties and assets of the
                                               Telephony Group (defined as 80%
                                               or more on a current market
                                               value basis), other than in a
                                               transaction in which TCI
                                               receives primarily equity
                                               securities of an entity engaged
                                               or proposing to engage primarily
                                               in a similar or complementary
                                               business and other than in
                                               connection with the disposition
                                               of all or substantially all of
                                               the properties and assets of
                                               TCI, TCI is required, at its
                                               option, either to (i) distribute
                                               to holders of the Telephony
                                               Group Common Stock an amount in
                                               cash and/or securities or other
                                               property equal to their
                                               proportionate interest in the
                                               Telephony Group Net Proceeds of
                                               such disposition, either by
                                               special dividend or by
                                               redemption of all or part of the
                                               outstanding shares of Telephony
                                               Group Common Stock, or (ii)
                                               convert each outstanding share
                                               of Series A Telephony Group
                                               Common Stock and Series B
                                               Telephony Group Common Stock
                                               into a number (or fraction) of
                                               shares of Series A TCI Group
                                               Common Stock or Series B TCI
                                               Group Common Stock,
                                               respectively, equal in each case
                                               to 110% of the average daily
                                               ratio over the ten-Trading Day
                                               period beginning on the 16th
                                               Trading Day after consummation
                                               of the transaction of the Market
                                               Value of one share of Series A
                                               Telephony Group Common Stock to
                                               the Market Value of one share of
                                               Series A TCI Group Common Stock.
                                               The proportionate interest in
                                               the Telephony Group Net Proceeds
                                               of a disposition that would be
                                               distributed to holders of
                                               Telephony Group Common Stock
                                               would be based on the Telephony
                                               Group Outstanding Interest
                                               Fraction (a measure of the
                                               percentage interest in the
                                               Telephony Group represented by
                                               outstanding shares of Telephony
                                               Group Common Stock).  Such a
                                               partial redemption could be
                                               effected pro rata among the
                                               holders of such shares or by
                                               such other method as may be
                                               determined by the Board of
                                               Directors to be equitable.

CONVERSION AT OPTION OF HOLDER  . . . . . . .  Shares of Series B Telephony
                                               Group Common Stock are
                                               convertible at any time, at the
                                               option of the holder only, into
                                               the same number of shares of
                                               Series A Telephony Group Common
                                               Stock.

CONVERSION AT OPTION OF TCI . . . . . . . . .  TCI may, in the sole discretion of its Board of Directors, elect
                                               at any time to convert each
                                               outstanding share of Telephony
                                               Group Common Stock into a number
                                               (or

                                               fraction) of shares of TCI Group
                                               Common Stock equal to the ratio
                                               of the value (as determined on
                                               the basis of appraisals
                                               performed by investment banking
                                               firms) of one share of Telephony
                                               Group Common Stock to the
                                               average Market Value over a
                                               20-Trading Day period prior to
                                               the date such appraisal process
                                               is initiated of one share of
                                               Series A TCI Group Common Stock.
                                               In such a case, shares of Series
                                               A Telephony Group Common Stock
                                               would be converted into Series A
                                               TCI Group Common Stock and
                                               shares of Series B Telephony
                                               Group Common Stock would be
                                               converted into Series B TCI
                                               Group Common Stock.

REDEMPTION IN EXCHANGE FOR
STOCK OF SUBSIDIARY . . . . . . . . . . . . .  TCI could at any time, in the sole discretion of the Board of
                                               Directors, redeem (without
                                               premium) all outstanding shares
                                               of Telephony Group Common Stock
                                               in exchange for a proportionate
                                               interest in the outstanding
                                               shares of any one or more
                                               Qualifying Subsidiaries that
                                               hold all of the assets and
                                               liabilities attributed to the
                                               Telephony Group. The percentage
                                               of the stock of the Qualifying
                                               Subsidiary or Qualifying
                                               Subsidiaries owned by TCI that
                                               is distributable in the
                                               redemption would be based on the
                                               Telephony Group Outstanding
                                               Interest Fraction.  In such a
                                               case, the Board of Directors
                                               could elect to distribute, with
                                               respect to each such subsidiary,
                                               either a single class of
                                               subsidiary stock or two classes
                                               of subsidiary stock having
                                               relative voting rights and
                                               differences in certain related
                                               rights not greater than the
                                               corresponding differences
                                               between the Series A Telephony
                                               Group Common Stock and the
                                               Series B Telephony Group Common
                                               Stock.  A "Qualifying
                                               Subsidiary" for this purpose is
                                               a subsidiary of TCI that is
                                               either wholly owned, directly or
                                               indirectly, by TCI or in which
                                               TCI's direct or indirect
                                               ownership and voting interest is
                                               sufficient to satisfy the
                                               requirements of the Internal
                                               Revenue Service (the "Service")
                                               for a tax- free distribution of
                                               TCI's interest in such
                                               subsidiary to holders of
                                               Telephony Group Common Stock.

VOTING RIGHTS . . . . . . . . . . . . . . . .  The Series A Telephony Group
                                               Common Stock will be entitled to
                                               one vote per share and the
                                               Series B Telephony Group Common
                                               Stock will be entitled to ten
                                               votes per share, voting as one
                                               class with the TCI Group Common
                                               Stock, the Liberty Media Group
                                               Common Stock and any Preferred
                                               Stock entitled to vote, except
                                               to the extent separate class or
                                               series votes are required by law
                                               or the TCI Charter.  The TCI
                                               Charter does not provide for any
                                               rights for the Telephony Group
                                               Common Stock to vote separately
                                               from the TCI Group Common Stock
                                               and the Liberty Media Group
                                               Common Stock.


LIQUIDATION . . . . . . . . . . . . . . . . .  Holders of shares of Series A
                                               Telephony Group Common Stock and
                                               Series B Telephony Group Common
                                               Stock will be entitled to share
                                               (on an equal per share basis) a
                                               portion of the funds of TCI
                                               remaining for distribution to
                                               its common stockholders based on
                                               the average daily ratio over

                                               a period of 20 Trading Days
                                               prior to the announcement of the
                                               liquidation event of the
                                               aggregate Market Capitalization
                                               of the Telephony Group Common
                                               Stock to the aggregate Market
                                               Capitalization of the TCI Group
                                               Common Stock, the Telephony
                                               Group Common Stock and the
                                               Liberty Media Group Common
                                               Stock.

INTER-GROUP INTEREST  . . . . . . . . . . . .  In connection with the
                                               Offerings, the Board of
                                               Directors has designated ______
                                               shares of Telephony Group Common
                                               Stock as the number of shares of
                                               Telephony Group Common Stock
                                               that, if issued, would represent
                                               100% of the common stockholders'
                                               equity value of TCI that is
                                               attributable to the Telephony
                                               Group prior to the Offerings,
                                               all of which is presently
                                               attributed to the TCI Group.
                                               Such number of shares is the
                                               initial Number of Shares
                                               Issuable with Respect to the
                                               Telephony Group Inter-Group
                                               Interest, which is intended to
                                               provide a measure of the
                                               Inter-Group Interest of the TCI
                                               Group in the Telephony Group on
                                               a basis comparable to an
                                               investment in shares of
                                               Telephony Group Common Stock.
                                               The Number of Shares Issuable
                                               with Respect to the Telephony
                                               Group Inter-Group Interest is
                                               not represented by outstanding
                                               shares of Telephony Group Common
                                               Stock and has no voting rights.
                                               Authorized but unissued shares
                                               of Telephony Group Common Stock
                                               in excess of the Number of
                                               Shares Issuable with Respect to
                                               the Telephony Group Inter- Group
                                               Interest and any outstanding
                                               shares of Telephony Group Common
                                               Stock as of any relevant time
                                               (such shares, the "Available
                                               Shares") are available for
                                               issuance as additional equity
                                               for the Telephony Group.  The
                                               ___ million shares of Series A
                                               Telephony Group Common Stock to
                                               be issued in the Offerings (___
                                               million if the Underwriters'
                                               over- allotment options are
                                               exercised in full) will be
                                               issued from the Available Shares
                                               for the account of the Telephony
                                               Group.  As a result, immediately
                                               after the Offerings, the
                                               Telephony Group Outstanding
                                               Interest Fraction will equal __%
                                               (or __% if the Underwriters'
                                               over-allotment options are
                                               exercised in full) and the
                                               Telephony Group Inter- Group
                                               Interest Fraction will equal __%
                                               (or __% if the Underwriters'
                                               over-allotment options are
                                               exercised in full).  The sum of
                                               the Telephony Group Outstanding
                                               Interest Fraction and the
                                               Telephony Group Inter-Group
                                               Interest Fraction will always
                                               equal 100%.  At the time of any
                                               additional issuance of Telephony
                                               Group Common Stock, TCI will
                                               identify the number of shares
                                               issued for the account of the
                                               TCI Group, if any, through a
                                               reduction in the Number of
                                               Shares Issuable with Respect to
                                               the Telephony Group Inter-Group
                                               Interest, the net proceeds from
                                               which will be allocated to the
                                               TCI Group, and the number of
                                               shares issued from the Available
                                               Shares for the account of the
                                               Telephony Group, if any, the net
                                               proceeds of which will be
                                               allocated to the Telephony
                                               Group.

                                               At the discretion of the Board
                                               of Directors, shares of
                                               Telephony Group Common Stock
                                               issued in respect of the TCI
                                               Group's Inter-Group Interest in
                                               the Telephony Group may be
                                               issued in the form of shares of
                                               Series A Telephony Group Common
                                               Stock or Series B Telephony
                                               Group Common Stock (subject to
                                               there being a sufficient number
                                               of authorized and unissued
                                               shares of the applicable series
                                               of Telephony Group Common
                                               Stock).

                                               The "Telephony Group Outstanding
                                               Interest Fraction" represents
                                               the percentage interest in the
                                               common stockholders' equity
                                               value of TCI attributable to the
                                               Telephony Group that is
                                               represented at any time by the
                                               outstanding shares of Telephony
                                               Group Common Stock and the
                                               "Telephony Group Inter-Group
                                               Interest Fraction" represents
                                               the percentage interest in the
                                               common stockholders' equity
                                               value of TCI attributable to the
                                               Telephony Group that is
                                               attributed to the TCI Group.

                                               See Annex C for illustrations of
                                               the calculation of the TCI
                                               Group's Inter-Group Interest in
                                               the Telephony Group and the
                                               effects of, among other things,
                                               certain issuances of shares of
                                               Telephony Group Common Stock,
                                               including in connection with the
                                               Offerings.

                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers should consider all of the information set forth in this Prospectus and, in particular, should evaluate the factors set forth in "RISK FACTORS."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains many forward-looking statements about, among other things, the expected financial performance and anticipated capital requirements of the PCS Ventures, the development and financing of the Sprint PCS network and of Teleport's networks, the regulatory and competitive environment for the wireline and wireless telecommunications business, the development of TCI's ResTel Business and other matters. Such statements involve many risks and uncertainties that could cause actual results to differ materially from such statements, including, without limitation, those risks and uncertainties described under the heading "RISK FACTORS."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

TELEPHONY GROUP

     The following table supplementally sets forth selected historical combined income statement data for the Telephony Group for each of the three fiscal years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1996 and 1995. Additionally, the following table supplementally sets forth selected historical combined balance sheet data for the Telephony Group as of September 30, 1996, December 31, 1995 and December 31, 1994. The selected financial data as of and for the nine months ended September 30, 1996 are derived from unaudited financial statements which have been prepared on the same basis as the audited financial information and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Telephony Group as of and for the nine months ended September 30, 1996. The table sets forth pro forma combined statement of operations and balance sheet data after giving effect to the Offerings. The pro forma data do not purport to be indicative of the results of operations or financial position that may be obtained in the future or that actually would have been obtained had the Offerings occurred on the indicated dates or as of the beginning of the indicated periods. The following information is qualified in its entirety by, and should be read in conjunction with, the combined financial statements and notes thereto of the Telephony Group and with the consolidated financial statements and notes thereto of TCI included elsewhere in this Prospectus.

                                        Nine months ended September 30,               Year ended December 31,
                                      ---------------------------------  ----------------------------------------------
                                          Pro                                 Pro
                                         Forma                               Forma
                                         1996         1996       1995        1995           1995        1994      1993
                                      ----------  -----------  --------  -------------   -----------  --------  -------
                                                        (dollars in thousands, except per share data)
 Summary of Operations Data:
      Operating loss                  $     (464)        (464)     (233)           (477)        (477)      (50)      --
      Share of losses of PCS
      Ventures                        $  (78,358)     (78,358)  (10,841)        (33,890)     (33,890)     (992)      --
      Share of losses of TCG          $  (31,591)     (31,591)  (19,884)        (29,975)     (29,975)  (19,366)  (8,182)
      Net loss                        $  (63,534)     (63,534)  (18,250)        (38,954)     (38,954)  (11,771)  (4,768)
      Dividends on redeemable
      preferred stock (1)                (22,500)          --        --         (30,000)          --        --       --
                                      ----------  -----------  --------  -------------   -----------  --------  -------
    Loss attributable to Telephony
    Group common shareholders and
    TCI Group
    Inter-Group Interest              $  (86,034)     (63,534)  (18,250)        (68,954)     (38,954)  (11,771)  (4,768)
                                      ==========  ===========  ========  =============   ===========  ========  =======
      Loss attributable to
        Telephony Group common
        shareholders per common
        share (2)                     $                    --        --                           --        --       --
      Weighted average shares of
        Telephony Group Common
        Stock outstanding (3)                              --        --                           --        --       --

                                                              September 30,                      December 31,
                                                     -----------------------------      ------------------------------
                                                      Pro Forma
                                                         1996              1996              1995              1994
                                                     ------------       ----------      ---------------     ----------
                                                                           (dollars in thousands)
Summary Balance Sheet Data:
  Cash (4)                                           $                          --                   --             --
  Investment in PCS Ventures                         $    816,355          816,355              689,062         37,930
  Investment in TCG                                  $    294,148          294,148              244,012        197,424
  Total assets                                       $                   1,119,545              943,653        240,334
  Redeemable preferred stock (5)                     $    500,000               --                   --             --
  Combined equity (4, 5 and 6)                       $                   1,098,294              943,653        240,334

---------------
(1) Reflects dividends on the redeemable preferred stock discussed in note 5 below.

(2) Pro forma loss attributable to Telephony Group common shareholders per common share was computed by dividing net loss attributable to Telephony Group common shareholders (excluding any amounts attributable to the TCI Group Inter-Group Interest in the Telephony Group) by the weighted average shares of Telephony Group Common Stock outstanding.

(3) Reflects the issuance of shares of Series A Telephony Group Common Stock in the Offerings as if such shares had been outstanding as of the beginning of the period presented.

(4) Reflects the net proceeds from the Offerings of shares of Series A Telephony Group Common Stock.

(5) Reflects the conversion, on December 1, 1996, by the TCI Group of $500 million of its interest in the Telephony Group into a 6% cumulative compounding redeemable preferred stock of TCI Telephony which is mandatorily redeemable by TCI Telephony on December 1, 2011 (the "TCI Telephony Preferred Stock").

(6) The TCI Group has a contractual right to use up to $500 million of tax benefits generated by the Telephony Group without charge from the Telephony Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by the Telephony Group.


TELE-COMMUNICATIONS, INC.

    The following table sets forth selected historical data for TCI for each of the five fiscal years in the period ended December 31, 1995 and the nine-month periods ended September 30, 1996 and 1995. The table also sets forth selected unaudited pro forma balance sheet data for TCI as of September 30, 1996, giving pro forma effect to TCI's distribution to the holders of the outstanding TCI Group Common Stock of TCI Satellite Entertainment, Inc. (the "SatCo Spin-Off") as if such transaction had occurred as of September 30, 1996, and selected-unaudited pro forma statement of operations data for the year ended December 31, 1995, giving pro forma effect to the SatCo Spin-Off, the acquisition by TCI of all the common stock of a subsidiary of Viacom, Inc. (the "VII Cable Acquisition") and the acquisition of a 51% ownership interest in Cablevision S.A. and certain affiliated companies (the "Cablevision Acquisition") and selected unaudited pro forma statement of operations data for the nine months ended September 30, 1996, giving pro forma effect to the SatCo Spin-Off and the VII Cable Acquisition as if the same had occurred prior to January 1, 1995. The selected financial data as of and for the nine months ended September 30, 1996 are derived from unaudited financial statements which have been prepared on the same basis as the audited financial information and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of TCI as of and for the nine months ended September 30, 1996. The pro forma financial data are not necessarily indicative of the financial position or results of operations that would have been obtained had the SatCo Spin-Off, the VII Cable Acquisition and the Cablevision Acquisition been effective at or prior to such assumed dates, or of the future results of operations of TCI. Additionally, such pro forma statement of operations data reflects the effect of the Offerings. The pro forma information does not purport to be indicative of the results or financial position that may be obtained in the future or that actually would have been obtained had the Offerings occurred on the indicated dates or as of the beginning of the indicated periods. The following information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto of TCI included elsewhere in this Prospectus.

                                               Nine months
                                           ended September 30,                         Year ended December 31,
                                        ---------------------------   ---------------------------------------------------------
                                          Pro                           Pro
                                         Forma                         Forma
                                         1996      1996      1995      1995      1995       1994      1993      1992      1991
                                        -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                              (dollars in millions, except per share data)
 Summary of Operations Data:
    Revenue                             $ 6,081     6,089     4,888     7,134     6,851     4,936     4,153     3,574     3,214
    Operating, selling, general and
      administrative expenses           $ 4,278     4,383     3,378     4,964     4,865     3,138     2,295     1,937     1,784
    Depreciation and amortization       $ 1,129     1,150       985     1,445     1,372     1,108       911       764       756
    Operating income                    $   690       572       491       653       542       788       916       864       674
    Earnings (loss) from:
      Continuing operations             $  (424)     (438)     (107)     (212)     (171)       62        (5)        8       (77)
      Discontinued operations              --        --        --        --        --        --        --         (15)      (19)
                                        -------   -------   -------   -------   -------   -------   -------   -------   -------
                                           (424)     (438)     (107)     (212)     (171)       62        (5)       (7)      (96)
    Dividend requirements on preferred
      stock                                 (27)      (27)      (26)      (34)      (34)       (8)       (2)      (15)     --
                                        -------   -------   -------   -------   -------   -------   -------   -------   -------
    Earnings (loss) attributable to
      common shareholders and TCI
      Group Inter-Group Interests       $  (451)     (465)     (133)     (246)     (205)       54        (7)      (22)      (96)
                                        =======   =======   =======   =======   =======   =======   =======   =======   =======
    Earnings (loss) attributable to
      common shareholders and TCI
      Group Inter-Group Interest:
        TCI Class A and Class B common
          stock                         $  --        --         (71)     --         (71)       54        (7)      (22)      (96)
        TCI Group Series A and Series
          B common stock                   (401)     (501)      (57)     (150)     (107)     --        --        --        --
        Liberty Media Group Series A
          and Series B common stock          36        36        (5)      (27)      (27)     --        --        --        --
        Telephony Group Series A and
          Series B common stock             (86)     --        --         (69)     --        --        --        --        --
                                        -------   -------   -------   -------   -------   -------   -------   -------   -------
                                        $  (451)     (465)     (133)     (246)     (205)       54        (7)      (22)      (96)
                                        =======   =======   =======   =======   =======   =======   =======   =======   =======

 Primary earnings (loss) from
 continuing operations attributable
 to common shareholders per common
 and common equivalent share:
    TCI Class A and Class B common
      stock                             $  --        --        (.11)     --        (.11)      .10      (.02)     (.01)     (.22)
    TCI Group Series A and Series B
      common stock                      $  --        (.75)     (.09)     --        (.16)     --        --        --        --
    Liberty Media Group Series A and
      Series B common stock             $   .22       .22      (.03)     (.16)     (.16)     --        --        --        --
    Telephony Group Series A and
      Series B common stock (1)         $  --        --        --        --        --        --        --        --        --

 Primary weighted average common and
 common equivalent shares
 outstanding:
    TCI Class A and Class B common
      stock                                --        --         648      --         648       541       433       424       360
    TCI Group Series A and Series B
      common stock                         --         665       656      --         656      --        --        --        --
    Liberty Media Group Series A and
      Series B common stock                 166       166       164       164       164      --        --        --        --
    Telephony Group Series A and
      Series B common stock (2)            --        --        --        --        --        --        --        --        --


                                       September 30,                   December 31,
                                     -----------------   -----------------------------------------------
                                       Pro
                                      Forma
                                       1996      1996      1995      1994      1993      1992      1991
                                     -------   -------   -------   -------   -------   -------   -------
                                                            (dollars in millions)
 Summary Balance Sheet Data:
    Property and equipment, net      $ 7,631     8,767     7,026     5,876     4,935     4,562     4,081
    Franchise costs, net             $15,137    15,137    12,230     9,444     9,197     9,300     8,104
    Total assets (3)                 $  --      30,575    25,130    19,276    16,527    16,315    15,169
    Total debt                       $15,118    15,118    13,211    11,162     9,900    10,285     9,455
    Stockholders' equity (3)         $  --       4,362     4,550     2,655     2,116     1,728     1,571
    Shares outstanding (net of
    treasury shares):
      Class A common stock              --        --        --         491       403       382       370
      Class B common stock              --        --        --          85        47        48        49
      TCI Group Series A common
        stock                            584       584       572      --        --        --        --
      TCI Group Series B common
        stock                             85        85        85      --        --        --        --
      Liberty Media Group Series A
        common stock                     146       146       143      --        --        --        --
      Liberty Media Group Series B
        common stock                      21        21        21      --        --        --        --
      Telephony Group Series A
        common stock (4)                --        --        --        --        --        --        --
      Telephony Group Series B
        common stock                    --        --        --        --        --        --        --

---------------
(1) Pro forma loss attributable to holders of Telephony Group Common Stock per share was computed by dividing net loss attributable to Telephony Group common shareholders (excluding any amounts attributable to the TCI Group Inter-Group Interest) by the weighted average number of shares of Telephony Group Common Stock outstanding.

(2) Reflects the issuance of shares of Series A Telephony Group Common Stock in the Offerings as if such shares had been outstanding as of the beginning of the periods presented.

(3) Reflects the net proceeds from the Offerings of shares of Series A Telephony Group Common Stock.

(4) Reflects the issuance of shares of Series A Telephony Group Common Stock in the Offerings.

                                  RISK FACTORS

         PRIOR TO PURCHASING ANY SHARES OF SERIES A TELEPHONY GROUP COMMON STOCK OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

SUBSTANTIAL CAPITAL REQUIREMENTS OF THE TELEPHONY GROUP

         The Partners of Sprint PCS have agreed to contribute up to an aggregate of approximately $4.2 billion of equity to Sprint PCS from inception through fiscal 1999 (of which TCI Telephony's share is approximately $1.3 billion) if and to the extent required by annual budgets of Sprint PCS for fiscal years in such period approved by the Partners or requested during such period by the affirmative vote of general Partners with percentage interests in Sprint PCS of 75% or more in the aggregate. As of December 31, 1996, approximately $3.0 billion of such $4.2 billion had been contributed to Sprint PCS, of which amount TCI Telephony had contributed approximately $900 million. Sprint PCS's proposed business plan currently contemplates that the remaining approximately $1.2 billion of such amount (of which TCI Telephony's share would be approximately $360 million) would be contributed by the Partners by the end of the second quarter of 1998 (although there can be no assurance that any additional capital will be contributed by any or all of the Partners).

         Further, in connection with certain debt financings by Sprint PCS's subsidiary, Sprint Spectrum, TCI and the other Parents entered into a Capital Contribution Agreement with Sprint Spectrum, of which the secured creditors in such debt financings are beneficiaries, pursuant to which each Parent agreed to make contributions, or cause contributions to be made, to Sprint Spectrum from time to time upon the occurrence of certain events, up to a maximum aggregate amount equal to (a) such Parent's percentage interest in Sprint PCS (as to each Partner, its "Percentage Interest") of the sum of (i) $1.0 billion plus (ii) the agreed value of certain property that Cox has agreed to contribute to Sprint PCS (aggregating approximately $24 million as of December 31, 1996)
(the "Cox Contributed Property"), less (b) the sum of (i) the aggregate amount of cash equity contributions made by such Parent (directly or indirectly) to Sprint Spectrum and its subsidiaries (but not other affiliates of Sprint PCS, including APC and Cox-California) subsequent to December 31, 1995 other than pursuant to the Capital Contribution Agreement, (ii) such Parent's Percentage Interest of the amount of the aggregate cash proceeds of equity capital (subject to certain exclusions) obtained by Sprint Spectrum from sources other than the Parents and their subsidiaries, and (iii) in the case of Cox, the agreed value of the Cox Contributed Property. The liabilities of TCI under the Capital Contribution Agreement have been attributed to the Telephony Group. The events that would require such contributions to be made are (x) a determination as of any date that the projected cash expenditures of Sprint Spectrum and its subsidiaries during the three months following such determination exceeds the cash, cash equivalents and borrowing availability of Sprint Spectrum and its subsidiaries as of such determination date, plus their expected cash receipts, other than from borrowings, during such three-month period, (y) a default in the payment of any amount due under any of the agreements evidencing such debt financing and other agreements evidencing secured indebtedness that Sprint Spectrum may enter into in the future, and (z) the acceleration of Sprint Spectrum's obligations under any of such agreements. During 1996, approximately $500 million in cash was contributed directly or indirectly to Sprint Spectrum (of which TCI Telephony had contributed approximately $150 million), thereby reducing the Parents' respective obligations under the Capital Contribution Agreement by such amount and reducing TCI's obligation to approximately $150 million as of December 31, 1996. Based on the currently expected timing of additional contributions to Sprint PCS (including the currently expected timing of Sprint PCS's expected capital contributions to APC and Cox-California and to its subsidiaries other than Sprint Spectrum and its subsidiaries), TCI does not expect that its obligations under the Capital Contribution Agreement will result in the obligation to make any incremental capital contributions to Sprint PCS in addition to TCI Telephony's pro rata portion of the balance of the $4.2 billion that the Partners agreed to contribute.

         In addition to the contributions to the Sprint PCS Partnership described above, as of December 31, 1996 TCI Telephony had made a total of approximately $36 million in capital contributions to PhillieCo and expected to make approximately $58 million in additional capital contributions to PhillieCo prior to December 31, 1998. TCI Telephony also expects to make an aggregate additional $16 million in capital contributions to Kansas City Fiber Network, L.P. and NHT Partnership prior to December 31, 1998. TCI Telephony has no obligation to contribute capital to or otherwise increase its investment in Teleport.

         Although the Telephony Group currently expects that a substantial portion of the net proceeds of the Offerings will be used to fund additional capital contributions to the PCS Ventures, the amount of such proceeds may not be sufficient to fund all of the additional capital that TCI Telephony currently expects the Partners may be required to contribute to the PCS Ventures. See "--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT PCS--SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY-LEVERAGED CAPITAL STRUCTURE."
TCI Telephony's ability to obtain sufficient equity or debt financing in order for the Telephony Group to make its expected additional capital contributions to the PCS Ventures and other entities in which it has investments will be limited because TCI Telephony does not conduct any operations directly and does not have any current source of revenues or cash flow for debt service. TCI could raise capital for the Telephony Group by, among other things, engaging in public offerings or private placements of Series A Telephony Group Common Stock or through issuance of debt securities or preferred equity securities attributed to the Telephony Group. The Telephony Group anticipates that for the foreseeable future it will continue to be dependent upon funding from the TCI Group and, to the extent available, from external sources. If the net proceeds to the Telephony Group of the Offerings as well as the available borrowings under a revolving loan facility that TCI has provided to TCI Telephony (the "Revolving Credit Facility") are not sufficient to fund the Telephony Group's capital requirements, no assurance can be given that TCI Telephony will be able to obtain any required additional financing on terms acceptable to it, or at all. See "Telephony Group Management's Discussion and Analysis of Financial Condition and Results of Operations, Years Ended December 31, 1995, 1994 and 1993--Liquidity and Capital Resources" and the historical combined financial statements, including the notes thereto, of the Telephony Group included elsewhere in this Prospectus.

LIMITATIONS ON CONTROL OF SPRINT PCS AND TELEPORT; LIMITATIONS ON LIQUIDITY OF INVESTMENTS

         TCI Telephony has invested in Sprint PCS with three other Partners. Although TCI Telephony has attempted to structure its investment in Sprint PCS in a manner that allows it to participate in management decisions (including through representation on the governing body of Sprint PCS (the "Partnership Board") and the ability to block the taking of any action by the Partnership Board with respect to certain matters), TCI Telephony is not able to control the operations, strategies or financial decisions of the Sprint PCS Partnerships without the concurrence of at least Sprint's and one of Comcast's or Cox's representatives to the Partnership Board. Moreover, the ability of TCI Telephony to pledge, sell or otherwise dispose of its interest in Sprint PCS is limited by the provisions of the Amended and Restated Agreement of Limited Partnership of Holdings (the "Partnership Agreement"). Accordingly, TCI Telephony may not be able to cause Sprint PCS to make distributions when it may have a need for such distributions, and TCI Telephony may not be able to dispose of its interest in Sprint PCS in a timely manner if it wishes to for financial or other reasons. For a summary of certain of TCI Telephony's rights and obligations as a Partner of Sprint PCS. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNING AGREEMENTS --SPRINT PCS PARTNERSHIP AGREEMENT."

         Based on the number of shares of Teleport Class B Stock held by TCI Telephony and the other Cable Stockholders, TCI Telephony is currently entitled under the applicable provisions of the stockholders agreement among the Cable Stockholders and Teleport (the "Stockholders Agreement") to designate four individuals for election to the Board of Directors of Teleport (out of a total of thirteen directors). Thus, although TCI Telephony has the ability to participate in the deliberations by, and the determinations of, the Board of Directors of Teleport, TCI Telephony is not able to control the outcome of any vote by the Teleport Board of Directors (or prevent the Teleport Board of Directors from taking action with respect to any matter) without the concurrence of at least three other members of the Teleport Board of Directors. In addition, the Stockholders Agreement contains certain restrictions on the ability of TCI Teleport to pledge, sell or otherwise dispose of its shares of Teleport Class B Stock. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNING AGREEMENTS--THE TELEPORT STOCKHOLDERS AGREEMENT."

CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT PCS

   CONSEQUENCES OF FAILURE TO MEET CAPITAL COMMITMENT; REMEDIES RELATING TO ADVERSE ACTS

         If TCI Telephony fails to make any portion of its required additional capital contributions to Sprint PCS (other than an additional capital contribution that TCI Telephony is entitled to decline to make under the circumstances described under "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNING AGREEMENTS--THE SPRINT PCS PARTNERSHIP AGREEMENT"), and did not cure such failure within the time periods specified in the Partnership Agreement, such failure would constitute an Adverse Act and TCI Telephony would become an Adverse Partner (each such term as defined in the Partnership Agreement). If TCI Telephony were to become an Adverse Partner, it would lose its right to appoint a representative to the Partnership Board and the Partnership Board, by action of the representatives of the other Partners that are not Adverse Partners, would be entitled to elect (i) to commence procedures to allow such other Partners to purchase TCI Telephony's interest in Sprint PCS at a discount (which purchase price in the case of a failure to make a required capital contribution would be the lesser of 90% of the net equity of TCI Telephony's interest in Sprint PCS and 80% of TCI Telephony's prior capital contributions (less any distributions paid to TCI Telephony)) and/or (ii) to cause Sprint PCS to seek to obtain specific performance of TCI Telephony's obligations or to sue for money damages. TCI Telephony could also become an Adverse Partner through, among other things, the disposition of its interest in Sprint PCS other than in accordance with the Partnership Agreement or a material breach of a material covenant in the Partnership Agreement.

         The failure by TCI Telephony to make its pro rata portion of any additional capital contributions validly requested to be made to Sprint PCS (whether or not required under the applicable provisions of the Partnership Agreement) would result in a decrease in TCI Telephony's current 30% percentage interest in Sprint PCS. Such dilution would be calculated on the basis of the relative amount of capital contributions made by the Partners until an aggregate of $5.0 billion had been contributed; thereafter, the dilution formula would take into account the fair market value of each Partner's interest in Sprint PCS. In the event TCI Telephony's Percentage Interest were to decrease below the 8% minimum ownership requirement set forth in the Partnership Agreement, TCI Telephony's interest in Sprint PCS would convert into that of an "Exclusive Limited Partner" and TCI Telephony would lose the right to designate a representative to the Partnership Board.

         LIABILITY AS A GENERAL PARTNER

         A subsidiary of TCI Telephony is a general Partner of each of the Sprint PCS Partnerships and, as such, shares joint and several liability with each other general Partner of the Sprint PCS Partnerships for all of the liabilities and other obligations of Sprint PCS (other than any such liabilities or obligations that expressly are non-recourse to the Partners). Although each of the applicable agreements relating to the existing indebtedness of Sprint Spectrum provides that the obligations of Sprint Spectrum thereunder are non-recourse to the Partners of Sprint PCS, there can be no assurance that such subsidiary of TCI Telephony will not be held liable for other liabilities or obligations of Sprint PCS in the event that Sprint PCS becomes insolvent or its assets are insufficient to meet its financial and other obligations as they become due or that, if such subsidiary is held so liable, that any such liabilities or other obligations will not have a material adverse effect on the Telephony Group.

         DEADLOCK EVENT

         The Partnership Agreement provides that Sprint PCS will be dissolved upon the failure of the general Partners of Holdings to resolve a "Deadlock Event," which is deemed to occur (i) if the Partnership Board fails to approve a proposed annual budget or business plan for two consecutive fiscal years or
(ii) if the position of chief executive officer remains vacant for 60 days after a candidate has been proposed by at least two Partners having an aggregate of at least 33% of the voting Percentage Interests. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNING AGREEMENTS--THE SPRINT PCS PARTNERSHIP AGREEMENT". Upon the occurrence of a Deadlock Event, the general Partners first are required for a period of 20 days to use their good faith efforts to try to resolve the Deadlock Event. If the general Partners are unable to resolve the matter, such matter will be referred to the chief executive officers of the Parents. In the event the chief executive officers fail to reach a resolution, the matter will be referred to a mediation service. If the mediator and the general Partners fail to resolve the Deadlock Event, Sprint PCS will be liquidated unless the Partnership Board, by a majority vote of 75%, determines not to dissolve or the buy-sell arrangements contained in the Partnership Agreement are employed. There can be no assurance that a Deadlock Event will not occur or if such event does occur that resolution procedures will be successful or that the Deadlock Event will not have a material adverse effect on the value of TCI Telephony's interest in Sprint PCS. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNING AGREEMENTS--SPRINT PCS PARTNERSHIP AGREEMENT."

         As of January 13, 1997, the Partners had not yet approved an annual budget or business plan for the fiscal year of Sprint PCS that commenced January 1, 1997, although the Partners were continuing to discuss the terms and provisions of such annual budget and business plan and the proposed terms and conditions under which such budget and business plan may be approved. In the event that no budget or business plan for Sprint PCS is approved for the fiscal year that commenced January 1, 1997 and no such budget or business plan for the fiscal year commencing January 1, 1998 is approved by January 1, 1998, a Deadlock Event will be deemed to have occurred under the Partnership Agreement. No assurance can be given that an annual budget or business plan will be approved or that the failure of the Partners to approve such annual budget or business plan, or the possible occurrence of a Deadlock Event, will not cause a material disruption in the business and affairs of Sprint PCS or have a material adverse effect on the business, financial condition or results of operations of Sprint PCS and, accordingly, on the value of TCI Telephony's investment in the PCS Ventures.

         RESTRICTIONS ON COMPETITIVE ACTIVITIES

         Subject to certain exceptions, the Partnership Agreement restricts any Partner and its controlled affiliates (including TCI Telephony and its controlled affiliates) from bidding on, acquiring or, directly or indirectly, owning, managing, operating, joining, controlling or financing, or participating in the management, operation, control or financing of, or being connected as a principal, agent, representative, consultant, beneficial owner of an interest in any person or entity, or otherwise with, or use or permit its name to be used in connection with, any Wireless Business (as defined in the Partnership Agreement) that engages in the bidding for or acquisition of any Wireless Business license or engages in any Wireless Business or provides, offers, promotes or brands wireless communications services that use radio spectrum for cellular, PCS, paging or other voice or data wireless services ("Wireless Exclusive Services"). In addition, unless approved by a unanimous vote of the Partners and subject to certain provisions, at no time may any Partner bid for or acquire a Wireless Business license if such bid or acquisition would violate or cause Sprint PCS or any of the other Partners to violate any rules of the FCC. In addition to certain other exceptions set forth in the Partnership Agreement, and subject to certain limitations set forth therein, a Partner or its controlled affiliate is permitted by the Partnership Agreement to engage in a Wireless Business notwithstanding the foregoing restrictions if such Partner first offers to Sprint PCS the opportunity to engage in such Wireless Business in lieu of such Partner in accordance with the required procedures set forth in the Partnership Agreement.

         If TCI were to be presented in the future with opportunities to make investments in other PCS service providers or other entities engaged in the wireless telecommunications business or to otherwise engage in the wireless telecommunications business, it would be subject to the restrictions of the Partnership Agreement in pursuing any such opportunity (whether through the Telephony Group or otherwise). As described under "--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN TELEPORT--POSSIBLE COMPETITION FROM CABLE STOCKHOLDERS," Teleport may not engage in the business of providing certain wireless communications services (subject to certain exceptions) without the affirmative vote of holders of a majority of the Teleport Class B Stock until the earlier of June 2001 and the date on which the Teleport Class B Stock ceases to represent at least 50% of the voting power of the outstanding common stock of Teleport. If following the expiration of such provisions and while TCI held an equity interest in TCG, TCG were to determine to engage in the Wireless Business, TCI Telephony would be in breach of the covenants in the Partnership Agreement described above (thereby becoming an Adverse Partner), unless at that time and thereafter TCG was not a controlled affiliate of TCI within the meaning of the Partnership Agreement and TCI had used its commercially reasonable efforts (including voting its equity interest in Teleport) to cause TCG either to offer to enter into an affiliation agreement with Sprint PCS or not to engage in the Wireless Business. The foregoing provisions will act as a deterrent to TCI's acquiring additional interests in TCG that would result in its becoming a controlled affiliate of TCI.

         Pursuant to an agreement with Sprint, the ability of TCI and its controlled affiliates (including TCI Telephony) to offer or promote, act as a sales agent for, or package certain of its cable television services with, certain local or long distance telephony services offered under the brand of certain ILECs and inter-exchange carriers (such as AT&T) other than Sprint is restricted. Such agreement also limits the ability of TCI and its controlled affiliates (including TCI Telephony) to make its cable plant available to such ILECs and inter-exchange carriers for the provision of local telephony services on an exclusive basis without making such facilities similarly available to Sprint on comparable terms. Such agreement has a five-year term that commenced January 31, 1996; however, under certain circumstances such agreement may terminate on January 31, 1999.

         DEVELOPMENT STAGE OF SPRINT PCS; OPERATING LOSSES

         Sprint PCS is at an early stage of development and has only recently commenced commercial PCS operations. Sprint PCS will require expenditures of significant funds for development, construction, testing and deployment of its PCS network. Such development, construction, testing and deployment of Sprint PCS's network are expected to place significant demands on Sprint PCS's managerial, operational and financial resources. Sprint PCS's future performance will depend, in part, on Sprint PCS's ability to implement its operational and financial systems, to expand its employee base and to train and manage its employees, including engineering, customer support, marketing and sales personnel. There can be no assurance that Sprint PCS will be able to manage its operations successfully. Management's failure to guide and control growth effectively (including implementing adequate systems, procedures and controls in a timely manner) could have a material adverse effect on Sprint PCS (and on the value of TCI Telephony's interest therein).

         As of September 30, 1996, Sprint PCS had incurred cumulative net losses of approximately $260 million since its inception. It is expected that Sprint PCS will continue to incur significant operating losses and to generate significant negative cash flow from operating activities during the next several years while it develops and constructs its PCS network and builds its customer base. If and when Sprint PCS has successfully completed its network buildout, Sprint PCS's operating profitability will depend upon many factors, including, among others, its ability to market its products and services successfully, achieve its projected market penetration, manage customer turnover rates effectively and price its products and services competitively. There can be no assurance that Sprint PCS will achieve or sustain operating profitability or positive cash flow from operating activities in the future. If Sprint PCS does not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, it may not be able to meet its debt service requirements.

         SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY LEVERAGED CAPITAL STRUCTURE

         The buildout of Sprint PCS's network and the marketing and distribution of Sprint PCS's products and services will require substantial capital. Sprint PCS currently estimates that its capital requirements (capital expenditures, the cost of its existing licenses, working capital, debt service requirements and anticipated operating losses) for the period from inception through the end of 1998 (based on Sprint PCS's current plans for its network buildout in its current license areas), but excluding any obligations in respect of its interest in APC or Cox-California, will total approximately $8.9 billion (of which approximately $3.0 billion had been expended as of September 30, 1996). Sprint PCS will also require substantial additional capital for new license acquisitions or investments in entities making new license acquisitions (if any) and, after 1998, for coverage expansion, volume-driven network capacity and other capital expenditures for existing and new license areas (if any), working capital, debt service requirements and anticipated further operating losses. Sprint Spectrum has obtained approximately $3.1 billion in secured vendor financing, entered into a $2.0 billion secured credit facility with a group of banks and received net proceeds of approximately $520 million from the public offering of the Sprint Spectrum Notes. Due to its highly leveraged capital structure, there can be no assurance that Sprint PCS will be able to arrange additional financing to fund capital requirements until Sprint PCS achieves positive operating cash flow or at all, or that such financing will be available on a timely basis and on terms acceptable to Sprint PCS and within limitations contained in the agreements governing its existing indebtedness and any new financing arrangements. Following the receipt of any such additional financing, there can be no assurance that Sprint PCS would be able to generate sufficient funds to meet fixed charges or other obligations. Sprint PCS will have certain commitments that must be funded in any event, including capital commitments relating to its interests in APC and Cox-California (including obligations to purchase the other partner's interest therein under certain circumstances), lease obligations for cell and switch sites, minimum purchase obligations under its procurement contracts and
amortization of the principal amount of its indebtedness.   Actual amounts of
the funds required may vary materially from these estimates and additional funds would be required in the event of significant departures from the current business plan, new license acquisitions, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks. Sprint PCS currently has no operating income with which to meet its capital requirements. Failure to obtain financing could result in the delay or abandonment of Sprint PCS's development and expansion plans or the failure to meet regulatory requirements. It also could impair Sprint PCS's ability to meet its debt service requirements and could have a material adverse effect on its business.

         NETWORK BUILDOUT AND SYSTEM IMPLEMENTATION RISKS

         In order for Sprint PCS to complete its PCS network and provide its wireless communications products and services to customers on a nationwide basis it must successfully (i) relocate microwave paths that may affect its operations, (ii) lease, acquire or otherwise attain rights to a sufficient number of cell sites for the location of its base station equipment (including receipt of related zoning or other state and local regulatory approvals), (iii) complete the RF (or radio frequency) design, including cell site design, frequency planning and network optimization, for each of its markets, (iv) complete the fixed network design, which encompasses engineering network switching systems, radio systems, interconnecting facilities and systems and operating support systems, (v) establish sufficiently broad population and geographic coverage across the continental United States and (vi) develop and implement sophisticated information systems. There can be no assurance that these actions will be taken on a timely basis or on the cost basis assumed by Sprint PCS or at all. Implementation of the network involves various risks and contingencies, many of which are not within the control of Sprint PCS and all of which could have a material adverse effect on the implementation of Sprint

PCS's system should there be delays or other problems. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELESS TELEPHONY--NETWORK BUILDOUT."

         Sprint PCS's success in the implementation and operation of its system is also subject to other factors beyond Sprint PCS's control. These factors include, without limitation, changes in general and local economic conditions, availability of equipment necessary to operate the PCS system, changes in communications service rates charged by others, fluctuations in the supply and demand for PCS and the commercial viability of PCS systems as a result of competition with wireline and wireless operators in the same geographic area, demographic changes that might affect negatively the potential market for PCS, changes in federal and state regulation of PCS systems (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations) and advancements in technology that have the potential of rendering obsolete the technology and equipment that Sprint PCS is using to construct its PCS system. There can be no assurance that the occurrence of one or more of these factors will not have a material adverse effect on Sprint PCS's financial condition and results of operations and, accordingly, on TCI Telephony's interest in Sprint PCS.

                 On December 3, 1996, Sprint PCS announced a delay in the launch of its PCS service in certain markets scheduled for launch in December 1996 that utilize infrastructure equipment provided by one of the two Vendors resulting from deficiencies in the software used to provide certain administrative and maintenance functionality for a component of the radio network. While Sprint PCS believes that such Vendor and its supplier have made substantial progress in resolving such deficiencies, as of January 13, 1997, Sprint PCS had not launched its PCS service in any of such markets.

         LACK OF COMPLETE NATIONWIDE FOOTPRINT

         In order for Sprint PCS's subscribers to use their handsets in areas outside Sprint PCS's network, another CDMA-based PCS provider must operate in such area or the subscriber must have a dual-mode, dual-band handset which would allow access to analog cellular or other digital cellular or PCS systems and, in either case, Sprint PCS must have arrangements with such other cellular or PCS providers permitting Sprint PCS's subscribers to access their respective services. Sprint PCS currently does not have a license or any affiliation agreement enabling it to provide coverage for 27% of the Pops in the United States, including those in the following major cities and surrounding regions:
Atlanta, Charlotte, Chicago, Cincinnati, Cleveland, Columbus, El Paso, Houston, Jacksonville, Knoxville, Memphis, Richmond and Tampa. Although there can be no assurance that CDMA-based PCS providers will operate in these areas, Sprint PCS may enter into affiliation agreements or contracts permitting subscribers to utilize the services of a CDMA-based PCS provider in each of these areas. The failure to obtain coverage for any or all such areas may significantly impair Sprint PCS's ability to provide nationwide service to its customers, which may discourage potential customers from subscribing or encourage existing customers to cancel their subscriptions. The ability of Sprint PCS's subscribers to use other providers' PCS services will be limited by certain technological constraints as well as the current lack of availability of dual- mode, dual-band handsets which would permit Sprint PCS's subscribers to utilize the services of non-CDMA-based PCS providers. See "--TECHNOLOGY RISKS; AVAILABILITY OF HANDSETS."

         Pursuant to an agreement among the Partners, an affiliate of Sprint is participating in the D and E Block PCS auctions currently being conducted by the FCC for additional 10 MHz BTA PCS licenses. As of January 13, 1997, Sprint was the leading bidder for licenses in approximately 140 BTAs covering an aggregate of approximately 70 million additional Pops, none of which BTAs are within any of the MTAs represented by the PCS licenses held by Sprint PCS, Cox-California, APC or PhillieCo. In accordance with such agreement and the Partnership Agreement, Sprint is required to offer to enter into an affiliation agreement with Sprint PCS with respect to such BTA licenses pursuant to which Sprint's PCS systems in such areas would be included in Sprint PCS's national PCS network, although no assurance can be given that Sprint and Sprint PCS will be able to reach a mutually acceptable agreement as to the terms of any such affiliation agreement.

         TECHNOLOGY RISKS; AVAILABILITY OF HANDSETS

         CDMA technology has only recently been deployed in the United States or internationally. Although Sprint PCS has selected CDMA technology because Sprint PCS believes it will offer several advantages over other technologies, CDMA may not provide the advantages expected by Sprint PCS. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELESS TELEPHONY--CDMA TECHNOLOGY."

         CDMA is incompatible with other PCS technologies such as TDMA or GSM. Although Sprint PCS believes that CDMA will become the dominant PCS technology in North America, there can be no assurance that this will be the case. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELESS TELEPHONY--CDMA TECHNOLOGY." In order for Sprint PCS's subscribers to use single mode handsets in other PCS markets (and vice versa), at least one PCS licensee in the other market must deploy CDMA (as opposed to the other competing PCS technologies) and such licensee must agree to allow Sprint PCS subscribers to utilize its network. There can be no assurance that Sprint PCS will be able to reach satisfactory agreements with such licensees. While several major PCS providers have publicly announced that they intend to deploy CDMA-based PCS systems, there can be no assurance that such providers will do so. To date, PrimeCo (as defined herein) is the only PCS provider other than Sprint PCS that has commercially deployed a 1900 MHz CDMA system in the United States.

         Sprint PCS's network will not be compatible with existing analog cellular networks. Sprint PCS's network operates at a different frequency and uses a different technology than analog cellular systems. If Sprint PCS desires to make roaming available, it would be required to provide dual-mode, dual-band handsets, which are not currently available. Additionally, for Sprint PCS's subscribers to access another provider's cellular system, that provider must agree to allow Sprint PCS's subscribers to roam on its network. There can be no assurance that such dual-mode, dual-band handsets will be available or that, should Sprint PCS determine that it desires roaming agreements with other providers, such agreements can be obtained on terms acceptable to Sprint PCS.

         Currently, there are expected to be limited suppliers of CDMA handsets. Although Sprint PCS has entered into agreements with two such suppliers to purchase quantities of handsets it believes are sufficient to satisfy the anticipated demand following the commencement of commercial operations, there can be no assurance that these suppliers will be able to manufacture and deliver the number of handsets ordered or that such supply will in fact be sufficient to meet initial demand. Sprint PCS is currently negotiating with other suppliers for the delivery of additional CDMA handsets commencing in the third quarter of 1997. There can be no assurance, however, that terms satisfactory to Sprint PCS will be reached with these suppliers or that these suppliers will commence production or, if they do commence production, that they will be able to deliver quality handsets in sufficient quantities in a timely manner.

         While Sprint PCS currently believes that dual-mode, dual-band handsets that allow a user to access both PCS systems and cellular networks will be commercially available in mid-1997 (although sufficient quantities may not be commercially available until the first quarter of 1998), there can be no assurance that such handsets can be manufactured successfully or that Sprint PCS's subscribers will be able to obtain such handsets at competitive prices. In addition, such dual-mode, dual-band handsets are expected to be more expensive than single-mode handsets. Although Sprint PCS has been working closely with its suppliers to develop high-quality dual-mode, dual-band handsets, such handsets may fail to operate as expected. The lack of interoperability or the comparatively higher cost of such handsets may impede Sprint PCS's ability to attract current cellular subscribers or potential new wireless communications subscribers.

         ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS; REFINANCING RISKS

         Sprint Spectrum has incurred and expects to incur substantial indebtedness. See "--SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY LEVERAGED CAPITAL STRUCTURE." The agreements pursuant to which the existing indebtedness was incurred contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions contained in the existing financing agreements affect, and in some cases limit or prohibit significantly, among other things, the ability of Sprint PCS to incur additional indebtedness (beyond specified amounts), make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with equity holders and affiliates, issue equity of subsidiaries, create liens, sell assets and engage in mergers and consolidations. In addition to the restrictive covenants described above, such financing agreements require Sprint Spectrum to maintain certain financial ratios and to comply with other operating performance tests. The failure of Sprint Spectrum to maintain such ratios or comply with such tests would constitute events of default under such agreements (allowing the creditors to accelerate the maturity of the indebtedness thereunder and may limit the availability of funds under such agreements to amounts less than the stated maximum committed amounts thereunder), notwithstanding the ability of Sprint Spectrum to meet its debt service obligations.

         Sprint Spectrum's ability to meet its debt service obligations will be dependent upon the successful completion of Sprint PCS's planned PCS network and Sprint Spectrum's future performance, which is subject to numerous factors, many of which are beyond its control. See "--NETWORK BUILDOUT AND SYSTEM IMPLEMENTATION RISKS." There can be no assurance that Sprint PCS can complete construction of its wireless network or that, if completed, Sprint PCS will generate sufficient cash flow from operating activities to meet debt service, capital expenditure and working capital requirements. Sprint Spectrum's outstanding indebtedness may need to be refinanced at maturity. Sprint PCS's ability to refinance such indebtedness will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of Sprint PCS. In addition, in the event the completion of its wireless network is delayed or Sprint PCS does not generate sufficient cash flow from operating activities to meet debt service requirements, Sprint PCS may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are acceptable to Sprint PCS, if at all. In the absence of such financing or refinancing, Sprint PCS could be forced to dispose of assets in order to cover any shortfall in the payments due on its indebtedness and such disposition may occur under circumstances that might not be favorable to realizing the highest price for such assets.

         LIMITED PCS OPERATING HISTORY IN THE UNITED STATES; SIGNIFICANT CHANGE IN WIRELESS INDUSTRY

         PCS systems have no significant operating history in the United States, and there can be no assurance that operation of these systems will become profitable. In addition, the extent of potential demand for PCS in Sprint PCS's markets cannot be estimated with any degree of certainty. The inability of Sprint PCS to establish PCS service or to obtain appropriate equipment for its PCS system could have a material adverse effect on its financial condition and results of operations. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing prevalence of digital upgrades in existing analog cellular systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. As a result, the future prospects of the industry and Sprint PCS and the success of PCS and other competitive services remain uncertain.

         COMPETITION

         There is substantial competition in the wireless telecommunications industry. In addition, Sprint PCS expects competition in the wireless telecommunications business to intensify as a result of the entrance of new competitors and the development of new technologies, products and services. Each of the markets in which Sprint PCS competes will be served by other two-way wireless service providers, including cellular and PCS operators and resellers. Many of these competitors have been operating for a number of years, currently serve a substantial subscriber base and have significantly greater financial and technical resources than those available to Sprint PCS. Certain of Sprint PCS's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications systems that encompass most of the United States. Principal PCS competitors in Sprint PCS's markets include Aerial Communications, Inc., AT&T Wireless Services, Inc. ("AT&T Wireless"), BellSouth Telecommunications, Inc. ("BellSouth"), Omnipoint Corporation, PCS PrimeCo L.P. ("PrimeCo") (the partners of which are affiliates of AirTouch Communications, Inc. ("AirTouch"), Bell Atlantic Corporation ("Bell Atlantic"), NYNEX Corporation ("NYNEX") and US WEST, Inc. ("US WEST")), Pacific Bell Mobile Systems, Inc. and Western Wireless
Corporation.   Sprint PCS also expects that existing cellular providers will upgrade their systems and provide expanded and digital services to compete with Sprint PCS's PCS system. Principal cellular providers in Sprint PCS's markets include AirTouch, Ameritech Mobile Communications, Inc., AT&T Wireless, Bell Atlantic NYNEX Mobile, BellSouth, GTE Mobilnet, Inc., Southwestern Bell Mobile Systems and U.S. Cellular Corp.

         Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it impossible to predict the extent of future competition. The FCC has adopted rules that provide preferences, including discounted licenses, to companies that develop new spectrum-based communications technologies without bidding in FCC-sanctioned auctions. Such a preference may encourage the development of new technologies that compete with cellular and PCS service. In addition, the Omnibus Budget Reconciliation Act of 1993 requires, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. It is possible that some portion of the spectrum that is reallocated will be used to create new land-mobile services or to expand existing land-mobile services.

         TCI Telephony anticipates that market prices for two-way wireless services generally will decline in the future based upon increased competition. Sprint PCS's ability to compete successfully will depend on, among other things, its ability to complete the buildout of its wireless network and offer its products and services to customers on a timely basis and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors, all of which could adversely affect Sprint PCS's operating margins and its ability to meet its debt service requirements and the value of TCI Telephony's investment in Sprint PCS. There can be no assurance that Sprint PCS will be able to compete successfully in this environment or that new technologies and products that are more commercially effective than Sprint PCS's technologies and products will not be developed. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELESS TELEPHONY--COMPETITION."

         COMPETITION WITH PARTNERS

         Comcast (through its controlled affiliates) owns cellular licenses and operates a cellular telephone system which provides service in and around the Philadelphia area, parts of New Jersey and parts of Delaware (the "Comcast Service Area"). PhillieCo is expected to be in competition with Comcast's cellular service, and with any PCS service offered under a PCS license that may be acquired by Comcast, in certain markets in the Comcast Service Area. Due to Comcast's general knowledge of Sprint PCS's strategies, PhillieCo and Sprint PCS may be at a disadvantage compared to Comcast in such markets. As of January 13, 1997, Comcast was the high bidder for twelve 10 MHz BTA PCS licenses in the Comcast Service Area in the FCC's D and E Block PCS auction covering an aggregate of approximately 10 million Pops.

         GOVERNMENT REGULATION

         The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC and, depending on the jurisdiction, state and local regulatory agencies. In addition, the FCC, in conjunction with the Federal Aviation Administration (the "FAA"), regulates tower marking and lighting. There can be no assurance that either the FCC, the FAA or those state agencies having jurisdiction over Sprint PCS's business will not adopt regulations or take other actions that would adversely affect the business of Sprint PCS.

         FCC licenses to provide PCS services are subject to renewal and revocation. Sprint PCS's existing PCS licenses will expire in 2005. There may be competition for the licenses held by Sprint PCS upon their expiration, and there can be no assurance that Sprint PCS's licenses will be renewed. FCC rules require all A and B Block PCS licensees to meet certain requirements including, without limitation, coverage to one-third of the population of their service area(s) within the first five years and to two-thirds of the population within the first ten years of the award of a license. There can be no assurance that Sprint PCS will be able to obtain the requisite coverage in each of its licensed service areas. Failure to comply with these requirements could cause revocation or forfeiture of Sprint PCS's licenses or the imposition of fines on Sprint PCS by the FCC. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNMENT REGULATION--FEDERAL REGULATION."

         RADIO FREQUENCY EMISSION CONCERNS; MEDICAL DEVICE INTERFERENCE

         Certain interest groups have requested that the FCC investigate claims that wireless communications technology poses health concerns and causes interference with hearing aids and other medical devices. One group studying the matter, which group was founded with funds from the wireless industry, has released results from the first phase of its study (which focused on worst case (operation at full-power) interaction) that indicate that the three wireless technologies tested, including CDMA, caused interference in some instances, but not all, with hearing aids. Phase II of this research study is expected to be completed by January 1997. In addition, the PCIA has been undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS protocols and results from researchers working under the guidance of the Wireless Technology Research LLC ("WTR") indicate that wireless telephones cause interference to some users of cardiac pacemakers, and that the risk of clinically significant interference is greater for pacemaker-dependent patients who use digital (as opposed to analog) telephones. There can be no assurance that the findings of any of the foregoing studies will not lead to additional governmental regulations that will have an adverse effect on Sprint PCS.

         Media reports have suggested that certain RF emissions from portable cellular telephones might be linked to cancer. Concerns over the potential health effects of RF emissions may have the effect of discouraging the use of cellular telephones and other wireless communications services, including PCS, which could have an adverse effect upon Sprint PCS and on the value of TCI Telephony's investment therein. In August 1996, the FCC adopted revised guidelines and methods for evaluating the environmental effects of RF transmitters, including cellular and PCS antennas and telephones, based on recommendations by several federal agencies, including the Environmental Protection Agency

("EPA") and the Federal Drug Administration ("FDA"). The new requirements are generally more stringent than the requirements in effect prior to the FCC's action.

CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN TELEPORT

         SIGNIFICANT CAPITAL REQUIREMENTS; OPERATING LOSSES

         The capital expenditures of TCG associated with the acquisition, installation, development and expansion of its existing and new telecommunications networks are substantial, and a significant portion of these expenditures generally are incurred before any revenues are realized. The associated initial operating expenses, for these networks generally result in negative cash flow from operating activities and operating losses until an adequate customer base and revenue stream for such networks have been established. TCI Telephony expects that TCG will continue to incur net losses for the foreseeable future as it acquires, installs, develops and expands its existing and new telecommunications networks. There can be no assurance that Teleport will achieve or sustain profitability or generate sufficient positive cash flow to service its debt.

         The development and expansion of Teleport's existing and new networks and services will require significant additional capital expenditures, which Teleport expects to fund with available cash, internally generated cash flow, the proceeds from existing and future credit facilities and other borrowings (subject to compliance with the covenants contained therein), and the proceeds from sales of additional debt and equity securities. TCG's ability to incur long- term indebtedness is subject to the approval of the New York Public Service Commission ("NYPSC") and the New Jersey Board of Public Utilities ("NJBPU").

         There can be no assurance that TCG will be successful in generating sufficient cash flow or raising debt or equity capital in sufficient amounts or on terms acceptable to it. The failure to generate sufficient cash flow or to raise sufficient funds may require Teleport to delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on TCG's growth, its ability to compete in the telecommunications services industry and its ability to service its debt.

         SUBSTANTIAL LEVERAGE

         As of September 30, 1996, TCG had approximately $997.5 million of consolidated total debt and approximately $811.5 million of consolidated stockholders' equity. The degree to which Teleport is leveraged could have a material adverse effect upon Teleport. For example: (i) Teleport's ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or general corporate or other purposes may be limited, (ii) a substantial portion of TCG's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt and
(iii) TCG's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. In addition, a failure to comply with the covenants and other provisions of its debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions.

         RISKS OF EXPANSION

         Teleport's continued expansion and development of its networks will depend on, among other things, Teleport's ability to assess markets, design fiber network backbone routes, install facilities, acquire rights-of-way and building access, obtain any required governmental authorizations and permits and implement interconnection with local exchange carriers, all in a timely manner, at reasonable costs and on other acceptable terms and conditions. Teleport's ability to manage this expansion effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. TCG's inability to expand its existing networks or install new networks or manage effectively such expansion and installation could have a material adverse effect upon its business strategy, financial condition and results of operations. In addition, to the extent that Teleport's expansion is carried out through acquisitions, there can be no assurance that any desired acquisition could be made in a timely manner on terms and conditions acceptable to Teleport or that any such acquisition could be successfully integrated into Teleport's operations.

         DEPENDENCE UPON INTERCONNECTION WITH ILECS; SUBSTANTIAL COMPETITION

         Teleport operates in an increasingly competitive environment.
Services substantially similar to those offered by Teleport are also offered by the ILECs serving the metropolitan markets currently served or intended to be served by Teleport. ILECs have long-standing relationships with their customers, have financial and technical resources substantially greater than those of Teleport, have the potential to subsidize services of the type offered by Teleport from service revenues not subject to effective competition and benefit from federal and state laws and regulations that, TCG believes, generally favor the ILECs over CAPs and CLECs. Under certain circumstances, the FCC and state regulatory authorities provide the ILECs with an ability to lower selectively the price of certain services within the areas in which Teleport operates. In addition, as a result of the 1996 Act and the FCC's access charge reform initiatives, ILECs are likely to obtain additional pricing flexibility with regard to services that compete with those offered by Teleport. Increased price competition from ILECs could have a material adverse effect on Teleport's financial condition and results of operations and, accordingly, on TCI Telephony's investment therein. Also, under the 1996 Act, ILECs formerly subject to restrictions on the provision of cable television service and interLATA (interexchange) long distance services are no longer restricted from entry into these businesses, subject to certain requirements in the 1996 Act and rules and policies to be implemented by the FCC and the states. When an RBOC (or Regional Bell Operating Company) obtains authority to provide interLATA services, it will be able to offer customers local and long distance telephone services. Given the market power the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services could further strengthen the RBOCs' already strong competitive positions.

         To the extent TCG interconnects with and uses the ILECs' networks to service Teleport's customers, TCG is dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of Teleport's customers and to maintain its service standards. TCG will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of Teleport's business. TCG has experienced increasing difficulties in obtaining high quality, reliable and reasonably priced service from certain ILECs over the last two years, and the attractiveness of TCG's services to customers may be impaired as a result. The 1996 Act imposes interconnection obligations on ILECs, but there can be no assurance that Teleport will be able to obtain the services it requires at rates, and on terms and conditions, that permit Teleport to offer switched services at rates that are both profitable and competitive.

         In most of the metropolitan areas in which TCG operates, at least one (and in many markets several) other CAPs or CLECs offer many of the same local telecommunications services provided by Teleport, generally at similar prices. Potential and actual new market entrants in the local telecommunications services business include other CAPs and CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance and international carriers, microwave carriers, wireless telephone system operators and private networks built by large end users, many of which may have financial, personnel and other resources substantially greater than those of TCG. In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between RBOCs and between CLECs and IXCs, may create significant new competitors for Teleport.

         The 1996 Act also will increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including new entrants, to offer their services for resale and requires ILECs to offer their network facilities on an unbundled basis. These requirements potentially facilitate entry by new competitors without substantial capital risk or investment. However, there can be no assurance that any unbundled rates or facilities offered by ILECs to TCG will be economically attractive or technically viable.

         FEDERAL AND STATE REGULATION

         Teleport is subject to federal and state regulation. In most states, TCG is subject to certification and tariff filing requirements with respect to intrastate services. In some instances, the certificate obtained by Teleport in a particular state limits the services that it is permitted to provide in that state. Teleport believes that these current restrictions on the services that may be provided by it should be eliminated as a result of the 1996 Act, which prohibits states from imposing legal restrictions that effectively prohibit the provision of any telecommunications service. States will, however, under the 1996 Act, retain authority to impose on Teleport and other telecommunications carriers requirements to preserve universal service, protect public safety, ensure quality of service and protect consumers. In addition, state and local governments are permitted to manage public rights of way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, so long as the compensation required is publicly disclosed by the governmental entity. States are also responsible under the 1996 Act for mediating and arbitrating interconnection arrangements between CLECs and ILECs if the carriers fail to agree on such arrangements.

         TCG is required to file tariffs for interstate access services with the FCC, although such tariff requirements are less restrictive than those imposed on ILECs offering similar services. As a result of an October 1996 FCC ruling, federal tariff requirements have been lifted for domestic interstate, interexchange services, and all such tariffs must be canceled by September 22, 1997. A petition for review of the FCC's decision to order mandatory (as opposed to permissive) detariffing of such services is currently pending before the U.S. Court of Appeals for the District of Columbia Circuit. In addition, a number of parties have filed petitions with the FCC seeking reconsideration of the Commission's decision. The tariff obligation remains applicable to any interstate access and international services offered by TCG. These tariffs must contain the rates, terms and conditions under which service is generally available from TCG. Challenges by third parties to Teleport's tariff filings or related contractual arrangements may cause TCG to incur substantial legal and administrative expenses.

         Under the 1996 Act, Teleport will become subject to certain federal regulatory obligations when it provides local exchange service in a market.
All local exchange carriers, including CLECs, must interconnect with other carriers, make their services available for resale by other carriers, provide non-discriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. In addition, the 1996 Act requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities, and TCG and other CLECs are likely to be required to contribute to the support of universal service programs provided for in the 1996 Act. While the FCC has not yet adopted final rules implementing the universal service provisions of the 1996 Act, if the FCC adopts the recommendations made by the Federal-State Joint Board in November 1996, TCG and other CLECs will be required to contribute some portion of their gross revenues from the sale of telecommunications services, less payments made to other telecommunications carriers, to various universal service subsidy programs.

         The 1996 Act contains other provisions that may be subject to FCC rulemaking and judicial interpretation, including a provision that limits the ability of a cable television operator and its affiliates to acquire more than a 10% financial interest or any management interest in a LEC which provides local exchange service in such cable operator's franchise area.

         In addition, no assurance can be given that changes to current regulations or the adoption of new regulations by the FCC or state regulatory authorities or legislative initiatives would not have a material adverse effect on TCG. See "DESCRIPTION OF THE TELEPHONY GROUP--GOVERNMENT REGULATION."

         GOVERNMENTAL AND OTHER AUTHORIZATIONS

         The development, expansion and maintenance of Teleport's networks will depend on, among other things, its ability to obtain rights-of-way and any other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In some of the cities or municipalities where TCG provides network services, it may pay license or franchise fees, usually based on a percentage of gross revenues or a per foot right-of-way fee. The 1996 Act permits municipalities to charge such fees only if they are non-discriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without a legal challenge or that any such legal challenges would be successful. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose fees will not seek to impose fees, nor can there be any assurance that, following the expiration of existing franchises, fees will remain at their current levels or that the franchises will be renewed. Some of Teleport's franchise agreements also provide for increases or renegotiation of fees at intervals prior to the expiration thereof.

         In addition, TCG currently leases, and plans in the future to enter into facility arrangements for, significant numbers of optical fibers from cable television operators. There can be no assurance that municipalities which regulate such cable television operators will not seek to impose additional franchise fees or otherwise charge such cable television operators (subject to reimbursement by TCG) in connection with such leases. There can also be no assurance that such cable television systems or Teleport will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate such lease transactions. As a result, there can be no assurance that TCG will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on TCG's growth and financial condition and on TCI Telephony's interest in TCG.

         If any of Teleport's existing franchise, license or similar agreements for a particular metropolitan area were terminated prior to their expiration dates or not renewed and TCG were forced to remove its fiber or abandon its network in place, such termination would have a material adverse effect on Teleport's operations in that metropolitan area and could have a material adverse effect on TCG and on TCI Telephony's interest in TCG.

         DEPENDENCE ON SIGNIFICANT CUSTOMERS

         Teleport has substantial business relationships with a few large customers, including the major long distance carriers. During 1995, TCG's top 10 customers accounted for approximately 57% of TCG's total revenues on a pro forma basis after giving effect to the TCG Reorganization. AT&T and Sprint each accounted for more than 10% of such revenues, although no customer accounted for 15% or more of such revenues. A significant reduction in the level of services TCG performs for any of these customers could have a material adverse effect on Teleport's results of operations or financial condition.
Most of Teleport's customer arrangements are subject to termination on short notice and do not provide TCG with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such arrangements will be continued at the same service quantity levels. TCG believes that certain of the major long distance carriers are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including construction of their own facilities and/or acquisitions of CLECs. This type of activity could accelerate as a result of the 1996 Act, which limits the authority of states to impose legal restrictions that have the effect of prohibiting a company, including an IXC (or interexchange carrier), from providing any telecommunications service. In addition, the 1996 Act requires ILECs to unbundle their network facilities and to offer their services for resale by other companies at wholesale discounts. Accordingly, long distance carriers are now or soon will be able to provide local service by reselling the facilities or services of an ILEC, which may be more cost-effective for an IXC than using the services of Teleport or another CAP or CLEC. See "DESCRIPTION OF THE TELEPHONY GROUP--WIRELINE TELEPHONY--CUSTOMERS AND MARKETING."

         POSSIBLE COMPETITION FROM CABLE STOCKHOLDERS

         All of the Cable Stockholders are in the telecommunications business and may, now or in the future, provide services which are the same or similar to those provided by TCG. No assurance can be given that the Cable Stockholders will not compete with TCG in certain markets or in the provision of certain telecommunications services. In this regard, TCG's Amended and Restated Certificate of Incorporation provides that TCG may not provide certain
(i) wireless communications services (other than products and services delivered via point-to-point microwave and milliwave transmissions) or (ii) telecommunications services to residences until, in each case, the earlier of June 2001 and the date on which the holders of Teleport Class B Stock no longer represent at least 50% of the voting power of the outstanding common stock of Teleport, without the affirmative vote of the holders of a majority of the Teleport Class B Stock, subject to certain exceptions.

         Continental has merged with US WEST, an ILEC and a competitor of Teleport. In connection with such merger, US WEST and Continental agreed to the entry of a federal antitrust consent decree (the "Final Judgment") which, among other things, provides for the divestiture of Continental's interest in TCG. Under the terms of the proposed Final Judgment, US WEST will be required to divest a portion of Continental's interest in TCG sufficient to cause it to own less than 10% of the outstanding shares of TCG common stock on or before June 30, 1997, and to divest any remaining portion of its interest on or before December 31, 1998. The proposed Final Judgment is currently pending before the U.S. District Court for the District of Columbia, which is in the process of reviewing and receiving public comment on the parties' proposed settlement, pursuant to the requirements of the Antitrust Penalties and Procedures Act.

         RAPID TECHNOLOGICAL CHANGES

         The telecommunications industry has experienced and is expected to continue to experience rapid and significant changes in technology. While TCG believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder Teleport's ability to acquire necessary technologies, the effect of technological changes on Teleport's business and operations cannot be predicted. Also, alternative technologies may develop for the provision of services to customers. TCG may be required to select in advance one technology over another; but it will be impossible to predict with any certainty, at the time Teleport is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.

         ENVIRONMENTAL MATTERS

         In connection with its management of the Teleport satellite earth station complex in Staten Island, New York, TCG monitors electromagnetic radiation levels in the vicinity of the Teleport facility on a quarterly basis. The quarterly monitoring reports provided to TCG indicate that the type and level of electromagnetic radiation being emitted into publicly accessible areas do not violate any laws, rules or regulations of which TCG is aware. In addition, Teleport and its contractors are subject to various laws and regulations governing hazardous or environmentally sensitive materials or conditions which may occur in connection with the construction, installation, operation or maintenance of Teleport's facilities. There can be no assurance that hazardous materials or conditions, including electromagnetic radiation emitted from the Teleport satellite earth station complex or any of TCG's other facilities, might not expose Teleport to tort or other claims that could have a material adverse effect on TCG.

CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK

         STOCKHOLDERS OF ONE COMPANY; FINANCIAL EFFECTS ON ONE BUSINESS COULD AFFECT OTHER BUSINESSES

          Notwithstanding the attribution of assets, liabilities, equity and items of income and expense among the Groups for the purpose of preparing the combined financial statements of the Telephony Group, the TCI Group and the Liberty Media Group, the change in the capital structure of TCI resulting from the issuance of shares of Telephony Group Common Stock will not affect legal title to such assets or responsibility for such liabilities of TCI or any of its subsidiaries. Holders of Series A Telephony Group Common Stock will be common stockholders of TCI and will be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities.

         The financial results of one Group that affect TCI's consolidated results of operations or financial condition could affect the combined results of operations or financial condition of the other Groups and the market price of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock. In addition, any net losses of any Group, dividends or distributions on, or repurchases of, the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock, and dividends on, or certain repurchases of, Preferred Stock, will reduce funds of TCI legally available for the payment of dividends on the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock. The combined financial statements of the Telephony Group, the TCI Group and the Liberty Media Group should be read in conjunction with the consolidated financial statements of TCI.

         LIMITED SEPARATE STOCKHOLDER RIGHTS; EFFECTS ON VOTING POWER

         Holders of Telephony Group Common Stock do not have any legal rights specifically related to the assets attributed to the Telephony Group or have any right to vote on matters as a separate class, other than (i) as set forth in the provisions relating to dividend and liquidation rights and requirements for mandatory dividend, redemption or conversion of Telephony Group Common Stock upon the disposition of all or substantially all of the properties and assets of the Telephony Group as described under "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--CONVERSION AND REDEMPTION" and (ii) separate voting rights in limited circumstances as required by the General Corporation Law of the State of Delaware (the "DGCL"). Separate meetings for the holders of Telephony Group Common Stock will not be held.

         Holders of Telephony Group Common Stock, TCI Group Common Stock, Liberty Media Group Common Stock, and any Preferred Stock having general voting rights, vote as one class on all matters coming before any meeting of stockholders and do not have any separate class voting rights except in limited circumstances as required by the DGCL. Under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon a proposed amendment to a corporation's certificate of incorporation, whether or not entitled to vote on such amendment by the certificate of incorporation, if the amendment would alter or change the powers, preferences or special rights of such class so as to affect them adversely. For this purpose, if a proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be entitled to vote as a separate class on the amendment. Accordingly, a proposed amendment the adverse effect of which on the powers, preferences or rights of any series of Common Stock does not differ from its adverse effect on the powers, preferences or rights of any other series of Common Stock would not entitle such series to vote as a class separately from the other series of Common Stock.

         Certain matters on which holders of Telephony Group Common Stock, TCI Group Common Stock and Liberty Media Group Common Stock might vote together as a single class could involve a divergence or the appearance of a divergence of interests between the holders of such series of Common Stock. For example, the TCI Charter does not require that a merger or consolidation of TCI requiring the approval of TCI stockholders be approved by a separate vote of holders of any series of Common Stock, and Delaware law requires such approval only in certain circumstances. As a result, if holders of any one or more series of Common Stock that possess the requisite voting power vote to approve the merger or consolidation, then the merger or consolidation could be consummated even if the holders of a majority of some other series of Common Stock vote against the merger or consolidation. See "--POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION." Immediately following the Offerings, the combined voting power of the Series A TCI Group Common Stock and Series B TCI Group Common Stock would represent a majority of the voting power of all classes and series entitled to vote in the election of directors.

         The Series A Telephony Group Common Stock has one vote per share and the Series B Telephony Group Common Stock has ten votes per share. The Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock have one vote per share and the Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock have ten votes per share. See "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--VOTING RIGHTS."

        POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION

         The existence of the Telephony Group Common Stock may give rise to occasions when the interests of the holders of Telephony Group Common Stock and the holders of either TCI Group Common Stock or Liberty Media Group Common Stock, or both, may diverge or appear to diverge. As further discussed below, examples include, among others, determinations by the Board of Directors to (i) convert each outstanding share of Telephony Group Common Stock into a fraction of a share of TCI Group Common Stock, (ii) approve the disposition of all or substantially all of the properties and assets of the Telephony Group, (iii) allocate consideration to be received by holders of Common Stock in connection with a merger or consolidation involving TCI among holders of different series of Common Stock, (iv) allocate resources and financial support to or pursue business opportunities or operational strategies through one Group instead of one or more of the other Groups, (v) allocate the proceeds of issuances of Telephony Group Common Stock either to the TCI Group in respect of a reduction in its Inter-Group Interest in the Telephony Group or to the equity of the Telephony Group, (vi) pay or omit dividends on the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock, or
(vii) approve transactions involving the transfer of funds or assets from one Group to one or more of the other Groups or make other operational or financial decisions with respect to one Group that could be considered to be detrimental to one or more of the other Groups. Other than as described under "MANAGEMENT AND ALLOCATION POLICIES," no specific procedures have been adopted for consideration of matters involving a divergence of interests among the holders of Telephony Group Common Stock, TCI Group Common Stock and Liberty Media Group Common Stock. Rather than develop additional specific procedures in advance, the Board of Directors intends to exercise its judgment from time to time, depending on the circumstances, as to how best to obtain information regarding the divergence (or potential divergence) of interests, under what circumstances to seek the assistance of outside advisers, whether a committee of the Board of Directors should be appointed to address the matter and how to assess which available alternative is in the best interests of TCI and all of its stockholders. The Board of Directors believes the advantages of retaining flexibility in determining how best to fulfill its responsibilities in such circumstances as they may arise outweigh any perceived advantages from adopting additional specific procedures in advance.

         Optional Conversion of Telephony Group Common Stock into TCI Group Common Stock. The Board of Directors may determine to convert each outstanding share of Series A Telephony Group Common Stock into a fraction of a share of Series A TCI Group Common Stock and each outstanding share of Series B Telephony Group Common Stock into a fraction of a share of Series B TCI Group Common Stock, in each case determined based upon the ratio of the value (as determined on the basis of appraisals performed by investment banking firms) of one share of Telephony Group Common Stock to the average Market Value over a 20-Trading Day period prior to the date such appraisal process is initiated of one share of Series A TCI Group Common Stock. Such a conversion could be effected at any time, including at a time when the value of one share of Telephony Group Common Stock determined by appraisal differs significantly from the market value of the Telephony Group Common Stock reflected in the trading markets, or at a time when the Market Value of the TCI Group Common Stock used in the determination of the conversion ratio reflects what might be considered an overvaluation or undervaluation. Basing the conversion ratio on an appraised value determination for the Telephony Group Common Stock and a trading market valuation for the TCI Group Common

Stock could result in the conversion ratio being significantly different from that which would have resulted if the same measure were used for the valuation of both the TCI Group Common Stock and the Telephony Group Common Stock. For example, a conversion could be considered dilutive of the interests of the holders of the Telephony Group Common Stock if the Market Value of the TCI Group Common Stock is greater than the valuation of the TCI Group Common Stock that would have resulted if a similar appraisal procedure to that used in the determination of the value of the Telephony Group Common Stock were used. Such a conversion would also have the effect of precluding holders of Telephony Group Common Stock from retaining their investment in a security intended to reflect separately the business of the Telephony Group.

         Disposition of Group Assets. As long as the assets of a Group continue to represent less than substantially all of the properties and assets of TCI, the Board of Directors may approve sales and other dispositions of any amount of the properties and assets of such Group without stockholder approval because, under the DGCL and the TCI Charter, stockholder approval is required only for a sale or other disposition of all or substantially all of the properties and assets of TCI as a whole. The TCI Charter, however, contains provisions which, in the event of a Disposition of all or substantially all of the properties and assets of the Telephony Group in one transaction or a series of related transactions, other than in a transaction in which TCI receives primarily equity securities of an entity engaged or proposing to engage primarily in a similar or complementary business, and other than in connection with the disposition of all or substantially all of the assets of the entire company, require TCI, at its option, either to (i) distribute by dividend or redemption to the holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock an amount in cash and/or securities or other property equal to their proportionate interest in the Net Proceeds of such disposition or (ii) convert outstanding shares of Series A Telephony Group Common Stock into a number (or fraction) of shares of Series A TCI Group Common Stock and outstanding shares of Series B Telephony Group Common Stock into a number (or fraction) of shares of Series B TCI Group Common Stock, equal in each case to 110% of the average daily ratio of the Market Value of a share of Series A Telephony Group Common Stock to the Market Value of a share of Series A TCI Group Common Stock over a specified period following such Disposition. The provisions of the TCI Charter do not require the Board of Directors to select the option which would result in the distribution with the highest value to the holders of the Telephony Group Common Stock or with the smallest effect on the TCI Group Common Stock. The TCI Charter does not require TCI to take such actions upon sales or other dispositions of less than substantially all of the properties and assets of the Telephony Group or upon two or more unrelated sales or other dispositions which together constitute the sale of substantially all of the properties and assets of the Telephony Group. In addition, although the TCI Charter contains comparable provisions relating to a disposition of all or substantially all of the properties and assets of the Liberty Media Group, the TCI Charter does not contain comparable provisions relating to a disposition of all or substantially all of the properties and assets of the TCI Group. See "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--CONVERSION AND REDEMPTION." The appropriate disposition of proceeds in the latter case would be subject to determination by the Board of Directors in accordance with the TCI Charter, approved allocation policies and in the exercise of its fiduciary duties. See "--FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS ARE TO ALL STOCKHOLDERS REGARDLESS OF CLASS OR SERIES."

         Allocation of Proceeds of Mergers or Consolidations . The TCI Charter does not contain any provisions governing how consideration to be received by TCI's stockholders in connection with a merger or consolidation involving TCI (in which the Common Stock is to be converted into other securities, cash or other property) is to be allocated among holders of Telephony Group Common Stock, TCI Group Common Stock and Liberty Media Group Common Stock. In any such merger or consolidation, the allocation of consideration would be determined by the Board of Directors. See "--LIMITED SEPARATE STOCKHOLDER RIGHTS; EFFECTS ON VOTING POWER."

         Allocation of Resources and Financial Support; Pursuit of Business Opportunities or Operational Strategies. The Board of Directors could from time to time allocate resources and financial support to or pursue business opportunities or operational strategies through one Group instead of the other Groups. The decision to allocate resources and financial support to one Group may adversely affect the ability of the other Groups to obtain funds sufficient to implement their business strategies. If the ResTel Business is transferred to the Telephony Group, both the Telephony Group and the TCI Group would be using the same hybrid fiber-coaxial plant ("HFC Plant") to provide services to potentially the same customers. In such circumstances, it would be likely that the Board of Directors will be presented with opportunities that are not clearly either "telephony" services or "cable television" services within the traditional meaning of such terms and which could be pursued through either the Telephony Group or the TCI Group, or jointly through both Groups. In addition, the Board will have to decide what amounts will be charged to the Telephony Group and paid to the TCI Group for the use of such HFC Plant, whether as the price for the Telephony Group's exercise of its right to acquire the ResTel Business or as an ongoing usage charge following such acquisition. See "PROSPECTUS SUMMARY--RESIDENTIAL TELEPHONY." See "MANAGEMENT AND ALLOCATION POLICIES."

         Allocation of Proceeds Upon Issuance of Telephony Group Common Stock. All of the net proceeds of the Offerings will be allocated to the Telephony Group. To the extent of the TCI Group's Inter-Group Interest in the Telephony Group at the time of any sale of shares of Telephony Group Common Stock subsequent to the Offerings, the Board of Directors would determine the allocation of the proceeds of such sale between the TCI Group and the Telephony Group. In such case, the Board of Directors could allocate up to 100% of the net proceeds of the sale of Telephony Group Common Stock to the TCI Group or to the Telephony Group, and such net proceeds would be reflected entirely on the combined financial statements of the Group to which such proceeds were allocated. Any such allocation of net proceeds to the TCI Group would reduce its Inter-Group Interest in the Telephony Group.

         No Assurance of Payment of Dividends. TCI has never paid cash dividends on its Common Stock. The Board of Directors does not currently intend to pay cash dividends on the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock. Any dividends on the Telephony Group Common Stock which may be declared by the Board of Directors will be payable out of the lesser of (i) the funds of TCI legally available for such purpose, which are determined on the basis of the entire company, and (ii) the Telephony Group Available Dividend Amount. Such dividends are further subject to the prior payment of dividends on outstanding shares of any class or series of capital stock of TCI with preferential dividend provisions. Any net losses of TCI (without regard to whether such losses arose from any specific Group), and any dividends or distributions on, or repurchases of the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock, and dividends on, and certain repurchases of, Preferred Stock, will reduce the funds of TCI legally available for payment of dividends on the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media
Group Common Stock.   Subject to the limitations of the DGCL and the TCI
Charter, the Board of Directors may declare and pay dividends on the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock in equal or unequal amounts, or may decide not to declare and pay such dividends, notwithstanding the relationship between the Telephony Group Available Dividend Amount, the TCI Group Available Dividend Amount and the Liberty Media Group Available Dividend Amount, the respective amounts of prior dividends paid on, or liquidation rights of, the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock or any other factor. See "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--DIVIDENDS" and "DIVIDEND POLICY."

         Operational and Financial Decisions. The Board of Directors could from time to time make operational and financial decisions that affect the Groups disproportionately, such as transfers of funds or assets among the Groups, the allocation of funds for capital expenditures, the determination to expand into new areas and the allocation of resources and personnel that may be suitable for more than one Group. See "MANAGEMENT AND ALLOCATION POLICIES." The decision to provide funds to one Group may adversely affect the ability of the other Groups to obtain funds sufficient to implement their business strategies. For further discussion of potential divergence of interests arising from financial decisions, see "--TRANSFER OF FUNDS AMONG GROUPS; EQUITY CONTRIBUTIONS FROM THE TCI GROUP."

         FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS ARE TO ALL STOCKHOLDERS REGARDLESS OF CLASS OR SERIES

          Under Delaware law, the Board of Directors has a duty to act with due care and in the best interests of all TCI's stockholders, including the holders of Telephony Group Common Stock, TCI Group Common Stock and Liberty Media Group
Common Stock.   The existence of the Telephony Group Common Stock, the TCI
Group Common Stock and the Liberty Media Group Common Stock may give rise to occasions when the interests of the holders of one or more series of Common Stock and the holders of the other series of Common Stock may diverge or appear to diverge. See "--POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION." The Board of Directors will address and resolve any issues involving material divergence of interests between the holders of the separate series of Common Stock.

         Although TCI is not aware of any precedent concerning the manner in which principles of Delaware law would be applied in the context of a capital structure involving multiple classes or series of capital stock the rights of which include terms designed to reflect the separate performance of specified businesses, principles of Delaware law provide that a board of directors must act in accordance with its good faith business judgment of the corporation's best interests, taking into consideration the interests of all stockholders regardless of class or series. Under these principles of Delaware law and the "business judgment rule," a good faith determination made by a disinterested and adequately informed Board of Directors with respect to any matter having a disparate impact upon the holders of Telephony Group Common Stock, the holders of TCI Group Common Stock and the holders of Liberty Media Group Common Stock would be a defense to any challenge to such determination made by or on behalf of any of such groups of holders. Nevertheless, a Delaware court hearing a case involving such a challenge may decide to apply principles of Delaware law other than those discussed above, or may fashion new principles of Delaware law, in order to decide such a case, which would be a case of first impression. There may arise circumstances involving a divergence of interests in which the Board of Directors is held to have properly discharged its responsibilities to act with due care and in the best interests of TCI and all of its stockholders, but in which holders of the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock consider themselves to be disadvantaged relative to the other series. In such a case, such holders would not have any other remedy under Delaware law with respect to the circumstances giving rise to the divergence of interests.

         Disproportionate ownership interests of members of the Board of Directors in the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock or disparate values of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different series. See "--POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION." Nevertheless, TCI believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of Telephony Group Common Stock, TCI Group Common Stock and Liberty Media Group Common Stock were disproportionate or had disparate values.

         TRANSFER OF FUNDS AMONG GROUPS; EQUITY CONTRIBUTIONS FROM THE TCI GROUP

         All debt incurred or preferred stock issued by TCI and its subsidiaries following the issuance and sale by TCI of Telephony Group Common Stock in the Offerings will be (unless the Board of Directors otherwise provides) specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board of Directors could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statements of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group.

         To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities included in the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds between the Groups will be reflected as borrowings or, if determined by the Board of Directors, in the case of a transfer from the TCI Group to either the Telephony Group or the Liberty Media Group, reflected as the creation of, or increase in, the TCI Group's Inter-Group Interest in such Group or, in the case of a transfer from either the Telephony Group or the Liberty Media Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in such Group. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as an increase or reduction in an Inter-Group Interest. The Board of Directors expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

         Generally, the Telephony Group is expected to require additional advances from the TCI Group for some period of time. TCI has agreed to provide the Revolving Credit Facility to TCI Telephony for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as provided below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis (i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group (including the net proceeds of the Offerings) resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above). The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

         Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board of Directors. The Board of Directors expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans and investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.

         Although any increase in the TCI Group's Inter-Group Interest in the Telephony Group resulting from an equity contribution by the TCI Group to the Telephony Group or any decrease in such Inter-Group Interest resulting from a transfer of funds from the Telephony Group to the TCI Group would be determined by reference to the Market Value of the Series A Telephony Group Common Stock as of the date of such transfer, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued.

         MANAGEMENT AND ALLOCATION POLICIES SUBJECT TO CHANGE

         The Board of Directors has adopted certain management and allocation policies described herein with respect to cash management, corporate expenses and inter-Group transactions, any and all of which could be modified or rescinded by the Board of Directors, in its sole discretion, without the approval of stockholders, although there is no present intention to do so. The Board of Directors could also adopt additional policies depending upon the circumstances. Any determination to modify or rescind such policies, or to adopt additional policies, including any such decision that could have disparate effects upon holders of Telephony Group Common Stock, TCI Group Common Stock or Liberty Media Group Common Stock, would be made by the Board of Directors as set forth under "--FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS ARE TO ALL STOCKHOLDERS REGARDLESS OF CLASS OR SERIES." See "MANAGEMENT AND ALLOCATION POLICIES."

         ADDITIONAL RESPONSIBILITIES OF MANAGEMENT

         Gerald Gaines and Robert Davenport, the President and Vice President, Finance and Development, respectively, of TCI Telephony have responsibilities relating to TCI's investments in the Telephony Business in addition to those investments that have been attributed to the Telephony Group, including responsibilities relating to the development and management of the ResTel Business. There can be no assurance that such additional responsibilities will not interfere with the ability of such persons to properly manage the conduct of the business and affairs of the Telephony Group.

         NO ASSURANCE AS TO MARKET PRICE

         Prior to the Offerings, there has been no public market for shares of the Series A Telephony Group Common Stock. Although the Shares have been approved for quotation on the Nasdaq National Market in the United States, there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial offering price of the Series A Telephony Group Common Stock offered hereby will be established by negotiation between TCI and the representatives of the Underwriters. See "UNDERWRITING." Factors such as fluctuation in the operating results, business, financial condition or results of operations of the entities in which the Telephony Group has interests (or other matters which affect the actual or perceived value of such entities), announcements of technological innovations or events affecting others in the telecommunications business, changes in governmental regulations, developments in the Telephony Group's relationships with its current or future strategic and financial partners and general market conditions may have a significant effect on the market price of the Series A Telephony Group Common Stock.

         The market prices of the Telephony Group Common Stock would be determined in the trading markets and could be influenced by many factors, including the combined results of the Telephony Group and the consolidated results of TCI, Sprint PCS and Teleport (as well as other entities in which TCI Telephony may have investments), as well as the performance of the Telephony Group, Sprint PCS and Teleport (or such other entities) relative to investors' expectations, trading volumes, regulatory environment and general economic and market conditions. There can be no assurance as to the extent to which investors would assign values to the Telephony Group Common Stock based on the reported financial results or other measures of performance or prospects of the Telephony Group, Sprint PCS and Teleport. Financial effects of the Groups that affect TCI's consolidated results of operations or financial condition could affect the market prices of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock. In addition, TCI cannot predict the impact on the market price of the Telephony Group Common Stock of certain terms of such securities, such as basing the consideration to be paid if all or substantially all of the properties and assets of the Telephony Group are sold in a Disposition on the Net Proceeds of such Disposition, the ability of TCI to convert shares of Telephony Group Common Stock into TCI Group Common Stock at a conversion ratio based on an appraised value determination for the Telephony Group Common Stock and a trading market valuation for the TCI Group Common Stock or the discretion of the Board of Directors to make various other determinations with respect to the Groups and the separate series of Common Stock. There is no assurance that the Series A Telephony Group Common Stock will be included in any stock market index in which the Series A TCI Group Common Stock is now included, or that the Series A TCI Group Common Stock will continue to be included in such index. Not being included in an index could adversely affect demand for the Telephony Group Common Stock or the TCI Group Common Stock and, consequently, the market price thereof.

         DISPROPORTIONATE VOTING RIGHTS

         In the event that TCI were to issue the ___ million shares of Telephony Group Common Stock representing the Inter-Group Interest of the TCI Group in the Telephony Group (including the [75 million] authorized shares of Series B Telephony Group Common Stock), whether by way of distribution to its stockholders, in a public offering, to a third party or otherwise, such shares would represent approximately __% of the total number of shares of Telephony Group Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment options in the Offerings). Since the Series B Telephony Group Common Stock is entitled to ten votes per share, while the Series A Telephony Group Common Stock is only entitled to one vote per share, if the shares representing such initial Inter-Group Interest were issued as Series B Telephony Group Common Stock (to the extent of the amount of such series authorized) and otherwise as shares of Series A Telephony Group Common Stock, such shares would represent approximately __% of the voting power of shares of Telephony Group Common Stock that would be outstanding in such event. Although the Telephony Group Common Stock generally votes together as a single class with the other series of Common Stock, and in any event the voting power of the outstanding shares of Telephony Group Common Stock are likely to represent a minority of the voting power of the outstanding shares of Common Stock, the holder(s) of such shares of Telephony Group Common Stock issued in respect of the Inter-Group Interest would be able to control the outcome of the vote of any matter presented to a vote of the holders of the Telephony Group Common Stock, voting separately as a series, without regard to the votes of the holders of shares of Series A Telephony Group Common Stock issued in the Offering.

         POTENTIAL CONVERSION OF TELEPHONY GROUP COMMON STOCK

         Solely at TCI's option, all of the outstanding shares of Telephony Group Common Stock may be converted into TCI Group Common Stock upon the terms described under "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--CONVERSION AND REDEMPTION." TCI cannot predict the impact on the market prices of the Telephony Group Common Stock or the TCI Group Common Stock of its ability to effect any such conversion or the effect, if any, that the exercise by TCI of this conversion right would have on the market price of the Telephony Group Common Stock or the TCI Group Common Stock prevailing at such time. See "--POTENTIAL DIVERGENCE OF INTERESTS; NO SPECIFIC PROCEDURES FOR RESOLUTION--Optional Conversion of Telephony Group Common Stock into TCI Group Common Stock."

         POTENTIAL EFFECTS OF POSSIBLE DISPOSITION OF ASSETS OF THE TELEPHONY GROUP

         The terms of the Telephony Group Common Stock provide that if TCI were to dispose of all or substantially all of the properties and assets of the Telephony Group, other than in a transaction in which TCI receives primarily equity securities of an entity engaged or proposing to engage primarily in a similar or complementary business and other than in connection with the disposition of all or substantially all of the assets of TCI, TCI would be required, at its option, either to (i) distribute to holders of Telephony Group Common Stock an amount equal to their proportionate interest in the Net Proceeds of such Disposition, either by special dividend or by redemption of all or part of the outstanding shares of Telephony Group Common Stock, or (ii) convert outstanding shares of Telephony Group Common Stock into shares of the corresponding series of TCI Group Common Stock at a conversion ratio based on 110% of the average daily ratio of the Market Value of a share of Series A Telephony Group Common Stock to the Market Value of a share of Series A TCI Group Common Stock over a specified period following such Disposition. "Net Proceeds" means the proceeds of such Disposition after payment of or provision for certain specified costs, including taxes to be paid by TCI in respect of the Disposition or such dividend or redemption, transaction costs and liabilities and other obligations (contingent or otherwise, including obligations in respect of Preferred Stock) attributed to the Telephony Group. If the Telephony Group were a separate independent company and its shares were acquired by another person, certain of those costs, including corporate and shareholder level taxes, might not be payable in connection with such an acquisition. As a result, the consideration that would be received by stockholders of such a separate independent company in connection with such a stock acquisition might be greater than the Net Proceeds that would be received by holders of Telephony Group Common Stock if all or substantially all of the properties and assets of the Telephony Group were sold. In addition, no assurance can be given that the Net Proceeds per share of Telephony Group Common Stock to be received in connection with a Disposition of all or substantially all of the properties and assets of the Telephony Group will be equal to or more than the market value per share of Telephony Group Common Stock prior to or after announcement of such Disposition. See "--POTENTIAL CONVERSION OF TELEPHONY GROUP COMMON STOCK" and "--NO ASSURANCE AS TO MARKET PRICE" above and "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--CONVERSION AND REDEMPTION."

         POSSIBLE FUTURE DILUTION FROM CERTAIN STOCK OPTIONS

         Certain executive officers of TCIC have been granted options aggregating to 2% of the common stockholders' equity value attributable to the Telephony Group, which options converted into options to purchase an aggregate of ___ shares of Series A Telephony Group Common Stock upon effectiveness of the Telephony Group Amendment. The exercise of such options would result in an increase in the number of outstanding shares of Telephony Group Common Stock and, thus, result in dilution to holders of shares of Series A Telephony Group Common Stock. See "MANAGEMENT--COMMON STOCK--CERTAIN STOCK OPTIONS."

         LIMITATIONS ON POTENTIAL ACQUISITION OF A GROUP

         If each Group were a separate publicly held corporation, any person interested in acquiring such corporation without negotiation with management could seek control of the outstanding stock of such corporation by means of a tender offer or proxy contest. Although Telephony Group Common Stock is designed to reflect the separate performance of the Telephony Group, a person interested in acquiring only the Telephony Group without negotiation with TCI's management would still be required to seek control of the voting power represented by all of the outstanding capital stock of TCI, including the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media
Group Common Stock.   See "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--VOTING
RIGHTS."

         ABSENCE OF APPROVAL RIGHTS WITH RESPECT TO FUTURE ISSUANCES OF AUTHORIZED SHARES

         The authorized but unissued shares of capital stock would be available for issuance from time to time by TCI at the sole discretion of the Board of Directors for any proper corporate purpose. Such issuances could include shares of Telephony Group Common Stock, as well as the issuance of such shares upon the conversion or exercise of securities of TCI that are convertible into or exercisable or exchangeable for such shares. The approval of the stockholders of TCI will not be sought by TCI for the issuance of authorized but unissued shares of Telephony Group Common Stock (or the reissuance of previously issued shares that have been reacquired by TCI) or securities of TCI that are convertible into or exercisable or exchangeable for such shares, unless deemed advisable by the Board of Directors or required by applicable law, regulation or Nasdaq National Market requirements.

         ANTI-TAKEOVER CONSIDERATIONS

         The DGCL, the TCI Charter and TCI's Bylaws contain provisions which may serve to discourage or make more difficult a change in control of TCI without the support of the Board of Directors or without meeting various other conditions. TCI is subject to Section 203 of the DGCL, which, in general, prohibits a "business combination" between a corporation and an "interested stockholder" unless certain conditions are met. The TCI Charter and Bylaw provisions which may discourage or make more difficult a change in control of TCI include the requirement of a supermajority vote to approve specified actions, the authorization of TCI's Board of Directors to issue additional shares of Series Preferred Stock in one or more series and to fix and state the designations, powers, preferences, qualifications, limitations, restrictions and relative rights of the shares of each such series without further action by TCI's stockholders, certain procedures required in connection with the nomination of directors of TCI and the other provisions described under "DESCRIPTION OF CAPITAL STOCK--ANTI-TAKEOVER CONSIDERATIONS." In addition, the existence of the Telephony Group Common Stock will present complexities and could in certain circumstances pose obstacles, financial and otherwise, to an acquiring person. For example, a potential acquiror would have to take into consideration that holders of different series of Common Stock might be more or less receptive to the acquiror's proposal, that a tender offer would have to be structured so as to take into account different prices at which shares of the different series might be acquired, that a merger would require allocation of consideration among the different series of Common Stock and the effects of actions TCI might take such as causing a conversion of the Telephony Group Common Stock. The provisions of the DGCL, the TCI Charter and TCI's Bylaws and the existence of the Telephony Group Common Stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of TCI by delaying or preventing such change in control. See "DESCRIPTION OF CAPITAL STOCK--ANTI-TAKEOVER CONSIDERATIONS."

                                USE OF PROCEEDS

         The net proceeds of the Offerings to the Telephony Group, prior to the deduction of expenses, are estimated to be approximately $____ million (or approximately $____ million if the Underwriters' over-allotment options are exercised in full). All of the net proceeds of the Offerings will be reflected on the combined financial statements of the Telephony Group and will be used to fund a portion of the Telephony Group's anticipated capital requirements, principally to fund its share of the capital contributions it anticipates will be required by the PCS Ventures through 1998, and for general corporate purposes. TCI Telephony estimates that its share of the aggregate funding requirements of its wireless and wireline telephony investments (including the PCS Ventures) will be approximately $370 million for 1997 and $70 million for 1998. See "RISK FACTORS--SUBSTANTIAL CAPITAL REQUIREMENTS OF THE TELEPHONY GROUP" and "Telephony Group Management's Discussion and Analysis of Financial Condition and Results of Operations, Years ended December 31, 1995 and 1994 and 1993--Liquidity and Capital Resources" included elsewhere in this Prospectus.

                             CAPITALIZATION OF TCI

         The following table sets forth the unaudited consolidated capitalization of TCI as of September 30, 1996 (i) as reported, (ii) as adjusted to give pro forma effect to the SatCo Spin-Off as if such transaction had occurred as of September 30, 1996, and (iii) as further adjusted to reflect the Offerings. The following should be read in conjunction with TCI's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.


                                                                     September 30, 1996
                                                        --------------------------------------------
                                                                                              As
                                                        As Reported       Pro Forma         Adjusted
                                                        -----------     --------------     ---------
                                                                         (in millions)
 Debt                                                    $   15,118     $       15,118     $  15,118

 Minority interests in equity of
 consolidated subsidiaries                                    1,585              1,585         1,585

 Redeemable preferred stock                                     654                654           654

 Company-obligated mandatorily
     redeemable preferred securities of
     subsidiary trusts holding solely
     subordinated debt securities of TCIC                     1,000              1,000         1,000

 Stockholders' equity:
     Series A TCI Group Common Stock                            685                685           685
     Series B TCI Group Common Stock                             85                 85            85
     Series A Liberty Media Group Common
          Stock                                                 146                146           146
     Series B Liberty Media Group Common
          Stock                                                  21                 21            21
     Series A Telephony Group Common Stock                       --                 --
     Series B Telephony Group Common Stock                       --                 --            --
     Additional paid-in capital                               4,308              3,851
     Cumulative foreign currency
          transaction adjustment                                (12)               (12)          (12)
     Unrealized holding gains for
          available-for-sale securities, net
          of taxes                                              335                335           335
     Accumulated deficit                                       (892)              (892)         (892)
     Treasury stock                                            (314)              (314)         (314)
                                                        -----------     --------------     ---------

          Total stockholders' equity                          4,362              3,905
                                                        -----------     --------------     ---------

               Total capitalization                     $    22,719     $       22,262     $
                                                        ===========     ==============     =========

                       CAPITALIZATION OF TELEPHONY GROUP

        The following table sets forth the unaudited combined capitalization of the Telephony Group at September 30, 1996, (i) as reported and (ii) as adjusted to reflect the Offerings and the conversion of a portion of TCI Group's interest in the Telephony Group into a redeemable preferred stock due from the Telephony Group. The following should be read in conjunction with the Telephony Group's combined financial statements and the notes thereto and with TCI's consolidated financial statements and the notes thereto located elsewhere in this Prospectus.

                                                              September 30, 1996
                                                        ------------------------------
                                                        As Reported      As Adjusted
                                                        -----------     --------------
                                                               (in thousands)
 Revolving Credit Facility (1)                          $        --     $           --
 Redeemable preferred stock                                      --            500,000  (2)
 Combined equity                                          1,098,294                     (2)(3)(4)
                                                        -----------     --------------
         Total capitalization                           $ 1,098,294     $
                                                        ===========     ==============

---------------

(1) TCI has agreed to provide the Revolving Credit Facility to TCI Telephony for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as described below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis
        (i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group (including the Offerings) resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above). The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

(2) On December 1, 1996, the TCI Group converted $500 million of its interest in the Telephony Group into the Telephony Preferred Stock. Such preferred stock is mandatorily redeemable by TCI Telephony on December 1, 2011.

(3) The TCI Group has a contractual right to use up to $500 million of tax benefits generated by the Telephony Group without charge from the Telephony Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by the Telephony Group. See "MANAGEMENT AND ALLOCATION POLICIES".

(4) Reflects the net proceeds to the Telephony Group from the Offerings of shares of Series A Telephony Group Common Stock.

                                DIVIDEND POLICY

        TCI has never paid dividends on its Common Stock. The Board of Directors does not currently intend to pay dividends on the Telephony Group Common Stock, the TCI Group Common Stock or the Liberty Media Group Common Stock. However, the Board of Directors reserves the right to pay such dividends at any time and from time to time out of funds legally available therefor.

        Any decision to pay dividends in the future will depend on the financial condition, results of operations and business requirements of TCI as a whole. Any future dividends on the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock would be paid on such basis as the Board of Directors determines, subject to the provisions described under "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--DIVIDENDS." In making its determination, the Board of Directors expects to follow a policy under which it will consider, among other factors, the relative financial condition, results of operations and business requirements of the respective Groups and of TCI as a whole. See the consolidated financial information of TCI, including the notes thereto, and the combined financial information of the Telephony Group, including the notes thereto, appearing elsewhere in this Prospectus.

        For information concerning dividends on the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock, see "DESCRIPTION OF CAPITAL STOCK--COMMON STOCK--DIVIDENDS."

                  INTER-GROUP INTEREST IN THE TELEPHONY GROUP

        In connection with the Offerings, the Board of Directors has designated ______ shares of Telephony Group Common Stock as the number of shares of Telephony Group Common Stock that, if issued, would represent 100% of the common stockholders' equity value of TCI that is attributable to the Telephony Group prior to the Offerings, all of which is presently attributed to the TCI Group. Such number of shares is the initial Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, which is intended to provide a measure of the Inter-Group Interest of the TCI Group in the Telephony Group on a basis comparable to an investment in shares of Telephony Group Common Stock. The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is not represented by outstanding shares of Telephony Group Common Stock and has no voting rights. Authorized but unissued shares of Telephony Group Common Stock may be issued for the account of the TCI Group, thereby reducing the Number of Shares Issuable with Respect to the Telephony Group. In addition, a number of shares of Telephony Group Common Stock equal to the number of Available Shares (or the number of authorized but unissued shares of Telephony Group Common Stock in excess of the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest and any outstanding shares of Telephony Group Common Stock) as of any relevant time are available for issuance as additional equity for the Telephony Group.

        The Shares sold in the Offerings will not include any shares attributed to the Inter-Group Interest. The ___ million shares of Series A Telephony Group Common Stock to be issued in the Offerings (___ million if the Underwriters' over-allotment options are exercised in full) will be issued from the Available Shares for the account of the Telephony Group. As a result, immediately after the Offerings, the Telephony Group Outstanding Interest Fraction will equal __% (or __% if the Underwriters' over-allotment options are exercised in full) and the Telephony Group Inter-Group Interest Fraction will equal __% (or __% if the Underwriters' over-allotment options are exercised in full). The sum of the Telephony Group Outstanding Interest Fraction and the Telephony Group Inter-Group Interest Fraction will always equal 100%.

        At the time of any additional issuance of the Telephony Group Common Stock, TCI will identify the number of shares issued for the account of the TCI Group, if any, through a reduction in the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, the net proceeds from which will be allocated to the TCI Group, and the number of shares issued from the Available Shares for the account of the Telephony Group, if any, the net proceeds of which will be allocated to the Telephony Group. Any shares issued for the account of the TCI Group in reduction of the Number of Shares Issuable with Respect to the Inter-Group Interest will not reduce the number of Available Shares, and any shares issued from the Available Shares for the account of the Telephony Group will not reduce the Number of Shares Issuable with Respect to the Inter-Group Interest. For illustrations of the effects of the issuance of shares of Telephony Group Common Stock, see Annex C--Illustration of Certain Terms. The Board of Directors expects to make such determination, in its sole discretion, after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI and the Telephony Group, the relative levels of internally generated cash flow of the Groups, the capital expenditure plans of and investment opportunities available to the Groups, the long-term business prospects for the Groups and the availability, cost and time associated with alternative financing sources. See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK-- FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS ARE TO ALL STOCKHOLDERS REGARDLESS OF CLASS OR SERIES." In the discretion of the Board of Directors, shares of Telephony Group Common Stock issued in respect of the TCI Group's Inter-Group Interest in the Telephony Group may be issued in the form of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock (subject to there being a sufficient number of authorized and unissued shares of the applicable series of Telephony Group Common Stock).

        TCI may from time to time, by action of the Board (i) offer shares of Telephony Group Common Stock for cash in one or more public offerings, (ii) issue shares of Telephony Group Common Stock as consideration for acquisitions or investments, (iii) issue shares of Telephony Group Common Stock to employees of TCI pursuant to employee benefit plans or otherwise as compensation, or (iv) issue shares of Telephony Group Common Stock for any other proper corporate purpose. So long as sufficient authorized shares are available, the timing, sequence, size and terms of such transactions would be determined by the Board of Directors, without further approval of the stockholders, unless deemed advisable by the Board of Directors or required by applicable law, regulation or Nasdaq National Market requirements. Shares may be issued from the Available Shares at any time at prices that could dilute the value of the outstanding shares of Telephony Group Stock, see Annex C--Illustration of Certain Terms.

        Following the filing of the Telephony Group Amendment, the investments attributed to the Telephony Group ceased to be included in the TCI Group; however, for all periods prior to the issuance of the Shares, the TCI Group Common Stock is intended to reflect all of the common stockholders' equity value of TCI attributed to the Telephony Group -- i.e., the Inter-Group Interest of the TCI Group in the Telephony Group will be 100% -- in addition to the separate performance of all businesses of TCI not included in the Liberty Media Group or the Telephony Group. For periods following the issuance of the Shares, TCI's equity in the share of losses of the entities in which the investments attributed to the Telephony Group are held will be reflected in the separate combined financial statements of the Telephony Group and will cease to be reflected in the combined financial statements of the TCI Group, except to the extent of the then Inter-Group Interest, as adjusted to reflect such issuance, and as appropriate in accordance with generally accepted accounting principles.

        The TCI Group's Inter-Group Interest in the Telephony Group would be increased if a subsequent transfer of cash or other property from the TCI Group to the Telephony Group is specifically designated by the Board of Directors as being made to increase such Inter-Group Interest (in contrast to transfers made for other consideration such as transfers as loans or in purchase and sale transactions) or if outstanding shares of Telephony Group Common Stock are retired or otherwise cease to be outstanding following their purchase with funds attributed to the TCI Group. Pursuant to the TCI Charter, the Telephony Group is not permitted to create an interest in either the TCI Group or the Liberty Media Group corresponding to the Inter-Group Interest, and the Liberty Media Group is not permitted to create an interest in the Telephony Group or the TCI Group corresponding to the Inter-Group Interest.

        In general, if the TCI Group's Inter-Group Interest in the Telephony Group is increased by a transfer of funds or other assets from the TCI Group to the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be increased by an amount determined by dividing the amount of funds or value of the assets transferred by the Market Value of a share of Series A Telephony Group Common Stock as of the date of such transfer. Any decrease in the Number of Shares Issuable with Respect to the Telephony Group Inter-Group

Interest resulting from a transfer of funds or other assets from the Telephony Group to the TCI Group determined by the Board of Directors to be made in respect of such a decrease would be similarly calculated. To the extent outstanding shares of Telephony Group Common Stock are retired or otherwise cease to be outstanding following their purchase with funds attributed to the TCI Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would increase on a share-for-share basis. Shares of Telephony Group Common Stock purchased with funds attributed to the TCI Group which remain outstanding (as a result of being held by a subsidiary included in the TCI Group) would not increase its Inter-Group Interest in the Telephony Group but would represent an outstanding interest in the common stockholders' equity value of TCI attributable to the Telephony Group. Similarly, shares of Telephony Group Common Stock purchased with funds attributed to the Liberty Media Group which remain outstanding would not create an interest in the Telephony Group corresponding to the Inter-Group Interest, but would represent an outstanding interest in the common stockholders' equity value of TCI
attributable to the Telephony Group.   The Number of Shares Issuable with
Respect to the Telephony Group Inter-Group Interest will also (a) be adjusted from time to time as appropriate to reflect (i) subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Telephony Group Common Stock, (ii) dividends or distributions payable in shares of Telephony Group Common Stock to holders of Telephony Group Common Stock and
(iii) reclassifications of Telephony Group Common Stock and (b) be decreased by the number of shares of Telephony Group Common Stock (i) issued upon conversion or exercise of Convertible Securities that are not attributed to the Telephony Group or (ii) issued by TCI as a dividend or distribution or by reclassification or exchange to holders of TCI Group Common Stock.

        The "Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest" means the number of shares of Telephony Group Common Stock that could be issued or sold by TCI for the account of the TCI Group in
respect of its Inter-Group Interest in the Telephony Group.   The "Telephony
Group Outstanding Interest Fraction" means the percentage interest in the common stockholders' equity value of TCI attributable to the Telephony Group that is represented at any time by the outstanding shares of Telephony Group Common Stock, and the "Telephony Group Inter-Group Interest Fraction" means any remaining percentage interest in the common stockholders' equity value of TCI attributable to the Telephony Group that is attributed to the TCI Group and is represented by the Inter-Group Interest. The sum of the Telephony Group Outstanding Interest Fraction and the Telephony Group Inter-Group Interest Fraction would always equal 100%. The full definitions of "Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest," "Telephony Group Outstanding Interest Fraction" and "Telephony Group Inter-Group Interest Fraction" are set forth in "DESCRIPTION OF CAPITAL STOCK."

        The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is not represented by outstanding shares of Telephony Group Common Stock and, therefore, would not be entitled to any voting rights. In addition, outstanding shares of Telephony Group Common Stock that are held by majority-owned subsidiaries of TCI (as to which TCI owns a majority of the shares entitled to vote in the election of directors) would not, in accordance with the DGCL, be entitled to vote on matters presented to stockholders or be counted for quorum purposes. Accordingly, TCI does not have any voting rights with respect to any Inter-Group Interest in the Telephony Group, and the outcome of any vote of the Telephony Group Common Stock would be determined by the holders of the outstanding shares of Telephony Group Common Stock (excluding any shares held by such majority-owned subsidiaries of TCI).

        For financial reporting purposes, shares of Telephony Group Common Stock acquired by consolidated subsidiaries of TCI included in the TCI Group which remain outstanding following such acquisition would be combined with the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest and reported as the TCI Group's investment in the Telephony Group.
Any differences between such reported investment and the TCI Group's Inter-Group Interest in the Telephony Group would be reconcilable by adding to such Inter-Group Interest the number of outstanding shares of Telephony Group Common Stock held by consolidated subsidiaries of TCI. Because these shares would still be outstanding for purposes of the receipt of dividends and payment of redemption or liquidation amounts, the TCI Group would obtain substantially the same economic benefits from such outstanding shares as it would have received had such shares been retired or otherwise ceased to be outstanding following their purchase and added to the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest.

        Whenever additional shares of Telephony Group Common Stock are issued or sold by TCI for the account of the TCI Group in respect of a reduction in its Inter-Group Interest in the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would decrease on a share-for-share basis and the Telephony Group Inter-Group Interest Fraction would decrease and the Telephony Group Outstanding Interest Fraction would increase accordingly. If the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is reduced to zero as a result of any combination of one or more of such issuances or sales, shares of Telephony Group Common Stock could no longer be issued or sold by TCI for the account of the TCI Group unless a further Inter-Group Interest in the Telephony Group is subsequently created. If the net proceeds of any issuance or sale by TCI of Telephony Group Common Stock are allocated to the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would not be reduced, but the Telephony Group Inter-Group Interest Fraction would decrease and the Telephony Group Outstanding Interest Fraction would increase accordingly.

        If the Board of Directors determines to issue or deliver shares of Telephony Group Common Stock as a distribution on the TCI Group Common Stock, such distribution would be treated as a distribution of shares issuable with respect to the TCI Group's Inter-Group Interest in the Telephony Group, and as a result, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would decrease by the number of shares distributed to the holders of TCI Group Common Stock, resulting in a proportionate decrease in the Telephony Group Inter-Group Interest Fraction and increase in the Telephony Group Outstanding Interest Fraction.

        If shares of Telephony Group Common Stock are retired or otherwise cease to be outstanding following their purchase with funds attributed to the TCI Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would increase on a share-for-share basis and the Telephony Group Inter-Group Interest Fraction would increase and the Telephony Group Outstanding Interest Fraction would decrease accordingly. If the purchase of shares of Telephony Group Common Stock were made with funds attributed to the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would not be increased, but the Telephony Group Inter-Group Interest Fraction would increase and the Telephony Group Outstanding Interest Fraction would decrease accordingly. The Board of Directors will, in its sole discretion, determine whether purchases of Telephony Group Common Stock should be made with consideration attributed to the TCI Group or the Telephony Group, by considering such factors as it deems relevant, including, without limitation, the needs of TCI, the relative levels of internally generated cash flow of the Groups, the capital expenditure plans of the Groups, the investment opportunities available to the Groups, the long-term business prospects for the Groups and the availability, cost and time associated with alternative financing sources.

        The Board of Directors could, in its sole discretion, determine from time to time to have TCI contribute cash or other property of the TCI Group as additional equity to the Telephony Group, which would increase the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest by the number determined by dividing the amount of such cash or the fair value (as determined by the Board of Directors) of such property by the Market Value of one share of Series A Telephony Group Common Stock as of the date of such contribution. In such event, the Telephony Group Inter-Group Interest Fraction will increase and the Telephony Group Outstanding Interest Fraction will decrease accordingly. The Board of Directors could, in its sole discretion, also determine from time to time to transfer cash or other property of the Telephony Group from the Telephony Group to the TCI Group in respect of a reduction in its Inter-Group Interest in the Telephony Group, in which case the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be decreased by the number determined by dividing the amount of such cash or the fair value (as determined by the Board of Directors) of such property by the Market Value of one share of Series A Telephony Group Common Stock as of the date of such contribution. In such event, the Telephony Group Inter-Group Interest Fraction would decrease and the Telephony Group Outstanding Interest Fraction would increase accordingly. The Board of Directors could, in its sole discretion, determine to make contributions or other transfers referred to in this paragraph after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

        In the event of any dividend or other distribution paid or distributed in respect of the outstanding shares of Telephony Group Common Stock (other than in shares of Telephony Group Common Stock, which will result in an adjustment to the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest as described above), the TCI Group will be credited, and the Telephony Group will be charged (in addition to the charge for such dividend or other distribution paid upon outstanding shares), with an amount equal to the product of (i) the aggregate amount of any dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Common Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all of the assets and properties of the Telephony Group, but excluding any dividend of shares of Telephony Group Common Stock), times (ii) a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction.

        See Annex C for illustrations of the calculation of the TCI Group's Inter-Group Interest in the Telephony Group and the effects thereon of dividends on, and the sale or purchase of, shares of Telephony Group Common Stock and contributions of cash or other property of the TCI Group to the Telephony Group.

                       DESCRIPTION OF THE TELEPHONY GROUP

GENERAL

        The Telephony Group presently consists of TCI's 100% equity interest in TTS--Delaware, its subsidiaries, their respective assets, and all assets and liabilities of TCI and its subsidiaries to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and
liabilities of TTS--Delaware or any of its subsidiaries.   The principal assets
of TCI Telephony are its investments in the PCS Ventures, a series of partnerships formed to engage in the business of providing wireless communications services using the radio spectrum for broadband PCS to residential and business customers nationwide under the "Sprint" brand, and its investment in Teleport. The PCS Ventures include the Sprint PCS Partnerships and PhillieCo. The Partners of each of the Sprint PCS Partnerships are subsidiaries of Sprint, Comcast, Cox and TCI. The partners of PhillieCo are subsidiaries of Sprint, Cox and TCI. TCI, through TCI Telephony, has a 30% interest as a partner in each of the Sprint PCS Partnerships and a 35.3% interest as a partner in PhillieCo. TCG, the largest CLEC in the United States as measured by route miles, offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. TCI has a 31.1% equity interest (which represents a 36.4% voting interest) in the outstanding common stock of TCG. The Telephony Group also includes a 50% partnership interest in Kansas City Fiber Network, L.P. and a 40% partnership interest in NHT Partnership, which are CAPs serving the Kansas City and Buffalo metropolitan areas, respectively.

        The Telephony Group will also include such other assets and liabilities of the TCI Group as the Board of Directors may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI or any of its subsidiaries may in the future acquire for the Telephony Group, as determined by the Board of Directors. It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of TCI and its subsidiaries in the Telephony Business.

        TCI Telephony believes that its various telephony investments are complementary in several respects. TCI Telephony believes that Teleport and Sprint PCS have benefited from the existing cable infrastructure and installed customer base of TCI and the other cable companies that have invested in them. TCI believes that the existing cable infrastructure of the Cable Stockholders has resulted in significantly reduced build out costs and improved implementation time for Teleport, and anticipates that the size of the installed base of customers for both Sprint and TCI, Comcast and Cox (the "Cable Parents") (14 million and 20 million customers, respectively), will be a key advantage to Sprint PCS in its distribution and marketing efforts.

WIRELESS TELEPHONY

        GENERAL

        The Telephony Group's wireless telephony activities currently consist of its interests in Sprint PCS and PhillieCo. Sprint PCS has announced its intention to become a leading provider of wireless communications products and services in the United States. Sprint PCS is the largest broadband wireless personal communications services company in the United States in terms of total licensed Pops, with licenses (including those owned by licensees that have affiliated or have agreed to affiliate with Sprint PCS, including PhillieCo) to provide service in 33 MTAs covering 190.9 million Pops (73% of the total United States population), including eight of the nation's ten largest MTAs.
Broadband PCS systems differ from traditional analog cellular telephone service principally in that PCS systems operate at a higher frequency band (1850-1990 MHz radio spectrum), have more spectrum allotted and have different license areas.


        Sprint PCS initiated the commercial launch of its service in December 1996 in Fresno, California; Milwaukee, Wisconsin; Portland, Oregon; Spokane, Washington; Albany and Syracuse, New York; and Pittsburgh, Pennsylvania. In addition, APC launched its PCS service in November 1995, and Cox-California commenced the commercial launch of its service in San Diego, California in
December 1996.   Sprint PCS currently plans to launch in 58 additional markets, including New York City, San Francisco, Dallas/Ft. Worth, Boston, Miami, Minneapolis/St. Paul, Denver, Seattle and Kansas City, on a market-by-market basis during 1997 and thereafter. When the foregoing phase of launch is completed, Sprint PCS service will be available in 65 cities throughout the United States, including 35 of the top 50 markets in the United States. The timing of launch in individual markets will be determined by various factors, principally zoning and microwave relocation, equipment delivery schedules, completion of network testing and optimization and local market and competitive considerations.

        Sprint PCS will require significant funds for development, construction, testing and deployment of its PCS network. The Partners of Sprint PCS have agreed to contribute up to an aggregate of approximately $4.2 billion of equity to Sprint PCS from inception through fiscal 1999 (of which TCI Telephony's share is approximately $1.3 billion) if and to the extent required by annual budgets of Sprint PCS for fiscal years in such period approved by the Partners or requested during such period by the affirmative vote of general Partners with percentage interests in Sprint PCS of 75% or more in the aggregate. As of December 31, 1996, approximately $3.0 billion of such $4.2 billion had been contributed to Sprint PCS, of which amount TCI Telephony had contributed approximately $900 million. Sprint PCS's proposed business plan currently contemplates that the remaining approximately $1.2 billion of such amount (of which TCI Telephony's share would be approximately $360 million) would be contributed by the Partners by the end of the second quarter of 1998 (although there can be no assurance that any additional capital will be contributed by the Partners). Sprint Spectrum has obtained approximately $3.1 billion in secured vendor financing in the aggregate from the Vendors, entered into a $2.0 billion secured credit facility with a group of banks and received net proceeds of approximately $520 million from a public offering of the Sprint Spectrum Notes. Assuming all of such debt and equity financing amounts are made available to Sprint PCS, Sprint PCS currently believes that such amounts would be sufficient to meet its currently anticipated capital requirements (other than obligations in respect of Sprint PCS's interest in APC and Cox-California) through the end of 1998 (based on Sprint PCS's current plans for its network buildout in its current license areas). See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT
PCS--SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY LEVERAGED CAPITAL STRUCTURE" and "--NETWORK BUILDOUT AND SYSTEM IMPLEMENTATION RISKS."

        Further, in connection with such debt financings by Sprint Spectrum, TCI and the other Parents entered into a Capital Contribution Agreement with Sprint Spectrum, of which the secured creditors in such debt financings are beneficiaries, pursuant to which each Parent agreed to make contributions, or cause contributions to be made, to Sprint Spectrum from time to time upon the occurrence of certain events, up to a maximum aggregate amount equal to (a) such Parent's Percentage Interest of the sum of (i) $1.0 billion plus (ii) the agreed value of the Cox Contributed Property (aggregating approximately $24 million as of December 31, 1996), less (b) the sum of (i) the aggregate amount of cash equity contributions made by such Parent (directly or indirectly) to Sprint Spectrum and its subsidiaries (but not other affiliates of Sprint PCS, including APC and Cox-California) subsequent to December 31, 1995 other than pursuant to the Capital Contribution Agreement, (ii) such Parent's Percentage Interest of the amount of the aggregate cash proceeds of equity capital (subject to certain exclusions) obtained by Sprint Spectrum from sources other than the Parents and their subsidiaries and (iii) in the case of Cox, the agreed value of the Cox Contributed Property. The liabilities of TCI under the Capital Contribution Agreement have been attributed to the Telephony Group. The events that would require such contributions to be made are (x) a determination as of any date that the projected cash expenditures of Sprint Spectrum and its subsidiaries during the three months following such determination exceed the cash, cash equivalents and borrowing availability of Sprint Spectrum and its subsidiaries as of such determination date, plus their expected cash receipts, other than from borrowings, during such three-month period, (y) a default in the payment of any amount due under any of the agreements evidencing such debt financing and other agreements evidencing secured indebtedness that Sprint Spectrum may enter into in the future and (z) the acceleration of Sprint Spectrum's obligations under any of such agreements. During 1996, approximately $500 million in cash was contributed directly or indirectly to Sprint Spectrum (of which TCI Telephony had contributed approximately $150 million), thereby reducing the Parents' respective obligations under the Capital Contribution Agreement by such amount and reducing TCI's obligation to approximately $150 million as of December 31, 1996. Based on the currently expected timing of additional contributions to Sprint PCS (including the currently expected timing of Sprint PCS's expected capital contributions to APC and Cox-California and to its subsidiaries other than Sprint Spectrum and its subsidiaries), TCI does not expect that its obligations under the Capital Contribution Agreement will result in the obligation to make any incremental capital contributions to Sprint PCS in addition to TCI Telephony's pro rata portion of the balance of the $4.2 billion that the Partners agreed to contribute. See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP'S INVESTMENT IN SPRINT
PCS--SUBSTANTIAL CAPITAL REQUIREMENTS; HIGHLY LEVERAGED CAPITAL STRUCTURE."

        Sprint PCS believes that rapid growth in consumer and business demands for wireless services, technological advances, increased customer expectations for quality, convenience of use and deregulation are reshaping the telecommunications market. In order to compete in this changing environment, accelerate subscriber growth and increase customer retention, Sprint PCS intends to offer customers integrated telecommunications packages and national service offerings. The Parents and Sprint PCS expect to package Sprint PCS's wireless services with other of the Parents' communications products and services, including the local and long distance telecommunications services and the cable-based entertainment services of Sprint and the Cable Parents.
Sprint PCS and the Parents will market PCS wireless products and services nationally under the Sprint brand name through diverse distribution channels including those of the Parents.

        PCS is the first all-digital wireless service and will be able to provide enhanced integrated services not currently offered by traditional analog cellular providers. Sprint PCS believes that the enhanced features and services, in conjunction with increased competition within the industry, will contribute to the acceleration of growth in the wireless telecommunications market. According to the CTIA, the number of cellular telephone subscribers nationwide has grown from approximately 680,000 in 1986 to an estimated 34 million as of December 31, 1995. The PCIA estimates that the number of cellular and PCS wireless services subscribers will be over 104 million by the year 2005 and that PCS subscriptions will account for approximately 40 million of such subscriptions.

        POPULATION COVERAGE

        Sprint PCS was the successful bidder for 29 PCS licenses in the A Block and B Block PCS auction conducted by the FCC which concluded in March 1995. Sprint PCS's 29 wholly-owned markets include, among others, the New York City, San Francisco, Detroit, Dallas/Fort Worth and Boston/Providence MTAs, and cover
150.3 million Pops. Additionally, Cox has agreed to contribute to Sprint PCS, upon FCC approval which has been obtained, a PCS license for the Omaha MTA that it separately purchased in the broadband PCS auction that concluded in March 1995.

        In order to increase its Pop coverage, Sprint PCS has affiliated and expects to continue to affiliate with other PCS providers, including those in which Sprint PCS or affiliates of its Partners have an interest. Pursuant to affiliation agreements, each affiliated PCS service provider will be included in Sprint PCS's national network and will use the Sprint brand name. Sprint PCS owns a 49% limited partnership interest in APC, which owns a PCS license for and operates a broadband PCS system in the Washington D.C./Baltimore MTA, which MTA covers 8.3 million Pops. APC has affiliated with Sprint PCS and is marketing its products and services under the Sprint brand name. APC launched its PCS service in November 1995 and was the nation's first commercially operational PCS system. As of July 1996, APC had approximately 100,000 subscribers. In December 1996, Sprint PCS acquired a 49% limited partnership interest in Cox-California, a partnership formed to hold a PCS license for the Los Angeles/San Diego MTA covering 21.5 million Pops, and Cox-California agreed to affiliate with Sprint PCS. Cox, which currently owns this license, has agreed to contribute the license to Cox-California and will manage and control Cox-California. Sprint PCS also expects to affiliate with, and provide various services to PhillieCo, a limited partnership organized by and among subsidiaries of Sprint, TCI and Cox that owns a PCS license for the Philadelphia MTA covering 9.1 million Pops. TCI Telephony owns a 35.3% partnership interest in PhillieCo, which interest is attributed to the Telephony Group. Any reference herein to an "affiliate" does not necessarily imply that Sprint PCS exercises, or has the power to exercise, control over the management and policies of such entity.

        The table below presents the owned and affiliated Pops of Sprint PCS after giving effect to such affiliation agreements:

                                                                    Direct or Indirect
                                                                    Ownership Interest    Net Pops Attributed
                                                  1995 Population      Attributed to         to Telephony
    Owned/Affiliated                   # of MTAs     in MTA(s)        Telephony Group          Group(1)
    ----------------                   ---------  ---------------   ------------------    -------------------
                                                    (millions)                                (millions)
 Owned by Sprint PCS . . . . . . . .       29            150.3             30.0%                   45.1
 Omaha (to be contributed to Sprint
 PCS by Cox)(2)  . . . . . . . . . .        1              1.7             30.0%                     .5
 Affiliated:
         APC
         (Baltimore/Washington)(3)          1              8.3             14.7%                    1.2
         Cox-California (Los
         Angeles/San Diego)(4)   . .        1             21.5             14.7%                    3.2
         PhillieCo (Philadelphia)(5)        1              9.1             35.3%                    3.2
                                           --            -----                                     ----
                 Total   . . . . . .       33            190.9                                     53.2
                                           ==            =====                                     ====

---------------
(1) Represents aggregate Pops represented by the PCS licenses held by the applicable PCS licensee multiplied by the direct or indirect percentage equity interest in such licensee attributed to the Telephony Group. The number of Pops represented by PCS licenses is based upon the Donnelly Marketing Service estimate of the December 31, 1995 population of a geographic area. Such number is not necessarily indicative of the number of Pops that are or will be served by the applicable licensee's PCS network in such license area or the actual or expected number of customers using such PCS network. In addition, the number of Pops attributed to the Telephony Group is not intended to imply that TCI Telephony has any actual ownership interest in or right to acquire such an interest, or other rights with respect to, such Pops or the applicable PCS license(s), including upon liquidation or dissolution of the applicable PCS licensee.

(2) Contribution will be credited towards capital contributions required of Cox under the Partnership Agreement to the same extent as if Cox had made a cash contribution in an amount equal to the sum of (i) $995,564, together with interest at the annual rate of 13.4% computed from November 17, 1994 through the date the Omaha license is contributed, plus (ii) $4,062,400, together with interest at the annual rate of 13.4% computed from June 30, 1995 through the date the Omaha license is contributed.

(3) Sprint PCS owns a 49% limited partnership interest in APC, which owns a PCS license for and operates a broadband PCS system in the Baltimore/Washington D.C. MTA and has entered into an affiliation agreement with Sprint PCS.

(4) Sprint PCS owns a 49% limited partnership interest in Cox-California which was formed to hold a PCS license for and operates a broadband PCS system in the Los Angles/San Diego MTA and has entered into an affiliation agreement with Sprint PCS.

(5) Owned by subsidiaries of Sprint, TCI and Cox. Sprint PCS expects to sign a services and affiliation agreement with PhillieCo.

        TCI is also currently negotiating to acquire a minority equity interest in a limited partnership that would operate a PCS system utilizing C block PCS licenses for eight BTAs covering an aggregate of approximately 2.2 million Pops as an affiliate of the Sprint PCS network, although no assurance can be given that TCI will acquire such interest or that such partnership will enter into an affiliation agreement with Sprint PCS.

         Including its current affiliates, Sprint PCS has licenses (or interests in licensees) and affiliate relationships in 33 MTAs covering nearly 191 million Pops (73% of the United States population.) There are 18 MTAs currently not served by Sprint PCS's licenses and affiliations. Sprint PCS continues to explore a number of possibilities to expand Pop coverage. Opportunities exist for affiliations with or investments in other PCS providers (including other affiliates of Sprint PCS) operating in territories not covered by Sprint PCS's licenses. Likewise, the ability to exchange capacity or enter into resale agreements with other providers or enter into roaming arrangements with other providers' systems are options under consideration. There can be no assurance, however, that Sprint PCS will be successful in expanding its Pop coverage beyond that currently covered by existing licenses and existing and expected affiliation agreements.

         Pursuant to an agreement among the Partners, an affiliate of Sprint is participating in the D and E Block PCS auctions currently being conducted by the FCC for additional 10 MHz BTA PCS licenses. As of January 13, 1997, Sprint was the high bidder for licenses in approximatey 140 BTAs covering an aggregate of approximately 70 million additional Pops, none of which BTAs are within any of the MTAs represented by the PCS licenses held by Sprint PCS, Cox-California, APC or PhillieCo. In accordance with such agreement and the Partnership Agreement, Sprint is required to offer to enter into an affiliation agreement with Sprint PCS with respect to such BTA licenses pursuant to which Sprint's PCS systems in such areas would be included in Sprint PCS's national PCS network, although no assurance can be given that Sprint and Sprint PCS will be able to reach a mutually acceptable agreement as to the terms of any such affiliation agreement.

         PRODUCTS AND SERVICES

         With its all-digital national wireless network, Sprint PCS plans to introduce a wide array of services and features that are designed to enhance utility, provide consumers greater capabilities in call management and increase usage for both outgoing and incoming calls.

         OUTGOING CALLS

         Features that encourage customers to make outgoing calls include: improved call quality, advanced handsets, national consistency and customer-driven local calling areas.

         Improved Call Quality. The quality of the digital network continues to approach that of wireline systems, which is expected to encourage increased consumer usage.

         Advanced Handsets. The advanced, menu-driven handsets are designed to be more user friendly and will be equipped for a variety of enhanced features and applications.

         National Consistency.   The consistency of product features across
Sprint PCS's network is expected to simplify use and ensure that handset functions are similar in all markets.

         Customer-Driven Local Calling Areas. The provision of customer-driven local calling areas is designed for customers who frequently travel between multiple regions.

         INCOMING CALLS

         Features that encourage customers to receive calls include: caller ID, message management, including voicemail and integrated paging and improved battery technology.

         Caller ID. Sprint PCS's system is designed to cable the display of the telephone number of the incoming caller on the customer's handset, allowing the customer to decide to answer or decline the call or forward it to voicemail.

         Message Management. Features like voicemail with call screening, will allow customers to listen while callers leave messages. The introduction of integrated paging, expected by the end of 1997, will allow the handset to signal receipt of an incoming messages and provide text messaging via the handset.

         Improved Battery Technology. With advances in battery technology, longer lasting batteries will enable customers to leave their handsets on while not in use, which will promote the receipt of incoming calls.

         Sprint PCS believes that the market for wireless communications will shift over time from today's traditional voice mobility applications which supplement customers' wireline service to an environment in which wireless begins to expand into the wireline market, both as a primary communications device and as a means of providing advanced functionality. Sprint PCS has announced its intention to develop products, services and features which will serve to increase network utilization above historical cellular usage while simultaneously containing costs.

         EARLY PCS INDUSTRY EXPERIENCE

         On November 15, 1995, APC launched the first commercial PCS operation in the United States with the initiation of service in the Washington/Baltimore MTA. Sprint PCS owns a 49% limited partnership interest in APC, which as of July 1996 provided service coverage to an area containing approximately 5.9 million Pops, or approximately 71% of the Pops in the MTA. APC plans to continue to expand the range of its geographic and population coverage.

         APC's service is marketed under the Sprint brand name, and Sprint PCS believes that it is positioned in the market as having excellent call clarity, privacy and feature integration. In its market, APC is providing unique product offerings which include: (i) no requirement for long-term service contracts, which encourages customers to try the service; (ii) no charge for the first minute of inbound calls, which encourages customers to give out their PCS number and increases overall minutes of use; (iii) over-the-air-activation, which, due to its simplicity, encourages customers to acquire the service; (iv) off-the-shelf retail distribution; and (v) 24-hour-a-day customer service. Under the current APC marketing plan, customers are required to pay, on average, more to buy PCS handsets than for cellular handsets utilized by traditional analog cellular systems; however, monthly and per minute service charges are lower than those of incumbent cellular providers. APC is also combining the Sprint trademark with significant levels of consumer advertising and tie-ins with Sprint long distance telephone services.

         As of July 1996, APC had approximately 100,000 subscribers. Customers appear willing to pay more for handsets in exchange for higher quality service, lower airtime rates and no long-term service contracts. In addition, customers are using the PCS service for more minutes each month than traditional cellular services and usage patterns differ from those of traditional analog cellular users. In particular, customers use their PCS service throughout the day, rather than primarily at commuting hours.

         Sprint PCS recognizes that there are limitations to translating APC's experience to Sprint PCS's nationwide markets. First, APC initially had only two competitors whereas Sprint PCS may compete with four or five wireless competitors in each MTA. Second, while APC intends to add a CDMA protocol, it is initially deploying GSM technology which is a more mature technology than CDMA. Third, the quality of existing cellular service in the Washington/Baltimore MTA is inconsistent. In addition, the limited period of APC's operations is also not necessarily a reliable indicator of future demand, revenue or the rate at which customers may return handsets or deactivate their service.

         CDMA TECHNOLOGY

         Wireless digital signal transmission is accomplished through the use of various frequency management technologies, or "protocols." The FCC has not mandated a universal digital protocol for PCS systems. Currently, various vendors have proposed three principal competing, incompatible protocols for use in PCS systems: CDMA, GSM and TDMA (IS- 136).

         The GSM protocol is an updated, up-banded version of the TDMA-based protocol now in use in Europe. TDMA (IS- 136) is an up-banded version of the TDMA-based digital cellular protocol now used by cellular operators in the United States. CDMA is a first-generation technology that is just beginning to be commercially deployed in the United States. Sprint PCS believes that the CDMA protocol will be the most widely adopted PCS protocol in the United States.

         Sprint PCS has selected CDMA technology rather than the other technologies because it believes it will have increased subscriber capacity, higher quality of transmission and lower infrastructure and ongoing support costs. Because of its allocation of voice channels, CDMA offers better voice quality when compared to analog and other digital standards. CDMA systems are expected to have more powerful error correction, less susceptibility to fading, reduced interference and "soft" hand-offs resulting in fewer dropped calls. In a "soft" hand-off, the mobile customer's handset establishes a connection with a new cell before disconnecting with the current cell. As a result, fewer calls are dropped compared to analog or TDMA/GSM networks that use a "hard" hand-off (i.e., disconnecting the call from the current cell before connecting it in the new cell).

         Cells using CDMA are expected to achieve a greater radius of coverage and require fewer cells for a given geographical coverage than newer TDMA/GSM systems for PCS. Fewer cells should result in significant reductions in overall capital requirements, lower ongoing maintenance and operating costs, fewer cell sites to be acquired and greater flexibility in network design. Because CDMA works by "digitizing" each call, which is then coded and transmitted using spread spectrum across a 1.25 MHz channel, it is inherently more secure than analog technologies.

         Sprint PCS believes that CDMA has the capability to increase subscriber capacity to as much as seven to ten times that of a typical analog system. Additionally, CDMA technology has the ability to tolerate greater amounts of interference than other digital protocols, which will permit the system to temporarily increase call capacity in a particular cell thereby reducing call blocking. Sprint PCS plans to offer advanced features such as wireless data, paging and voice messaging while maintaining the marketing flexibility to offer high volume packages without straining system capacity.

         In addition to these PCS networks, traditional cellular providers may use CDMA-based systems as a digital overlay to their existing analog systems in order to improve and expand the range of services they provide. In mid-May, AirTouch became the first cellular provider to deploy a CDMA-based digital overlay on its cellular network. [AirTouch's CDMA-based service is currently only available to selected high-usage customers in Los Angeles.]

         NETWORK BUILDOUT

         The buildout of the Sprint PCS network involves systems design, acquisition of cell sites, equipment procurement, relocation of existing microwave users, interconnection with other communications providers, construction of cell sites, installation of switches, and implementation of advanced management information and billing systems. A planning and engineering team, comprised of approximately 1,500 engineering and operations employees and thousands of independent contractors and consultants, is designing and constructing the Sprint PCS network based on the regional marketing and product requirements to meet the Sprint PCS's targets for consistency, uniformity and reliability.

         The Cox-California PCS network is a combination of tower-based cell sites and micro-cell sites that are attached to the cable plant of the local cable partner or affiliate. The Cox-California PCS network is comprised of more cell sites than existing cellular networks because of the extensive use of micro-cell technology. The micro-cells cover less territory than a tower-based cell site; however, Sprint PCS believes the cable-based PCS network will cost less to deploy and offer greater coverage, lower handset power requirements (encouraging the use of smaller batteries), packaging flexibility, greater usage capacity and ease of construction and implementation than tower-based cell sites.

         Rollout Methodology. Sprint PCS's principal objective is to maximize population coverage levels within targeted demographic segments and geographic areas. Sprint PCS commenced commercial service in the fourth quarter of 1996 in seven markets and currently intends to expand market coverage to reach approximately 60% of the Pops in its existing license areas in the aggregate by the end of 1997. Thereafter, Sprint PCS will evaluate further coverage expansion on a market-by-market basis, eventually targeting coverage of 80% of the Pops in its existing license areas in the aggregate, thereby substantially completing its planned network buildout. In developing its PCS network Sprint PCS will consider, among other things, population and traffic density, FCC coverage requirements and the ability to cluster groups of markets.

         RF Design. The Vendors have completed and Sprint PCS has approved the RF design for coverage of 60% of the Pops in the Sprint PCS's license areas in the aggregate. This process includes cell site design, frequency planning and network optimization for each of Sprint PCS's markets. RF engineering also allocates voice channels and assigns frequencies to cell sites taking into consideration both PCS and microwave interference issues.

         Property Acquisition. Sprint PCS has employed 32 MTA directors initially to manage the buildout process and subsequently to have responsibility for operating the network. Property acquisition managers are located within each MTA and are responsible for identifying and obtaining the required property for buildout of the PCS network.

         Sprint PCS has hired property acquisition firms for each MTA to assist with acquisition, zoning, permitting and appropriate surveying. Sprint PCS will attempt to minimize property acquisition activity through utilization of the Parents' assets and cable infrastructure, where possible. The cell site selection process will require the lease or acquisition of approximately 5,700 sites in 31 MTAs in connection with commencement of commercial operations of its PCS network, many of which are likely to require Sprint PCS to obtain zoning variances or other local governmental or third- party approvals or permits. As of December 20, 1996, Sprint PCS had signed leases or options for 4,448 sites, of which 743 were pending zoning and 2,412 were zoned or ready for construction. As of December 20, 1996, 1,157 sites had been constructed and 993 sites were under construction.

         Construction and Installation. The equipment Vendors are overseeing the deployment of the PCS network and are subcontracting the construction to general construction contractors that employ local construction firms to build the cell sites.

         Microwave Relocation. To become operational, Sprint PCS must relocate existing 2 GHz commercial microwave service users within its MTAs in order to clear its spectrum. Sprint PCS has contracted with national vendors to assist in microwave relocation process. Recently, the FCC adopted a microwave relocation cost-sharing plan that limits permissible relocation costs and outlines new procedures for the sharing of relocation costs where the relocation of private microwave facilities benefits multiple broadband PCS licensees. However, the FCC did not shorten the period for mandatory negotiations between broadband PCS licensees and affected private microwave licensees. See "--GOVERNMENT REGULATION."

         Approximately 3,227 co-channel and adjacent-channel microwave paths which may affect Sprint PCS's rollout need to be relocated by Sprint PCS, of which approximately 600 are required in connection with the commencement of commercial operations of its PCS network. As of December 20, 1996, 1,186 relocation agreements had been reached and 548 paths had been relocated. Sprint PCS has entered into various cost-sharing arrangements that provide for sharing among affected PCS license holders of expenses associated with microwave-relocation.

         Interconnection. Sprint PCS's network will connect to the public switched telephone network. Such interconnection is required to facilitate originating and terminating traffic between Sprint PCS's facilities and both the incumbent local exchange and long distance carriers. Sprint PCS is negotiating, or intends to negotiate, interconnection agreements with telephone companies operating or providing service in the areas where Sprint PCS is deploying its PCS network. If agreements cannot be satisfactorily negotiated, Sprint PCS intends to pursue arbitration to facilitate such agreements.

         Roaming. Wireless service providers are able to offer service to subscribers from other systems who are traveling in or through their service area. Customers typically pay higher rates while "roaming" outside of their home market. Roaming is made possible in today's analog cellular environment by virtue of common frequency and signaling technology. PCS and analog cellular systems operate on different frequencies and with different signaling technologies.

         Within its own network, Sprint PCS plans to offer "traveling" plans for subscribers who use Sprint PCS's network outside of their home markets. Features and services will operate identically across all of Sprint PCS's markets. As a result, travelers will be encouraged to access the network anytime and anywhere.

         In areas where CDMA-based PCS service is not available, Sprint PCS may offer a roaming option on the traditional analog cellular system via dual-mode, dual-band handsets capable of transmitting over either cellular and PCS frequencies. Access to cellular coverage is dependent on availability of dual-mode, dual-band handsets, which Sprint PCS currently believes will become commercially available in mid-1997 (although sufficient quantities may not be commercially available until the first quarter of 1998). Sprint PCS has not entered into any such agreements with any cellular providers nor can there be any assurance that Sprint PCS will enter into any agreements. Cellular roaming may not be a service option Sprint PCS chooses to offer.

         Based upon public announcements by other PCS licensees and cellular service providers, Sprint PCS estimates that CDMA technology will be employed by both cellular and PCS service providers whose networks cover approximately 95% of the United States population (without giving effect to any D or E Block BTA licenses that may be acquired by Sprint). While there can be no assurance that CDMA technology will be deployed to the extent and within the time frames proposed by the various service providers, it is Sprint PCS's belief that CDMA will be the most widely used wireless digital protocol in the United States. To date, PrimeCo is the only PCS provider other than Sprint PCS that has commercially deployed a 1900 MHz CDMA system in the United States.


         RELATIONSHIP WITH PARTNERS AND PARENTS

         Sprint PCS's relationship with the Partners and the Parents is an important aspect of its strategy for achieving its objective of becoming a leading provider of wireless communications products and services in the United States. In order to capitalize on the rapid growth in business and consumer demand for a single provider of telecommunications services, Sprint PCS intends to use its own marketing efforts, the marketing services of the Partners' affiliates, existing distribution channels and customer relationships. Subject to certain exceptions, the Partners and the Parents have agreed to cooperate with Sprint PCS to cross-market Sprint PCS's wireless services with the long distance, local telephone and cable-based entertainment services of the Parents in order to accelerate subscriber-growth and increase retention rates while improving overall customer satisfaction. Sprint PCS will promote its wireless services using the Sprint brand among Sprint's 14 million long distance and local telephone customers and the Cable Parents' 20 million cable television customers.

         Subject to certain conditions, Sprint PCS expects to enter into sales agency agreements with the Partners for the co-marketing of wireless services, local and long distance telephone services and the cable-based entertainment services by Sprint and the Cable Parents. Sprint and the Cable Parents and their respective subsidiaries (except for Comcast and its subsidiaries in the Comcast Service Area) will be non-exclusive sales agents for Sprint PCS's wireless services. Sprint PCS, in turn, will be a non-exclusive sales agent for those services Sprint and the Cable Parents make available to Sprint PCS. Sprint PCS has not entered into any such sales agency agreements with the Parents.

         COMPETITION

         General. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, TCI Telephony expects competition in the wireless telecommunications business to be dynamic and intense as a result of the entrance of new competitors and the development of new technologies, products and services.

         Each of the markets in which Sprint PCS competes will be served by other two-way wireless service providers, including cellular and PCS operators and resellers. Many of these competitors have been operating for a number of years, currently serve a substantial subscriber base and have significantly greater financial and technical resources than those available to Sprint PCS. Certain of Sprint PCS's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications systems that encompass most of the United States.

         Sprint PCS also will face competition from other current or developing technologies, such as paging, ESMR (or enhanced specialized mobile radio) and satellite networks. In addition, as a result of advances in digital technology, ESMR operators have begun to design and deploy digital mobile networks that increase the channel capacity of ESMR systems to a level that may be competitive with that of cellular systems. A limited number of ESMR operators have recently begun offering short messaging, data services and interconnected voice telephony services on a limited basis. Several ESMR licensees have recently merged into one company and plan to build and operate digital mobile networks in most major United States markets.

         In addition, several entities have received and several others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and LEO (or low earth orbit) satellites. While geostationary orbiting satellites are subject to transmission delays inherent in high earth orbit satellite communications, a mobile satellite system could reduce transmission delays with LEO satellites and could augment or replace communications with segments of land-based wireless systems. Based on current technologies, however, satellite transmission services are not expected to be competitively priced relative to Sprint PCS's product offering in its markets. Sprint has an interest in a satellite-based mobile telecommunications business entity.

         Sprint PCS expects to compete with other communications technologies that now exist, such as conventional mobile telephone service, ESMR systems and paging services and with cellular and PCS resellers. In the future, cellular service and PCS will also compete more directly with traditional landline telephone service providers and with cable operators who expand into the offering of traditional communications services over their cable systems. In addition. Sprint PCS may face competition from technologies that may be introduced in the future.

         Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it impossible to predict the extent of future competition. The FCC has adopted rules that provide preferences, including discounted licenses, to companies that develop new spectrum-based communications technologies without bidding in FCC-sanctioned auctions. Such a preference may encourage the development of new technologies that compete with cellular and PCS service. In addition, the Omnibus Budget Reconciliation Act of 1993 requires, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. It is possible that some portion of the spectrum that is reallocated will be used to create new land-mobile services or to expand existing land-mobile services.

         TCI Telephony believes that market prices for two-way wireless services generally will decline in the future based upon increased competition. Sprint PCS will compete to attract and retain customers principally on the bases of services and features, its customer service, the size and location of its service areas and pricing. Sprint PCS's ability to compete successfully will also depend, in part, on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors, which could adversely affect Sprint PCS's operating margins.

         Sprint PCS's PCS business will directly compete with several other PCS providers in each of its PCS markets, including AT&T Wireless, BellSouth, Omnipoint Corporation, Pacific Bell Mobile Services, Inc., PrimeCo and Western Wireless Corporation. Sprint PCS also expects that existing analog wireless service providers in the PCS markets, some of which have been operational for a number of years and have significantly greater financial and technical resources than those available to Sprint PCS, will upgrade their systems to provide comparable services in competition with its PCS system. These cellular competitors include AirTouch, AT&T Wireless, BellSouth, Ameritech Mobile Communications, Inc., Bell Atlantic NYNEX Mobile, Southwestern Bell Mobile Systems, GTE Mobilnet, Inc. and U.S. Cellular Corp.

         Handsets used for CDMA-based PCS systems will not be automatically compatible with cellular systems, and vice versa. Sprint PCS currently expects dual-mode, dual-band telephones to be commercially available in mid-1997 (although sufficient quantities may not be commercially available until the first quarter of 1998). Once such handsets are available, if Sprint PCS decides to offer roaming services, subscribers may be able to roam by using the existing cellular wireless system in other markets. Until then, this lack of interoperability may impede Sprint PCS's ability to attract current cellular subscribers or potential new wireless communication subscribers.

         Initially, the cost to Sprint PCS of PCS handsets may not be competitive with the cost to analog operators of analog cellular handsets. While Sprint PCS believes that its PCS handsets will be competitively priced as compared to digital cellular handsets of comparable size, weight and features, cellular operators may subsidize the sale of digital handset units at prices below those with which Sprint PCS can compete through Sprint PCS's handset subsidies.

         TRADEMARKS

         Sprint is a registered trademark of Sprint Communications Company, L.P. ("Sprint Communications"), a subsidiary of Sprint, and is licensed to Sprint PCS on a royalty free basis pursuant to a trademark license agreement between Sprint Communications and Sprint PCS. Sprint Communications may terminate this agreement (i) upon the dissolution and winding up of Sprint PCS,
(ii) upon the bankruptcy of Sprint PCS, (iii) upon the failure of Sprint PCS to perform in accordance with the material terms of the agreement or for a breach of its representations and warranties or (iv) if Sprint PCS challenges Sprint's rights to the Sprint trademark and the associated logo. Sprint PCS may terminate the agreement (i) if Sprint Communications abandons or fails to support its trademark and associated logo, (ii) upon the bankruptcy of Sprint Communications, (iii) if Sprint conflicts with Sprint PCS's rights to use the trademark and associated logo or (iv) if Sprint Communications breaches its covenant to license the trademark and associated logo to additional licensees in accordance with the terms of the agreement. Subject to certain conditions, each of Sprint PCS and Sprint Communications may terminate the agreement if a controlled affiliate of Sprint ceases to own any equity interest in Sprint PCS. Within thirty days of termination, or, in certain circumstances on a specified termination date, Sprint PCS's rights to use the trademark and associated logo will cease.

WIRELINE TELEPHONY

         GENERAL

         The Telephony Group's wireline telephony activities currently consist primarily of its investment in Teleport. Teleport, the largest CLEC in the United States as measured by route miles, offers a wide range of local telecommunications services in major metropolitan markets nationwide. Teleport competes with ILECs as "The Other Local Phone Company"(SM) by providing high quality, integrated local telecommunications services, primarily over fiber optic digital networks, to meet the voice, data, and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, long distance carriers and resellers, and wireless communications companies. TCG offers these customers what TCG believes to be technologically advanced local telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity.

         For over 10 years, TCG has developed, operated and expanded its local telecommunications networks. Teleport currently operates high capacity state-of-the-art digital networks in 53 metropolitan markets, including 17 of the 20 largest metropolitan areas. Teleport operates networks in metropolitan New York City/New Jersey, Los Angeles, Chicago, San Francisco, Boston, Detroit, Baltimore/Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford and Omaha, and is developing networks in Atlanta, Birmingham, Charlotte, Chattanooga, Cincinnati, Columbus (Ohio), Knoxville, Minneapolis/St. Paul, Nashville, Orlando, Sacramento and Tampa. TCG has also agreed to acquire the remaining direct and indirect equity interests in ETC, a CLEC in Philadelphia and in neighboring Camden, New Jersey and Wilmington, Delaware.
As of September 30, 1996, Teleport's networks spanned over 6,250 route miles, contained over 316,000 fiber miles and served approximately 6,800 buildings.

         TCG has grown rapidly over the last several years, expanding its existing networks, developing new networks and increasing its service offerings. On a pro forma basis, after giving effect to the TCG
Reorganization, Teleport's revenues were approximately $184.9 million for 1995, and approximately $196 million for the nine months ended September 30, 1996, substantially all of which were derived from the provision of local telecommunications services.

         TCG estimates that total revenues from the local telecommunications market in the United States were approximately $96 billion in 1995, based on 1988-1994 FCC statistics. In the past, CAPs, including Teleport, were limited to serving only the dedicated services portion of this market, which TCG estimates (based on such statistics) were approximately $5 billion in 1995, whereas the local switched services portion of this market for business customers is estimated to have been approximately $55 billion. Teleport has expanded into the switched services market in a number of states over the last five years by constructing switched networks and obtaining the necessary regulatory authorizations and interconnection arrangements. With the passage of the 1996 Act, Teleport believes that it is well positioned to address a significantly larger portion of the local telecommunications market and to improve its operating margins in the switched and dedicated services markets by expanding its networks, installing additional high capacity digital switches and offering new products and services.

         TCI Telephony currently owns 48,779,388 shares of Teleport Class B Stock, each of which is entitled to ten votes per share on each matter to be voted on by the holders of the common stock of Teleport generally and each of which is convertible into one share of Teleport Class A Stock. TCI Telephony also owns 1,011,528 shares of Teleport Class A Stock. Such shares of Teleport Class B Stock and Teleport Class A Stock in the aggregate represent approximately 31.1% of the outstanding common stock of Teleport and approximately 36.4% of the aggregate voting power of such securities. In addition, subsidiaries of Cox, Comcast and Continental own shares of Teleport Class B Stock and Teleport Class A Stock representing approximately 24.4%, 16.0% and 11.1%, respectively, of the outstanding common stock of Teleport (representing approximately 29.1%, 19.1% and 13.3%, respectively, of the aggregate voting power of such securities). Such percentages do not reflect the 2,757,083 shares of Teleport Class A Stock that are to be issued in connection with the acquisition by Teleport of Comcast's indirect equity interest in ETC or the shares to be issued in the CERFnet Acquisition.

         TCG has benefited substantially from its relationships with the Cable Stockholders, which are among the largest cable television companies in the United States. Through such relationships, Teleport has been able to utilize rights- of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing Teleport to achieve significant economies of scale and scope through capital efficiencies in extending its networks in a rapid, efficient and cost-effective manner. Teleport believes that such relationships with the Cable Stockholders have resulted in substantial cost savings in the construction of its fiber optic networks (as compared to the cost of constructing such networks through similar relationships with unrelated third parties).

         In addition to its interest in Teleport, the Telephony Group also includes a 50% partnership interest in Kansas City Fiber Network, L.P. and a 40% partnership interest in NHT Partnership, which are CAPs serving the Kansas City and Buffalo metropolitan areas, respectively.

         TELEPORT'S SERVICES

         Teleport provides its customers with a wide array of local telecommunications services, including basic local exchange telephone services, enhanced switched services, dedicated services, high-speed switched data services and video channel transmission services. Switched voice services offered by Teleport use primarily high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. TCG's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Teleport provides its media industry customers with point-to-point, broadcast-quality video channels for video transmissions between two or more locations, including video link services to all the major television networks as well as to other programmers. Teleport also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services.

         On January 13, 1997, TCG announced that it would acquire CERFnet Services Inc., a provider of Internet-related services to business and corporate clients (including dial-up and dedicated Internet access, Web hosting and co-location services, and Internet training), in exchange for approximately
2.1 million shares of Teleport common stock.

         CUSTOMERS AND MARKETING

         Teleport's customers are principally telecommunications-intensive businesses, long distance carriers and resellers, and wireless communications companies. While Teleport's carrier business has continued to grow, in 1995 end user customers accounted for approximately 62% of Teleport's revenues on a historical basis. During 1995, Teleport's top 10 customers accounted for approximately 57% of TCG's total revenues on a pro forma basis (after giving effect to the TCG Reorganization). AT&T and Sprint each accounted for more than 10% of such revenues, and no customer accounted for 15% or more of such revenues.

         With a direct sales force in each of its markets, TCG targets the large telecommunications-intensive businesses concentrated in the major metropolitan markets served by its networks. Teleport's customers in these markets include financial services firms, media and health care companies, education and governmental institutions and an increasing number of small and medium-sized business customers. In addition, TCG markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.

         TCG also targets long distance carriers and resellers, Internet service providers and wireless telephone companies through its national sales organization. Teleport has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for TCG) with a significant number of the long distance carriers, including eight of the largest. By providing long distance companies a local connection to their customers, Teleport enables them to avoid complete dependence on the ILECs for access and to obtain a high quality, reliable local connection at a savings over the ILECs' charges. The national scope of Teleport's local networks allows it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service. In addition, Teleport has arrangements with other telecommunications providers, including shared tenant services providers, cable television companies and long distance carriers, to resell TCG's services. Teleport believes that it has been and will continue to be one of the largest providers of competitive local access services for long distance carriers.

         THE NETWORKS

         Teleport uses technologies and network architectures which it believes are state-of-the-art to develop a highly reliable infrastructure for delivering high speed, quality digital transmissions of voice, data and video telecommunications. The basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in self-healing rings. These SONET rings give TCG the capability of routing customer traffic simultaneously in both directions around the ring thereby eliminating loss of service in the event of damage to the fiber optic network. Teleport extends SONET rings or point-to-point links from rings to each customer's premises over its own fiber optic cable, unbundled facilities obtained from ILECs, microwave (including 38 GHz milliwave) transmission facilities and other technologies. TCG also installs diverse building entry points where a customer's network security needs require such redundancy. TCG then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

         TCG serves its customers from one or more nodes or hubs strategically positioned throughout its networks. The node houses the transmission and switching equipment needed to interconnect customers with each other, the interexchange carriers and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. Continuous monitoring of system components focuses on proactively avoiding problems rather than just reacting upon failure.

         TCG adds switched voice and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its network nodes and at customer locations. TCG's advanced ISDN-capable digital telephone switches are connected to multiple ILEC and long distance carrier switches to provide TCG's customers access to every telephone in the local market as well as across the country and around the world. Similarly, TCG provides ATM switched and LAN multiplexers at the customer's premises and in its nodes to provide high speed LAN interconnection services.

         Teleport's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, for example, TCG may use various transitional links, such as reselling a portion of the ILEC's network and, where appropriate, using alternative transmission services such as microwave, including 38 GHz milliwave, transmission. Once the new customer's communications volume and product needs are identified, Teleport may build its own fiber optic connection between the customer's premises and its network to accommodate (i) the customer's needs and (ii) Teleport's efforts to maximize return on network investment.

         In February 1996, Teleport acquired a minority investment in BizTel Communications, Inc., which, through a wholly owned subsidiary, Biztel, Inc. ("BizTel"), holds FCC licenses to provide telecommunications service utilizing 38 GHz digital transmission in 156 geographic areas, which have a population of approximately 175 million people, and including more than 80 of the largest 100 metropolitan markets and all markets where TCG operates. BizTel also has 102 licenses pending FCC approval in geographic areas which have a population of an additional 44 million people. The 38 GHz milliwave facilities can be used by TCG to economically connect customers to its networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where Teleport does not have networks.

         In determining which new markets to enter, Teleport carefully analyzes the potential customer base and competitive conditions within the market. Teleport's strategy to enter new markets is to build new facilities, entering into fiber leases and other arrangements with cable television companies and other carriers, acquire existing telecommunications providers and exploit new technologies that have the potential to enhance network expansion (such as the use of microwave radio facilities). Teleport also seeks to utilize relationships with the Cable Stockholders or other cable television operators who have an existing presence in the market and with which Teleport may be able to develop a fiber optic network rapidly and efficiently. As a facilities-based carrier, Teleport utilizes a variety of means to expand geographically, including rights-of-way, easements, poles, ducts and conduits that are available from cable television operators, ILECs, railways and subways, electric, gas and water utilities and municipal, state and federal street and highway authorities. TCG plans to continue making selected acquisitions of existing local telecommunications networks in markets in which it has existing local telecommunications operations or which are geographically proximate to such markets, as well as in markets that are otherwise attractive to TCG.

         COMPETITION

         Teleport faces substantial competition in each of the metropolitan areas it serves or plans to serve from entities that offer services similar to those offered by TCG, including ILECs such as Ameritech Corporation, Bell Atlantic, BellSouth, NYNEX, Pacific Telesis Group, SBC Communications Inc., US WEST and GTE Corporation. Teleport believes that ILECs generally benefit from their long-standing relationships with customers, substantial technical and financial resources and federal and state regulations that could provide them with increased pricing flexibility as competition increases. In addition, in most of the metropolitan areas in which Teleport currently operates, at least one, and sometimes several, other CAPs or CLECs offer substantially similar services and substantially similar prices to those of Teleport. Other CLECs, CAPs, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users may offer services similar to those offered by Teleport.

         Teleport believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their services as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by Teleport for services to those customers or for those routes, just as Teleport may itself underprice those new entrants for other services, customers or routes. If the ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of TCG if it is required by market pressure to price at or below the ILECs' prices. If regulatory decisions permit the ILECs to charge CAPs/CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on Teleport. However, Teleport believes that the negative effects of the 1996 Act may be more than offset by (i) the increased revenues available as a result of being able to address the entire local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in TCG terminating its local exchange traffic on the ILEC's network at little or no net cost to TCG, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CAPs/CLECs instead of ILECS. There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

         In addition, historically, Teleport has been able to build new networks and expand existing networks in a more timely and economical manner than most CAP or CLEC competitors through strategic arrangements such as leasing fiber optic cable from cable operators that already possess rights-of-way and have facilities in place. Teleport intends to use its experience and presence in the telecommunications industry to further develop and expand its existing telecommunications infrastructure.

POSSIBLE ACQUISITION OF RESTEL BUSINESS AND WTCI BUSINESS BY TELEPHONY GROUP

         RESTEL BUSINESS

         Beyond its current investments, TCI Telephony has the right, but not the obligation, to acquire TCI's developmental stage ResTel Business, which provides wireline residential telephony services (i.e., conventional telephone service or POTS and related services) via TCI's cable plant to residential and small business customers in certain of the geographic areas served by TCI's cable television systems. The right to acquire the ResTel Business may be exercised by TCI Telephony in whole or in part (by geographic area) and at any time or from time to time, as applicable, provided that TCI Telephony is at the time of exercise a subsidiary of TCI and TCI is then conducting such business. TCI Telephony is currently in the process of studying the customer acceptance and economic attractiveness of the ResTel Business.

         As part of its evaluation of the customer acceptance and economic attractiveness of the residential telephony opportunity utilizing upgraded cable plant, TCI launched service commercially in Hartford, Connecticut in October 1996 and in Arlington Heights, Illinois on January 14, 1997. TCI is currently testing the provision of residential telephony service over its cable plant in Fremont, California, and anticipates commercially launching the service there in the first quarter of 1997. TCI currently expects that its residential telephony service will be available to 260,000 homes in these three markets in the aggregate by the end of the first quarter of 1997.

         TCI is positioning its product as a high quality, yet lower cost alternative to conventional telephone service provided by the ILEC. In addition, TCI believes that the technology it is deploying in these markets can support more reliable service offerings and more responsive customer service than that of the ILEC. TCI currently expects the residential telephony service, if ultimately rolled out on a large scale basis, would be sold both directly to residential and small business customers as well as indirectly, via wholesale offerings, to other local market entrants.

         The cost per subscriber of the residential telephony business is directly impacted by the penetration rate achieved in a particular market (with the penetration rate being the percentage that the number of subscribers to the service in such market represents of the households technically capable of subscribing to the service). Therefore, a key determinant of whether a residential strategy is deployed will be TCI's evaluation of achievable penetration rate levels.

         The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business, the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable television, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services (such as Internet services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arms'-length negotiation with a third party. It is currently anticipated that if TCI Telephony exercises its right to acquire the ResTel Business, it will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

         If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through external financings, future operations or sales of assets), in funds borrowed from TCI or otherwise through the issuance of debt or preferred equity securities by TCI Telephony to TCI or other potential financing opportunities, provided, that the Board of Directors has determined that the payment of such purchase price will not be made through an increase in the Inter-Group Interest of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price paid by TCI Telephony to acquire such business from the TCI Group and pursuant to its arrangements with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

         WTCI

         TCI Telephony also has the right to acquire TCI's interests in WTCI Business, which provides long-distance transport of video, voice and data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States. Such right may be exercised at any time, provided that TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business, at a price based on the fair market value of such business (as determined by the Board). WTCI's gross revenues for the year ended December 31, 1995 were approximately $32 million, of which approximately $24 million was attributable to wholesale carrier revenues. For the nine months ended September 30, 1996, WTCI's gross revenues were approximately $24 million, of which approximately $19 million was attributable to wholesale carrier revenues.

GOVERNING AGREEMENTS

         THE SPRINT PCS PARTNERSHIP AGREEMENT

         The following sets forth a summary of certain provisions of the Partnership Agreement. The following discussion is qualified in its entirety by reference to the definitive terms and provisions of the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus constitutes a part.

         Capital Contributions

         The Percentage Interest of the applicable subsidiary of each of Sprint, TCI, Comcast and Cox that is a Partner of Sprint PCS is 40%, 30%, 15% and 15%, respectively. Each Partner is required, subject to the limitations described below, to make capital contributions ("Additional Capital Contributions") in cash and, in the case of the Partner that is a subsidiary of Cox, the Cox Contributed Property (consisting of the Omaha MTA PCS license and an undivided fractional interest in the PCS license for the Los Angeles-San Diego MTA that ultimately will be held by Cox- California), in an amount up to its initial Percentage Interest times an amount equal to $4.2 billion plus the agreed upon value of the Cox Contributed Property (together, the "Total Mandatory Contributions").

         The Partnership Board and, under certain circumstances, the Chief Executive Officer, may request that the Partners make Additional Capital Contributions of cash in any fiscal year to fund the needs of the Partnership for the ensuing six months (or for such shorter period as may be determined by the Partnership Board) as such needs are reflected in the applicable annual budget approved by the Partnership Board or as otherwise determined by the Partnership Board, in each case by the affirmative vote of representatives to the Partnership Board of general Partners with 75% or more of the Percentage Interest entitled to vote on such matter. Such contributions, in the aggregate, may not exceed the cumulative amount of Additional Capital Contributions contemplated in the annual budget for such fiscal year, unless otherwise approved by the Partnership Board. In addition, for fiscal 1997, such Additional Capital Contributions shall not exceed approximately $1.57 billion, which represents the product of 150% times the planned capital amount for such fiscal year ($767 million), plus any portion of the planned capital amount for 1996 for which Additional Capital Contributions was not requested ($419 million), unless otherwise approved by a unanimous vote of the Partnership Board. The amount so requested from each Partner by the Partnership Board or the Chief Executive Officer (subject in any event to the approval by the Partnership Board of an annual budget and business plan for such fiscal year), as the case may be, shall be equal to such Partner's pro rata share of such Additional Capital Contribution based upon its initial Percentage Interest.

         No Partner may decline a request that is validly made in accordance with the foregoing provisions to make an Additional Capital Contribution at any time prior to December 31, 1999, except to the extent such Additional Capital Contribution, when added to the aggregate amount of capital contributions made by such Partner prior to the time of such Additional Capital Contribution, exceeds such Partner's share of the Total Mandatory Contributions. After the earlier of (i) December 31, 1999 or (ii) such time as the aggregate amount of contributions made or requested to be made by the Partners first equals or exceeds the Total Mandatory Contributions (the "Cut-Off Time"), such Partner may decline a request for an Additional Capital Contribution during any fiscal year, provided that none of such Partner's Representatives (as defined below) on the Partnership Board voted in favor of the fiscal year's budget calling for such Additional Capital Contribution and none of such Representatives voted in favor of requesting such Additional Capital Contributions. In the event of a shortfall due to a partner declining (a "Declining Partner") to make an Additional Capital Contribution, the Chief Executive Officer will request that those Partners that made their requested Additional Capital Contributions in full make Additional Capital Contributions in an aggregate amount equal to the amount not contributed by the Declining Partner. Each Partner that is willing to fund the shortfall may do so up to 100% of such shortfall and if the amount committed by all Partners agreeing to fund the shortfall exceeds 100%, except as otherwise provided in the following sentence, each such Partner will be entitled to contribute that amount equal to the percentage of the shortfall equal to the ratio that such Partner's Percentage Interest bears to the aggregate Percentage Interests of the Partners electing to find such shortfall. If the Declining Partner is a Cable Partner, and no Cable Partner's Percentage Interest is equal to or greater than Sprint's Percentage Interest, the shortfall first shall be allocated among the Cable Partners that committed to find the shortfall as if Sprint had not so committed, until such time as at least one Cable Partner's Percentage Interest is equal to Sprint's Percentage Interest, after which such shortfall shall be allocated pro rata among all Partners that committed to fund such shortfall in accordance with their respective Percentage Interests.

         If any Partner declines a request for an Additional Capital Contribution relating to the first $800 million of Additional Capital Contributions requested after the Cut-Off Time (a "Second Tranche Call") and the Partnership Board determines that the Partners' aggregate adjusted net equity in the Partnership (i.e., the amount that would be available for distribution to the Partners upon liquidation of Sprint PCS if its assets were sold for their fair market value and its liabilities were paid or discharged in full) is less than the aggregate amount of capital contributions previously made by the Partners, the Partnership Board may elect to convert such Second Tranche Call to a "Premium Call," pursuant to which the Partners, including the Declining Partner, will be given another opportunity to make the Additional Capital Contributions requested pursuant to such Second Tranche Call. If any Partner then declines to make its Additional Capital Contribution, all amounts contributed by the other Partners pursuant to such Second Tranche Call shall be treated as "Premium Dollars," meaning that, for purposes of adjusting the contributing Partners' Percentage Interests, each such dollar will be valued, at an amount equal to (i) one dollar ($1.00) divided by (ii) the quotient of
(x) the aggregate, adjusted net equity of all Partners divided by (y) the sum of all previously made capital contributions and thereby increasing the dilutive impact of the failure to make such Additional Capital Contribution on the Declining Partner's Percentage Interest.

         In the event that any Partner fails to make all or any portion of an Additional Capital Contribution (other than an Additional Capital Contribution that such Partner is entitled to decline to make under the circumstances described above), a penalty will accrue with respect to such unpaid amount at the applicable floating rate from and including the date of the requested Additional Capital Contribution until such unpaid amount and the penalty imposed thereon are paid or until the period during which such Partner (a "Delinquent Partner") may cure its failure to make such Additional Capital Contribution has expired. In the event such Partner fails to make the requested Additional Capital Contribution and to pay the related penalty within ten days after the date such Additional Capital Contribution was due, the Chief Executive Officer will request that each Partner that made its respective Additional Capital Contribution in full make loans to the Partnership in an aggregate amount equal to the amount of the Additional Capital Contribution that such Delinquent Partner failed to make. The amount of the loan that each such Partner shall be entitled to make will be determined in the same manner as described above with respect to the Additional Capital Contributions that the Partners are entitled to make with respect to a shortfall caused by a Declining Partner. Any such Delinquent Partner may cure its default within 90 days from the date of the above-referenced loans by transferring to an account of the Partnership an amount equal to the sum of the unpaid amount and the penalty imposed thereon. The failure of such Delinquent Partner to cure such default would result in such Partner becoming a "Defaulting Partner" and would constitute an Adverse Act (as defined), which would permit the Partnership Board to elect (i) to commence procedures to allow the other Partners to purchase such Defaulting Partner's interest in the Partnership at a discount or
(ii) to cause the Partnership to seek to obtain specific performance of such delinquent Partner's obligations or to sue for money damages.

         A Partner that declines to make an Additional Capital Contribution as permitted by the Partnership Agreement shall not be deemed to be a Delinquent Partner or Defaulting Partner as a result thereof.

         The Percentage Interests of the Partners will be adjusted from time to time to reflect the failure of any Partner to make an Additional Capital Contribution. Percentage Interests will be adjusted as follows: (i) with respect to Additional Capital Contributions requested prior to the time that the aggregate amount of capital contributions made or requested to be made exceeds the Total Mandatory Contributions, Percentage Interests will be adjusted to reflect the aggregate capital contributions made by each Partner relative to the aggregate amount of capital contributions made by all Partners,
(ii) with respect to an Additional Capital Contribution that is converted to a Premium Call, Percentage Interests shall be adjusted based upon the Premium Dollars procedures described above, and (iii) with respect to an Additional Capital Contribution requested after the time that the aggregate amount of capital contributions made or requested to be made exceeds $5 billion, Percentage Interests will be adjusted on a pro rata basis to give effect to each Partner's adjusted net equity in Sprint PCS (taking into account the Additional Capital Contribution made by such Partner in response to the request for Additional Capital Contributions to which such adjustment of Percentage Interests relates).

         In the event that TCI Telephony fails to make an Additional Capital Contribution to Sprint PCS at a time when the adjustment provisions described in clauses (i) or (ii) of the previous paragraph are in effect, TCI Telephony's Percentage Interest will be diluted by a greater amount than TCI Telephony's interest would be diluted were such Additional Capital Contributions valued on the basis of the adjusted net equity of each Partner's interest in Sprint PCS (assuming that such adjusted net equity exceeded the aggregate capital contributions by each applicable Partner to the Partnership).

         Management

         The general Partners of Sprint PCS conduct the business and affairs of Sprint PCS and have all the powers of Sprint PCS except for those specifically reserved to all of the Partners (general and limited) by the Delaware Revised Uniform Limited Partnership Act or the Partnership Agreement. The general Partners conduct such business and exercise such powers through their representatives on the Partnership Board (the "Representatives"). The Partnership Board currently has six voting Representatives, three of whom are currently designated by Sprint and one of whom is currently designated by each of the Cable Partners. The Chief Executive Officer is a non-voting member of the Partnership Board. In the event that the Percentage Interests change, the Partnership Agreement provides for different allocations of Representatives among the Partners and, in certain situations, a change in the size of the Partnership Board, provided, however, that Sprint will be entitled to designate two Representatives as long as its Percentage Interest is at least 20%.

         The Representative or Representatives designated by each general Partner have voting power equal to the voting Percentage Interest of the Partner appointing him or them. The voting Percentage Interest of a Partner is the percentage corresponding to the fraction, the numerator of which is the Percentage Interest of such Partner, and the denominator of which is the Percentage Interest of each Partner that is entitled to designate a Representative to the Partnership Board. Based on TCI Telephony's current Percentage Interest in the Partnership, the TCI Telephony's Representative on the Partnership Board has a 30% voting Percentage Interest. If general Partner designates more than one Representative such Representatives are required to vote the entire voting power held by such general Partner as a single unit. Except for Partners that are controlled affiliates of the same Parent, none of the Partners may enter into any agreements with any other Partner (or its controlled affiliates) regarding the voting of their respective Representatives on the Partnership Board.

         If any Partner becomes an Adverse Partner through, among other things, failure to make a required capital contribution, default, disposition of its partnership interest other than in accordance with the Partnership Agreement or a material breach of a material covenant (or if a Partner otherwise becomes an Exclusive Limited Partner), such Partner shall forfeit the right to designate a member of the Partnership Board, and any existing Representatives of such Partner shall cease to be members of the Partnership Board, subject to the right of such Adverse Partner to regain such right to designate a Representative to the Partnership Board in certain circumstances. See "THE SPRINT PCS PARTNERSHIP AGREEMENT--ADVERSE ACT."

         Except as set forth below, all actions required or permitted to be taken by the Partnership Board must be approved by the affirmative vote of Representatives having voting power of 75% or more of the Percentage Interests entitled to vote on such action (other than those required to abstain pursuant to the terms of the Partnership Agreement) (a "Required Majority Vote"). As a result, except as set forth below and based on TCI Telephony's current voting Percentage Interest, no action may be taken by the Partnership Board without the consent of the TCI Telephony's Representative (other than any action regarding a matter with respect to which TCI Telephony is required to abstain pursuant to the terms of the Partnership Agreement). The decision to convert a Second Tranche Call to a Premium Call and certain related matters require the affirmative vote of a simple majority of the voting Percentage Interests of all Partners whose Representatives are not required to abstain, with the result that, based on TCI Telephony's current voting Percentage Interest, the Partnership Board could take action with respect to such matters regardless of the vote of TCI Telephony's Representative. The unanimous vote of the Partnership Board is required for specified matters including, but not limited to, admission of new Partners or equity holders, actions that would result in voluntary bankruptcy or the dissolution of Sprint PCS or any subsidiary, approval of transactions which would subject Sprint PCS to certain restrictions relating to FCC regulatory oversight, actions relating to the incurrence of indebtedness that is recourse to the Partners, certain acquisitions and dispositions of assets and the approval of a request for withdrawal by a general Partner.

         The unanimous consent of all of the Partners (including Partners that are Exclusive Limited Partners, but excluding Partners required to abstain pursuant to the terms of the Partnership Agreement) is required for the engagement by Sprint PCS in businesses outside those specified in the Partnership Agreement or the conducting of business by Sprint PCS or its subsidiaries in the Philadelphia MTA, the loan or advancement by Sprint PCS or any subsidiary of funds to, or the guarantee of any obligations of, a Partner or any affiliate thereof, the making of any non-pro rata cash or in-kind distributions to a Partner other than in accordance with the terms of the Partnership Agreement, the approval of, amendment, modification or supplement to, procedures relating to the winding up of the affairs of the Sprint PCS and, subject to certain exceptions, the incurrence of any debt for loans made by a Partner or affiliate thereof and any amendment, modification or supplement to the Partnership Agreement. If any such action is not so approved solely due to the failure of one or more Partners who is not entitled to representation on the Partnership Board to consent, the Partnership Agreement provides means by which the consenting Partners may purchase all of such non-consenting Partner's interest.

         The Partnership Board is responsible for appointing the senior management of the Partnership and its subsidiaries and for establishing policies and guidelines for the hiring of employees by the Partnership and its subsidiaries. The Partnership Board may delegate authority to officers, employees, agents and representatives as it deems appropriate and each Representative may authorize by proxy another person to vote for such Representative at a Partnership Board meeting. The Partnership Board has delegated to the Chief Executive Officer the responsibility for appointing the senior management of the Sprint PCS and its subsidiaries.

         The Chief Executive Officer shall submit annually to the Partnership Board, within 90 days of the start of a fiscal year, both a proposed budget for the upcoming fiscal year and a proposed business plan covering such fiscal year and the succeeding four fiscal years. The day-to-day business and operations of the Sprint PCS and its subsidiaries shall be conducted in accordance with the approved business plan and annual budget then in effect and the policies, strategies and standards established by the Partnership Board.

         Deadlocks

         A "Deadlock Event" shall be deemed to have occurred if (i) after failing to approve a proposed budget or proposed business plan for one fiscal year, the Partnership Board has failed to approve a proposed budget or proposed business plan for the next succeeding fiscal year prior to the commencement of such succeeding fiscal year, or (ii) the position of Chief Executive Officer is vacant for a period of more than sixty (60) days after at least two Partners with an aggregate of at least thirty-three percent (33%) of the voting Percentage Interests have proposed a candidate to fill such vacancy.

         Upon the occurrence of a Deadlock Event, the general Partners shall first use their good faith efforts to resolve such matter in a mutually satisfactory manner. If, after such efforts have continued for twenty (20) days, no mutually satisfactory solution has been reached, the general Partners shall resolve the Deadlock Event as provided below:

         (i) The general Partners shall (at the insistence of any of them) refer to the chief executive officers of their respective Parents for resolution.

         (ii) Should the chief executive officers of the Parents fail to resolve the matter within ten (10) days after it is referred to them, each general Partner (or any group of general Partners electing to act together) shall prepare a brief (a "Brief"), which includes a summary of the issue, its proposed resolution of the issue and considerations in support of such proposed resolution, not later than ten (10) days following the failure of the chief executive officers to resolve such dispute, and such Briefs shall be submitted to such reputable and experienced mediation service as is selected by the Partnership Board by Required Majority Vote or, failing such selection, by the Chief Executive Officer (the "Mediator"). During a period of twenty (20) days, the Mediator and the general Partners shall attempt to reach a resolution of the Deadlock Event.

         (iii) In the event that after such twenty (20) day period (or such longer period as the Partnership Board may approve by Required Majority Vote), the general Partners are still unable to reach resolution of the Deadlock Event (such resolution to be evidenced by the requisite vote of the Partnership Board with respect to the underlying matters), the Deadlock Event shall constitute a Liquidating Event unless the Partnership Board determines by Required Majority Vote not to dissolve. See "--THE SPRINT PCS PARTNERSHIP AGREEMENT--Liquidating Events."

         As of January 13, 1997, the Partners had not yet approved an annual budget or business plan for the fiscal year of Sprint PCS that commenced January 1, 1997, although the Partners were continuing to discuss the terms and provisions of such annual budget and business plan and the proposed terms and conditions under which such budget and business plan may be approved. In the event that no budget or business plan for Sprint PCS is approved for the fiscal year that commenced January 1, 1997 and no such budget or business plan for the fiscal year commencing January 1, 1998 is approved by January 1, 1998, a Deadlock Event will be deemed to have occurred under the Partnership Agreement. No assurance can be given that an annual budget or business plan will be approved or that the failure of the Partners to approve such annual budget or business plan, or the possible occurrence of a Deadlock Event, will not cause a material disruption in the business and affairs of Sprint PCS or have a material adverse effect on the business, financial condition or results of operations of Sprint PCS and, accordingly, on the value of TCI Telephony's investment in the PCS Ventures.

         Liquidating Events. Sprint PCS will be dissolved upon the earliest to occur of (i) the sale of all or substantially all of the property of Sprint PCS, (ii) a unanimous vote of the Partnership Board to dissolve, wind up, and liquidate Sprint PCS in accordance with the terms of the Partnership Agreement,
(iii) the failure of the general Partners to resolve a Deadlock Event and (iv) the withdrawal of a general Partner, the assignment by a general Partner of its entire interest or any other event that causes a general Partner to cease to be a general partner under the Partnership Act; provided, that upon the occurrence of the events set forth in clause (iv) above, Sprint PCS will not be dissolved or required to be wound up if (x) at the time of such event there is at least one remaining general Partner, or (y) if there is not at least one remaining general Partner, within 90 days after such event all remaining Partners agree in writing to continue the business of Sprint PCS and to the appointment, effective as of the date of such event, of one or more additional general Partners.

         Upon the occurrence of the events described in clauses (ii), (iii) and
(iv) above, and subject to the satisfaction of certain conditions, the Partnership Agreement provides for buy/sell arrangements pursuant to which a multiple round auction will be conducted whereby the general Partner or group of general Partners that submits the highest bid (on a per 1% Percentage Interest basis) will purchase for cash all of the partnership interests of the other Partners. In the event such procedures fail to cause the sale of such partnership interests in accordance with the buy/sell provisions (including in the event that no general Partner or group of general Partners submits a bid equal to or greater than the aggregate adjusted net equity of the other Partners' partnership interests (on a per 1% Percentage Interest basis)), the Partnership Board shall be responsible for overseeing the dissolution and winding up of Sprint PCS, shall cause Sprint PCS's property to be liquidated and shall apply and distribute the proceeds therefrom in accordance with the terms of the Partnership Agreement.

         Restrictions on Transfer of Interests. The Partnership Agreement generally restricts any transfer or other disposition of an interest in Sprint PCS, whether directly or indirectly (including in a transaction as a result of which a Partner ceases to be a subsidiary of its Parent), except as otherwise permitted by the Partnership Agreement. Subject to certain restrictions, a Partner may at any time transfer all or a portion of its interest (i) to any controlled affiliate of such Partner, (ii) in connection with a Permitted Transaction (as defined herein) involving such Partner, (iii) to the administrator or trustee of such Partner to whom such interest is transferred in an involuntary bankruptcy, (iv) pursuant to and in compliance with certain sections of the Partnership Agreement, including sections relating to Adverse Acts, rights of first refusal, tag-along rights and rights of first offer and registration rights and buy-sell arrangements, and (v) with the prior written consent of the other Partners.

         "Permitted Transaction" with respect to a Partner means a transaction or series of related transactions in which (i) such Partner ceases to be a subsidiary of its Parent or such Partner transfers its partnership interest to a Person that is not a controlled affiliate of such Partner and (ii) the new corporate parent of such Partner or the corporate parent of the transferee of such Partner's partnership interest after giving effect to such transaction, or the last transaction in a series of related transactions, owns, directly and indirectly through its controlled affiliates, all or a Substantial Portion of the cable television system assets (in the case of a Cable Partner) or long distance telecommunications business assets (in the case of Sprint) owned by the Parent of such Partner, directly and indirectly through its controlled affiliates, immediately prior to the commencement of such transaction or series or transactions. A "Substantial Portion" means (x) in the case of a Cable Partner, cable television systems serving 75% or more of the aggregate number of basic subscribers served by cable television systems in the United States of America (including its territories and possessions other than Puerto Rico) owned by the Parent of such Cable Partner, directly and indirectly through its controlled affiliates, and (y) in the case of Sprint, long distance telecommunications business assets serving 75% or more of the aggregate number of customers served by the long distance telecommunications business in the United States of America (including its territories and possessions other than Puerto Rico) owned by the Parent of Sprint, directly and indirectly through its controlled affiliates.

         After March 1, 2000, a Partner may transfer all or any portion of its partnership interest to a person that is not a controlled affiliate of such Partner (a "Purchaser") provided that such Partner first offers to sell such partnership interest or portion thereof to the other Partners and provided that such transfer would not constitute an Adverse Act. If such Purchaser, together with its controlled affiliates, after any such transfer (including an indirect transfer resulting in a Partner becoming a controlled affiliate of such Purchaser) would own more than 55% of the Percentage Interests, then the transfer will not be permitted unless such Purchaser offers to purchase the entire interest of any other Partner wishing to sell its interest at a price equal to the price paid by such Purchaser to such Partner in such transfer (or the adjusted net equity of such other Partner(s) in the case of an indirect transfer).

         Competitive Activities

         Subject to certain exceptions, the Partnership Agreement restricts any Partner and its controlled affiliates from bidding on, acquiring or, directly or indirectly, owning, managing, operating, joining, controlling or financing, or participating in the management, operation, control or financing of, or being connected as a principal, agent, representative, consultant, beneficial owner of an interest in any person or entity, or otherwise with, or use or permit its name to be used in connection with, any Wireless Business that engages in the bidding for or acquisition of any Wireless Business license or engages in any Wireless Business or provides, offers, promotes or brands Wireless Exclusive Services. Unless approved by a unanimous vote of the Partners and subject to certain provisions, (i) within the Philadelphia MTA, Sprint PCS is prohibited from engaging in any of the activities listed in the preceding sentence, including bidding for or acquiring any PCS licenses and (ii) no Partner or its controlled affiliate shall bid in a PCS auction for any Wireless Business license, and at no time may any Partner bid for or acquire a Wireless Business license if such bid or acquisition would violate or cause Sprint PCS or the other Partners to violate any rules of the FCC.

         In addition to certain other exceptions and subject to certain limitations set forth therein, pursuant to the Partnership Agreement a Partner or its controlled affiliate may engage in a Wireless Business notwithstanding the foregoing restrictions if such Partner first offers to Sprint PCS the opportunity to engage in such Wireless Business in lieu of such Partner in accordance with the required procedures set forth in the Partnership Agreement. Subject to such provisions, TCI may in the future be presented with certain opportunities to make investments in other PCS service providers or other entities engaged in the wireless telecommunications business or to otherwise engage in the wireless telecommunications business in competition with TCI Telephony and/or Sprint PCS, although TCI currently expects that such future opportunities would be allocated to the Telephony Group.

         Sprint PCS shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages or posting any bond or other security, to prevent any breach of the foregoing restrictions on Competitive Activities, which rights shall be cumulative and in addition to any other rights or remedies to which the Sprint PCS may be entitled.

         Pursuant to an agreement with Sprint (the "Parents Agreement"), the ability of TCI and its controlled affiliates (including TCI Telephony) to offer or promote, act as a sales agent for, or package certain of its cable television services with, certain local or long distance telephony services offered under the brand of certain ILECs and inter-exchange carriers (such as AT&T) other than Sprint is restricted. Such agreement also limits the ability of TCI and its controlled affiliates (including TCI Telephony) to make its cable plant available to such ILECs and inter- exchange carriers for the provision of local telephony services on an exclusive basis without making such facilities similarly available to Sprint on comparable terms. Such agreement has a five year term that commenced January 31, 1996; however, under certain circumstances such agreement may terminate on January 31, 1999. Each of Comcast and Cox has also entered in a form of Parents Agreement with Sprint containing equivalent restrictions.

         Adverse Act

         Definition. Under the Partnership Agreement, the term "Adverse Act" means, with respect to any Partner, any of the following:

         (i)     such Partner becomes a Defaulting Partner;

         (ii) such Partner disposes of all or any part of its Interest in Sprint PCS except as required or permitted by the Partnership Agreement;

         (iii) subject to certain exceptions, such Partner has committed a material breach of any material covenant contained in the Partnership Agreement or a material default on any material obligation provided for in the Partnership Agreement and such breach or default continues for thirty (30) days;

         (iv) The bankruptcy of such Partner or the occurrence of any other event which would permit a trustee or receiver to acquire control of the affairs or assets of such Partner;

         (v) subject to certain exceptions, such Partner ceases to be a subsidiary of its Parent without the unanimous written consent of the other General Partners (other than in connection with a Permitted Transaction);

         (vi) Such Partner has become an "affiliate" (as defined in the Partnership Agreement) of certain interexchange telecommunications carriers;

         (vii) The occurrence of any certain events with respect to such Partner (A) that causes such Partner or the Partnership or any of its subsidiaries to become a "BOC" or (B) that causes Sprint PCS or any of its subsidiaries to become a "Bell Operating Company Affiliated Enterprise" or an entity subject to any restriction or limitation under Section II of the "Modified Final Judgment"; or

         (viii) Such Partner otherwise causes a dissolution of Sprint PCS in contravention of the terms of the Partnership Agreement (other than solely by reason of the bankruptcy of such Partner).

         Remedies.   Subject to certain limitations, if an Adverse Act has
occurred with respect to any Partner, (x) in the case of an Adverse Act specified in clause (vii) of the definition of such term, any general Partner may elect or (y) in the case of any other Adverse Act, the Partnership Board (with the Representatives of the affected Partner abstaining) may elect (i) to cause Sprint PCS to commence the procedures specified for the purchase of the Adverse Partner's interest in the Sprint PCS Partnerships at a discount (which purchase price in the case of a Defaulting Partner would be the lesser of 90% of the net equity of the interest of the applicable Partner and 80% of such Partner's capital contributions (less any prior distributions to such Partner)); or (ii) to cause Sprint PCS to seek to enjoin such Adverse Act or to obtain specific performance of the Adverse Partner's obligations or damages in respect of such Adverse Act. Subject to certain exceptions, the failure to elect to pursue one of the available remedies with respect to an Adverse Act within the time period specified in the Partnership Agreement will constitute a waiver of such remedies with respect to such Adverse Act.

         Business Relationships with Partners

         The Partnership Agreement provides that the marketing channels of Sprint PCS will include each of the Partners and certain of their affiliates. Each of the Partners will be non-exclusive sales agents for Sprint PCS's services and Sprint PCS will be a non-exclusive sales agent for those services Sprint and the Cable Parents make available to Sprint PCS. Any commissions payable as a result of the sales agency relationships between and among Sprint PCS and the Partners are required to be no less favorable to the agent than those for comparable agency arrangements with third parties. Subject to certain exceptions, Sprint PCS's services will be offered, promoted and packaged solely under the Sprint trademark and the logo used in connection therewith. Other than the restrictions described above relating to Wireless Exclusive Services, nothing in the Partnership Agreement precludes or prohibits the Partners and their affiliates from marketing, selling or distributing their own products and services.

         The Partnership Agreement provides that each Partner and its controlled affiliates and Sprint PCS (each a "Restricted Party"), shall cause their respective officers and directors (in their capacity as such) to, and shall take all reasonable measures to cause their respective employees, attorneys, accountants, consultants and other agents and advisors (collectively, and together with their respective officers and directors, "Agents") to, keep secret and maintain in confidence all confidential and proprietary information and data of Sprint PCS and the other Partners or their affiliates disclosed to it (in each case, a "Receiving Party") in connection with the formation of Sprint PCS and the conduct of Sprint PCS's business (the "Confidential Information") and shall not, shall cause their respective officers and directors not to, and shall take all reasonable measures to cause their respective other Agents not to, disclose Confidential Information to any person other than the Partners, their controlled affiliates and their respective Agents that need to know such Confidential Information, or Sprint PCS. Each Partner has also agreed that it shall not use the Confidential Information for any purpose other than monitoring and evaluating its investment, determining and performing its obligations and exercising its rights under the Partnership Agreement. Sprint PCS and each Partner have also agreed to take all reasonable measures necessary to prevent any unauthorized disclosure of the Confidential Information by any of their respective controlled affiliates or any of their respective Agents. The measures taken by a Restricted Party to protect Confidential Information shall not be deemed unreasonable if the measures taken are at least as strong as the measures taken by the disclosing party to protect such Confidential Information. Subject to such confidentiality restrictions, Sprint PCS and its subsidiaries shall grant each Partner and its controlled affiliates access to technical information of Sprint PCS and its subsidiaries.

         Subject to certain conditions, including without limitation, unanimous approval of appropriate procedures, the Partnership Board may elect from time to time to provide rights of first opportunity to provide various services to Sprint PCS to various Partners or their affiliates. Pursuant to the Partnership Agreement, each Partner has agreed to provide certain services to Sprint PCS in connection with the operation of the network, including antenna sites and/or strand mounting of RF and transmission equipment, transmission facilities between cell sites and designated switching locations and provision of primary power, standby power and maintenance. The provisions of any such services by Comcast within the Philadelphia MTA and certain surrounding areas in Pennsylvania, New Jersey, Delaware and Maryland is not required.

         The Partnership Agreement also provides that the Partners and Sprint PCS will coordinate, to the extent permitted by law and as is commercially reasonable, their respective buying efforts from third party vendors.

Interested Party Transactions

         Pursuant to the Partnership Agreement, any contract, agreement, relationship or transaction between Sprint PCS or any of its subsidiaries, on the one hand, and any Partner or any person in which a Partner (or any of its Controlled Affiliates) has a direct or indirect material financial interest (other than Sprint PCS, PhillieCo and their respective subsidiaries) or which has a direct or indirect material financial interest in such Partner, on the other hand (an "Interested Person"), shall be approved and all decisions with respect thereto must be made (after full disclosure by the interested Partner of all material facts relating to such matter) by the Partnership Board (with the Representatives of the interested Partner(s) being absent from the deliberations and abstaining from the vote with respect thereto) by the requisite affirmative vote of the Representatives of the disinterested General Partners. For purposes of the foregoing, a disinterested General Partner is a General Partner that is not a party to, and does not have an Interested Person that is a party to, the contract, agreement, relationship or transaction in question.

         Certain Additional Covenants

         Each Cable Partner has agreed that for so long as such Cable Partner is a Partner during the term of the Parents Agreement to which the Parent of such Cable Partner is a party, neither it nor any of its controlled affiliates will engage in any transaction or series of related transactions, other than a Permitted Transaction, in which cable television system assets owned, directly or indirectly, by the Parent of such Partner are transferred if, after giving effect to such transaction or the last transaction in such series of related transactions, the number of basic subscribers served by the cable television systems in the United States of America (including its territories and possessions other than Puerto Rico) owned by the Parent of such Partner, directly and indirectly through its controlled affiliates, is equal to twenty-five per cent (25%) or less of the number of basic subscribers served by the cable television systems in the United States of America (including its territories and possessions other than Puerto Rico) owned by the Parent of such Partner, directly and indirectly through its controlled affiliates, before giving effect to such transaction or the first transaction in such series of related transactions.

         Sprint has also agreed for so long as Sprint is a Partner during the term of any Parents Agreement, neither it nor any of its controlled affiliates will engage in any transaction or series of related transactions, other than a Permitted Transaction, in which long distance telecommunications business assets owned directly or indirectly by Sprint are transferred if, after giving effect to such transaction or the last transaction in such series of related transactions, the number of customers served by the long distance telecommunications business in the United States of America (including its territories and possessions other than Puerto Rico) owned by Sprint, directly and indirectly through its controlled affiliates, is equal to twenty-five percent (25%) or less of the number of customers served by the long distance telecommunications business in the United States of America (including its territories and possessions other than Puerto Rico) owned by Sprint, directly or indirectly through its Controlled Affiliates, before giving effect to such transaction or the first transaction in such series of related transactions.

         Termination of Status as General Partner. A general Partner will cease to be a general Partner (and, in the case of an event described in (iii) or (iv) below, will become an "Exclusive Limited Partner") upon (i) the permitted transfer of such Partner's entire interest as a Partner, (ii) the unanimous vote of the Partnership Board approving a request by such general Partner to withdraw, (iii) any Adverse Act with respect to such Partner or (iv) such Partner's failure to satisfy an 8% minimum ownership requirement.

         An Exclusive Limited Partner does not have any right or power to take part in the management or control of Sprint PCS or its business and affairs or to act for or bind Sprint PCS in any way. The Exclusive Limited Partners shall have the right to vote only on the matters specifically reserved for the vote or approval of Partners (including the Exclusive Limited Partners) set forth in the Partnership Agreement.

         Conversion to Corporate Form

         In the event that the Partnership Board determines by a Required Majority Vote that it is desirable or helpful for the business of Sprint PCS to be conducted in a corporate rather than in a partnership form (for the purposes of conducting a public offering or otherwise), the Partnership Board will cause Sprint PCS to incorporate in Delaware. In connection with any incorporation of Sprint PCS pursuant to the preceding sentence, the Partners will receive, in exchange for their interests in the Sprint PCS Partnerships shares of capital stock of such corporation having the same relative economic interests (defined in terms of net equity) and other rights as such Partners hold at such time in Sprint PCS as set forth in the Partnership Agreement. The relative number of representatives on the board of directors of such corporation and relative voting power of the outstanding equity interests of such corporation of each general Partner shall be as nearly as practicable in proportion to the relative voting Percentage Interests of the general Partners immediately prior to such incorporation. At the time of such conversion, the Partners will enter into a stockholders' agreement providing for (i) rights of first refusal and other restrictions on transfer equivalent to those set forth in the Partnership Agreement, provided that (x) the restrictions on transfer shall not apply, following the initial public offering by the corporate successor to the Sprint PCS Partnerships, to sales in broadly disseminated public offerings or sales in accordance with Rule 144 under the Securities Act or Rule 145 under the Securities Act (in accordance with the applicable provisions of Rule 144) (or any successor to either of such Rules), in a transaction that satisfies the manner of sale requirements of Rule 144 or Rule 145 (whether not applicable to such sale) and (y) the "tag-along" rights described above shall not apply following such conversion to corporate form, and (ii) an agreement to vote all shares of capital stock held by them with respect to the election of directors of the corporation so as to duplicate as closely as possible the management structure of Sprint PCS.

         Upon conversion to corporate form, the corporate successor to Sprint PCS shall grant to each of the Partners preemptive rights with respect to certain additional issuances of equity securities by such corporate successor (subject to exceptions set forth in the Partnership Agreement) and certain rights to require such successor to register under the Securities Act the shares of capital stock received by the Partners in exchange for their Interests. Such registration rights shall be as approved by a Required Majority Vote of the Partnership Board.

         After August 1, 2003, each Partner has the right to cause Sprint PCS to convert to corporate form pursuant to the provisions described above if it has determined to sell all or a portion of the stock it would receive for its interest in Sprint PCS upon such conversion and the other Partners do not elect to purchase such interest for its appraised value in accordance with the applicable provisions of the Partnership Agreement.

         TELEPORT STOCKHOLDERS AGREEMENT

         Subsidiaries of TCI, Cox, Comcast and Continental are parties to the Stockholders Agreement with Teleport which provides for, among other things, the corporate governance of Teleport, certain registration rights and certain transfer restrictions relating to sales and conversions of shares of Teleport Class B Stock. The Stockholders Agreement provides that at each annual meeting of Teleport's stockholders at which directors are elected, the holders of the Teleport Class B Stock will vote their shares in favor of nominees for director to be designated as follows: (i) the holders of Teleport Class B Stock will designate ten nominees (with the right of a holder of Teleport Class B Stock to designate one or more nominees depending on the percentage of the Teleport Class B Stock held by it), (ii) the Board of Directors of Teleport will designate by unanimous consent the Chief Executive Officer of Teleport as a nominee and (iii) the Board of Directors with the unanimous approval of the holders of Teleport Class B Stock that have the right to designate nominees for director shall designate two individuals who are neither employed by nor affiliated with TCG or any holder of Teleport Class B Stock as nominees for director. Under the Stockholders Agreement, a holder of Teleport Class B Stock generally is entitled to designate one director nominee for each 9% of the outstanding shares of Teleport Class B Stock held by it and its affiliates. As a result of its merger with US WEST, the ability of Continental (or its successor) to designate any directors is limited in accordance with the terms of the Stockholders Agreement. Pursuant to the Stockholders Agreement, TCI Telephony is currently entitled to designate four directors for election to the Board of Directors of Teleport.

         The Stockholders Agreement prohibits any transfer of Teleport Class B Stock held by the parties thereto, unless expressly permitted under the terms thereof. Parties to the Stockholders Agreement have certain rights of first offer and rights of first refusal thereunder with respect to proposed sales of the Teleport Class B Stock.

         Each holder of Teleport Class B Stock has the right to sell all or a part of its Teleport Class B Stock upon receiving a bona fide offer from an unaffiliated third party, subject to giving notice to the other holders of Teleport Class B Stock who have designated at least one director, which notice shall contain an offer to sell such stock to such other holders of Teleport Class B Stock on the terms and conditions set forth in the offer from the third party. Subject to certain limitations, the non-selling holders of Teleport Class B Stock have the right to purchase pro rata all, but not less than all, of the Teleport Class B Stock offered. If the non-selling holders of Teleport Class B Stock do not purchase all of the Teleport Class B Stock offered, the offering holders of Teleport Class B Stock may sell the Teleport Class B Stock to the third party on the terms contained in the offer made to the other holders of Teleport Class B Stock. However, unless the amount of Teleport Class B Stock is sufficient to entitle the transferee to designate a nominee for director under the Stockholders Agreement (i.e., the total percentage of Teleport Class B Stock that would be held by the transferee and certain of its affiliates is at least nine percent) and the transferee agrees to become a party to the Stockholders Agreement, any Teleport Class B Stock included in the stock being sold must be converted to Teleport Class A Stock prior to such transfer.

         If any party desires to convert Teleport Class B Stock to Teleport Class A Stock, it must first offer that stock to the other holders of Teleport Class B Stock who have designated at least one director. If such other holders do not elect to buy such stock, then such stock can be converted to Class A Common Stock and sold by the selling stockholder free of restrictions under the Stockholders Agreement.

         Under the terms of the proposed Final Judgment, US WEST is required to divest a portion of Continental's interest in TCG sufficient to cause it to own less than 10% of the outstanding shares of TCG common stock on or before June 30, 1997, and to divest any remaining portion of its interest in TCG on or before December 31, 1998. Such divestiture will be subject to the right of first offer provisions of the Stockholders Agreement described above.

         The parties to the Stockholders Agreement will have demand registration rights on the following terms: (i) such parties collectively will have the right to make one demand per year (with any such party having the right to make such demand), (ii) the amount which can be sold pursuant to any demand may be limited if the managing underwriter selected by Teleport with the approval of the party to the Stockholders Agreement that has included the largest number of shares in the registration advises Teleport that marketing factors require a limitation of the number of shares to be underwritten and (iii) if the amount determined pursuant to clause (ii) is less than the aggregate amount which such parties want to sell in such offering, each such party will have the right to sell its pro rata portion of the maximum amount; provided, however, that during the period ending January 3, 2000, Continental will have a priority claim in specified percentages of the amount specified in clause (ii) above and the balance will be split proportionately among the other stockholders which are a party to the Stockholders Agreement. The parties to the Stockholders Agreement participating in the registration must reimburse Teleport for its out-of-pocket expenses incurred in connection with any such demand registration.

         TCI, Cox, Comcast and Continental currently own 37.2%, 29.8%, 19.5% and 13.5%, respectively, of the outstanding Teleport Class B Stock.

         The Stockholders Agreement will terminate when the aggregate voting power of the Teleport Class B Stock represents less than 30% of the aggregate voting power of all outstanding common stock of Teleport.

GOVERNMENT REGULATION

         PCS INVESTMENTS

         The wireless PCS activities of the PCS Ventures are subject to regulation at the federal and, in certain respects, at the state and local level. The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States under the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "Communications Act"). Pursuant to the Communications Act, the FCC has promulgated a series of rules, regulations and policies to (i) grant or deny licenses for PCS frequencies, (ii) grant or deny PCS license renewals, (iii) rule on assignments and/or transfers of control of PCS licenses, (iv) govern the interconnection of PCS networks with other wireless and wireline carriers, (v) impose fines and forfeitures for violations of any of the FCC's rules and (vi) regulate the technical standards of PCS networks.

         Federal Regulation

         PCS Licensing. The FCC has established service areas for PCS throughout the United States and its possessions and territories based upon the Rand McNally market definition of 51 MTAs and 493 smaller BTAs. At least two BTAs are contained within each MTA.

         The FCC has allocated 120 MHz of radio spectrum in the 1850 to 1990 MHz band, divided into six separate spectrum blocks, for licensed broadband PCS services. The A and B Blocks are 30 MHz each and are allocated to the 51 MTAs. The FCC sponsored auctions for the A and B Blocks that ended in March 1995, and the FCC granted the A and B Block licenses in June 1995.

         The remaining blocks, C (30 MHz), D (10 MHz), E (10 MHz), and F (10
MHz), are allocated to the 493 BTAs. The C Block auctions ended on May 6, 1996. Sprint PCS did not participate in the C Block auctions or the ongoing F Block auctions, as these licenses are available only to small businesses and other designated entities. Sprint is currently participating in the FCC's ongoing D and E Block auctions and is actively bidding on licenses for markets where Sprint PCS does not currently have license coverage.

         Eventually, a PCS license will be awarded for each block in every MTA or BTA for a total of more than 2,000 licenses. The licenses in each block collectively cover the United States and its territories. Therefore, any one location may have up to six PCS service providers who own a license to serve that location, in addition to the two incumbent cellular license holders. It is expected that some or all of the PCS license holders who offer services will be in competition with Sprint PCS.

         In November 1996, in response to Congressional directives, the FCC proposed to create a new wireless communications service in the 2.3 GHz band that would allow licensees to provide a broad range of wireless services, potentially including PCS services. The FCC proposes to award these licenses through competitive bidding. The FCC is currently in the process of reviewing comments in response to its proposal.

         The FCC recently revised its rules regarding spectrum aggregation limits that may affect PCS licensees. The FCC currently prohibits a single entity from having a combined attributable interest (20% or greater interest in any license) in broadband PCS, cellular and SMR licenses totaling more than 45 MHz in any geographic area with significant overlap (i.e., 10 percent or more). Certain of the commenters in the FCC's 2.3 GHz proceeding have proposed that the current 45 MHz CMRS spectrum cap should be relaxed or eliminated.

         Pioneer's Preference Program. Sprint PCS has a non-controlling equity interest in APC, one of three recipients of an FCC broadband PCS Pioneer's Preference license ("Pioneer's Preference") which effectively reduces the cost of a license by awarding it outside of the auction process. Sprint PCS has also acquired a 49% interest in Cox-California, which will hold a broadband PCS Pioneer's Preference license awarded to Cox. Following several parties' unsuccessful legal challenges in the United States Court of Appeals for the District of Columbia Circuit to the FCC's awards of Pioneer's Preferences, the FCC in March 1996 ruled that the Pioneer's Preference licensees must begin making installment payments on their licenses. The FCC has determined that Cox and APC, who were not required to participate in the PCS auctions, nonetheless must pay, respectively, approximately $252 million, plus interest, for the Los Angeles-San Diego MTA license and approximately $102 million, plus interest, for the Washington, Baltimore MTA license over a five-year period.

         Transfers and Assignments of PCS Licenses. Pursuant to the Communications Act, the FCC must give prior approval to the assignment or transfer of control of a PCS license. In addition, the FCC has established transfer disclosure requirements that require licensees that assign or transfer control of a PCS license within the first three years to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the applicant would receive in return for the transfer or assignment of the license. Additional restrictions apply to transfers of C and F Block PCS licenses. Non-controlling interests in an entity that holds a PCS license or PCS networks generally may be bought or sold without prior FCC approval.

         Foreign Ownership Restrictions. The Communications Act restricts foreign investment in and ownership of certain FCC radio licensees, including PCS licensees. Non-United States citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own more than 20% of a common carrier PCS licensee directly or more than 25% of the parent of a common carrier PCS licensee. If it would serve the public interest, the FCC has the authority to permit the parent of the licensee to exceed the 25% limit. However, the FCC lacks the authority to permit a licensee itself to exceed the 20% limit on foreign ownership. If an entity fails to comply with the foreign ownership requirements, the FCC may order the entity to divest alien ownership to bring the entity into compliance with the Communications Act. Other potential sanctions include fines, a denial of renewal or revocation of the license.

         Conditions on PCS Licenses. All PCS licenses are granted for 10-year terms conditioned upon timely compliance with the FCC's buildout requirements. Pursuant to the FCC's buildout requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their service area(s) within five years of their initial license grant(s) and to two-thirds of the population within 10 years. Holders of 10 MHz PCS licenses in the D, E, and F Blocks must provide coverage to one-quarter of the population in their licensed area (or make a showing of "substantial service" in their licensed area) within five years of their initial license grant. Licensees that fail to meet the buildout requirements may be subject to license forfeiture. Rule violations could result in license revocations, forfeitures or fines.

         PCS License Renewal. PCS licensees can renew their licenses for an additional 10 years. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has: (i) provided "substantial" service during its license term; and (ii) substantially complied with all applicable FCC rules and policies as well as the Communications Act. The FCC's rules define "substantial" service as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

         FCC Relocation Requirements. The spectrum allocated by the FCC for PCS services is now occupied by existing microwave facilities. PCS licensees must relocate such incumbent microwave facilities operating on the same frequencies to avoid interference problems. The FCC's rules require the PCS licensee to provide the microwave licensee with comparable facilities at the PCS licensee's own expense and to ensure the facilities are "equal to or superior to existing facilities." In order to encourage parties to negotiate relocation agreements, the FCC's rules require, for existing licensees other than public safety agencies, a two-year voluntary negotiation period followed by a one-year mandatory negotiation period if voluntary negotiations fail. Separate negotiation periods are applicable to public safety agencies, which are entities dedicating a majority of their communications systems for police, fire or emergency medical services operations involving safety of life and property. The FCC's rules require public safety agencies to undertake a three-year voluntary negotiation period followed by a two-year mandatory negotiation period, if necessary. If an agreement is not reached, the incumbent microwave licensee may be involuntarily relocated provided that the PCS licensee pays for comparable facilities. The FCC recently revised its microwave relocation rules to clarify permissible relocation costs that must be assumed by PCS licensees during the mandatory period and to implement new procedures for the sharing of relocation costs where the relocation of private microwave facilities benefits multiple broadband PCS licensees. The FCC currently is considering comments submitted in response to an April 1996 Further Notice of Proposed Rulemaking addressing various relocation issues, including whether the Commission should shorten relevant voluntary negotiation periods by one year and lengthen mandatory negotiation periods by one year for PCS licensees in Blocks C through F.

         The Telecommunications Act of 1996. As noted earlier, the 1996 Act is designed to create a procompetitive, deregulatory national policy to accelerate competitive development of telecommunications offerings, expand the availability of telecommunications services to all segments of the public and streamline regulation of the telecommunications industry by removing regulatory burdens. A number of specific provisions of the 1996 Act are expected to affect PCS service providers.

         LEC/PCS Interconnection. Under the 1996 Act both the FCC and state PUCs regulate the terms of interconnection between broadband PCS networks and the networks of local exchange carriers. The FCC recently issued new interconnection rules that generally require symmetrical reciprocal rates for the transport and termination of local telecommunications traffic between a PCS network and a local exchange carrier's network, i.e., the PCS provider and local exchange carrier pay each other the same rate for transporting and terminating local traffic that originates on the other's network. Under the new rules, interconnection agreements negotiated between PCS providers and local exchange carriers will be subject to state PUC approval. Local exchange carrier rates for transport and termination of local traffic can be set on the basis of (1) forward looking economic costs; (2) interim default proxies until cost studies can be completed, set at no less than 0.2 ($0.002) and not more than 0.4 ($0.004) cents a minute for end-office termination of local telecommunications calls (the default ceiling for tandem switching is $0.0015 per minute, plus applicable charges for transport from the tandem switch to the end office); or (3) bill-and-keep arrangements that allow the two carriers to terminate each other's calls without charge. Bill-and-keep arrangements require that local traffic is roughly balanced between the two networks and that the PCS carrier has not shown that its costs exceed those of the local exchange carrier's rates for transport and termination for local calls. Interconnection agreements negotiated between PCS providers and local exchange carriers are subject to state PUC approval.

         The FCC order adopting the new rules is the subject of petitions for review which are currently pending before the U.S. Court of Appeals for the Eighth Circuit. In October 1996, the Court of Appeals issued an order staying the pricing rules adopted by the FCC in its order, pending a final decision on the pending appeals. Subsequently, the Court of Appeals issued an order lifting its stay to allow implementation of certain of the FCC rules (i) providing for reciprocal compensation for the transport and termination of local telecommunications traffic between LECs and other carriers, including wireless PCS providers, (ii) barring LECs from charging other carriers, including PCS providers, for terminating LEC-originated traffic, and (iii) allowing CMRS providers to renegotiate without penalty pre-existing interconnection agreements that do not provide for reciprocal compensation. Implementation of the FCC pricing rules which remain subject to the Court of Appeals stay order has been suspended until the Eighth Circuit rules on the merits of the pending appeals.

         PCS Provider Interconnection Obligations. Under the 1996 Act, all telecommunications carriers, likely including broadband PCS providers, must interconnect with other carriers, at least indirectly. The 1996 Act also imposes a detailed list of obligations upon LECs including resale, number portability, dialing parity, access to poles, ducts, conduits, and rights-of-way and reciprocal compensation. Providers of CMRS, including PCS, are not considered LECs under the 1996 Act, except to the extent that the FCC finds that such classification is appropriate. To date, the FCC has refrained from classifying CMRS providers as LECs for purposes of interconnection.

         Review of Universal Service Requirements. Although the 1996 Act contemplates that all telecommunications carriers providers will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, the FCC is authorized to exempt carriers if their contribution would be de minimis. In November 1996, the Federal-State Joint Board released its recommendations concerning implementation of the universal service provisions of the 1996 Act. The Joint Board has recommended that all providers of interstate telecommunications services, including wireless services, shall be required to contribute to the support of federal universal service programs, and that any telecommunications carrier, including cellular or PCS providers, that meets the criteria for eligibility established in the 1996 Act, should be eligible to receive universal service support. The FCC is currently in the process of reviewing public comments addressing the Joint Board's recommendations. The FCC is required to adopt final rules implementing the universal service provisions of the 1996 Act on or before May 8, 1997.

         Wireless Facilities Siting. Under the 1996 Act, states and localities cannot regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of such services. In addition, so long as a wireless system complies with the FCC's rules, the 1996 Act prohibits states and localities from using environmental effects as a basis to regulate the placement, construction or operation of wireless facilities.

         Equal Access. Under the 1996 Act, wireless providers are not required to provide equal access to common carriers for toll services. However, the FCC is authorized to require unblocked access to toll carriers under appropriate circumstances. To date, the FCC has not exercised this authority.

         Disabled Access. In addition, the 1996 Act requires all telecommunications carriers to ensure that their services are accessible to and useable by persons with disabilities, if readily achievable. Pursuant to
Section 255 of the 1996 Act, the FCC is to work with the Architectural and Transportation Barriers Compliance Board ("Access Board"), which is required within 18 months of enactment (i.e., by August 8, 1997) to develop guidelines for accessibility of telecommunications equipment and customer premises equipment in conjunction with the Commission. In September 1996, the FCC issued a Notice of Inquiry inviting comments addressing jurisdictional and definitional issues, as well as implementation and enforcement issues, with respect to the statutory obligations imposed on telecommunications services providers and manufacturers under Section 255. The Commission's notice seeks to develop a record to assist the Access Board in the development of equipment accessibility guidelines, and also requests comments on related service accessibility issues.

         Other FCC Requirements. In June 1996, the FCC adopted rules prohibiting broadband PCS providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations will automatically expire five years after the FCC has concluded its initial round of licensing of currently allocated broadband PCS spectrum. The FCC is expected to conclude its initial licensing round by early 1997. The FCC currently is considering whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities.

         The FCC recently extended an existing rule to require broadband PCS and other CMRS providers to provide "manual" roaming service that allows customers of one wireless provider to obtain service while roaming in another wireless provider's service area. Such customers must first establish a service relationship with the host system, by, for example, supplying a valid credit card number to the host system. In addition, the FCC is considering whether broadband PCS and other CMRS providers should be required also to offer "automatic" roaming agreements on a non- discriminatory basis that would allow customers to roam by simply turning on their handsets in a host market.

         In June 1996, the FCC adopted rules permitting broadband PCS networks and other CMRS providers to provide wireless local loop and other fixed services that would compete directly with the wireline services of LECs. The FCC currently is considering comments submitted in response to a Further Notice of Proposed Rulemaking, addressing the proper regulatory classification of these fixed use offerings. In its Further Notice, the Commission proposed to establish a presumption that CMRS licensees' fixed service offerings would be regulated as CMRS and sought comment on what factors should be used to support or rebut such a presumption. In June 1996, the FCC adopted rules requiring broadband PCS and other CMRS providers to implement enhanced emergency 911 capabilities within 18 months after the effective date of the FCC's rules.

         In December 1996, the FCC adopted proposed rules permitting geographic partitioning and spectrum disaggregation for PCS licenses. Pursuant to the Commission's order, broadband PCS licensees in the A, B, D, and E blocks may partition their license areas and/or disaggregate their spectrum blocks at any time to entities that meet certain minimum eligibility requirements, including compliance with the foreign ownership limits imposed under Section 310(b) of the Communications Act. In addition, the FCC has issued a rulemaking notice seeking comment on whether to permit partitioning and disaggregation for cellular and other wireless services, to the extent that such rules have not already been proposed or adopted.

         Sprint PCS may use common carrier point-to-point microwave and traditional landline facilities to connect cell sites and to link them to their respective main switching offices. The FCC will license separately these microwave facilities and regulates the technical parameters and service requirements of these facilities.

         Other Federal Requirements. Wireless systems must comply with certain FCC and FAA regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, certain FCC environmental regulations may cause wireless networks to become subject to regulation under the National Environmental Policy Act.

         The Communications Assistance for Law Enforcement Act of 1994 (CALEA), requires all telecommunications carriers, including wireless carriers, as of October 1998, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers and to access certain "call-identifying information" that is reasonably available to the carriers.

         Radio Frequency Emission Concerns; Medical Device Interference. In August 1996, the FCC adopted revised guidelines and methods for evaluating the environmental effects of RF emissions from FCC-regulated transmitters, including cellular and PCS antennas and telephones, based on recommendations by several federal agencies, including the EPA and the FDA. The new requirements are generally more stringent than the requirements in effect prior to the FCC's action. In response to requests by PCIA and other affected industry groups, the FCC recently issued an order extending the transition period for applicants and station licensees to conform with the FCC's new requirements. For most radio services, including CMRS, the old requirements will apply to station applications filed prior to September 1, 1997; the new guidelines and methods will apply to applications filed thereafter. The new guidelines and requirements for evaluation of hand-held devices are already in effect. The FCC is expected to issue a bulletin describing in greater detail the procedures to be used in determining compliance with the new requirements. The FCC is currently considering petitions for reconsideration seeking further clarification of the compliance obligations of wireless carriers.

         State/Local Regulation

         Section 332(c)(1) of the Communications Act, as amended, generally bars state entry or rate regulation of commercial mobile services, including PCS. States may petition the FCC for authority to regulate rates for such services, which authority is to be granted upon a demonstration by the state that market forces are inadequate to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory.
Section 332 does not prohibit a state from regulating the other terms and conditions for commercial mobile services provided within their jurisdiction, in a manner consistent with the provisions of the Communications Act, as amended by the 1996 Act.

         In addition, Section 253 of the Communications Act, provides that states and local governments can manage public rights of way and require compensation for the use of such rights of way by telecommunications carriers, including PCS providers, so long as the compensation is fair and reasonable, imposed on a competitively neutral and non- discriminatory basis, and publicly disclosed by the governmental entity.

         The FCC currently is considering several petitions requesting action by the FCC preempting state and local requirements which impose financial obligations on wireless providers that allegedly violate the provisions of Sections 253 and 332 of the Communications Act. In one proceeding, the petitioner, Western PCS Corporation ("Western"), alleges that the state of Oregon's proposed imposition of ad valorem tax of the amount paid by Western for its B Block PCS license for the Portland, Oregon MTA constitutes an unlawful barrier to entry in violation of Sections 253 and 332(c) of the Act. In a separate proceeding, the FCC has under consideration a request by US WEST for a determination that two ordinances adopted by the City of Roseville, Minnesota, imposing franchise and permit requirements and related payment obligations on certain providers of wireless services, are inconsistent with and preempted by Section 253 and 332(c). Both petitions have been the subject of public comment, and are awaiting action by the FCC. In addition, the FCC currently is considering a number of other requests for federal preemption of various state and local requirements which allegedly constitute unlawful barriers to entry, discrimination, or other violations of the Communications Act, as amended.

         Since the enactment of the 1996 Act, Sprint PCS has been involved in twenty legal proceedings concerning tower sites. Eight of those lawsuits, six in the State of New York, one in Pennsylvania and one in Florida, involved the imposition of moratoria on the processing or approval of permits for wireless telecommunication towers or denial of applications for permits and have been resolved favorably either by issuance of the permit, processing of applications or the moratorium being lifted. Of the twelve pending and active proceedings, Sprint PCS is the plaintiff in seven lawsuits against municipalities challenging the imposition of moratoria or denial of its application for a permit to erect a tower. Four of these lawsuits are in the State of New York; the other three are in the states of Colorado, Tennessee and Washington.
Sprint PCS is a defendant in an action commenced in Alabama state court by a neighboring landowner alleging that the erection of a tower on private property constitutes a nuisance; the property is not subject to zoning regulations. In addition, Sprint PCS and its landlord, a town, are co-defendants in an action brought by a county water authority in the New York Supreme Court contending that Sprint PCS's lease with the town is invalid because the water authority, not the town, is the proper lessor. It is also intervening in three appeals by neighboring landowners who seek to reverse zoning decisions in Sprint PCS's favor, all three of which matters are pending in the Pennsylvania Court of Common Pleas. There can be no assurance that such litigation, and similar actions taken by others seeking to block actions necessary for the construction of the Sprint PCS Network in other locations, will not, in the aggregate, have a material adverse effect on Sprint PCS and TCI Telephony's interest therein.

         On December 16, 1996, the CTIA filed a Petition for Declaratory Ruling with the FCC, seeking preemption of moratoria regulation imposed by state and local governments with regard to the siting of telecommunications facilities. In its Petition, CTIA asserts that federal preemption is authorized under Sections 253 and 332(c) of the

Communications Act, as amended, and pursuant to Section 704(c) of the 1996 Act. The FCC is currently in the process of reviewing and receiving comments from interested parties addressing CTIA's Petition.

         WIRELINE TELEPHONY ACTIVITIES

         The wireline telephony activities in which the Telephony Group has an interest, principally through its investment in TCG, are subject to regulation at the federal, state, and local level. Nationally, the recent trend has been for federal and state legislators and regulators to permit and promote additional competition in the local telecommunications industry. However, because these developments require numerous implementation actions by the FCC, individual state regulatory commissions, and federal and state courts, and are subject to particular legal, political and economic conditions, it is not possible to predict the extent to which or the pace at which such liberalization will occur.

         Federal Regulation

         Telecommunications Act of 1996. The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. This provision of the 1996 Act should enable TCG to provide a full range of local telecommunications services in any state. States retain jurisdiction under the 1996 Act to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers. States also are responsible for mediating and arbitrating interconnection arrangements between CLECs and ILECs if voluntary arrangements are not reached. As discussed below, the precise jurisdictional responsibilities of the FCC and the states are currently being litigated. In any event, the degree of state regulation of local telecommunications services may be substantial.

         Interconnection/Access Arrangements. The 1996 Act imposes a number of access and interconnection requirements on all local exchange carriers, including CLECs, with additional requirements imposed on ILECs. The 1996 Act requires CLECs and ILECs to first attempt to resolve interconnection issues through negotiation for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration.

         The 1996 Act provides a detailed list of items which are subject to these interconnection negotiations, as well as a detailed set of duties for all affected carriers. All local exchange carriers, including CLECs, have a duty to (i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts, conduits, and rights-of-way, and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point, (iii) offer retail services at wholesale prices for the use of competitors, (iv) provide reasonable public notice of changes in the network or the information necessary to use the network and (v) provide for physical collocation. The 1996 Act further includes various provisions addressing the pricing of certain of these services.

         On August 8, 1996, the FCC released both a First Report and Order and a Second Report and Order and Memorandum Opinion and Order in its CC Docket No. 96-98 (collectively the "Interconnection Orders") establishing new policies and rules implementing the local interconnection and access provisions of the 1996 Act. On September 27, 1996, the FCC issued an Order on Reconsideration of the First Report and Order in CC Docket No. 96-98, in which it added a non-usage sensitive charge to the rate for unbundled switching and clarified that, as a practical matter, an IXC may not lease unbundled switching for the provision of exchange access service only. Although the new rules were scheduled to become effective on September 30, 1996, numerous parties to the rulemaking filed petitions for review of the First Report and Order, and the U.S. Court of Appeals for the Eighth Circuit ("Court of Appeals") on October 15,

1996 issued a stay pending resolution of the pending appeals of the pricing and"pick and choose" rules established in the FCC's order. The stay will defer effectiveness of the FCC's pricing rules and the "pick and choose" rule, which allows CLECs to receive the benefit of the most favorable provisions contained in an ILEC's agreements with other carriers, until the Court of Appeals issues a decision in the appeal. On November 12, 1996, the Supreme Court rejected applications to vacate the stay filed by the United States and intervenors in support of the United States. The appeals of the FCC's First Report and Order have been fully briefed, and oral argument is scheduled to occur on January 17, 1997. Petitions for review have also been filed challenging certain aspects of the FCC's Second Report and Order in CC Docket No. 96-98, in which the FCC adopted rules implementing other local competition provisions adopted in the 1996 Act. The specific provisions addressed in the Second Report and Order require all local exchange carriers to provide dialing parity to competing providers of telephone exchange and toll services, as well as non-discriminatory access to telephone numbers, operator services, directory assistance, and directory listings, direct the FCC to create or designate one or more impartial entities to administer telecommunications numbering and to make such numbers available on an equitable basis, and require all ILECs to provide reasonable public notice of changes in the information necessary for the transmission or routing of services using the ILEC's facilities or networks, as well as any other changes that would affect the interoperability of those facilities and networks. All petitions for review of the FCC's Second Report and Order have been consolidated for hearing in the U.S. Court of Appeals for the Eighth Circuit. The Court of Appeals has established a briefing schedule in these appeals which provides for the submission of initial briefs on February 14, 1997. Oral argument is scheduled to occur in mid-April 1997. In addition, a number of parties have filed petitions with the FCC, asking the FCC to reconsider and revise portions of the Interconnection Orders.

         The Interconnection Orders establish a framework of minimum national rules designed to enable state public service commissions ("State PSCs") and the FCC to begin implementing many of the local competition provisions of the Act. The FCC's Interconnection Orders represent the first part of a trilogy of actions that the Commission contends will promote competition in the local telecommunications market. The second part involves reform of the system for funding and providing universal service support (as described hereafter). The FCC has indicated that the third part of the trilogy of actions consists of further reform of its rules for establishing interstate interexchange access charges. The FCC has stated that a competitive telecommunications market requires that access charges be moved to more economically efficient levels.
In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC adopted certain changes and proposed further changes in the interstate access charge system. In its Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on TCG's ability to compete in providing interstate access services. In its Notice of Proposed Rulemaking, the FCC proposed rules to reform the interstate access charge rate structure. The FCC also proposed to bring interstate access rate levels more in line with costs either by granting ILECs levels of increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets or by mandating lower rates regardless of the level of competition (or through some combination of the two approaches). Although it is impossible to predict the outcome of the upcoming access charge reform proceeding, TCG believes that it is likely that the planned reform of the FCC's access charge rules ultimately will result in a significant restructuring of the rates for ILEC interstate switched access services, and a significant increase in pricing flexibility for ILECs.

         In its First Report and Order in CC Docket No. 96-98, the FCC prescribed certain minimum points of interconnection necessary to permit competing carriers to choose the most efficient points at which to interconnect with the ILECs' networks. In addition, FCC also adopted a minimum list of unbundled network elements that ILECs must make available to competitors upon request. The FCC also set forth a methodology for states to use in establishing rates for interconnection and the purchase of unbundled network elements, pursuant to a forward-looking economic cost pricing methodology, based on the ILEC's Total Element Long-Term Incremental Cost ("TELRIC") of providing a particular network element, plus a reasonable share of forward-looking joint and common costs. The FCC also established a methodology for states to use when applying the Telecommunications Act's "avoided cost standard" for setting wholesale prices with respect to retail services. The rules implementing these methodologies have been stayed by the Court of Appeals, and these pricing issues have been left for state PSCs to resolve while the stay remains in effect.

         The 1996 Act requires that charges by LECs for the transport and termination of local traffic delivered to them by competing LECs provide for the mutual and reciprocal recovery by each carrier of a reasonable approximation of the additional costs associated with the transport and termination on each carrier's network facilities of calls that originate on the network facilities of the other carrier. The FCC concluded that state PSCs, during arbitrations, should set symmetrical prices based on the LECs' TELRIC cost of providing the service. The FCC established a default range of $0.002-$0.004 per minute for end office termination for states which have not conducted a TELRIC cost study. The FCC found significant evidence in the record in support of the lower end of the ranges. In addition, the FCC found that additional reciprocal charges could apply to termination through a tandem switch. The default ceiling for tandem switching is $0.0015 per minute, plus applicable charges for transport from the tandem switch to the end office. However, since the Court of Appeals has stayed these pricing rules, state PSCs are free to establish different rates for transport and termination for interconnection agreements within their jurisdiction while the stay remains in place.

         The FCC also has amended its rules to implement the pole attachment provisions of the 1996 Act. Specifically, the FCC established procedures for non-discriminatory access by telecommunications carriers to poles, ducts, conduits, and rights-of-way owned by utilities or LECs. The Interconnection Orders include several specific rules as well as a number of more general guidelines designed to facilitate the negotiation and mutual performance of fair, pro-competitive access agreements without the need for regulatory intervention. Additionally, an expedited dispute resolution procedure is provided when good faith negotiations fail.

         TCG is unable to predict whether the new rules and policies described above will be further revised by the FCC on reconsideration or set aside by the Court of Appeals, or whether another federal court will find some or all portions of the 1996 Act to be unconstitutional.

         The ILECs have a statutory duty to negotiate arrangements for interconnection and access with CLECs to network elements in good faith. The RBOCs, in particular, must satisfy certain "checklist" requirements designed to facilitate the development of facilities-based competition for business and residential users in order to enter the long distance markets within their regions. TCG has been able to reach negotiated agreements with NYNEX for New York, with Pacific Telesis for California, and with BellSouth for its entire region. TCG was required to seek arbitration with the RBOCs and with SNET to obtain interconnection agreements in its other states. TCG's arbitrations are largely at an end and its interconnection agreements are either final or nearing final regulatory approval. During the pendency of the negotiation and contract approval process, TCG is able to operate under either interim interconnection agreements or interim state regulatory policies and rules.

         As noted above, TCG itself, in those states in which it is a CLEC, is subject to five obligations under the 1996 Act. Specifically, TCG must (i) not unreasonably limit the resale of its services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers,
(iv) provide access to poles, ducts, conduits, and rights-of-way and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications.

         BOC Provision of InterLATA Services. The 1996 Act establishes procedures under which a BOC can provide interLATA services within its telephone service area under certain circumstances, with the FCC's approval. The petitioning BOC must show either (i) that it has entered into a state-approved interconnection agreement with one or more companies which provide local exchange service to business and residential customers exclusively or predominantly over such company's own facilities, or (ii) in instances where no such provider has requested access and interconnection by three months before the date on which the RBOC submits its application to the FCC, that a statement of the terms and conditions on which the company generally offers to provide such access and interconnection has been approved or permitted to take effect by the relevant state commission. On January 2, 1997, Ameritech filed the first BOC application to provide in-region, interLATA service, requesting authority to provide such service, through a separate affiliate, in the State of Michigan. Under the 1996 Act, the FCC is required to approve or deny the requested authorization within 90 days following its receipt of such an application. The ability of the BOCs to provide interLATA services will enable them to provide customers with a full range of local and long distance telecommunications services.

The provision of interLATA services by BOCs may reduce the market share of the major long distance carriers, which are among TCG's largest customers, but TCG believes it will also encourage IXCs to use TCG's and other CLECs' services instead of BOC services wherever possible.

         Universal Service. The 1996 Act requires the FCC to establish an explicit mechanism for subsidizing service to rural areas, low-income customers, schools and libraries. Although the details will be determined by the FCC and state commissions as a general rule, all carriers will be required to contribute, and carriers that serve eligible customers will be able to receive subsidies. This subsidy mechanism may provide an additional source of revenue to those ILECs and CLECs willing and able to provide service to markets that traditionally have been considered less desirable, either because of the high cost of providing service or the limited revenues that might be available.

         Pursuant to Section 254(a)(1) of the 1996 Act, the FCC is required to institute a Federal-State Joint Board for the purpose of recommending a revised universal service funding program to the FCC. In March 1996, the FCC established such a Joint Board and sought public comment on issues relating to the implementation of a new or reformed system of universal service support. The 1996 Act requires that all interstate telecommunications carriers, including TCG, contribute to the funding effort on an equitable and non-discriminatory basis, in an amount sufficient to preserve and advance universal service pursuant to a specific or predictable universal service funding mechanism. Under the 1996 Act, carriers providing intrastate services, including TCG, also may be required to contribute, on an equitable and non-discriminatory basis, to the support of state programs for the preservation and enhancement of universal service. On November 8, 1996, the Joint Board released its Recommended Decision for universal service reform. In the Recommended Decision, the Joint Board recommended that the FCC establish a new subsidy regime for services provided to qualifying schools and libraries. The Joint Board recommended the adoption of a cap of $2.25 billion for the program. The Joint Board also recommended the expansion of federal subsidies to low-income consumers of telecommunications services. In addition, the 1996 Act requires the FCC to adopt a subsidy scheme for the provision of telecommunications services to rural health care providers. The Joint Board recommends that the FCC require all providers of interstate telecommunications services, including in all likelihood TCG, to pay for this and other subsidy programs, based on their gross revenue from the sale of telecommunications services minus payments made to other telecommunications carriers. The FCC is currently in the process of reviewing public comments addressing the Joint Board's recommendations. The FCC must establish final rules implementing the universal service provisions of the 1996 Act by May 8, 1997.

         Disabled Access. The 1996 Act requires all telecommunications carriers to ensure that their services are accessible to and useable by persons with disabilities, if readily achievable. Pursuant to Section 255 of the 1996 Act, the FCC is to work with the Access Board, which is required to develop guidelines for accessibility of telecommunications equipment and customer premises equipment in conjunction with the FCC. In September 1996, the FCC issued a Notice of Inquiry inviting comments addressing jurisdictional and definitional issues, as well as implementation and enforcement issues, with respect to the statutory obligations imposed on telecommunications services providers and manufacturers under Section 255. The FCC's notice seeks to develop a record to assist the Access Board in the development of equipment accessibility guidelines, and also requests comments on related service accessibility issues.

         Other 1996 Act Provisions. The 1996 Act contains other provisions that potentially could affect TCG's business, which may be subject to FCC rulemaking and judicial interpretation, including a provision that limits the ability of a cable television operator and its affiliates to acquire more than a 10% financial interest or any management interest in a LEC which provides local exchange service in such cable operator's franchise area.

         Additional Federal Regulation. Through a series of regulatory proceedings, the FCC has established different levels of regulation for "dominant carriers" and "nondominant carriers." For domestic interstate telecommunications purposes, only the ILECs are classified as dominant carriers, and all other carriers are classified as nondominant carriers. Nondominant carriers, such as TCG, were required to file tariffs for interstate long distance and access services and periodic reports with the FCC concerning their interstate circuits and deployment of network facilities. As a result of a recent FCC rulings, the reporting requirements for non-dominant domestic interstate carriers have been eliminated and the tariff obligations of long distance carriers have been lifted for their domestic interstate, interexchange services, and all such tariffs must be cancelled by September 22, 1997. The tariff obligation remains applicable to any interstate access or international services offered by TCG.

         A petition has been filed with the FCC asking that it permit CAPs to dispense with filing of FCC tariffs, at the option of the carrier. The FCC has not as yet taken any substantive action on the petition, and TCG has no information as to when the FCC is likely to act, and whether, even if the petition is granted, such "permissive detariffing" will be extended to embrace CLECs as well as CAPs. If the petition is granted and such "permissive detariffing" is extended to embrace CLEC operations, it will improve TCG's ability to adjust interstate prices and will reduce its interstate regulatory compliance costs. The petition does not, however, affect TCG's state public utility commission tariff requirements.

         Whether or not it is subject to a tariff filing requirement, TCG must offer its interstate services on a non- discriminatory basis, at just and reasonable rates and subject to the complaint provisions of the Communications Act. For its current offering of interstate services as a nondominant carrier, TCG is not subject to rate of return or price cap regulation by the FCC and may install and operate digital facilities for the transmission of interstate communications without prior FCC authorization. Under the 1996 Act, TCG may become subject to additional federal regulatory obligations when it provides local exchange service in a market, such as the access and interconnection requirements that are imposed on all local exchange providers. See "--Telecommunications Act of 1996."

         Other Federal Requirements. The Communications Assistance for Law Enforcement Act of 1994 (CALEA), requires all telecommunications carriers, as of October 1998, to ensure that their equipment is capable of permitting the Government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers and to access certain "call-identifying information" that is reasonably available to the carriers. Section 229 of the Communications act directs the FCC to prescribe such rules as are necessary to implement the requirements of CALEA.

         State Regulation

         Most state public utility commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. TCG's operating subsidiaries and affiliates are authorized to provide local exchange services in Arizona, California, Colorado, Connecticut, the District of Columbia, Florida, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nebraska, New Jersey, New York, Ohio, Oregon, Pennsylvania, Rhode Island, Texas, Utah, Virginia, Washington, and Wisconsin. TCG has applications for local exchange authority pending in Indiana and Missouri, where it currently holds intrastate private line authority.

         TCG works continuously to expand its intrastate service authority to cover additional jurisdictions and additional services, a process which Teleport believes will be simpler following the enactment of the 1996 Act, which prohibits states from imposing any legal requirement that prohibits or has the effect of prohibiting any company from providing any telecommunications service. The FCC is required to preempt any state or local requirements to the extent necessary to enforce the provisions of the 1996 Act. States remain free, however, to impose competitively neutral requirements necessarily to preserve and advance universal service (consistent with the universal service provisions of the 1996 Act), protect the public safety and welfare, ensure the continued quality of telecommunications services, and safeguard the rights of consumers. In addition, state and local governments are permitted to manage public rights of way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, so long as the compensation required is publicly disclosed by the governmental entity.

         TCG typically is not subject to price regulation or to rate of return regulation for its intrastate services. In most states, TCG is required to file tariffs setting forth the terms, conditions and prices for its intrastate services. In some jurisdictions, the tariff can list a rate range or set prices for intrastate services. TCG may be subject to additional regulatory burdens in some states, such as quality of service requirements and universal service contributions. TCG's ability to incur long-term indebtedness is subject to the approval of the NYPSC and the NJBPU. In addition, the state public utility commissions are actively involved in the mediation and arbitration of disputes between ILECs and TCG and other CLECs concerning local interconnection and access arrangements. See "--FEDERAL REGULATION--The Telecommunications Act of 1996."

         Local Government Authorizations

         TCG may be required to obtain from municipal authorities street opening and construction permits and other rights of way to install and expand its digital networks in certain cities. In some cities, TCG's affiliates or subcontractors may already possess the requisite authorizations to construct or expand TCG's networks.

         In some of the metropolitan areas where TCG provides network services, TCG pays license or franchise fees based on a percent of gross revenues. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, such fees must be "fair and reasonable," applied on a "competitively neutral and non-discriminatory basis," and be "publicly disclosed" by the relevant governmental entity. There can be no assurance, however, that municipalities that currently favor the ILECs will conform their practices in a timely manner or without legal challenges by the TCG, or another CAP or CLEC. In September 1996, TCG filed suit in federal district court alleging that the City of Dearborn, Michigan acted in an unlawful and discriminatory manner in imposing a fee of 4% of TCG's gross revenues for its use of public rights of way, which fee is not imposed on the local ILEC (Ameritech Michigan), in violation of applicable state law and
Section 253(c) of the Communications Act. TCG's suit is currently awaiting trial in the U.S. District Court for the Eastern District of Michigan (Southern Division). In addition, in July 1996, a subsidiary of TCG, Teleport Communications New York ("TCNY"), filed suit in federal district court in Newark, New Jersey, alleging that an ordinance adopted by the Township of Bloomfield, New Jersey, imposing a fee of $.50 per linear foot per year for the right to use a public right of way, is unlawfully discriminatory, in violation of the federal constitution and Section 253(c) of the Communications Act. TCNY has filed a motion for summary judgment, which is currently awaiting action by the U.S. District Court for the District of New Jersey.

         If any of TCG's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and TCG were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on TCG's operations in that metropolitan area and could have a material adverse effect on TCI Telephony's investment in TCG.

         Teleport Communications, a wholly owned subsidiary of TCNY, and The City of New York entered into a Franchise Agreement, dated as of May 2, 1994 (the "New York Franchise"), pursuant to which The City of New York granted to Teleport Communications the non-exclusive right for a term of fifteen years to provide Telecommunications Services (as defined in the New York Franchise) in The City of New York. In addition to other payments specifically required by the New York Franchise, the New York Franchise requires that Teleport Communications pay to The City of New York as an annual franchise fee an amount based on a percentage of Teleport Communications' gross revenues. TCG is restricted under the terms of the New York Franchise from providing cable service or mobile telecommunications services in The City of New York. TCG has recently entered into discussions with The City of New York regarding the possible amendment of the New York Franchise.

TCI RESIDENTIAL TELEPHONY BUSINESS

         The residential telephony activities undertaken by TCI (including in the states of California, Connecticut, and Illinois) are subject to regulation at the federal, state and local level. In general, the regulatory framework applicable to TCI's ResTel Business is substantially similar to that applicable to TCG, as described above.

         In providing local wireline telephony services to residential customers, TCI is subject to the requirements imposed on all local exchange carriers under the 1996 Act with respect to interconnection and access to poles, ducts, conduits, and rights-of-way. TCI's interconnection and access arrangements with ILECs also are governed by the provisions of the 1996 Act which impose additional obligations on ILECs in their dealings with other carriers, and provide for mediation and arbitration by the states, where appropriate arrangements are not reached through private negotiations. TCI's local telephony affiliates in Connecticut, Illinois and California either have negotiated interconnection agreements or are in arbitration for permanent interconnection arrangements with the ILEC's in their market areas. TCI Telephony Services of California, Inc. has negotiated interconnection agreements with Pacific Bell. TCI Telephony Services of Connecticut, Inc. has negotiated interconnection agreements with Southern New England Telephone Company ("SNET") and is in arbitration with NYNEX and Woodbury Telephone Company. TCI Telephony Services of Illinois, Inc. has negotiated interconnection agreements with Ameritech. Such affiliates may also undertake to interconnect with other ILECs in the event they expand their networks. In addition, TCI's ResTel Business will be affected by actions taken by the FCC and the States pursuant to other provisions of the 1996 Act, as described above, including (but not limited to) the universal service provisions contained in Section 254 of the 1996 Act. As has been noted, pursuant to these provisions, all telecommunications carriers providing interstate services, including interstate access services, generally will be required to contribute to the support of various universal service subsidy programs. TCI's ResTel Business may be required to contribute to the support of state universal service programs as well. TCI's residential telephony activities also will be affected by the FCC's access charge reform initiatives, which are likely to result in a significant restructuring of rates for ILEC interstate switched access services and additional pricing flexibility for ILECs.

         TCI's interstate access services and any international service which it may provide currently remain subject to federal tariffing obligations.
While state and local governments are barred from enforcing legal requirements that prohibit or have the effect of prohibiting any person from providing inter or intrastate telecommunications services, states retain authority to impose certification requirements, tariff obligations, and other regulations that do not have such effect, in order to preserve universal service, protect public safety and welfare, insure continued quality of service, and protect consumers. TCI's local telephone affiliates have been granted certificate authority to provide local exchange telephone service in each of California, Connecticut and Illinois.

         Each TCI local telephone affiliate has approved CLEC tariffs on file at its respective state commission, outlining service offerings, rates, and other requirements. The tariff of TCI Telephony Services of California, Inc. has been conditionally approved, pending a further compliance filing anticipated in mid- to late February 1997. In addition, TCI must operate its ResTel Business in compliance with applicable state and local regulations with respect to the use of public rights of way, including prior authorization and fee requirements, to the extent that such regulations are consistent with the provisions of the 1996 Act and other applicable law.

                                   MANAGEMENT

TCI TELEPHONY

         The following table sets forth information concerning certain members of senior management of the TCI Telephony:

Name                                                    Age             Positions
----                                                    ---             ---------
Gerald W. Gaines  . . . . . . . . . . . . . .           40           President of TCI Telephony
Robert R. Davenport . . . . . . . . . . . . .           37           Vice President of TCI Telephony, Finance
                                                                         and Development

    Gerald W. Gaines has been the President of TCI Telephony (and its predecessors) and Senior Vice President of TCIC since October 1994. Prior to joining TCI Telephony and TCIC, Mr. Gaines founded GCG, Inc., a management services firm serving the telecommunications industry since 1991. From 1986 to 1991, Mr. Gaines served as a senior-level executive of US WEST Inc., as President and Chief Executive Officer for US West Service Link. Mr. Gaines has been TCI's Representative to the Partnership Board of Sprint PCS since March 1995 and is a director of Teleport.

    Robert R. Davenport has been Vice President, Finance and Development of TCI Telephony (and its predecessors) since September 1995. From June 1992 to September 1995, Mr. Davenport served as Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments. Prior to founding RD Partners, LLC, Mr. Davenport was Senior Vice President of Corporate Development and Treasurer of Intellicall, Inc., a New York Stock Exchange communications company, from September 1990 to May 1992, and also served as Chief Financial Officer from November 1991 to May 1992. Mr. Davenport also served as Director of Corporate Development for TLC Beatrice International Holdings, Inc., and was an investment banker for more than five years with CS First Boston and Lehman Brothers.

SPRINT PCS

      The following table sets forth information concerning certain members of senior management of Sprint PCS:

Name                                                    Age                          Positions
----                                                    ---                          ---------
Andrew Sukawaty . . . . . . . . . . . . . . .           42           Chief Executive Officer  and President of
                                                                         Sprint PCS

Arthur A. Kurtze  . . . . . . . . . . . . . .           52           Chief Technology Officer of Sprint PCS

Bernard A. Bianchino  . . . . . . . . . . . .           48           Chief  Business  Development  Officer  of
                                                                         Sprint PCS

Robert M. Neumeister, Jr. . . . . . . . . .             47           Chief Financial Officer of Sprint PCS

    Andrew Sukawaty was appointed Chief Executive Officer and President of Sprint PCS in September 1996. Prior to joining Sprint PCS, Mr. Sukawaty was Chief Executive Officer of NTL, the British diversified broadcast transmission and communications company, since 1994. From 1989 to 1994, he was Chief Operating Officer of Mercury One-2-One, the British company which started the world's first PCS service in the U.K. in 1993. Prior to joining Mercury One-2-One, Mr. Sukawaty held numerous positions for US WEST, including: Chief Operating Officer of US WEST Paging, President of Coastel, a cellular communications company, and Vice President and branch manager for US WEST Cellular. He also held marketing positions with AT&T and Northwestern Bell Telephone Company.

    Arthur A. Kurtze was appointed Chief Technology Officer of Sprint PCS in June 1995. From March 1993 to June 1995, Mr. Kurtze was Senior Vice President--Operations for Sprint's Local Telecommunications Division. Prior to joining Sprint, Mr. Kurtze was Executive Vice President in charge of strategic planning and corporate development for Centel Corp. Mr. Kurtze joined Centel in 1972 and served in various positions there, including Vice President of Centel Communications Co., Vice President--Staff of Centel Business Systems, Vice President--Market Planning for Centel Corp., Group Vice President of Centel Cable Television Co. and Senior Vice President--Planning and Technology.

    Bernard A. Bianchino was appointed Chief Business Development Officer of Sprint PCS in September 1995. Most recently, Mr. Bianchino was Executive Vice President, General Counsel and External Affairs for Qwest Communications Corporation. He served as Vice President--Law, General Business for Sprint from 1992 to 1994 and as General Attorney, Vice President and Associate General Counsel for US Sprint Communications Company from 1986 to 1992. From 1978 to 1986, Mr. Bianchino was counsel to a number of affiliates of Exxon Corporation in its Enterprises Group, including Reliance Comm/Tec (now RELTEC) and Exxon Office Systems. Prior to joining Exxon, he was an attorney with the United States Department of Energy.

    Robert M. Neumeister, Jr. was named Chief Financial Officer of Sprint PCS in September 1995. Prior to joining Sprint PCS, Mr. Neumeister served in various capacities at Northern Telecom Ltd., which he joined in 1978. In June 1991, Mr. Neumeister was named Vice President of Finance and Information Services for Northern Telecom--Canada. He continued with Northern Telecom as Senior Vice President and Chief Financial Officer of Motorola Nortel Communications, Co., Vice President of Finance--Americas, Vice President--Broadband Networks, Customer Network Solutions and Vice President of Finance.

TELEPORT

    The following table sets forth information concerning certain members of senior management of Teleport:

Name                                                    Age                          Positions
----                                                    ---                          ---------
Robert Annunziata . . . . . . . . . . . . . .           48           Chairman, President, Chief Executive
                                                                         Officer and Chief Operating Officer
                                                                         of Teleport

John A. Scarpati  . . . . . . . . . . . . . .           45           Senior Vice President and Chief Financial
                                                                         Officer of Teleport

Robert C. Atkinson  . . . . . . . . . . . . .           45           Senior Vice President of Teleport, Legal,
                                                                         Regulatory and External Affairs

Alf T. Hansen . . . . . . . . . . . . . . . .           54           Senior Vice President of Teleport
                                                                         National Operations

Stuart A. Mencher . . . . . . . . . . . . . .           57           Senior Vice President of Teleport,
                                                                         National Sales and Marketing

         Robert Annunziata has been Chairman of the Board of Teleport since 1990 and President and Chief Executive Officer since 1985. Before 1985, Mr. Annunziata had been Senior Vice President and Chief Operating Office since 1983. He has been a director of Teleport since 1984. He has 29 years of experience in the telecommunications industry, including 17 years in a variety of operations and marketing positions with AT&T. He has served as President of the World Teleport Association ("WTA") from 1987 to 1991 and remains a WTA director. He currently serves on the New York State Governor's Advisory Board on Telecommunications and the New York City Mayor's Alliance for International Business.

         John A. Scarpati has been Senior Vice President and Chief Financial Officer of Teleport since March 1990. Mr. Scarpati has held various executive officer positions since joining Teleport in August 1984, including Vice President, Chief Financial Officer, Treasurer and Controller. Mr. Scarpati is a director of Comcast CAP of Philadelphia, Inc. and BizTel Communications, Inc. He was a director of Teleport in 1991.

         Robert C. Atkinson has been Senior Vice President of Teleport--Legal, Regulatory and External Affairs since February 1990. Prior to that, he had been Vice President--Regulatory and External Affairs since 1985. Before joining Teleport, Mr. Atkinson held various business development, regulatory and government relations positions at ITT World Communications, Inc., Satellite Business Systems, GTE Sprint and RCA Global Communications, Inc. He was a founder and first President of the Association for Local Telecommunications Services, the CAP/CLEC trade association.

         Alf T. Hansen has been Senior Vice President of Teleport--National Operations since February 1993. Prior to that, he had been Vice
President--National Operations since March 1990 and Vice President--Engineering and Operations since March 1989. Prior to joining Teleport, Mr. Hansen worked at AT&T for 22 years in various managerial positions.

         Stuart A. Mencher has been Senior Vice President of Teleport--National Sales and Marketing since February 1994. Prior to that, he had been Senior Vice President of Teleport--New York Operations since February 1993 and Vice President and General Manager of TCNY since June 1992. From June 1991 until May 1992, Mr. Mencher worked as an independent consultant in the international telecommunications industry. From March 1987 to January 1990, Mr. Mencher served as a Senior Vice President of MCI Telecommunications Corp., primarily responsible for sales and marketing, and, from February 1990 to May 1991, he served as Senior Vice President of the U.S. Distribution Division of Motorola/Codex Corp. Prior to joining MCI Telecommunications Corp., Mr. Mencher served in a variety of senior sales and marketing executive positions with AT&T Information Systems following almost sixteen years of sales and marketing executive experience with IBM's Data Processing Division.

CERTAIN STOCK OPTIONS

         Effective December 1, 1996, two executive officers of TCIC were each granted options (the "Executive Options") representing 1.0% of the equity value of the Telephony Group. Upon the effectiveness of the Telephony Group Amendment, each such option converted into an option to purchase a number of shares of Series A Telephony Group Common Stock equal to 1% of the initial Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest (or ___ shares of Series A Telephony Group Common Stock for each such option). The issuance of any shares pursuant to such options will be made from the Available Shares (and will not reduce the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest). As a result, the issuance of any shares pursuant to such options will also result in a corresponding increase in the Telephony Group Outstanding Interest Fraction and a corresponding decrease in the Telephony Group Inter-Group Interest Fraction. Thus, the exercise of such options would dilute the common stockholders equity value of the Telephony Group attributable to the outstanding shares of Telephony Group Common Stock and to the Inter-Group Interest of the TCI Group in the Telephony Group on a pro rata basis. The aggregate exercise price for each such option, which will be payable to TCI Telephony, is equal to 1% of
(i) TCI's cumulative investment in the Telephony Group as of December 1, 1996, adjusted for a 6% per annum interest factor from the date each such investment was made to the date of such exercise, less the sum of (ii) $500 million (representing the aggregate initial liquidation price of the TCI Telephony Preferred Stock) and (iii) the amount of the tax benefits generated by the Telephony Group (up to $500 million) as and when used by the TCI Group. Such executive officers were also each granted similar options representing 1% of the equity value of the ResTel Business. Any exercise by one of such executive officers of all or part of one of such options (as to either the Telephony Group or the ResTel Business) must be accompanied by the exercise by such executive officer of a pro rata portion of the other such option. All of such options vest and become exercisable in five equal annual installments commencing February 1, 1997 and expire on February 1, 2006.

                       MANAGEMENT AND ALLOCATION POLICIES

         Following the Offerings, TCI will prepare consolidated financial statements of TCI and combined financial statements of the Telephony Group, the TCI Group and the Liberty Media Group. The combined financial statements of each Group, taken together and after giving effect to inter-Group eliminations, would effectively comprise all the accounts reflected as consolidated financial statements of TCI. The combined financial statements of each Group will principally reflect the combined financial position, results of operations and cash flows of the businesses included therein. Consistent with the TCI Charter and applicable policies, the Group financial information could also include allocated portions of individual assets and liabilities that are not separately identified with the operations of a specific Group. Notwithstanding allocations of assets and liabilities for the purpose of preparing Group combined financial statements, holders of each series of Common Stock will continue to be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities. See "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK--STOCKHOLDERS OF ONE COMPANY; FINANCIAL EFFECTS ON ONE BUSINESS COULD AFFECT OTHER BUSINESSES."

         Following the Offerings, cash management, taxes and allocation of principal corporate activities among the Groups will be based upon methods that management of TCI believes to be reasonable and would be reflected in the respective Group financial information as follows:

                 (i) All debt incurred or preferred stock issued by TCI and its subsidiaries would (unless the Board of Directors otherwise provides) be specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board of Directors could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statements of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group. As described above, the TCI Telephony Preferred Stock and indebtedness under the Revolving Credit Facility are attributable to the Telephony Group.

                 (ii) All financial impacts of issuances of shares of Telephony Group Common Stock the proceeds of which are attributed to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and all financial impacts of issuances of shares of Telephony Group Common Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in the TCI Group's Inter-Group Interest in the Telephony Group will be to such extent reflected in the combined financial statements of the TCI Group. Financial impacts of dividends or other distributions on Telephony Group Common Stock will be attributed entirely to the Telephony Group, except that dividends or other distributions on the Telephony Group Common Stock will (if at the time there is an Inter-Group Interest in the Telephony Group) result in the TCI Group being credited, and the Telephony Group being charged (in addition to the charge for the dividend or other distribution paid in the outstanding shares of Telephony Group Common Stock), with an amount equal to the product of the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Common Stock and a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction. Financial impacts of repurchases of Telephony Group Common Stock the consideration for which is charged to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and financial impacts of repurchases of Telephony Group Common Stock the consideration for which is charged to the TCI Group will be to such extent reflected in the combined financial statements of the TCI Group and will result in an increase in the TCI Group's Inter-Group Interest in the Telephony Group.

                 (iii) To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities attributed to the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds among the Groups will be reflected as borrowings or, if determined by the Board of Directors, in the case of a transfer from the TCI Group to the Telephony Group, reflected as the creation of, or increase in the TCI Group's Inter-Group Interest in the Telephony Group or, in the case of a transfer from the Telephony Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in the Telephony Group. There are no specific criteria for determining when a transfer will be reflected as borrowings or as an increase or reduction in an Inter-Group Interest. The Board of Directors expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Generally, it is expected that entities included in the Telephony Group will require additional advances from the TCI Group for some period of time. TCI has agreed to provide the Revolving Credit Facility to TCI Telephony for a period commencing December 1, 1996 and ending December 31, 2001 that would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as provided below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit

         Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis
         (i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group (including the Offerings) resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above). The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

                 (iv) Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board of Directors. The Board of Directors expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of TCI, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans of and the investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.

                 (v) In the event of a transfer of funds or other assets from the TCI Group to the Telephony Group that the Board of Directors has determined to reflect as increasing the TCI Group's Inter-Group Interest in the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be increased by an amount determined by dividing the amount of funds or the value of the assets transferred by the Market Value of a share of Series A Telephony Group Common Stock as of the date of such transfer, and the Telephony Group Inter-Group Interest Fraction would be increased and the Telephony Group Outstanding Interest Fraction would be decreased accordingly. In the event of a transfer of funds or other assets from the Telephony Group to the TCI Group that the Board of Directors has determined to reflect as a decrease in the TCI Group's Inter-Group Interest in the Telephony Group, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be decreased by an amount determined by dividing the amount of funds or the value of the assets transferred by the Market Value of a share of Series A Telephony Group Common Stock as of the date of such transfer and the Telephony Group Inter-Group Interest Fraction would be decreased and the Telephony Group Outstanding Interest Fraction would be increased accordingly.

                 (vi) The combined balance sheets of a Group would reflect its net loans to or borrowings from the other Groups. Similarly, the respective combined statements of operations of the Groups would reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective combined statements of cash flows of the Groups would reflect changes in the amounts of loans or borrowings deemed outstanding. In the historical financial information included in this Prospectus, net borrowings of the Telephony Group have been included as a component of the Telephony Group's combined equity. Subsequent to the date of such financial statements, a portion of such net borrowings was converted into a $500 million investment in the TCI Telephony Preferred Stock. The balance of such net borrowings through November 30, 1996 will continue to be reflected as a component of the Telephony Group's combined equity. Amounts borrowed by the Telephony Group from another Group on and subsequent to December 1, 1996 (including pursuant to the Revolving Credit Facility), will be reflected on the Telephony Group's financial statements as indebtedness to the applicable lender.

                 (vii) Certain corporate general and administrative costs (including, but not limited to, certain corporate, legal, finance, accounting, tax, data processing, employee benefit and insurance costs) will be charged to both the Telephony Group and the Liberty Media Group at rates set at the beginning of each year based on projected utilization for that year. The balance of such costs would be reflected on the combined financial statements of the TCI Group. The utilization-based charges would be set at levels that management believes to be reasonable and that would approximate the costs that the Telephony Group and the Liberty Media Group would incur for comparable services on a stand-alone basis. Assuming shares of Telephony Group Common Stock had first been issued on January 1, 1996, TCI estimates that such costs of the Telephony Group would have aggregated approximately $548,000 for the nine months ended September
         30, 1996.   Certain other corporate general and administrative costs
         related specifically to management of a Group would be allocated entirely to such Group. The scope of the services charged to the Telephony Group and Liberty Media Group on an allocated basis could be adjusted from time to time depending on the extent to which it is determined that services should instead be performed directly by employees of entities included in such Group. See "MANAGEMENT--CERTAIN STOCK OPTIONS."

                 (viii) If additional assets are transferred to the Telephony Group from the TCI Group, there may be additional services that the TCI Group would then provide to the Telephony Group. For example, if the ResTel Business is transferred to the Telephony Group, the TCI Group may provide installation, sales and customer services to the Telephony Group in addition to rights of use of TCI's upgraded cable distribution plant. The charges for any such services would be negotiated at the time and taken into account in the determination of the purchase price for the ResTel Business.

                 (ix) Federal income taxes and certain state and local taxes would be paid on a consolidated basis. However, pursuant to a tax sharing agreement, federal income taxes are calculated, with certain adjustments, on a separate return basis for each Group (applying provisions of the Code and related regulations as if such Group filed a separate consolidated return for federal income tax purposes). Based upon these separate calculations, an allocation of tax liabilities is made such that each separate Group is responsible to TCI for its gross share of TCI's consolidated federal income tax liabilities, such gross share being determined without regard to (a) tax benefits that are attributable to TCI or the other Groups or (b) certain tax benefits that are attributable to a Group but that are taken into account in determining TCI's consolidated federal income tax benefit carryovers. Similarly, TCI is responsible to each Group for tax benefits attributable to such Group and actually used by TCI in determining its consolidated federal income tax liability. Notwithstanding the foregoing, TCI and TCI Telephony have agreed that TCI may use up to $500 million of tax benefits generated by the Telephony Group in determining its consolidated federal income tax liability, without providing a credit to the Telephony Group in such amount. Tax attributes, including but not limited to net operating losses, investment tax credits, alternative minimum tax net operating losses, alternative minimum tax credits, deferred intercompany gains and tax basis in assets, would be inventoried and tracked for each Group. In addition, pursuant to such tax sharing agreement, state and local income taxes are calculated on a separate return basis for each Group (applying provisions of state and local tax law and related regulations as if the Group were a separate unitary or combined group for tax purposes), and TCI's combined or unitary tax liability is allocated between the Groups based upon such separate calculation.
         TCI has retained the right to file all returns, make all elections and control all audits and contests.

                 (x) The Board of Directors expects to determine, either in specific instances or by setting generally applicable policies from time to time, whether to allocate resources and financial support to or pursue business opportunities or operational strategies through one Group or one or more of the other Groups, after consideration of such factors as it deems relevant.

         Notwithstanding the policies described above, determinations with respect to the transfer of funds from one Group to one of the other Groups would be made at the discretion of the Board of Directors, except to the extent that TCI is contractually obligated to make a transfer of funds to an entity included in a Group. Nothing in the foregoing policies (as opposed to any such contractual obligation) obligates the Board of Directors to cause a Group to provide funds to one of the other Groups if the Board of Directors determines that it is in the best interests of TCI not to do so.

         The above management and allocation policies could be modified or rescinded by the Board of Directors, in its sole discretion, without approval of stockholders, although there is no present intention to do so. The Board of Directors could also adopt additional policies depending upon the circumstances. The Board of Directors intends that any determination it might make to modify or rescind such policies, or to adopt additional policies, including any such decision that could have disparate effects upon holders of different series of Common Stock, would be made by the Board of Directors as set forth under "RISK FACTORS--CONSIDERATIONS RELATING TO THE TELEPHONY GROUP COMMON STOCK--FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS ARE TO ALL STOCKHOLDERS REGARDLESS OF CLASS OR SERIES."

                          DESCRIPTION OF CAPITAL STOCK

         The following description of certain terms of the Telephony Group Common Stock, the TCI Group Common Stock and the Liberty Media Group Common Stock, and the outstanding classes and series of Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the TCI Charter (including the applicable Certificate of Designation with respect to each outstanding series of Series Preferred Stock).

GENERAL

         The TCI Charter currently provides that TCI is authorized to issue 3,602,375,096 shares of capital stock, including (i) 3,550,000,000 shares of Common Stock, of which 1,750,000,000 shares are designated Series A TCI Group Common Stock, 150,000,000 shares are designated Series B TCI Group Common Stock, 750,000,000 shares are designated Series A Liberty Media Group Common Stock, 75,000,000 shares are designated Series B Liberty Media Group Common Stock, 750,000,000 shares are designated Series A Telephony Group Common Stock and 75,000,000 shares are designated Series B Telephony Group Common Stock and
(ii) 52,375,096 shares of preferred stock ("Preferred Stock"), of which 700,000 shares are designated Class A Preferred Stock, par value $0.01 per share (the "Class A Preferred Stock"), 1,675,096 shares are designated Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock") and 50,000,000 shares are designated as Series Preferred Stock, par value $.01 per share (the "Series Preferred Stock"), issuable in series. Of the Series Preferred Stock, 80,000 shares are designated as Convertible Preferred Stock, Series C (the "Series C Preferred Stock"), 1,000,000 shares are designated as Convertible Preferred Stock, Series D (the "Series D Preferred Stock"), 400,000 shares are designated as Redeemable Convertible Preferred Stock, Series E (the "Series E Preferred Stock"), 500,000 shares are designated Convertible Redeemable Participating Preferred Stock, Series F (the "Series F Preferred Stock"), 7,259,380 shares are designated as Redeemable Convertible TCI Group Preferred Stock, Series G (the "Series G Preferred Stock"), and 7,259,380 shares are designated as Redeemable Convertible Liberty Media Group Preferred Stock, Series H (the "Series H Preferred Stock").

         As of October 31, 1996, 579,395,742 shares of Series A TCI Group Common Stock, 84,663,501 shares of Series B TCI Group Common Stock, 227,819,597 shares of Series A Liberty Media Group Common Stock (after giving effect to the distribution on January 14, 1997 of one share of Series A Liberty Media Group Common Stock for each two shares of Series A Liberty Media Group Common Stock held of record and one share of Series A Liberty Media Group Common Stock for each two shares of Series B Liberty Media Group Common Stock held of record (the "Liberty Stock Distribution")) and 21,191,669 shares of Series B Liberty Media Group Common Stock (in each case net of shares held in treasury) had been issued and were outstanding and 100,524,365 shares of Series A TCI Group Common Stock were held by subsidiaries of TCI. As of that date, 119,320,915 shares of Series A TCI Group Common Stock and 31,263,022 shares of Series A Liberty Media Group Common Stock (after giving effect to the Liberty Stock Distribution) were reserved for issuance upon conversion, exchange or exercise of outstanding convertible or exchangeable securities and options. In addition, TCI has reserved a number of shares of Series A TCI Group Common Stock equal to the number of shares of Series B TCI Group Common Stock outstanding and a number of shares of Series A Liberty Media Group Common Stock equal to the number of shares of Series B Liberty Media Group Common Stock outstanding, in either case for issuance upon conversion, at the option of the holder, of the Series B TCI Group Common Stock and the Series B Liberty Media Group Common Stock, respectively. Additionally, subsidiaries of TCI own shares of TCI's Series F Preferred Stock which are convertible into 358,323,046 shares of Series A TCI Group Common Stock in the aggregate.

COMMON STOCK

         CERTAIN DEFINITIONS

         As used in this Prospectus, the following terms have the meanings specified below:

         "Appraisal Date", with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value shall mean the last day of the calendar month preceding the month in which the Selection Date occurs.

         "Appraiser" means each of the First Appraiser, the Second Appraiser and the Mutually Designated Appraiser.

         "Committed Acquisition Shares" means (i) the shares of Series A Liberty Media Group Common Stock that TCI had, prior to the distribution of the Liberty Media Group Common Stock on August 10, 1995 (the "Liberty Media Group Distribution"), agreed to issue, but as of such record date had not issued, and
(ii) the shares of Series A Liberty Media Group Common Stock that are issuable upon conversion, exercise or exchange of Convertible Securities that TCI had, prior to the record date for the Liberty Media Group Distribution, agreed to issue, but as of such record date had not issued, in each case including obligations of TCI to issue shares of TCI's Class A Common Stock, par value $1.00 per share (which has been redesignated Series A TCI Group Common Stock), which as a result of the Liberty Media Group Distribution, constitute obligations to issue, among other securities, Series A Liberty Media Group Common Stock or Convertible Securities which are convertible into or exercisable or exchangeable for Series A Liberty Media Group Common Stock; provided, however, that Committed Acquisition Shares will not include any shares of Liberty Media Group Common Stock issuable upon conversion, exercise or exchange of Pre-Distribution Convertible Securities. The type and amount of Committed Acquisition Shares issuable will be appropriately adjusted to reflect subdivisions and combinations of the Series A Liberty Media Group Common Stock and dividends or distributions of shares of Series A Liberty Media Group Common Stock or Series B Liberty Media Group Common Stock to holders of Series A Liberty Media Group Common Stock and other reclassifications of the Series A Liberty Media Group Common Stock, in each case occurring (or the record date for which occurs) after the Liberty Media Group Distribution. The shares of Series A Liberty Media Group Common Stock issuable upon conversion of the Series H Preferred Stock will constitute Committed Acquisition Shares.

         "Company Earnings (Loss) Attributable to the Liberty Media Group", for any period, shall mean the net earnings or loss of the Liberty Media Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Liberty Media Group for such period as presented in the combined financial statements of the Liberty Media Group for such period, including income and expenses of TCI attributed to the operations of the Liberty Media Group on a substantially consistent basis, including without limitation, corporate administrative costs, net interest and income taxes.

         "Company Earnings (Loss) Attributable to the TCI Group", for any period, shall mean the net earnings or loss of the TCI Group for such period determined on a basis consistent with the determination of the net earnings or loss of the TCI Group for such period as presented in the combined financial statements of the TCI Group for such period, including income and expenses of TCI attributed to the operations of the TCI Group on a substantially consistent basis, including without limitation, corporate administrative costs, net interest and income taxes.

         "Company Earnings (Loss) Attributable to the Telephony Group", for any period, shall mean the net earnings or loss of the Telephony Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Telephony Group for such period as presented in the combined financial statements of the Telephony Group for such period, including income and expenses of TCI attributed to the operations of the Telephony

Group on a substantially consistent basis, including without limitation, corporate administrative costs, net interest and income taxes.

         "Convertible Securities" means any securities of TCI (other than any series of Common Stock) that are convertible into, exchangeable for or evidence the right to purchase any shares of any series of Common Stock, whether upon conversion, exercise, exchange, pursuant to antidilution provisions of such securities or otherwise.

         "Disposition" shall mean the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets.

         "First Appraiser" means, with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, an investment banking firm of recognized national standing selected by TCI to make such determination.

         "Higher Appraised Amount" means, with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, the higher of the respective final views of the First Appraiser and the Second Appraiser as to such private market value.

         The "Inter-Group Interest" of the TCI Group in the Telephony Group or the Liberty Media Group means any common stockholders' equity value of TCI attributable to the Telephony Group or the Liberty Media Group, as the case may be, that is not represented by outstanding shares of Telephony Group Common Stock or the Liberty Media Group Common Stock, as the case may be. The TCI Group's Inter-Group Interest in the Telephony Group is represented by the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest and the TCI Group's Inter-Group Interest in the Liberty Media Group is represented by the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest.

         The "Liberty Media Group" means as of any date of determination thereof:

                 (i) the interest of TCI or any of its subsidiaries in Liberty Media Corporation or any of its subsidiaries (including any successor thereto by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with a Related Business Transaction) and their respective properties and assets;

                 (ii) all assets and liabilities of TCI or any of its subsidiaries to the extent attributed to any of the properties or assets referred to in clause (i) of this sentence, whether or not such assets or liabilities are assets and liabilities of Liberty Media Corporation or any of its subsidiaries (or a successor as described in clause (i) of this sentence);

                 (iii) all assets and properties contributed or otherwise transferred to the Liberty Media Group from the TCI Group; and

                 (iv) the interest of TCI or any of its subsidiaries in the businesses, assets and liabilities acquired by TCI or any of its subsidiaries for the Liberty Media Group, as determined by the Board of Directors;

provided that (a) from and after any dividend or other distribution with respect to any shares of Liberty Media Group Common Stock (other than a dividend or other distribution payable in shares of Liberty Media Group Common Stock, with respect to which adjustment will be made as described in clause (i) of the definition of "Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest," or in other securities of TCI attributed to the Liberty Media Group for which provision will be made as described in the penultimate sentence of this definition), the Liberty Media Group will no longer include an amount of assets or properties equal to the aggregate amount of such kind of assets or properties so paid in respect of shares of Liberty Media Group Common Stock multiplied by a fraction the numerator of which is equal to the Liberty Media Group Inter-Group Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and the denominator of which is equal to the Liberty Media Group Outstanding Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and (b) from and after any transfer of assets or properties from the Liberty Media Group to the TCI Group, the Liberty Media Group will no longer include the assets or properties so transferred. If TCI pays a dividend or makes any other distribution with respect to shares of Liberty Media Group Common Stock payable in securities of TCI attributed to the Liberty Media Group other than Liberty Media Group Common Stock, the TCI Group will be deemed to hold an amount of such other securities equal to the amount so distributed multiplied by the fraction specified in clause (a) of this definition (determined as of a time immediately prior to the record date for such dividend or other distribution), and to the extent interest or dividends are paid or other distributions are made on such other securities so distributed to the holders of Liberty Media Group Common Stock, the Liberty Media Group will no longer include a corresponding ratable amount of the kind of assets paid as such interest or dividends or other distributions in respect of such securities so deemed to be held by the TCI Group. TCI may also, to the extent any such other securities constitute Convertible Securities which are at the time convertible, exercisable or exchangeable, cause such Convertible Securities deemed to be held by the TCI Group to be deemed to be converted, exercised or exchanged (and to the extent the terms of such Convertible Securities require payment or delivery of consideration in order to effect such conversion, exercise or exchange, the Liberty Media Group will in such case include an amount of the kind of properties or assets required to be paid or delivered as such consideration for the amount of the Convertible Securities deemed converted, exercised or exchanged as if such Convertible Securities were outstanding), in which case such Convertible Securities will no longer be deemed to be held by the TCI Group or attributed to the Liberty Media Group.

         The "Liberty Media Group Inter-Group Interest Fraction" means a fraction the numerator of which is the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest and the denominator of which is the sum of such Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest and the aggregate number of shares of Liberty Media Group Common Stock outstanding.

         "Liberty Media Group Net Proceeds" shall mean, as of any date, with respect to any Disposition of any of the properties and assets of the Liberty Media Group, an amount, if any, equal to the gross proceeds of such Disposition after any payment of, or reasonable provision for, (a) any taxes payable by TCI in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to clause (i) or (ii), respectively, of the first paragraph under "--Conversion and Redemption--Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock" (or which would have been payable but for the utilization of tax benefits attributable to the TCI Group or the Telephony Group), (b) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and
(c) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Liberty Media Group, including, without limitation, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations (without duplication of amounts allocated for the satisfaction of TCI's obligations with respect to Pre-Distribution Convertible Securities and Committed Acquisition Shares issuable which are included in the determination of the Adjusted Liberty Media Group Outstanding Interest Fraction) in respect of Preferred Stock attributed to the Liberty Media Group. For purposes of this definition, any properties and assets of the Liberty Media Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as can be supported by such properties and assets. To the extent the proceeds of any Disposition include any securities or other property other than cash, the Board of Directors shall determine the value of such securities or property, including for the purpose of determining the equivalent value thereof if the Board of Directors determines to pay a dividend or redemption price in cash or securities or other property as provided in the penultimate paragraph under "--CONVERSION AND REDEMPTION --Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock".

         The "Liberty Media Group Outstanding Interest Fraction" means a fraction the numerator of which is the aggregate number of shares of Liberty Media Group Common Stock outstanding and the denominator of which is the sum of such aggregate number of shares of Liberty Media Group Common Stock outstanding and the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest.

         "Lower Appraised Amount", with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, the lower of the respective final views of the First Appraiser and the Second Appraiser as to such private market value.

         "Market Capitalization" of any class or series of capital stock of TCI on any Trading Day shall mean the product of (i) the Market Value of one share of such class or series on such Trading Day and (ii) the number of shares of such class or series outstanding on such Trading Day.

         "Market Value" of any class or series of capital stock of TCI on any day shall mean the average of the high and low reported sales prices regular way of a share of such class or series on such day (if such day is a Trading Day, and if such day is not a Trading Day, on the Trading Day immediately preceding such day) or in case no such reported sale takes place on such Trading Day the average of the reported closing bid and asked prices regular way of a share of such class or series on such Trading Day, in either case on the Nasdaq National Market, or if the shares of such class or series are not quoted on such Nasdaq National Market on such Trading Day, the average of the closing bid and asked prices of a share of such class or series in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by TCI, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the market value of a share of such class or series as determined by the Board of Directors; provided that for purposes of determining the ratios described under "--Conversion and Redemption--Conversion of Telephony Group Common Stock at the Option of TCI", "--Conversion of Liberty Media Group Common Stock at the Option of TCI", "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock", and "--Mandatory Divided, Redemption or Conversion of Liberty Media Group Common Stock" and as described under "--LIQUIDATION RIGHTS," (a) the "Market Value" of any share of any series of Common Stock on any day prior to the "ex" date or any similar date for any dividend or distribution paid or to be paid with respect to such series of Common Stock shall be reduced by the fair market value of the per share amount of such dividend or distribution as determined by the Board of Directors and (b) the "Market Value" of any share of any series of Common Stock on any day prior to (i) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such series of Common Stock or (ii) the "ex" date or any similar date for any dividend or distribution with respect to any such series of Common Stock in shares of such series of Common Stock shall be appropriately adjusted to reflect such subdivision, combination, dividend or distribution; and provided, further, that to the extent that any assets or properties of the TCI Group are transferred to the Telephony Group prior to there being any shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock issued and outstanding, the Market Value of a share of Series A Telephony Group Common Stock shall be as determined in good faith by the Board of Directors for purposes of determining the increase in the Number of Shares Issuable in Respect of the Telephony Group Inter-Group Interest.

         "Mutually Appraised Amount", with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, the determination by the Mutually Designated Appraiser of such private market value.

         "Mutually Designated Appraiser" shall mean, if required with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, the investment banking firm of recognized national standing jointly designated by the First Appraiser and the Second Appraiser to make such determination.

         The "Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest" is currently zero and will from time to time be

                 (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Series A Liberty Media Group Common Stock and dividends or distributions of shares of Series A Liberty Media Group Common Stock or Series B Liberty Media Group Common Stock to holders of Series A Liberty Media Group Common Stock and other reclassifications of Series A Liberty Media Group Common Stock,

                 (ii) decreased (but not to less than zero) by (a) the aggregate number of shares of Series A Liberty Media Group Common Stock issued or sold by TCI after the Distribution other than Committed Acquisition Shares, the proceeds of which are attributed to the TCI Group, (b) the aggregate number of shares of Series A Liberty Media Group Common Stock issued or delivered upon conversion, exercise or exchange of Convertible Securities (other than Pre-Distribution Convertible Securities and Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares), the proceeds of which are attributed to the TCI Group, (c) the aggregate number of shares of Liberty Media Group Common Stock issued or delivered by TCI as a dividend or distribution to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, (d) the aggregate number of shares of Liberty Media Group Common Stock issued or delivered upon the conversion, exercise or exchange of any Convertible Securities (other than Pre-Distribution Convertible Securities and Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares) issued or delivered by TCI after the Distribution as a dividend or distribution or by reclassification or exchange to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock and (e) the aggregate number of shares of Series A Liberty Media Group Common Stock (rounded, if necessary, to the nearest whole number), equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties attributed to the Liberty Media Group that are transferred from the Liberty Media Group to the TCI Group in consideration of a reduction in the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest, divided by the Market Value of one share of Series A Liberty Media Group Common Stock as of the date of such transfer, and

                 (iii) increased by (a) the aggregate number of any shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock which are retired or otherwise cease to be outstanding following their purchase with funds attributed to the TCI Group, (b) a number (rounded, if necessary, to the nearest whole number), equal to the fair value (as determined by the Board of Directors) of assets or properties theretofore attributed to the TCI Group that are contributed to the Liberty Media Group in consideration of an increase in the Number of Shares Issuable with Respect to the Liberty Media Group Inter- Group Interest, divided by the Market Value of one share of Series A Liberty Media Group Common Stock as of the date of such contribution and (c) the aggregate number of shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock into or for which Convertible Securities are deemed to be converted, exercised or exchanged pursuant to the last sentence of the definition of "TCI Group."

TCI will not issue or sell shares of Series B Liberty Media Group Common Stock in respect of a reduction in the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest. Whenever a change in the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest occurs, TCI will prepare and file a statement of such change with the Secretary of TCI.

         "Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest" shall initially be _____ shares of Telephony Group Common Stock, which may be issued as shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock and represents 100% of the common stockholders' equity value of TCI attributable to the Telephony Group prior to the Offerings, as determined by the Board of Directors, and shall from time to time thereafter, as applicable, be

                 (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the Series A Telephony Group Common Stock and Series B Telephony

         Group Common Stock and dividends or distributions of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock to holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and other reclassifications of the Series A Telephony Group Common Stock and Series B Telephony Group Common Stock,

                 (ii) decreased (but not to less than zero) by (i) the aggregate number of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock issued or sold by TCI the proceeds of which are attributed to the TCI Group, (ii) the aggregate number of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock issued or delivered upon conversion, exercise or exchange of Convertible Securities, the proceeds of which are attributed to the TCI Group, (iii) the aggregate number of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock issued or delivered by TCI as a dividend or distribution to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, (iv) the aggregate number of shares of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock issued or delivered upon the conversion, exercise or exchange of any Convertible Securities issued or delivered by TCI as a dividend or distribution or by reclassification or exchange to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock and (v) the aggregate number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock (rounded, if necessary, to the nearest whole number), equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties attributed to the Telephony Group that are transferred from the Telephony Group to the TCI Group in consideration of a reduction in the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, divided by the Market Value of one share of Series A Telephony Group Common Stock as of the date of such transfer, and

                 (iii) increased by (i) the aggregate number of any shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock which are retired or otherwise cease to be outstanding following their purchase with funds attributed to the TCI Group, (ii) a number (rounded, if necessary, to the nearest whole number), equal to the fair value (as determined by the Board of Directors) of assets or properties, theretofore attributed to the TCI Group that are contributed to the Telephony Group in consideration of an increase in the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, divided by the Market Value of one share of Series A Telephony Group Common Stock as of the date of such contribution and (iii) the aggregate number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which Convertible Securities are deemed to be converted, exercised or exchanged pursuant to the last sentence of the definition of "TCI Group."

         Whenever a change in the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest occurs, TCI shall prepare and file a statement of such change with the Secretary of TCI.

         "Pre-Distribution Convertible Securities" means Convertible Securities that were outstanding on the record date for the Liberty Media Group Distribution and were, prior to such date, convertible into or exercisable or exchangeable for shares of TCI's Class A Common Stock, par value $1.00 per share (which has been redesignated Series A TCI Group Common Stock).

         "Qualifying Subsidiary" shall mean a Subsidiary of TCI in which (x) TCI's ownership and voting interest is sufficient to satisfy the requirements of the Service for a tax free distribution of TCI's interest in such Subsidiary to the holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock or (y) TCI owns, directly or indirectly, all of the issued and outstanding capital stock.

         "Related Business Transaction" shall mean any Disposition of all or substantially all of the properties and assets of the Telephony Group or the Liberty Media Group , as the case may be, in which TCI receives as proceeds of such Disposition primarily equity securities (including, without limitation, capital stock, convertible securities, partnership or limited partnership interests and other types of equity securities, without regard to the voting power or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets and properties of the Telephony Group or the Liberty Media Group, as the case may be, any entity which succeeds (by merger, formation of a joint venture enterprise or otherwise) to such assets and properties of the Telephony Group or the Liberty Media Group, as the case may be, or a third party issuer, which purchaser, acquiror or other issuer is engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by the Telephony Group or the Liberty Media Group, as the case may be, prior to such Disposition, as determined in good faith by the Board of Directors.

         "Second Appraiser" means, with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, an investment banking firm of recognized national standing selected by the Independent Committee (as defined herein) to make such determination.

         "Selection Date", with respect to any determination of the Telephony Group Private Market Value or the Liberty Media Group Private Market Value, shall mean the date upon which the Second Appraiser for such determination is selected by the Independent Committee.

         The "TCI Group" means as of any date of determination thereof:

                 (i) the interest of TCI or any of its subsidiaries in all of the businesses in which TCI or any of its subsidiaries (or any of their predecessors or successors) is or has been engaged, directly or indirectly, and the respective assets and liabilities of TCI or any of its subsidiaries, other than any businesses, assets or liabilities of the Liberty Media Group or the Telephony Group;

                 (ii) a proportionate interest in the businesses, assets and liabilities of the Liberty Media Group equal to the Liberty Media Group Inter-Group Interest Fraction as of such date and a proportionate interest in the businesses, assets and liabilities of the Telephony Group equal to the Telephony Group Inter-Group Interest Fraction as of such date;

                 (iii) from and after any dividend or other distribution with respect to shares of Liberty Media Group Common Stock (other than a dividend or other distribution payable in shares of Liberty Media Group Common Stock, with respect to which adjustment will be made as described in clause (i) of the definition of "Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest," or in other securities of TCI attributed to the Liberty Media Group, for which provision will be made as described in the second sentence of this definition), an amount of assets or properties theretofore included in the Liberty Media Group equal to the aggregate amount of such kind of assets or properties so paid in respect of such dividend or other distribution with respect to shares of Liberty Media Group Common Stock multiplied by a fraction the numerator of which is equal to the Liberty Media Group Inter-Group Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and the denominator of which is equal to the Liberty Media Group Outstanding Interest Fraction in effect immediately prior to the record date for such dividend or other distribution;

                 (iv) from and after any dividend or other distribution with respect to shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock, with respect to which adjustment will be made as described in clause (i) of the definition of "Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, or in other securities of TCI attributed to the Telephony Group, for which provision will be made as described in the penultimate sentence of this definition), an amount of assets or properties theretofore included in the Telephony Group equal to the aggregate amount of such kind of assets or properties so paid in respect of such dividend or distribution with respect to shares of Telephony Group Common Stock multiplied by a fraction the numerator of which is equal to the Telephony Group Inter-Group Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and the denominator of which is equal to the Telephony Group Outstanding Interest Fraction in effect immediately prior to the record date for such dividend or other distribution; and

                 (v) any assets or properties transferred from the Liberty Media Group or the Telephony Group to the TCI Group;

provided that, from and after any contribution or transfer of any assets or properties from the TCI Group to the Liberty Media Group or the Telephony Group, the TCI Group will no longer include such assets or properties so contributed or transferred (other than pursuant to its interest in the businesses, assets and liabilities of the Liberty Media Group or the Telephony Group, as applicable, described in clause (ii) above). If TCI pays a dividend or makes any other distribution with respect to shares of Liberty Media Group Common Stock payable in other securities of TCI attributed to the Liberty Media Group, the TCI Group will be deemed to hold an amount of such other securities equal to the amount so distributed multiplied by the fraction specified in clause (iii) of this definition (determined as of a time immediately prior to the record date for such dividend or other distribution), and to the extent interest or dividends are paid or other distributions are made on such other securities so distributed to holders of Liberty Media Group Common Stock, the TCI Group will include a corresponding ratable amount of the kind of assets paid as such interest or dividends or other distributions in respect of such securities so deemed to be held by the TCI Group. If TCI pays a dividend or makes any other distribution with respect to shares of Telephony Group Common Stock payable in other securities of TCI attributed to the Telephony Group, the TCI Group will be deemed to hold an amount of such other securities equal to the amount so distributed multiplied by the fraction specified in clause (iv) of this definition (determined as of a time immediately prior to the record date for such dividend or other distribution), and to the extent interest or dividends are paid or other distributions are made on such other securities so distributed to holders of Telephony Group Common Stock, the TCI Group will include a corresponding ratable amount of the kind of assets paid as such interest or dividends or other distribution in respect of such securities so deemed to be held by the TCI Group. TCI may also, to the extent any such other securities constitute Convertible Securities which are at the time convertible, exercisable or exchangeable, cause such Convertible Securities deemed to be held by the TCI Group to be deemed to be converted, exercised or exchanged (and to the extent the terms of such Convertible Securities require payment or delivery of consideration in order to effect such conversion, exercise or exchange, the TCI Group will in such case no longer include an amount of the kind of properties or assets required to be paid or delivered as such consideration for the amount of the Convertible Securities deemed converted, exercised or exchanged as if such Convertible Securities were outstanding), in which case such Convertible Securities will no longer be deemed to be held by the TCI Group or attributed to the Liberty Media Group or Telephony Group, as applicable.

         "Telephony Group" shall mean, as of any date that any shares of Telephony Group Common Stock have been issued and continue to be outstanding:

                 (i) the interest of TCI or of any of its subsidiaries in TTS-Delaware or any of its subsidiaries (including any successor thereto by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with a Related Business Transaction) and their respective properties and assets,

                 (ii) all assets and liabilities of TCI or any of its subsidiaries to the extent attributed to any of the properties or assets referred to in clause (i) of this sentence, whether or not such assets or liabilities are assets and liabilities of TCI Telephony or any of its subsidiaries (or a successor as described in clause (i) of this sentence),

                 (iii) all assets and properties contributed or otherwise transferred to the Telephony Group from the TCI Group, and

                 (iv) the interest of TCI or any of its subsidiaries in the businesses, assets and liabilities acquired by TCI or any of its subsidiaries for the Telephony Group, as determined by the Board of Directors;

provided that (i) from and after any dividend or other distribution with respect to any shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock, with respect to which adjustment shall be made as provided in clause (i) of the definition of "Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest," or in other securities of TCI attributed to the Telephony Group for which provision shall be made as set forth in the penultimate sentence of this definition), the Telephony Group shall no longer include an amount of assets or properties equal to the aggregate amount of such kind of assets or properties so paid in respect of shares of Telephony Group Common Stock multiplied by a fraction the numerator of which is equal to the Telephony Group Inter-Group Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and the denominator of which is equal to the Telephony Group Outstanding Interest Fraction in effect immediately prior to the record date for such dividend or other distribution and (ii) from and after any transfer of assets or properties from the Telephony Group to the TCI Group, the Telephony Group shall no longer include the assets or properties so transferred. If TCI shall pay a dividend or make any other distribution with respect to shares of Telephony Group Common Stock payable in securities of TCI attributed to the Telephony Group other than Telephony Group Common Stock, the TCI Group shall be deemed to hold an amount of such other securities equal to the amount so distributed multiplied by the fraction specified in clause (i) of this definition (determined as of a time immediately prior to the record date for such dividend or other distribution), and to the extent interest or dividends are paid or other distributions are made on such other securities so distributed to the holders of Telephony Group Common Stock, the Telephony Group shall no longer include a corresponding ratable amount of the kind of assets paid as such interest or dividends or other distributions in respect of such securities so deemed to be held by the TCI Group. TCI may also, to the extent any such other securities constitute Convertible Securities which are at the time convertible, exercisable or exchangeable, cause such Convertible Securities deemed to be held by the TCI Group to be deemed to be converted, exercised or exchanged (and to the extent the terms of such Convertible Securities require payment or delivery of consideration in order to effect such conversion, exercise or exchange, the Telephony Group shall in such case include an amount of the kind of properties or assets required to be paid or delivered as such consideration for the amount of the Convertible Securities deemed converted, exercised or exchanged as if such Convertible Securities were outstanding), in which case such Convertible Securities shall no longer be deemed to be held by the TCI Group or attributed to the Telephony Group.

         "Telephony Group Inter-Group Interest Fraction," as of any date, shall mean a fraction the numerator of which is the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest as of such date and the denominator of which is the sum of (a) such Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest as of such date and (b) the aggregate number of shares of Telephony Group Common Stock outstanding as of such date.

         "Telephony Group Net Proceeds" shall mean, as of any date, with respect to any Disposition of any of the properties and assets of the Telephony Group, an amount, if any, equal to the gross proceeds of such Disposition after any payment of, or reasonable provision for, (a) any taxes payable by TCI in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to clause (i) or (ii), respectively, of the first paragraph under "--CONVERSION AND REDEMPTION--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock" (or which would have been payable but for the utilization of tax benefits attributable to the TCI Group or the Liberty Media Group), (b) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (c) any liabilities and other obligations (contingent or otherwise) of, or attributed to, the Telephony Group, including, without limitation, any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preferred Stock attributed to the Telephony Group. For purposes of this definition, any properties and assets of the Telephony Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as can be supported by such properties and assets. To the extent the proceeds of any Disposition include any securities or other property other than cash, the Board of Directors shall determine the value of such securities or property, including for the purpose of determining the equivalent value thereof if the Board of Directors determines to pay a dividend or redemption price in cash or securities or other property as provided in the third paragraph under "--CONVERSION AND REDEMPTION--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock".

         "Telephony Group Outstanding Interest Fraction," as of any date, shall mean a fraction the numerator of which is the aggregate number of shares of Telephony Group Common Stock outstanding on such date and the denominator of which is the sum of (a) such aggregate number of shares of Series A Telephony Group Common Stock outstanding on such date and (b) the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest as of such date.

         VOTING RIGHTS

         Holders of Series A TCI Group Common Stock, Series A Telephony Group Common Stock and Series A Liberty Media Group Common Stock are entitled to one vote for each share of such stock held, and holders of Series B TCI Group Common Stock, Series B Telephony Group Common Stock and Series B Liberty Media Group Common Stock, in each case, are entitled to ten votes for each share of such stock held, on all matters presented to such stockholders. Except as may otherwise be required by the laws of the State of Delaware or, with respect to any class of Preferred Stock or any series of such a class, in the TCI Charter (including any resolution or resolutions providing for the establishment of such class or series pursuant to authority vested in the Board of Directors by the TCI Charter), the holders of TCI Group Common Stock, the holders of Telephony Group Common Stock, the holders of Liberty Media Group Common Stock and the holders of each class or series of Preferred Stock, if any, entitled to vote thereon will vote as one class for all purposes.

         None of the holders of Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Telephony Group Common Stock, Series B Telephony Group Common Stock, Series A Liberty Media Group Common Stock or Series B Liberty Media Group Common Stock have any rights to vote as a separate class or series on any matter coming before the stockholders of TCI, except with respect to certain limited class and series voting rights provided under the DGCL. Under the DGCL, the approval of the holders of a majority of the outstanding shares of any class of capital stock of a corporation, voting separately as a class, is required to approve any amendment to the charter that would alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, provided that, if any amendment would alter or change the powers, preferences or special rights of one or more series of the class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be entitled to vote thereon separately as a class.

         DIVIDENDS

         Subject to the prior payment of dividends on, and other rights of, any of the outstanding shares of Preferred Stock, dividends may be paid as determined by the Board of Directors (i) on the TCI Group Common Stock out of the lesser of (x) the TCI Group Available Dividend Amount and (y) funds of TCI legally available therefor under the DGCL, (ii) on the Telephony Group Common Stock out of the lesser of (x) the Telephony Group Available Dividend Amount and (y) funds of TCI legally available therefor under the DGCL, and (iii) on the Liberty Media Group Common Stock out of the lesser of (x) the Liberty Media Group Available Dividend Amount and (y) funds of TCI legally available therefor under the DGCL. Under the DGCL the amount of the funds of TCI legally available for the payment of dividends on any series of Common Stock is determined on the basis of the entire corporation and not just the TCI Group, the Telephony Group or the Liberty Media Group. Consequently, the amount of legally available funds will be reduced by the amount of any net losses of the TCI Group, the Telephony Group or the Liberty Media Group and any dividends or distributions on, or repurchases of, the TCI Group Common Stock, the Telephony Group Common Stock or the Liberty Media Group Common Stock, if any, and any dividends or distributions on, or repurchases of, the TCI Group Common Stock, the Telephony Group Common Stock or the Liberty Media Group Common Stock, if any, and dividends on, or certain repurchases of, Preferred Stock. Certain loan agreements to which certain subsidiaries of TCI are parties or are subject contain restricted payment provisions that limit the amount of dividends, other than stock dividends, that those companies may pay. Future loan agreements may also contain similar restrictions and limits.

         The "TCI Group Available Dividend Amount," as of any date, means either (i) the excess of (a) an amount equal to the total assets of the TCI Group less the total liabilities (not including preferred stock) of the TCI Group as of such date over (b) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of TCI Group Common Stock and each class or series of Preferred Stock attributed to the TCI Group or (ii) in case there is no such excess, an amount equal to the Company Earnings (Loss) Attributable to the TCI Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year. The "Company Earnings (Loss) Attributable to the TCI Group," for any period, means the net earnings or loss of the TCI Group for such period determined on a basis consistent with the determination of the net earnings or loss of the TCI Group for such period as presented in the combined financial statements of the TCI Group for such period, including income and expenses of TCI attributed to the operations of the TCI Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes. The TCI Group Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the TCI Group Common Stock under the DGCL if the TCI Group were a separate Delaware corporation. There can be no assurance that there will be a TCI Group Available Dividend Amount.

         The "Telephony Group Available Dividend Amount," as of any date, means the product of the Telephony Group Outstanding Interest Fraction and either (i) the excess of (a) an amount equal to the total assets of the Telephony Group less the total liabilities (not including preferred stock) of the Telephony Group as of such date over (b) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Telephony Group Common Stock and each class or series of Preferred Stock attributed to the Telephony Group or (ii) in case there is no such excess, an amount equal to the Company Earnings (Loss) Attributable to the Telephony Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year. The "Company Earnings (Loss) Attributable to the Telephony Group," for any period, means the net earnings or loss of the Telephony Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Telephony Group for such period as presented in the combined financial statements of the Telephony Group for such period, including income and expenses of TCI attributed to the operations of the Telephony Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes. The Telephony Group Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the Telephony Group Common Stock under the DGCL if the Telephony Group were a separate Delaware corporation. There can be no assurance that there will be a Telephony Group Available Dividend Amount.

         The "Liberty Media Group Available Dividend Amount," as of any date, means the product of the Liberty Media Group Outstanding Interest Fraction and either (i) the excess of (a) an amount equal to the total assets of the Liberty Media Group less the total liabilities (not including preferred stock) of the Liberty Media Group as of such date over (b) the aggregate par value of, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Media Group Common Stock and each class or series of Preferred Stock attributed to the Liberty Media Group or (ii) in case there is no such excess, an amount equal to the Company Earnings (Loss) Attributable to the Liberty Media Group (if positive) for the fiscal year in which such date occurs and/or the preceding fiscal year. The "Company Earnings (Loss) Attributable to the Liberty Media Group," for any period, means the net earnings or loss of the Liberty Media Group for such period determined on a basis consistent with the determination of the net earnings or loss of the Liberty Media Group for such period as presented in the combined financial statements of the Liberty Media Group for such period, including income and expenses of TCI attributed to the operations of the Liberty Media Group on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and income taxes. The Liberty Media Group Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the Liberty Media Group Common Stock under the DGCL if the Liberty Media Group were a separate Delaware corporation. There is no assurance that there will be a Liberty Media Group Available Dividend Amount.

         Except for dividends declared or paid as described below under "--SHARE DISTRIBUTIONS" and "--CONVERSION AND REDEMPTION--Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock," any dividends paid on the Series A TCI Group Common Stock or the Series B TCI Group Common Stock will be paid only on both series, in equal amounts per share; any dividends paid on the Series A Telephony Group Common Stock or the Series B Telephony Group Common Stock will be paid only on both series, in equal amounts per share; and any dividends paid on the Series A Liberty Media Group Common Stock or the Series B Liberty Media Group Common Stock will be paid only on both series, in equal amounts per share.

         The Board of Directors, subject to the provisions described above and under "--SHARE DISTRIBUTIONS" below, has the authority and discretion to declare and pay dividends on the TCI Group Common Stock, the Telephony Group Common Stock or the Liberty Media Group Common Stock in equal or unequal amounts, notwithstanding the relationship between the TCI Group Available Dividend Amount, the Telephony Group Available Dividend Amount and the Liberty Media Group Available Dividend Amount , the respective amounts of prior dividends declared on, or liquidation rights of, the TCI Group Common Stock, the Telephony Group Common Stock or the Liberty Media Group Common Stock or any other factor.

         At the time of any dividend or other distribution on the outstanding shares of Telephony Group Common Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all of the properties and assets of the Telephony Group as described under "--CONVERSION AND REDEMPTION--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock"), the TCI Group will (if at such time there is an Inter-Group Interest in the Telephony Group) be credited, and the Telephony Group will be charged (in addition to the charge for the dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Common Stock), with an amount equal to the product of (i) the aggregate amount of such dividend or distribution paid or distributed in respect of outstanding shares of Telephony Group Common Stock times (ii) a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction.

         At the time of any dividend or other distribution on the outstanding shares of Liberty Media Group Common Stock (including any dividend of Net Proceeds from the Disposition of all or substantially all of the properties and assets of the Liberty Media Group as described below under "--CONVERSION AND REDEMPTION--Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock"), the TCI Group will (if at such time there is an Inter-Group Interest in the Liberty Media Group) be credited, and the Liberty Media Group will be charged (in addition to the charge for the dividend or other distribution paid or distributed in respect of outstanding shares of Liberty Media Group Common Stock), with an amount equal to the product of (i) the aggregate amount of such dividend or distribution paid or distributed in respect of outstanding shares of Liberty Media Group Common Stock times (ii) a fraction the numerator of which is the Liberty Media Group Inter-Group Interest Fraction and the denominator of which is the Liberty Media Group Outstanding Interest Fraction.

         See Annex C--Illustration of Certain Terms for illustrations of the calculation of the Telephony Group Inter-Group Interest Fraction and the effects of dividends on shares of Telephony Group Common Stock.

         SHARE DISTRIBUTIONS

         Distributions on TCI Group Common Stock.   If at any time after the
Liberty Media Group Distribution and the initial issuance of shares of Telephony Group Common Stock a distribution is to be made with respect to the TCI Group Common Stock in TCI Group Common Stock, Telephony Group Common Stock, Liberty Media Group Common Stock, or any other securities of TCI or any other person (a "share distribution"), such share distribution will be declared and paid only as follows:

                 (i) a share distribution consisting of shares of Series A TCI Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A TCI Group Common Stock) to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, on an equal per share basis; or consisting of shares of Series B TCI Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B TCI Group Common Stock) to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, on an equal per share basis; or consisting of shares of Series A TCI Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A TCI Group Common Stock) to holders of Series A TCI Group Common Stock and, on an equal per share basis, shares of Series B TCI Group Common Stock (or like Convertible Securities convertible into or exercisable or exchangeable for shares of Series B TCI Group Common Stock) to holders of Series B TCI Group Common Stock;

                 (ii) a share distribution consisting of shares of Series A Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Telephony Group Common Stock) to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, on an equal per share basis; or consisting of shares of Series B Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Telephony Group Common Stock) to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, on an equal per share basis; or consisting of shares of Series A TCI Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A TCI Group Common Stock) to holders of Series A TCI Group Common Stock and, on an equal per share basis, shares of Series B Telephony Group Common Stock (or like Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Telephony Group Common Stock) to holders of Series B TCI Group Common Stock; provided that the sum of
         (A) the aggregate number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock to be so issued (or the number of such shares which would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so issued) and (B) the number of shares of Series A Telephony Group Common Stock that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the TCI Group is less than or equal to the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest; and

                 (iii) a share distribution consisting of shares of Series A Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Media Group Common Stock) to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock, on an equal per share basis; provided that the sum of (A) the aggregate number of shares of Series A Liberty Media Group Common Stock to be so issued (or the number of such shares which would be issuable upon conversion, exercise or exchange of any Convertible Securities to be so issued) and (B) the number of shares of such series that are subject to issuance upon conversion, exercise or exchange of any Convertible Securities then outstanding that are attributed to the TCI Group (other than Pre-Distribution Convertible Securities and other than Convertible Securities convertible into or exercisable or exchangeable for Committed Acquisition Shares) is less than or equal to the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest;

                 (iv) a share distribution consisting of any class or series of securities of TCI or any other person other than TCI Group Common Stock, Telephony Group Common Stock or Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of TCI Group Common Stock, Telephony Group Common Stock or Liberty Media Group Common Stock), either on the basis of a distribution of identical securities, on an equal per share basis, to holders of Series A TCI Group Common Stock and Series B TCI Group Common Stock or on the basis of a distribution of one class or series of securities to holders of Series A TCI Group Common Stock and another class or series of securities to holders of Series B TCI Group Common Stock, provided that the securities so distributed (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights and related differences in designation, conversion, redemption and share distribution provisions, with holders of shares of Series B TCI Group Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A TCI Group Common Stock and the Series B TCI Group Common Stock), provided that if the securities so distributed constitute capital stock of a subsidiary of TCI, such rights will not differ to a greater extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A TCI Group Common Stock and the Series B TCI Group Common Stock, and provided in each case that such distribution is otherwise made on an equal per share basis.

         TCI will not reclassify, subdivide or combine the Series A TCI Group Common Stock without reclassifying, subdividing or combining the Series B TCI Group Common Stock, on an equal per share basis, and TCI will not reclassify, subdivide or combine the Series B TCI Group Common Stock without reclassifying, subdividing or combining the Series A TCI Group Common Stock, on an equal per share basis.

         Distributions on Telephony Group Common Stock. If at any time a share distribution is to be made with respect to the Telephony Group Common Stock, such share distribution will be declared and paid only as follows (or as described under the caption "--CONVERSION AND REDEMPTION" with respect to the redemptions and other distributions referred to therein):

                 (i) a share distribution consisting of shares of Series A Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Telephony Group Common Stock) to holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, on an equal per share basis; or consisting of shares of Series B Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Telephony Group Common Stock) to holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, on an equal per share basis; or consisting of shares of Series A Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Telephony Group Common Stock) to holders of Series A Telephony Group Common Stock and, on an equal per share basis, shares of Series B Telephony Group Common Stock (or like Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Telephony Group Common Stock) to holders of Series B Telephony Group Common Stock; and

                 (ii) a share distribution consisting of any class or series of securities of TCI or any other person other than as described in the immediately preceding clause (i) and other than TCI Group Common Stock or Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of TCI Group Common Stock or Liberty Media Group Common Stock), either on the basis of a distribution of identical securities, on an equal per share basis, to holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock or on the basis of a distribution of one class or series of securities to holders of Series A Telephony Group Common Stock and another class or series of securities to holders of Series B Telephony Group Common Stock, provided that the securities so distributed (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights and related differences in designation, conversion, redemption and share distribution provisions, with holders of shares of Series B Telephony Group Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock), provided that if the securities so distributed constitute capital stock of a subsidiary of TCI, such rights will not differ to a greater extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock, and provided in each case that such distribution is otherwise made on an equal per share basis.

         TCI will not reclassify, subdivide or combine the Series A Telephony Group Common Stock without reclassifying, subdividing or combining the Series B Telephony Group Common Stock, on an equal per share basis, and TCI will not reclassify, subdivide or combine the Series B Telephony Group Common Stock without reclassifying, subdividing or combining the Series A Telephony Group Common Stock, on an equal per share basis.


         Distributions on Liberty Media Group Common Stock. If at any time a share distribution is to be made with respect to the Liberty Media Group Common Stock, such share distribution will be declared and paid only as follows (or as described under "--CONVERSION AND REDEMPTION" with respect to the redemptions and other distributions referred to therein):

         (i) a share distribution consisting of shares of Series A Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Media Group Common Stock) to holders of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, on an equal per share basis; or consisting of shares of Series B Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Media Group Common Stock) to holders of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, on an equal per share basis; or consisting of shares of Series A Liberty Media Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A Liberty Media Group Common Stock) to holders of Series A Liberty Media Group Common Stock and, on an equal per share basis, shares of Series B Liberty Media Group Common Stock (or like Convertible Securities convertible into or exercisable or exchangeable for shares of Series B Liberty Media Group Common Stock) to holders of Series B Liberty Media Group Common Stock; and

         (ii) a share distribution consisting of any class or series of securities of TCI or any other person other than as described in the immediately preceding clause (i) and other than TCI Group Common Stock or Telephony Group Common Stock (or Convertible Securities convertible into or exercisable or exchangeable for shares of Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Telephony Group Common Stock or Series B Telephony Group Common Stock), either on the basis of a distribution of identical securities, on an equal per share basis, to holders of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock or on the basis of a distribution of one class or series of securities to holders of Series A Liberty Media Group Common Stock and another class or series of securities to holders of Series B Liberty Media Group Common Stock, provided that the securities so distributed (and, if the distribution consists of Convertible Securities, the securities into which such Convertible Securities are convertible or for which they are exercisable or exchangeable) do not differ in any respect other than their relative voting rights and related differences in designation, conversion, redemption and share distribution provisions, with holders of shares of Series B Liberty Media Group Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock), provided that if the securities so distributed constitute capital stock of a subsidiary of TCI, such rights will not differ to a greater extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock, and provided in each case that such distribution is otherwise made on an equal per share basis.

         TCI will not reclassify, subdivide or combine the Series A Liberty Media Group Common Stock without reclassifying, subdividing or combining the Series B Liberty Media Group Common Stock, on an equal per share basis, and TCI will not reclassify, subdivide or combine the Series B Liberty Media Group Common Stock without reclassifying, subdividing or combining the Series A Liberty Media Group Common Stock, on an equal per share basis.


         CONVERSION AND REDEMPTION

         Conversion at the Option of the Holder. Each share of Series B TCI Group Common Stock is convertible, at the option of the holder thereof, into one share of Series A TCI Group Common Stock. Each share of Series B Telephony Group Common Stock is convertible, at the option of the holder thereof, into one share of Series A Telephony Group Common Stock. Each share of Series B Liberty Media Group Common Stock is convertible, at the option of the holder
thereof, into one share of Series A Liberty Media Group Common Stock.   Any
such conversion may be effected by surrendering the certificate or certificates representing the Series B TCI Group Common Stock, the Series B Telephony Group Common Stock or the Series B Liberty Media Group Common Stock, as the case may be, to be converted, duly endorsed, at the office of TCI or its transfer agent, together with a written notice that such holder elects to convert all or a specified number of the shares represented by such certificate or certificates and stating the name or names in which such holder desires the certificate or certificates deliverable upon conversion to be issued. If so required by TCI, any certificate for shares surrendered for conversion will be accompanied by instruments of transfer, in form satisfactory to TCI, duly executed by the holder of such shares or the duly authorized representative of such holder. Such conversion will be deemed to have been made at the close of business on the date of receipt by TCI or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer referred to above, and the person or persons entitled to receive the Series A TCI Group Common Stock, the Series A Telephony Group Common Stock or the Series A Liberty Media Group Common Stock, as the case may be, issuable on such conversion will be treated for all purposes as the record holder or holders of such Series A TCI Group Common Stock, Series A Telephony Group Common Stock or Series A Liberty Media Group Common Stock on that date. Shares of Series A TCI Group Common Stock are not convertible into shares of Series B TCI Group Common Stock; shares of Series A Telephony Group Common Stock are not convertible into shares of Series B Telephony Group Common Stock; and shares of Series A Liberty Media Group Common Stock are not convertible into shares of Series B Liberty Media Group Common Stock.

         Conversion of Telephony Group Common Stock at the Option of TCI. The Board of Directors may at any time declare that (i) all of the outstanding shares of Series A Telephony Group Common Stock will be converted into a number (or fraction) of fully paid and nonassessable shares of Series A TCI Group Common Stock equal to the Telephony Group Optional Conversion Ratio, and (ii) all of the outstanding shares of Series B Telephony Group Common Stock will be converted into a number (or fraction) of fully paid and nonassessable shares of Series B TCI Group Common Stock equal to the Telephony Group Optional Conversion Ratio.

         For these purposes, the "Telephony Group Optional Conversion Ratio" means the quotient (calculated to the nearest five decimal places) obtained by dividing (x) the Telephony Group Common Stock Per Share Value by (y) the average Market Value of one share of Series A TCI Group Common Stock over the 20-Trading Day period ending on the Trading Day preceding the Appraisal Date. The Telephony Group Common Stock Per Share Value will equal the quotient obtained by dividing the Telephony Group Private Market Value by the Adjusted Outstanding Shares of Telephony Group Common Stock, which will be determined in the manner provided below.

         The "Telephony Group Private Market Value" means an amount equal to the private market value of the Telephony Group as of the Appraisal Date. In the event that TCI determines to establish the Telephony Group Private Market Value, TCI shall designate the First Appraiser and a committee of the Board of Directors all of whose members are independent directors as determined under the Nasdaq National Market rule (the "Independent Committee") shall designate the Second Appraiser. Not later than 20 days after the Selection Date, the First Appraiser and the Second Appraiser will each determine its initial view as to the private market value of the Telephony Group as of the Appraisal Date and will consult with one another with respect thereto. Not later than the 30th day after the Selection Date, the First Appraiser and the Second Appraiser will each have determined its final view as to such private market value. The

Higher Appraised Amount is not more than 120% of the Lower Appraised Amount, the Telephony Group Private Market Value (subject to any adjustment described in the second succeeding paragraph) will be the average of those two amounts. If the Higher Appraised Amount is more than 120% of the Lower Appraised Amount, the First Appraiser and the Second Appraiser will agree upon and jointly designate the Mutually Designated Appraiser to determine such private market value. The Mutually Designated Appraiser will not be provided with any of the work of the First Appraiser and the Second Appraiser. The Mutually Designated Appraiser will, no later than the 20th day after the date the Mutually Designated Appraiser is designated, determine the Mutually Appraised Amount, and the Telephony Group Private Market Value (subject to any adjustment described in the second succeeding paragraph) will be (i) if the Mutually Appraised Amount is between the Lower Appraised Amount and the Higher Appraised Amount, (a) the average of (1) the Mutually Appraised Amount and (2) the Lower Appraised Amount or the Higher Appraised Amount, whichever is closer to the Mutually Appraised Amount, or (b) the Mutually Appraised Amount, if neither the Lower Appraised Amount nor the Higher Appraised Amount is closer to the Mutually Appraised Amount, or (ii) if the Mutually Appraised Amount is greater than the Higher Appraised Amount or less than the Lower Appraised Amount, the average of the Higher Appraised Amount and the Lower Appraised Amount. For these purposes, if any such investment banking firm expresses its final view of the private market value of the Telephony Group as a range of values, such investment banking firm's final view of such private market value will be deemed to be the midpoint of such range of values.

         Each of the investment banking firms referred to in the immediately preceding paragraph will be instructed to determine the private market value of the Telephony Group as of the Appraisal Date based upon the amount a willing purchaser would pay to a willing seller, in an arm's-length transaction, if it were acquiring the Telephony Group, as if the Telephony Group were a publicly traded non-controlled corporation and the purchaser was acquiring all of the capital stock of such corporation and without consideration of any potential regulatory constraints limiting the potential purchasers of the Telephony Group other than that which would have existed if the Telephony Group were a publicly traded non-controlled entity.

         Following the determination of the Telephony Group Private Market Value, the investment banking firms whose final views of the private market value of the Telephony Group were used in the calculation of the Telephony Group Private Market Value will determine the Adjusted Outstanding Shares of Telephony Group Common Stock together with any further appropriate adjustments to the Telephony Group Private Market Value resulting from such determination. The "Adjusted Outstanding Shares of Telephony Group Common Stock" means a number, as determined by such investment banking firms as of the Appraisal Date, equal to the sum of the number of shares of Telephony Group Common Stock outstanding, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, and the number of shares of Telephony Group Common Stock issuable upon the conversion, exercise or exchange of those Convertible Securities the holders of which would derive an economic benefit from conversion, exercise or exchange of such Convertible Securities which exceeds the economic benefit of not converting, exercising or exchanging such Convertible Securities. The "Telephony Group Common Stock Per Share Value" means the quotient obtained by dividing the Telephony Group Private Market Value by the Adjusted Outstanding Shares of Telephony Group Common Stock, provided that if such investment banking firms do not agree on the determinations provided for in this paragraph, the Telephony Group Common Stock Per Share Value will be the average of the quotients so obtained on the basis of the respective determinations of such firms.

         If TCI determines to convert shares of Series A Telephony Group Common Stock into Series A TCI Group Common Stock and shares of Series B Telephony Group Common Stock into Series B TCI Group Common Stock at the Telephony Group Optional Conversion Ratio, such conversion will occur on a conversion date on or prior to the 120th day following the Appraisal Date. If TCI determines not to undertake such conversion, TCI may at any time thereafter undertake to reestablish the Telephony Group Common Stock Per Share Value as of a subsequent date.

         Any such conversion would dilute the interests of holders of TCI Group Common Stock and would preclude holders of Telephony Group Common Stock from retaining their interest in a security reflecting separately the business of the Telephony Group.

         See Annex C--Illustration of Certain Terms for an illustration of the conversion of Telephony Group Common Stock into TCI Group Common Stock at the Telephony Group Optional Conversion Ratio.


         Conversion of Liberty Media Group Common Stock at the Option of TCI. The Board of Directors may at any time declare that (i) all of the outstanding shares of Series A Liberty Media Group Common Stock will be converted into a number (or fraction) of fully paid and nonassessable shares of Series A TCI Group Common Stock equal to the Liberty Media Group Optional Conversion Ratio, and (ii) all of the outstanding shares of Series B Liberty Media Group Common Stock will be converted into a number (or fraction) of fully paid and nonassessable shares of Series B TCI Group Common Stock equal to the Liberty Media Group Optional Conversion Ratio.

         For these purposes, the "Liberty Media Group Optional Conversion Ratio" means the quotient (calculated to the nearest five decimal places) obtained by dividing (x) the Liberty Media Group Common Stock Per Share Value by (y) the average Market Value of one share of Series A TCI Group Common Stock over the 20-Trading Day period ending on the Trading Day preceding the Appraisal Date. The Liberty Media Group Common Stock Per Share Value will equal the quotient obtained by dividing the Liberty Media Group Private Market Value by the Adjusted Outstanding Shares of Liberty Media Group Common Stock, which will be determined in the manner described below.

         The "Liberty Media Group Private Market Value" means an amount equal to the private market value of the Liberty Media Group as of the Appraisal Date. In the event that TCI shall determines to establish the Liberty Media Group Private Market Value, TCI shall designate the First Appraiser and shall designate the Second Appraiser and the Independent Committee. Not later than 20 days after the Selection Date, the First Appraiser and the Second Appraiser will each determine its initial view as to the private market value of the Liberty Media Group as of the Appraisal Date and will consult with one another with respect thereto. Not later than the 30th day after the Selection Date, the First Appraiser and the Second Appraiser will each have determined its final view as to such private market value. If the Higher Appraised Amount is not more than 120% of the Lower Appraised Amount, the Liberty Media Group Private Market Value (subject to any adjustment described in the second succeeding paragraph) will be the average of those two amounts. If the Higher Appraised Amount is more than 120% of the Lower Appraised Amount, the First Appraiser and the Second Appraiser will agree upon and jointly designate the Mutually Designated Appraiser to determine such private market value. The Mutually Designated Appraiser will not be provided with any of the work of the First Appraiser and the Second Appraiser. The Mutually Designated Appraiser will, no later than the 20th day after the date the Mutually Designated Appraiser is designated, determine the Mutually Appraised Amount, and the Liberty Media Group Private Market Value (subject to any adjustment described in the second succeeding paragraph) will be (i) if the Mutually Appraised Amount is between the Lower Appraised Amount and the Higher Appraised Amount,
(a) the average of (1) the Mutually Appraised Amount and (2) the Lower Appraised Amount or the Higher Appraised Amount, whichever is closer to the Mutually Appraised Amount, or (b) the Mutually Appraised Amount, if neither the Lower Appraised Amount nor the Higher Appraised Amount is closer to the Mutually Appraised Amount, or (ii) if the Mutually Appraised Amount is greater than the Higher Appraised Amount or less than the Lower Appraised Amount, the average of the Higher Appraised Amount and the Lower Appraised Amount. For these purposes, if any such investment banking firm expresses its final view of the private market value of the Liberty Media Group as a range of values, such investment banking firm's final view of such private market value will be deemed to be the midpoint of such range of values.

         Each of the investment banking firms referred to in the immediately preceding paragraph will be instructed to determine the private market value of the Liberty Media Group as of the Appraisal Date based upon the amount a willing purchaser would pay to a willing seller, in an arm's-length transaction, if it were acquiring the Liberty Media Group, as if the Liberty Media Group were a publicly traded non-controlled corporation and the purchaser was acquiring all of the capital stock of such corporation and without consideration of any potential regulatory constraints limiting the potential purchasers of the Liberty Media Group other than that which would have existed if the Liberty Media Group were a publicly traded non-controlled entity.

         Following the determination of the Liberty Media Group Private Market Value, the investment banking firms whose final views of the private market value of the Liberty Media Group were used in the calculation of the Liberty Media Group Private Market Value will determine the Adjusted Outstanding Shares of Liberty Media Group Common Stock together with any further appropriate adjustments to the Liberty Media Group Private Market Value resulting from such determination. The "Adjusted Outstanding Shares of Liberty Media Group Common Stock" means a number, as determined by such investment banking firms as of the Appraisal Date, equal to the sum of the number of shares of Liberty Media Group Common Stock outstanding, the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest, the number of Committed Acquisition Shares issuable, the number of shares of Liberty Media Group Common Stock issuable upon the conversion, exercise or exchange of all Pre-Distribution Convertible Securities and the number of shares of Liberty Media Group Common Stock issuable upon the conversion, exercise or exchange of those Convertible Securities (other than Pre-Distribution Convertible Securities and other than Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares) the holders of which would derive an economic benefit from conversion, exercise or exchange of such Convertible Securities which exceeds the economic benefit of not converting, exercising or exchanging such Convertible Securities. The "Liberty Media Group Common Stock Per Share Value" means the quotient obtained by dividing the Liberty Media Group Private Market Value by the Adjusted Outstanding Shares of Liberty Media Group Common Stock, provided that if such investment banking firms do not agree on the determinations provided for in this paragraph, the Liberty Media Group Common Stock Per Share Value will be the average of the quotients so obtained on the basis of the respective determinations of such firms.

         If TCI determines to convert shares of Series A Liberty Media Group Common Stock into Series A TCI Group Common Stock and shares of Series B Liberty Media Group Common Stock into Series B TCI Group Common Stock at the Liberty Media Group Optional Conversion Ratio, such conversion will occur on a conversion date on or prior to the 120th day following the Appraisal Date. If TCI determines not to undertake such conversion, TCI may at any time thereafter undertake to reestablish the Liberty Media Group Common Stock Per Share Value as of a subsequent date.

         Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock. Upon the Disposition in one transaction or a series of related transactions by TCI and its subsidiaries of all or substantially all of the properties and assets of the Telephony Group to any one or more persons, entities or groups (other than (a) in connection with the Disposition by TCI of all of TCI's properties and assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of TCI, (b) a dividend, other distribution or redemption in accordance with any provision described under "--Redemption of Telephony Group Common Stock in Exchange for Stock of Subsidiary" "--DIVIDENDS," "--SHARE DISTRIBUTIONS," or "--LIQUIDATION RIGHTS," (c) to any person, entity or group which TCI, directly or indirectly, after giving effect to the Disposition, controls or (d) in connection with a Related Business Transaction), TCI is required, on or prior to the 85th Trading Day following the consummation of such Disposition, to either:

                 (i) subject to the limitations described above under "--DIVIDENDS," declare and pay a dividend in cash and/or securities or other property (other than a dividend or distribution of Common Stock) to the holders of the outstanding shares of Telephony Group Common Stock equally on a share for share basis (subject to the provisions described in the last sentence of the third paragraph under this caption "--Mandatory Dividends, Redemption or Conversion of Telephony Group Common Stock," in an aggregate amount equal to the product of the Telephony Group Outstanding Interest Fraction as of the record date for determining the holders entitled to receive such dividend and the Telephony Group Net Proceeds;

                 (ii) provided that there are assets of TCI legally available therefor and the Telephony Group Available Dividend Amount would have been sufficient to pay a dividend in lieu thereof as described in clause (i) of this paragraph, then:

                           (A) if such Disposition involves all (not merely substantially all) of the properties and assets of the Telephony Group, redeem all outstanding shares of Series A Telephony Group Common

                 Stock and Series B Telephony Group Common Stock in exchange for cash and/or securities or other property (other than Common Stock) in an aggregate amount equal to the product of the Telephony Group Outstanding Interest Fraction as of the date of such redemption and the Telephony Group Net Proceeds, such aggregate amount to be allocated (subject to the provisions described in the last sentence of the third paragraph under this caption) to shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock in the ratio of the number of shares of each such series outstanding (so that the amount of consideration paid for the redemption of each share of Series A Telephony Group Common Stock and each share of Series B Telephony Group Common Stock is the same); or

                          (B) if such Disposition involves substantially all (but not all) of the properties and assets of the Telephony Group, apply an aggregate amount of cash and/or securities or other property (other than Common Stock) equal to the product of the Telephony Group Outstanding Interest Fraction as of the date shares are selected for redemption and the Telephony Net Proceeds of such Disposition to the redemption of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, such aggregate amount to be allocated (subject to the provisions described in the last sentence of the third paragraph under this caption) to shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock in the ratio of the number of shares of each such series outstanding, and the number of shares of each such series to be redeemed to equal the lesser of (x) the whole number nearest the number determined by dividing the aggregate amount so allocated to the redemption of such series by the average Market Value of one share of Series A Telephony Group Common Stock during the ten-Trading Day period beginning on the 16th Trading Day following the consummation of such Disposition and (y) the number of shares of such series outstanding (so that the amount of consideration paid for the redemption of each share of Series A Telephony Group Common Stock and each share of Series B Telephony Group Common Stock is the same); or

                 (iii) convert (A) each outstanding share of Series A Telephony Group Common Stock into a number (or fraction) of fully paid and nonassessable shares of Series A TCI Group Common Stock and (B) each outstanding share of Series B Telephony Group Common Stock into a number (or fraction) of fully paid and nonassessable shares of Series B TCI Group Common Stock, in each case equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of the Market Value of one share of Series A Telephony Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock during the ten-Trading Day period referred to in clause (ii)(B) of this paragraph.

         For these purposes, "substantially all of the properties and assets of the Telephony Group" means a portion of such properties and assets that represents at least 80% of the then-current market value (as determined by the Board of Directors) of the properties and assets of the Telephony Group as of such date. The Related Business Transaction exception would enable TCI to enter into transactions in which the properties or assets of the Telephony Group may be considered to be "disposed of" in exchange for equity securities of an entity engaged or proposing to engage in similar or complementary business areas to those of the Telephony Group while maintaining the capital structure and delineation of business groups of the Telephony Group.

         TCI may elect to pay the dividend or redemption price referred to in clause (i) or (ii) of the first paragraph under "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock" either in the same form as the proceeds of the Disposition were received or in any other combination of cash or securities or other property (other than Common Stock) that the Board of Directors determines will have an aggregate market value on a fully distributed basis, of not less than the amount of the Telephony Group Net Proceeds. If the dividend or redemption price is paid in the form of securities of an issuer other than TCI, the Board of Directors may determine either to (i) pay the dividend or redemption price in the form of separate classes or series of securities, with one class or series of such securities to holders of Series A Telephony Group Common Stock and another class or series of securities to holders of Series B Telephony Group Common Stock, provided that such securities (and, if such securities are convertible into or exercisable or exchangeable for shares of another class or series of securities, the securities so issuable upon such conversion, exercise or exchange) do not differ in any respect other than their relative voting rights and related differences in designation, conversion, redemption and share distribution provisions with holders of shares of Series B Telephony Group Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock), provided that if such securities constitute capital stock of a subsidiary of TCI, such rights will not differ to a greater extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock, and otherwise such securities will be distributed on an equal per share basis, or (ii) pay the dividend or redemption price in the form of a single class of securities without distinction between the shares received by the holders of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock.

         At the time of any dividend made as a result of a Disposition referred to above, the TCI Group will be credited, and the Telephony Group will be charged (in addition to the charge for the dividend paid in respect of outstanding shares of Telephony Group Common Stock), with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend times
(ii) a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction.

         The option to convert the Telephony Group Common Stock into TCI Group Common Stock in the event of a Disposition provides TCI with additional flexibility by allowing TCI to deliver consideration in the form of shares of TCI Group Common Stock rather than cash or securities or other properties. This alternative could be used, for example, in circumstances when TCI did not have sufficient legally available assets under the DGCL to pay the full amount of an otherwise required dividend or redemption or when TCI desired to retain such proceeds.

         If less than substantially all of the properties and assets of the Telephony Group were disposed of by TCI in one transaction (even if an additional transaction were consummated at a later time in which additional properties and assets of the Telephony Group were disposed of by TCI, which, together with the properties and assets disposed of in the first transaction, would have constituted substantially all of the properties and assets of the Telephony Group at the time of the first transaction), TCI would not be required to pay a dividend on, redeem or convert the outstanding shares of Telephony Group Common Stock, unless such transactions constituted a series of related transactions. The second transaction, however, could trigger such a requirement if, at the time of the second transaction, the properties and assets disposed of in such transaction constituted at least substantially all of the properties and assets of the Telephony Group at such time. If less than substantially all of the properties and assets of the Telephony Group were disposed of by TCI, the holders of the Telephony Group Common Stock would not be entitled to receive any dividend or have their shares redeemed or converted for TCI Group Common Stock, although the Board of Directors could determine, in its sole discretion, to pay a dividend on the Telephony Group Common Stock in an amount related to the proceeds of such Disposition.

         See Annex C--Illustration of Certain Terms for an illustration of the dividend on or redemption or conversion of Telephony Group Common Stock following the Disposition of all or substantially all of the properties and assets of the Telephony Group.

         Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock. Upon the Disposition, in one transaction or a series of related transactions by TCI and its subsidiaries of all or substantially all of the properties and assets of the Liberty Media Group to one or more persons, entities or groups (other than (a) in connection with the Disposition by TCI of all of TCI's properties and assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or winding up of TCI, (b) a dividend, other distribution or redemption in accordance with any provision described under "--Redemption of Liberty Media Group Common Stock in Exchange for Stock of Subsidiary," "--DIVIDENDS," "--SHARE DISTRIBUTIONS," or "--LIQUIDATION RIGHTS," (c) to any person, entity or group which TCI, directly or indirectly, after giving effect to the Disposition, controls or (d) in connection with a Related Business Transaction), TCI is required, on or prior to the 85th Trading Day following the consummation of such Disposition, to either:

         (i) subject to the limitations described under "--DIVIDENDS," declare and pay a dividend in cash and/or securities or other property (other than a dividend or distribution of Common Stock) to the holders of the outstanding shares of Liberty Media Group Common Stock equally on a share for share basis (subject to the provisions described in the last sentence of the penultimate paragraph under this caption "--Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock"), in an aggregate amount equal to the product of the Liberty Media Group Outstanding Interest Fraction as of the record date for determining the holders entitled to receive such dividend and the Liberty Media Group Net Proceeds;

         (ii) provided that there are assets of TCI legally available therefor and the Liberty Media Group Available Dividend Amount would have been sufficient to pay a dividend in lieu thereof as described in clause (i) of this paragraph, then:

                          (A) if such Disposition involves all (not merely substantially all) of the properties and assets of the Liberty Media Group, redeem all outstanding shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock in exchange for cash and/or securities or other property (other than Common Stock) in an aggregate amount equal to the product of the Adjusted Liberty Media Group Outstanding Interest Fraction as of the date of such redemption and the Liberty Media Group Net Proceeds, such aggregate amount to be allocated (subject to the provisions described in the last sentence of the penultimate paragraph under this caption) to shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock in the ratio of the number of shares of each such series outstanding (so that the amount of consideration paid for the redemption of each share of Series A Liberty Media Group Common Stock and each share of Series B Liberty Media Group Common Stock is the same); or

                          (B) if such Disposition involves substantially all (but not all) of the properties and assets of the Liberty Media Group, apply an aggregate amount of cash and/or securities or other property (other than Common Stock) equal to the product of the Liberty Media Group Outstanding Interest Fraction as of the date shares are selected for redemption and the Liberty Media Group Net Proceeds of such Disposition to the redemption of outstanding shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, such aggregate amount to be allocated (subject to the provisions described in the last sentence of the penultimate paragraph under this caption) to shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock in the ratio of the number of shares of each such series outstanding, and the number of shares of each such series to be redeemed to equal the lesser of (x) the whole number nearest the number determined by dividing the aggregate amount so allocated to the redemption of such series by the average Market Value of one share of Series A Liberty Media Group Common Stock during the ten-Trading Day period beginning on the 16th Trading Day following the consummation of such Disposition and (y) the number of shares of such series outstanding (so that the amount of consideration paid for the redemption of each share of Series A Liberty Media Group Common Stock and each share of Series B Liberty Media Group Common Stock is the same); or

         (iii) convert (A) each outstanding share of Series A Liberty Media Group Common Stock into a number (or fraction) of fully paid and nonassessable shares of Series A TCI Group Common Stock and (B) each outstanding share of Series B Liberty Media Group Common Stock into a number (or fraction) of fully paid and nonassessable shares of Series B TCI Group Common Stock, in each case equal to

                 110% of the average daily ratio (calculated to the nearest five decimal places) of the Market Value of one share of Series A Liberty Media Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock during the ten-Trading Day period referred to in clause (ii)(B) of this paragraph.

         For these purposes, "substantially all of the properties and assets of the Liberty Media Group" means a portion of such properties and assets that represents at least 80% of the then-current market value (as determined by the Board of Directors) of the properties and assets of the Liberty Media Group as of such date.

         The "Adjusted Liberty Media Group Outstanding Interest Fraction" means a fraction the numerator of which is the number of outstanding shares of Liberty Media Group Common Stock and the denominator of which is the sum of (a) such number of outstanding shares, (b) the Number of Shares Issuable with Respect to the Liberty Media Group Inter-Group Interest, (c) the number of shares of Liberty Media Group Common Stock issuable upon conversion, exercise or exchange of Pre-Distribution Convertible Securities and (d) the number of Committed Acquisition Shares issuable.

         TCI may elect to pay the dividend or redemption price referred to in clause (i) or (ii) of the first paragraph under this caption "--Mandatory Dividend, Redemption or Conversion or Liberty Media Group Common Stock" either in the same form as the proceeds of the Disposition were received or in any other combination of cash or securities or other property (other than Common Stock) that the Board of Directors determines will have an aggregate market value on a fully distributed basis, of not less than the amount of the Liberty Media Group Net Proceeds. If the dividend or redemption price is paid in the form of securities of an issuer other than TCI, the Board of Directors may determine either to (i) pay the dividend or redemption price in the form of separate classes or series of securities, with one class or series of such securities to holders of Series A Liberty Media Group Common Stock and another class or series of securities to holders of Series B Liberty Media Group Common Stock, provided that such securities (and, if such securities are convertible into or exercisable or exchangeable for shares of another class or series of securities, the securities so issuable upon such conversion, exercise or exchange) do not differ in any respect other than their relative voting rights and related differences in designation, conversion, redemption and share distribution provisions with holders of shares of Series B Liberty Media Group Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock), provided that if such securities constitute capital stock of a subsidiary of TCI, such rights will not differ to a greater extent than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock, and otherwise such securities will be distributed on an equal per share basis, or (ii) pay the dividend or redemption price in the form of a single class of securities without distinction between the shares received by the holders of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock.

         At the time of any dividend made as a result of a Disposition referred to above, the TCI Group will be credited, and the Liberty Media Group will be charged (in addition to the charge for the dividend paid in respect of outstanding shares of Liberty Media Group Common Stock), with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend times (ii) a fraction the numerator of which is the Liberty Media Group Inter-Group Interest Fraction and the denominator of which is the Liberty Media Group Outstanding Interest Fraction.

         Redemption of Telephony Group Common Stock in Exchange for Stock of Subsidiary. At any time at which all of the assets and liabilities attributed to the Telephony Group have become and continue to be held directly or indirectly by any one or more corporations that are Qualifying Subsidiaries, the Board of Directors may, subject to the availability of assets of TCI legally available therefor, redeem on a pro rata basis, all of the outstanding shares of Telephony Group Common Stock in exchange for an aggregate number of outstanding, fully paid and nonassessable shares of common stock of each Qualifying Subsidiary equal to the product of the Telephony Group Outstanding Interest

Fraction and the number of outstanding shares of common stock of such Telephony Group Subsidiary that are owned by TCI.

         In effecting such a redemption, the Board of Directors may determine either to (i) redeem shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock in exchange for shares of separate classes or series of common stock of each Qualifying Subsidiary with relative voting rights and related differences in designation, conversion, redemption and share distribution provisions not greater than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, with holders of shares of Series B Telephony Group Common Stock receiving the class or series having the higher relative voting rights, or (ii) redeem shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock in exchange for shares of a single class of common stock of each Telephony Group Subsidiary without distinction between the shares distributed to the holders of the two series of Telephony Group Common Stock.

         See Annex C for an illustration of the redemption of Telephony Group Common Stock in exchange for common stock of the Qualifying Subsidiaries.

         Redemption of Liberty Media Group Common Stock in Exchange for Stock of Subsidiary. At any time at which all of the assets and liabilities attributed to the Liberty Media Group are and continue to be held directly or indirectly by any one or more corporations all of the capital stock of which is owned by TCI (the "Liberty Media Group Subsidiaries"), the Board of Directors may, subject to the availability of assets of TCI legally available therefor, redeem on a pro rata basis, all of the outstanding shares of Liberty Media Group Common Stock in exchange for an aggregate number of outstanding fully paid and nonassessable shares of common stock of each Liberty Media Group Subsidiary equal to the product of the Adjusted Liberty Media Group Outstanding Interest Fraction and the number of all of the outstanding shares of common stock of such Liberty Media Group Subsidiary.

         In effecting such a redemption, the Board of Directors may determine either to (i) redeem shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock in exchange for shares of separate classes or series of common stock of each Liberty Media Group Subsidiary with relative voting rights and related differences in designation, conversion, redemption and share distribution provisions not greater than the corresponding differences in voting rights, designation, conversion, redemption and share distribution provisions between the Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, with holders of shares of Series B Liberty Media Group Common Stock receiving the class or series having the higher relative voting rights, or (ii) redeem shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock in exchange for shares of a single class of common stock of each Liberty Media Group Subsidiary without distinction between the shares distributed to the holders of the two series of Liberty Media Group Common Stock. If TCI determines to undertake a redemption as described in clause (i) of the preceding sentence, the outstanding shares of common stock of each Liberty Media Group Subsidiary not distributed to holders of Liberty Media Group Common Stock would consist solely of the class or series having the lower relative voting rights.

         Certain Provisions Respecting Convertible Securities. Unless the provisions of any class or series of Convertible Securities which are convertible into or exercisable or exchangeable for shares of Telephony Group Common Stock provide specifically to the contrary, after any conversion date or redemption date on which all outstanding shares of Telephony Group Common Stock were converted or redeemed, any share of Telephony Group Common Stock that is issued on conversion, exercise or exchange of any such Convertible Securities will, immediately upon issuance pursuant to such conversion, exercise or exchange and without any notice or any other action on the part of TCI or its Board of Directors or the holder of such share of Telephony Group Common Stock, be redeemed in exchange for, to the extent assets of TCI are legally available therefor, the amount of $.01 per share in cash.

         Unless the provisions of any class or series of Pre-Distribution Convertible Securities or Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares provide specifically to the contrary, after any conversion date or redemption date on which all outstanding shares of Liberty Media Group Common Stock were converted or redeemed, any share of Liberty Media Group Common Stock that is issued on conversion, exercise or exchange of any Pre-Distribution Convertible Securities or any Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares will, immediately upon issuance pursuant to such conversion, exercise or exchange and without any notice or any other action on the part of TCI or the Board of Directors or the holder of such share of Liberty Media Group Common Stock, be converted into or redeemed in exchange for, as applicable, the kind and amount of shares of capital stock, cash and/or other securities or property that a holder of such Pre-Distribution Convertible Securities or any Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares would have been entitled to receive pursuant to the terms of such securities had such terms provided that the conversion, exercise or exchange privilege in effect immediately prior to any such conversion or redemption of all outstanding shares of Liberty Media Group Common Stock would be adjusted so that the holder of any such Pre-Distribution Convertible Securities or any Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares thereafter surrendered for conversion, exercise or exchange would be entitled to receive the kind and amount of shares of capital stock, cash and/or other securities or property such holder would have received as a result of such action had such securities been converted, exercised or exchanged immediately prior thereto. With respect to any Convertible Securities that are convertible into or exercisable or exchangeable for shares of Liberty Media Group Common Stock and which are created, established or otherwise first authorized for issuance subsequent to the record date for the Liberty Media Group Distribution (other than Pre-Distribution Convertible Securities and Convertible Securities which are convertible into or exercisable or exchangeable for Committed Acquisition Shares), the terms and provisions of which do not provide for adjustments specifying the kind and amount of capital stock, cash and/or securities or other property that such holder would be entitled to receive upon the conversion, exercise or exchange of such Convertible Securities following any conversion date or redemption date on which all outstanding shares of Liberty Media Group Common Stock were converted or redeemed, then upon such conversion, exercise or exchange of such Convertible Securities, any share of Liberty Media Group Common Stock that is issued on conversion, exercise or exchange of any such Convertible Securities will, immediately upon issuance and without any notice or any other action on the part of TCI or the Board of Directors or the holder of such share of Liberty Media Group Common Stock, be redeemed in exchange for, to the extent assets of TCI are legally available therefor, the amount of $.01 per share in cash.

         General Conversion and Redemption Provisions. Not later than the 10th Trading Day following the consummation of a Disposition referred to above under "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock," TCI will announce publicly by press release (i) the Telephony Group Net Proceeds, (ii) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, (iii) the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and (iv) the Telephony Group Outstanding Interest Fraction as of a recent date preceding the date of such notice. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, TCI will announce publicly by press release which of the actions described in clause (i), (ii) or (iii) of the first paragraph under the caption "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock" it has irrevocably determined to take.

         If TCI determines to pay a dividend described in clause (i) of the first paragraph under the caption "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock," TCI will, not later than the 30th Trading Day following the consummation of such Disposition, cause to be given to each holder of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, and to each holder of Convertible Securities convertible into or exercisable or exchangeable for shares of either such series (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities), a notice setting forth (i) the record date for determining holders entitled to receive such dividend, which will be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, (ii) the anticipated payment date of such dividend (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the kind of shares of capital stock, cash and/or other securities or property to be distributed in respect of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, (iv) the Telephony Group Net Proceeds, (v) the Telephony Group Outstanding Interest Fraction as of a recent date preceding the date of such notice, (vi) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and (vii) in the case of a notice to holders of Convertible Securities, a statement to the effect that holders of such Convertible Securities will be entitled to receive such dividend only if they appropriately convert, exercise or exchange them prior to the record date referred to in clause (i) of this sentence. Such notice will be sent by first-class mail, postage prepaid, at such holder's address as the same appears on the transfer books of TCI.

         If TCI determines to undertake a redemption of shares of Telephony Group Common Stock following a Disposition of all (not merely substantially all) of the properties and assets of the Telephony Group as described in clause
(ii)(A) of the first paragraph under the caption "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock," TCI will cause to be given to each holder of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and to each holder of Convertible Securities convertible into or exercisable or exchangeable for shares of either such series (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities), a notice setting forth
(i) a statement that all shares of Telephony Group Common Stock outstanding on the redemption date will be redeemed, (ii) the redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition),
(iii) the kind of shares of capital stock, cash and/or other securities or property to be paid as a redemption price in respect of shares of Telephony Group Common Stock outstanding on the redemption date, (iv) the Telephony Group Net Proceeds, (v) the Telephony Group Outstanding Interest Fraction as of a recent date preceding the date of such notice, (vi) the place or places where certificates for shares of Telephony Group Common Stock, properly endorsed or assigned for transfer (unless TCI waives such requirement), are to be surrendered for delivery of certificates for shares of such capital stock, cash and/or other securities or property, (vii) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and (viii) in the case of a notice to holders of Convertible Securities, a statement to the effect that holders of such Convertible Securities will be entitled to participate in such redemption only if such holders appropriately convert, exercise or exchange such Convertible Securities on or prior to the redemption date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holders will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provision described under "--Certain Provisions Respecting Convertible Securities" if such holders convert, exercise or exchange such Convertible Securities following such redemption date. Such notice will be sent by first-class mail, postage prepaid, not less than 35 Trading Days nor more than 45 Trading Days prior to the redemption date, at such holder's address as the same appears on the transfer books of TCI.

         If TCI determines to undertake a redemption of shares of Telephony Group Common Stock following a Disposition of substantially all (but not all) of the properties and assets of the Telephony Group as described in clause
(ii)(B) of the first paragraph under the caption "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock," TCI will, not later than the 30th Trading Day following the consummation of such Disposition, cause to be given to each holder of record of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, and to each holder of Convertible Securities convertible into or exercisable or exchangeable for shares of either such series (unless provision for notice is otherwise made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a date not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition which will be the date on which shares of the Telephony Group Common Stock then outstanding will be selected for redemption, (ii) the anticipated redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the kind of shares of capital stock, cash and/or other securities or property to be paid as a redemption price in respect of shares of Telephony Group Common Stock selected for redemption, (iv) the Telephony Group Net Proceeds, (v) the Telephony Group Outstanding

Interest Fraction as of a recent date preceding the date of such notice, (vi) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof, (vii) in the case of a notice to holders of Convertible Securities, a statement to the effect that holders of such Convertible Securities will be entitled to participate in such selection for redemption only if such holders appropriately convert, exercise or exchange such Convertible Securities on or prior to the date referred to in clause (i) of this sentence and a statement as to what, if anything, such holders will be entitled to receive pursuant to the terms of such Convertible Securities if such holders convert, exercise or exchange such Convertible Securities following such date and (viii) a statement that TCI will not be required to register a transfer of any shares of Telephony Group Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (i) of this sentence. Promptly following the date referred to in clause
(i) of the preceding sentence, but not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, TCI will cause to be given to each holder of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock to be redeemed, a notice setting forth (i) the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock held by such holder to be redeemed, (ii) a statement that such shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock will be redeemed,
(iii) the redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition), (iv) the kind and per share amount of shares of capital stock, cash and/or other securities or property to be received by such holder with respect to each share of such Telephony Group Common Stock to be redeemed, including details as to the calculation thereof, and (v) the place or places where certificates for shares of such Telephony Group Common Stock, properly endorsed or assigned for transfer (unless TCI waives such requirement), are to be surrendered for delivery of certificates for shares of such capital stock, cash and/or other securities or property.
The notices referred to in this paragraph will be sent by first-class mail, postage prepaid, at such holder's address as the same appears on the transfer books of TCI. The outstanding shares of Telephony Group Common Stock to be redeemed will be redeemed by TCI pro rata among the holders of Telephony Group Common Stock or by such other method as may be determined by the Board of Directors to be equitable.

         In the event of any conversion as described above under the caption "--Conversion of the Telephony Group Common Stock at the Option of TCI" or "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock," TCI will cause to be given to each holder of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and to each holder of Convertible Securities convertible into or exercisable or exchangeable for shares of either such series (unless provision for such notice is otherwise made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all outstanding shares of Telephony Group Common Stock will be converted, (ii) the conversion date (which will not be more than 85 Trading Days following the consummation of such Disposition in the event of a conversion pursuant to the provisions described under "--Mandatory Dividend, Redemption or Conversion of Telephony Group Common Stock" and which will not be more than 120 days after the Appraisal Date in the event of a conversion pursuant to the provisions described under "--Conversion of Telephony Group Common Stock at the Option of TCI"), (iii) the per share number (or fraction) of shares of Series A TCI Group Common Stock or Series B TCI Group Common Stock, as applicable, to be received with respect to each share of Series A Telephony Group Common Stock or Series B Telephony Group Common Stock, including details as to the calculation thereof, (iv) the place or places where certificates for shares of Telephony Group Common Stock, properly endorsed or assigned for transfer (unless TCI waives such requirement), are to be surrendered, (v) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock, and the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and (vi) in the case of a notice to holders of Convertible Securities, a statement to the effect that holders of such Convertible Securities will be entitled to participate in such conversion only if such holders appropriately convert, exercise or exchange such Convertible Securities on or prior to the conversion date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holders will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provision described under the caption "--Certain Provisions Respecting Convertible Securities" if such holders convert, exercise or exchange such

Convertible Securities following such conversion date. Such notice will be sent by first-class mail, postage prepaid, not less than 35 Trading Days nor more than 45 Trading Days prior to the conversion date, at such holder's address as the same appears on the transfer books of TCI.

         If TCI determines to redeem shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock as described above under the caption "--Redemption of Telephony Group Common Stock in Exchange for Stock of Subsidiary," TCI will promptly cause to be given to each holder of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and to each holder of Convertible Securities convertible into or exercisable or exchangeable for shares of either such series (unless provision for such notice is otherwise made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all outstanding shares of Telephony Group Common Stock will be redeemed in exchange for shares of common stock of the Qualifying Subsidiaries, (ii) the redemption date, (iii) the Telephony Group Outstanding Interest Fraction as of a recent date preceding the date of such notice, (iv) the place or places where certificates for shares of Telephony Group Common Stock, properly endorsed or assigned for transfer (unless TCI waives such requirement), are to be surrendered for delivery of certificates for shares of common stock of the Qualifying Subsidiaries, (v) the number of outstanding shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock and the number of shares of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into or for which outstanding Convertible Securities are then convertible, exercisable or exchangeable and the conversion, exercise or exchange prices thereof and
(vi) in the case of a notice to holders of Convertible Securities, a statement to the effect that holders of such Convertible Securities will be entitled to receive shares of common stock of the Telephony Group Subsidiaries upon redemption only if such holders appropriately convert, exercise or exchange such Convertible Securities on or prior to the redemption date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holders will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, the provisions described under the caption "--Certain Provisions Respecting Convertible Securities" if such holders convert, exercise or exchange such Convertible Securities following the redemption date. Such notice will be sent by first-class mail, postage prepaid, not less than 35 Trading Days nor more than 45 Trading Days prior to the redemption date, at such holder's address as the same appears on the transfer books of TCI.

         Neither the failure to mail any notice to any particular holder of Telephony Group Common Stock or of Convertible Securities nor any defect therein will affect the sufficiency thereof with respect to any other holder of outstanding shares of Telephony Group Common Stock or of Convertible Securities, or the validity of any conversion or redemption.

         TCI will not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of Telephony Group Common Stock upon any conversion, redemption, dividend or other distribution described above. In connection with the determination of the number of shares of any class of capital stock that is issuable or the amount of securities that is deliverable to any holder of record upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities), TCI may aggregate the number of shares of Telephony Group Common Stock held at the relevant time by such holder of record. If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of Telephony Group Common Stock is a fraction, TCI will, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth Trading Day prior to the date such payment is to be made (without interest). For purposes of the preceding sentence, "fair market value" of any fraction will be (i) in the case of any fraction of a share of capital stock of TCI, the product of such fraction and the Market Value of one share of such capital stock and (ii) in the case of any other fractional security, such value as is determined by the Board of Directors.

         No adjustments in respect of dividends will be made upon the conversion or redemption of any shares of Telephony Group Common Stock; provided, however, that if the conversion date or the redemption date with respect to the Telephony Group Common Stock is subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of Telephony Group Common Stock at the close of business on such record date will be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the conversion or redemption of such shares or TCI's default in payment of the dividend or distribution due on such date.

         Before any holder of shares of Telephony Group Common Stock will be entitled to receive certificates representing shares of any kind of capital stock or cash and/or securities or other property to be received by such holder with respect to any conversion or redemption of shares of Telephony Group Common Stock, such holder is required to surrender at such place as TCI will specify certificates for such shares, properly endorsed or assigned for transfer (unless TCI waives such requirement). TCI will as soon as practicable after surrender of certificates representing shares of Telephony Group Common Stock deliver to the person for whose account such shares were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which such person is entitled, together with any payment for fractional securities referred to above. If less than all of the shares of Telephony Group Common Stock represented by any one certificate are to be redeemed, TCI will issue and deliver a new certificate for the shares of Telephony Group Common Stock not redeemed. TCI will not be required to register a transfer of (i) any shares of Telephony Group Common Stock for a period of 15 Trading Days next preceding any selection of shares of Telephony Group Common Stock to be redeemed or (ii) any shares of Telephony Group Common Stock selected or called for redemption. Shares selected for redemption may not thereafter be converted pursuant to the provisions described under the caption "--Conversion at the Option of the Holder."

         From and after any applicable conversion date or redemption date, all rights of a holder of shares of Telephony Group Common Stock that were converted or redeemed will cease except for the right, upon surrender of the certificates representing shares of Telephony Group Common Stock, to receive certificates representing shares of the kind and amount of capital stock or cash and/or securities or other property for which such shares were converted or redeemed, together with any payment for fractional securities, and such holder will have no other or further rights in respect of the shares of Telephony Group Common Stock so converted or redeemed, including, but not limited to, any rights with respect to any cash, securities or other property which are reserved or otherwise designated by TCI as being held for the satisfaction of TCI's obligations to pay or deliver any cash, securities or other property upon the conversion, exercise or exchange of any Convertible Securities outstanding as of the date of such conversion or redemption. No holder of a certificate that, immediately prior to the applicable conversion date or redemption date for the Telephony Group Common Stock, represented shares of Telephony Group Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which the Telephony Group Common Stock was converted or redeemed until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the conversion date or redemption date, as the case may be, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a conversion date or redemption date, as the case may be, of Telephony Group Common Stock, TCI will, however, be entitled to treat the certificates for shares of Telephony Group Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of Telephony Group Common Stock represented by such certificates have been converted or redeemed, notwithstanding the failure to surrender such certificates.

         TCI will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares of Telephony Group Common Stock. TCI will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock in a name other than that in which the shares of Telephony Group Common Stock so converted or redeemed were registered and no such issue or delivery will be made unless and until the person requesting such issue has paid to TCI the amount of any such tax, or has established to the satisfaction of TCI that such tax has been paid.

         Provisions substantially the same as those described under this caption "--General Conversion and Redemption Provisions", apply in the event of a Disposition of all or substantially all of the properties and assets of the Liberty Media Group and a determination of TCI to pay a dividend on or undertake a partial or complete redemption of the Liberty Media Group Common Stock following such Disposition, in the event of any conversion of the Liberty Media Group Common Stock as described under the caption "--Conversion of Liberty Media Group Common Stock at the Option of TCI" or "--Mandatory Dividend, Redemption or Conversion of Liberty Media Group Common Stock", and in the event of a redemption of the Liberty Media Group Common Stock in exchange for stock of one or more subsidiaries as described under the caption "--Redemption of Liberty Media Group Common Stock in Exchange for Stock of Subsidiary."

         LIQUIDATION RIGHTS

         In the event of a liquidation, dissolution or winding up of TCI, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of TCI and subject to the prior payment in full of the preferential amounts to which any class or series of Preferred Stock is entitled, (i) the holders of the shares of TCI Group Common Stock will share equally, on a share for share basis, in a percentage of the funds of TCI remaining for distribution to its common stockholders equal to 100% multiplied by the average daily ratio (expressed as a decimal) of W/Z for the 20-Trading Day period ending on the Trading Day prior to the date of the public announcement of such liquidation, dissolution or winding up, (ii) the holders of the shares of Liberty Media Group Common Stock will share equally, on a share for share basis, in a percentage of the funds of TCI remaining for distribution to its common stockholders equal to 100% multiplied by the average daily ratio (expressed as a decimal) of X/Z for such 20-Trading Day period and
(iii) the holders of the shares of Telephony Group Common Stock will share equally, on a share for share basis, in a percentage of the funds of TCI remaining for distribution to its common stockholders equal to 100% multiplied by the average daily ratio (expressed as a decimal) of Y/Z for such 20-Trading Day period, where W is the aggregate Market Capitalization of the Series A TCI Group Common Stock and the Series B TCI Group Common Stock, X is the aggregate Market Capitalization of the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock, Y is the aggregate Market Capitalization of the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock, and Z is the aggregate Market Capitalization of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Telephony Group Common Stock and the Series B Telephony Group Common Stock. Neither a consolidation, merger nor sale of assets will be construed to be a "liquidation," "dissolution" or "winding up" of TCI.

         No holder of Telephony Group Common Stock or Liberty Media Group Common Stock will have any special right to receive specific assets of the Telephony Group or the Liberty Media Group, as the case may be, in the case of any dissolution, liquidation or winding up of TCI.

         DETERMINATIONS BY THE BOARD OF DIRECTORS

         The TCI Charter provides that any determinations made by the Board of Directors under any provision described under "DESCRIPTION OF CAPITAL STOCK" will be final and binding on all stockholders of TCI, except as may otherwise be required by law. Such a determination would not be binding if it were established that the determination was made in breach of a fiduciary duty of the Board of Directors. TCI will prepare a statement of any such determination by the Board of Directors respecting the fair market value of any properties, assets or securities and will file such statement with the Secretary of TCI.

         PREEMPTIVE RIGHTS

         Holders of the TCI Group Common Stock, Liberty Media Group Common Stock and the Telephony Group Common Stock do not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that may hereafter be issued by TCI.

PREFERRED STOCK

         As of October 31, 1996, 1,675,096 shares of Class B Preferred Stock and 50 million shares of Series Preferred Stock were authorized for issuance, of which 1,620,026 shares of Class B Preferred Stock, 70,575 shares of Series C Preferred Stock, 997,222 shares of Series D Preferred Stock, 278,307 shares of Series F Preferred Stock, 6,695,527 shares of Series G Preferred Stock and 6,695,527 shares of Series H Preferred Stock were outstanding. All of the shares of Class A Preferred Stock have previously been redeemed and retired and may not be reissued, thereby reducing the number of authorized shares of Preferred Stock. All of the shares of Series E Preferred Stock have previously been redeemed and retired, with the effect that such shares have been restored to the status of authorized and unissued shares of Series Preferred Stock, may be reissued as shares of another series of Series Preferred Stock, but may not be reissued as Series E Preferred Stock. As of October 31, 1996, all of the outstanding shares of Series F Preferred Stock were held by subsidiaries of TCI.

         CLASS B 6% CUMULATIVE REDEEMABLE EXCHANGEABLE JUNIOR PREFERRED STOCK

         Subject to the prior preferences and other rights of any class or series of Preferred Stock ranking prior to the Class B Preferred Stock with respect to the payment of dividends, the holders of Class B Preferred Stock are entitled to receive cumulative dividends, when and as declared by the Board of Directors out of unrestricted funds legally available therefor, in preference to dividends on the Common Stock. Dividends accrue cumulatively (but without compounding) at an annual rate of 6% of the stated liquidation value of $100 per share (the "Stated Liquidation Value"), whether or not such dividends are declared or funds are legally available for payment of dividends. Accrued dividends are payable annually and, in the sole discretion of the Board of Directors, may be declared and paid in cash, in shares of Series A TCI Group Common Stock or in any combination of the foregoing. Accrued dividends not paid as provided above on any dividend payment date accumulate and such accumulated unpaid dividends may be declared and paid in cash, shares of Series A TCI Group Common Stock or any combination thereof at any time without reference to any regular dividend payment date, to holders of record of Class B Preferred Stock as of a special record date fixed by the Board of Directors.
No interest or additional dividends will accrue or be payable with respect to any dividend payment on the Class B Preferred Stock that may be in arrears or with respect to that portion of any other payment on the Class B Preferred Stock that is in arrears which consists of accumulated or accrued and unpaid dividends.

         Upon the liquidation, dissolution or winding up of TCI, the holders of Class B Preferred Stock will be entitled, after payment of preferential amounts on any class or series of Preferred Stock ranking prior to the Class B Preferred Stock with respect to liquidating distributions, to receive from the assets of TCI available for distribution to stockholders an amount in cash or property or a combination thereof, per share, equal to the Stated Liquidation Value thereof, plus all accumulated and accrued but unpaid dividends thereon to the date of payment.

         Subject to the rights of any class or series of Preferred Stock ranking prior to or on a parity with the Class B Preferred Stock, the Class B Preferred Stock is redeemable at the option of TCI, in whole at any time or in part from time to time, for a redemption price per share payable in cash equal to the Stated Liquidation Value thereof, plus all accumulated and accrued but unpaid dividends thereon to and including the redemption date. TCI does not have any mandatory obligation to redeem the Class B Preferred Stock as of any fixed date, at the option of the holders or otherwise.

         The Class B Preferred Stock is exchangeable at the option of TCI in whole but not in part at any time for junior subordinated debt securities of TCI ("Junior Exchange Notes"). If TCI exercises its optional exchange right, each holder of outstanding shares of Class B Preferred Stock will be entitled to receive in exchange therefor newly issued Junior Exchange Notes of a series authorized and established for the purpose of such exchange, the aggregate principal amount of which will be equal to the aggregate Stated Liquidation Value of the shares of Class B Preferred Stock so exchanged by such holder, plus all accumulated and accrued but unpaid dividends thereon to and including the exchange date. The Junior Exchange Notes will mature on the 15th anniversary of the date of issuance and will be subject to earlier redemption at the option of TCI, in whole or in part, for a redemption price equal to the principal amount thereof plus accrued but unpaid interest. Interest will accrue, and be payable annually, on the principal amount of the Junior Exchange Notes at a rate per annum to be determined prior to issuance by adding a spread of 215 basis points to the "Fifteen Year Treasury Rate" (as defined in the Indenture pursuant to which the Junior Exchange Notes will be issued). Interest will accrue on overdue principal at the same rate, but will not accrue on overdue interest.

         The Class B Preferred Stock ranks senior to the TCI Group Common Stock, the Telephony Group Common Stock and the Liberty Media Group Common Stock and ranks junior to the Series C Preferred Stock, the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         For so long as any dividends are in arrears on the Class B Preferred Stock or any class or series of Preferred Stock ranking pari passu with the Class B Preferred Stock which is entitled to payment of cumulative dividends prior to the redemption, exchange, purchase, or other acquisition of the Class B Preferred Stock, and until all dividends accrued up to the immediately preceding dividend payment date on the Class B Preferred Stock and such parity stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, neither TCI nor any subsidiary thereof may redeem, exchange, purchase, or otherwise acquire any shares of Class B Preferred Stock, any such parity stock or any class or series of its capital stock ranking junior to the Class B Preferred Stock, or set aside any money or assets for such purpose, unless all of the outstanding shares of Class B Preferred Stock and such parity stock are redeemed. For so long as any dividends are in arrears on the Class B Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Class B Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not declare or pay any dividend on or make any distribution with respect to any junior stock or parity stock or set aside any money or assets for any such purpose, except for dividends declared and paid on parity stock contemporaneously and on a pro rata basis with dividends declared and paid on the Class B Preferred Stock. If TCI fails to redeem or exchange shares of Class B Preferred Stock on a date fixed for redemption or exchange, and until such shares are redeemed or exchanged in full, TCI may not redeem or exchange any parity stock or junior stock, declare or pay any dividend on or make any distribution with respect to any junior stock, or set aside money or assets for such purpose, and neither TCI nor any subsidiary thereof may purchase or otherwise acquire any Class B Preferred Stock, parity stock or junior stock or set aside any money or assets for any such purpose. The failure of TCI to pay any dividends on any class or series of parity stock or to redeem or exchange on any date fixed for redemption or exchange any shares of Class B Preferred Stock will not prevent TCI from (i) paying any dividends on junior stock solely in shares of junior stock or the redemption, purchase or other acquisition of junior stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, shares of junior stock; or (ii) the payment of dividends on any parity stock solely in shares of parity stock and/or junior stock or the redemption, exchange, purchase or other acquisition of Class B Preferred Stock or parity stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, parity stock and/or junior stock.

         The Class B Preferred Stock has no voting rights, except as required by the DGCL, and except that the holders of Class B Preferred Stock have the right to vote with the holders of TCI Group Common Stock, Telephony Group Common Stock and Liberty Media Group Common Stock, on the basis of one vote per share, in any general election of directors of TCI.

         SERIES PREFERRED STOCK

         The Series Preferred Stock is issuable, from time to time, in one or more series, with such powers, designations, preferences and relative participating, optional or other rights, and qualifications, limitations or restrictions thereof, as is stated and expressed in a resolution or resolutions providing for the issue of each such series adopted by the Board of Directors.

         All shares of any one series of the Series Preferred Stock are required to be alike in every particular. Except to the extent otherwise provided in the resolution or resolutions providing for the issue of any series of Series Preferred Stock, the holders of shares of such series will have no voting rights except as may be required by Delaware law.

         Series C Convertible Preferred Stock.  Each share of Series C
Preferred Stock is convertible, at the option of the holder, into 116.24 shares of Series A TCI Group Common Stock and 37 shares of Series A Liberty Media Group Common Stock (after giving effect to the Liberty Stock Distribution), subject to anti-dilution adjustments. The dividend, liquidation and redemption features of the Series C Preferred Stock, each of which is discussed in greater detail below, are determined by reference to the liquidation value of the Series C Preferred Stock, which as of any date of determination is equal, on a per share basis, to the sum of (i) $2,375, plus (ii) all dividends accrued on such share through the dividend payment date on or immediately preceding such date of determination to the extent not paid on or before such date, plus (iii) for purposes of determining liquidation and redemption payments, all unpaid dividends accrued on the sums of clauses (i) and (ii) above, to such date of determination.

         Subject to the prior preferences and other rights of any class or series of preferred stock ranking senior to or on a parity with the Series C Preferred Stock, the holders of Series C Preferred Stock are entitled to receive preferential cumulative cash dividends out of funds legally available therefor. Dividends accrue cumulatively at an annual rate of 5 1/2% of the liquidation value per share, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, except that if TCI fails to redeem shares of Series C Preferred Stock required to be redeemed on a redemption date, dividends will thereafter accrue cumulatively at an annual rate of 15% of the liquidation value per share. Dividends not paid on any dividend payment date will be added to the liquidation value on such date and remain a part thereof until such dividends and all dividends accrued thereon are paid in full. Dividends will accrue on unpaid dividends at the rate of 5 1/2% per annum (15% under the circumstances described above), unless such dividends remain unpaid for two consecutive quarters, in which event such rate will increase to 15% per annum until such dividends and all dividends, accrued thereon, are paid in full.

         Upon the dissolution, liquidation or winding up of TCI, holders of the Series C Preferred Stock will be entitled to receive from the assets of TCI available for distribution to stockholders an amount in cash, per share, equal to the liquidation value of the Series C Preferred Stock.

         The Series C Preferred Stock is subject to optional redemption by TCI at any time after August 8, 2001, in whole or in part, at a redemption price, per share, equal to the then liquidation value of the Series C Preferred Stock. Subject to the prior preferences and other rights of any other class or series of Preferred Stock ranking senior to or on a parity with the Series C Preferred Stock and subject to any prohibition or restriction contained in any instrument evidencing indebtedness of TCI, the Series C Preferred Stock is required to be redeemed by TCI at any time on or after August 8, 2001 at the option of the holder, in whole or in part (provided that the aggregate liquidation value of the shares to be redeemed is in excess of $1 million), in each case at a redemption price, per share, equal to the then liquidation value.

         The Series C Preferred Stock ranks senior to the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock and the Class B Preferred Stock and on a parity basis with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         For so long as any dividends are in arrears on the Series C Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series C Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not redeem or otherwise acquire any shares of Series C Preferred Stock or any shares of any class or series of its capital stock ranking junior to the Series C Preferred Stock, unless all of the outstanding shares of Series C Preferred Stock are redeemed. For so long as any dividends are in arrears on the Series C Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series C Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not declare or pay any dividend on or make any other distribution with respect to any junior stock or set aside any money or assets for such purpose, except that TCI may pay a dividend on any class or series of junior stock solely in shares of capital stock ranking junior to the Series C Preferred Stock. If TCI fails to redeem shares of Series C Preferred Stock required to be redeemed on a redemption date, and until all then outstanding shares of Series C Preferred Stock are redeemed in full, TCI may not redeem any junior stock, or otherwise acquire any shares of such stock or Series C Preferred Stock, except that TCI may acquire shares of Series C Preferred Stock pursuant to a purchase or exchange offer made to holders of all outstanding shares of Series C Preferred Stock, if as to holders of all outstanding shares of Series C Preferred Stock the terms of the purchase or exchange offer for all such shares are identical.

         The holders of Series C Preferred Stock are entitled to vote on an as converted basis on all matters submitted to a vote of holders of TCI Group Common Stock, Telephony Group Common Stock and Liberty Media Group Common Stock and any other class of capital stock of TCI entitled to vote generally on the election of directors. Holders of Series C Preferred Stock are not entitled to vote as a separate class except as otherwise may be required by the DGCL.

         Series D Convertible Preferred Stock. Each share of Series D Preferred Stock is convertible, at the option of the holder, into 10 shares of Series A TCI Group Common Stock, three and one-half shares of Series A Liberty Media Group Common Stock (after giving effect to the Liberty Stock Distribution) and one share of the Series A Common Stock of TCI Satellite Entertainment, Inc., subject to antidilution adjustments. The Certificate of Designations for the Series D Preferred Stock further provides that if TCI distributes to all holders of Class A Common Stock rights or warrants to subscribe for or purchase shares of capital stock of TCI (other than shares of Class A Common Stock or Class B Common Stock) or a subsidiary of TCI, which capital stock (i) is common stock of its issuer or (ii) participates in one or more business operations of the issuer thereof in such a manner that if such operations were owned by a corporation and such stock were issued thereby such capital stock would be common stock of such corporation ("Special Securities"), each holder of Series D Preferred Stock will have the option, in lieu of any antidilution adjustment that would otherwise apply to the conversion rate of the Series D Preferred Stock, to exchange a specified portion of its shares of Series D Preferred Stock for shares of a new series of convertible preferred stock of the issuer of the Special Securities having terms similar to the Series D Preferred Stock but convertible into Special Securities.

         The dividend, liquidation and redemption features of the Series D Preferred Stock, each of which is discussed below, are determined by reference to the liquidation value of the Series D Preferred Stock, which as of any date of determination is equal, on a per share basis, to the sum of (i) $300, plus
(ii) all dividends accrued on such share through the dividend payment date on or immediately preceding such date of determination to the extent not paid on or before such date, plus (iii) for purposes of determining liquidation and redemption payments, an amount equal to all unpaid dividends accrued on the sum of clauses (i) and (ii) above, to such date of determination.

         Subject to the prior preferences and other rights of any class or series of Preferred Stock ranking senior to or on a parity with the Series D Preferred Stock with respect to the payment or declaration of dividends, the holders of Series D Preferred Stock are entitled to receive preferential cumulative cash dividends out of funds legally available therefor. Dividends accrue on a daily basis at an annual rate of 5 1/2% of the liquidation value per share, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, except that if TCI fails to redeem shares of Series D Preferred Stock required to be redeemed on a redemption date, dividends will thereafter accrue cumulatively at an annual rate of 10% of the liquidation value per share until such shares are redeemed. To the extent any cash dividends are not paid on any dividend payment date, the amount of such dividends will be automatically converted, to the extent permissible under the DGCL, into shares of Class A Common Stock at a conversion rate equal to 95% of the then "current market price" (as defined in the Certificate of Designations establishing the Series D Preferred Stock) of the Class A Common Stock, and upon issuance of shares of Class A Common Stock to holders of Series D Preferred Stock in respect of such conversion such dividend will be deemed paid for all purposes. Dividends not so paid or deemed paid on any dividend payment date are added to the liquidation value on such date and remain a part thereof until such dividends and all dividends accrued thereon are paid in full. Dividends will accrue on such unpaid dividends at the rate of 5 1/2% per annum (10% under the circumstances described above), unless such dividends remain unpaid for two consecutive quarters, in which event such rate will increase to 10% per annum until such dividends and all dividends accrued thereon are paid in full.

         Upon the dissolution, liquidation or winding up of TCI, holders of the Series D Preferred Stock will be entitled to receive from the assets of TCI available for distribution to stockholders an amount in cash, per share, equal to the liquidation value of the Series D Preferred Stock.

         The Series D Preferred Stock is subject to optional redemption by TCI at any time after the fifth anniversary of its issuance, in whole or from time to time in part, at a redemption price, per share, equal to the then liquidation value of the Series D Preferred Stock. Shares of Series D Preferred Stock may also be redeemed at the option of TCI after the third anniversary of the issue date, in whole or from time to time in part, at a redemption price per share equal to the then liquidation value of the Series D Preferred Stock, if the market value per share of the Class A Common Stock has exceeded $37.50 for the period specified in the Certificate of Designations establishing the Series D Preferred Stock. Subject to the prior preferences and other rights of any other class or series of Preferred Stock ranking senior to or on a parity basis with the Series D Preferred Stock and subject to any prohibition or restriction contained in any instrument evidencing indebtedness of TCI, any holder of Series D Preferred Stock, at such holder's option, may require TCI, at any time after the tenth anniversary of the issuance of such Series D Preferred Stock, to redeem all or a portion of such holder's shares of Series D Preferred Stock, provided that the aggregate liquidation value of the shares to be redeemed is in excess of $50,000 (or, if all of the shares of Series D Preferred Stock held by such holder have an aggregate liquidation value of less than $50,000, all but not less than all of such shares of Series D Preferred Stock), in each case at a redemption price, per share, equal to the then liquidation value of the Series D Preferred Stock. If TCI fails to effect any redemption of Series D Preferred Stock called for redemption or which a holder has validly requested be redeemed, the holders thereof will have the option to convert their shares of Series D Preferred Stock into shares of Class A Common Stock at a conversion rate equal to the quotient obtained by dividing the redemption price by 95% of the "current market price" of the Class A Common Stock on the redemption date, provided that in the case of a failure by TCI to redeem shares at the request of a holder, the exercise of the foregoing conversion right will be delayed for one year.

         The Series D Preferred Stock ranks senior to the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock and the Class B Preferred Stock and on a parity basis with the Series C Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         For so long as any dividends are in arrears on the Series D Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series D Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not redeem or otherwise acquire any shares of Series D Preferred Stock or any shares of any class or series of its capital stock ranking pari passu with or junior to the Series D Preferred Stock, unless all of the outstanding shares of Series D Preferred Stock are redeemed. For so long as any dividends are in arrears on the Series D Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series D Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not declare or pay any dividend on or make any other distribution with respect to any junior stock or set aside any money or assets for such purpose, except that TCI may pay a dividend on any class or series of junior stock solely in shares of capital stock ranking junior to the Series D Preferred Stock. If TCI fails to redeem shares of Series D Preferred Stock required to be redeemed on a redemption date, and until all then outstanding shares of Series D Preferred Stock are redeemed in full, TCI may not redeem any junior stock, or otherwise acquire any shares of such stock or Series D Preferred Stock, except that TCI may acquire shares of Series D Preferred Stock pursuant to a purchase or exchange offer made to holders of all outstanding shares of Series D Preferred Stock, if as to holders of all outstanding shares of Series D Preferred Stock the terms of the purchase or exchange offer for all such shares are identical.

         The Series D Preferred Stock has no voting rights, except as required by the DGCL and except that, without the consent of the holders of 66 2/3% of the aggregate liquidation value of the Series D Preferred Stock, TCI may not create any series of Preferred Stock that is senior as to dividend rights, rights to redemption, or rights on liquidation to the Series D Preferred Stock.

         Series F Convertible Redeemable Participating Preferred Stock. Shares of Series F Preferred Stock are convertible, at the option of the holder, into Series A TCI Group Common Stock at a rate of 1496.65 shares of Series A TCI Group Common Stock for each share of Series F Preferred Stock, subject to anti-dilution adjustments. In addition, any shares of Series F Preferred Stock which cease to be held by TCI or a subsidiary of TCI will automatically be converted into shares of Series A TCI Group Common Stock. The anti-dilution provisions of the Series F Preferred Stock provide that the conversion rate of the Series F Preferred Stock will be adjusted (i) in the event of a dividend or distribution on the outstanding shares of Series A TCI Group Common Stock in shares of Series A TCI Group Common Stock, by adjusting the then-current conversion rate such that the holder of Series F Preferred Stock thereafter surrendered for conversion would receive the number of shares of Series A TCI Group Common Stock which it would have been entitled to receive had such shares of Series F Preferred Stock been converted prior to the record date for such dividend or distribution and (ii) in the event of a dividend or distribution to holders of Series A TCI Group Common Stock of any securities, evidences of indebtedness or other assets (other than cash dividends or shares of Series A TCI Group Common Stock), then the conversion rate will be adjusted by multiplying the then-current conversion rate by a fraction, the numerator of which is the current market price of a share of Series A TCI Group Common Stock and the denominator of which is such current market price less the fair market value (as determined by the Board of Directors) of the securities, evidences of indebtedness or assets so distributed.

         The holders of the Series F Preferred Stock are entitled to participate, on an as-converted basis, with the holders of the Series A TCI Group Common Stock, with respect to any cash dividends or distributions declared and paid on the Series A TCI Group Common Stock. Dividends or distributions on the Series A TCI Group Common Stock which are not paid in cash would result in the adjustment of the applicable conversion rate as described above.

         Upon the dissolution, liquidation or winding up of TCI, holders of the Series F Preferred Stock are entitled to receive from the assets of TCI available for distribution to stockholders an amount in cash or property or a combination thereof, per share of Series F Preferred Stock, equal to the sum of
(i) $.01 and (ii) the amount to be distributed per share of Series A TCI Group Common Stock in such liquidation, dissolution or winding up multiplied by the applicable conversion rate of a share of Series F Preferred Stock.

         The Series F Preferred Stock is subject to optional redemption by TCI at any time after the 30th business day following issuance, in whole or in part, at a redemption price, per share, equal to $24,875 (as adjusted in respect of stock splits, reverse splits and other events affecting the shares of Series F Preferred Stock), plus any dividends which have been declared but are unpaid as of the date fixed for such redemption. TCI will pay the redemption price (or designated portion thereof) of the shares of Series F Preferred Stock called for redemption by issuing to the holder thereof, in respect of its shares to be redeemed, a number of shares of Series A TCI Group Common Stock equal to the aggregate redemption price (or designated portion thereof) of such shares divided by the average market price of the Series A TCI Group Common Stock for a period specified, and subject to the adjustments described, in the certificate of designations establishing the Series F Preferred Stock.

         The Series F Preferred Stock ranks senior to the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock and the Class B Preferred Stock and on a parity with the Series C Preferred Stock, the Series D Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         If at any time TCI has declared a dividend on the Series F Preferred Stock and failed to pay or set aside consideration sufficient to pay such dividend, or if TCI declares a cash dividend on the shares of Series A TCI Group Common Stock and fails to pay or set aside the participating dividend required to be paid to the holders of the Series

F Preferred Stock, then (i) TCI may not declare or pay any dividend on or make any distribution with respect to any parity stock or junior stock or set aside any money or assets for any such purpose until such dividend payable to the holders of Series F Preferred Stock has been paid or consideration sufficient to pay such dividend has been set aside for such purpose, and (ii) neither TCI nor any subsidiary thereof may redeem, exchange, purchase or otherwise acquire any shares of Series F Preferred Stock, parity stock or junior stock, or set aside any money or assets for any such purpose, unless all then outstanding shares of such parity stock required to be redeemed under such circumstances are redeemed. If TCI fails to redeem shares of Series F Preferred Stock required to be redeemed on a redemption date, TCI may not declare or pay any dividend on or make any distribution with respect to any junior stock or set aside money or assets for any such purpose, and neither TCI nor any subsidiary may redeem any parity stock or junior stock, or purchase or otherwise acquire any Series F Preferred Stock, parity stock or junior stock, or set aside any money or assets for any such purpose, until such shares of Series F Preferred Stock are redeemed. The failure of TCI to pay any dividends on any class or series of parity stock or to redeem on any date fixed for redemption any shares of Series F Preferred Stock will not prevent TCI from (i) paying any dividends on junior stock solely in shares of junior stock or the redemption or other acquisition of junior stock solely in exchange for (together with a cash adjustment for fractional shares, if any) shares of junior stock; or (ii) the payment of dividends on any parity stock solely in shares of parity stock and/or junior stock or the redemption or other acquisition of parity stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or through the application of the proceeds from the sale of, shares of parity stock and/or junior stock.

         The Series F Preferred Stock has no voting rights, except as required by the DGCL, and except that such shares will vote with the TCI Group Common Stock, the Telephony Group Common Stock and the Liberty Media Group Common Stock and any class or series of Preferred Stock entitled to vote thereon, on the basis of one vote per share, in any general election of directors of TCI.

         Series G Redeemable Convertible Preferred Stock. If the sum of (i) the last reported sale price of the Series A TCI Group Common Stock plus (ii) one-fourth of the last reported sale price of the Series A Liberty Media Group Common Stock, equals or exceeds $27 (as adjusted for stock dividends, stock splits, reclassifications or combinations of the Series A TCI Group Common Stock and the Series A Liberty Media Group Common Stock) for any ten consecutive trading days during the 65 consecutive trading days ending on the last trading day immediately preceding January 25, 1997 (the "Contingency"), then no dividends will accrue or be payable on the Series G Preferred Stock. If the Contingency is not met, and only in such event, then subject to the prior preferences and other rights of any class or series of Preferred Stock ranking prior to the Series G Preferred Stock with respect to the payment of dividends, the holders of Series G Preferred Stock will be entitled to receive cumulative dividends, when and as declared by the Board of Directors out of unrestricted funds legally available therefor, in preference to dividends on the Common Stock and the Class B Preferred Stock. Dividends will accrue on the Series G Preferred Stock from and after the first anniversary of issuance if the Contingency is not met, on a daily basis at the rate of 4% per annum of the Liquidation Preference per share, whether or not such dividends are declared or funds are available for payment of dividends. The "Liquidation Preference" of a share of Series G Preferred Stock as of any date in question means an amount equal to the sum of (i) the stated liquidation value of $21.60 per share, plus
(ii) an amount equal to all dividends accrued on such share which have been added to and remain a part of the Liquidation Preference as of such date, plus
(iii) for purposes of determining liquidation and redemption payments, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (i) and (ii) above during the period from the immediately preceding dividend payment date through and including the date in question. Dividends not paid on any dividend payment date are added to the Liquidation Preference on such date and remain a part thereof until such dividends are paid. The rate per annum at which dividends will accrue on that portion of the Liquidation Preference that consists of unpaid dividends that were added to the Liquidation Preference on a dividend payment date and that remain unpaid on the next succeeding dividend payment date will increase to 8.625% per annum from and after such next succeeding dividend payment date. Accrued dividends are payable semiannually and, in the sole discretion of the Board of Directors, may be declared and paid in cash, in shares of Series A TCI Group Common Stock or in any combination of the foregoing. Accrued dividends not paid as provided above on any dividend payment date accumulate and such accumulated unpaid dividends may be declared and paid in cash, shares of Series A TCI Group Common Stock or any combination thereof at any time without reference to any regular dividend payment, to holders of record of Series G Preferred Stock as of a special record date fixed by the Board of Directors.

         Upon the liquidation, dissolution or winding up of TCI, the holders of Series G Preferred Stock will be entitled, after payment of preferential amounts on any class or series of Preferred Stock ranking prior to the Series G Preferred Stock with respect to liquidating distributions, to receive from the assets of TCI available for distribution to stockholders an amount in cash or property or a combination thereof, per share, equal to the Liquidation Preference thereof as of the date of payment or distribution.

         Subject to the rights of any class or series of Preferred Stock ranking prior to or on a parity with Series G Preferred Stock, the Series G Preferred Stock is redeemable at the option of TCI, in whole at any time or in part from time to time on or after February 1, 2001 for a redemption price per share payable in cash equal to the Liquidation Preference thereof on such redemption date. Subject to the rights of any class or series of Preferred Stock ranking prior to or on a parity with the Series G Preferred Stock, TCI shall redeem the Series G Preferred Stock out of funds legally available therefor on February 1, 2016, for a redemption price per share payable in cash equal to the Liquidation Preference thereof on such redemption date.

         The Series G Preferred Stock ranks senior to the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock and the Class B Preferred Stock and on a parity basis with the Series C Preferred Stock, the Series D Preferred Stock, the Series F Preferred Stock and the Series H Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         Each share of Series G Preferred Stock is convertible, at the option of the holder, at any time prior to the close of business on the business day immediately prior to the redemption thereof, into 1.190 shares of Series A TCI Group Common Stock, subject to anti-dilution adjustments.

         For so long as any dividends are in arrears on the Series G Preferred Stock or any class or series of Preferred Stock ranking on a parity with the Series G Preferred Stock which is entitled to payment of cumulative dividends prior to the redemption, exchange, purchase, or other acquisition of the Series G Preferred Stock, and until all dividends accrued up to the immediately preceding dividend payment date on the Series G Preferred Stock and such parity stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, neither TCI nor any subsidiary thereof may redeem, exchange, purchase, or otherwise acquire any shares of Series G Preferred Stock, any parity stock or any class or series of its capital stock ranking junior to the Series G Preferred Stock, or set aside any money or assets for such purpose, unless all of the then outstanding shares of Series G Preferred Stock and such parity stock and any other parity stock that by its terms is required to be redeemed under such circumstances are redeemed. For so long as any dividends are in arrears on the Series G Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series G Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not declare or pay any dividend on or make any distribution with respect to any junior stock or parity stock or set aside any money or assets for any such purpose, except for dividends declared and paid on parity stock contemporaneously and on a pro rata basis with dividends declared and paid on the Series G Preferred Stock. If TCI fails to redeem shares of Series G Preferred Stock on a date fixed for redemption, and until such shares are redeemed in full, TCI may not redeem any junior stock or, except for contemporaneous pro rata redemptions, any parity stock, declare or pay any dividend on or make any distribution with respect to any junior stock, or, except as provided above, parity stock or set aside money or assets for such purpose and neither TCI nor any subsidiary thereof may purchase or otherwise acquire any Series G Preferred Stock, parity stock or junior stock or set aside any money or assets for any such purpose.

         The failure of TCI to pay any dividends on any class or series of parity stock or to redeem on any date fixed for redemption any shares of Series G Preferred Stock will not prevent (i) the payment of dividends on junior stock solely in shares of junior stock or the redemption, purchase or other acquisition of junior stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, shares of junior stock; (ii) the payment of dividends on any parity stock solely in shares of parity stock and/or junior stock or the redemption, exchange, purchase, or other acquisition of Series G Preferred Stock or parity stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, parity stock and/or junior stock; or (iii) the purchase or acquisition of shares of Series G Preferred Stock pursuant to a purchase or exchange offer made to all holders of outstanding shares of Series G Preferred Stock, provided that the terms of the purchase or exchange offer shall be identical for all shares of Series G Preferred Stock and all accrued dividends on such shares shall have been paid or shall have been declared and irrevocably set apart in trust for the benefit of the holders of shares of Series G Preferred Stock and for no other purpose.

         The Series G Preferred Stock has no voting rights, except (i) as required by the DGCL, and (ii) that the holders of Series G Preferred Stock have the right to vote with the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock, the Class B Preferred Stock and any other class or series of Preferred Stock entitled to vote in any general election of directors, on the basis of one vote per share, in any general election of directors of TCI.

         Series H Redeemable Convertible Preferred Stock. If the Contingency is met, then no dividends will accrue or be payable on the Series H Preferred Stock. If the Contingency is not met, and only in such event, then subject to the prior preferences and other rights of any class or series of Preferred Stock ranking prior to the Series H Preferred Stock with respect to the payment of dividends, the holders of Series H Preferred Stock will be entitled to receive cumulative dividends, when and as declared by the Board of Directors out of unrestricted funds legally available therefor, in preference to dividends on the Common Stock and the Class B Preferred Stock. Dividends will accrue on the Series H Preferred Stock from and after the first anniversary of issuance, if the Contingency is not met, on a daily basis at the rate of 4% per annum of the Liquidation Preference per share, whether or not such dividends are declared or funds are available for payment of dividends. The "Liquidation Preference" of a share of Series H Preferred Stock as of any date in question means an amount equal to the sum of (i) the stated liquidation value of $5.40 per share, plus (ii) an amount equal to all dividends accrued on such share which have been added to and remain a part of the Liquidation Preference as of such date, plus (iii) for purposes of determining liquidation and redemption payments, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (i) and (ii) above during the period from the immediately preceding dividend payment date through and including the date in question. Dividends not paid on any dividend payment date are added to the Liquidation Preference on such date and remain a part thereof until such dividends are paid. The rate per annum at which dividends will accrue on that portion of the Liquidation Preference that consists of unpaid dividends that were added to the Liquidation Preference on a dividend payment date and that remain unpaid on the next succeeding dividend payment date will increase to 8.625% per annum from and after such next succeeding dividend payment date. Accrued dividends are payable semiannually and, in the sole discretion of the Board of Directors, may be declared and paid in cash, in shares of Series A TCI Group Common Stock or in any combination of the foregoing. Accrued dividends not paid as provided above on any dividend payment date accumulate and such accumulated unpaid dividends may be declared and paid in cash, shares of Series A TCI Group Common Stock or any combination thereof at any time without reference to any regular dividend payment, to holders of record of Series H Preferred Stock as of a special record date fixed by the Board of Directors.

         Upon the liquidation, dissolution or winding up of TCI, the holders of Series H Preferred Stock will be entitled, after payment of preferential amounts on any class or series of Preferred Stock ranking prior to the Series H Preferred Stock with respect to liquidating distributions, to receive from the assets of TCI available for distribution to stockholders an amount in cash or property or a combination thereof, per share, equal to the Liquidation Preference thereof as of the date of payment or distribution.

         Subject to the rights of any class or series of Preferred Stock ranking prior to or on a parity with Series H Preferred Stock, the Series H Preferred Stock is redeemable at the option of TCI, in whole at any time or in part from time to time on or after February 1, 2001, for a redemption price per share payable in cash equal to the Liquidation Preference thereof on such redemption date. Subject to the rights of any class or series of Preferred Stock ranking prior to or on a parity with the Series H Preferred Stock, TCI shall redeem the Series H Preferred Stock out of funds legally available therefor on February 1, 2016, for a redemption price per share payable in cash equal to the Liquidation Preference thereof on such redemption date.

         The Series H Preferred Stock ranks senior to the TCI Group Common Stock, Telephony Group Common Stock, Liberty Media Group Common Stock and the Class B Preferred Stock and on a parity basis with the Series C Preferred Stock, the Series D Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock as to dividend rights, rights to redemption and rights on liquidation.

         Each share of Series H Preferred Stock is convertible, at the option of the holder, at any time prior to the close of business on the business day immediately prior to the redemption thereof, into .2625 of one share of Series A Liberty Media Group Common Stock, subject to anti-dilution adjustments. However, the shares issuable upon conversion shall be adjusted to provide for the Liberty Stock Distribution.

         For so long as any dividends are in arrears on the Series H Preferred Stock or any class or series of Preferred Stock ranking on a parity with the Series H Preferred Stock which is entitled to payment of cumulative dividends prior to the redemption, exchange, purchase, or other acquisition of the Series H Preferred Stock, and until all dividends accrued up to the immediately preceding dividend payment date on the Series H Preferred Stock and such parity stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, neither TCI nor any subsidiary thereof may redeem, exchange, purchase, or otherwise acquire any shares of Series H Preferred Stock, any parity stock or any class or series of its capital stock ranking junior to the Series H Preferred Stock, or set aside any money or assets for such purpose, unless all of the then outstanding shares of Series H Preferred Stock and such parity stock and any other parity stock that by its terms is required to be redeemed under such circumstances are redeemed. For so long as any dividends are in arrears on the Series H Preferred Stock and until all dividends accrued up the immediately preceding dividend payment date on the Series H Preferred Stock have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not declare or pay any dividend on or make any distribution with respect to any junior stock or parity stock or set aside any money or assets for any such purpose, except for dividends declared and paid on parity stock contemporaneously and on a pro rata basis with dividends declared and paid on the Series H Preferred Stock. If TCI fails to redeem shares of Series H Preferred Stock on a date fixed for redemption, and until such shares are redeemed in full, TCI may not redeem any junior stock or, except for contemporaneous pro rata redemptions, any parity stock, declare or pay any dividend on or make any distribution with respect to any junior stock or, except as provided above, parity stock, or set aside money or assets for such purpose and neither TCI nor any subsidiary thereof may purchase or otherwise acquire any Series H Preferred Stock, parity stock or junior stock or set aside any money or assets for any such purpose.

         The failure of TCI to pay any dividends on any class or series of parity stock or to redeem on any date fixed for redemption any shares of Series H Preferred Stock will not prevent (i) the payment of dividends on junior stock solely in shares of junior stock or the redemption, purchase or other acquisition of junior stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, shares of junior stock; (ii) the payment of dividends on any parity stock solely in shares of parity stock and/or junior stock or the redemption, exchange, purchase, or other acquisition of Series H Preferred Stock or parity stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, parity stock and/or junior stock; or (iii) the purchase or acquisition of shares of Series H Preferred Stock pursuant to a purchase or exchange offer made to all holders of outstanding shares of Series H Preferred Stock, provided that the terms of the purchase or exchange offer shall be identical for all shares of Series H Preferred Stock and all accrued dividends on such shares shall have been paid or shall have been declared and irrevocably set apart in trust for the benefit of the holders of shares of Series H Preferred Stock and for no other purpose.

         The Series H Preferred Stock has no voting rights, except (i) as required by the DGCL, and (ii) that the holders of Series H Preferred Stock have the right to vote with the TCI Group Common Stock, the Telephony Group Common Stock, the Liberty Media Group Common Stock, the Class B Preferred Stock and any other class or series of Preferred

Stock entitled to vote in any general election of directors, on the basis of one vote per share, in any general election of directors of TCI.

ANTI-TAKEOVER CONSIDERATIONS

         The DGCL, the TCI Charter and TCI's Bylaws contain provisions which may serve to discourage or make more difficult a change in control of TCI without the support of the Board of Directors or without meeting various other conditions. The principal provisions of the DGCL and the aforementioned corporate governance documents are outlined below.

         DGCL Section 203, in general, prohibits a "business combination" between a corporation and an "interested stockholder" within three years of the date such stockholder became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (iii) on or after such date, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders' meeting of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The term "business combination" is defined to include, among other transactions between the interested stockholder and the corporation or any direct or indirect majority-owned subsidiary thereof, a merger or consolidation; a sale, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would increase the interested stockholder's proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, an "interested stockholder" is any person who is the owner of 15% or more of the outstanding voting stock (or, in the case of a corporation with classes of voting stock with disparate voting power, 15% or more of the voting power of the outstanding voting stock) of the corporation, and the affiliates and associates of such person. The term "owner" is broadly defined to include any person that individually or with or through his or its affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock. The restrictions of DGCL Section 203 do not apply to corporations that have elected, in the manner provided therein, not to be subject to such section or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

         The TCI Charter does not contain any provision "opting out" of the application of DGCL Section 203 and TCI has not taken any of the actions necessary for it to "opt out" of such provision. As a result, the provisions of Section 203 will remain applicable to transactions between TCI and any of its "interested stockholders."

         The TCI Charter also contains certain provisions which could make a change in control of TCI more difficult. For example, the TCI Charter requires, subject to the rights, if any, of any class or series of Preferred Stock, the affirmative vote of 66 2/3% of the total voting power of the outstanding shares of Voting Securities, voting together as a single class, to approve (i) a merger or consolidation of TCI with, or into, another corporation, other than a merger or consolidation which does not require the consent of stockholders under the DGCL or a merger or consolidation which has been approved by 75% of the members of the Board of Directors (in which case, in accordance with the DGCL, the affirmative vote of a majority of the total voting power of the outstanding Voting Securities would, with certain exceptions, be required for approval), (ii) the sale, lease or exchange of all or substantially all of the property and assets of TCI or (iii) the dissolution of TCI. "Voting Securities" is currently defined as the TCI Group Common Stock, the Liberty Media Group Common Stock, the Telephony Group Common Stock and any class or series of Preferred Stock entitled to vote generally with the holders of Common Stock on matters submitted to stockholders for a vote. The TCI Charter also provides for a Board of Directors of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three-year term at each special meeting of stockholders. The exact number of directors, currently nine, is fixed by the Board of Directors. The holders of TCI Group Common Stock, Telephony Group Common Stock, Liberty Media Group Common Stock, Class B Preferred Stock, Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, voting together as a single class, vote in elections for directors. (The holders of TCI's Series F Preferred Stock are entitled to vote in the election of directors; however, the DGCL prohibits the voting of such shares because such shares are held by subsidiaries of TCI.) Stockholders of TCI do not have cumulative voting rights.

         The TCI Charter authorizes the issuance of 50,000,000 shares of Series Preferred Stock, of which 33,901,240 remain available for issuance as of October 31, 1996. Under the TCI Charter, the Board of Directors is authorized, without further action by the stockholders of TCI, to establish the preferences, limitations and relative rights of the Series Preferred Stock. In addition, 1,900,000,000 shares of TCI Group Common Stock, 825,000,000 shares of Liberty Media Group Common Stock and 825,000,000 shares of Telephony Group Common Stock are currently authorized by the TCI Charter, of which 1,135,416,392 shares of the TCI Group Common Stock (as of October 31, 1996), 575,988,733 shares of the Liberty Media Group Common Stock (after giving effect to the Liberty Stock Distribution) (as of October 31, 1996) and ____ shares of Telephony Group Common Stock (assuming the purchase of all Shares offered hereby) remain available for issuance (without taking into consideration shares reserved for issuance upon conversion, exchange or exercise of outstanding convertible or exchangeable securities and options). The issue and sale of shares of TCI Group Common Stock and Liberty Media Group Common Stock, Telephony Group Common Stock and/or Series Preferred Stock could occur in connection with an attempt to acquire control of TCI, and the terms of such shares of Series Preferred Stock could be designed in part to impede the acquisition of such control.

         The TCI Charter requires the affirmative vote of 66 2/3% of the total voting power of the outstanding shares of Voting Securities, voting together as a single class, to approve any amendment, alteration or repeal of any provision of the TCI Charter or the addition or insertion of other provisions therein.

         The TCI Charter and TCI's Bylaws provide that a special meeting of stockholders will be held at any time, subject to the rights of the holders of any class or series of Preferred Stock, upon the call of the Secretary of TCI upon (i) the written request of the holders of not less than 66 2/3% of the total voting power of the outstanding shares of Voting Securities or (ii) at the request of not less than 75% of the members of the Board of Directors. Subject to the rights of any class or series of Preferred Stock, TCI's Bylaws require that written notice of the intent to make a nomination at a meeting of stockholders must be received by the Secretary of TCI, at TCI's principal executive offices, not later than (a) with respect to an election of directors to be held at an annual meeting of stockholders, 90 days in advance of such meeting, and (b) with respect to an election of directors to be held at a special meeting of stockholders, the close of business on the seventh day following the day on which notice of such meeting is first given to stockholders. The notice must contain: (1) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (2) a representation that the stockholder is a holder of record of TCI's Voting Securities entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (4) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had each proposed nominee been nominated, or intended to be nominated, by the Board of Directors; and (5) the consent of each nominee to serve as a director of TCI if so elected. Any actions to remove directors is required to be for "cause" (as defined in the TCI Charter) and be approved by the holders of 66 2/3% of the total voting power of the outstanding shares entitled to vote in the election of directors.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                   TO HOLDERS OF TELEPHONY GROUP COMMON STOCK

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of the material Federal income tax consequences to the holders of Telephony Group Common Stock is based on the opinion of Baker & Botts, L.L.P., counsel to TCI, and Baker & Botts, L.L.P. has advised TCI that this summary accurately describes such material consequences. The discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Department regulations, published positions of the Service and court decisions now in effect, all of which are subject to change. In particular, the United States Congress could enact legislation affecting the treatment of stock with characteristics similar to the Telephony Group Common Stock, or the Treasury Department could change the current law in future regulations. Any further legislation or regulations could be enacted or promulgated so as to apply retroactively to the Telephony Group Common Stock. However, upon advice of counsel, TCI believes that, as a practical matter, it is unlikely that such legislation or regulations would apply retroactively to the Telephony Group Common Stock. The discussion contained herein and counsel's opinion are based on the assumption that the Telephony Group Common Stock will have the characteristics as described herein.

TAX IMPLICATIONS TO STOCKHOLDERS

         This discussion addresses those stockholders who will hold Telephony Group Common Stock as a capital asset within the meaning of Section 1221 of the Code. This discussion is included for general information only. It does not discuss all aspects of Federal income taxation that could be relevant to a stockholder in light of such stockholder's particular tax circumstances and does not apply to certain types of stockholders who could be subject to special treatment under the Federal income tax laws. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS TO WHICH THEY COULD BE SUBJECT.

         Sale or Exchange of Common Stock. Upon a stockholder's taxable sale or exchange of the Telephony Group Common Stock, such stockholder would recognize gain or loss equal to the difference between (i) any cash received plus the fair market value of any other consideration received and (ii) the tax basis of the stock sold or exchanged. Such tax basis would, in the case of a purchase of the stock, be the amount paid therefor.

         Should TCI redeem the Telephony Group Common Stock in the future by distributing shares of one or more Qualifying Subsidiaries in exchange therefor, it intends to do so in a manner that such redemption will be tax free under Section 355 of the Code. If such redemption does not qualify under
Section 355 of the Code, then the holders of the Telephony Group Common Stock could, depending upon their individual circumstances, either (a) recognize gain on the redemption in an amount equal to the difference between the fair market value of the Qualifying Subsidiaries stock received and the stockholders' tax basis in their shares being redeemed or (b) be treated as having received a taxable dividend in an amount equal to the fair market value of the received Qualifying Subsidiaries stock.

         The excess of net long-term capital gains over net short-term capital loss could be taxed at a rate lower than ordinary income for certain noncorporate taxpayers. A capital gain is long-term if the asset is held for more than one year and is short-term if held for one year or less. The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, the limitation on the deductibility of capital losses.

         Conversion. In the opinion of counsel, the Telephony Group Common Stock should be treated as stock of TCI for federal income tax purposes. If the Telephony Group Common Stock is so treated, a conversion of such stock into TCI Group Common Stock pursuant to the terms of the Telephony Group Common Stock should constitute a tax free exchange. However, it is not clear that an exchange of shares of Telephony Group Common Stock for shares of TCI Group Common Stock, or shares of TCI Group Common Stock for shares of Telephony Group Common Stock, would constitute a tax free exchange under the Code.

         Dividends. Dividend payments received by a holder of Telephony Group Common Stock who is not a Nonresident Alien (as defined below) will be taxable at ordinary income rates to the extent of the current and accumulated earnings and profits of TCI, then as a return of basis of the Telephony Group Common Stock of the holder, then as capital gain. Corporate shareholders would generally be eligible for a dividends received deduction with respect to the distribution.

         Nonresident Alien Holders. Dividend payments received by a holder of Telephony Group Common Stock who is a Nonresident Alien (as defined below) would be subject to United States Federal withholding tax unless a treaty exemption applies or the Nonresident Alien otherwise establishes an exemption. A Nonresident Alien holder would not be subject to United States Federal income or withholding tax on any gain realized on the taxable sale or exchange of any such stock, unless (A) such gain was effectively connected with a United
States trade or business of the Nonresident Alien, (B) the Nonresident Alien was an individual who had been present in the United States for a period or periods of 183 days or more during the taxable year and certain other conditions were met or (C) the stock sold or exchanged was a "United States Real Property Interest" as defined in Section 897(c)(1) of the Code at any time during the five years prior to the sale or exchange of the stock or at any time during the time that the Nonresident Alien held such stock, whichever time was shorter. The Telephony Group Common Stock sold or exchanged would be a United States Real Property Interest only if, at any time during the five years prior to the sale or exchange of such stock, or at any time during the period that the Nonresident Alien held such stock, whichever time was shorter, TCI had been a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code and the Nonresident Alien owned directly or indirectly more than 5% of such series of Telephony Group Common Stock. TCI believes that it is not, has not been and will not become a "United States real property holding corporation" for Federal income tax purposes.

         A "Nonresident Alien" is any person who, for Federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary or a foreign estate or trust, or a foreign partnership that includes as a member any of the foregoing persons.

         Backup Withholding. Certain noncorporate holders of Telephony Group Common Stock could be subject to backup withholding at a rate of 31% on the payment of dividends on such stock. Backup withholding will apply only if the holder (i) failed to furnish its Taxpayer Identification Number ("TIN"), which, for an individual, is his or her Social Security number, (ii) furnished an incorrect TIN, (iii) was notified by the Service that it had failed to properly report payments of interest or dividends or (iv) under certain circumstances, failed to certify under penalties of perjury that (1) it had furnished a correct TIN and (2) had not been notified by the Service that it had failed to properly report payments of interest or dividends. Stockholders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption if applicable.

         The amount of any backup withholding on a payment to a holder of Telephony Group Common Stock would be allowed as a credit against such stockholder's Federal income tax liability and could entitle such stockholder to a refund, provided that the required information was furnished to the Service.

TAX IMPLICATIONS TO TCI

         As noted above, in the opinion of counsel, the Telephony Group Common Stock should be treated as stock of TCI for federal income tax purposes. Accordingly, no gain or loss should be recognized by TCI on the sale of Telephony Group Common Stock. If, however, the Telephony Group Common Stock were treated as property other than stock of TCI, TCI could recognize gain on the sale of Telephony Group Common Stock in an amount equal to the difference between the proceeds received therefrom and its tax basis in the hands of TCI. If the Telephony Group

Common Stock is treated as stock of a subsidiary of TCI, and not as stock of TCI, the Telephony Group could, depending upon the amount of stock issued, be treated as not includable in TCI's consolidated federal income tax return. If so treated, any dividends paid or deemed paid to TCI by the Telephony Group would be taxed to TCI.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), TCI has agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), severally has agreed to purchase, the aggregate number of shares of Series A Telephony Group Common Stock set forth opposite its name below.

                                                                      NUMBER
U.S. UNDERWRITER                                                     OF SHARES
----------------                                                     ---------
Merrill Lynch, Pierce, Fenner & Smith,
          Incorporated. . . . . . . . . . . . . . . . . . . . . .
                                                                   -------------
Morgan Stanley & Co. Incorporated . . . . . . . . . . . . . . . .
                                                                   -------------
Credit Suisse First Boston Corporation  . . . . . . . . . . . . .
                                                                   -------------
Salomon Brothers Inc  . . . . . . . . . . . . . . . . . . . . . .
                                                                   -------------

__________________  . . . . . . . . . . . . . . . . . . . . . . .
                                                                   -------------

__________________  . . . . . . . . . . . . . . . . . . . . . . .
                                                                   -------------

__________________  . . . . . . . . . . . . . . . . . . . . . . .
                                                                   -------------


         Total
                                                                   =============

         TCI has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited and Salomon Brothers International Limited, acting as lead managers (the "International Representatives"), and certain other underwriters outside the United States and Canada (collectively, the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, TCI has agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of _______ shares of Series A Telephony Group Common Stock.

         In the U.S. Purchase Agreement and the International Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Series A Telephony Group Common Stock being sold pursuant to each such agreement if any of the shares of Series A Telephony Group Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that TCI is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Series A Telephony Group Common Stock under the terms of the Purchase Agreement unless all of the shares of Series A Telephony Group Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

         The U.S. Representatives have advised TCI that the U.S. Underwriters propose to offer the shares of Series A Telephony Group Common Stock offered hereby in the U.S. Offering to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___ per share of Series A Telephony Group Common Stock, and that the U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $___ per share of Series A Telephony Group Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

         The initial public offering price per share of Series A Telephony Group Common Stock and the total underwriting discount per share of Series A Telephony Group Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

         TCI has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an aggregate of _______ and _______ shares of Series A Telephony Group Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from TCI approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the ________ shares of Series A Telephony Group Common Stock initially purchased by the Underwriters.

         TCI has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of Series A Telephony Group Common Stock to each other.

         TCI has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Series A Telephony Group Common Stock will not offer to sell or resell shares of Series A Telephony Group Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Series A Telephony Group Common Stock will not offer to sell or resell shares of Series A Telephony Group Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Series A Telephony Group Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

         TCI has agreed not to sell, offer to sell, grant any option (other than employee stock options) for the sale of, or otherwise dispose of, any shares of Telephony Group Common Stock or securities convertible into or exercisable or exchangeable for Telephony Group Common Stock (except for the shares offered hereby and the shares of Telephony Group Common Stock issuable by TCI pursuant to the exercise of the Executive Options) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain limited exceptions included in the Purchase Agreements.

         Prior to the Offerings, there has been no public market for the shares of Series A Telephony Group Common Stock. The initial public offering price of the Series A Telephony Group Common Stock was determined by negotiations between TCI and the U.S. Representatives and the International Representatives. Among the factors considered in such negotiations, in addition to prevailing market conditions, were current market valuations of publicly traded companies that TCI and the Underwriters believe to be reasonably comparable to the Telephony Group, an assessment of TCI's results of operations in recent periods with respect to the Telephony Group, estimates of the business potential and earnings prospects of the Telephony Group, the current state of the Telephony Group's development and the current state of the Telephony Group's industry and the economies of the Telephony Group's principal markets as a whole. The offering price set forth on the cover of the Prospectus should not, however, be considered an indication of the actual value of the Series A Telephony Group Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Series A Telephony Group Common Stock or that the Series A Telephony Group Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

         TCI has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

         Certain of the Underwriters have provided various investment banking services to TCI and certain of its subsidiaries.

                                 LEGAL MATTERS

         The validity of the Shares will be passed upon for TCI by Baker & Botts, L.L.P., New York, New York. Jerome H. Kern, special counsel of Baker
& Botts, L.L.P., is a director of TCI and holds options to purchase shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock. Another partner of Baker & Botts, L.L.P. holds restricted shares of Series A Liberty Media Group Common Stock. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

         The combined balance sheets of Telephony Group as of December 31, 1995 and 1994, and the related combined statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report, dated March 18, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated balance sheets of Tele-Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, and all related financial statement schedules, have been included herein in reliance upon the reports, dated March 18, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The combined balance sheets of TCI Group as of December 31, 1995 and 1994, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which appears in the December 31, 1995 Annual Report on Form 10-K of Tele-Communications, Inc. have been incorporated by reference herein in reliance upon the report, dated March 18, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the combined financial statements refers to the effects of not consolidating TCI Group's interest in Liberty Media Group for the periods subsequent to the mergers of the predecessor of TCI Communications, Inc. and Liberty Media Corporation on August 4, 1994 and refers to the effects of not consolidating TCI Group's interest in the Telephony Group for all periods.

         The combined balance sheets of Liberty Media Group as of December 31, 1995 and 1994, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which appear in the December 31, 1995 Annual Report on Form 10-K of Tele-Communications, Inc., have been incorporated by reference herein in reliance upon the report, dated March 18, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The statements of operations, stockholders' equity, and cash flows of Liberty Media Corporation and subsidiaries for the year ended December 31, 1993, which appear in the December 31, 1995 Annual Report on Form 10-K of Tele-Communications, Inc., have been incorporated by reference herein in reliance upon the report, dated March 18, 1994, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1993 financial statements refers to a change in method of accounting for income taxes.

         The consolidated balance sheet of TeleWest plc and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 1995, which appear in the December 31, 1995 Annual Report on Form 10-K of Tele-Communications, Inc., have been incorporated by reference herein in reliance upon the report, dated March 6, 1996, of KPMG Audit plc, independent chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The combined balance sheets of Cablevision (a combination of certain cable television assets of Cablevision S.A., Televisora Belgrano S.A., Construered S.A. and Univent's S.A.) as of December 31, 1994 and 1993, and the related combined statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 1994, which appear in the Current Report on Form 8-K of Tele-Communications, Inc. dated April 20, 1995, as amended, have been incorporated by reference herein in reliance upon the report, dated March 24, 1995, of KPMG Finsterbusch Pickenhayn Sibille, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of VII Cable which appear in TCI's Current Report on Form 8-K dated June 19, 1996, have been incorporated by reference herein in reliance on the report dated February 14, 1996 of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          FINANCIAL INFORMATION INDEX


                                                                                                     Page
                                                                                                    Numbers
TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES:

         Management's Discussion and Analysis of Financial Condition and Results of
             Operations, Years ended December 31, 1995, 1994 and 1993                                 F-3
         Independent Auditors' Report                                                                 F-24
         Consolidated Balance Sheets,
             December 31, 1995 and 1994                                                               F-25
         Consolidated Statements of Operations,
             Years ended December 31, 1995, 1994 and 1993                                             F-27
         Consolidated Statements of Stockholders' Equity,
             Years ended December 31, 1995, 1994, 1993                                                F-28
         Consolidated Statements of Cash Flows,
             Years ended December 31, 1995, 1994 and 1993                                             F-31
         Notes to Consolidated Financial Statements,
             December 31, 1995, 1994 and 1993                                                         F-32

         Management's Discussion and Analysis of Financial Condition and Results of
             Operations, Nine months ended September 30, 1996 and 1995                                F-78
         Consolidated Balance Sheets,
             September 30, 1996 and December 31, 1995 (unaudited)                                     F-87
         Consolidated Statements of Operations,
             Three month and nine month periods ended September 30, 1996 and 1995 (unaudited)         F-89
         Consolidated Statement of Stockholders' Equity,
             Nine months ended September 30, 1996 (unaudited)                                         F-90
         Consolidated Statements of Cash Flows,
             Nine months ended September 30, 1996 and 1995 (unaudited)                                F-91
         Notes to Consolidated Financial Statements,
             September 30, 1996 (unaudited)                                                           F-92

"TELEPHONY GROUP":

         Management's Discussion and Analysis of Financial Condition and Results of
             Operations, Years ended December 31, 1995, 1994 and 1993                                 F-107
         Independent Auditors' Report                                                                 F-118
         Combined Balance Sheets,
             December 31, 1995 and 1994                                                               F-119
         Combined Statements of Operations,
             Years ended December 31, 1995, 1994 and 1993                                             F-120
         Combined Statements of Combined Equity,
             Years ended December 31, 1995, 1994, 1993                                                F-121
         Combined Statements of Cash Flows,
             Years ended December 31, 1995, 1994 and 1993                                             F-122
         Notes to Combined Financial Statements,
             December 31, 1995, 1994 and 1993                                                         F-123

                                                                     (continued)

                          FINANCIAL INFORMATION INDEX




                                                                                                     Page
                                                                                                    Numbers
"TELEPHONY GROUP" (CONTINUED):

         Management's Discussion and Analysis of Financial Condition and Results of
             Operations, Nine months ended September 30, 1996 and 1995                                F-142
         Combined Balance Sheets,
             September 30, 1996 and December 31, 1995 (unaudited)                                     F-153
         Combined Statements of Operations,
             Three month and nine month periods ended September 30, 1996 and 1995 (unaudited)         F-154
         Combined Statement of Combined Equity,
             Nine months ended September 30, 1996 (unaudited)                                         F-155
         Combined Statements of Cash Flows,
             Nine months ended September 30, 1996 and 1995 (unaudited)                                F-156
         Notes to Combined Financial Statements,
             September 30, 1996 (unaudited)                                                           F-157

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                 Years ended December 31, 1995, 1994 and 1993


Management's Discussion and Analysis of Financial Condition and
Results of Operations.


         Summary of Operations

         As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty Media Corporation ("Liberty") entered into a definitive merger agreement to combine the two companies (the "TCI/Liberty Combination"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Combination, Old TCI changed its name to TCI Communications, Inc. ("TCIC") and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. ("TCI" or the "Company").

         During the fourth quarter of 1994, the Company was reorganized (the "Reorganization") based upon four lines of business: Domestic Cable and Communications; Programming; International Cable and Programming ("TINTA"); and Technology/Venture Capital. The Company reorganized its structure to provide for financial and operational independence in the four operating units, each under the direction of its own chief executive officer, while maintaining the synergies and scale economies provided by a common corporate parent. While neither the International Cable and Programming unit nor the Technology/Venture Capital unit is currently significant to the Company as a whole, the Company believes each unit has growth potential and each unit is unique enough in nature to warrant separate operational focus.

         On August 3, 1995, the shareholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and Class B common stock into Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock"). The TCI Group Stock is intended to reflect the performance of those businesses of the Company not attributed to Liberty Media Group. Such businesses are referred to herein as "TCI Group". Liberty Media Group and TCI Group are sometimes hereinafter referred to individually as a "Group".

         Subsequent to consummation of the TCI/Liberty Combination, the Company operates principally in two industry segments: cable and communications services and programming services. Home shopping is a programming service which includes a retail function. Separate amounts for the aforementioned home shopping services have been provided to enhance the readers understanding of the Company. The Technology/Venture Capital and the International Cable and Programming portions of the Company's business have been included with cable and communications services due to their relative insignificance. The amounts provided for the Company's programming services segment represent the results of Liberty Media Group since the date of the TCI/Liberty Combination. The tables below set forth for the periods presented, the percentage relationship that certain items bear to revenue. This summary provides trend data relating to the normal recurring operations of the Company. Other items of significance are discussed under separate captions below.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


                                                                  Years ended December 31,
                                            ------------------------------------------------------------------------
                                                   1995                    1994                   1993
                                            -----------------         ------------------       ---------------------
                                                         amounts in millions, except for percentages
Cable and Communications Services:
----------------------------------

   Revenue                                  100%      $ 5,384         100%       $ 4,247        100%         $ 4,153

   Operating costs and expenses before
       depreciation and amortization          64        3,457           58         2,474          56           2,326

   Depreciation and amortization              24        1,274           23           992          22             911
                                            ----      -------         ----       -------       -----         -------

         Operating income                     12%     $   653           19%      $   781          22%        $   916
                                            ====      =======         ====       =======       =====         =======

Programming Services:
--------------------

   Electronic Retailing Services:

      Net sales                              100%     $ 1,019          100%      $   482          --         $    --

      Cost of sales                           69          702           65           313          --              --

      Operating costs and expenses before
         depreciation and amortization        35          359           30           145          --              --

      Depreciation and amortization            4           43            3            15          --              --
                                            ----      -------         ----       -------       -----         -------

         Operating income (loss)              (8)%    $   (85)           2%      $     9          --         $    --
                                            ====      =======         ====       =======       =====         =======

   Other Programming Services:

      Revenue                                100%     $   521         100%       $   240          --         $    --

      Operating costs and expenses before
         depreciation and amortization        94          492          96            231          --              --

      Depreciation and amortization           11           55           5             11          --              --
                                            ----      -------         ----       -------       -----         -------

            Operating loss                    (5)%    $   (26)         (1)%      $    (2)         --         $    --
                                            ====      =======         ====       =======       =====         =======

Eliminations
------------
   Revenue                                   100%     $   (73)        100%       $   (33)         --         $    --

   Operating costs and expenses before
      depreciation and amortization         (100)         (73)       (100)           (33)         --              --
                                            ----      -------         ----       -------       -----         -------

         Operating income                     --%     $    --           --%      $    --          --%        $    --
                                            ====      =======         ====       =======       =====         =======

Tele-Communications, Inc. Consolidated:
--------------------------------------

   Revenue                                   100%     $ 6,851         100%       $ 4,936         100%        $ 4,153

   Cost of sales                              10          702           6            313          --              --

   Operating costs and expenses before
      depreciation and amortization           62        4,235          57          2,817          56           2,326

   Depreciation and amortization              20        1,372          21          1,018          22             911
                                            ----      -------         ----       -------       -----         -------

         Operating income                      8%     $   542          16%      $    788          22%        $   916
                                            ====      =======         ====       =======       =====         =======

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Cable and Communications Services

         On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). In 1993 and 1994, the Federal Communications Commission ("FCC") adopted certain rate regulations required by the 1992 Cable Act and imposed a moratorium on certain rate increases. As a result of such actions, the Company's basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. The regulations established benchmark rates in 1993 which were further reduced in 1994, to which the rates charged by cable operators for Regulated Services were required to conform.

         The FCC also allowed cable operators to justify rates under "cost of service" rules, which allow "high cost" systems to establish rates in excess of the benchmark level. The FCC's interim cost of service rules allowed a cable operator to recover through rates for regulated cable services its normal operating expenses plus a rate of return equal to 11.25 percent on the rate base. However, the FCC significantly limited the inclusion in the rate base of acquisition costs in excess of the book value of tangible assets. As a result, the Company pursued cost of service justifications in only a few cases. On December 15, 1995, the FCC adopted slightly more favorable cost of service rules.

        The regulations also provide mechanisms for adjusting rates when regulated tiers are affected by channel additions or deletions. Additional programming costs resulting from channel additions can be accorded the same external treatment as other program costs increases, and cable operators presently are permitted to recover a mark-up on their programming expenses. Under one option, operators are allowed a flat ($.20) fee increase per channel added to an existing cable programming services tier ("CPST"), with an aggregate cap on such increases ($1.20) plus a license fee reserve ($.30) through 1996.
In 1997, an additional flat ($.20) fee increase will be available, and the license fees for additional channels and for increases in existing channels will no longer be subject to the aggregate cap. This optional approach for adding services is scheduled to expire on December 31, 1997.

         The Company reduced its rates in 1993 and 1994 and limited its rate increases in 1995 in response to FCC regulations. The Company believes that it has complied in all material respects with the provisions of the 1992 Cable Act, including its rate setting provisions. However, the Company's rates for Regulated Services are subject to review by the FCC, if a complaint has been filed, or by the appropriate franchise authority, if such authority has been certified. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of tier service rates would be retroactive to the date of complaint. Any refunds of the excess portion of all other Regulated Service rates would be retroactive to one year prior to the implementation of the rate reductions.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


        On October 30, 1995, the FCC accepted for comment a proposed resolution of all complaints against the CPST currently pending against cable systems owned by the Company. If the proposed resolution is accepted by the FCC, the Company will settle all pending complaints by a one-time credit to each subscriber in CPST regulated franchises. The aggregate amount of such credits is approximately $9 million and had previously been accrued by the Company. In addition, the FCC will find that the CPST rates in CPST regulated franchises on September 15, 1995 comply with federal regulations. The Company has committed not to file any additional cost-of-service filings until May 15, 1996 in franchises that were subject to CPST regulation prior to September 15, 1995. However, the Company will be able to avail itself of the other mechanisms under FCC rules to recover costs, including abbreviated cost-of-service filings covering system rebuilds and upgrades. In the proposed resolution, the Company does not admit any violation of, or any failure to conform to, the 1992 Cable Act or the rules promulgated thereunder. The comment period has ended and the Company is awaiting final action by the FCC.

         On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Telecom Act") was signed into law. Because the 1996 Telecom Act does not deregulate CPST rates until 1999 (and basic service tier rates will remain regulated thereafter), the Company believes that the 1993 and 1994 rate regulations have had and will continue to have a material adverse effect on its results of operations.

         Revenue from Cable and Communications increased 26% from 1994 to 1995. Such increase is due to the effect of certain acquisitions (13%), growth in the Company's satellite subscribers (4%), increases in the rates charged to the Company's subscribers from inflation increases, the provision of new channels and increases in equipment costs (4%), growth in subscriber levels within the Company's cable television systems (4%) and an increase in the Company's long-distance voice and data service revenue (1%).

         Revenue increased 2% from 1993 to 1994. Such increase was the result of the TCI/Liberty Combination in August of 1994 (1%), growth in subscriber levels within the Company's cable television systems (5%), the effect of certain other acquisitions (2%) and certain new services (1%), net of a decrease in revenue (4%) due to rate reductions required by rate regulation implemented pursuant to the 1992 Cable Act and a decrease in revenue (3%) due to the transfer of Netlink USA ("Netlink") to the Programming unit in the Reorganization. Netlink's operations were included in Cable and Communications Services in 1993, but have been reflected in Programming Services for all of 1994 and 1995. In the second half of 1994, as a result of the FCC revision of its rate regulations which reduced benchmark rates, the Company experienced an additional decrease, in excess of that which was incurred in 1993, in the price charged for its Regulated Services.

         Included in the Company's revenue from cable operations of $5,105 million, $4,203 million and $4,098 million for the years ended December 31, 1995, 1994 and 1993, respectively, is $5,038 million, $4,177 million and $4,098 million attributable to TCIC and $67 million, $26 million and $0 attributable to other cable operations.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Operating costs and expenses before depreciation and amortization increased 40% for the year ended December 31, 1995. Exclusive of the effects of acquisitions (13%) and Primestar (7%) (see discussion below), such expenses increased 20%. Programming expenses accounted for the majority of such increase. In this regard, programming expenses represented $1,251 million (36%), $903 million (36%) and $740 million (32%) of operating costs and expenses before depreciation and amortization during 1995, 1994 and 1993, respectively. The Company cannot determine whether and to what extent increases in the cost of programming will affect its future operating costs. However, such programming costs have increased at a greater percentage than increases in revenue of Regulated Services. The Company will experience an increase in programming costs in the first five months of 1996 without increasing its rates charged to its customers at that time. In June of 1996, the Company will be entitled to an increase in its service rates for increased programming costs and inflation. FCC regulations provide for the Company to further increase its rates by an additional amount intended to recover increased programming costs incurred during the first five months of 1996 and not previously recovered, as well as interest on said amounts.

        During 1995, the Company changed its approach to how it ordered and stored excess cable distribution equipment. The Company created material support centers and consolidated all of its excess inventory. In conjunction with this change, the Company incurred $5 million of costs. Additionally, during 1995, the Company incurred approximately $22 million in expenses related to initiatives to improve its customer service, to begin the redesign of its computer and accounting systems and to promote and market the Company's products. During the fourth quarter of 1995, the Company incurred $25 million in expenses related to payment of bonuses to the majority of its employees.

         The Company has an investment in a direct broadcast satellite partnership, Primestar Partners ("Primestar"). Primestar provides programming and marketing support to each of its cable partners who then provide satellite service to their customers. During 1995, the Company's revenue and expenses related to such satellite service have increased significantly as the number of the Company's Primestar subscribers increased from approximately 100,000 subscribers at January 1, 1995 to approximately 550,000 subscribers at December 31, 1995. During the year ended December 31, 1995, revenue increased from $30 million to $207 million and operating, selling, general and administrative expenses increased from $18 million to $197 million, as compared to the year ended December 31, 1994. The Company incurs significant sales commissions and installation costs when customers initially subscribe. Therefore, as long as the Company continues to launch this new service and increase its Primestar subscriber base at such a rapid pace, management expects operating costs and expenses will increase as well.

         Operating costs and expenses before depreciation and amortization increased 6% for the year ended December 31, 1994 compared to the corresponding period of 1993. The consolidation of Liberty resulted in an increase of $18 million in operating, selling, general and administrative expenses from Liberty's cable television systems. In 1993, the Company incurred certain one-time direct charges relating to the implementation of the FCC rate regulations.

         The increase in the Company's depreciation expense in 1995 is due to acquisitions, as well as increased capital expenditures due to a program to upgrade and install optical fiber technology in the Company's cable systems. The systems, which facilitate digital transmission of voice, video and data signals, will have optical fiber to neighborhood nodes with coaxial cable distribution downstream from that point. The increase in amortization expense in 1995 is due to acquisitions.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         The Company records compensation relating to stock appreciation rights and restricted stock awards granted to certain employees. Such compensation is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.

         Electronic Retailing Services

         This information reflects the results of Home Shopping Network, Inc. ("HSN"), which became a consolidated subsidiary of the Company in the TCI/Liberty Combination. HSN's primary business is the sale of merchandise to viewers of the home shopping programming produced and distributed by Home Shopping Club, Inc. ("HSC"), a wholly-owned subsidiary of HSN.

         During the year ended December 31, 1995, HSN's net sales increased from $482 million to $1,019 million. Such increase is due to the consolidation of HSN in August of 1994 in connection with the TCI/Liberty Combination. However, on an annualized basis, HSN's net sales decreased approximately 10%. Such annualized decrease is the net affect of a 19% decease in the number of packages shipped, partially offset by a 9% increase on the average price per unit sold.

         In September 1994, HSN appointed new management personnel to institute procedures intended to improve purchasing and other merchandising practices. Their strategies included offering a greater variety of products, developing strong private label lines, selling higher margin items and offering name brand and other high quality merchandise. These efforts were aimed at long-term improvements in sales by attracting new customers and increasing the frequency of repeat purchases. However, the impact of these strategies was to adversely affect sales during 1995.

         Since June 5, 1995, HSN has operated two full-time networks renamed HSN, the primary network, and Spree!. On August 5, 1995, HSN relaunched the HSN network with more scheduled programs and theme related shows, new sets, graphics and music. During the third quarter of 1995, HSN relaunched the Spree! network with a more spontaneous format, new graphics and music. These changes were designed to eliminate programming redundancies, distinguish the networks and reach a broader range of potential customers.

         Management of HSN also instituted promotional programs to help increase sales, including a national advertising campaign and a "no interest -- no payments" credit promotion through February 1996 for certain purchases made during the third and fourth quarters of 1995 using HSN's private label credit card. Although the credit promotion program was successful, its effect was not enough to offset the decline in sales discussed above.

         Additionally, $4 million of the restructuring charges for the year ended December 31, 1995, represents HSN management's estimate of costs to be incurred in connection with the closing of HSN's Reno, Nevada, distribution center, which was accomplished in June 1995. The decision to close the Reno distribution center was based on an evaluation of HSN's overall distribution strategy. Management of HSN believes that consolidation of HSN's distribution facilities will result in better operating efficiencies and improved service to customers.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         HSN's cost of sales increased from $313 million to $702 million during 1995. As a percent of sales, cost of sales increased from 65% in 1994 to 69% in 1995. The increase in the cost of sales percentages primarily relate to warehouse sales and other promotional events. Such events included price discounts to (i) facilitate the restructuring of HSN's distribution center,
(ii) make room for new holiday merchandise and (iii) adjust inventory levels and product mix. In addition, cost of sales for the year ended December 31, 1995 includes a $12 million increase in HSC's inventory carrying value adjustment related to products which are inconsistent with HSN's new sales and merchandise philosophy.

         HSN believes that future levels of net sales of HSC will be dependent, in large part, on program carriage, market penetration and merchandising management. Program carriage is defined as the number of cable systems and broadcast television stations that carry HSC programming. Market penetration represents the level of active purchasers within a market.

         Cable television systems and affiliated broadcast television stations broadcast HSC programming under affiliation agreements with varying original terms. HSN seeks to increase the number of cable television systems and broadcast television stations that televise HSC programming while evaluating the expected profitability of each contract.

         HSN believes that seasonality does impact its business, but not to the same extent it impacts the retail industry in general.

         On November 27, 1995, the Company announced that it had agreed to exchange its controlling interest in HSN for shares of Silver King Communications, Inc. ("Silver King"). The Company will receive approximately 11 million newly issued shares of Silver King in exchange for its 37.5 million shares of HSN.

         Liberty Media Group and Mr. Barry Diller and certain of their respective affiliates entered into an agreement in August 1995 pursuant to which an option owned by Liberty Media Group to purchase 2 million shares of Silver King Class B common stock (the "Option") (which shares would constitute voting control of Silver King) would be transferred to Silver Management Company ("Silver Company"), an entity in which Liberty Media Group would own all of the non-voting equity interests (which would constitute substantially all of the equity of such entity) and Mr. Diller would own all of the voting equity interests. Silver Company would thereafter exercise the Option and hold the shares of Silver King Class B Common Stock purchased thereunder. In an amendment to such agreement entered into in November 1995, Liberty Media Group agreed to contribute all of its shares of HSN (which shares constitute approximately 41% of the equity of HSN and approximately 90% of the voting power of HSN) to Silver Company in return for additional non-voting equity interests in Silver Company. Following such contribution, Silver Company would exchange such HSN shares with Silver King for additional shares of Silver King Common Stock and Class B Common Stock (thereby increasing Silver Company's controlling interest in Silver King to in excess of 80% of the voting power of Silver King). Each such transaction is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory consents and approvals. If consummated, HSN would cease to be a subsidiary of the Company and therefore, the financial results of HSN would not be consolidated with the financial results of Liberty Media Group. Although the Company would cease to possess voting control over HSN, it would continue to have an indirect equity interest in HSN through its ownership of the equity securities of Silver Company. No assurance can be given that the transaction will be consummated.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Other Programming Services

         Revenue from the Company's Other Programming Services increased $281 million or 117% from 1994 to 1995, and operating costs and expenses before depreciation and amortization increased $261 million or 113%. Such increases are primarily due to the TCI/Liberty Combination.

         Revenue of TCI's consolidated entertainment and information programming services represented $240 million of total consolidated revenue for 1994. This revenue was attributable to subscription and advertising revenue at TCI's consolidated sports programming businesses ($91 million), revenue from Netlink, a marketer and distributor of programming to the United States home satellite dish subscriber market ($132 million) and subscription revenue generated by Southern Satellite Systems, Inc. ("Southern") and Encore Media Corporation ("Encore") ($17 million).

         On October 31, 1995, Liberty Media Group announced that it had entered into a binding agreement in principle with The News Corporation Limited ("News Corp.") and TINTA. In the United States, Liberty Media Group and News Corp. agreed to form a partnership (the "Fox-Liberty Venture") into which Liberty Media Group will contribute interests in its national and regional sports networks and into which News Corp. will contribute its fx cable network and certain other assets. Upon consummation, Liberty Media Group will receive a 50% interest in the Fox-Liberty Venture and $350 million in cash. The fx Network will be transformed into a nationally distributed, general entertainment and sports network. The regional sports networks currently operated under the Prime Sports name will be relaunched under the Fox Sports banner.

        Internationally, News Corp., and a 50/50 partnership formed by Liberty Sports, a wholly owned subsidiary of Liberty Media Group, and TINTA (the "Liberty-TINTA Partnership") have agreed to form a venture to operate currently existing sports services in Asia, Latin American and Australia and a variety of new sports services throughout the world except in the United Kingdom, Japan and New Zealand where prior arrangements preclude an immediate collaboration. The Liberty-TINTA Partnership will own 50% of the international venture with News Corp. owning the other 50%. News Corp. is contributing various international sports rights, including the Star Sports channel which is broadcast throughout Asia as part of the Star package of services. The Liberty-TINTA Partnership is contributing Prime Deportiva, a Spanish language sports service distributed in Latin America and in Hispanic markets in the United States, an interest in Torneos y Competencias S.A., an Argentinean sports programming and production business, various international sports and satellite transponder rights and cash. The Liberty-TINTA Partnership will also contribute their 50% interest in Premiere Sports and All-Star Sports in Australia. Both are 24-hour sports services available via MMDS or cable television in Australia.


         The closing of the formation of both the US Venture and the International Venture is expected to occur during 1996.

         Other Income and Expense

         The Company's interest expense increased $225 million or 29% during 1995, as compared to 1994 and $54 million or 7% during 1994, as compared to 1993. Such increases are the result of higher interest rates and debt balances. The Company's weighted average interest rate on borrowings was 8.1%, 7.5% and 7.2% during 1995, 1994 and 1993, respectively.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         The Company is a shareholder of TeleWest plc ("TeleWest"), a company that is currently operating and constructing cable television and telephone systems in the United Kingdom ("UK"). TeleWest, which is accounted for under the equity method, had a carrying value at December 31, 1995 of $550 million and comprised $70 million, $43 million and $28 million of the Company's share of its affiliates' losses in 1995, 1994, and 1993, respectively. In addition, the Company has other less significant equity method investments in video distribution and programming businesses located in the UK, other parts of Europe, Asia, Latin America and certain other foreign countries. In the aggregate, such other equity method investments had a carrying value of $354 million at December 31, 1995 and accounted for $62 million and $50 million of the Company's share of its affiliates' losses in 1995 and 1994, respectively.

         TeleWest was formed during the fourth quarter of 1995 upon the merger (the "TeleWest Merger") of TeleWest Communications plc (formerly TCI/US WEST Cable Communications Group or "TeleWest UK") ("TeleWest Communications") with SBC (CableComms)(UK). Prior to the TeleWest Merger, the Company had an effective ownership interest of approximately 36% in TeleWest Communications, and subsequent to the TeleWest Merger the Company has an effective ownership interest of approximately 27% in TeleWest. As a result of the TeleWest Merger, the Company recognized a gain of $165 million (before deducting the related tax expense of $58 million). Such gain represents the difference between the Company's recorded cost for TeleWest Communications and the Company's effective proportionate share of TeleWest's net assets. There is no assurance that the Company will realize similar gains in future periods.

         As a result of the TeleWest Communications November 1994 initial public offering (the "TeleWest IPO") and the associated dilution of the Company's ownership interest of TeleWest Communications, the Company recognized a gain amounting to $161 million (before deducting the related tax expense of $57 million) in 1994.

         TeleWest, which is currently constructing broadband cable television and telephony networks in the UK, has incurred net losses since its inception. Although there is no assurance, the Company believes (i) that the continued expansion of TeleWest's networks ultimately will provide TeleWest with a revenue base that will exceed its expenses and (ii) that TeleWest's present and future sources of liquidity (including the net proceeds from the TeleWest IPO and certain bank credit facilities) will be sufficient to meet TeleWest's liquidity requirements for the foreseeable future. The Company has no present intention to make significant loans to or investments in TeleWest.

         During the year ended December 31, 1995, the Company recognized a gain amounting to $123 million in connection with the sale to the public of 20 million shares of common stock (the "IPO") and the issuance of shares of common stock for an investment in an Argentine programming entity (the "TYC Acquisition") by TINTA. There is no assurance that the Company will realize similar gains in future periods.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Effective February 9, 1995, QVC Programming Holdings, Inc. (the "Purchaser"), a corporation jointly owned by Comcast Corporation and the Company, was merged (the "QVC Merger") with and into QVC, Inc. ("QVC") with QVC continuing as the surviving corporation. The Company owns an approximate 43% interest of the post-merger QVC. Upon consummation of the QVC Merger, the Company was deemed to exercise significant influence over QVC and, accordingly, adopted the equity method of accounting for its investment in QVC. The accompanying 1994 financial statements have been restated to reflect such change in accounting. Such restatement resulted in an increase in the Company's net earnings of $5 million for the year ended December 31, 1994.

         During 1995, BET Holdings, Inc. ("BET") repurchased a portion of its own common stock. As a result of the repurchase, the Company's ownership of BET was increased from 19% to 22%. Therefore, the Company is deemed to exercise significant influence over BET and, has accordingly adopted the equity method of accounting for its investment in BET. The accompanying 1994 and 1993 financial statements have been restated to reflect such change in accounting. Such restatement resulted in an increase in the Company's net earnings of $2 million for each of 1994 and 1993.

         On July 11, 1994, Rainbow Program Enterprise ("Rainbow") purchased 49.9% of Liberty's 50% general partnership interest in American Movie Classics Company ("AMC"). The gain recognized by Liberty in connection with the disposition of AMC was $183 million and is included in the Company's share of Liberty's earnings prior to the TCI/Liberty Combination.

         Net Earnings (Loss)

         The Company's net loss (before preferred stock dividend requirements) of $171 million for the year ended December 31, 1995 represented a decrease of $233 million as compared to the Company's net earnings (before preferred stock dividend requirements) of $62 million for 1994. Such decrease is due primarily to a decrease in operating income, a decrease in share of earnings of affiliates (a significant portion of which results from the gain recognized in 1994 by Liberty upon the sale of its investment in AMC), and an increase in interest expense partially offset by the recognition of a gain resulting from the TINTA IPO.

         The Company's net earnings (before preferred stock dividend requirements) of $62 million for the year ended December 31, 1994 represented an increase of $67 million as compared to the Company's net loss (before preferred stock dividend requirements) of $5 million for the corresponding period of 1993. Such increase is principally the result of the effect of improved share of earnings from Liberty prior to the TCI/Liberty Combination (principally resulting from the gain recognized by Liberty upon the sale of its investment in AMC), the recognition of a gain resulting from the TeleWest IPO, and the reduction in income tax expense (principally resulting from the required recognition in the third quarter of 1993 of the cumulative effect of the change in the Federal income tax rate from 34% to 35%), net of the effect of the aforementioned reduction in rates charged for Regulated Services and the decrease in gain on disposition of assets.

         Inflation has not had a significant impact on the Company's results of operations during the three-year period ended December 31, 1995.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Recent Accounting Pronouncements

         In March of 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement No. 121"), effective for fiscal years beginning after December 15, 1995. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 effective January 1, 1996. The effect of such adoption is not expected to be significant.

         Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123") was issued by the FASB in October 1995. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company will include the disclosures required by Statement No. 123 in the notes to future financial statements.

         Liquidity and Capital Resources

         During 1994, subsidiaries of the Company, Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox" and together with the Company and Comcast, the "Cable Partners") and Sprint Corporation ("Sprint") formed a partnership ("WirelessCo") to engage in the business of providing wireless communications services on a nationwide basis. Through WirelessCo, in which the Company owns an indirect 30% interest, the partners participated in auctions ("PCS Auctions") of broadband personal communications services ("PCS") licenses conducted by the FCC. In the first round auction, which concluded during the first quarter of 1995, WirelessCo was the winning bidder for PCS licenses for 29 markets, including New York, San Francisco-Oakland-San Jose, Detroit, Dallas-Fort Worth, Boston-Providence, Minneapolis-St. Paul and Miami-Fort Lauderdale. The aggregate license cost for these licenses was approximately $2.1 billion.

         WirelessCo also invested in American PSC, L.P. ("APC"), which holds a PCS license granted under the FCC's pioneer preference program for the Washington-Baltimore market. WirelessCo acquired its 49% limited partnership interest in APC for $23 million and agreed to make capital contributions to APC equal to 49/51 of the cost of APC's PCS license. Additional capital contributions may be required in the event APC is unable to finance the full cost of its PCS license. WirelessCo may also be required to finance the build-out expenditures for APC's PCS system. Cox, which holds a pioneer preference PCS license for the Los Angeles-San Diego market, and the Company, Comcast and Sprint have also agreed on the general terms and conditions upon which Cox (with a 51% interest) and WirelessCo (with a 49% interest) would form a partnership to hold and develop a PCS system using the Los Angeles-San Diego license. APC and the Cox partnership would affiliate their PCS systems with WirelessCo and be part of WirelessCo's nationwide integrated network, offering wireless communications services under the "Sprint" brand.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         During 1994, subsidiaries of Cox, Sprint and the Company also formed a separate partnership ("PhillieCo"), in which the Company owns a 35.3% interest. PhillieCo was the winning bidder in the first round auction for a PCS license for the Philadelphia market at a license cost of $85 million. To the extent permitted by law, the PCS system to be constructed by PhillieCo would also be affiliated with WirelessCo's nationwide network.

         WirelessCo may bid in subsequent rounds of the PCS Auctions and may invest in, affiliate with or acquire licenses from other successful bidders. The capital that WirelessCo will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial.

         In March of 1995, the Cable Partners and Sprint ( collectively, the "Partners") formed two new partnerships, of which the principal partnership is currently known as Sprint Spectrum Holding Company, L.P. ("Sprint Spectrum"), to which they contributed their respective interests in WirelessCo and through which they formed another partnership, NewTelco, L.P. ("New Telco") to engage in the business of providing local wireline communications services to residences and businesses on a nationwide basis. The Cable Partners agreed to contribute their interests in Teleport Communications Group, Inc. and TCG Partners (collectively, "TCG") to NewTelco. TCG is one of the largest competitive access providers in the United States in terms of route miles.

         Effective January 31, 1996, the Partners amended the Sprint Spectrum partnership agreement (the "Partnership Agreement") and certain other agreements related thereto. Under the Partnership Agreement, the business of Sprint Spectrum and its subsidiaries will be the provision of certain wireless and other services described in the Partnership Agreement. The Partners intend for Sprint Spectrum and its subsidiary partnerships to be the exclusive vehicles through which they engage in the wireless telephony service businesses, subject to certain exceptions. Sprint Spectrum will no longer be authorized to engage in the business of providing local wireline communications services to residences and businesses. In connection with the amendment of the Partnership Agreement, the Partners, also agreed to the termination of the agreement to contribute the Cable Partners' interests in TCG to NewTelco.

         Pursuant to separate agreements, each of the Cable Partners and Sprint have agreed to negotiate in good faith on a market-by-market basis for the provision of local wireline telephony services over the cable television facilities of the respective Cable Partner under the Sprint brand. Accordingly, local wireline telephony offerings in each market would be the subject of individual agreements to be negotiated with Sprint, rather than being provided by Sprint Spectrum, as originally contemplated. The Cable Partners and Sprint also reaffirmed their intention to continue to attempt to integrate the business of TCG with that of Sprint Spectrum. In addition, each Cable Partner agreed to certain restrictions on its ability to offer, promote, or package certain of its products or services with certain products and services of other persons and agreed to make its facilities available to Sprint for specified purposes to the extent and on the terms that it has made such facilities available to others for such purposes. Such agreements have a term of five years, but under certain circumstances may terminate after three years.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Execution of the foregoing agreements was a condition to the effectiveness of a previously approved business plan for the build out of Sprint Spectrum's nationwide network for wireless personal communications services. Pursuant to the business plan, the Partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

         As of January 26, 1995, TCI, TCIC, and TeleCable Corporation ("TeleCable") consummated a transaction whereby TeleCable was merged into TCIC (the "TeleCable Merger"). The aggregate $1.6 billion purchase price was satisfied by TCIC's assumption of approximately $300 million of TeleCable's net liabilities and the issuance to TeleCable's shareholders of approximately 42 million shares of TCI Class A common stock and 1 million shares of TCI Convertible Preferred stock, Series D (the "Series D Preferred Stock") with an aggregate initial liquidation value of $300 million. The Series D Preferred Stock, which accrues dividends at a rate of 5.5% per annum, is convertible into 10 million shares of Series A TCI Group Stock and 2.5 million shares of Series A Liberty Group Stock. The Series D Preferred Stock is redeemable for cash at the option of TCI after five years and at the option of either TCI or the holder after ten years.

         On April 25, 1995, TINTA acquired a 51% ownership interest in Cablevision S.A. and certain affiliated companies (collectively, "Cablevision") for a purchase price of $282 million, before liabilities assumed. The purchase price was paid with cash consideration of $195 million and TINTA's issuance of $87 million principal amount of secured negotiable promissory notes payable to the selling shareholders. TINTA has an option during the two-year period ended April 25, 1997 to increase its ownership interest in Cablevision up to 80% at a cost per subscriber similar to the initial purchase price, adjusted however for certain fluctuations in applicable foreign currency exchange rates.

         In July 1995, TCIC and TCI, entered into certain agreements with Viacom Inc. ("Viacom") and certain subsidiaries of Viacom regarding the purchase by TCIC of all of the common stock of a subsidiary of Viacom ("Cable Sub") which, at the time of purchase, will own Viacom's cable systems and related assets.

         The transaction has been structured as a tax-free reorganization in which Cable Sub will initially transfer all of its non-cable assets, as well as all of its liabilities other than current liabilities, to a new subsidiary of Viacom ("New Viacom Sub"). Cable Sub will also transfer to New Viacom Sub the proceeds (the "Loan Proceeds") of a $1.7 billion loan facility (the "Loan Facility") to be arranged by TCIC, TCI and Cable Sub. Following these transfers, Cable Sub will retain cable assets with an estimated value at closing of approximately $2.2 billion and the obligation to repay the Loan Proceeds borrowed under the Loan Facility. Repayment of the Loan Proceeds will be non-recourse to Viacom and New Viacom Sub.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Viacom will offer to the holders of shares of Viacom Class A Common Stock and Viacom Class B Common Stock (collectively, "Viacom Common Stock") the opportunity to exchange (the "Exchange Offer") a portion of their shares of Viacom Common Stock for shares of Class A Common Stock, par value $100 per share, of Cable Sub ("Cable Sub Class A Stock"). The Exchange Offer will be subject to a number of conditions, including a condition (the "Minimum Condition") that sufficient tenders are made of Viacom Common Stock that permit the number of shares of Cable Sub Class A Stock issued pursuant to the Exchange Offer to equal the total number of shares of Cable Sub Class A Stock issuable in the Exchange Offer.

         Immediately following the completion of the Exchange Offer, TCIC will acquire from Cable Sub shares of Cable Sub Class B common stock for $350 million (which will be used to reduce Cable Sub's obligations under the Loan Facility). At the time of such acquisition, the Cable Sub Class A Stock received by Viacom stockholders pursuant to the Exchange Offer will automatically convert into a series of senior cumulative exchangeable preferred stock (the "Exchangeable Preferred Stock") of Cable Sub with a stated value of $100 per share (the "Stated Value"). The terms of the Exchangeable Preferred Stock, including its dividend, redemption and exchange features, will be designed to cause the Exchangeable Preferred Stock, in the opinion of two investment banks, to initially trade at the Stated Value. The Exchangeable Preferred Stock will be exchangeable, at the option of the holder commencing after the fifth anniversary of the date of issuance, for shares of Series A TCI Group Stock. The Exchangeable Preferred Stock will also be redeemable, at the option of Cable Sub, after the fifth anniversary of the date of issuance, and will be subject to mandatory redemption on the tenth anniversary of the date of issuance at a price equal to the Stated Value per share plus accrued and unpaid dividends, payable in cash or, at the election of Cable Sub, in shares of Series A TCI Group Stock or in any combination of the foregoing. If insufficient tenders are made by Viacom stockholders in the Exchange Offer to permit the Minimum Condition to be satisfied, Viacom will extend the Exchange Offer for up to 15 business days and, during such extension, TCI and Viacom are to negotiate in good faith to determine mutually acceptable changes in the terms and conditions for the Exchangeable Preferred Stock and the Exchange Offer that each believes in good faith will cause the Minimum Condition to be fulfilled and that would cause the Exchangeable Preferred Stock to trade at a price equal to the Stated Value immediately following the expiration of the Exchange Offer. In the event the Minimum Condition is not thereafter met, TCI and Viacom will each have the right to terminate the transaction. In addition, either party may terminate the transaction if the Exchange offer has not commenced by June 24, 1996 or been consummated by July 24, 1996.

         Consummation of the transaction is subject to a number of conditions, including receipt of a favorable letter ruling from the Internal Revenue Service that the transaction qualifies as a tax-free transaction and the satisfaction or waiver of all of the conditions of the Exchange Offer. A request for a letter ruling from the Internal Revenue Service has been filed by Viacom. The Company believes that, based upon the unique and complex structure of the transaction, there exists significant uncertainty as to whether a favorable ruling will be obtained. In light of the foregoing, management of the Company has concluded that consummation of the transaction is not yet probable. Accordingly, no assurance can be given that the transaction will be consummated.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         At December 31, 1995, Cable Sub provided service to approximately 1.2 million basic subscribers and had total assets of $1,067 million. For the year ended December 31, 1995, Cable Sub had revenue of $442 million and net earnings of $34 million. It is expected that if the transaction is consummated, the Company would account for such acquisition under the purchase method of accounting. Accordingly, the cost to acquire Cable Sub estimated at approximately $2.2 billion (reflecting the Loan Proceeds of $1.7 billion and the estimated aggregate Stated Value of the Exchangeable Preferred Stock of $500 million) would be allocated to the assets and liabilities acquired according to their respective fair values, with any excess being treated as intangible assets. As such, the Company will, if such transaction is consummated, reflect additional interest expense, depreciation, amortization and minority share of losses of consolidated subsidiaries. On a pro forma basis, if the transaction had been consummated under its current terms on or before January 1, 1995, Cable Sub would have reflected loss before taxes of approximately $51 million for the year ended December 31, 1995. On a pro forma basis, Cable Sub would reflect an approximate $21 million of preferred stock dividend requirements on an annual basis assuming, solely for the purpose of this presentation, a dividend rate of 4.25% per annum on the Exchangeable Preferred Stock. On a pro forma basis, the Company would reflect the foregoing financial impacts of Cable Sub in its consolidated results of operations except that the preferred stock dividend requirement of Cable Sub would be reflected as minority interest in the Company's statement of operations and the Company would incur an additional approximately $28 million of interest expense per year arising from the assumed borrowing by the Company for its $350 million capital contribution to Cable Sub.

         The Company owns shares of common stock and preferred stock of Turner Broadcasting System, Inc. ("TBS"). On September 22, 1995, the boards of directors of Time Warner and TBS approved plans to merge their respective companies (the "TBS/Time Warner Merger"). Under the terms of the agreement, TBS shareholders will receive 0.75 of a Time Warner common share for each TBS Class A and Class B common share. Each holder of TBS Class C preferred stock will receive 0.80 of a Time Warner common share for each of the 6 shares of TBS Class B common stock into which each of the shares of Class C preferred stock may be converted.

         Subject to certain conditions, the Company has agreed to vote its TBS shares for the TBS/Time Warner Merger. The Time Warner shares of common stock received by the Company will be exchanged immediately for a series of voting common stock ("Time Warner Series Common Stock") economically equivalent to the common stock and placed in a voting trust with Time Warner Chairman, Gerald M. Levin, as the trustee.

         In connection with the TBS/Time Warner Merger, TBS has agreed to sell its interest in SportSouth Network, L.P. ("SportSouth"), a regional sports cable network, to the Company for approximately $60 million; and Time Warner has agreed to issue shares of Time Warner Series Common Stock economically equivalent to 5 million shares of Time Warner common stock to the Company in exchange for a 6-year option to purchase Southern. Time Warner has also agreed to issue additional shares of Time Warner Series Common Stock to the Company having a market value of $160 million in the event Time Warner exercised such option. Any shares of Time Warner common stock issuable in connection with the Southern option will be exchanged for Time Warner Series Common Stock. Additionally, Time Warner will grant the Company an option to purchase Time Warner's interest in Sunshine Network, a Florida based sports cable network, for $14 million.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         The TBS/Time Warner Merger is subject to, among other things, approval by the FCC and regulatory review by federal antitrust authorities, and approval by the shareholders of TBS and Time Warner. It is expected to be completed in 1996.

         Pursuant to an underwritten public offering, the Company sold 19,550,000 shares of TCI Class A common stock in February of 1995. The Company received net proceeds of approximately $401 million. Such proceeds were immediately used to reduce outstanding indebtedness under credit facilities.

         On July 18, 1995, TINTA completed the IPO in which it sold 20 million shares of TINTA Series A common stock to the public for aggregate consideration of $320 million, before deducting related expenses (approximately $19 million). TINTA used the IPO proceeds to repay debt of the Company ($177 million) and fund acquisitions, operations and capital contributions.

         During the year ended December 31, 1995, TCIC sold approximately $1.5 billion of publicly-placed fixed rate senior and medium term notes with interest rates ranging from 6.8% to 8.8% and maturity dates ranging through 2015. The proceeds from the sale of these notes were used primarily to repay variable-rate bank debt.

         Subsequent to December 31, 1995, TINTA issued $345 million (before deducting offering costs of $9 million) of 4.5% convertible subordinated debentures. TINTA anticipates that it will use the net proceeds to fund capital contributions to certain of its equity investees.

         Also, subsequent to December 31, 1995, the Company, through certain subsidiaries, issued (i) 4.6 million shares of Cumulative Exchangeable Preferred Stock for net cash proceeds of $223 million, (ii) 20 million preferred securities of 8.72% Trust Originated Preferred Securities for net cash proceeds of $486 million (through a special purpose entity formed as a Delaware business trust) and (iii) $1 billion of publicly-placed fixed rate senior and medium term notes with interest rates ranging from 6.9% to 7.9% and maturity dates ranging through 2026. The Company used the proceeds from the aforementioned debt and equity securities to retire overnight commercial paper and to repay variable rate indebtedness.

         The Company has a credit facility which matures in September of 1996. The outstanding balance of such facility was $602 million at December 31, 1995. The Company currently anticipates that it will refinance such borrowings but there can be no assurance that it can do so on terms acceptable to the Company.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         The Company is a holding company and its assets consist almost entirely of investments in its subsidiaries. As a holding company, the Company's ability to pay dividends on any classes or series of preferred stock is dependent on the earnings of, or other funds available to, the Company's subsidiaries and the distribution or other payment of such earnings or other funds to the Company in the form of dividends, loans or other advances, payment or reimbursement of management fees and expenses and repayment of loans and advances from the Company. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay the dividends on any class or series of preferred stock of TCI or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Further, certain of the Company's subsidiaries are subject to loan agreements that prohibit or limit the transfer of funds by such subsidiaries to the Company in the form of dividends, loans, or advances, and require that such subsidiaries' indebtedness to the Company be subordinate to the indebtedness under such loan agreements. The amount of net assets of subsidiaries subject to such restrictions exceeds the Company's consolidated net assets. The Company's subsidiaries currently have the ability to transfer funds to the Company in amounts exceeding the Company's dividend requirement on any class or series of preferred stock. Net cash provided by operating activities of subsidiaries which are not restricted from making transfers to the parent company have been and are expected to continue to be sufficient to enable the parent company to meet its cash obligations.

         Moreover, almost all of the consolidated liabilities of the Company have been incurred by its subsidiaries. Therefore, the Company's rights, and the extent to which the holders of the Company's preferred stocks will be able to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization, will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by the Company).

         Subsidiaries of the Company had approximately $2.5 billion in unused lines of credit at December 31, 1995 excluding amounts related to lines of credit which provide availability to support commercial paper. Although subsidiaries of the Company were in compliance with the restrictive covenants contained in their credit facilities at said date, additional borrowings under the credit facilities are subject to the subsidiaries' continuing compliance with such restrictive covenants (which relate primarily to the maintenance of certain ratios of cash flow to total debt and cash flow to debt service, as defined in the credit facilities) after giving effect to such additional borrowings. See note 9 to the accompanying consolidated financial statements for additional information regarding the material terms of the subsidiaries' lines of credit.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         One measure of liquidity is commonly referred to as "interest coverage." Interest coverage, which is measured by the ratio of Operating Cash Flow (operating income before depreciation, amortization and other non-cash operating credits or charges)($1,975 million, $1,798 million and $1,858 million in 1995, 1994 and 1993, respectively) to interest expense ($1,010 million, $785 million and $731 million in 1995, 1994 and 1993, respectively), is determined by reference to the consolidated statements of operations. The Company's interest coverage ratio was 196%, 229% and 254% for 1995, 1994 and 1993,
respectively.   The decrease in the Company's interest coverage in 1995 is caused by increased interest expense due to higher interest rates and debt levels in 1995. Management of the Company believes that the foregoing interest coverage ratio is adequate in light of the consistency and nonseasonal nature of its cable television operations and the relative predictability of the Company's interest expense, almost half of which results from fixed rate indebtedness. Operating Cash Flow is a measure of value and borrowing capacity within the cable television industry and is not intended to be a substitute for cash flows provided by operating activities, a measure of performance prepared in accordance with generally accepted accounting principles, and should not be relied upon as such. Operating Cash Flow, as defined, does not take into consideration substantial costs of doing business, such as interest expense, and should not be considered in isolation to other measures of performance.

         Another measure of liquidity is net cash provided by operating activities, as reflected in the accompanying consolidated statements of cash flows. Net cash provided by operating activities ($957 million, $908 million and $1,247 million in 1995, 1994 and 1993, respectively) reflects net cash from the operations of the Company available for the Company's liquidity needs after taking into consideration the aforementioned additional substantial costs of doing business not reflected in Operating Cash Flow. Amounts expended by the Company for its investing activities exceed net cash provided by operating activities. However, management believes that net cash provided by operating activities, the ability of the Company and its subsidiaries to obtain additional financing (including the subsidiaries' available lines of credit and access to public debt markets), issuances and sales of the Company's equity or equity of its subsidiaries, and proceeds from disposition of assets will provide adequate sources of short-term and long-term liquidity in the future. See the Company's consolidated statements of cash flows included in the accompanying consolidated financial statements.

         In order to achieve the desired balance between variable and fixed rate indebtedness and to diminish its exposure to extreme increases in variable interest rates, the Company has entered into various interest rate exchange agreements. At December 31, 1995, after considering the net effect of various interest rate exchange agreements (see note 9 to the consolidated financial statements) with notional amounts aggregating $1,918 million, the Company had $6,002 million (or 45%) of fixed-rate debt with a weighted average interest rate of 8.8% and $7,209 million (or 55%) of variable-rate debt with a weighted average interest rate of 6.3%.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         Pursuant to the interest rate exchange agreements, the Company pays
(i) fixed interest rates ranging from 6.1% to 9.9% on notional amounts of $602 million at December 31, 1995 and (ii) variable interest rates on notional amounts of $2,520 million at December 31, 1995. During the years ended December 31, 1995, 1994 and 1993, the Company's net payments pursuant to its fixed rate exchange agreements were $13 million, $26 million and $38 million, respectively. During the years ended December 31, 1995, 1994 and 1993, the Company's net receipts (payments) pursuant to its variable rate exchange agreements were (less than $1 million), $36 million and $31 million, respectively. The Company is exposed to credit losses for the periodic settlements of amounts due under the interest rate exchange agreements in the event of nonperformance by the other parties to the agreements. However, the Company does not anticipate that it will incur any material credit losses because it does not anticipate nonperformance by the counterparties.

         In connection with its investments in certain foreign entities, the Company is exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the UK pound sterling ("L."), the Japanese yen ("Yen"), and various other foreign currencies that are the functional currencies of the Company's foreign subsidiaries and affiliates. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of an operating subsidiary or affiliate of TINTA will cause the Company to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. The Company is also exposed to foreign currency risk to the extent that the Company or its foreign subsidiaries and affiliates enter into transactions denominated in currencies other than their respective functional currencies. Because the Company generally views its foreign operating subsidiaries and affiliates as long-term investments, the Company generally does not attempt to hedge existing investments in its foreign affiliates and subsidiaries. With respect to funding commitments that are denominated in currencies other than the U.S. dollar, the Company historically has sought to reduce its exposure to short-term (generally no more than 90 days) movements in the applicable exchange rates once the timing and amount of such funding commitments becomes fixed. Although the Company monitors foreign currency exchange rates with the objective of mitigating its exposure to unfavorable fluctuations in such rates, the Company believes that it is not possible or practical to completely eliminate the Company's exposure to unfavorable fluctuations in foreign currency exchange rates.

         Approximately twenty-five percent of the franchises held by the Company, involving approximately 4.4 million basic subscribers, expire within five years. There can be no assurance that the franchises for the Company's systems will be renewed as they expire, although the Company believes that its cable television systems generally have been operated in a manner which satisfies the standards established by the Cable Communications Policy Act of 1984 (the "1984 Cable Act"), as supplemented by the renewal provisions of the 1992 Cable Act, for franchise renewal. However, in the event they are renewed, the Company cannot predict the impact of any new or different conditions that might be imposed by the franchising authorities in connection with the renewals. To date they have not varied significantly from the original terms.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


         A significant competitive impact is expected from medium power and higher power direct broadcast satellites ("DBS") that use high frequencies to transmit signals that can be received by dish antennas much smaller in size than traditional home satellite dishes ("HSDs"). Primestar distributes a multi-channel programming service via a medium power communications satellite to HSDs of approximately 3 feet in diameter. At December 31, 1995, Primestar, through its partners, served an estimated 940,000 HSDs in the United States. Two other DBS operators, DirecTV, a subsidiary of GM Hughes Electronics, and United States Satellite Broadcasting, a subsidiary of Hubbard Broadcasting, Inc., offer video services that can be received by HSDs that measure approximately eighteen inches in diameter. Such DBS operators have the right to distribute substantially all of the significant cable television programming services currently carried by cable television systems. The competition from DBS will likely continue to grow. One DBS operator is preparing to launch a new DBS satellite. AT&T Corp. recently made a large investment in DirecTV, and several other major companies are preparing to develop and operate high-power DBS systems, including MCI Communications Corp. ("MCI") and News Corp. MCI recently acquired rights to satellite frequencies for DBS in an FCC auction.

         The 1996 Telecom Act eliminated the statutory and regulatory restrictions that prevented telephone companies from competing with cable operators for the provision of video services by any means. The 1996 Telecom Act allows local telephone companies, including the regional bell operating companies, to compete with cable television operators both inside and outside their telephone service areas. The Company expects that it will face substantial competition from telephone companies for the provision of video services. The Company assumes that all major telephone companies have already entered or soon will enter the business of providing video services. Most major telephone companies have greater financial resources than the Company, and the 1992 Cable Act ensures that telephone company providers of video services will have access to all of the significant cable television programming services. Additionally, the 1996 Telecom Act eliminates certain federal restrictions on utility holding companies and thus frees all utility companies to provide cable television services. The Company expects this could result in another source of significant competition in the delivery of video services.

         The Company is upgrading and installing optical fiber technology in its cable systems at a rate such that in approximately two years TCI anticipates that it will be serving the majority of its customers with this technology. The systems, which facilitate digital transmission of voice, video and data signals, will have optical fiber to neighborhood nodes with coaxial cable distribution downstream from that point. The Company made capital expenditures of $1,782 million in 1995 and the Company expects to expend similar amounts in 1996 to provide for the continued rebuilding of its cable systems. However, such proposed expenditures are subject to reevaluation based upon changes in the Company's liquidity, including those resulting from rate regulation.

        The Company has guaranteed notes payable and other obligations of affiliated and other companies with outstanding balances of approximately $222 million at December 31, 1995. Although there can be no assurance, management of the Company believes that it will not be required to meet its obligations under such guarantees, or if it is required to meet any of such guarantees, that they will not be material to the Company.

                 TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Years ended December 31, 1995, 1994 and 1993


        The Company is obligated to pay fees for the license to exhibit certain qualifying films that are released theatrically by various motion picture studios through February 28, 2009 (the "Film Licensing Obligations"). The aggregate minimum liability under certain of the license agreements is approximately $414 million. The aggregate amount of the Film Licensing Obligations under other license agreements is not currently estimable because such amount is dependent upon certain variable factors. Nevertheless, the Company's aggregate payments under the Film Licensing Obligations could prove to be significant. Additionally, the Company has guaranteed up to $67 million of similar license fee obligations of an affiliate.

        The Company has committed to provide additional debt or equity funding to certain of its affiliates. At December 31, 1995, such commitments aggregated $95 million.

        The Company intends to continue to develop its entertainment and information programming services and has made certain financial commitments related to the acquisition of programming. The Company's obligation for certain sports program rights contracts as of December 31, 1995 was $448 million. Upon the formation of the Fox-Liberty Venture, of which there is no assurance, the Company anticipates that such commitments will be transferred to the Fox-Liberty Venture. In the event the Fox-Liberty Venture is not formed, the Company expects that sufficient cash will be generated by the programming services to satisfy these commitments. However, the continued development of such services may require additional financing and it cannot be predicted whether the Company will obtain such financing on terms acceptable to the Company.

        The Company's various partnerships and other affiliates accounted for under the equity method generally fund their acquisitions, required debt repayments and capital expenditures through borrowings under and refinancing of their own credit facilities (which are generally not guaranteed by the Company) and through net cash provided by their own operating activities.

        The Company's subsidiaries generally finance acquisitions and capital expenditures through net cash provided by operating and financing activities. Amounts expended for acquisitions and capital expenditures exceed net cash provided by operating activities.

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Tele-Communications, Inc.:


We have audited the accompanying consolidated balance sheets of Tele-Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele-Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.





                                                       /s/ KPMG Peat Marwick LLP
                                                           KPMG Peat Marwick LLP




Denver, Colorado
March 18, 1996

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1995 and 1994


                                                               1995      1994 *
                                                             --------   --------
Assets                                                       amounts in millions
------
Cash                                                         $    118         74

Trade and other receivables, net                                  407        301

Inventories, net                                                  104        121

Prepaid expenses                                                   65         36

Prepaid program rights                                             47         24

Committed film inventory                                          122         58

Investments in affiliates, accounted for
   under the equity method, and related
   receivables (notes 5 and 6)                                  2,372      1,299

Investment in Turner Broadcasting System, Inc.
   ("TBS") (note 7)                                               955        660

Property and equipment, at cost:
   Land                                                            88         91
   Distribution systems                                         9,545      7,705
   Support equipment and buildings                              1,429      1,146
                                                             --------   --------
                                                               11,062      8,942
   Less accumulated depreciation                                3,653      3,066
                                                             --------   --------
                                                                7,409      5,876
                                                             --------   --------

Franchise costs                                                14,322     11,152
   Less accumulated amortization                                2,092      1,708
                                                             --------   --------
                                                               12,230      9,444
                                                             --------   --------

Other assets, net of amortization                               1,748      1,383
                                                             --------   --------

                                                             $ 25,577     19,276
                                                             ========   ========

*Restated - see notes 5 and 6.
                                                                     (continued)

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                          December 31, 1995 and 1994

                                                              1995       1994 *
                                                            --------    --------
Liabilities and Stockholders' Equity                         amounts in millions
------------------------------------
Accounts payable                                            $    243         201

Accrued interest                                                 233         183

Accrued programming expense                                      318         248

Other accrued expenses                                         1,114         561

Debt (note 9)                                                 13,211      11,162

Deferred income taxes (note 14)                                4,584       3,509

Other liabilities                                                195         160
                                                            --------    --------

      Total liabilities                                       19,898      16,024
                                                            --------    --------

Minority interests in equity
   of consolidated subsidiaries                                  651         429

Redeemable preferred stocks (note 10)                            478         168

Stockholders' equity (note 11):
      Series Preferred Stock, $.01 par value                      --          --
      Class B 6% Cumulative Redeemable
         Exchangeable Junior Preferred Stock,
         $.01 par value                                           --          --
      Tele-Communications, Inc. Series A TCI
         Group common stock, $1 par value
         Authorized 1,750,000,000 shares;
         issued 672,211,009 in 1995                              672          --
      Tele-Communications, Inc. Series B TCI
         Group common stock, $1 par value
         Authorized 150,000,000 shares;
         issued 84,691,554 in 1995                                85          --
      Tele-Communications, Inc. Series A Liberty
         Media Group common stock, $1 par value
         Authorized 750,000,000 shares;
         issued 142,896,264 in 1995                              143          --
      Tele-Communications, Inc. Series B Liberty
         Media Group common stock, $1 par value
         Authorized 75,000,000 shares;
         issued 21,196,868 in 1995                                21          --
      Class A common stock, $1 par value
         Issued 576,979,498 shares in 1994                        --         577
      Class B common stock, $1 par value
         Issued 89,287,429 shares in 1994                         --          89
      Additional paid-in capital                               4,068       2,791
      Cumulative foreign currency
         translation adjustment, net of taxes                     (9)         (4)
      Unrealized holding gains for
         available-for-sale securities, net of taxes             338          94
      Accumulated deficit                                       (454)       (282)
                                                            --------    --------
                                                               4,864       3,265
      Treasury stock, at cost (100,524,364 shares of
         Series A TCI Group common stock in 1995; and
         86,030,992 shares of Class A common
         stock and 4,172,629 shares of Class B
         common stock in 1994)                                  (314)       (610)
                                                            --------    --------

            Total stockholders' equity                         4,550       2,655
                                                            --------    --------

Commitments and contingencies (note 15)

                                                            $ 25,577      19,276
                                                            ========    ========

*Restated - see notes 5 and 6.

See accompanying notes to consolidated financial statements.

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                    Consolidated Statements of Operations

                 Years ended December 31, 1995, 1994 and 1993

                                                         1995       1994 *      1993 *
                                                       --------    --------    --------
                                                             amounts in millions,
                                                           except per share amounts
Revenue (note 16):
   From cable and programming services
      (notes 4 and 8)                                  $  5,832       4,454       4,153
   Net sales from electronic retailing services           1,019         482          --
                                                       --------    --------    --------
                                                          6,851       4,936       4,153
                                                       --------    --------    --------

Operating costs and expenses:
   Operating (note 4)                                     2,097       1,445       1,190
   Cost of sales from electronic retailing services         702         313          --
   Selling, general and administrative                    2,066       1,380       1,105
   Compensation relating to stock
      appreciation rights                                    55          --          31
   Adjustment to compensation relating to stock
      appreciation rights                                    --          (8)         --
   Restructuring charges                                     17          --          --
   Depreciation                                             899         700         622
   Amortization                                             473         318         289
                                                       --------    --------    --------
                                                          6,309       4,148       3,237
                                                       --------    --------    --------

         Operating income (note 16)                         542         788         916

Other income (expense):
   Interest expense                                      (1,010)       (785)       (731)
   Interest and dividend income                              52          36          34
   Share of earnings of Liberty Media Corporation
      ("Liberty") (note 4)                                   --         128           7
   Share of losses of other affiliates, net
      (notes 5 and 6)                                      (193)       (112)        (76)
   Gain on sale of subsidiary stock (note 13)               123          --          --
   Gain on sale of stock by equity investee (note 5)        165         161          --
   Gain (loss) on disposition of assets                      49         (10)         42
   Other, net                                               (19)        (24)        (28)
                                                       --------    --------    --------
                                                           (833)       (606)       (752)
                                                       --------    --------    --------

      Earnings (loss) before income taxes                  (291)        182         164

Income tax benefit (expense) (note 14)                      120        (120)       (169)
                                                       --------    --------    --------

      Net earnings (loss) (note 8)                         (171)         62          (5)

Dividend requirements on preferred stocks                   (34)         (8)         (2)
                                                       --------    --------    --------

      Net earnings (loss) attributable
         to common stockholders (note 8)               $   (205)         54          (7)
                                                       ========    ========    ========

Net earnings (loss) attributable to common
   stockholders (note 2):
      TCI Class A and Class B common stock             $    (71)         54          (7)
      TCI Group Series A and Series B common stock         (107)         --          --
      Liberty Media Group Series A and Series B
         common stock                                       (27)         --          --
                                                       --------    --------    --------
                                                       $   (205)         54          (7)
                                                       ========    ========    ========
Primary and fully diluted net earnings (loss)
   attributable to common stockholders per common
   and common equivalent share (notes 2 and 8):
      TCI Class A and Class B common stock             $   (.11)        .10        (.02)
      TCI Group Series A and Series B common stock     $   (.16)         --          --
      Liberty Media Group Series A and Series B
         common stock                                  $   (.16)         --          --

* Restated - see notes 5 and 6.

See accompanying notes to consolidated financial statements.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES


                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1995, 1994 and 1993




                                                                                  Common Stock
                                                    ---------------------------------------------------------------------
                                           Class B           TCI                  TCI Group          Liberty Media Group
                                          Preferred   --------------------   --------------------    --------------------
                                            Stock     Class A    Class B     Series A    Series B    Series A    Series B
                                         -----------  --------   ---------   --------    --------    --------    --------
                                                                      amounts in millions
Balance at January 1, 1993*              $    --        462         48          --            --          --         --
   Net loss                                   --         --         --          --            --          --         --
   Issuance of common stock
      upon conversion of notes
      (note 9)                                --         20         --          --            --          --         --
   Issuance of common stock upon
      exercise of options                     --         --         --          --            --          --         --
   Dividends on redeemable
      preferred stocks                        --         --         --          --            --          --         --
   Foreign currency translation
      adjustment                              --         --         --          --            --          --         --
   Acquisition and retirement
      of common stock                         --         --         (1)         --            --          --         --
                                         -------    -------     ------     -------       -------     -------    -------


Balance at December 31, 1993             $    --        482         47          --            --         --          --
                                         -------    -------     ------     -------       -------     ------     -------
                                                                      Unrealized
                                                        Cumulative     holding        Note
                                                         foreign      gains for    receivable
                                         Additional      currency     available-      from
                                           paid-in     translation     for-sale      related     Accumulated      Treasury
                                           capital      adjustment   securities *    party         deficit *       stock
                                         -----------    ----------   ------------ ------------ ---------------   ----------
                                                               amounts in millions
Balance at January 1, 1993*                1,909          (19)             --           --          (339)          (333)
   Net loss                                   --           --              --           --            (5)            --
   Issuance of common stock
      upon conversion of notes
      (note 9)                               383           --              --           --            --             --
   Issuance of common stock upon
      exercise of options                      7           --              --           --            --             --
   Dividends on redeemable
      preferred stocks                        (2)          --              --           --            --             --
   Foreign currency translation
      adjustment                              --          (10)             --           --            --             --
   Acquisition and retirement
      of common stock                         (4)          --              --           --            --             --
                                         -------        -----       ---------       ------        ------        -------


Balance at December 31, 1993               2,293          (29)             --           --          (344)          (333)
                                         -------        -----       ---------       ------        ------        -------
                                              Total
                                          stockholders'
                                              equity *
                                         --------------
                                       amounts in millions
Balance at January 1, 1993*                    1,728
   Net loss                                       (5)
   Issuance of common stock
      upon conversion of notes
      (note 9)                                   403
   Issuance of common stock upon
      exercise of options                          7
   Dividends on redeemable
      preferred stocks                            (2)
   Foreign currency translation
      adjustment                                 (10)
   Acquisition and retirement
      of common stock                             (5)
                                             -------


Balance at December 31, 1993                   2,116
                                             -------

* Restated-see notes 5 and 6


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993

                                                                                  Common Stock
                                                      -------------------------------------------------------------------
                                           Class B           TCI                   TCI Group         Liberty Media Group
                                          Preferred   --------------------   --------------------    --------------------
                                            Stock     Class A     Class B    Series A    Series B    Series A    Series B
                                         -----------  --------   ---------   --------    --------    --------    --------
                                                                       amounts in millions
Balance at December 31, 1993*           $    --         482         47          --          --         --          --
   Unrealized holding gains for
      available-for-sale securities
      as of January 1, 1994                  --          --         --          --          --         --          --
   Net earnings                              --          --         --          --          --         --          --
   Conversion of redeemable preferred
      stock (note 10)                        --           1         --          --          --         --          --
   Issuance of common stock upon
      conversion of notes (note 9)           --           3         --          --          --         --          --
   Issuance of common stock upon
      exercise of stock option               --          --         --          --          --         --          --
   Acquisition and retirement of
      common stock                           --          --         --          --          --         --          --
   Consummation of the TCI/Liberty
      Combination (note 4)                   --          85         42          --          --         --          --
   Accreted dividends on all classes of
      preferred stock                        --          --         --          --          --         --          --
   Accreted dividends on all classes of
      preferred stock not subject
      to mandatory redemption
      requirements                           --          --         --          --          --         --          --
   Foreign currency translation
      adjustment                             --          --         --          --          --         --          --
   Issuance of TCI Class A common
      stock to subsidiaries of TCI in
      Reorganization                         --          --         --          --          --         --          --
   Issuance of Class A common stock
      for investment                         --           6         --          --          --         --          --
   Repayment of note receivable from
      related party                          --          --         --          --          --         --          --
   Change  in  unrealized  holding  gains
      for available-for-sale securities      --          --         --          --          --         --          --
                                          -----     -------      -----        ----        ----       ----        ----

Balance at December 31, 1994               $ --         577         89          --          --         --          --
                                           ----     -------     ------      ------     -------     ------      ------
                                                                  Unrealized
                                                     Cumulative    holding        Note
                                                      foreign     gains for    receivable
                                        Additional    currency    available-      from                                   Total
                                          paid-in   translation    for-sale      related     Accumulated   Treasury  stockholders'
                                          capital    adjustment  securities *     party        deficit *    stock        equity *
                                        ----------   ----------  ------------  -----------   -----------   --------  -------------
                                                                            amounts in millions
Balance at December 31, 1993*             2,293        (29)        --                --         (344)       (333)      2,116
   Unrealized holding gains for
      available-for-sale securities
      as of January 1, 1994                  --         --        297                --           --          --         297
   Net earnings                              --         --         --                --           62          --          62
   Conversion of redeemable preferred
      stock (note 10)                        17         --         --                --           --          --          18
   Issuance of common stock upon
      conversion of notes (note 9)           --         --         --                --           --          --           3
   Issuance of common stock upon
      exercise of stock option                3         --         --                --           --          --           3
   Acquisition and retirement of
      common stock                           (2)        --         --                --           --          --          (2)
   Consummation of the TCI/Liberty
      Combination (note 4)                  383         --          4               (15)          --        (285)        214
   Accreted dividends on all classes of
      preferred stock                        (8)        --         --                --           --          --          (8)
   Accreted dividends on all classes of
      preferred stock not subject
      to mandatory redemption
      requirements                            4         --         --                --           --          --           4
   Foreign currency translation
      adjustment                             --         25         --                --           --          --          25
   Issuance of TCI Class A common
      stock to subsidiaries of TCI in
      Reorganization                        (23)        --         --                --           --          23          --
   Issuance of Class A common stock
      for investment                        124         --         --                --           --          --         130
   Repayment of note receivable from
      related party                          --         --         --                15           --         (15)         --
   Change  in  unrealized  holding  gain
      for available-for-sale securities      --         --       (207)               --           --          --        (207)
                                          -----      -----       ----             -----         -----       -----      -----

Balance at December 31, 1994              2,791         (4)        94                --         (282)       (610)      2,655
                                          -----      -----       ----             -----         -----       -----      -----

                                                                     (continued)
*Restated - see notes 5 and 6

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES


                 Consolidated Statement of Stockholders' Equity

                  Years ended December 31, 1995, 1994 and 1993


                                                                                              Common Stock
                                                      -------------------------------------------------------------------
                                           Class B           TCI                   TCI Group         Liberty Media Group
                                          Preferred   --------------------   --------------------    --------------------
                                            Stock     Class A    Class B     Series A    Series B    Series A    Series B
                                         -----------  --------   ---------   --------    --------    --------    --------
amounts in millions
Balance at December 31, 1994 *       $          --         577         89          --         --          --           --
  Net loss                                      --          --         --          --         --          --           --
  Issuance of common stock in
    public offering                             --          20         --          --         --          --           --
  Issuance of common stock in
    private offering                            --           1         --          --         --          --           --
  Issuance of common stock for
    acquisitions and investments
    (note 8)                                    --          59         --          --         --          --           --
  Issuance of Class A common
    stock to subsidiary of TCI in
    Reorganization                              --          --         --          --         --          --           --
  Issuance of Class A common stock to
    subsidiary in exchange for
    investment                                  --          --         --          --         --          --           --
  Retirement of Class A common
    stock previously held by subsidiary         --          --         --          --         --          --           --
  Exchange of common stock held by
    subsidiaries of TCI for Convertible
    Redeemable Participating Preferred
    Stock, Series F ("Series F
    Preferred Stock") (note 1)                  --         (86)        (4)         --         --          --           --
  Conversion of Series F Preferred
    Stock held by subsidiary for Series
    A TCI Group common stock                    --          --         --         101         --          --           --
  Distribution of Series A and
    Series B Liberty Media Group
    common stock to TCI common
    stockholders (note 1)                       --          --         --          --         --         143           21
  Costs associated with Distribution
    to stockholders                             --          --         --          --         --          --           --
  Redesignation of TCI common stock
    into Series A and Series B TCI
    Group common stock (note 1)                 --        (571)       (85)        571         85          --           --
  Accreted dividends on all classes of
    preferred stock                             --          --         --          --         --          --           --
  Accreted dividends on all classes of
    preferred stock not subject to
    mandatory redemption
    requirements                                --          --         --          --         --          --           --
  Payment of preferred stock dividends          --          --         --          --         --          --           --
  Issuance of common stock
    by subsidiary (note 13)                     --          --         --          --         --          --           --
  Foreign currency translation
    adjustment                                  --          --         --          --         --          --           --
  Change in unrealized holding gains
    for available-for-sale securities           --          --         --          --         --          --           --
  Adjustment to reflect elimination of
    reporting delay with respect to
    certain foreign subsidiaries (note 2)       --          --          --         --         --          --           --
                                          --------   ---------    --------     ------   --------   ---------    ---------
Balance at December 31, 1995              $     --          --          --        672         85         143           21
                                          ========   =========    ========     ======   ========   =========    =========
                                                                     Unrealized
                                                       Cumulative     holding        Note
                                                        foreign      gains for    receivable
                                        Additional      currency     available-      from                                  Total
                                          paid-in     translation     for-sale      related   Accumulated   Treasury   stockholders'
                                          capital      adjustment   securities *     party      deficit *    stock        equity *
                                        ----------     ----------   ------------  ----------- -----------   --------   -------------
amounts in millions
Balance at December 31, 1994 *                2,791             (4)           94          --         (282)      (610)         2,655
  Net loss                                       --             --            --          --         (171)        --           (171)
  Issuance of common stock in
    public offering                             381             --            --          --           --         --            401
  Issuance of common stock in
    private offering                             29             --            --          --           --         --             30
  Issuance of common stock for
    acquisitions and investments
    (note 8)                                  1,329             --            --          --           --         --          1,388
  Issuance of Class A common
    stock to subsidiary of TCI in
    Reorganization                               (6)            --            --          --           --          6             --
  Issuance of Class A common stock to
    subsidiary in exchange for
    investment                                   (1)            --            --          --           --          1             --
  Retirement of Class A common
    stock previously held by subsidiary          29             --            --          --           --        (29)            --
  Exchange of common stock held by
    subsidiaries of TCI for Convertible
    Redeemable Participating Preferred
    Stock, Series F ("Series F
    Preferred Stock") (note 1)                 (542)            --            --          --           --        632             --
  Conversion of Series F Preferred
    Stock held by subsidiary for Series
    A TCI Group common stock                    213             --            --          --           --       (314)            --
  Distribution of Series A and
    Series B Liberty Media Group
    common stock to TCI common
    stockholders (note 1)                      (164)            --            --          --           --         --             --
  Costs associated with Distribution
    to stockholders                              (8)            --            --          --           --         --             (8)
  Redesignation of TCI common stock
    into Series A and Series B TCI
    Group common stock (note 1)                  --             --            --          --           --         --             --
  Accreted dividends on all classes of
    preferred stock                             (34)            --            --          --           --         --            (34)
  Accreted dividends on all classes of
    preferred stock not subject to
    mandatory redemption
    requirements                                 10             --            --          --           --         --             10
  Payment of preferred stock dividends          (10)            --            --          --           --         --            (10)
  Issuance of common stock
    by subsidiary (note 13)                      51             --            --          --           --         --             51
  Foreign currency translation
    adjustment                                   --             (5)           --          --           --         --             (5)
  Change in unrealized holding gains
    for available-for-sale securities            --             --           244          --           --         --            244
  Adjustment to reflect elimination of
    reporting delay with respect to
    certain foreign subsidiaries (note 2)        --             --            --          --           (1)        --             (1)
                                           --------       --------      --------    --------      --------   -------          -----

Balance at December 31, 1995                  4,068             (9)          338          --         (454)      (314)         4,550
                                           ========       ========      ========    ========      ========   =======          =====

*Restated - see notes 5 and 6

See accompanying notes to consolidated financial statements.

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES


                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1995, 1994 and 1993

                                                               1995       1994 *      1993 *
                                                             --------    --------    --------
                                                                    amounts in millions
                                                                       (see note 3)
Cash flows from operating activities:
   Net earnings (loss)                                       $   (171)         62          (5)
   Adjustments to reconcile net earnings (loss) to
      net cash provided by operating activities:
         Depreciation and amortization                          1,372       1,018         911
         Compensation relating to stock appreciation
            rights                                                 55          --          31
         Adjustment to compensation relating to stock
            appreciation rights                                    --          (8)         --
         Share of earnings of Liberty                              --        (128)         (7)
         Share of losses of other affiliates                      193         112          76
         Gain on sale of subsidiary stock                        (123)         --          --
         Gain on sale of stock by equity investee                (165)       (161)         --
         Deferred income tax expense (benefit)                   (153)         37         140
         Loss (gain) on disposition of assets                     (49)         10         (42)
         Other non cash charges (credits)                         (37)          5          48
         Changes in operating assets and liabilities,
            net of the effect of acquisitions:
               Change in receivables                              (70)         15         (32)
               Change in inventories                               16         (26)         --
               Change in prepaids                                 (86)        (97)         (4)
               Change in accrued interest                          45          13          63
               Change in other accruals and payables              132          56          68
         Net cash used in Flextech plc's operating
             activities during the month ended
             September 30, 1995 (note 2)                           (2)         --          --
                                                             --------    --------    --------
                 Net cash provided by operating activities        957         908       1,247
                                                             --------    --------    --------

Cash flows from investing activities:
   Cash paid for acquisitions                                    (477)       (358)       (158)
   Capital expended for property and equipment                 (1,782)     (1,264)       (947)
   Cash proceeds from disposition of assets                       166          39         149
   Additional investments in and
      loans to affiliates and others                           (1,134)       (445)       (361)
   Repayment of loans by affiliates and others                     18         148          62
   Other investing activities                                     (84)        (15)         89
   Net cash used in Flextech plc's investing activities
      during the month ended September 30, 1995 (note 2)          (51)         --          --
                                                             --------    --------    --------
                  Net cash used in investing activities        (3,344)     (1,895)     (1,166)
                                                             --------    --------    --------

Cash flows from financing activities:
   Borrowings of debt                                           8,152       4,676       6,305
   Repayments of debt                                          (6,567)     (3,607)     (6,321)
   Proceeds from sale of subsidiary stock                         445          --          --
   Issuances of common stock                                      431           1           6
   Preferred stock dividends of subsidiaries                       (6)         (6)         (6)
   Preferred stock dividends                                      (24)         (4)         (2)
   Costs associated with Distributor to Stockholders               (8)         --          --
   Repurchases of preferred stock                                  --          --         (92)
   Repurchases of common stock                                     --          --          (4)
   Net cash used in Flextech plc's financing activities
       during the month ended September 30, 1995 (note 2)           8          --          --
                                                             --------    --------    --------

                  Net cash provided (used) by financing
                     activities                                 2,431       1,060        (114)
                                                             --------    --------    --------

                  Net increase (decrease) in cash                  44          73         (33)

                  Cash at beginning of year                        74           1          34
                                                             --------    --------    --------

                  Cash at end of year                        $    118          74           1
                                                             ========    ========    ========

* Restated - see notes 5 and 6.

See accompanying notes to consolidated financial statements.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



                        December 31, 1995, 1994 and 1993

(1)      Organization

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Tele-Communications, Inc. and those of all majority-owned subsidiaries ("TCI" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         Reorganization

         During the fourth quarter of 1994, the Company was reorganized (the "Reorganization") based upon four lines of business: Domestic Cable and Communications (the "Cable Unit"); Programming (the "Programming Unit"); International Cable and Programming ("TINTA"); and Technology/Venture Capital. Upon Reorganization, certain of the assets of the Cable and Programming Units were transferred to the other operating units. As consideration for such transfer of assets, TCI issued 317,112 shares of TCI Class A common stock and 246,402 shares of Redeemable Convertible Preferred Stock, Series E ("Series E Preferred Stock") (see note 10). Preferred stock of TCI which is owned by subsidiaries of TCI eliminates in consolidation. Common stock of the Company held by subsidiaries is treated as treasury stock in consolidation.

         Liberty Group Stock

         On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and Class B common stock into Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock").

         Upon the Distribution of the Liberty Group Stock and subsequent to the redesignation of TCI Class A and Class B common stock into Series A and Series B TCI Group Stock, the TCI Group Stock is intended to reflect the separate performance of the subsidiaries and assets not attributed to Liberty Media Group, including (i) TCI's Cable and Communication unit, (ii) TINTA and (iii) TCI's Technology/Venture Capital unit. Such subsidiaries and assets are referred to as "TCI Group".

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense to TCI Group or to Liberty Media Group for purposes of preparing their combined financial statements, the change in the capital structure of TCI does not affect the ownership or the respective legal title to assets or responsibility for liabilities of TCI or any of its subsidiaries. TCI and its subsidiaries will each continue to be responsible for their respective liabilities. Holders of TCI Group Stock or Liberty Group Stock are holders of common stock of TCI and continue to be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities. The issuance of Liberty Group Stock did not affect the rights of creditors of TCI.

         Dividends on TCI Group Stock are payable at the sole discretion of the Board out of the lesser of assets of TCI legally available for dividends and the available dividend amount with respect to TCI Group, as defined. Determinations to pay dividends on TCI Group Stock will be based primarily upon the financial condition, results of operations and business requirements of TCI Group and TCI as a whole.

         Dividends on Liberty Group Stock are payable at the sole discretion of the Board out of the lesser of all assets of TCI legally available for dividends and the available dividend amount with respect to Liberty Media Group, as defined. Determinations to pay dividends on Liberty Group Stock will be based primarily upon the financial condition, results of operations and business requirements of Liberty Media Group and TCI as a whole.

         After the Distribution, existing preferred stock and debt securities of TCI that were convertible into or exchangeable for shares of TCI Class A common stock were, as a result of the operation of antidilution provisions, adjusted so that there will be delivered upon their conversion or exchange (in addition to the same number of shares of redesignated Series A TCI Group Stock as were theretofore issuable thereunder) the number of shares of Series A Liberty Group Stock that would have been issuable in the Distribution with respect to the TCI Class A common stock issuable upon conversion or exchange had such conversion or exchange occurred prior to the record date for the Distribution. Options to purchase TCI Class A common stock outstanding at the time of the Distribution were adjusted by issuing to the holders of such options separate options to purchase that number of shares of Series A Liberty Group Stock which the holder would have been entitled to receive had the holder exercised such option to purchase TCI Class A common stock prior to the record date for the Distribution and reallocating a portion of the aggregate exercise price of the previously outstanding options to the newly issued options to purchase Series A Liberty Group Stock.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         A number of wholly-owned subsidiaries of the Company which are part of the TCI Group owned shares of Class A common stock and preferred stock of the Company ("Subsidiary Shares"). Because the Distribution of the Liberty Group Stock was made as a dividend to all holders of the Company's Class A common stock and Class B common stock and, pursuant to the anti-dilution provisions set forth therein, to the holders of securities convertible into Class A common stock and Class B common stock upon the conversion thereof, shares of Liberty Group Stock would have otherwise been issued and become issuable in respect of the Subsidiary Shares held by these subsidiaries and would have been attributed to TCI Group. The Liberty Group Stock issued in connection with the Distribution was intended to constitute 100% of the equity value thereof to the holders of the TCI Class A common stock and TCI Class B common stock and TCI Group did not initially have any interest in Liberty Media Group represented by any outstanding shares of Liberty Group Stock (an "Inter-Group Interest"). Therefore, the Company determined to exchange all of the outstanding Subsidiary Shares for shares of a new series of Series Preferred Stock designated Convertible Redeemable Participating Preferred Stock, Series F (the "Series F Preferred Stock"). See note 10. The rights, privileges and preferences of the Series F Preferred Stock did not entitle its holders to receive Liberty Group Stock in the Distribution or upon conversion of the Series F Preferred Stock.

(2)      Summary of Significant Accounting Policies

         Receivables

         Receivables are reflected net of an allowance for doubtful accounts. Such allowance at December 31, 1995 and 1994 was not material.

         Inventories, Net

         Merchandise inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method. Cost includes freight, certain warehousing costs and other allocable overhead. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors. Inventories are presented net of an inventory carrying adjustment of $33 million and $19 million at December 31, 1995 and 1994, respectively.

         Program Rights

         Prepaid program rights are amortized on a film-by-film basis (or event-by-event basis for sports events) over the specific number of exhibitions. Committed film inventory and program rights payable are recorded at the estimated costs of the programs when the film is available for airing. These amounts are amortized on a film-by-film basis over the specific number of exhibitions.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Investments

         All marketable equity securities held by the Company are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried net of taxes as a separate component of stockholders' equity.

         Other investments in which the ownership interest is less than 20% and are not considered marketable securities are generally carried at cost. For those investments in affiliates in which the Company's voting interest is 20% to 50%, the equity method of accounting is generally used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of the Company's investment in, advances to and commitments for the investee. The Company's share of net earnings or losses of affiliates includes the amortization of the difference between the Company's investment and its share of the net assets of the investee. Recognition of gains on sales of properties to affiliates accounted for under the equity method is deferred in proportion to the Company's ownership interest in such affiliates.

         Changes in the Company's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such subsidiary or equity investee, generally are recognized as gains or losses in the Company's consolidated statements of operations.

         Long-Lived Assets

         (a)     Property and Equipment

                 Property and equipment is stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, including interest during construction and applicable overhead, are capitalized. During 1995, 1994 and 1993, interest capitalized was not material.

                 Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 15 years for distribution systems, 3 to 40 years for support equipment and buildings.

                 Repairs and maintenance are charged to operations, and renewals and additions are capitalized. At the time of ordinary retirements, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto. Gains or losses are only recognized in connection with the sales of properties in their entirety.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         (b)     Franchise Costs

                 Franchise costs include the difference between the cost of acquiring cable television systems and amounts allocated to their tangible assets. Such amounts are generally amortized on a straight-line basis over 40 years. Costs incurred by the Company in obtaining franchises are being amortized on a straight-line basis over the life of the franchise, generally 10 to 20 years.

         In March of 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement No. 121"), effective for fiscal years beginning after December 15, 1995. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and either the undiscounted future cash flows estimated to be generated by those assets or the fair market value are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 effective January 1, 1996. The effect of such adoption is not expected to be significant.

         Interest Rate Derivatives

         Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from the Company's financial liabilities are recognized as interest expense. Gains and losses on early terminations of derivatives are included in the carrying amount of the related debt and amortized as yield adjustments over the remaining terms of the debt. The Company does not use such instruments for trading purposes.

         Minority Interests

         Recognition of minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the common equity of those consolidated subsidiaries. Further, the minority interests' share of losses is not recognized if the minority holders of common equity of consolidated subsidiaries have the right to cause the Company to repurchase such holders' common equity.

         Included in minority interests in equity of consolidated subsidiaries is $49 million and $50 million in 1995 and 1994, respectively, of preferred stocks (and accumulated dividends thereon) of certain subsidiaries. The current dividend requirements on these preferred stocks aggregate $6 million per annum and such dividend requirements are reflected as minority interests in the accompanying consolidated statements of operations.

         Subsequent to December 31, 1995, TCI Communications, Inc. ("TCIC"), a wholly-owned subsidiary of TCI, issued to the public 4.6 million shares of Cumulative Exchangeable Preferred Stock with an initial liquidation value of $230 million. Such issuance will be reflected as an increase in the Company's minority interest in equity of consolidated subsidiaries.
                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


         Trust Originated Preferred Securities(SM)

         Subsequent to December 31, 1995, TCI Communications Financing I (the "Trust"), an indirect wholly-owned subsidiary of the Company, issued $16 million in common securities and issued $500 million of 8.72% Trust Originated Preferred Securities(SM) (the "Preferred Securities" and together with the common securities, the "Trust Securities"). The Trust exists for the exclusive purposes of issuing Trust Securities and investing the proceeds thereof into an aggregate principal amount of $516 million of 8.72% Subordinated Deferrable Interest Notes due January 31, 2045 (the "Subordinated Debt Securities") of the Company. The Subordinated Debt Securities are unsecured obligations of the Company and are subordinate and junior in right of payment to certain other indebtedness of the Company. Upon redemption of such Subordinated Debt Securities, the Preferred Securities will be mandatorily redeemable. The Company effectively provides a full and unconditional guarantee of the Trust's obligations under the Preferred Securities. The Company will present the Preferred Securities as a separate line item in its balance sheet captioned "Company-obligated mandatorily redeemable preferred securities of subsidiary trust."

         Foreign Currency Translation

         All balance sheet accounts of foreign investments are translated at the current exchange rate as of the end of the accounting period. Statement of operations items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

         Net Sales from Electronic Retailing Services

         Revenue includes merchandise sales and shipping and handling revenue, and is reduced by incentive discounts and sales returns to arrive at
         net sales from home shopping services.   Revenue is recorded for
         credit card sales upon transaction authorization, and for check sales upon receipt of customer payment, which does not vary significantly from the time goods are shipped. The Company's sales policy allows merchandise to be returned at the customer's discretion, generally up to 30 days. An allowance for returned merchandise is provided based upon past experience.

         Stock Based Compensation

         Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123") was issued by the FASB in October 1995. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company will include the disclosures required by Statement No. 123 in the notes to future financial statements.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Earnings (Loss) Per Common and Common Equivalent Share

         (a)     TCI Class A and B Common Stock

                 Loss per common share attributable to common stockholders was computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding (648.2 million for the period from January 1, 1995 through the Distribution and 432.6 million for the year ended December 31, 1993). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

                 Primary earnings per common and common equivalent share attributable to common stockholders was computed by dividing net earnings attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding (540.8 million for the year ended December 31, 1994).

                 Fully diluted earnings per common and common equivalent share attributable to common stockholders was computed by dividing earnings attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding (540.8 million for the year ended December 31, 1994). Shares issuable upon conversion of the Convertible Preferred Stock, Series C ("Series C Preferred Stock") (see note 10) have not been included in the computation of weighted average shares because their effect would be anti-dilutive.

         (b)     TCI Group Stock

                 The loss attributable to common stockholders per common share for the period from the Distribution to December 31, 1995 was computed by dividing net loss attributable to TCI Group Series A and Series B common stockholders by the weighted average number of common shares outstanding of TCI Group Stock during the period (656.4 million). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

         (c)     Liberty Group Stock

                 The loss per common share for the period from the Distribution to December 31, 1995 was computed by dividing net loss attributable to Liberty Media Group Series A and Series B common stockholders by the weighted average number of common shares outstanding of Liberty Group Stock during the period (164.1 million). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Accounting for Foreign Subsidiaries

         Through the third quarter of 1995, the Company included certain of its foreign subsidiaries (Flextech plc ("Flextech") and Cablevision S.A. ("Cablevision")) in its financial statements on a one-month time delay. The Company eliminated such time delay from its December 31, 1995 financial statements. As a result, the Company's consolidated statements of operations for the year ended December 31, 1995 include
         (i) Cablevision's result of operations for the period from April 25, 1995 (the date Cablevision was acquired - see note 8) through December 31, 1995 and (ii) Flextech's results of operations for the period from December 1, 1994 through December 31, 1995 (exclusive of the one-month period ended September 30, 1995). The Company's consolidated statement of cash flows for the year ended December 31, 1995 includes the cash flows of Cablevision and Flextech for the same periods except that Flextech's cash flows for the one-month period ended September 30, 1995 are included therein on a summarized basis. In connection with the elimination of the above-described reporting delays, the Company (i) restated certain of its quarterly financial information in order to present Cablevision's 1995 results of operations on a current basis (see note 17) and (ii) charged Flextech's net loss for the one-month ended September 30, 1995 ($1 million) directly to the Company's accumulated deficit so that the Company's consolidated statement of operations for the year ended December 31, 1995 would not include more than 12 months of Flextech's operating results.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Reclassification

         Certain amounts have been reclassified for comparability with the 1995 presentation.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(3)      Supplemental Disclosures to Consolidated Statements of Cash Flows

         Cash paid for interest was $965 million, $758 million and $641 million for the years ended December 31, 1995, 1994 and 1993, respectively. Cash paid for income taxes was $65 million in 1995 and was not material in 1994 or 1993.

         Significant noncash investing and financing activities are as follows:

                                                                                   Years ended
                                                                                   December 31,
                                                                          -------------------------------
                                                                           1995        1994         1993
                                                                          ------      ------       ------
                                                                                amounts in millions
         Cash paid for acquisitions:
            Fair value of assets acquired                                $  3,571       1,921        172
            Liabilities assumed, net of current assets                       (445)       (648)        (7)
            Deferred tax liability recorded
               in acquisitions                                             (1,083)       (190)        (7)
            Minority interests in equity of
               acquired entities                                               49         (35)        --
            Note receivable from related party
               assumed                                                     (1,615)         15         --
            Common stock and preferred stock
               issued in acquisitions                                                    (808)        --
            Common stock issued to TCIC and
               Liberty in the TCI/Liberty Combination
               reflected as treasury stock (note 3)                            --         285         --
            Unrealized gains on available-for-sale
               securities of acquired entities                                 --        (182)        --
                                                                         --------    --------    -------

               Cash paid for acquisitions                                $    477         358        158
                                                                         ========    ========    =======

         Conversion of debt into additional minority
            interest in consolidated subsidiary                          $     14          --         --
                                                                         ========    ========    =======

         Assets contributed for interest in limited
            liability company                                            $      3          --         --
                                                                         ========    ========    =======

         Issuance of subsidiary stock for equity
            investment                                                   $     11          --         --
                                                                         ========    ========    =======

         Receipt of notes receivable upon
            disposition of Liberty common
            stock and preferred stock                                    $    --           --        182
                                                                         =======     ========    =======

         Noncash exchange of equity investment
            for consolidated subsidiary and
            equity investment                                            $    --           --         22
                                                                         =======     ========    =======

         Noncash capital contribution to
            equity investee                                              $    --           --         22
                                                                         =======     ========    =======

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(4)      Investment in Liberty Media Corporation

         As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty entered into a definitive merger agreement to combine the two companies (the "TCI/Liberty Combination"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Combination, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc.

         Due to the significant economic interest held by TCIC through its ownership of Liberty preferred stock and Liberty common stock and other related party considerations, TCIC accounted for its investment in Liberty under the equity method. Accordingly, TCIC had not recognized any income relating to dividends, including preferred stock dividends, and TCIC recorded the earnings or losses generated by Liberty (by recognizing 100% of Liberty's earnings or losses before deducting preferred stock dividends) through the date the TCI/Liberty Combination was consummated.

         Summarized unaudited financial information of Liberty for the period from January 1, 1994 through August 4, 1994 and for the year ended December 31, 1993 is as follows:

                                                      1994      1993
                                                     ------    ------
                  Consolidated Operations           amounts in millions
                  -----------------------
                     Revenue                         $  790     1,153
                     Operating expenses                (726)   (1,105)
                     Depreciation and amortization      (32)      (49)
                                                     ------    ------

                        Operating income (loss)          32        (1)

                     Interest expense                   (22)      (31)
                     Other, net                         118        39
                                                     ------    ------

                        Net earnings                 $  128         7
                                                     ======    ======

         Prior to the TCI/Liberty Combination, TCIC purchased sports and other programming from certain subsidiaries of Liberty. Charges to TCIC (which were based upon customary rates charged to others) for such programming were $27 million and $44 million for the period from January 1, 1994 through August 4, 1994 and for the year ended December 31, 1993, respectively. Such amounts are included in operating expenses in the accompanying consolidated statements of operations. Certain subsidiaries of Liberty purchased from TCIC, at TCIC's cost plus an administrative fee, certain pay television and other programming. In addition, a consolidated subsidiary of Liberty paid a commission to TCIC for merchandise sales to customers who were subscribers of TCIC's cable systems. Aggregate commissions and charges for such programming were $9 million and $11 million for the period from January 1, 1994 through August 4, 1994 and for the year ended December 31, 1993, respectively. Such amounts are recorded in revenue in the accompanying consolidated statements of operations.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         On July 11, 1994, Rainbow Program Enterprise purchased 49.9% of Liberty's 50% general partnership interest in American Movie Classics Company ("AMC"). The gain recognized by Liberty in connection with the disposition of AMC was $183 million and is included in the Company's share of Liberty's earnings prior to the TCI/Liberty Combination.

(5)      Investments in Affiliates

         The Company has various investments accounted for under the equity method. Certain of the more significant investments held by the Company at December 31, 1995 were Sprint Spectrum, a partnership formed by the Company, Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and Sprint Corporation ("Sprint") (carrying value of $689 million) (see note 15), Teleport Communications Group, Inc. and TCG Partners (collectively, "TCG") (carrying value of $244 million), TeleWest plc ("New TeleWest") (carrying value of $550 million) and Discovery Communications, Inc. (carrying value of $117 million).

         Summarized unaudited financial information for affiliates other than Liberty is as follows:

                                                                                       December 31,
                                                                                       ------------
                                                                                  1995             1994
                                                                                  ----             ----
                  Combined Financial Position                                      amounts in millions
                  ---------------------------
                     Property and equipment, net                                 $ 3,863           2,450
                     Franchise costs, net                                          1,204             579
                     Other assets, net                                             5,347           3,050
                                                                                 -------           -----

                        Total assets                                             $10,414           6,079
                                                                                 =======           =====

                     Debt                                                        $ 5,336           2,333
                     Due to (from) TCI                                                45              (2)
                     Other liabilities                                             1,713           1,195
                     Owners' equity                                                3,320           2,553
                                                                                 -------           -----

                        Total liabilities and equity                             $10,414           6,079
                                                                                 =======           =====

                                                                        Years ended December 31,
                                                                        ------------------------
                                                                 1995             1994             1993
                                                                 ----             ----             ----
                  Combined Operations                                      amounts in millions
                  -------------------
                     Revenue                                   $  4,461            2,703             713
                     Operating expenses                          (3,807)          (2,405)           (648)
                     Depreciation and
                        amortization                               (532)            (297)           (127)
                                                               --------         --------          ------

                        Operating income (loss)                     122                1             (62)

                     Interest expense                              (337)            (100)            (37)
                     Other, net                                    (123)              24              98
                                                               --------         --------          ------

                        Net loss                               $   (338)             (75)             (1)
                                                               ========         ========          ======


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         In August 1995, the Company made an additional $29 million investment in Courtroom Television Network ("Court") which represented the Company's pro rata share of capital calls made in prior years by the other partners of Court that the Company had no obligation to fund. Due to the additional investment in Court, which restored its 33% ownership interest, the Company's share of losses of Court for the year ended December 31, 1995 includes $18 million of previously unrecognized losses of Court. These losses were not recognized in prior periods due to the fact that the Company's investment in Court had been reduced to zero.

         During 1995, BET Holdings, Inc. ("BET") repurchased a portion of its common stock. As a result of the repurchase, the Company's ownership of BET was increased from 19% to 22%. Therefore, the Company is deemed to exercise significant influence over BET and, accordingly, has adopted the equity method of accounting for its investment in BET. As a result, the Company restated its financial statements, which resulted in a decrease to its investment in BET, its unrealized holding gains on available-for-sale securities, its deferred taxes and accumulated deficit of $44 million, $32 million, $18 million and $6 million, respectively, at December 31, 1994. In addition, the Company increased its net earnings by $2 million for each of 1994 and 1993.

         At December 31, 1995, the Company had an effective ownership interest of approximately 27% in New TeleWest, a company that is currently operating and constructing cable television and telephone systems in the United Kingdom ("UK"). New TeleWest was formed on October 3, 1995 upon the merger (the "TeleWest Merger") of TeleWest Communications plc ("TeleWest Communications") with SBC (CableComms) (UK). Prior to the TeleWest Merger, the Company had an effective ownership interest of approximately 36% in TeleWest Communications. As a result of the TeleWest Merger, the Company recognized a gain of approximately $165 million (before deducting deferred income taxes of $58 million), which gain represents the difference between the Company's recorded cost for TeleWest Communications and the Company's 27% effective proportionate share of New TeleWest's net assets.

         New TeleWest contributed $70 million, $43 million and $28 million of the Company's share of its affiliates' losses during the years ended December 31, 1995, 1994 and 1993, respectively. In addition, the Company has other less significant equity method investments in video distribution and programming businesses located in the UK, other parts of Europe, Asia, Latin America and certain other foreign countries.
         In the aggregate, such other equity method investments had a carrying value of $354 million at December 31, 1995 and accounted for $62 million of the Company's share of its affiliates' losses in 1995.

         As a result of TeleWest Communications' November 1994 initial public offering and the associated dilution of the Company's ownership interest of TeleWest Communications, the Company recognized a gain amounting to $161 million (before deducting the related tax expense of $57 million).

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Certain of the Company's affiliates are general partnerships and any subsidiary of the Company that is a general partner in a general partnership is, as such, liable as a matter of partnership law for all debts (other than non-recourse debts) of that partnership in the event liabilities of that partnership were to exceed its assets.

(6)      Investment in QVC, Inc.

         Effective February 9, 1995 and pursuant to an Agreement and Plan of Merger, QVC Programming Holdings, Inc. (the "Purchaser"), a corporation which is jointly owned by Comcast and the Company, merged (the "QVC Merger") with and into QVC, Inc. ("QVC") with QVC continuing as the surviving corporation. The Company owns an approximate 43% interest of the post-merger QVC.

         Liberty began accounting for its investment in QVC under the cost method in May 1994, upon its determination to remain outside of the previous QVC stockholders agreement. Prior to such determination, Liberty had accounted for its investment in QVC under the equity method.

         Upon consummation of the QVC Merger, the Company was deemed to exercise significant influence over QVC and, as such, adopted the equity method of accounting for its investment in QVC. As a result, TCI restated its financial statements, which resulted in a decrease to its investment in QVC, its unrealized gain from available-for-sale securities, its deferred tax liability and accumulated deficit by $211 million, $127 million, $89 million and $5 million, respectively, at December 31, 1994. In addition, the restatement resulted in an increase in the Company's share of earnings of Liberty and share of losses of other affiliates by $1 million and $7 million, respectively, for the year ended December 31, 1994.

         A credit facility entered into by the Purchaser is secured by the common stock of certain subsidiaries of QVC and by certain of QVC's carriage and distribution agreements. In addition, Comcast and the Company have pledged their shares of QVC pursuant to such credit facility.


(7)      Investment in Turner Broadcasting System, Inc.

         The Company owns shares of TBS common stock and shares of a class of preferred stock of TBS which have voting rights and are convertible into shares of TBS common stock. The holders of those preferred shares, as a group, are entitled to elect seven of fifteen members of the board of directors of TBS, and the Company appoints three such representatives. However, voting control over TBS continues to be
         held by its chairman of the    board and chief executive officer.  The
         Company's total holdings of TBS common and preferred stocks represent an approximate 7.5% voting interest for those matters for which preferred and common stock vote as a single class.

         At December 31, 1995 and 1994, the Company's investment in TBS common stock had an aggregate market value of $777 million and $487 million, respectively (including unrealized holding gains of $451 million and $169 million, respectively).

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         At December 31, 1995 and 1994, the Company's investment in TBS preferred stock, carried at cost, had an aggregate market value of $927 million and $579 million, respectively, based upon the market value of the common stock into which it is convertible. Such market value exceeded cost by $749 million and $406 million, respectively, for such periods.

         On September 22, 1995, the boards of directors of Time Warner Inc. ("Time Warner") and TBS approved plans to merge their respective companies (the "TBS/Time Warner Merger"). Under the terms of the agreement, TBS shareholders will receive 0.75 of a Time Warner common share for each TBS Class A and Class B common share. Each holder of TBS Class C preferred stock will receive 0.80 of a Time Warner common share for each of the 6 shares of TBS Class B common stock into which each of the shares of Class C preferred stock may be converted.

         Subject to certain conditions, the Company has agreed to vote its TBS shares for the TBS/Time Warner Merger. The Time Warner shares of common stock received by the Company will be exchanged immediately for a series of voting common stock ("Time Warner Series Common Stock") economically equivalent to the common stock and placed in a voting trust with Time Warner Chairman, Gerald M. Levin, as the trustee.


         In connection with the TBS/Time Warner Merger, TBS has agreed to sell its interest in SportSouth Network, L.P., a regional sports cable network, to the Company for approximately $60 million; and Time Warner has agreed to issue 5 million shares of Time Warner common stock to the Company in exchange for a 6-year option to purchase Southern Satellite Systems, Inc. ("Southern"). Time Warner has also agreed to issue additional shares of Time Warner Series Common Stock to the Company having a market value of $160 million in the event Time Warner exercises such option. Any shares of Time Warner common stock issuable in connection with the Southern option will be exchanged for Time Warner Preferred Stock. Additionally, Time Warner will grant the Company an option to purchase Time Warner's interest in Sunshine Network, a Florida based sports cable network, for $14 million.

         The transaction is subject to, among other things, approval by the Federal Communications Commission ("FCC") and regulatory review by federal antitrust authorities, and approval by the shareholders of TBS and Time Warner. It is expected to be completed in 1996.


(8)      Acquisitions

         As of January 26, 1995, TCI, TCIC and TeleCable Corporation ("TeleCable") consummated a transaction, whereby TeleCable was merged into TCIC. The aggregate $1.6 billion purchase price was satisfied by TCIC's assumption of approximately $300 million of TeleCable's net liabilities and the issuance to TeleCable's shareholders of approximately 42 million shares of TCI Class A common stock and 1 million shares of TCI Convertible Preferred Stock, Series D (the "Series D Preferred Stock") with an aggregate initial liquidation value of $300 million (see note 10).

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         On April 25, 1995, TINTA acquired a 51% ownership interest in Cablevision for a purchase price of $282 million, before liabilities liabilities assumed. The purchase price was paid with cash consideration of $195 million and TINTA's issuance of $87 million principal amount of secured negotiable promissory notes payable (the "Cablevision Notes") to the selling shareholders. TINTA has an option during the two-year period ended April 25, 1997 to increase its ownership interest in Cablevision up to 80% at a cost per subscriber similar to the initial purchase price, adjusted however for certain fluctuations in applicable foreign currency exchange rates.

         The acquisitions of TeleCable and Cablevision were accounted for by the purchase method. Accordingly, the results of operations of such acquired entities have been consolidated with those of the Company since the respective dates of acquisition. On a pro forma basis, the Company's revenue would have been increased by $77 million, and the Company's net loss, net loss attributable to common stockholders and net loss per share would have been decreased by $13 million, $12 million and $.02, respectively, for the year ended December 31, 1995; and revenue, net earnings, net earnings attributable to common stockholders and net earnings per share would have increased by $441 million, $17 million, less than $1 million and less than $0.01, respectively, for 1994 had such acquired entities been consolidated with the Company on January 1, 1994. The foregoing unaudited pro forma financial information was based upon historical results of operations adjusted for acquisition costs and, in the opinion of management, is not necessarily indicative of the results had the Company operated the acquired entities since January 1, 1994.

         Effective January 26, 1995, TCI purchased from Comcast the 19.9% minority interest in Heritage Communications, Inc. owned by Comcast for aggregate consideration of approximately $290 million, the majority of which was paid in shares of TCI Class A common stock.


(9)      Debt

         Debt is summarized as follows:

                                                      Weighted average                 December 31,
                                                      interest rate at                 ------------
                                                     December 31, 1995             1995             1994
                                                     -----------------             ----             ----
                                                                                    amounts in millions
          Debt of subsidiaries:
             Senior notes                                   8.5%                 $  6,713            5,412
             Bank credit facilities                         6.9%                    3,712            4,045
             Commercial paper                               6.4%                    1,469              445
             Notes payable                                 10.2%                      934            1,024
             Convertible notes (a)                          9.5%                       45               45
             Cablevision Notes (b)                         10.0%                       65               --
             Other debt                                                               273              191
                                                                                  -------           ------

                                                                                  $13,211           11,162
                                                                                  =======           ======

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         (a) These convertible notes, which are stated net of unamortized discount of $186 million at December 31, 1995 and 1994, mature on December 18, 2021. The notes require (so long as conversion of the notes has not occurred) an annual interest payment through 2003 equal to 1.85% of the face amount of the notes. During the years ended December 31, 1995, 1994 and 1993, certain of these notes were converted into 3,416 shares, 2,350,000 shares and 819,000 shares of TCI Class A common stock, respectively. At December 31, 1995, the notes were convertible, at the option of the holders, into an aggregate of 38,707,574 shares of Series A TCI Group Stock and 9,676,893 shares of Series A Liberty Group Stock.


         (b) The Cablevision Notes are secured by TINTA's pledge of stock representing its 51% interest in Cablevision.

         The bank credit facilities and various other debt instruments of the Company's subsidiaries generally contain restrictive covenants which require, among other things, the maintenance of certain earnings, specified cash flow and financial ratios (primarily the ratios of cash flow to total debt and cash flow to debt service, as defined), and include certain limitations on indebtedness, investments, guarantees, dispositions, stock repurchases and/or dividend payments.

         As security for borrowings under one of its bank credit facilities, the Company has pledged 100,524,364 shares of Series A TCI Group Stock held by a subsidiary of the Company. As security for borrowings under another of its credit facilities, TCI has pledged a portion of its TBS common stock (with a quoted market value of $760 million at December 31, 1995).

         In order to achieve the desired balance between variable and fixed rate indebtedness, the Company has entered into various interest rate exchange agreements pursuant to which it pays (i) fixed interest rates (the "Fixed Rate Agreements") ranging from 6.1% to 9.9% on notional amounts of $602 million at December 31, 1995 and (ii) variable interest rates (the "Variable Rate Agreements") on notional amounts of $2,520 million at December 31, 1995. During the years ended December 31, 1995, 1994 and 1993, the Company's net payments pursuant to the Fixed Rate Agreements were $13 million, $26 million and $38 million, respectively; and the Company's net receipts (payments) pursuant to the Variable Rate Agreements were (less than $1 million), $36 million and $31 million, respectively. After giving effect to the Company's interest rate exchange agreements, approximately 45% of the Company's indebtedness bears interest at fixed rates.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The Company's Fixed Rate Agreements and Variable Rate Agreements expire as follows (amounts in millions, except percentages):

                       Fixed Rate Agreements                             Variable Rate Agreements
                       ---------------------                             ------------------------
          Expiration       Interest Rate       Notional       Expiration         Interest Rate      Notional
             Date            To Be Paid         Amount           Date           To Be Received       Amount
          ----------       -------------       --------       ----------        --------------      --------
          April 1996             9.9%           $  30         April 1996               6.8%        $      50
          May 1996               8.3%              50         July 1996                8.2%               10
          June 1996              6.1%              42         August 1996              8.2%               10
          July 1996              8.2%              10         September 1996           4.6%              150
          August 1996            8.2%              10         April 1997               7.0%              200
          November 1996          8.9%             150         September 1998      4.8%-5.2%              300
          October 1997      7.2%-9.3%              80         April 1999               7.4%              100
          December 1997          8.7%             230         September 1999      7.2%-7.4%              300
                                                 ----         February 2000       5.8%-6.6%              650
                                                 $602         March 2000          5.8%-6.0%              675
                                                 ====         September 2000           5.1%               75
                                                                                                     -------
                                                                                                     $ 2,520
                                                                                                     =======



         The Company is exposed to credit losses for the periodic settlements of amounts due under these interest rate exchange agreements in the event of nonperformance by the other parties to the agreements. However, the Company does not anticipate that it will incur any material credit losses because it does not anticipate nonperformance by the counterparties.

         The fair value of the interest rate exchange agreements is the estimated amount that the Company would pay or receive to terminate the agreements at December 31, 1995, taking into consideration current interest rates and assuming the current creditworthiness of the counterparties. The Company would be required to pay an estimated $25 million at December 31, 1995 to terminate the agreements.

         The fair value of the debt of the Company's subsidiaries is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of debt, which has a carrying value of $13,211 million, was $13,804 million at December 31, 1995.

         Certain of TCI's subsidiaries are required to maintain unused availability under bank credit facilities to the extent of outstanding commercial paper. Also, certain of TCI's subsidiaries pay fees ranging from 1/4% to 1/2% per annum on the average unborrowed portion of the total amount available for borrowings under bank credit facilities.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Annual maturities of debt for each of the next five years are as follows (amounts in millions):


                 1996                 $3,494*
                 1997                    745
                 1998                    846
                 1999                    804
                 2000                    920

                 * Includes $1,469 million of commercial paper.

 (10)    Redeemable Preferred Stocks

         4-1/2% Convertible Preferred Stock. The 4-1/2% Convertible Preferred Stock was stated at its redemption value of $3,000 per share, and each share was convertible into 204 shares of TCI Class A common stock. In February of 1994, all of the shares of such convertible preferred stock were tendered to the Company for conversion and, on March 3, 1994, 1,265,004 shares of TCI Class A common stock were issued to the holders of such preferred stock.

         Convertible Preferred Stock, Series C. TCI has issued 70,575 shares of a series of TCI Series Preferred Stock designated "Convertible Preferred Stock, Series C," par value $.01 per share, as partial consideration for an acquisition by TCI .


         Each share of Series C Preferred Stock is convertible, at the option of the holders, into 100 shares of Series A TCI Group Stock and 25 shares of Series A Liberty Group stock, subject to anti-dilution adjustments. The dividend, liquidation and redemption features of the Series C Preferred Stock will be determined by reference to the liquidation value of the Series C Preferred Stock, which as of any date of determination is equal, on a per share basis, to the sum of
         (i) $2,375, plus (ii) all dividends accrued on such share through the dividend payment date on or immediately preceding such date of determination to the extent not paid on or before such date, plus
         (iii), for purposes of determining liquidation and redemption payments, all unpaid dividends accrued on the sum of clauses (i) and
         (ii) above, to such date of determination.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Subject to the prior preferences and other rights of any class or series of TCI preferred stock ranking pari passu with the Series C Preferred Stock, the holders of Series C Preferred Stock are entitled to receive and, subject to any prohibition or restriction contained in any instrument evidencing indebtedness of TCI, TCI is obligated to pay preferential cumulative cash dividends out of funds legally available therefor. Dividends accrue cumulatively at an annual rate of 5-1/2% of the liquidation value per share, whether or not such dividends are declared or funds are legally or contractually available for payment of dividends, except that if TCI fails to redeem shares of Series C Preferred Stock required to be redeemed on a redemption date, dividends will thereafter accrue cumulatively at an annual rate of 15% of the liquidation value per share. Accrued dividends are payable quarterly on January 1, April 1, July 1 and October 1 of each year, commencing on the first dividend payment date after the issuance of the Series C Preferred Stock. Dividends not paid on any dividend payment date will be added to the liquidation value on such date and remain a part thereof until such dividends and all dividends accrued thereon are paid in full. Dividends accrue on unpaid dividends at the rate of 5-1/2% per annum, unless such dividends remain unpaid for two consecutive quarters in which event such rate will increase to 15% per annum. The Series C Preferred Stock ranks prior to the Series A TCI Group Stock, Series A Liberty Group Stock and Class B Preferred Stock and pari passu with the Series F Preferred Stock with respect to the declaration and payment of dividends.

         Upon the dissolution, liquidation or winding up of TCI, holders of the Series C Preferred Stock will be entitled to receive from the assets of TCI available for distribution to stockholders an amount in cash, per share, equal to the liquidation value. The Series C Preferred Stock will rank prior to the TCI common stock and Class B Preferred Stock and pari passu with the Series F Preferred Stock as to any such distributions.

         The Series C Preferred Stock is subject to optional redemption at any time after the seventh anniversary of its issuance, in whole or in part, by TCI at a redemption price, per share, equal to the then liquidation value of the Series C Preferred Stock. Subject to the rights of any other class or series of the Company's preferred stock ranking pari passu with the Series C Preferred Stock, the Series C Preferred Stock is required to be redeemed by the Company at any time after such seventh anniversary at the option of the holder, in whole or in part (provided that the aggregate liquidation value of the shares to be redeemed is in excess of $1 million), in each case at a redemption price, per share, equal to the liquidation value.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         For so long as any dividends are in arrears on the Series C Preferred Stock or any class or series of TCI preferred stock ranking pari passu with the Series C Preferred Stock and until all dividends accrued up to the immediately preceding dividend payment date on the Series C Preferred Stock and such parity stock shall have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, TCI may not redeem or otherwise acquire any shares of Series C Preferred Stock, any such parity stock or any class or series of its preferred stock ranking junior (including the TCI common stock and the Series C Preferred Stock) unless all then outstanding shares of Series C Preferred Stock and such parity stock are redeemed. If TCI fails to redeem shares of Series C Preferred Stock required to be redeemed on a redemption date, and until all such shares are redeemed in full, TCI may not redeem any such parity stock or junior stock, or otherwise acquire any shares of such stock or Series C Preferred Stock. Nothing contained in the two immediately preceding sentences shall prevent TCI from acquiring (i) shares of Series C Preferred Stock and any such parity stock pursuant to a purchase or exchange offer made to holders of all outstanding shares of Series C Preferred Stock and such parity stock, if (a) as to holders of all outstanding shares of Series C Preferred Stock, the terms of the purchase or exchange offer for all such shares are identical, (b) as to holders for all outstanding shares of a particular series or class of parity stock, the terms of the purchase or exchange offer for all such shares are identical and (c) as among holders of all outstanding shares of Series C Preferred Stock and parity stock, the terms of each purchase or exchange offer are substantially identical relative to the respective liquidation prices of the shares of Series C Preferred Stock and each series or class of such parity stock, or (ii) shares of Series C Preferred Stock, parity stock or junior stock in exchange for, or through the application of the proceeds of the sale of, shares of junior stock.

         The Series C Preferred Stock is subject to restrictions on transfer although it has certain customary registration rights with respect to the underlying shares of TCI Group and Liberty Group Stock. The Series C Preferred Stock may vote on all matters submitted to a vote of the holders of the TCI common stock, has one vote for each share of TCI Group and Liberty Group Stock into which the shares of Series C Preferred Stock are converted for such purpose, and may vote as a single class with the TCI common stock. The Series C Preferred Stock has no other voting rights except as required by the Delaware General Corporation Law ("DGCL") and except that the consent of the holders of record of shares representing at least two-thirds of the liquidation value of the outstanding shares of the Series C Preferred Stock is necessary to (i) amend the designation, rights, preferences and limitations of the Series C Preferred Stock as set forth in the TCI Charter and (ii) to create or designate any class or series of TCI preferred stock that would rank prior to the Series C Preferred Stock.

         Convertible Preferred Stock, Series D. The Company issued 1,000,000 shares of a series of TCI Series Preferred Stock designated "Convertible Preferred Stock, Series D, par value $.01 per share, as partial consideration for the merger between TCIC and TeleCable (see note 8).
                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The holders of the Series D Preferred Stock shall be entitled to receive, when and as declared by the Board out of unrestricted funds legally available therefor, cumulative dividends, in preference to dividends on any stock that ranks junior to the Series D Preferred Stock (currently the TCI Group Stock, the Liberty Group Stock and the Class B Preferred Stock), that shall accrue on each share of Series D Preferred stock at the rate of 5-1/2% per annum of the liquidation value ($300 per share). Dividends are cumulative, and in the event that dividends are not paid in full on two consecutive dividend payment dates or in the event that TCI fails to effect any required redemption of Series D Preferred Stock, accrue at the rate of 10% per annum of the liquidation value. The Series D Preferred Stock ranks on parity with the Series C Preferred Stock and the Series F Preferred Stock.

         Prior to the Distribution, 431 shares of Series D Preferred Stock were converted into 4,310 shares of TCI Class A common stock. Subsequent to the Distribution, each share of Series D Preferred Stock is convertible into 10 shares of Series A TCI Group Stock and 2.5 shares of Series A Liberty Group Stock, subject to adjustment upon certain events specified in the certificate of designation establishing Series D Preferred Stock. To the extent any cash dividends are not paid on any dividend payment date, the amount of such dividends will be deemed converted into shares of TCI common stock at a conversion rate equal to 95% of the then current market price of common stock, and upon issuance of common stock to holders of Series D Preferred Stock in respect of such deemed conversion, such dividend will be deemed paid for all purposes. See note 1.

         Shares of Series D Preferred Stock are redeemable for cash at the option of the holder at any time after the tenth anniversary of the issue date at a price equal to the liquidation value in effect as of the date of the redemption. Shares of Series D Preferred Stock may also be redeemed for cash at the option of TCI after the fifth anniversary of the issue date at such redemption price or after the third anniversary of the issue date if the market value per share exceeds certain defined levels for periods specified in the certificate of designation.

         If TCI fails to effect any required redemption of Series D Preferred Stock, the holders thereof will have the option to convert their shares of Series D Preferred Stock into common stock at a conversion rate of 95% of the then current market value of common stock, provided that such option may not be exercised unless the failure to redeem continues for more than a year.

         Except as required by law, holders of Series D Preferred Stock are not entitled to vote on any matters submitted to a vote of the stockholders of TCI.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Convertible Redeemable Participating Preferred Stock, Series F. Immediately prior to the record date for the Distribution, the Company caused each of its subsidiaries holding Subsidiary Shares to exchange such shares for shares of Series F Preferred Stock having an aggregate value of not less than that of the Subsidiary Shares so exchanged.
         The Company is authorized to issue 500,000 shares of Series F Preferred Stock, par value $.01 per share. Subsidiaries of TCI hold all the issued and outstanding shares. Subsidiaries of TCI exchanged all of the Subsidiary Shares for 355,141 shares of Series F Preferred Stock. Subsequent to such exchange, a holder of 78,077 shares of Series F Preferred Stock converted its holdings into 100,524,364 shares of Series A TCI Group Stock. Such shares of Series A TCI Group Stock are reflected as treasury stock in the accompanying consolidated financial statements. Such preferred stock of TCI eliminates in consolidation.

         Each share of Series F Preferred Stock was convertible into 1,000 shares of Series A TCI Group Stock, subject to anti-dilution adjustments, at the option of the holder at any time. The anti-dilution provisions of the Series F Preferred Stock provide that the conversion rate of the Series F Preferred Stock will be adjusted by increasing the number of shares of Series A TCI Group Stock issuable upon conversion in the event of any non-cash dividend or distribution of the Series A TCI Group Stock to give effect to the value of the securities, assets or other property so distributed; however, no such adjustment shall entitle the holder to receive the actual security, asset or other property so distributed upon the conversion of shares of Series F Preferred Stock. Therefore, the Distribution resulted in an adjustment to the conversion rate of the Series F Preferred Stock such that each holder has the right to receive upon conversion 1,287.51 shares of Series A TCI Group Stock.

         The holders of the Series F Preferred Stock are entitled to participate, on an as-converted basis, with the holders of the Series A TCI Group Stock, with respect to any cash dividends or distribution declared and paid on the Series A TCI Group Stock. Dividends or distribution on the Series A TCI Group Stock which are not paid in cash would result in the adjustment of the applicable conversion rate as described above.

         Upon the dissolution, liquidation or winding up of the Company, holders of the Series F Preferred Stock will be entitled to receive from the assets of the Company available for distribution to stockholders an amount, in cash or property or a combination thereof, per share of Series F Preferred Stock, equal to the sum of (x) $.01 and (y) the amount to be distributed per share of Series A TCI Group Stock in such liquidation, dissolution or winding up multiplied by the applicable conversion rate of a share of Series F Preferred Stock.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The Series F Preferred Stock is subject to optional redemption by the Company at any time after its issuance, in whole or in party, at a redemption price, per share, equal to the issue price of a share of Series F Preferred Stock (as adjusted in respect of stock splits, reverse splits and other events affecting the shares of Series F Preferred Stock), plus any dividends which have been declared but are unpaid as of the date fixed for such redemption. The Company may elect to pay the redemption price (or designated portion thereof) of the shares of Series F Preferred Stock called for redemption by issuing to the holder thereof, in respect of its shares to be redeemed, a number of shares of Series A TCI Group Stock equal to the aggregate redemption price (or designated portion thereof) of such shares divided by the average of the last sales prices of the Series A TCI Group Stock for a period specified, and subject to the adjustments described, in the certificate of designation establishing the Series F Preferred Stock.

         Redeemable Convertible TCI Group Preferred Stock, Series G ("Series G Preferred Stock") and Redeemable Convertible Liberty Media Group Preferred Stock, Series H ("Series H Preferred Stock"). Subsequent to December 31, 1995, TCI issued 7,259,380 shares of a series of TCI Series Preferred Stock designated "Redeemable Convertible TCI Group Preferred Stock, Series G" and 7,259,380 shares of a series of TCI Series Preferred Stock designated "Redeemable Convertible Liberty Media Group Preferred Stock, Series H" as consideration for an acquisition.

         The initial liquidation value for the Series G Preferred Stock and Series H Preferred Stock is $21.60 per share and $5.40 per share, respectively, subject in both cases, to increase in an amount equal to aggregate accrued but unpaid dividends, if any. No dividends will accrue on the Series G or Series H Preferred Stock if the sum of the last reported sale price of TCI Group Stock plus one-fourth of the last reported sale price of the Liberty Group Stock equals or exceeds $27 for any ten consecutive trading days during the 65 trading days immediately prior to the first anniversary of issuance of the Series G and Series H Preferred Stock. If the sum of the amounts specified in the preceding sentence does not equal or exceed $27 for the specified period, dividends will begin to accrue on the Series G and Series H Preferred Stock on the first anniversary of issuance of the Series G and Series H Preferred Stock, and will thereafter be payable semi-annually commencing August 1, 1997, at the rate of 4% per annum on the liquidation value. Any dividends paid on the Series G and Series H Preferred Stock may be paid, at TCI's election, in cash or shares of TCI Group Stock. Additional dividends will accrue on unpaid dividends initially at a rate of 4% per annum. The dividend rate on dividends that remain unpaid for six months will increase to 8.625% per annum.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Each share of Series G Preferred Stock is convertible at the option of the holder at any time prior to the close of business on the last business day prior to redemption into 1.05 shares of Series A TCI Group Stock and each share of Series H Preferred Stock is convertible at any time prior to the close of business on the last business day prior to redemption into .2625 shares of Series A Liberty Group Stock. The conversion rights of Series G and Series H Preferred Stock are subject to adjustment in certain circumstances.

         Among other such adjustments, if the Liberty Group Stock, or any other redeemable capital stock of TCI into which either series of Preferred Stock may be convertible ("Redeemable Capital Stock"), is redeemed in full by TCI (the "Redemption Event"), then, except as otherwise described below, the shares of such Series G and Series H Preferred Stock will thereafter be convertible into the kind and amount of consideration that would have been received in such Redemption Event by a holder of the number of shares of Redeemable Capital Stock that would have been issuable upon conversion of such shares of Series G and Series H Preferred Stock, if they had been converted in full immediately prior to such Redemption Event.

         However, if any series of Redeemable Capital Stock into which a series of Series G or Series H Preferred Stock is then convertible is redeemed in full by TCI in exchange for securities of another issuer ("Redemption Securities"), TCI may elect to provide the holders of such Series G or Series H Preferred Stock with the right to exchange such Series G or Series H Preferred Stock, concurrently with the Redemption Event, for preferred stock of such other issuer ("Mirror Preferred Stock"). Such Mirror Preferred Stock shall be convertible into Redemption Securities and shall otherwise have terms and conditions comparable to the Series G or Series H Preferred Stock exchanged. If TCI provides such an exchange right, any holder that does not then choose to participate in such exchange will continue to hold such Series G or Series H Preferred Stock but such holder will lose the conversion right with respect to the Redeemable Capital Stock redeemed in the Redemption Event and will not have any right to receive Redemption Securities in lieu thereof. A holder that participates in such exchange will receive Mirror Preferred Stock convertible into Redemption Securities, but will no longer hold the Series G or Series H Preferred Stock so exchanged.

         An alternative provision will apply if, at the time of exercise of any such exchange right provided by TCI, the holder of the applicable series of Series G or Series H Preferred Stock would be entitled to receive on conversion any property in addition to the Redeemable Capital Stock being redeemed. In that case, holders that choose to participate in the exchange will receive both Mirror Preferred Stock issued by the issuer of the Redemption Securities of the other issuer and a new preferred stock of TCI convertible into such additional property. In such event, the Mirror Preferred Stock and such new TCI preferred stock will have a combined liquidation value equal to the liquidation value of the Series G or Series H Preferred Stock exchanged and will otherwise have terms and conditions comparable to such Series G or Series H Preferred Stock.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The Series G and Series H Preferred Stock are redeemable at TCI's option, in whole or in part, any time on or after February 1, 2001. The Series G and Series H Preferred Stock will be redeemable in full on February 1, 2016, to the extent then outstanding. In all cases, the redemption price per share will be the liquidation value thereof, including the amount of any accrued but unpaid dividends thereon, to and including the redemption date.

         The Series G and Series H Preferred Stock will rank prior to TCI common stock and the TCI Class B Preferred Stock and pari passu with all other currently outstanding classes and series of TCI preferred stock with respect to the declaration and payment of dividends and in liquidation.

         The Series G and Series H Preferred Stock will vote in any general election of directors of TCI and will have one vote per share for such purposes and will vote as a single class with the TCI common stock, the TCI Class B Preferred Stock and any other class or series of TCI Preferred Stock entitled to vote in any general election of directors. The Series G and Series H Preferred Stock will have no other voting rights except as required by the DGCL.

(11)     Stockholders' Equity

         Common Stock

         The Series A TCI Group Stock and Series A Liberty Group Stock each have one vote per share, and the Series B TCI Group Stock and Series B Liberty Group Stock each have ten votes per share. Each share of Series B TCI Group Stock is convertible, at the option of the holder, into one share of Series A TCI Group Stock, and each share of Series B Liberty Group Stock is convertible, at the option of the holder, into one share of Series A Liberty Group Stock. See note 1.

         The rights of holders of the TCI Group Stock upon liquidation of TCI are based upon the ratio of the aggregate market capitalization, as defined, of the TCI Group Stock to the aggregate market capitalization, as defined, of the TCI Group Stock and the Liberty Group Stock.

         Similarly, the rights of holders of the Liberty Group Stock upon liquidation of TCI are based upon the ratio of the aggregate market capitalization, as defined, of the Liberty Group Stock to the aggregate market capitalization, as defined, of the Liberty Group Stock and the TCI Group Stock.

         Employee Benefit Plans

         The Company has several employee stock purchase plans (the "Plans") to provide employees an opportunity for ownership in the Company and to create a retirement fund. Terms of the Plans generally provide for employees to contribute up to 10% of their compensation to a trust for investment in TCI Group Stock and Liberty Media Group Stock. The Company, by annual resolution of the Board, generally contributes up to 100% of the amount contributed by employees. Certain of the Company's subsidiaries have their own employee benefit plans. Contributions to all plans aggregated $28 million, $21 million and $16 million for 1995, 1994 and 1993, respectively.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Preferred Stock

         Class A Preferred Stock. The Company is authorized to issue 700,000 shares of Class A Preferred Stock, par value $.01 per share. Subsidiaries of TCI held all of the issued and outstanding shares of such stock, amounting to 592,797 shares. Such preferred stock eliminated in consolidation. The holders of the Class A Preferred Stock exchanged such Subsidiary Shares for shares of Series F Preferred Stock immediately prior to the record date of the Distribution. See note 1.

         Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock. The Company is authorized to issue 1,675,096 shares of Class B Preferred Stock and 1,620,026 of such shares are issued and outstanding.


         Dividends accrue cumulatively (but without compounding) at an annual rate of 6% of the stated liquidation value of $100 per share (the "Stated Liquidation Value"), whether or not such dividends are declared or funds are legally available for payment of dividends. Accrued dividends will be payable annually on March 1 of each year (or the next succeeding business day if March 1 does not fall on a business day), and, in the sole discretion of the Board, may be declared and paid in cash, in shares of Series A TCI Group Stock or in any combination of the foregoing. Accrued dividends not paid as provided above on any dividend payment date will accumulate and such accumulated unpaid dividends may be declared and paid in cash, shares of Series A TCI Group Stock or any combination thereof at any time (subject to the rights of any senior stock and, if applicable, to the concurrent satisfaction of any dividend arrearages on any class or series of TCI preferred stock ranking on a parity with the Class B Preferred Stock with respect to dividend rights) with reference to any regular dividend payment date, to holders of record of Class B Preferred Stock as of a special record date fixed by the Board (which date may not be more than 45 days nor less than 10 days prior to the date fixed for the payment of such accumulated unpaid dividends). The Class B Preferred Stock ranks junior to the Series F Preferred Stock with respect to the declaration and payment of dividends.

         If all or any portion of a dividend payment is to be paid through the issuance and delivery of shares of Series A TCI Group Stock, the number of such shares to be issued and delivered will be determined by dividing the amount of the dividend to be paid in shares of Series A TCI Group Stock by the Average Market Price of the Series A TCI Group Stock. For this purpose, "Average Market Price" means the average of the daily last reported sale prices (or, if no sale price is reported on any day, the average of the high and low bid prices on such day) of a share of Series A TCI Group Stock for the period of 20 consecutive trading days ending on the tenth trading day prior to the regular record date or special record date, as the case may be, for the applicable dividend payment.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         In the event of any liquidation, dissolution or winding up of TCI, the holders of Class B Preferred Stock will be entitled, after payment of preferential amounts on any class or series of stock ranking prior to the Class B Preferred Stock with respect to liquidating distributions, to receive from the assets of TCI available for distribution to stockholders an amount in cash or property or a combination thereof, per share, equal to the Stated Liquidation Value thereof, plus all accumulated and accrued but unpaid dividends thereon to and including the redemption date. TCI does not have any mandatory obligation to redeem the Class B Preferred Stock as of any fixed date, at the option of the holders or otherwise.

         Subject to the prior preferences and other rights of any class or series of TCI preferred stock, the Class B Preferred Stock will be exchangeable at the option of TCI in whole but not in part at any time for junior subordinated debt securities of TCI ("Junior Exchange Notes"). The Junior Exchange Notes will be issued pursuant to an indenture (the "Indenture"), to be executed by TCI and a qualified trustee to be chosen by TCI.

         If TCI exercises its optional exchange right, each holder of outstanding shares of Class B Preferred Stock will be entitled to receive in exchange therefor newly issued Junior Exchange Notes of a series authorized and established for the purpose of such exchange, the aggregate principal amount of which will be equal to the aggregate Stated Liquidation Value of the shares of Class B Preferred Stock so exchanged by such holder, plus all accumulated and accrued but unpaid dividends thereon to and including the exchange date. The Junior Exchange Notes will be issuable only in principal amounts of $100 or any integral multiple thereof and a cash adjustment will be paid to the holder for any excess principal that would otherwise be issuable. The Junior Exchange Notes will mature on the fifteenth anniversary of the date of issuance and will be subject to earlier redemption at the option of TCI, in whole or in part, for a redemption price equal to the principal amount thereof plus accrued but unpaid interest. Interest will accrue, and be payable annually, on the principal amount of the Junior Exchange Notes at a rate per annum to be determined prior to issuance by adding a spread of 215 basis points to the "Fifteen Year Treasury Rate" (as defined in the Indenture). Interest will accrue on overdue principal at the same rate, but will not accrue on overdue interest.

         The Junior Exchange Notes will represent unsecured general obligations of TCI and will be subordinated in right of payment to all Senior Debt (as defined in the Indenture).
                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         For so long as any dividends are in arrears on the Class B Preferred Stock or any class or series of TCI preferred stock ranking pari passu with the Class B Preferred Stock which is entitled to payment of cumulative dividends prior to the redemption, exchange, purchase or other acquisition of the Class B Preferred Stock, and until all dividends accrued up to the immediately preceding dividend payment date on the Class B Preferred Stock and such parity stock shall have been paid or declared and set apart so as to be available for payment in full thereof and for no other purpose, neither TCI nor any subsidiary thereof may redeem, exchange, purchase or otherwise acquire any shares of Class B Preferred Stock, any such parity stock or any class or series of its capital stock ranking junior to the Class B Preferred Stock (including the TCI common stock), or set aside any money or assets for such purpose, unless all of the outstanding shares of Class B Preferred Stock and such parity stock are redeemed. If TCI fails to redeem or exchange shares of Class B Preferred Stock on a date fixed for redemption or exchange, and until such shares are redeemed or exchanged in full, TCI may not redeem or exchange any parity stock or junior stock, declare or pay any dividend on or make any distribution with respect to any junior stock or set aside money or assets for such purpose and neither TCI nor any subsidiary thereof may purchase or otherwise acquire any Class B Preferred Stock, parity stock or junior stock or set aside money or assets for any such purpose. The failure of TCI to pay any dividends on any class or series of parity stock or to redeem or exchange on any date fixed for redemption or exchange any shares of Class B Preferred Stock shall not prevent TCI from (i) paying any dividends on junior stock solely in shares of junior stock or the redemption purchase or other acquisition of junior stock solely in exchange for (together with cash adjustment for fractional shares, if any) or (but only in the case of a failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, shares of junior stock; or (ii) the payment of dividends on any parity stock solely in shares of parity stock and/or junior stock or the redemption, exchange, purchase or other acquisition of Class B Preferred Stock or parity stock solely in exchange for (together with a cash adjustment for fractional shares, if any), or (but only in the case of failure to pay dividends on any parity stock) through the application of the proceeds from the sale of, parity stock and/or junior stock.

         The Class B Preferred Stock will vote in any general election of directors, will have one vote per share for such purpose and will vote as a single class with the TCI common stock and any class or series of TCI preferred stock entitled to vote in any general election of directors. The Class B Preferred Stock will have no other voting rights except as required by the DGCL.

         Series Preferred Stock. The TCI Series Preferred Stock is issuable, from time to time, in one or more series, with such designations, preferences and relative participating, option or other special rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such series adopted by the Board.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         Redeemable Convertible Preferred Stock, Series E. In connection with the Reorganization, the Board created and authorized the issuance of the Redeemable Convertible Preferred Stock, Series E, par value $.01 per share. The Company is authorized to issue 400,000 shares of such preferred stock. Subsidiaries of TCI held all of the issued and outstanding shares of such stock, amounting to 246,402 shares. All such preferred stock eliminated in consolidation. The holders of the Series E Preferred Stock exchanged such Subsidiary Shares for shares of Series F Preferred Stock immediately prior to the record date of the Distribution.

         Stock Options

         In 1994, the Company adopted the Tele-Communications, Inc. 1994 Stock Incentive Plan (the "1994 Plan"). The Plan provided for awards to be made in respect of a maximum of 16 million shares of TCI Class A common stock. Awards may be made as grants of stock options, stock appreciation rights, restricted shares, stock units or any combination thereof. Pursuant to the TCI/Liberty Merger Agreement and certain assumption agreements, stock options and/or stock appreciation rights granted (or assumed) by Old TCI and stock options and/or stock appreciation rights granted by Liberty were assumed by the Company and new options and/or stock appreciation rights were substituted under the 1994 Plan. The following descriptions represent the terms of the assumed options and/or stock appreciation rights and additional awards under the 1994 Plan.

         The 1994 Plan was adjusted to provide that the number and type of shares subject to future awards consists of a number of shares of Series A TCI Group Stock equal to the number of shares of Class A common stock subject to future awards immediately prior to the Distribution and a number of shares of Series A Liberty Group Stock equal to one-fourth of the number of shares of Class A common stock subject to future awards immediately prior to Distribution. Following the Distribution, the Compensation Committee of TCI may in its discretion grant awards, including awards of options on, or stock appreciation rights respecting, shares of Series A TCI Group Stock, Series A Liberty Group Stock, or combinations thereof, in such amounts and types as it determines in accordance with the terms of the 1994 Plan, as adjusted.

         In 1995, the Company adopted the Tele-Communications, Inc. 1995 Employee Stock Incentive Plan (the "1995 Plan"). In addition, the Company has established the Tele-Communications, Inc. 1996 Stock Incentive Plan (the "1996 Plan") which is subject to stockholder approval.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         In connection with the Distribution, each holder of an outstanding option or stock appreciation right received an additional option or stock appreciation right, as applicable, covering a number of shares of Series A Liberty Group Stock equal to one-fourth of the number of shares of Class A common stock theretofore subject to the outstanding option or stock appreciation right, and the outstanding option or stock appreciation right would continue in effect as an option or stock appreciation right covering the same number of shares of Series A TCI Group Stock (as redesignated) that were theretofore subject to the option or stock appreciation right. The aggregate pre-adjustment strike price of the outstanding options or stock appreciation rights was allocated between the outstanding options or stock appreciation rights and the newly issued options or stock appreciation rights in a ratio determined by the Compensation Committee. The following descriptions of stock options and/or stock appreciation rights have been adjusted to reflect such change.

         The following table presents information regarding certain options in tandem with stock appreciation rights ("SARs") to purchase Class A, Series A TCI Group Stock and Series A Liberty Group Stock pursuant to the 1994 Plan, the 1995 Plan and the 1996 Plan:

                                                                                    Series A Liberty
                                                Class A          Series A TCI         Media Group
                                             common stock         Group Stock            Stock
                                            ---------------    ---------------      --------------
   Outstanding at January 1, 1993                4,525,578                  --                  --
     Granted                                     3,955,000                  --                  --
     Exercised                                     (96,242)                 --                  --
     Canceled                                      (75,000)                 --                  --
                                            --------------     ---------------      --------------

   Outstanding at December 31, 1993              8,309,336                  --                  --
     Granted                                     3,191,000                  --                  --
     Assumed                                        54,600                  --                  --
     Exercised                                    (217,483)                 --                  --
     Canceled                                      (16,625)                 --                  --
                                            --------------     ---------------      --------------

   Outstanding at December 31, 1994             11,320,828                  --                  --
     Converted from Class A options            (11,218,866)         11,218,866                  --
     Adjustment for Distribution                        --                  --           2,804,715
     Granted                                            --           7,407,500           2,211,000
     Exercised                                     (91,962)           (933,516)           (227,003)
     Canceled                                      (10,000)            (90,500)            (22,625)
                                            --------------     ---------------      --------------

   Outstanding at December 31, 1995                     --          17,602,350           4,766,087
                                            ==============     ===============      ==============

   Exercise Price                              $8.83-19.56         $6.60-17.00         $8.83-24.00
                                            ==============     ===============      ==============

   Vesting period                                                    4-5 years           4-5 years
                                                               ===============      ==============

         On December 13, 1995, pursuant to the 1994 Plan, the Company awarded 330,000 restricted shares of Series A TCI Group common stock and 30,000 restricted shares of Series A Liberty Group Stock to certain officers and other key employees of the Company. Such restricted shares vest as to 50% on December 13, 2000 and as to the remaining 50% on December 13, 2001.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         SARs with respect to 1,423,500 shares of Series A TCI Group Stock and 355,875 shares of Series A Liberty Group Stock were outstanding at December 31, 1995. These rights have an adjusted strike price of $0.60 and $0.82 per share, respectively, and become exercisable and vest evenly over seven years, beginning March 28, 1992. The SARs expire on March 28, 2001. The Company has the option of paying the holder in stock or cash.

         On August 3, 1995, stockholders of the Company approved the Director Stock Option Plan including the grant, effective as of November 16, 1994, to each person that as of that date was a member of the Board and was not an employee of the Company or any of its subsidiaries, of options to purchase 50,000 shares of TCI Class A common stock. Pursuant to the Director Stock Option Plan, options to purchase 300,000 shares of Series A TCI Group common stock were granted at an exercise price of $16.50 per share and options to purchase 75,000 shares of Series A Liberty Group Stock were granted at an exercise price of $22.00 per share and will vest and become exercisable over a five-year period, commencing on November 16, 1995 and will expire on November 16, 2004 During the year ended December 31, 1995, options to purchase 50,000 shares of Series A TCI Group Stock and options to purchase 12,500 shares of Series A Liberty Media Group Stock were canceled.

         Estimated compensation relating to restricted stock awards, options with tandem SARs and SARs has been recorded through December 31, 1995, but is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.

         Other

         In connection with the exercise of a stock option by an officer/director of Liberty, a note was given to Liberty as partial payment of the exercise price. This note bore interest at 7.54% per annum. At the date of the TCI/Liberty Combination, the Company recorded the net assumed note receivable, amounting to approximately $15 million, from such officer as a reduction of stockholders' equity. On October 27, 1994, such officer tendered to the Company 634,917 shares of TCI Class B common stock in full payment of principal and interest amounting to $15 million.

         The shares issued by Liberty upon exercise of the aforementioned Liberty option, together with all subsequent dividends and distributions thereon, were subject to repurchase by Liberty under certain circumstances. Such shares were exchanged for 15,600,000 shares of TCI Class A common stock and 200,000 shares of Class B Preferred Stock in the TCI/Liberty Combination. The Company's repurchase right terminates as to 20% of the Option Units per year, commencing March 28, 1992, and will terminate as to all of the Option Units on March 28, 1996 or in the event of death, disability or under certain other circumstances.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The excess of consideration received on debentures converted or options exercised over the par value of the stock issued is credited to additional paid-in capital.

         At December 31, 1995, there were 75,466,614 shares of Series A TCI Group Stock and 19,179,651 shares of Series A Liberty Group Stock reserved for issuance under exercise privileges related to options, convertible debt securities and convertible preferred stock and upon vesting of the restricted stock awards described in this note 11 and in notes 9 and 10. Additionally, in January of 1996, the Company issued 7,259,380 shares each of Series G Preferred Stock and Series H Preferred Stock (see note 10). Such preferred stocks are convertible into 7,622,349 shares of Series A TCI Group Stock and 1,905,587 shares of Series A Liberty Group Stock. In addition, one share of Series A TCI Group Stock is reserved for each outstanding share of Series B TCI Group Stock and one share of Series A Liberty Group Stock is reserved for each outstanding share of Series B Liberty Group Stock. See note 1 for the effect of the Distribution on the conversion rights of holders of convertible securities.

(12)     Transactions with Officers and Directors

         Effective January 31, 1996, a director of the Company purchased one-third of the Company's interest in two limited partnerships and obtained two ten-year options to purchase the Company's remaining partnership interests. The purchase price for the one-third partnership interests was 37.209 shares of WestMarc Communications, Inc. (a wholly-owned subsidiary of the Company) Series C Cumulative Compounding Preferred Stock owned by such director, and the purchase price for the ten-year options was $100 for each option. All options are exercisable for cash in the aggregate amount of $3,000,000.

(13)     Sale of Subsidiary Stock

         On July 18, 1995, TINTA completed an initial public offering (the "IPO") in which it sold 20 million shares of TINTA Series A common stock to the public for consideration of $16.00 per share aggregating $320 million, before deducting related expenses (approximately $19 million). The shares sold to the public represented 17% of TINTA's total issued and outstanding common stock. Also in July 1995, TINTA issued 687,500 shares of TINTA Series A common stock as partial consideration for a 35% ownership interest in Torneos Y Competencias S.A., an Argentine sports programming company (the "TYC Acquisition"). As a result of the IPO and the TYC Acquisition, the Company has recognized a gain amounting to $123 million. Subsequent to the IPO and the TYC Acquisition, TCI owns 82% of the issued and outstanding stock of TINTA, representing in excess of 90% of the voting power of TINTA.

         In June 1995, Flextech issued share capital for cash and preferred shares of Thomson Directories Limited. In connection with such issuance, the Company recorded a $51 million increase to stockholders' equity and a $93 million increase to minority interests in equity of consolidated subsidiaries. No gain was recognized in the Company's consolidated statement of operations due primarily to the existence of the Company's contingent obligations to repurchase certain of the Flextech share capital.



                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




(14)     Income Taxes

         TCI files a consolidated Federal income tax return with all of its 80% or more owned subsidiaries. Consolidated subsidiaries in which the Company owns less than 80% each file a separate income tax return.
         TCI and such subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.


    Income tax benefit (expense) for the years ended December 31, 1995, 1994 and 1993 consists of:

                                          Current     Deferred     Total
                                          -------     --------    -------
                                                 amounts in millions
          Year ended December 31, 1995:
             Federal                      $    (23)        130         107
             State and local                   (10)         23          13
                                          --------    --------    --------

                                          $    (33)        153         120
                                          ========    ========    ========

          Year ended December 31, 1994:
             Federal                      $    (69)        (29)        (98)
             State and local                   (14)         (8)        (22)
                                          --------    --------    --------

                                          $    (83)        (37)       (120)
                                          ========    ========    ========

          Year ended December 31, 1993:
             Federal                      $    (14)       (120)       (134)
             State and local                   (15)        (20)        (35)
                                          --------    --------    --------

                                          $    (29)       (140)       (169)
                                          ========    ========    ========


         Income tax benefit (expense) differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following:

                                                              Years ended
                                                              December 31,
                                                   --------------------------------
                                                     1995        1994        1993
                                                   --------    --------    --------
                                                         amounts in millions
          Computed "expected" tax benefit
             (expense)                             $    102         (64)        (57)
          Adjustment to deferred tax assets
             and liabilities for enacted change
             in Federal income tax rate                  --          --         (76)
          Amortization not deductible for
             tax purposes                               (25)        (13)        (12)
          Minority interest in losses (earnings)
             of consolidated subsidiaries                 9          (3)         (1)
          Gain on sale of subsidiary stock               43          --          --
          Recognition of losses of
             consolidated partnership                    --         (10)         (8)
          State and local income taxes,
             net of Federal income tax benefit           (4)        (20)        (23)
          Valuation allowance on
             foreign corporation                         --         (10)         --
          Other                                          (5)         --          8
                                                   --------    --------    --------

                                                   $    120        (120)       (169)
                                                   ========    ========    ========


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                                              December 31,
                                                          --------------------
                                                            1995        1994
                                                          --------    --------
                                                           amounts in millions
          Deferred tax assets:
             Net operating loss carryforwards             $    583         490
                Less - valuation allowance                    (121)       (100)
             Investment tax credit carryforwards               118         122
                Less - valuation allowance                     (41)        (36)
             Alternative minimum tax credit
                carryforwards                                   95          90
             Investments in affiliates, due
                principally to losses of affiliates
                recognized for financial statement
                purposes in excess of losses
                recognized for income tax purposes             176         294
             Future deductible amounts principally
                due to non-deductible accruals                  90          52
             Other                                              10          19
                                                          --------    --------

                   Net deferred tax assets                     910         931
                                                          --------    --------

          Deferred tax liabilities:
             Property and equipment, principally
                due to differences in depreciation           1,111       1,197
             Franchise costs, principally due to
                differences in amortization                  3,569       2,600
             Investment in affiliates, due
                principally to undistributed
                earnings of affiliates                         499         452
             Intangible assets, principally due to
                differences in amortization                     42         108
             Leases capitalized for tax purposes                53          --
             Other                                             166          83
                                                          --------    --------
                   Total gross deferred tax liabilities      5,440       4,440
                                                          --------    --------

                   Net deferred tax liability             $  4,530       3,509
                                                          ========    ========

         The valuation allowance for deferred tax assets as of December 31, 1995 was $162 million. Such balance increased by $26 million from December 31, 1994.

         At December 31, 1995, the Company had net operating loss carryforwards for income tax purposes aggregating approximately $1,177 million of which, if not utilized to reduce taxable income in future periods, $134 million expires in 2003, $116 million in 2004, $344 million in 2005, $325 million in 2006, $138 million in 2009 and $120 million in 2010. Certain subsidiaries of the Company had additional net operating loss carryforwards for income tax purposes aggregating approximately $245 million and these net operating losses are subject to certain rules limiting their usage.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         At December 31, 1995, the Company had remaining available investment tax credits of approximately $63 million which, if not utilized to offset future Federal income taxes payable, expire at various dates through 2005. Certain subsidiaries of the Company had additional investment tax credit carryforwards aggregating approximately $55 million and these investment tax credit carryforwards are subject to certain rules limiting their usage.

         Certain of the Federal income tax returns of TCI and its subsidiaries which filed separate income tax returns are presently under examination by the Internal Revenue Service for the years 1981 through 1992. A subsidiary of the Company has filed a petition in United States Tax Court protesting the disallowance of certain Transitional Investment Tax Credits and such issue will likely be litigated in 1996. In the opinion of management, any additional tax liability, not previously provided for, resulting from these examinations, ultimately determined to be payable, should not have a material adverse effect on the consolidated financial position of the Company.

         New tax legislation was enacted in the third quarter of 1993 which, among other matters, increased the corporate Federal income tax rate from 34% to 35%. The Company has reflected the tax rate change in its consolidated statements of operations. Such tax rate change resulted in an increase of $76 million to income tax expense and deferred income tax liability.

(15)     Commitments and Contingencies

         During 1994, subsidiaries of the Company, Comcast, Cox (collectively, the "Cable Partners") and Sprint formed a partnership ("WirelessCo") to engage in the business of providing wireless communications services on a nationwide basis. Through WirelessCo, in which the Company owns an indirect 30% interest, the partners participated in auctions ("PCS Auctions") of broadband personal communications services ("PCS") licenses conducted by the Federal Communications Commission ("FCC"). In the first round auction, which concluded during the first quarter of 1995, WirelessCo was the winning bidder for PCS licenses for 29 markets, including New York, San Francisco-Oakland-San Jose, Detroit, Dallas-Fort Worth, Boston-Providence, Minneapolis-St. Paul and Miami-Fort Lauderdale. The aggregate license cost for these licenses was approximately $2.1 billion.

         WirelessCo also invested in American PSC, L.P. ("APC"), which holds a PCS license granted under the FCC's pioneer preference program for the Washington-Baltimore market. WirelessCo acquired its 49% limited partnership interest in APC for $23 million and agreed to make capital contributions to APC equal to 49/51 of the cost of APC's PCS license. Additional capital contributions may be required in the event APC is unable to finance the full cost of its PCS license. WirelessCo may also be required to finance the build-out expenditures for APC's PCS system. Cox, which holds a pioneer preference PCS license for the Los Angeles-San Diego market, and the Company, Comcast and Sprint have also agreed on the general terms and conditions upon which Cox (with a 51% interest) and WirelessCo (with a 49% interest) would form a partnership to hold and develop a PCS system using the Los Angeles-San Diego license. APC and the Cox partnership would affiliate their PCS systems with WirelessCo and be part of WirelessCo's nationwide integrated network, offering wireless communications services under the "Sprint" brand.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         During 1994, subsidiaries of Cox, Sprint and the Company also formed a separate partnership ("PhillieCo"), in which the Company owns a 35.3% interest. PhillieCo was the winning bidder in the first round auction for a PCS license for the Philadelphia market at a license cost of $85 million. To the extent permitted by law, the PCS system to be constructed by PhillieCo would also be affiliated with WirelessCo's nationwide network.

         WirelessCo may bid in subsequent rounds of the PCS Auctions and may invest in, affiliate with or acquire licenses from other successful bidders. The capital that WirelessCo will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial.

         In March of 1995, the Cable Partners and Sprint (collectively, the "Partners") formed two new partnerships, of which the principal partnership is Sprint Spectrum, to which they contributed their respective interests in WirelessCo and through which they formed another partnership, NewTelco, L.P. ("NewTelco") to engage in the business of providing local wireline communications services to residences and businesses on a nationwide basis. The Cable Partners agreed to contribute their interests in TCG to NewTelco. TCG is one of the largest competitive access providers in the United States in terms of route miles.

         Effective January 31, 1996, the Partners amended the Sprint Spectrum partnership agreement (the "Partnership Agreement") and certain other agreements related thereto. Under the Partnership Agreement, the business of Sprint Spectrum and its subsidiaries will be the provision of certain wireless and other services described in the Partnership Agreement. The Partners intend for Sprint Spectrum and its subsidiary partnerships to be the exclusive vehicles through which they engage in the wireless telephony service businesses, subject to certain exceptions. Sprint Spectrum will no longer be authorized to engage in the business of providing local wireline communications services to residences and businesses. In connection with the amendment of the Partnership Agreement, the Partners, also agreed to the termination of the agreement to contribute the Cable Partners' interests in TCG to NewTelco.

         Pursuant to separate agreements, each of the Cable Partners and Sprint have agreed to negotiate in good faith on a market-by-market basis for the provision of local wireline telephony services over the cable television facilities of the respective Cable Partner under the Sprint brand. Accordingly, local wireline telephony offerings in each market would be the subject of individual agreements to be negotiated with Sprint, rather than being provided by Sprint Spectrum, as originally contemplated. The Cable Partners and Sprint also reaffirmed their intention to continue to attempt to integrate the business of TCG with that of Sprint Spectrum. In addition, each Cable Partner agreed to certain restrictions on its ability to offer, promote, or package certain of its products or services with certain products and services of other persons and agreed to make its facilities available to Sprint for specified purposes to the extent and on the terms that it has made such facilities available to others for such purposes. Such agreements have a term of five years, but under certain circumstances may terminate after three years.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Execution of the foregoing agreements was a condition to the effectiveness of a previously approved business plan for the build out of Sprint Spectrum's nationwide network for wireless personal communications services. Pursuant to the business plan, the Partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

         In July 1995, TCIC and TCI entered into certain agreements with Viacom Inc. ("Viacom") and certain subsidiaries of Viacom regarding the purchase by TCIC of all of the common stock of a subsidiary of Viacom ("Cable Sub") which, at the time of purchase, will own Viacom's cable systems and related assets.

         The transaction has been structured as a tax-free reorganization in which Cable Sub will initially transfer all of its non-cable assets, as well as all of its liabilities other than current liabilities, to a new subsidiary of Viacom ("New Viacom Sub"). Cable Sub will also transfer to New Viacom Sub the proceeds (the "Loan Proceeds") of a $1.7 billion loan facility (the "Loan Facility") to be arranged by TCIC, TCI and Cable Sub. Following these transfers, Cable Sub will retain cable assets with an estimated value at closing of approximately $2.2 billion and the obligation to repay the Loan Proceeds borrowed under the Loan Facility. Repayment of the Loan Proceeds will be non-recourse to Viacom and New Viacom Sub.

         Viacom will offer to the holders of shares of Viacom Class A Common Stock and Viacom Class B Common Stock (collectively, "Viacom Common Stock") the opportunity to exchange (the "Exchange Offer") a portion of their shares of Viacom Common Stock for shares of Class A Common Stock, par value $100 per share, of Cable Sub ("Cable Sub Class A Stock"). The Exchange Offer will be subject to a number of conditions, including a condition (the "Minimum Condition") that sufficient tenders are made of Viacom Common Stock that permit the number of shares of Cable Sub Class A Stock issued pursuant to the Exchange Offer to equal the total number of shares of Cable Sub Class A Stock issuable in the Exchange Offer.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Immediately following the completion of the Exchange Offer, TCIC will acquire from Cable Sub shares of Cable Sub Class B common stock for $350 million (which will be used to reduce Cable Sub's obligations under the Loan Facility). At the time of such acquisition, the Cable Sub Class A Stock received by Viacom stockholders pursuant to the Exchange Offer will automatically convert into a series of senior cumulative exchangeable preferred stock (the "Exchangeable Preferred Stock") of Cable Sub with a stated value of $100 per share (the "Stated Value"). The terms of the Exchangeable Preferred Stock, including its dividend, redemption and exchange features, will be designed to cause the Exchangeable Preferred Stock, in the opinion of two investment banks, to initially trade at the Stated Value. The Exchangeable Preferred Stock will be exchangeable, at the option of the holder commencing after the fifth anniversary of the date of issuance, for shares of Series A TCI Group Stock. The Exchangeable Preferred Stock will also be redeemable, at the option of Cable Sub, after the fifth anniversary of the date of issuance, and will be subject to mandatory redemption on the tenth anniversary of the date of issuance at a price equal to the Stated Value per share plus accrued and unpaid dividends, payable in cash or, at the election of Cable Sub, in shares of Series A TCI Group Stock, or in any combination of the foregoing. If insufficient tenders are made by Viacom stockholders in the Exchange Offer to permit the Minimum Condition to be satisfied, Viacom will extend the Exchange Offer for up to 15 business days and, during such extension, TCI and Viacom are to negotiate in good faith to determine mutually acceptable changes to the terms and conditions for the Exchangeable Preferred Stock and the Exchange Offer that each believes in good faith will cause the Minimum Condition to be fulfilled and that would cause the Exchangeable Preferred Stock to trade at a price equal to the Stated Value immediately following the expiration of the Exchange Offer. In the event the Minimum Condition is not thereafter met, TCI and Viacom will each have the right to terminate the transaction. In addition, either party may terminate the transaction if the exchange offer has not commenced by June 24, 1996 or been consummated by July 24, 1996.

         Consummation of the transaction is subject to a number of conditions, including receipt of a favorable letter ruling from the Internal Revenue Service that the transaction qualifies as a tax-free transaction and the satisfaction or waiver of all of the conditions of the Exchange Offer. A request for a letter ruling from the Internal Revenue Service has been filed by Viacom. The Company believes that, based upon the unique and complex structure of the transaction, there exists significant uncertainty as to whether a favorable ruling will be obtained. In light of the foregoing, management of the Company has concluded that consummation of the transaction is not yet probable.
         No assurance can be given that the transaction will be consummated.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         On October 31, 1995, Liberty Media Group announced that it had entered into a binding agreement in principle with The News Corporation Limited ("News Corp.") and TINTA. In the United States, Liberty Media Group and News Corp. agreed to form a partnership (the "Fox-Liberty Venture") into which Liberty Media Group will contribute interests in its national and regional sports networks and into which News Corp. will contribute its fx cable network and certain other assets. Upon consummation, Liberty Media Group will receive a 50% interest in the Fox-Liberty Venture and $350 million in cash. The fx network will be transformed into a nationally distributed, general entertainment and sports network. The regional sports networks currently operated under the Prime Sports name will be relaunched under the Fox Sports banner.

         Internationally, News Corp., and a 50/50 partnership forms by Liberty Sports, Inc., a wholly-owned subsidiary of Liberty Media Group, and TINTA (the "Liberty-TINTA Partnership") have agreed to form a venture to operate currently existing sports services in Asia, Latin American and Australia and a variety of new sports services throughout the world except in the United Kingdom, Japan and New Zealand where prior arrangements preclude an immediate collaboration. The Liberty-TINTA Partnership will own 50% of the international venture with News Corp. owning the other 50%. News Corp. is contributing various international sports rights, including the Star Sports channel which is broadcast throughout Asia as part of the Star package of services. The Liberty-TINTA Partnership is contributing Prime Deportiva, a Spanish language sports service distributed in Latin American and in Hispanic markets in the United States, an interest in Torneos y Competencias S.A., an Argentinean sports programming and production business, various international sports and satellite transponder rights and cash. The Liberty-TINTA Partnership will also contribute their 50% interest in Premiere Sports and All-Star Sports in Australia. Both are 24-hour sports services available via MMDS or cable television in Australia.

         The transactions contemplated by the above agreements are expected to close during 1996.

         On November 27, 1995, the Company announced that it had agreed to exchange its controlling interest in Home Shopping Network, Inc. ("HSN") for shares of Silver King Communications, Inc. ("Silver King"). The Company will receive approximately 11 million newly issued shares of Silver King in exchange for it 37.5 million shares of HSN.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Liberty Media Group and Mr. Barry Diller and certain of their respective affiliates entered into an agreement in August 1995 pursuant to which an option owned by Liberty Media Group to purchase 2 million shares of Silver King Class B common stock (the "Option") (which shares would constitute voting control of Silver King) would be transferred to Silver Management Company ("Silver Company"), an entity in which Liberty Media Group would own all of the non-voting equity interests (which would constitute substantially all of the equity of such entity) and Mr. Diller would own all of the voting equity interests. Silver Company would thereafter exercise the Option and hold the shares of Silver King Class B Common Stock purchased thereunder. In an amendment to such agreement entered into in November 1995, Liberty Media Group agreed to contribute all of its shares of HSN (which shares constitute approximately 41% of the equity of HSN and approximately 80% of the voting power of HSN) to Silver Company in return for additional non-voting equity interests in Silver Company. Following such contribution Silver Company would exchange such HSN shares with Silver King for additional shares of Silver King Common Stock and Class B Common Stock (thereby increasing Silver Company's controlling interest in Silver King to in excess of 80% of the voting power of Silver King). Each such transaction is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory consents and approvals. If consummated, HSN would cease to be a subsidiary of the Company and therefore, the financial results of HSN would not be consolidated with the financial results of Liberty Media Group. Although the Company would cease to possess voting control over HSN, it would continue to have an indirect equity interest in HSN through its ownership of the equity securities of Silver Company. No assurance can be given that the transaction will be consummated.

         On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). In 1993 and 1994, the FCC adopted certain rate regulations required by the 1992 Cable Act and imposed a moratorium on certain rate increases. As a result of such actions, the Company's basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. Basic and tier service rates are evaluated against competitive benchmark rates as published by the FCC, and equipment and installation charges are based on actual costs. Any rates for Regulated Services that exceeded the benchmarks were reduced as required by the 1993 and 1994 rate regulations. The rate regulations do not apply to the relatively few systems which are subject to "effective competition" or to services offered on an individual service basis, such as premium movie and pay-per-view services.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The Company believes that it has complied in all material respects with the provisions of the 1992 Cable Act, including its rate setting provisions. However, the Company's rates for Regulated Services are subject to review by the FCC, if a complaint has been filed, or the appropriate franchise authority, if such authority has been certified. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of tier service rates would be retroactive to the date of complaint. Any refunds of the excess portion of all other Regulated Service rates would be retroactive to one year prior to the implementation of the rate reductions.


         On October 30, 1995, the FCC accepted for comment a proposed resolution of all complaints against the cable programming services tier ("CPST") currently pending against cable systems owned by the Company. If the proposed resolution is accepted by the FCC, the Company will settle all pending complaints by a one-time credit to each subscriber in CPST regulated franchises. The aggregate amount of such credits is approximately $9 million and had previously been accrued by the Company. In addition, the FCC will find that the CPST rates in CPST regulated franchises on September 15, 1995 comply with federal regulations. The Company has committed not to file any additional cost-of-service filings until May 15, 1996 in franchises that were subject to CPST regulation prior to September 15, 1995. However, the Company will be able to avail itself of the other mechanisms under FCC rules to recover costs, including abbreviated cost-of-service filings covering system rebuilds and upgrades. In the proposed resolution, the Company does not admit any violation of, or any failure to conform to, the 1992 Cable Act or the rules promulgated thereunder. The comment period has ended and the Company is awaiting action by the FCC.

         The Company is obligated to pay fees for the license to exhibit certain qualifying films that are released theatrically by various motion picture studios through February 28, 2009 (the "Film Licensing Obligations"). The aggregate minimum liability under certain of the license agreements is approximately $414 million. The aggregate amount of the Film Licensing Obligations under other license agreements is not currently estimable because such amount is dependent upon certain variable factors. Nevertheless, the Company's aggregate payments under the Film License Obligations could prove to be significant. Additionally, the Company has guaranteed up to $67 million of similar license fee obligations of an affiliate.

         The Company has long-term sports program rights contracts which require payments through 2006. Future payments for each of the next five years as follows (amounts in millions):

                 1996                   $84
                 1997                    73
                 1998                    62
                 1999                    55
                 2000                    46


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




         The Company has guaranteed notes payable and other obligations of affiliated and other companies with outstanding balances of approximately $222 million at December 31, 1995. Although there can be no assurance, management of the Company believes that it will not be required to meet its obligations under such guarantees, or if it is required to fulfill any of such guarantees, that they will not be material to the Company.

         The Company has also committed to provide additional debt or equity funding to certain of its affiliates. At December 31, 1995, such commitments aggregated $95 million.


         The Company leases business offices, has entered into pole rental agreements and transponder lease agreements and uses certain equipment under lease arrangements. Rental expense under such arrangements amounted to $142 million, $82 million and $70 million in 1995, 1994 and 1993, respectively.

         Future minimum lease payments under noncancellable operating leases for each of the next five years are summarized as follows (amounts in millions):

                 1996                  $104
                 1997                   101
                 1998                    89
                 1999                    86
                 2000                    73

         It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amount shown for 1996.

         Certain key employees of the Company hold restricted stock awards and options with tandem SARs to acquire shares of certain subsidiaries' common stock. Estimates of the compensation related to the restricted stock awards and options and/or SARs have been recorded in the accompanying consolidated financial statement, but are subject to future adjustment based upon the market value of the respective common stock and, ultimately, on the final market value when the rights are exercised or the restricted stock awards are vested.

         The Company has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




(16)     Information about the Company's Operations

         Subsequent to the consummation of the TCI/Liberty Combination, the Company operates primarily in two industry segments: cable and communications services ("Cable") and programming services ("Programming"). Programming includes the production, acquisition and distribution of globally branded entertainment, education and information programming services and software for distribution through all available formats and media; and home shopping via television and other interactive media, direct marketing, advertising sales, infomercials and transaction processing. Home shopping is a programming service which includes a retail function. Separate amounts of the aforementioned home shopping service have been provided to enhance the readers understanding of the Company. The Company has investments, accounted for under the equity method and the cost method, which also operate in the Cable and Programming industries. The following is selected information about the Company's operations for the years ended December 31, 1995 and 1994:


                                                          Programming
                                                  -----------------------------
                                                   Electronic        Other          Intersegment
                                       Cable       Retailing       Programming       Eliminations       Total
                                       -----       ---------       -----------       ------------       -----
         1995                                                   amounts in millions
         ----
         Revenue                      $  5,384           1,019              521                 (73)          6,851
                                      ========      ==========     ============        ============        ========

         Operating income
            (loss)                    $    653             (85)             (26)                 --             542
                                      ========      ==========     ============        ============        ========

         Depreciation and
            amortization              $  1,274              43               55                  --           1,372
                                      ========      ==========     ============        ============        ========

         Capital
            expenditures              $  1,733              13               36                  --           1,782
                                      ========      ==========     ============        ============        ========

         Identifiable assets          $ 22,612             725            1,793                  --          25,130
                                      ========      ==========     ============        ============        ========

         1994
         ----

         Revenue                      $  4,247             482              240                 (33)          4,936
                                      ========      ==========     ============        ============        ========

         Operating income
            (loss)                    $    781               9               (2)                 --             788
                                      ========      ==========     ============        ============        ========

         Depreciation and
            amortization              $    992              15               11                  --           1,018
                                      ========      ==========     ============        ============        ========

         Capital
            expenditures              $  1,239              19                6                  --           1,264
                                      ========      ==========     ============        ============        ========

         Identifiable assets          $ 17,121             739            1,448                 (32)         19,276
                                      ========      ==========     ============        ============        ========


                                                               (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(17)     Quarterly Financial Information (Unaudited)

                                                                     1st           2nd           3rd           4th
                                                                   Quarter       Quarter       Quarter       Quarter
                                                                   -------       -------       -------       -------
                                                                                   amounts in millions,
          1995:                                                                  except per share amounts
          ----
          Revenue:
             As previously reported                             $     1,524        1,660         1,761
             Adjustment to reflect Cablevision
                operations on a current basis                            --           14            --
                                                                   --------     --------      --------
             As adjusted                                        $     1,524        1,674         1,761         1,892
                                                                   ========     ========      ========      ========

          Operating income:
             As previously reported                             $       180          151           182
             Adjustment to restate amortization of
                of intangibles upon reallocation of
                purchase price
             Adjustment to reflect Cablevision                           --          (20)           (4)
                operations on a current basis
             As adjusted                                        $        --            4            (2)
                                                                   --------     --------      --------
                                                                        180          135           176            51
                                                                   ========     ========      ========      ========
          Income tax benefit:
             As previously reported                             $        19           48            37
             Adjustment for effect of adopting
                equity method of accounting for BET                      --           --            (1)
             Adjustment to restate amortization of
                of intangibles upon reallocation of
                purchase price
             Adjustment to reflect Cablevision                           --            8             1
                operations on a current basis                            --            3            (1)
                                                                   --------     --------      --------
             As adjusted                                        $        19           59            36             6
                                                                   ========     ========      ========      ========

          Net earnings (loss):
             As previously reported                             $       (45)         (83)           36
             Adjustment for effect of adopting
                equity method of accounting for BET                       1           --            --
             Adjustment to restate amortization of
                of intangibles upon reallocation of
                purchase price
             Adjustment to reflect Cablevision                           --          (12)           (3)
                operations on a current basis                            --           --            (1)
                                                                   --------     --------      --------
             As adjusted                                        $       (44)         (95)           32           (64)
                                                                   ========     ========      ========      ========

          Primary and fully diluted earnings
             (loss) attributable to common
             stockholders per common and
             common equivalent share:

                TCI Class A and Class B common stock
                    As previously reported                      $      (.08)        (.14)          .12
                    Adjustment for effect of adopting equity
                       method of accounting for BET                      --           --            --
                    Adjustment to restate amortization of
                       of intangibles upon reallocation of
                       purchase price
                    Adjustment to reflect Cablevision                    --         (.02)           --
                       operations on a current basis                     --           --            --
                                                                   --------     --------      --------
                    As adjusted                                 $      (.08)        (.16)          .12           N/A
                                                                   ========     ========      ========


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements




                                                                     1st            2nd            3rd            4th
                                                                   Quarter        Quarter        Quarter        Quarter
                                                                   -------        -------        -------        -------
                                                                                   amounts in millions,
          1995 (continued):                                                      except per share amounts
          ----------------
                   Series A and Series B TCI Group Stock
                      As previously reported                                                 $   (.09)
                      Adjustment to reflect Cablevision
                         operations on a current basis                                             --
                                                                                             --------
                      As adjusted                                    N/A           N/A       $   (.09)          (.07)
                                                                                             ========       ========

                   Series A and Series B Liberty Group Stock
                      As previously reported                                                 $   (.02)
                      Adjustment for effect of adopting equity
                         method of accounting for BET                                              --
                      Adjustment to restate amortization of
                         of intangibles upon reallocation of
                         purchase price                                                          (.01)
                                                                                             --------
                      As adjusted                                    N/A           N/A       $   (.03)          (.13)
                                                                                             ========       ========

          1994:
          ----

             Revenue                                           $     1,060        1,081         1,286          1,509

             Operating income                                  $       234          205           186            163

             Income tax expense:
                As previously reported                         $       (31)         (21)          (33)           (31)
                Adjustment for effect of adopting
                  equity method of accounting for
                  investments:
                     QVC                                                --           (1)           --             (2)
                     BET                                                --           --            --             (1)
                                                                  --------     --------      --------       --------
                As adjusted                                    $       (31)         (22)          (33)           (34)
                                                                  ========     ========      ========       ========

             Net earnings (loss):
                As previously reported                         $        32            6            25             (8)
                Adjustment for effect of adopting
                  equity method of accounting for
                  investments:
                     QVC                                                --           --             2              3
                     BET                                                --            1            --              1
                                                                  --------     --------      --------       --------
                As adjusted                                    $        32            7            27             (4)
                                                                  ========     ========      ========       ========

             Primary and fully diluted
                earnings (loss) attributable to
                common stockholders per
                common and common equivalent
                share:
                   As previously reported                      $       .07          .01           .04           (.02)
                   Adjustment for effect of adopting
                      equity method of accounting for
                       investments:
                     QVC                                                --           --            --            .01
                     BET                                                --           --            --             --
                                                                  --------     --------      --------       --------
                   As adjusted                                 $       .07          .01           .04           (.01)
                                                                  ========     ========      ========       ========

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(18)     Subsequent Event (Unaudited)

         On July 31, 1996, pursuant to certain agreements entered into among TCIC, TCI, Viacom International, Inc, and Viacom, Inc. ("Viacom"), TCIC acquired all of the common stock of a subsidiary of Viacom ("Cable Sub") which owned Viacom's cable systems and related assets (the "Viacom Acquisition").

         The transaction was structured as a tax-free reorganization in which Cable Sub transferred all of its non-cable assets, as well as all of its liabilities other than current liabilities, to a new subsidiary of Viacom ("New Viacom Sub"). Cable Sub also transferred to New Viacom Sub the proceeds (the "Loan Proceeds") of a $1.7 billion loan facility (the "Loan Facility") arranged by TCIC, TCI and Cable Sub. Following these transfers, Cable Sub retained cable assets with a value at closing of approximately $2.326 billion and the obligation to repay the Loan Proceeds borrowed under the Loan Facility. Neither Viacom nor New Viacom Sub has any obligation with respect to repayment of the Loan Proceeds.

         Prior to the consummation of the Viacom Acquisition, Viacom offered to the holders of shares of Viacom Class A Common Stock and Viacom Class B Common Stock (collectively, "Viacom Common Stock") the opportunity to exchange (the "Exchange Offer") a portion of their shares of Viacom Common Stock for shares of Class A Common Stock, par value $100 per share, of Cable Sub ("Cable Sub Class A Stock"). Immediately following the completion of the Exchange Offer, TCIC acquired from Cable Sub shares of Cable Sub Class B Common Stock (the "Share Issuance") for $350 million (which was used to reduce Cable Sub's obligations under the Loan Facility). At the time of the Share Issuance, the Cable Sub Class A Stock received by Viacom stockholders pursuant to the Exchange Offer automatically converted into 5% Class A Senior Cumulative Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") of Cable Sub with a stated value of $100 per share (the "Stated Value"). The Exchangeable Preferred Stock is exchangeable, at the option of the holder commencing after the fifth anniversary of the date of issuance, for shares of Series A TCI Group Stock at an initial exchange rate of
         4.81 shares of Series A TCI Group Stock for each share of Exchangeable Preferred Stock exchanged. The Exchangeable Preferred stock is subject to redemption, at the option of Cable Sub, after the fifth anniversary of the date of issuance, initially at a redemption price of $102.50 per share and thereafter at prices declining ratably annually to $100 per share on and after the eighth anniversary of the date of issuance, plus accrued and unpaid dividends to the date of redemption. The Exchangeable Preferred Stock is also subject to mandatory redemption on the tenth anniversary of the date of issuance at a price equal to the Stated Value per share plus accrued and unpaid dividends. Amounts payable by Cable Sub in satisfaction of its optional or mandatory redemption obligations with respect to the Exchangeable Preferred Stock may be made in cash or, at the election of Cable Sub, in shares of Series A TCI Group Stock, or in any combination of the foregoing.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995



Management's Discussion and Analysis of
  Financial Condition and Results of Operations

         The following discussion and analysis should be read in conjunction with the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 1995 included herein. The following discussion focuses on material changes in the trends, risks and uncertainties affecting the Company's results of operations and financial condition.

(1)      Material changes in financial condition:

         The Company is organized based upon four lines of business: Domestic Cable and Communications; Programming; TINTA; and Technology/Venture Capital. Such organization provides for financial and operational independence in the four operating units, each under the direction of its own chief executive officer, while maintaining the synergies and scale economies provided by a common corporate parent. While neither TINTA nor the Technology/Venture Capital unit is currently significant to the Company as a whole, the Company believes each unit has growth potential and each unit is unique enough in nature to warrant separate operational focus.

         On August 10, 1995, TCI distributed to its security holders of record one hundred percent of the equity value of TCI attributable to Liberty Media Group. The Liberty Group Stock is intended to reflect the separate performance of Liberty Media Group. While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. The TCI Group Stock is intended to reflect the performance of TCI Group.

         Subsidiaries of the Company, Comcast, Cox and Sprint are partners in Sprint Spectrum which was formed to engage in the business of providing wireless communications services on a nationwide basis. The Company owns an indirect 30% interest in Sprint Spectrum. Sprint Spectrum was the successful bidder for PCS licenses for 29 markets in an auction conducted by the FCC that ended in March 1995. The aggregate license cost for these licenses was approximately $2.1 billion, all of which has been paid. Sprint Spectrum may elect to bid in subsequent auctions of PCS licenses and/or acquire PCS licenses from other holders, has invested in APC which holds the PCS license for the Washington-Baltimore market, has agreed to invest in the entity that will hold the PCS license for the Los Angeles-San Diego market, and may invest in other entities that hold PCS licenses. Subsidiaries of Cox, Sprint and the Company are also partners in PhillieCo which holds a PCS license for the Philadelphia market which was acquired at a license cost of $85 million. The Company has an indirect 35.3% interest in PhillieCo.

         The capital that Sprint Spectrum will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial. Pursuant to the business plan adopted by the partners in Sprint Spectrum for the build out of Sprint Spectrum's nationwide network, the partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The Company has agreed to contribute approximately $0.6 billion of such aggregate amount, $0.2 billion of which was contributed during the nine months ended September 30, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(1)      Material changes in financial condition (continued):

         On July 31, 1996, TCIC consummated the Viacom Acquisition whereby TCIC acquired all of the common stock of Cable Sub which owned Viacom's cable systems and related assets.

         The transaction was structured as a tax-free reorganization in which Cable Sub initially transferred all of its non-cable assets, as well as all of its liabilities other than current liabilities, to New Viacom Sub. Cable Sub also transferred to New Viacom Sub the proceeds of the Loan Facility. Following these transfers, Cable Sub retained cable assets with a value at closing of approximately $2.326 billion and the obligation to repay the Loan Proceeds borrowed under the Loan Facility. Neither Viacom nor New Viacom Sub has any obligation with respect to repayment of the Loan Proceeds.

         Prior to the consummation of the Viacom Acquisition, Viacom offered to the holders of Viacom Common Stock the opportunity to exchange a portion of their shares of Viacom Common Stock for shares of Cable Sub Class A Stock. Immediately following the completion of the Exchange Offer, TCIC acquired from Cable Sub shares of Cable Sub Class B common stock for $350 million. At the time of the Share Issuance, the Cable Sub Class A Stock received by Viacom stockholders pursuant to the Exchange Offer automatically converted into Exchangeable Preferred Stock. For additional discussion of the Viacom Acquisition, see note 7 to the accompanying consolidated financial statements.

         In February 1996, TINTA issued $345 million (before deducting offering costs of $9 million) of 4.5% convertible subordinated debentures. TINTA anticipates that it will use the net proceeds to fund capital contributions to certain of its equity investees.

         Additionally, during the nine months ended September 30, 1996, the Company, through certain subsidiaries, issued (i) 4.6 million shares of Cumulative Exchangeable Preferred Stock for net cash proceeds of $223 million,
(ii) 20 million preferred securities of 8.72% Trust Originated Preferred Securities(SM) for net cash proceeds of $486 million (through a special purpose entity formed as a Delaware business trust) (iii) 20 million preferred securities of 10% Trust Preferred Securities for net cash proceeds of $485 million (through a special purpose entity formed as a Delaware business trust) and (iv) $2.06 billion of publicly-placed senior and medium term notes with interest rates ranging from 6.2% to 7.9% and maturity dates ranging through 2026. The Company used the proceeds from the aforementioned debt and equity issuances to retire commercial paper and to repay certain variable and fixed-rate indebtedness. In connection with the prepayment of certain fixed-rate indebtedness, the Company recognized a loss on early extinguishment of debt of $62 million. Such loss related to prepayment penalties amounting to $60 million and the retirement of deferred loan costs.

         The Company has a credit facility which matures in September of 1997. The outstanding balance of such facility was $387 million at September 30, 1996. The Company currently anticipates that it will refinance such borrowings, but there can be no assurance that it can do so on terms acceptable to the Company.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(1)      Material changes in financial condition (continued):

         During the second quarter of 1996, certain subsidiaries of the Company terminated, at such subsidiaries' option, certain revolving bank credit facilities with aggregate commitments of approximately $2 billion. The Company does not believe that such terminations will adversely affect its future liquidity. At September 30, 1996, subsidiaries of the Company had approximately $2.2 billion of availability under lines of credit, excluding amounts related to lines of credit which provide availability to support commercial paper. Although such subsidiaries of the Company were in compliance with the restrictive covenants contained in their credit facilities at said date, additional borrowings under the credit facilities are subject to the subsidiaries' continuing compliance with the restrictive covenants (which relate primarily to the maintenance of certain ratios of cash flow to total debt and cash flow to debt service, as defined in the credit facilities) after giving effect to such additional borrowings. See note 8 to the accompanying consolidated financial statements for additional information regarding the material terms of the subsidiaries' lines of credit.

         One measure of liquidity is commonly referred to as "interest coverage." Interest coverage, which is measured by the ratio of Operating Cash Flow (operating income before depreciation, amortization and other non-cash operating credits or charges) ($1,706 million and $1,510 million for the nine months ended September 30, 1996 and 1995, respectively) to interest expense ($803 million and $746 million for the nine months ended September 30, 1996 and 1995, respectively), is determined by reference to the consolidated statements of operations. The Company's interest coverage ratio was 212% and 202% for the nine months ended September 30, 1996 and 1995, respectively. Management of the Company believes that the foregoing interest coverage ratio is adequate in light of the consistent and nonseasonal nature of its cable television operations and the relative predictability of the Company's interest expense, almost half of which results from fixed rate indebtedness. Operating Cash Flow is a measure of value and borrowing capacity within the cable television industry and is not intended to be a substitute for cash flows provided by operating activities, a measure of performance prepared in accordance with generally accepted accounting principles, and should not be relied upon as such. Operating Cash Flow, as defined, does not take into consideration substantial costs of doing business, such as interest expense, and should not be considered in isolation to other measures of performance.

         Another measure of liquidity is net cash provided by operating activities, as reflected in the accompanying consolidated statements of cash flows. Net cash provided by operating activities ($844 million and $670 million for the nine months ended September 30, 1996 and 1995, respectively) reflects net cash from the operations of the Company available for the Company's liquidity needs after taking into consideration the aforementioned additional substantial costs of doing business not reflected in Operating Cash Flow. Amounts expended by the Company for its investing activities exceed net cash provided by operating activities. However, management believes that net cash provided by operating activities, the ability of the Company and its subsidiaries to obtain additional financing (including the subsidiaries available lines of credit and access to public debt markets), issuances and sales of the Company's equity or equity of its subsidiaries, and proceeds from disposition of assets will provide adequate sources of short-term and long-term liquidity in the future. See the Company's consolidated statements of cash flows included in the accompanying consolidated financial statements.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(1)      Material changes in financial condition (continued):

         In late April, 1996, TCIC was notified by Moody's Investors Service, Inc. and Duff & Phelps Credit Rating Co. that those rating agencies had downgraded by one level their respective ratings of TCIC's senior debt to the first level below investment grade. Fitch Investors Service, L.P. reaffirmed its rating for TCIC's senior debt at the last level of investment grade. On October 18, 1996, Standard and Poor's Securities, Inc. ("Standard & Poor's) issued a press release stating that TCIC's senior debt would be placed on CreditWatch with negative implications. TCIC's senior debt is currently rated BBB- by Standard & Poor's (the last level of investment grade). A downgrade by Standard & Poor's of TCIC's senior debt would lower such debt to the first level below investment grade. These actions are expected to marginally increase TCIC's cost of borrowings under certain bank credit facilities, and may adversely affect TCIC's access to the public debt market and its overall cost of future borrowings.

         In order to achieve the desired balance between variable and fixed rate indebtedness and to diminish its exposure to extreme increases in variable interest rates, the Company has entered into various interest rate exchange agreements. Pursuant to the interest rate exchange agreements, the Company pays (i) fixed interest rates ranging from 7.2% to 9.3% on notional amounts of $460 million at September 30, 1996 and (ii) variable interest rates on notional amounts of $2,450 million at September 30, 1996. During the nine months ended September 30, 1996 and 1995, the Company's net payments pursuant to the Fixed Rate Agreements were $3 million and $1 million, respectively; and the Company's net receipts pursuant to the Variable Rate Agreements were $11 million and less than $1 million, respectively. The Company is exposed to credit losses for the periodic settlements of amounts due under the interest rate exchange agreements in the event of nonperformance by the other parties to the agreements.
However, the Company does not anticipate that it will incur any material credit losses because it does not anticipate nonperformance by the counterparties.

         The Company has guaranteed notes payable and other obligations of affiliated and other companies with outstanding balances of approximately $307 million at September 30, 1996. Although there can be no assurance, management of the Company believes that it will not be required to meet its obligations under such guarantees, or if it is required to meet any of such obligations, that they will not be material to the Company.

         The Company is obligated to pay fees for the rights to exhibit certain films that are released by various producers through 2009. Based on subscriber levels at September 30, 1996, these agreements require minimum payments aggregating approximately $624 million. The aggregate amount of the Film Licensing Obligations under other license agreements is not currently estimable because such amount is dependent upon certain variable factors. Nevertheless, the Company's aggregate payments under the Film Licensing Obligations could prove to be significant.

         The Company has made certain financial commitments related to the acquisition of sports program rights through 2004. At September 30, 1996, such commitments aggregated $228 million.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(1)      Material changes in financial condition (continued):

         The Company's various partnerships and other affiliates accounted for under the equity method generally fund their acquisitions, required debt repayments and capital expenditures through borrowings under and refinancing of their own credit facilities (which are generally not guaranteed by the Company) and through net cash provided by their own operating activities.

         The Company's subsidiaries generally finance acquisitions and capital expenditures through net cash provided by operating and financing activities. Amounts expended for acquisitions and capital expenditures exceed net cash provided by operating activities.

(2)      Material changes in results of operations:

         Communications and Programming Services Revenue

         On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). In 1993 and 1994, the FCC adopted certain rate regulations required by the 1992 Cable Act and imposed a moratorium on certain rate increases. As a result of such actions, the Company's basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. The regulations established benchmark rates in 1993 which were further reduced in 1994, to which the rates charged by cable operators for Regulated Services were required to conform.

         The Company reduced its rates in 1993 and 1994 and limited its rate increases in 1995 and 1996 in response to FCC regulations. The Company believes that it has complied in all material respects with the provisions of the 1992 Cable Act, including its rate setting provisions. However, the Company's rates for Regulated Services are subject to review by the FCC, if a complaint has been filed, or by the appropriate franchise authority, if such authority has been certified. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of tier service rates would be retroactive to the date of complaint. Any refunds of the excess portion of all other Regulated Service rates would be retroactive to one year prior to the implementation of the rate reductions.

         On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Telecom Act") was signed into law. Because the 1996 Telecom Act does not deregulate cable programming service tier rates until 1999 (and basic service tier rates will remain regulated thereafter), the Company believes that the 1993 and 1994 rate regulations have had and will continue to have a material adverse effect on its results of operations.

         Revenue from communications and programming services increased 25% and 27% for the three months and nine months ended September 30, 1996, respectively, as compared to the corresponding periods of 1995. In the Company's regulated cable systems, the Company implemented rate increases for its Regulated Services in June 1996. As allowed by FCC regulations, such rate increases include amounts intended to recover increased programming costs incurred during the first five months of 1996 and not previously recovered, as well as interest on said amounts.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(2)      Material changes in results of operations (continued):

         The increase in revenue for the three months ended September 30, 1996 is due to the net effect of certain acquisitions (including the Viacom Acquisition) (14%), increases in rates charged to the Company's subscribers due to inflation, programming cost increases as previously discussed and channel additions (5%), growth in the Company's satellite subscribers (3%), growth in subscriber levels within the Company's cable television systems (3%) and increases in the Company's domestic and international programming and other revenue (4%) offset by a 4% decrease due to the deconsolidation of the Company's sports programming businesses (see discussion below). The increase in revenue for the nine months ended September 30, 1996 is due to the effect of certain acquisitions (including the Viacom Acquisition) (12%), growth in the Company's satellite subscribers (5%), increases in rates charged to the Company's subscribers as noted above (5%), growth in subscriber levels within the Company's cable television systems (2%) and increases in the Company's domestic and international programming and other revenue (4%) offset by a 1% decrease due to the deconsolidation of the Company's sports programming businesses (see discussion below).

         TCI's domestic programming services contributed $298 million and $371 million of revenue for the nine months ended September 30, 1996 and 1995, respectively. This revenue was attributable to subscription and advertising revenue at TCI's sports programming businesses through April 29, 1996 (see related discussion below), revenue from Netlink USA, a marketer and distributor of programming to the United States home satellite dish subscriber market and subscription revenue generated by Southern and Encore Media Corporation.

        As of April 29, 1996, Liberty Media Group, News Corp. and TINTA formed two sports programming ventures. In the United States, Liberty Media Group and News Corp. formed the Fox-Liberty Venture into which Liberty Media Group contributed interests in its national and regional sports networks and into which News Corp. contributed its fx cable network and certain other assets. Liberty Media Group received a 50% interest in the Fox-Liberty Venture and $350 million in cash.

        Internationally, News Corp. and the Liberty-TINTA LLC formed the International Venture to operate currently existing sports services in Latin American and Australia and a variety of new sports services throughout the world except in Asia and in the United Kingdom, Japan and New Zealand where prior arrangements preclude an immediate collaboration. The Liberty-TINTA LLC owns 50% of the International Venture with News Corp. owning the other 50%. News Corp. contributed various international sports rights and certain trademark rights. The Liberty-TINTA LLC contributed Prime Deportiva, a Spanish language sports service distributed in Latin America and in Hispanic markets in the United States; an interest in Torneos y Competencias S.A., an Argentinean sports programming and production business; various international sports and satellite transponder rights and cash. The Liberty-TINTA LLC also contributed their 50% interest in Premiere Sports and All-Star Sports. Both are Australian 24-hour sports services available via MMDS or cable television.

         As part of the formation of the International Venture, the Liberty-TINTA LLC is entitled to receive from News Corp. 7.5% of the outstanding stock of Star Television Limited. Upon delivery of such stock to the Liberty-TINTA LLC, News Corp. is entitled to receive from the Liberty-TINTA LLC $20 million and rights under various Asian sports programming agreements. Star Television Limited operates a satellite-delivered television platform in Asia.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(2)      Material changes in results of operations (continued):

         Net Sales From Electronic Retailing Services

         HSN's net sales from electronic retailing services increased 8% and 11% for the three months and nine months ended September 30, 1996, respectively, as compared to the corresponding periods in 1995. Such increases are due primarily to 22% and 13% increases in the number of packages shipped and a decrease of 14% and an increase of 1% in the average price per unit sold.

         HSN believes that seasonality does impact its business, but not to the same extent it impacts the retail industry in general.

         In August 1996, the Company entered into a series of agreements which involved exchanging its controlling interest in HSN for shares of BDTV. If consummated, HSN would cease to be a subsidiary of the Company and therefore, the financial results of HSN would not be consolidated with the financial results of the Company. Although the Company would cease to possess voting control over HSN, it would continue to have an indirect equity interest in HSN through its ownership of the equity securities of BDTV, as well as a direct interest in HSN which would be exchangeable into shares of Silver King. No assurance can be given that the transaction will be consummated. For additional discussion of the foregoing transaction, see note 12 to the accompanying consolidated financial statements.

         Operating Costs and Expenses

         Operating expenses increased 33% and 35% for the three months and nine months ended September 30, 1996, respectively, as compared to the corresponding periods of 1995. Exclusive of the effects of acquisitions (10% and 13%) and Primestar (2% and 3%) (see discussion below), such expenses increased 21% and 19%. Programming and salary expenses accounted for the majority of such increases. The Company cannot determine whether and to what extent increases in the cost of programming will affect its future operating costs. However, such programming costs have increased at a greater percentage than increases in revenue of Regulated Services.

         For the three months and nine months ended September 30, 1996, cost of sales decreased $3 million or 2% and increased $33 million or 8%, respectively, as compared to the same periods in 1995. As a percentage of net sales, cost of sales decreased from 65% to 59% and from 64% to 62% for the three months and nine months ended September 30, 1996, as compared to the corresponding periods in 1995. Such decrease are due to promotional events in 1995 which had the effect of lowering revenue but not cost of sales and to a change in product sales mix in 1996.

         Selling general and administrative expenses ("SG&A") increased 27% and 30% for the three months and nine months ended September 30, 1996, respectively, as compared to the corresponding periods of 1995. Exclusive of the effects of acquisitions (6% and 7%) and Primestar (7% and 9%) (see discussion below), SG&A increased 14% and 14%. Such increases are due primarily to salaries, related payroll expenses and those expenses that vary with revenue and/or subscribers. Additionally, during the nine months ended September 30, 1996 and 1995, the Company incurred $34 million and $14 million, respectively, of costs related to newly created material support centers, initiatives to improve its customer service and the continued redesign of its computer and accounting systems.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(2)      Material changes in results of operations (continued):

         The Company has an interest in Primestar, which provides programming and marketing support to its partners who distribute a multi-channel programming service via a medium power communications satellite to home satellite dish owners. During the three months and nine months ended September 30, 1996, the Company's revenue and expenses related to its Primestar satellite service increased significantly over the corresponding periods in 1995 as the number of the Company's Primestar subscribers increased from approximately 370,000 subscribers at September 30, 1995 to approximately 735,000 subscribers at September 30, 1996. During the three months ended September 30, 1996, revenue increased from $59 million to $110 million and operating, selling, general and administrative expenses increased from $54 million to $108 million, as compared to the three months ended September 30, 1995. During the nine months ended September 30, 1996, revenue increased from $120 million to $304 million and operating, selling, general and administrative expenses increased from $111 million to $295 million, as compared to the nine months ended September 30, 1995. The Company incurs significant sales commissions and installation costs when customers initially subscribe. Therefore, as long as the Company continues to launch this new service and increase its Primestar subscriber base at such a rapid pace, management expects operating costs and expenses will increase as well.

         In June 1996, the Company announced its intention to pursue a tax-free spin-off of SatCo to the holders of TCI Group Stock. At the time of the Satellite Spin-Off, SatCo's assets and operations will include the Company's interest in Primestar and the Company's business of distributing Primestar programming. Although there is no assurance, the Satellite Spin-Off is anticipated to be completed in the fourth quarter of 1996. Upon completion of the Satellite Spin-Off, SatCo's operations will no longer be consolidated with the Company's.

         The increase in the Company's depreciation expense in 1996 is due to acquisitions, as well as increased capital expenditures due to a program to upgrade and install optical fiber technology in the Company's cable systems. The increase in amortization expense in 1996 is due to acquisitions.

         The Company records compensation relating to stock appreciation rights and restricted stock awards granted to certain employees. Such compensation is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES
                Nine months ended September 30, 1996 and 1995




(2)      Material changes in results of operations (continued):

         Other Income (Expense) and Net Loss

         At September 30, 1996, the Company had an effective ownership interest of approximately 27% in TeleWest, a company that is currently operating and constructing cable television and telephone systems in the United Kingdom ("UK"). TeleWest, which is accounted for under the equity method, had a carrying value at September 30, 1996 of $459 million and comprised $99 million and $43 million of the Company's share of its affiliates' losses during the nine months ended September 30, 1996 and 1995, respectively. The increase in the Company's share of losses of TeleWest is due, in part, to an increase in TeleWest's interest expense and foreign currency translation losses related to the issuance of dollar denominated debentures by TeleWest. In addition, the Company has other less significant investments accounted for under the equity method in video distribution and programming businesses located in the UK, other parts of Europe, Asia, Latin America and certain other foreign countries. In the aggregate, such other equity method investments had a carrying value of $407 million at September 30, 1996 and accounted for $55 million and $38 million of the Company's share of its affiliates' losses for the nine months ended September 30, 1996 and 1995, respectively. Additionally, included in share of losses of affiliates for the nine months ended September 30, 1996 is $112 million attributable to Sprint Spectrum. Such amount includes $34 million associated with prior periods.

         The Company is reflecting minority interests in earnings of consolidated subsidiaries of $28 million and $32 million for the three months and nine months ended September 30, 1996, respectively, as compared to minority interests in losses of consolidated subsidiaries for the corresponding periods in 1995. Such changes are due primarily to the accrual of dividends on the Trust Securities in 1996. See note 9 to the accompanying consolidated financial statements.

         As a result of the TCG IPO, the Company recognized a gain of $12 million during the third quarter of 1996. As a result of the TINTA IPO and the TYC Acquisition, the Company recognized a gain of $123 million during the third quarter of 1995. There is no assurance that the Company will realize similar gains in future periods. See notes 5 and 11 to the accompanying consolidated financial statements.

         As a result of the consummation of the TBS/Time Warner Merger, the Company will recognize a gain of approximately $1.5 billion in the fourth quarter of 1996. See note 6 to the accompanying consolidated financial statements.

         The Company's net loss (before preferred stock dividend requirements) of $136 million for the three months ended September 30, 1996 represents a change of $168 million, as compared to the Company's net earnings (before preferred stock dividend requirements) of $32 million for the three months ended September 30, 1995. The Company's net loss (before preferred stock dividend requirements) of $438 million for the nine months ended September 30, 1996 represents an increase of $331 million, as compared to the Company's net loss (before preferred stock dividend requirements) of $107 million for the nine months ended September 30, 1995. Such changes are primarily the result of the gain recognized in 1995 related to the TINTA IPO, an increase in share of losses of affiliates, including the aforementioned share of losses from TeleWest and Sprint Spectrum, loss on early extinguishment of debt resulting primarily from the prepayment of certain fixed-rate indebtedness and the change in minority interests in losses (earnings) of consolidated subsidiaries discussed above.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets
                                  (unaudited)


                                                                      September 30,          December 31,
                                                                           1996                 1995
                                                                      -------------          ------------
Assets                                                                        amounts in millions
------
Cash                                                                    $     465                  118

Trade and other receivables, net                                              430                  407

Inventories, net                                                               91                  104

Prepaid expenses                                                               95                   65

Prepaid program rights                                                         47                   47

Committed film inventory                                                      136                  122

Investments in affiliates, accounted for under the equity method,
   and related receivables (note 5)                                         2,714                2,372

Investment in Turner Broadcasting System, Inc. ("TBS") (note 6)             1,022                  955

Property and equipment, at cost:
   Land                                                                        94                   88
   Distribution systems                                                    11,286                9,545
   Support equipment and buildings                                          1,753                1,429
                                                                        ---------               ------
                                                                           13,133               11,062
   Less accumulated depreciation                                            4,366                3,653
                                                                        ---------               ------
                                                                            8,767                7,409
                                                                        ---------               ------

Franchise costs                                                            17,486               14,322
   Less accumulated amortization                                            2,349                2,092
                                                                        ---------               ------
                                                                           15,137               12,230
                                                                        ---------               ------

Other assets, at cost, net of amortization                                  1,671                1,748
                                                                        ---------               ------
                                                                        $  30,575               25,577
                                                                        =========               ======


                                                                     (continued)

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                                 (unaudited)

                                                                        September 30,        December 31,
                                                                            1996                 1995
                                                                        -------------        ------------
 Liabilities and Stockholders' Equity                                          amounts in millions
 ------------------------------------
 Accounts payable                                                       $        200                243

 Accrued interest                                                                170                233

 Accrued programming expense                                                     394                318

 Other accrued expenses                                                        1,178              1,114

 Debt (note 8)                                                                15,118             13,211

 Deferred income taxes                                                         5,731              4,584

 Other liabilities                                                               183                195
                                                                        ------------            -------
      Total liabilities                                                       22,974             19,898
                                                                        ------------            -------

 Minority interests in equity of consolidated subsidiaries                     1,585                651

 Redeemable preferred stock                                                      654                478

 Company-obligated mandatorily redeemable preferred securities of subsidiary trusts ("Trust Securities") holding solely
   subordinated debt securities of TCI Communications, Inc.
   ("TCIC")(note 9)                                                            1,000                 --

 Stockholders' equity (notes 2 and 9):
   Series Preferred Stock, $.01 par value Class B 6% Cumulative
      Redeemable Exchangeable Junior Preferred Stock, $.01 par
      value                                                                       --                 --
   Tele-Communications, Inc. Series A TCI Group common stock, $1 par value. Authorized 1,750,000,000 shares; issued
      684,974,998 shares in 1996 and 672,211,009 shares in 1995                  685                672
   Tele-Communications, Inc. Series B TCI Group common stock, $1 par value. Authorized 150,000,000 shares; issued 84,663,501
      shares in 1996 and 84,691,554 shares in 1995                                85                 85
   Tele-Communications, Inc. Series A Liberty Media Group common stock, $1 par value.  Authorized 750,000,000 shares; issued
      146,078,965 shares in 1996 and 142,896,264 shares in 1995                  146                143
   Tele-Communications, Inc. Series B Liberty Media Group common stock, $1 par value.  Authorized 75,000,000 shares; issued
      21,192,269 shares in 1996 and 21,196,868 shares in 1995                     21                 21
   Additional paid-in capital                                                  4,308              4,068
   Cumulative foreign currency translation adjustment                            (12)                (9)
   Unrealized holding gains for available-for-sale securities, net
      of taxes                                                                   335                338
   Accumulated deficit                                                          (892)              (454)
                                                                        ------------            -------
                                                                               4,676              4,864
   Treasury stock, at cost (100,524,365 shares and 100,524,364
      shares of Series A TCI Group common stock in 1996 and 1995)               (314)              (314)
                                                                        ------------            -------
          Total stockholders' equity                                           4,362              4,550
                                                                        ------------            -------
 Commitments and contingencies (note 12)
                                                                        $     30,575             25,577
                                                                        ============            =======

See accompanying notes to consolidated financial statements.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations
                                  (unaudited)

                                                                   Three months ended                Nine months ended
                                                                      September 30,                    September 30,
                                                                -----------------------          --------------------------
                                                                 1996             1995             1996               1995
                                                                -------          ------          -------             ------
                                                                                    amounts in millions,
                                                                                  except per share amounts
Revenue (note 7):
  Communications and programming services                       $ 1,901           1,521            5,355              4,229
  Net sales from electronic retailing services                      234             217              734                659
                                                                -------          ------          -------             ------
                                                                  2,135           1,738            6,089              4,888
                                                                -------          ------          -------             ------
Operating costs and expenses:
  Operating                                                         723             544            2,056              1,524
  Cost of sales from electronic retailing services                  137             140              453                420
  Selling, general and administrative                               669             521            1,874              1,434
  Compensation relating to stock appreciation rights                 --               8               --                 26
  Adjustment to compensation relating to stock
     appreciation rights                                            (11)             --              (16)                --
  Restructuring charges                                              --               6               --                  8
  Depreciation                                                      258             228              769                660
  Amortization                                                      136             115              381                325
                                                                -------          ------          -------             ------
                                                                  1,912           1,562            5,517              4,397
                                                                -------          ------          -------             ------
         Operating income                                           223             176              572                491

Other income (expense):
  Interest expense                                                 (277)           (262)            (803)              (746)
  Interest and dividend income                                       18              18               42                 36
  Share of losses of affiliates, net (note 5)                       (97)            (63)            (308)              (134)
  Loss on early extinguishment of debt (note 8)                      (7)             --              (73)                --
  Minority interests in losses (earnings) of consolidated
     subsidiaries, net                                              (28)             19              (32)                40
  Gain on sale of subsidiary stock (note 11)                         --             123               --                123
  Gain on sale of stock by equity investee (note 5)                  12              --               12                 --
  Other, net                                                        (13)            (17)              (8)               (27)
                                                                -------          ------          -------             ------
                                                                   (392)           (182)          (1,170)              (708)
                                                                -------          ------          -------             ------
     Loss before income taxes                                      (169)             (6)            (598)              (217)

Income tax benefit                                                   33              38              160                110
                                                                -------          ------          -------             ------
     Net earnings (loss) (note 7)                                  (136)             32             (438)              (107)

Dividend requirements on preferred stocks                            (9)             (9)             (27)               (26)
                                                                -------          ------          -------             ------
     Net earnings (loss) attributable to common
         stockholders                                           $  (145)             23             (465)              (133)
                                                                =======          ======          =======             ======
Net earnings (loss) attributable to common stockholders:
     TCI Class A and Class B common stock                       $    --              85               --                (71)
     TCI Group Series A and Series B common stock                  (162)            (57)            (501)               (57)
     Liberty Media Group Series A and Series B common
         stock                                                       17              (5)              36                 (5)
                                                                -------          ------          -------             ------
                                                                $  (145)             23             (465)              (133)
                                                                =======          ======          =======             ======
Net earnings (loss) attributable to common stockholders
     per common share (notes 3 and 7):
     TCI Class A and Class B common stock                       $    --             .12               --               (.11)
     TCI Group Series A and Series B common stock               $  (.24)           (.09)            (.75)              (.09)
     Liberty Media Group Series A and Series B common
         stock                                                  $   .10            (.03)             .22               (.03)


See accompanying notes to consolidated financial statements.

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                 Consolidated Statement of Stockholders' Equity

                      Nine months ended September 30, 1996
                                  (unaudited)





                                                                                       Common Stock
                                                                      ----------------------------------------------
                                                         Class B           TCI Group            Liberty Media Group      Additional
                                                        Preferred     ------------------       ---------------------       paid-in
                                                          Stock       Series A  Series B       Series A     Series B       capital
                                                        ---------     --------  --------       --------     --------     ----------
                                                                                     amounts in millions
Balance at January 1, 1996                                   $ --       672           85          143              21       4,068

   Net loss                                                    --        --           --           --              --          --
   Issuance of common stock for acquisition                    --        11           --            3              --         255
   Issuance of common stock upon conversion of notes           --         1           --           --              --          --
   Issuance of common stock upon conversion of
     preferred stock                                           --         1           --           --              --          15
   Accreted dividends on all classes of preferred
     stock                                                     --        --           --           --              --         (27)
   Accreted dividends on all classes of preferred
     stock not subject to mandatory redemption
     requirements                                              --        --           --           --              --           7
   Payment of preferred stock dividends                        --        --           --           --              --         (10)
   Foreign currency translation adjustment                     --        --           --           --              --          --
   Change in unrealized holding gains for available-
     for-sale securities                                       --        --           --           --              --          --
                                                             ----      ----         ----         ----            ----      ------
Balance at September 30, 1996                                $ --       685           85          146              21       4,308
                                                             ====      ====         ====         ====            ====      ======

                                                                  Unrealized
                                                                    holding
                                                   Cumulative      gains for
                                                     foreign       available-
                                                    currency       for-sale                                         Total
                                                   translation    securities,       Accumulated      Treasury    stockholders'
                                                   adjustment     net of taxes        deficit         stock         equity
                                                   -----------    ------------      -----------      --------    -------------
                                                                                amounts in millions
Balance at January 1, 1996                              (9)           338               (454)           (314)        4,550

   Net loss                                             --             --               (438)             --          (438)
   Issuance of common stock for acquisition             --             --                 --              --           269
   Issuance of common stock upon conversion of notes    --             --                 --              --             1
   Issuance of common stock upon conversion of
     preferred stock                                    --             --                 --              --            16
   Accreted dividends on all classes of preferred
     stock                                              --             --                 --              --           (27)
   Accreted dividends on all classes of preferred
     stock not subject to mandatory redemption
     requirements                                       --             --                 --              --             7
   Payment of preferred stock dividends                 --             --                 --              --           (10)
   Foreign currency translation adjustment              (3)            --                 --              --            (3)
   Change in unrealized holding gains for available-
     for-sale securities                                --             (3)                --              --            (3)
                                                     -----           ----              -----            ----        ------
Balance at September 30, 1996                          (12)           335               (892)           (314)        4,362
                                                     =====           ====              =====            ====        ======


See accompanying notes to consolidated financial statements.

                  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (unaudited)

                                                                                      Nine months ended
                                                                                        September 30,
                                                                                    ---------------------
                                                                                     1996           1995
                                                                                    ------         ------
                                                                                     amounts in millions
                                                                                         (see note 4)
Cash flows from operating activities:
  Net loss                                                                          $  (438)         (107)
  Adjustments to reconcile net loss to net cash provided by operating activities:
       Depreciation and amortization                                                  1,150           985
       Compensation relating to appreciation rights                                      --            26
       Adjustment to compensation relating to stock appreciation rights                 (16)           --
       Share of losses of affiliates                                                    308           134
       Loss on early extinguishment of debt                                              73            --
       Minority interests in earnings (losses)                                           32           (40)
       Gain on sale of subsidiary stock                                                  --          (123)
       Gain on sale of stock by equity investee                                         (12)           --
       Deferred income tax benefit                                                     (178)         (152)
       Other noncash charges                                                              3             2
       Changes in operating assets and liabilities, net of the effect of acquisitions:
            Change in receivables                                                       (20)           14
            Change in inventories                                                        11           (18)
            Change in prepaids                                                          (32)          (86)
            Change in accrued interest                                                  (64)          (18)
            Change in other accruals and payables                                        27            53
                                                                                    -------        ------
               Net cash provided by operating activities                                844           670
                                                                                    -------        ------
Cash flows from investing activities:
  Cash paid for acquisitions                                                            (62)         (251)
  Capital expended for property and equipment                                        (1,526)       (1,205)
  Additional investments in and loans to affiliates and others                         (677)         (958)
  Repayments of loans to affiliates                                                     329            20
  Proceeds from disposition of assets                                                   255            29
  Other investing activities                                                           (148)         (209)
                                                                                    -------        ------
              Net cash used in investing activities                                  (1,829)       (2,574)
                                                                                    -------        ------

Cash flows from financing activities:
  Borrowings of debt                                                                  7,449         7,088
  Repayments of debt                                                                 (7,476)       (5,970)
  Prepayment penalties                                                                  (60)           --
  Issuance of Trust Securities                                                          971            --
  Issuance of subsidiary preferred stock                                                223            --
  Contributions by minority shareholders of subsidiaries                                315            --
  Issuance of common stock                                                               --           431
  Proceeds from sale of subsidiary stock                                                 --           445
  Payment of preferred stock dividends                                                  (34)          (22)
  Payment of dividends on subsidiary preferred stock and Trust Securities               (56)           --
                                                                                    -------        ------
              Net cash provided by financing activities                               1,332         1,972
                                                                                    -------        ------
              Net increase in cash                                                      347            68

              Cash at beginning of period                                               118            74
                                                                                    -------        ------
              Cash at end of period                                                 $   465           142
                                                                                    =======        ======


See accompanying notes to consolidated financial statements.

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                               September 30, 1996
                                  (unaudited)


(1)      General

         The accompanying consolidated financial statements include the accounts of Tele-Communications, Inc. and those of all majority-owned subsidiaries ("TCI" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         The accompanying interim consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in TCI's Annual Report on Form 10-K for the year ended December 31, 1995.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Certain amounts have been reclassified for comparability with the 1996 presentation.

         In June 1996, the Company announced its intention to pursue a tax-free spin-off (the "Satellite Spin-Off") of its direct broadcast satellite subsidiary, TCI Satellite Entertainment, Inc. ("SatCo"), to the holders of TCI Group Stock. At the time of the Satellite Spin-Off, SatCo's assets and operations will include the Company's interest in PRIMESTAR Partners, L.P. ("Primestar") and the Company's business of distributing Primestar programming. Although there is no assurance, the Satellite Spin-Off is anticipated to be completed in the fourth quarter of 1996. Upon completion of the Satellite Spin-Off, SatCo's operations will no longer be consolidated with the Company's.

         In March of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement No. 121"), effective for fiscal years beginning after December 15, 1995. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 effective January 1, 1996. Such adoption did not have a significant effect on the financial position or results of operations of the Company.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Pursuant to Statement No. 121, the Company periodically reviews the carrying amount of its long-lived assets, franchise costs and certain other assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. The Company considers historical and expected future net operating losses to be its primary indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets ("Assets"). The Company deems Assets to be impaired if the Company is unable to recover the carrying value of such Assets over their expected remaining useful life through a forecast of undiscounted future operating cash flows directly related to the Assets. If Assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the Assets exceeds their fair value. The Company generally measures fair value by considering sales prices for similar assets or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

(2)      Liberty Group Stock

         On August 3, 1995, the TCI stockholders authorized the TCI Board of Directors (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). While the Liberty Group Stock constitutes common stock of TCI, the issuance of the Liberty Group Stock did not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt. On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and Class B common stock into Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock").

         Upon the Distribution and subsequent to the redesignation of TCI Class A and Class B common stock into Series A and Series B TCI Group Stock, the TCI Group Stock is intended to reflect the separate performance of the subsidiaries and assets not attributed to Liberty Media Group, including (i) TCI's Cable and Communications unit, (ii) TCI's International Cable and Programming Unit ("TINTA") and (iii) TCI's Technology/Venture Capital unit. Such subsidiaries and assets are referred to as "TCI Group".

         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense to TCI Group or to Liberty Media Group for purposes of preparing their combined financial statements, the change in the capital structure of TCI does not affect the ownership or the respective legal title to assets or responsibility for liabilities of TCI or any of its subsidiaries. TCI and its subsidiaries will each continue to be responsible for their respective liabilities. Holders of TCI Group Stock or Liberty Group Stock are holders of common stock of TCI and continue to be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities. The issuance of Liberty Group Stock did not affect the rights of creditors of TCI.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(3)      Earnings (Loss) Per Common and Common Equivalent Share

         TCI Class A and Class B Common Stock

         Primary earnings per common and common equivalent share attributable to common stockholders for the period from July 1, 1995 through the Distribution was computed by dividing net earnings attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding (703.9 million).

         Fully diluted earnings per common and common equivalent share attributable to common stockholders for the period from July 1, 1995 through the Distribution was computed by dividing earnings attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding (704.0 million).

         The loss attributable to common stockholders per common share for the period from January 1, 1995 through the Distribution was computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period (648.2 million). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

         TCI Group Series A and Series B Common Stock

         The loss attributable to TCI Group stockholders per common share for the three months and nine months ended September 30, 1996 and for the period from the Distribution through September 30, 1995 was computed by dividing net loss attributable to TCI Group Series A and Series B common stockholders by the weighted average number of common shares outstanding of TCI Group Series A and Series B common stock during the period (669.1 million, 665.0 million and 656.4 million, respectively). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

         Liberty Media Group Series A and Series B Common Stock

         Earnings attributable to Liberty Media Group stockholders per common share for the three months and nine months ended September 30, 1996 was computed by dividing net earnings attributable to Liberty Media Group Series A and Series B common stockholders by the weighted average number of common shares outstanding of Liberty Media Group Series A and Series B common stock during the period (167.3 million and 166.2 million, respectively). Common stock equivalents were not included in the computation because their inclusion would be anti-dilutive to TCI.

         The loss attributable to Liberty Media Group stockholders per common share for the period from the Distribution through September 30, 1995 was computed by dividing net loss attributable to Liberty Media Group Series A and Series B common stockholders by the weighted average number of common shares outstanding of Liberty Media Group Series A and Series B common stock during the period (164.1 million). Common stock equivalents were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(4)      Supplemental Disclosures to Consolidated Statements of Cash Flows

         Cash paid for interest was $867 million and $763 million for the nine months ended September 30, 1996 and 1995, respectively. Cash paid for income taxes was $8 million and $62 million for the nine months ended September 30, 1996 and 1995, respectively.

         Significant noncash investing and financing activities are as follows:

                                                                                          Nine months ended
                                                                                            September 30,
                                                                                       ------------------------
                                                                                       1996              1995
                                                                                       ----              ----
                                                                                        amounts in millions
                 Cash paid for acquisitions:
                   Fair value of assets acquired                                      $  4,661            3,394
                   Liabilities assumed, net of current assets                           (2,095)            (495)
                   Deferred tax liability recorded in acquisitions                      (1,310)          (1,095)
                   Minority interests in equity of acquired entities                      (733)              62
                   Common stock and preferred stock issued in acquisitions                (461)          (1,615)
                                                                                      --------          -------
                        Cash paid for acquisitions                                    $     62              251
                                                                                      ========          =======

                 Exchange of consolidated subsidiaries for note receivable and
                   equity investments                                                 $    560               --
                                                                                      ========          =======
                 Effect of foreign currency translation adjustment on book
                   value of foreign equity investments                                $      3                1
                                                                                      ========          =======
                 Change in unrealized gains, net of deferred income taxes, on
                   available-for-sale securities                                      $      3              294
                                                                                      ========          =======
                 Accrued preferred stock dividends                                    $     20                4
                                                                                      ========          =======
                 Exchange of common stock held by subsidiaries for Series F
                   Preferred Stock                                                    $     --              632
                                                                                      ========          =======
                 Distribution of Series A and Series B Liberty Group Stock to
                   TCI common stockholders                                            $     --              164
                                                                                      ========          =======
                 Redesignation of TCI common stock into Series A and Series B
                   TCI Group Stock                                                    $     --              656
                                                                                      ========          =======
                 Conversion of Series F Preferred Stock by subsidiary of TCI
                   into Series A TCI Group Stock                                      $     --              314
                                                                                      ========          =======
                 Conversion of debt into additional minority interest in
                   consolidated subsidiary                                            $     --               14
                                                                                      ========          =======
                 Common stock issued to subsidiaries in Reorganization
                   reflected as treasury stock                                        $     --                6
                                                                                      ========          =======
                 Common stock issued in exchange for cost investment                  $     --               73
                                                                                      ========          =======
                 Retirement of Class A common stock previously held by
                   subsidiary                                                         $     --               29
                                                                                      ========          =======
                 Issuance of subsidiary stock for equity investment                   $     --               11
                                                                                      ========          =======

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(5)      Investments in Affiliates

         Summarized unaudited results of operations for affiliates accounted for under the equity method are as follows:

                                                                                      Nine months ended
                  Combined Operations                                                   September 30,
                  -------------------                                              -----------------------
                                                                                     1996           1995
                                                                                   -----------     -------
                                                                                     amounts in millions
                     Revenue                                                       $     3,989       3,123
                     Operating expenses                                                 (3,570)     (2,664)
                     Depreciation and amortization                                        (501)       (375)
                                                                                   -----------     -------
                       Operating income (loss)                                             (82)         84

                     Interest expense                                                     (359)       (230)
                     Other, net                                                           (202)        (94)
                                                                                   -----------     -------
                       Net loss                                                    $      (643)       (240)
                                                                                   ===========     =======

         The Company has various investments accounted for under the equity method. Some of the more significant investments held by the Company at September 30, 1996 were a partnership ("Sprint Spectrum") formed by the Company, Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and Sprint Corporation ("Sprint") (carrying value of $783 million) (see note 12), Teleport Communications Group, Inc. ("TCG")(carrying value of $277 million), TeleWest Communications plc ("TeleWest") (carrying value of $459 million), various other foreign equity investments (cumulative carrying value of $407 million), Intermedia Capital Partners IV L.P. (carrying value of $287 million) and Discovery Communications, Inc. (carrying value of $119 million).

         TCG, a competitive local exchange carrier, conducted an initial public offering (the "TCG IPO") on July 2, 1996 in which it sold 27,025,000 shares of Class A common stock at $16.00 per share to the public for aggregate net proceeds of approximately $410,000,000. As a result of the TCG IPO, the Company's ownership interest in TCG was reduced from approximately 35% to approximately 31%. Accordingly, the Company recognized a gain amounting to $12 million (before deducting deferred income tax expense of approximately $5 million).

         As of April 29, 1996, Liberty Media Group, The News Corporation Limited ("News Corp.") and TINTA formed two sports programming ventures. In the United States, Liberty Media Group and News Corp. formed a partnership (the "Fox-Liberty Venture") into which Liberty Media Group contributed interests in its national and regional sports networks and into which News Corp. contributed its fx cable network and certain other assets. Liberty Media Group received a 50% interest in the Fox-Liberty Venture and $350 million in cash.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


         Internationally, News Corp. and a limited liability company (the "Liberty-TINTA LLC") formed by Liberty Sports, Inc., a wholly-owned subsidiary of Liberty Media Group, and TINTA formed a venture (the "International Venture") to operate previously existing sports services in Latin America and Australia and a variety of new sports services throughout the world, except in Asia and in the United Kingdom, Japan and New Zealand where prior arrangements preclude an immediate collaboration. The Liberty-TINTA LLC owns 50% of the International Venture with News Corp. owning the other 50%. News Corp. contributed various international sports rights and certain trademark rights. The Liberty-TINTA LLC contributed Prime Deportiva, a Spanish language sports service distributed in Latin American and in Hispanic markets in the United States; an interest in Torneos y Competencias S.A., an Argentinean sports programming and production business; various international sports and satellite transponder rights and cash. The Liberty-TINTA LLC also contributed their 50% interest in Premiere Sports and All-Star Sports. Both are Australian 24-hour sports services available via multichannel, multipoint distribution systems ("MMDS") or cable television.

         As part of the formation of the International Venture, the Liberty-TINTA LLC is entitled to receive from News Corp. 7.5% of the outstanding stock of Star Television Limited. Upon delivery of such stock to the Liberty-TINTA LLC, News Corp. is entitled to receive from the Liberty-TINTA LLC $20 million and rights under various Asian sports programming agreements. Star Television Limited operates a satellite-delivered television platform in Asia.

         Certain of the Company's affiliates are general partnerships and any subsidiary of the Company that is a general partner in a general partnership is, as such, liable as a matter of partnership law for all debts of that partnership in the event liabilities of that partnership were to exceed its assets.

(6)      Investment in Turner Broadcasting System, Inc.

         At September 30, 1996, the Company owned shares of TBS common stock with an aggregate market value of $844 million (including unrealized holding gains of $520 million) and shares of a class of TBS preferred stock that were convertible into TBS common stock with an aggregate market value of $1,007 million (which exceeded cost by $829 million). The Company's total holdings represented an approximate 7.5% voting interest for those matters which preferred and common stock voted as a single class.

         On October 10, 1996, Time Warner, Inc. ("Time Warner") and TBS consummated a merger (the "TBS/Time Warner Merger") whereby TBS shareholders received 0.75 of a Time Warner common share for each TBS Class A and Class B common share, and each holder of TBS Class C preferred stock received 0.80 of a Time Warner common share for each of the 6 shares of TBS Class B common stock into which each share of Class C preferred stock could have been converted. The Company received approximately 50.6 million shares of Time Warner common stock in exchange for its TBS holdings. As a result of this like-kind exchange, the Company will recognize a pre-tax gain of approximately $1.5 billion in the fourth quarter of 1996.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         On July 16, 1996, Time Warner, TBS, TCI, Liberty Media Group and the Federal Trade Commission ("FTC") entered into an agreement in principle, pursuant to which, among other things, Liberty Media Group agreed to receive Time Warner securities with limited voting rights (the "TW Exchange Stock") in exchange for its TBS common and preferred stock. In addition, subject to a number of conditions, including receipt of a ruling from the Internal Revenue Service that such dividend would be tax free to the Liberty Media Group stockholders, TCI agreed that it would distribute in the form of a stock dividend (the "Spin-Off") to the Liberty Media Group stockholders the stock of a new company ("Spinco") which would hold the TW Exchange Stock and the business of Southern Satellite Systems, Inc. ("Southern"), a wholly owned subsidiary of Liberty Media Group which distributes the TBS SuperStation ("WTBS") signal in the United States and Canada. The level of Liberty Media Group's ownership interest in Time Warner would be restricted until the Spin-Off occurs, at which time, such restriction would be eased for Spinco.

         If the Spin-Off occurs, certain control stockholders of TCI, Bob Magness, John C. Malone and Kearns-Tribune Corporation, would exchange the Spinco common stock they receive for a Spinco convertible preferred security which would only be entitled to vote on major corporate transactions involving Spinco.

(7)      Acquisition

         On July 31, 1996, pursuant to certain agreements entered into among TCIC, TCI, Viacom International, Inc. and Viacom, Inc. ("Viacom"), TCIC acquired all of the common stock of a subsidiary of Viacom ("Cable Sub") which owned Viacom's cable systems and related assets (the "Viacom Acquisition").

         The transaction was structured as a tax-free reorganization in which Cable Sub transferred all of its non-cable assets, as well as all of its liabilities other than current liabilities, to a new subsidiary of Viacom ("New Viacom Sub"). Cable Sub also transferred to New Viacom Sub the proceeds (the "Loan Proceeds") of a $1.7 billion loan facility (the "Loan Facility") arranged by TCIC, TCI and Cable Sub. Following these transfers, Cable Sub retained cable assets with a value at closing of approximately $2.326 billion and the obligation to repay the Loan Proceeds borrowed under the Loan Facility. Neither Viacom nor New Viacom Sub has any obligation with respect to repayment of the Loan Proceeds.



                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Prior to the consummation of the Viacom Acquisition, Viacom offered to the holders of shares of Viacom Class A Common Stock and Viacom Class B Common Stock (collectively, "Viacom Common Stock") the opportunity to exchange (the "Exchange Offer") a portion of their shares of Viacom Common Stock for shares of Class A Common Stock, par value $100 per share, of Cable Sub ("Cable Sub Class A Stock"). Immediately following the completion of the Exchange Offer, TCIC acquired from Cable Sub shares of Cable Sub Class B Common Stock (the "Share Issuance") for $350 million (which was used to reduce Cable Sub's obligations under the Loan Facility). At the time of the Share Issuance, the Cable Sub Class A Stock received by Viacom stockholders pursuant to the Exchange Offer automatically converted into 5% Class A Senior Cumulative Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") of Cable Sub with a stated value of $100 per share (the "Stated Value"). The Exchangeable Preferred Stock is exchangeable, at the option of the holder commencing after the fifth anniversary of the date of issuance, for shares of Series A TCI Group Stock at an initial exchange rate of 4.81 shares of Series A TCI Group Stock for each share of Exchangeable Preferred Stock exchanged. The Exchangeable Preferred Stock is subject to redemption, at the option of Cable Sub, after the fifth anniversary of the date of issuance, initially at a redemption price of $102.50 per share and thereafter at prices declining ratably annually to $100 per share on and after the eighth anniversary of the date of issuance, plus accrued and unpaid dividends to the date of redemption. The Exchangeable Preferred Stock is also subject to mandatory redemption on the tenth anniversary of the date of issuance at a price equal to the Stated Value per share plus accrued and unpaid dividends. Amounts payable by Cable Sub in satisfaction of its optional or mandatory redemption obligations with respect to the Exchangeable Preferred Stock may be made in cash or, at the election of Cable Sub, in shares of Series A TCI Group Stock, or in any combination of the foregoing.

         The Viacom Acquisition has been accounted for by the purchase method. Accordingly, the results of operations of Cable Sub have been consolidated with those of the Company since the date of acquisition. On a pro forma basis, the Company's revenue, net loss, and net loss per share of TCI Group Stock would have been increased by $276 million, $57 million and $.09, respectively, for the nine months ended September 30, 1996; and revenue, net loss, net loss per share of TCI Group Stock and net loss per share of TCI Class A Common Stock would have been increased by $327 million, $90 million, $.03 and $.11, respectively, for the nine months ended September 30, 1995 had Cable Sub been consolidated with the Company on January 1, 1995. The foregoing unaudited pro forma financial information is based upon historical results of operations adjusted for acquisition costs and, in the opinion of management, is not necessarily indicative of the results had the Company operated Cable Sub since January 1, 1995.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(8)      Debt

         Debt is summarized as follows:

                                                                       September 30,         December 31,
                                                                            1996                 1995
                                                                          --------              -------
                                                                               amounts in millions
          Notes payable                                                   $  9,405                7,713
          Bank credit facilities                                             4,338                3,854
          Commercial paper                                                   1,179                1,469
          Convertible notes (a)                                                 43                   45
          Other debt                                                           153                  130
                                                                          --------              -------
                                                                          $ 15,118               13,211
                                                                          ========              =======

         (a) These convertible notes, which are stated net of unamortized discount of $181 million at September 30, 1996 and $186 million at December 31, 1995, mature on December 18, 2021.
                 The notes require, so long as conversion of the notes has not occurred, an annual interest payment through 2003 equal to 1.85% of the face amount of the notes. During the nine months ended September 30, 1996, certain of these notes were converted into 1,063,800 shares of Series A TCI Group Stock and 265,950 shares of Series A Liberty Group Stock. At September 30, 1996, the notes were convertible, at the option of the holders, into an aggregate of 37,643,774 shares of Series A TCI Group Stock and 9,410,937 shares of Series A Liberty Group Stock.

         During the nine months ended September 30, 1996, the Company redeemed certain notes payable which had an aggregate principle balance of $809 million and fixed interest rates ranging from 8.67% to 10.44% (the "Redemption"). In connection with the Redemption, the Company recognized a loss on early extinguishment of debt of $62 million.
         Such loss related to prepayment penalties amounting to $60 million and the retirement of deferred loan costs.

         During the nine months ended September 30, 1996, certain subsidiaries of the Company terminated, at such subsidiaries' option, certain revolving bank credit facilities with aggregate commitments of approximately $2 billion and refinanced certain other bank credit facilities. In connection with such termination and refinancings, the Company recognized a loss on early extinguishment of debt of $11 million related to the retirement of deferred loan costs.

         The bank credit facilities and various other debt instruments of the Company's subsidiaries generally contain restrictive covenants which require, among other things, the maintenance of certain earnings, specified cash flow and financial ratios (primarily the ratios of cash flow to total debt and cash flow to debt service, as defined), and include certain limitations on indebtedness, investments, guarantees, dispositions, stock repurchases and/or dividend payments.

         As security for borrowings under one of the Company's bank credit facilities, the Company has pledged 100,524,364 shares of Series A TCI Group Stock held by a subsidiary of the Company. Also, as security for borrowings under another of the Company's credit facilities, the Company has pledged a portion of the Time Warner common stock received in the TBS/Time Warner Merger. Additionally, as security for one of the Company's notes payable (with a balance of $26 million at September 30, 1996), the Company has pledged the stock of one of its majority-owned subsidiaries.
                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


         The fair value of the debt of the Company's subsidiaries is estimated based on the current market prices for the same or similar issues or on the current rates offered to the subsidiaries of the Company for debt of the same remaining maturities. The fair value of debt, which has a carrying value of $15,118 million, was $15,452 million at September 30, 1996.

         In order to achieve the desired balance between variable and fixed rate indebtedness, the Company has entered into various interest rate exchange agreements pursuant to which it pays (i) fixed interest rates (the "Fixed Rate Agreements") ranging from 7.2% to 9.3% on notional amounts of $460 million at September 30, 1996 and (ii) variable interest rates (the "Variable Rate Agreements") on notional amounts of $2,450 million at September 30, 1996. During the nine months ended September 30, 1996 and 1995, the Company's net payments pursuant to the Fixed Rate Agreements were $3 million and $1 million, respectively; and the Company's net receipts pursuant to the Variable Rate Agreements were $11 million and less than $1 million, respectively.

         The Company's Fixed Rate Agreements and Variable Rate Agreements expire as follows (dollar amounts in millions):

                        Fixed Rate Agreements                            Variable Rate Agreements
                        ---------------------                            ------------------------
            Expiration      Interest Rate      Notional       Expiration         Interest Rate        Notional
               Date           To Be Paid        Amount           Date           To Be Received         Amount
          --------------    -------------      --------     --------------      --------------        ---------
          November 1996          8.9%           $  150      April 1997                7.0%            $     200
          October 1997        7.2%-9.3%             80      September 1998         4.8%-5.4%                450
          December 1997          8.7%              230      April 1999                7.4%                  100
                                                ------      September 1999         7.2%-7.4%                300
                                                $  460      February 2000          5.8%-6.6%                650
                                                ======      March 2000             5.8%-6.0%                675
                                                            September 2000            5.1%                   75
                                                                                                       --------
                                                                                                       $  2,450
                                                                                                       ========

         The Company is exposed to credit losses for the periodic settlements of amounts due under these interest rate exchange agreements in the event of nonperformance by the other parties to the agreements. However, the Company does not anticipate that it will incur any material credit losses because it does not anticipate nonperformance by the counterparties.

         The fair value of the interest rate exchange agreements is the estimated amount that the Company would pay or receive to terminate the agreements at September 30, 1996, taking into consideration current interest rates and the current creditworthiness of the counterparties. The Company would be required to pay $33 million at September 30, 1996 to terminate the agreements.

         Certain of TCI's subsidiaries are required to maintain unused availability under bank credit facilities to the extent of outstanding commercial paper. Also, certain of TCI's subsidiaries pay fees ranging from 1/4% to 1/2% per annum on the average unborrowed portion of the total amount available for borrowings under bank credit facilities.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



(9)      Company-Obligated Mandatorily Redeemable Preferred Securities of
            Subsidiary Trusts Holding Solely Subordinated Debt Securities of
            TCIC

         In January 1996, TCI Communications Financing I ("Trust I"), an indirect wholly-owned subsidiary of the Company, issued $16 million in common securities to TCIC, a subsidiary of the Company, and issued $500 million of 8.72% Trust Originated Preferred Securities(SM) (the "Trust I Preferred Securities" and together with the common securities, the "Trust I Securities") to the public. Trust I exists for the exclusive purposes of issuing Trust I Securities and investing the proceeds thereof into an aggregate principal amount of $516 million of 8.72% Subordinated Deferrable Interest Notes due January 31, 2045 (the "8.72% Subordinated Debt Securities") of TCIC. The 8.72% Subordinated Debt Securities are unsecured obligations of TCIC and are subordinate and junior in right of payment to certain other indebtedness of the Company. Upon redemption of the 8.72% Subordinated Debt Securities, the Trust I Preferred Securities will be mandatorily redeemable. TCIC effectively provides a full and unconditional guarantee of Trust I's obligations under the Trust I Preferred Securities.

         In May 1996, TCI Communications Financing II ("Trust II"), an indirect wholly-owned subsidiary of the Company, issued $16 million in common securities to TCIC, and issued $500 million of 10% Trust Preferred Securities (the "Trust II Preferred Securities" and together with the common securities, the "Trust II Securities") to the public. Trust II exists for the exclusive purposes of issuing Trust II Securities and investing the proceeds thereof into an aggregate principal amount of $516 million of 10% Subordinated Deferrable Interest Notes due May 31, 2045 (the "10% Subordinated Debt Securities") of TCIC. The 10% Subordinated Debt Securities are unsecured obligations of TCIC and are subordinate and junior in right of payment to certain other indebtedness of the Company. Upon redemption of the 10% Subordinated Debt Securities, the Trust II Preferred Securities will be mandatorily redeemable. TCIC effectively provides a full and unconditional guarantee of Trust II's obligations under the Trust II Preferred Securities.

         The Trust I and Trust II Preferred Securities are presented together in a separate line item in the accompanying consolidated balance sheet captioned "Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debt securities of TCI Communications, Inc." Dividends accrued on the Trust I and Trust II Preferred Securities are included in minority interests in losses (earnings) of consolidated subsidiaries in the accompanying consolidated financial statements.

(10)     Stockholders' Equity

         Stock Options

         Estimated compensation relating to restricted stock awards, stock appreciation rights ("SARs") and options with tandem SARs awarded by the Company has been recorded through September 30, 1996, but is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.


                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         Other

         At September 30, 1996, there were 119,821,579 shares of Series A TCI Group Stock and 20,967,181 shares of Series A Liberty Group Stock reserved for issuance under exercise privileges related to options, convertible debt securities and convertible preferred stock. Also, one share of Series A TCI Group Stock is reserved for each share of Series B TCI Group Stock, and one share of Series A Liberty Group Stock is reserved for each share of Series B Liberty Group Stock. Additionally, subsidiaries of TCI own an aggregate of 278,307 shares of TCI Convertible Redeemable Participating Preferred Stock, Series F ("Series F Preferred Stock"). Each share of Series F Preferred Stock is convertible into 1,287.51 shares of Series A TCI Group Stock.

         Subsequent to September 30, 1996, a subsidiary of the Company issued 2,000 shares of exchangeable preferred stock, which shares are exchangeable into 957,341 shares of Series A TCI Group Stock.

(11)     Sale of Subsidiary Stock

         On July 18, 1995, TINTA completed an initial public offering (the "TINTA IPO") in which it sold 20 million shares of TINTA Series A common stock to the public for consideration of $16.00 per share aggregating $320 million, before deducting related expenses (approximately $19 million). The shares sold to the public represented 17% of TINTA's total issued and outstanding common stock and 9% of the aggregate voting interest represented by such issued and outstanding common stock. Also in July 1995, TINTA issued 687,500 shares of TINTA Series A common stock as partial consideration for a 35% ownership interest in Torneos Y Competencias S.A., an Argentine sports programming company (the "TYC Acquisition"). As a result of the TINTA IPO and the TYC Acquisition, the Company recognized a gain amounting to $123 million.

(12)     Commitments and Contingencies

         Subsidiaries of the Company, Comcast, Cox and Sprint are partners in Sprint Spectrum which was formed to engage in the business of providing wireless communications services on a nationwide basis. The Company owns an indirect 30% interest in Sprint Spectrum. Sprint Spectrum was the successful bidder for personal communications services ("PCS") licenses for 29 markets in an auction conducted by the FCC that ended in March 1995. The aggregate license cost for these licenses was approximately $2.1 billion, all of which has been paid. Sprint Spectrum may elect to bid in subsequent auctions of PCS licenses and/or acquire PCS licenses from other holders, has invested in an entity ("APC") which holds the PCS license for the Washington-Baltimore market, has agreed to invest in the entity that will hold the PCS license for the Los Angeles-San Diego market, and may invest in other entities that hold PCS licenses. Subsidiaries of Cox, Sprint and the Company are also partners in a partnership ("PhillieCo") that holds a PCS license for the Philadelphia market which was acquired at a license cost of $85 million. The Company has an indirect 35.3% interest in PhillieCo.
                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The capital that Sprint Spectrum will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial. Pursuant to the business plan adopted by the partners in Sprint Spectrum for the build out of Sprint Spectrum's nationwide network, the partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The Company has agreed to contribute approximately $0.6 billion of such aggregate amount, $0.2 billion of which was contributed during the nine months ended September 30, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

         On November 27, 1995, the Company announced that it had agreed to exchange its controlling interest in Home Shopping Network, Inc. ("HSN") for shares of Silver King Communications, Inc. ("Silver King"). The Company would receive approximately 11 million newly issued shares of Silver King in exchange for its 37.5 million shares of HSN.

         Liberty Media Group and Mr. Barry Diller and certain of their respective affiliates entered into an agreement in August 1995 pursuant to which an option owned by Liberty Media Group to purchase 2 million shares of Silver King Class B common stock (the "Option") (which shares would constitute voting control of Silver King) would be transferred to BDTV, Inc. ("BDTV") (formerly referred to as "Silver Management Company"), an entity in which Liberty Media Group would own all of the non-voting equity interests (which would constitute substantially all of the equity of such entity) and Mr. Diller would own all of the voting equity interests and have the right to control such entity (subject to certain exceptions relating to fundamental corporate actions). BDTV would thereafter exercise the Option and hold the shares of Silver King Class B Common Stock purchased thereunder. In an amendment to such agreement entered into in November 1995, Liberty Media Group agreed to contribute all of its shares of HSN (which shares constitute approximately 41% of the equity of HSN and approximately 80% of the voting power of HSN) to BDTV in return for additional non-voting equity interests in BDTV. Following such contribution, BDTV would exchange such HSN shares with Silver King for additional shares of Silver King Common Stock and Class B Common Stock (thereby increasing BDTV's controlling interest in Silver King to in excess of 80% of the voting power of Silver King). In June 1996, the FCC granted its approval to the change in control of Silver King resulting from such exercise of the Option. Thereafter, in August 1996, the Option was exercised and BDTV became the controlling stockholder of Silver King. The FCC approval, received in connection with the exercise of the Option, however, included a condition that any increase in TCI's equity interest in Silver King (which would result from the proposed transfer of HSN shares to Silver King), as well as any material amendment to the August 1995 agreement with Mr. Diller, would require the prior approval of the FCC.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


         In light of these restrictions, Liberty Media Group and Mr. Diller began to discuss a restructuring of the November transaction, as well as certain other alternative structures. On August 25, 1996, Silver King, HSN and Liberty Media Group entered into a merger agreement and related transaction agreements pursuant to which (i) Liberty Media Group agreed to exchange all of its shares of HSN common stock and approximately 739,000 shares of its HSN Class B Common Stock with the wholly owned subsidiary of Silver King which was to be merged into HSN ("SK Sub") for shares of stock of SK Sub, (ii) SK Sub would be merged into HSN (the "HSN Merger"), with HSN being the surviving corporation owned 80.1% by Silver King and 19.9% by Liberty Media Group, (iii) Liberty Media Group would receive in the HSN Merger, in exchange for its remaining 19.3 million shares of HSN Class B Common Stock, approximately 7.8 million shares of Silver King Class B Common Stock and the contingent right to receive from time to time approximately
         2.6 million additional shares of Silver King Class B Common Stock as permitted under applicable FCC regulations, and (iv) Liberty Media Group and Silver King would enter into an exchange agreement providing for the terms upon which Liberty Media Group's remaining shares of HSN, as the surviving corporation in the HSN Merger, would be exchanged from time to time for stock of Silver King as permitted under applicable FCC regulations. All of the shares of Silver King Class B Common Stock actually received by Liberty Media Group at the time of the HSN Merger would be immediately contributed to an entity ("BDTV II") in which Mr. Diller owns all of the voting equity interests and Liberty Media Group owns a non-voting equity interest (which non-voting interest constitutes substantially all the equity of BDTV II) and which (other than with respect to certain fundamental corporate actions) is controlled by Mr. Diller.

         The HSN Merger is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory consents and approvals, consummation of the merger of Savoy Pictures Entertainment, Inc. and a subsidiary of Silver King, and approval of such transactions by the stockholders of Silver King and HSN. Liberty Media Group has entered into agreements with both Silver King and HSN pursuant to which Liberty Media Group has agreed to vote or cause to be voted shares of Silver King and HSN owned by it in favor of the HSN Merger and the other related transactions to be voted upon by the stockholders of HSN and Silver King. In addition, such voting agreements prohibit Liberty Media Group from disposing of shares of HSN or Silver King except pursuant to the HSN Merger or following a termination of the HSN merger agreement. If consummated, HSN would cease to be a subsidiary of the Company and therefore, the financial results of HSN would not be consolidated with the Company's financial results. Although the Company would cease to possess voting control over HSN, it would continue to have an indirect equity interest in HSN through its ownership of the equity securities of BDTV, as well as a direct interest in HSN. No assurance can be given that the HSN Merger and related transactions will be consummated or if such transactions are consummated, when such additional shares may be received by Liberty media Group or that any or all such shares are ultimately issued to Liberty Media Group.

         The Company is obligated to pay fees for the rights to exhibit certain films that are released by various producers through 2009 (the "Film Licensing Obligations"). Based on subscriber levels at September 30, 1996, these agreements require minimum payments aggregating approximately $624 million. The aggregate amount of the Film Licensing Obligations under other license agreements is not currently estimable because such amount is dependent upon certain variable factors. Nevertheless, the Company's aggregate payments under the Film Licensing Obligations could prove to be significant.

                                                                     (continued)

                   TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



         The Company has guaranteed notes payable and other obligations of affiliated and other companies with outstanding balances of approximately $307 million at September 30, 1996. Although there can be no assurance, management of the Company believes that it will not be required to meet its obligations under such guarantees, or if it is required to meet any of such obligations, that they will not be material to the Company.

         The Company has made certain financial commitments related to the acquisition of sports program rights through 2004. At September 30, 1996, such commitments aggregated $228 million.

         Certain key employees of the Company hold restricted stock awards and options with tandem SARs to acquire shares of certain subsidiaries' common stock. Estimates of the compensation related to the restricted stock awards and options and/or SARs have been recorded in the accompanying consolidated financial statements, but are subject to future adjustment based upon the market value of the respective common stock and, ultimately, on the final market value when the rights are exercised or the restricted stock awards are vested.

         The Company has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

                               "TELEPHONY GROUP"
                       (a combination of certain assets)


Management's Discussion and Analysis of
   Financial Condition and Results of Operations

         General

         On December 4, 1996, the Board of Directors of Tele-Communications, Inc. (the "Board") authorized, subject to shareholder approval (the "Telephony Stock Proposal"), the issuance of a new class of stock ("Telephony Group Stock") which is intended to reflect the separate performance of the Telephony Group. The Telephony Group would initially consist of TCI Group's interest in TCI Telephony Services, Inc., an indirect wholly owned subsidiary of Tele-Communications, Inc. ("TCI" or the "Company"), its subsidiaries, their respective assets, and all assets and liabilities of the TCI Group (as defined below) to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and liabilities of TCI Telephony Services, Inc. (together with its consolidated subsidiaries (unless the context indicates otherwise), "TCI Telephony"). The principal assets of TCI Telephony are its non- consolidating investments in a series of partnerships formed to engage in the business of providing wireless communications services, using the radio spectrum for broadband personal communications services ("PCS"), to residential and business customers nationwide under the "Sprint" brand (the "PCS Ventures"), and its investment in Teleport Communications Group, Inc., a Delaware corporation ("TCG" or "Teleport"). The PCS Ventures include Sprint Spectrum Holding Company, L.P. and MinorCo, L.P. (collectively, "Sprint Spectrum"), the partners of each of which are subsidiaries of Sprint Corporation ("Sprint"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and TCI, and PhillieCo, L.P. ("PhillieCo"), the partners of which are subsidiaries of Sprint, Cox and TCI. TCI, through subsidiaries, has a 30% interest as a partner in Sprint Spectrum and a 35.3% interest as a partner in PhillieCo. TCG is a competitive local exchange carrier that offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. The Company has a 31.1% equity interest (which represents a 36.4% voting interest) in TCG. The Telephony Group would also include such other assets of the TCI Group as the Board may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI may in the future acquire for the Telephony Group, as determined by the Board. It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of the TCI Group in the domestic wireless and wireline communications businesses (the "Telephony Business").

         The TCI Group is intended to reflect the performance of those businesses of the Company not attributed to the Liberty Media Group (which is intended to reflect the performance of TCI's business which produces and distributes cable television programming services) and the Telephony Group. Collectively, the TCI Group, the Liberty Media Group and the Telephony Group are referred to as the "Groups" and individually may be referred to herein as a "Group".

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         As of the date of these financial statements, the only interests of the TCI Group in the Telephony Business that are not attributed to the Telephony Group are the business currently being conducted by a subsidiary of the TCI Group which provides long-distance transport of video, voice, data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States (the "Microwave Business"), and the Company's business, which is in the development stage, of providing wireline residential telephony services via TCI's cable plant to residential and small business customers in certain of the geographic areas served by the Company's cable television systems (the "ResTel Business"). The Company began offering residential telephony service commercially in October 1996 in Hartford, Connecticut. Telephony Group has the right, but not the obligation, to acquire the ResTel Business from the Company in whole or in part (by geographic area), at any time or from time to time, as applicable, provided that Telephony Group is at the time of exercise a subsidiary of the Company and the Company is then conducting such business.

         The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business; the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services (such as Internet services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arm's-length negotiation with a third party. It is currently anticipated that TCI Telephony, if it exercises its right to acquire the ResTel Business, will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

         If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through future operations or sales of assets), in funds borrowed from TCI or through an increase in the Inter-Group Interest (as defined below) of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price paid by TCI Telephony to acquire such business from the TCI Group, and pursuant to its arrangement with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

         TCI Telephony also has the right to acquire TCI's interests in the Microwave Business at a price based on the fair market value of such business (as determined by the Board). Such right may be exercised at any time provided that at the time of exercise TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         The common stockholders' equity value of TCI attributable to the Telephony Group that, at any relevant time, is attributed to the TCI Group, and accordingly, not represented by outstanding Telephony Group Stock is referred to as "Inter-Group Interest". Prior to the issuance of any shares of Telephony Group Stock, the Inter-Group Interest of the TCI Group in the Telephony Group is 100%. As any shares of Telephony Group Stock are issued and distributed or sold, the TCI Group's Inter-Group Interest in the Telephony Group will be reduced accordingly.

         While the Telephony Group Stock constitutes common stock of TCI, the issuance of the Telephony Group Stock will not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt.

         Holders of Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock"), Series A Liberty Media Group and Series B Liberty Media Group common stock ("Liberty Media Group Stock") and Telephony Group Stock (when issued) will be common stockholders of TCI and will be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities.

         Summary of Operations

         Certain corporate general and administrative costs are charged to Telephony Group at rates set at the beginning of the year based on projected utilization for that year. The utilization-based charges are set at levels that management believes to be reasonable and that would approximate the costs Telephony Group would incur for comparable services on a stand alone basis. During 1995 and 1994, Telephony Group was allocated $358,000 and $50,000, respectively, in corporate general and administrative costs by TCI Group.

         Telephony Group records compensation relating to stock appreciation rights and restricted stock awards granted to certain employees involved with Telephony Group matters by TCI. Such compensation is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.

         Other Income and Expenses

         Telephony Group's share of losses of affiliates of $65.3 million for the year ended December 31, 1995 represents an increase of $44.9 million or 220%, when compared to the Telephony Group's share of losses of $20.4 million for the year ended December 31, 1994. The increase is directly attributable to the Telephony Group's share of losses in the PCS Ventures, TCG and other affiliates accounted for under the equity method.

         The share of losses from the Telephony Group's investment in the PCS Ventures was $33.9 million for the year ended December 31, 1995 which represents an increase of $32.9 million, as compared to the share of losses of $1 million for the year ended December 31, 1994. The increase in the share of losses is attributed primarily to general and administrative costs associated with the start-up of operations and Sprint Spectrum's share of losses in American PCS L.P. ("APC"). The PCS Ventures are in the development stage of operations and generated no revenue during 1995.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         The share of losses from the Telephony Group's investment in TCG was $30.0 million for the year ended December 31, 1995 which represents an increase of $10.6 million, as compared to the share of losses of $19.4 million for the year ended December 31, 1994. The increase in the share of losses is largely attributed to costs incurred by TCG in the expansion of their local telecommunications networks, increased depreciation expense and increased interest expense partially offset by an increase in telecommunications services revenue attributed to increased sales of services in existing and new markets and the growth of TCG's customer base.

         Telephony Group's share of losses of affiliates was $20.4 million for the year ended December 31, 1994, which represents an increase of $12.2 million over the corresponding period in 1993. Such increase is principally the result of the Telephony Group's share of losses from TCG.

         Interest income increased to $5.8 million in 1995 from $1.7 million in 1994, representing an increase of $4.1 million or 240%. The increase is largely attributed to an increase in the note receivable from TCG from $61.3 million at December 31, 1994 to $83.4 million at December 31, 1995.

         Net Earnings (Loss)

         Telephony Group's net loss of $39.0 million for the year ended December 31, 1995 represents an increase of $27.2 million, as compared to Telephony Group's net loss of $11.8 million for 1994. Telephony Group's net loss of $11.8 million for 1994 represents an increase of $7.0 million, as compared to Telephony Group's net loss of $4.8 million for 1993. Such increases in the net loss of Telephony Group are primarily the result of the aforementioned increases in share of losses of affiliates.

         Inflation has not had a significant impact on Telephony Group's results of operations during the three-year period ended December 31, 1995.

         Recent Accounting Pronouncements

         Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123") was issued by the Financial Accounting Standards Board in October 1995. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Telephony Group will include the disclosures required by Statement No. 123 in the notes to future financial statements.

         Liquidity and Capital Resources

         Following approval by shareholders of the Telephony Stock Proposal, subject to prevailing market and other conditions, the Company currently proposes to offer shares of Series A Telephony Group Stock for cash in an initial public offering, in which event the proceeds of such offering would be allocated to the Telephony Group to be used to fund a portion of its anticipated capital requirements and for general corporate purposes. The timing and the size of any such public offering and the price at which such shares would be sold will be determined by the Board, without further approval of stockholders, prior to such offering based upon the prevailing market and other conditions.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense among the TCI Group, the Liberty Media Group and the Telephony Group for the purpose of preparing the combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group, the change in the capital structure of the Company contemplated by the Telephony Group Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of TCI Group Stock, Liberty Media Group Stock and Telephony Group Stock will be common stockholders of the Company and will be subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities.

         Financial effects arising from one Group that affect the Company's consolidated results of operations or financial condition could affect the combined results of operations or financial condition of the other Groups and the market price of the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. In addition, any net losses of any Group, dividends or distributions on, or repurchases of, the TCI Group Stock, the Liberty Media Group Stock or the Telephony Group Stock, and dividends on, or certain repurchases of, preferred stock, will reduce funds of the Company legally available for the payment of dividends on the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. The combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group should be read in conjunction with the consolidated financial statements of the Company.

         Dividends on the Telephony Group Stock will be payable at the sole discretion of the Board out of the lesser of assets of TCI legally available for dividends and the available dividend amount with respect to Telephony Group, as defined. Determinations to pay dividends on Telephony Group Stock will be based primarily upon the financial condition, results of operations and business requirements of Telephony Group and TCI as a whole.

         TCI manages certain treasury activities for Telephony Group on a centralized basis. Cash disbursements of Telephony Group are funded by TCI on a daily basis. Prior to the implementation of the Telephony Group Stock Proposal the net amounts of such cash activities are included in combined equity in the accompanying combined financial statements. Subsequent to the implementation of the Telephony Group Stock Proposal, such cash activities will be included in borrowings from or loans to TCI Group or, if determined by the Board, as an equity contribution to the Telephony Group.

         If the Telephony Group Stock Proposal is approved by stockholders, all debt incurred or preferred stock issued by the Company and its subsidiaries following the issuance and sale of Telephony Group Stock would (unless the Board otherwise provides) be specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statement of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities included in the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds between the Groups will be reflected as borrowings or, if determined by the Board, in the case of a transfer from the TCI Group to either the Liberty Media Group or the Telephony Group, reflected as the creation of, or increase in, the TCI Group's Inter-Group Interest in such Group or, in the case of a transfer from either the Liberty Media Group or the Telephony Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in such Group. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as an increase or reduction in an Inter-Group Interest. The Board expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Generally, it is expected that entities included in the Liberty Media Group will seek their own long-term debt financing, whereas the Telephony Group is expected to require additional advances from the TCI Group for some period of time. To satisfy this need, TCI has agreed to provide a revolving credit facility (the "Revolving Credit Facility") to the Telephony Group for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as described below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis
(i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above. The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion, if any, of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

         Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board. The Board expects to make such determinations, either in specific instances or by setting generally applicable polices from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans and investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         The combined balance sheets of a Group would reflect its net loans to or borrowings from the other Groups. Similarly, the respective combined statements of operations of the Groups would reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective combined statements of cash flows of the Groups would reflect changes in the amounts of loans or borrowings deemed outstanding. In the historical financial statements, net borrowings of the Telephony Group have been included as a component of the Telephony Group's combined equity. Subsequent to the date of such financial statements, a portion of such net borrowings was converted into a $500 million investment in Telephony preferred stock as described below. The balance of such net borrowings up to November 30, 1996 will continue to be reflected as a component of the Telephony Group's combined equity. Amounts borrowed by the Telephony Group from another Group on or subsequent to December 1, 1996, will be reflected on the Telephony Group's financial statements as indebtedness to the applicable lender.

         On December 1, 1996, the TCI Group converted $500 million of its interest in the Telephony Group into a 6% cumulative compounding redeemable preferred stock due from the Telephony Group. Such preferred stock is due December 1, 2011.

         In connection with its determination to recommend the Telephony Stock Proposal to the Company's shareholders, the Board determined to convert a portion of the amount invested by the Company in the investments attributed to the Telephony Group into the aforementioned $500 million preferred stock and a contractual right to use up to $500 million of tax benefits generated by Telephony Group (principally arising from its partnership interest in the PCS Ventures) without charge to the TCI Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by Telephony Group.

         Although any increase in the TCI Group's Inter-Group Interest in the Telephony Group resulting from an equity contribution by the TCI Group to the Telephony Group or any decrease in such Inter-Group Interest resulting from a transfer of funds from the Telephony Group to the TCI Group would be determined by reference to the market value of the Series A Telephony Group Stock as of the date of such transfer, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued.
                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         For all periods prior to the distribution of the Liberty Media Group Stock on August 10, 1995 (the "Distribution"), all financial impacts of equity offerings are and will be attributed entirely to the TCI Group. After the Distribution, all financial impacts of issuances of additional shares of TCI Group Stock are and will be attributed entirely to the TCI Group, all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the Liberty Media Group are and will be to such extent reflected in the combined financial statements of the Liberty Media Group, and all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in any Inter-Group Interest in the Liberty Media Group are and will be to such extend reflected in the combined financial statements of the TCI Group. All financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and all financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in the TCI Group's Inter-Group Interest in the Telephony Group will be to such extent reflected in the combined financial statements of the TCI Group. Financial impacts of dividends or other distributions on, and purchases of, TCI Group Stock will be attributed entirely to the TCI Group, and financial impacts of dividends or other distributions on Telephony Group Stock will be attributed entirely to the Telephony Group, except that dividends or other distributions on the Telephony Group Stock will (if at the time there is an Inter-Group Interest in the Telephony Group) result in the TCI Group being credited, and the Telephony Group being charged (in addition to the charge for the dividend or other distribution paid), with an amount equal to the product of the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Stock and a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction (both as defined). Financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the TCI Group will be to such extend reflected in the combined financial statements of the TCI Group and will result in an increase in the TCI Group's Inter-Group Interest in the Telephony Group.

         During 1994, Telephony Group, Comcast, Cox (together with the Company and Comcast, the "Cable Partners") and Sprint formed the predecessor to Sprint Spectrum ("WirelessCo") to engage in the business of providing wireless communications services on a nationwide basis. Through WirelessCo, in which Telephony Group owns an indirect 30% interest, the partners participated in auctions ("PCS Auctions") of broadband PCS licenses conducted by the Federal Communications Commission ("FCC"). In the first round auction, which concluded during the first quarter of 1995, WirelessCo was the winning bidder for PCS licenses for 29 markets, including New York, San Francisco-Oakland-San Jose, Detroit, Dallas-Fort Worth, Boston-Providence, Minneapolis-St. Paul and Miami-Fort Lauderdale. The aggregate license cost for these licenses was approximately $2.1 billion.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         WirelessCo also invested in APC, which holds a PCS license granted under the FCC's pioneer preference program for the Washington-Baltimore market. WirelessCo acquired its 49% limited partnership interest in APC for $23 million and agreed to make capital contributions to APC equal to 49/51 of the cost of APC's PCS license. Additional capital contributions may be required in the event APC is unable to finance the full cost of its PCS license. WirelessCo may also be required to finance the build-out expenditures for APC's PCS system. Cox, which holds a pioneer preference PCS license for the Los Angeles-San Diego market, and the Company, Comcast and Sprint have also agreed on the general terms and conditions upon which Cox (with a 51% interest) and WirelessCo (with a 49% interest) would form a partnership to hold and develop a PCS system using the Los Angeles-San Diego license. APC and the Cox partnership would affiliate their PCS systems with WirelessCo and be part of WirelessCo's nationwide integrated network, offering wireless communications services under the "Sprint" brand.

         During 1994, subsidiaries of Cox, Sprint and Telephony Group also formed PhillieCo, in which the Telephony Group owns a 35.3% interest. PhillieCo was the winning bidder in the first round auction for a PCS license for the Philadelphia market at a license cost of $85 million. To the extent permitted by law, the PCS system to be constructed by PhillieCo would also be affiliated with WirelessCo's nationwide network.

         WirelessCo may bid in subsequent rounds of the PCS Auctions and may invest in, affiliate with or acquire licenses from other successful bidders. The capital that WirelessCo will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial.

         In March of 1995, the Cable Partners and Sprint (collectively, the "Partners") formed two new partnerships, of which the principal partnership is currently known as Sprint Spectrum Holding Company, L.P., to which they contributed their respective interests in WirelessCo and through which they formed another partnership, NewTelco, L.P. ("NewTelco") to engage in the business of providing local wireline communications services to residences and businesses on a nationwide basis. The Cable Partners agreed to contribute their interests in TCG to NewTelco. TCG is one of the largest competitive access providers in the United States in terms of route miles.

         Effective January 31, 1996, the Partners amended the Sprint Spectrum partnership agreement (the "Partnership Agreement") and certain other agreements related thereto. Under the Partnership Agreement, the business of Sprint Spectrum and its subsidiaries will be the provision of certain wireless and other services described in the Partnership Agreement. The partners intend for Sprint Spectrum and its subsidiary partnerships to be the exclusive vehicles through which they engage in the wireless telephony service businesses, subject to certain exceptions. Sprint Spectrum will no longer be authorized to engage in the businesses of providing local wireline communications services to residences and businesses. In connection with the amendment of the Partnership Agreement, the Partners, also agreed to the termination of the agreement to contribute the Cable Partners' interests in TCG to NewTelco.

         Execution of the foregoing agreements was a condition to the effectiveness of a previously approved business plan for the build out of Sprint Spectrum's nationwide network for wireless personal communications services. Pursuant to the business plan, the Partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         If TCI Telephony fails to make any portion of its required additional capital contributions to Sprint Spectrum and did not cure such failure within the time periods specified in the Partnership Agreement, such failure would constitute an Adverse Act and TCI Telephony would become and Adverse Partner (each such term as defined in the Partnership Agreement). If TCI Telephony were to become an Adverse Partner, it would lose its right to appoint a representative to the Partnership Board and the Partnership Board, by action of the representatives of the other Partners that are not Adverse Partners, would be entitled to elect (i) to commence procedures to allow such other Partners to purchase TCI Telephony's interest in Sprint Spectrum at a discount (which purchase price in the case of a failure to make a required capital contribution would be the lesser of 90% of the net equity of TCI Telephony's interest in Sprint Spectrum and 80% of TCI Telephony's prior capital contribution (less any distributions paid to TCI Telephony)) and/or (ii) to cause Sprint Spectrum to seek to obtain specific performance of TCI Telephony's obligations or to sue for money damages. TCI Telephony could also become an Adverse Partner through, among other things, the disposition of its interest in Sprint Spectrum other than in accordance with the Partnership Agreement or a material breach of a material covenant in the Partnership Agreement.

         The failure by TCI Telephony to make its pro rata portion of any additional capital contributions validly requested to be made to Sprint Spectrum (whether or not required under the applicable provisions of the Partnership Agreement) would result in a decrease in TCI Telephony's current 30% percentage interest in Sprint Spectrum. Such dilution would be calculated on the basis of the relative amount of capital contributions made by the Partners until an aggregate of $5.0 billion had been contributed; thereafter, the dilution formula would take into account the fair market value of each Partner's interest in Sprint Spectrum. In the event TCI Telephony's percentage interest were to decrease below the 8% minimum ownership requirement set forth in the Partnership Agreement, TCI Telephony's interest in Sprint Spectrum would convert into that of an "Exclusive Limited Partner" and TCI Telephony would lose the right to designate a representative to the Partnership Board.

         As a partner in certain partnerships, from time to time, the Telephony Group is obligated to make cash payments, either in the form of equity or loans, the most significant of which is the funding of Sprint Spectrum. As previously described, the Partners are obligated to make cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996.

         The Telephony Group's commitment to fund partnerships (including the aforementioned funding obligation to Sprint Spectrum) are estimated as follows (amounts in thousands):

                 1996                                   $   219,000
                 1997                                       370,000
                 1998                                        70,000
                                                        -----------
                                                        $   659,000
                                                        ===========

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

         TCG has substantial business relationships with a few large customers, including the major long distance carriers. During 1995, TCG's top 10 customers accounted for approximately 57% of TCG's total revenues on a pro forma basis after giving effect to a reorganization described more fully in note 5 to the combined financial statements of Telephony Group. AT&T Corp. and Sprint each accounted for more than 10% of such revenues, although no customer accounted for 15% or more of such revenue. A significant reduction in the level of services TCG performs for any of these customers could have a material adverse effect on Teleport's results of operations or financial condition.
Most of TCG's customer arrangements are subject to termination on short notice and do not provide TCG with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such arrangements will be continued at the same service quantity levels. TCG believes that certain of the major long distance carriers are pursuing alternative to their current practices with regard to obtaining local telecommunications services, including construction of their own facilities.

         TCI Telephony's ability to obtain sufficient equity or debt financing in order for the Telephony Group to make its expected additional capital contributions to the PCS Ventures and other entities in which it has investments will be limited because TCI Telephony does not conduct any operations directly and does not have any current source of revenues or cash flow for debt service. TCI could raise capital for the Telephony Group by, among other things, engaging in public offerings or private placements of Series A Telephony Group Stock or through issuance of debt securities or preferred equity securities attributed to the Telephony Group. The Telephony Group anticipates that for the foreseeable future it will continue to be dependent upon funding from the TCI Group and, to the extent available, from external sources. If the available borrowings under the Revolving Credit Facility that TCI has provided to TCI Telephony is not sufficient to fund the Telephony Group's capital requirements, no assurance can be given that TCI Telephony will be able to obtain any required additional financing on terms acceptable to it, or at all.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Tele-Communications, Inc.:


We have audited and reported separately herein on the consolidated financial statements of Tele-Communications, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995.

We have also audited the accompanying combined balance sheets of Telephony Group (a combination of certain assets of Tele-Communications, Inc., as defined in note 1) as of December 31, 1995 and 1994, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The combined financial statements of Telephony Group are presented for purposes of additional analysis of the consolidated financial statements of Tele-Communications, Inc. and subsidiaries. As more fully described in note 1, the combined financial statements of Telephony Group are intended to reflect the performance of the assets of Tele- Communications, Inc. consisting of certain entities engaged in the domestic wireline and wireless telephony distribution and communications businesses. The combined financial statements of Telephony Group should be read in conjunction with the consolidated financial statements of Tele-Communications, Inc. and subsidiaries.

In our opinion, the combined financial statements referred to in the second paragraph above present fairly, in all material respects, the financial position of Telephony Group as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                           KPMG Peat Marwick LLP

Denver, Colorado
March 18, 1996

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                            Combined Balance Sheets

                          December 31, 1995 and 1994

                                                                                1995                  1994
                                                                         ---------------       --------------
Assets                                                                           amounts in thousands
------
Investments in Sprint Spectrum Holding Company, L.P. and MinorCo,
   L.P. (and their respective predecessor) and PhillieCo
   (collectively, the "PCS Ventures"), accounted for under the equity method (note 4)
                                                                         $       689,062               37,930
Investments in Teleport Communications Group, Inc., TCG Partners and
   certain local market partnerships (collectively, "TCG" or
   "Teleport"), accounted for under the equity method, and related receivables (note 5)
                                                                                 244,012              197,424
Other investments in affiliates, accounted for under the equity method, and related receivables (note 6)
                                                                                   5,722                1,368
Deferred tax asset (note 7)                                                        4,857                3,612
                                                                         ---------------       --------------
                                                                         $       943,653              240,334
                                                                         ===============       ==============
Combined Equity
---------------

Combined equity (note 8)                                                 $       943,653              240,334
                                                                         ===============       ==============

Commitments and contingencies (notes 4 and 9)


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                       Combined Statements of Operations

                 Years ended December 31, 1995, 1994 and 1993

                                                                    1995             1994             1993
                                                                 ------------     ------------    ------------
                                                                              amounts in thousands
Operating costs and expenses:
   Charges from TCI Group (note 8)                               $        358               50              --
   Compensation relating to stock appreciation rights (note 8)            119               --              --
                                                                 ------------     ------------    ------------
                                                                          477               50              --
                                                                 ------------     ------------    ------------
         Operating loss                                                  (477)             (50)             --

Other income (expense):
   Share of losses of the PCS Ventures (note 4)                       (33,890)            (992)             --
   Share of losses of TCG (note 5)                                    (29,975)         (19,366)         (8,182)
   Share of losses of other equity affiliates (note 6)                 (1,468)              --              --
   Interest income from affiliates (note 5)                             5,854            1,718             531
                                                                 ------------     ------------    ------------
                                                                      (59,479)         (18,640)         (7,651)
                                                                 ------------     ------------    ------------
         Loss before income taxes                                     (59,956)         (18,690)         (7,651)

Income tax benefit (note 7)                                            21,002            6,919           2,883
                                                                 ------------     ------------    ------------
         Net loss                                                $    (38,954)         (11,771)         (4,768)
                                                                 ============     ============    ============


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                         Combined Statements of Equity

                 Years ended December 31, 1995, 1994 and 1993




                                                                                            Combined
                                                                                             equity
                                                                                         -------------
                                                                                       amounts in thousands
Balance at January 1, 1993                                                               $     103,873
   Net loss                                                                                     (4,768)
   Intergroup tax allocation                                                                      (676)
   Net cash transfers from TCI Group                                                            19,222
                                                                                         -------------

Balance at December 31, 1993                                                                   117,651
   Net loss                                                                                    (11,771)
   Cost allocations from TCI Group                                                                  50
   Intergroup tax allocation                                                                    (2,657)
   Transfers of assets from TCI Group, net of deferred taxes                                     7,584
   Net cash transfers from TCI Group                                                           129,477
                                                                                         -------------

Balance at December 31, 1994                                                                   240,334
   Net loss                                                                                    (38,954)
   Cost allocations from TCI Group                                                                 358
   Allocation to Telephony Group of compensation relating to stock appreciation
     rights                                                                                        119
   Intergroup tax allocation                                                                   (17,513)
   Transfers of assets from TCI Group, net of deferred taxes                                    15,926
   Net cash transfers from TCI Group                                                           743,383
                                                                                         -------------

Balance at December 31, 1995                                                             $     943,653
                                                                                         =============


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                       Combined Statements of Cash Flows

                 Years ended December 31, 1995, 1994 and 1993

                                                                       1995           1994           1993
                                                                   ------------    ----------     -----------
                                                                                 amounts in thousands
                                                                                     (see note 3)
Cash flows from operating activities:
   Net loss                                                        $    (38,954)      (11,771)         (4,768)
   Adjustments to reconcile net loss to net cash provided by
      operating activities:
         Compensation relating to stock appreciation rights
                                                                            119            --              --
         Share of losses of affiliates                                   65,333        20,358           8,182
         Intergroup tax allocation                                      (17,513)       (2,657)           (676)
         Deferred income tax benefit                                     (3,489)       (4,262)         (2,207)
                                                                   ------------    ----------     -----------
                Net cash provided by operating activities                 5,496         1,668             531
                                                                   ------------    ----------     -----------
Cash flows from investing activities:
   Additional investments in and loans to affiliates                   (750,861)     (132,835)        (60,173)
   Repayments of receivables from affiliates                              1,624         1,640          40,420
                                                                   ------------    ----------     -----------

                 Net cash used by investing activities                 (749,237)     (131,195)        (19,753)
                                                                   ------------    ----------     -----------

Cash flows from financing activities -
   Cash transfers to Telephony Group                                    743,741       129,527          19,222
                                                                   ------------    ----------     -----------

                Net change in cash                                           --            --              --

                   Cash at beginning of year                                 --            --              --
                                                                   ------------    ----------     -----------

                   Cash at end of year                             $         --            --              --
                                                                   ============    ==========     ===========


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

                        December 31, 1995, 1994 and 1993


(1)      Basis of Presentation

         On December 4, 1996 the Board of Directors of Tele-Communications, Inc. (the "Board") authorized, subject to shareholder approval (the "Telephony Stock Proposal"), the issuance of a new class of stock ("Telephony Group Stock") which is intended to reflect the separate performance of the Telephony Group. The Telephony Group would initially consist of TCI Group's interest in TCI Telephony Services, Inc., an indirect wholly owned subsidiary of Tele-Communications, Inc. ("TCI" or the "Company"), its subsidiaries, their respective assets, and all assets and liabilities of the TCI Group (as defined below) to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and liabilities of TCI Telephony Services, Inc. (together with its consolidated subsidiaries (unless the context indicates otherwise), "TCI Telephony"). The principal assets of TCI Telephony are its non-consolidating investments in a series of partnerships, the PCS Ventures, formed to engage in the business of providing wireless communications services, using the radio spectrum for broadband personal communications services ("PCS"), to residential and business customers nationwide under the "Sprint" brand, and its investment in TCG. The PCS Ventures include Sprint Spectrum Holding Company, L.P. and MinorCo, L.P. (collectively, "Sprint Spectrum"), the partners of each of which are subsidiaries of Sprint Corporation ("Sprint"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and TCI, and PhillieCo, L.P. ("PhillieCo"), the partners of which are subsidiaries of Sprint, Cox and TCI. TCI, through subsidiaries, has a 30% interest as a partner in Sprint Spectrum and a 35.3% interest as a partner in PhillieCo.
         TCG is a competitive local exchange carrier that offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. The Company has a 31.1% equity interest (which represents a 36.4% voting interest) in TCG. The Telephony Group would also include such other assets of the TCI Group as the Board may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI may in the future acquire for the Telephony Group, as determined by the Board. It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of the TCI Group in the domestic wireless and wireline communications businesses (the "Telephony Business").

         The TCI Group is intended to reflect the performance of those businesses of the Company not attributed to the Liberty Media Group (which is intended to reflect the performance of TCI's business which produces and distributes cable television programming services) and the Telephony Group. Collectively, the TCI Group, the Liberty Media Group and the Telephony Group are referred to as the "Groups" and individually may be referred to herein as a "Group."

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         As of the date of these financial statements, the only interests of the TCI Group in the Telephony Business that are not attributed to the Telephony Group are the business currently being conducted by a subsidiary of the TCI Group which provides long-distance transport of video, voice, data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States (the "Microwave Business"), and the Company's business, which is in the development stage, of providing wireline residential telephony services via TCI's cable plant to residential and small business customers in certain of the geographic areas served by the Company's cable television systems (the "ResTel Business"). The Company began offering residential telephony service commercially in October 1996 in Hartford, Connecticut. Telephony Group has the right, but not the obligation, to acquire the ResTel Business from the Company in whole or in part (by geographic area) at any time or from time to time, as applicable, provided that Telephony Group is at the time a subsidiary of the Company and the Company is then conducting such business.

         The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business; the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services (such as Internet services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arms'-length negotiation with a third party. It is currently anticipated that TCI Telephony, if it exercises its right to acquire the ResTel Business, will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

         If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through future operations or sales of assets), in funds borrowed from TCI or through an increase in the Inter-Group Interest (as defined below) of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price paid by TCI Telephony to acquire such business from the TCI Group, and pursuant to its arrangement with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         TCI Telephony also has the right to acquire TCI's interests in the Microwave Business at a price based on the fair market value of such business (as determined by the Board). Such right may be exercised at any time provided that at the time of exercise TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business.

         The common stockholders' equity value of TCI attributable to the Telephony Group that, at any relevant time, is attributed to the TCI Group, and accordingly, not represented by outstanding Telephony Group Stock is referred to as "Inter-Group Interest". Prior to the issuance of any shares of Telephony Group Stock, the Inter-Group Interest of the TCI Group in the Telephony Group is 100%. As any shares of Telephony Group Stock are issued and distributed or sold, the TCI Group's Inter-Group Interest in the Telephony Group will be reduced accordingly.

         While the Telephony Group Stock constitutes common stock of TCI, issuance of the Telephony Group Stock will not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt.

         Holders of Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock"), Series A Liberty Media Group and Series B Liberty Media Group common stock ("Liberty Media Group Stock") and Telephony Group Stock (when issued) will be common stockholders of TCI and will be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities.

         Following approval by shareholders of the Telephony Stock Proposal, subject to prevailing market and other conditions, the Company currently proposes to offer shares of Series A Telephony Group Stock for cash in an initial public offering, in which event the proceeds of such offering would be allocated to the Telephony Group to be used to fund a portion of its anticipated capital requirements and for general corporate purposes. The timing and the size of any such public offering and the price at which such shares would be sold will be determined by the Board, without further approval of stockholders, prior to such offering based upon the prevailing market and other conditions.

         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense among the TCI Group, the Liberty Media Group and the Telephony Group for the purpose of preparing the combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group, the change in the capital structure of the Company contemplated by the Telephony Group Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of TCI Group Stock, Liberty Media Group Stock and Telephony Group Stock will be common stockholders of the Company and will be subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Financial effects arising from one Group that affect the Company's consolidated results of operations or financial condition could affect the combined results of operations or financial condition of the other Groups and the market price of the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. In addition, any net losses of any Group, dividends or distributions on, or repurchases of, the TCI Group Stock, the Liberty Media Group Stock or the Telephony Group Stock, and dividends on, or certain repurchases of, preferred stock, will reduce funds of the Company legally available for the payment of dividends on the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. The combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group should be read in conjunction with the consolidated financial statements of the Company.

         Dividends on the Telephony Group Stock will be payable at the sole discretion of the Board out of the lesser of assets of TCI legally available for dividends and the available dividend amount with respect to Telephony Group, as defined. Determinations to pay dividends on Telephony Group Stock are based primarily upon the financial condition, results of operations and business requirements of Telephony Group and TCI as a whole.

(2)      Summary of Significant Accounting Policies

         Investments

         Investments in affiliates in which Telephony Group's voting interest is 20% to 50%, the equity method of accounting is generally used. Under this method, the investment, originally recorded at cost, is adjusted to recognize Telephony Group's share of the net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of Telephony Group's investment in, advances to and commitments for the investee. Telephony Group's share of net earnings or losses of affiliates includes the amortization of the difference between Telephony Group's investment and its share of the net assets of the investee. Recognition of gains on sales of properties to affiliates accounted for under the equity method is deferred in proportion to Telephony Group's ownership interest in such affiliates.

         Changes in Telephony Group's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such subsidiary or equity investee, generally are recognized as gains or losses in Telephony Group's combined statements of operations.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Stock Based Compensation

         Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123") was issued by the Financial Accounting Standards Board in October 1995. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Telephony Group will include the disclosures required by Statement No. 123 in the notes to future financial statements.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)      Supplemental Disclosures to Combined Statements of Cash Flows

         There was no cash paid for interest for the years ended December 31, 1995, 1994 and 1993, respectively. Cash paid for income taxes was not material in any of the years presented.

         Noncash transfers of assets to the Telephony Group aggregated $18,170,000 and $10,668,000, with associated deferred income taxes of $2,244,000 and $3,084,000 for the years ended December 31, 1995 and 1994, respectively.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

(4)      Investments in the PCS Ventures

         Summarized unaudited results of operations for the PCS Ventures, accounted for under the equity method, are as follows:

                                                                                  December 31,
                                                                     -----------------------------------
               Combined Financial Position                                 1995                1994
               ---------------------------                           ----------------    ---------------
                                                                             amounts in thousands
                  Cash                                               $          1,149              5,024
                  Investments and related receivables                       2,296,130            123,794
                  Other assets, net                                            31,972                423
                                                                     ----------------    ---------------

                    Total assets                                     $      2,329,251            129,241
                                                                     ================    ===============

                  Other liabilities                                  $         53,436              3,755
                  Owners' equity                                            2,275,815            125,486
                                                                     ----------------    ---------------

                    Total liabilities and equity                     $      2,329,251            129,241
                                                                     ================    ===============

                                                                         Years ended December 31,
               Combined Operations                               1995           1994             1993
               -------------------                           -----------     -----------     ------------
                                                                           amounts in thousands
                  Operating expenses                         $   (66,720)         (3,295)              --
                  Depreciation and amortization                     (211)            (38)              --
                                                             -----------     -----------     ------------

                    Operating loss                               (66,931)         (3,333)              --

                  Other, net                                     (45,749)             24               --
                                                             -----------     -----------     ------------

                    Net loss                                 $  (112,680)         (3,309)              --
                                                             ===========     ===========     ============

         During 1994, Telephony Group, Comcast, Cox (together with the Company and Comcast, the "Cable Partners") and Sprint formed a predecessor partnership to Sprint Spectrum ("WirelessCo") to engage in the business of providing wireless communications services on a nationwide basis. Through WirelessCo, in which Telephony Group owns an indirect 30% interest, the partners participated in auctions ("PCS Auctions") of broadband PCS licenses conducted by the Federal Communications Commission ("FCC"). In the first round auction, which concluded during the first quarter of 1995, WirelessCo was the winning bidder for PCS licenses for 29 markets, including New York, San Francisco-Oakland-San Jose, Detroit, Dallas-Fort Worth, Boston-Providence, Minneapolis-St. Paul and Miami-Fort Lauderdale.
         The aggregate license cost for these licenses was approximately $2.1 billion.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         WirelessCo also invested in American PSC, L.P. ("APC"), which holds a PCS license granted under the FCC's pioneer preference program for the Washington-Baltimore market. WirelessCo acquired its 49% limited partnership interest in APC for $23 million and agreed to make capital contributions to APC equal to 49/51 of the cost of APC's PCS license. Additional capital contributions may be required in the event APC is unable to finance the full cost of its PCS license. WirelessCo may also be required to finance the build-out expenditures for APC's PCS system. Cox, which holds a pioneer preference PCS license for the Los Angeles-San Diego market, and the Company, Comcast and Sprint have also agreed on the general terms and conditions upon which Cox (with a 51% interest) and WirelessCo (with a 49% interest) (the "Cox Partnership") would form a partnership to hold and develop a PCS system using the Los Angeles-San Diego license. APC and the Cox partnership would affiliate their PCS systems with WirelessCo and be part of WirelessCo's nationwide integrated network, offering wireless communications services under the "Sprint" brand

         During 1994, subsidiaries of Cox, Sprint and Telephony Group also formed PhillieCo, in which Telephony Group owns a 35.3% interest. PhillieCo was the winning bidder in the first round auction for a PCS license for the Philadelphia market at a license cost of $85 million. To the extent permitted by law, the PCS system to be constructed by PhillieCo would also be affiliated with WirelessCo's nationwide network.

         WirelessCo may bid in subsequent rounds of the PCS Auctions and may invest in, affiliate with or acquire licenses from other successful bidders. The capital that WirelessCo will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial.

         In March of 1995, the Cable Partners and Sprint (collectively, the "Partners") formed two new partnerships, of which the principal partnership is currently known as Sprint Spectrum Holding Company, L.P., to which they contributed their respective interests in WirelessCo and through which they formed another partnership, NewTelco, L.P. ("New Telco") to engage in the business of providing local wireline communications services to residences and businesses on a nationwide basis. The Cable Partners agreed to contribute their interests in TCG to NewTelco. TCG is one of the largest competitive access providers in the United States in terms of route miles.

         Effective January 31, 1996, the Partners amended the Sprint Spectrum partnership agreement (the "Partnership Agreement") and certain other agreements related thereto. Under the Partnership Agreement, the business of Sprint Spectrum and its subsidiaries will be the provision of certain wireless and other services described in the Partnership Agreement. The Partners intend for Sprint Spectrum and its subsidiary partnerships to be the exclusive vehicles through which they engage in the wireless telephony service businesses, subject to certain exceptions. Sprint Spectrum will no longer be authorized to engage in the business of providing local wireline communications services to residences and businesses. In connection with the amendment of the Partnership Agreement, the Partners, also agreed to the termination of the agreement to contribute the Cable Partners' interests in TCG to NewTelco.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Execution of the foregoing agreements was a condition to the effectiveness of a previously approved business plan for the build out of Sprint Spectrum's nationwide network for wireless personal communications services. Pursuant to the business plan, the Partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

(5)      Investment in TCG

         TCG is a competitive local exchange carrier which provides integrated local telecommunications services in major metropolitan markets nationwide. TCG's customers are principally telecommunications intensive businesses, long distance carriers and resellers of wireless communications companies.

         During 1992, the Telephony Group acquired a 30% ownership interest in Teleport Communications Group, Inc., ("TCGI"). Subsequent to the acquisition, the Telephony Group advanced funds to TCGI in the form of notes receivable. Such notes receivable bore interest at a variable rate (which approximated 7% at December 31, 1995) and amounted to (including accrued interest) $87,511,000 and $61,372,000 at December 31, 1995 and 1994, respectively. In conjunction with the Reorganization (as defined below), $57.8 million of such receivables were converted to equity of TCGI. The remaining note receivable of $26 million was exchanged for a new note which bears interest at 7.5% and is due in 2001.

         Also during 1992, TCGI, with Cox, Comcast and Continental Cablevision ("Continental"), (collectively the "Cable Stockholders"), formed TCG Partners to invest, with TCGI, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnership") to develop and operate local telecommunications networks.

         The Telephony Group's investment in TCG is accounted for under the equity method of accounting.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Summarized unaudited combined results of operations for TCG, accounted for under the equity method, are as follows:

                                                                                December 31,
               Combined Financial Position                                 1995              1994
               ---------------------------                           ----------------    ---------------
                                                                            amounts in thousands
                  Cash                                               $         32,835             48,987
                  Investments and related receivables                          99,299             53,958
                  Other assets, net                                           931,297            707,936
                                                                     ----------------    ---------------

                  Total assets                                       $      1,063,431            810,881
                                                                     ================    ===============

                  Debt                                               $        356,500            197,500
                  Other liabilities                                           236,421            205,267
                  Minority interest                                             4,409              2,903
                  Owners' equity                                              466,101            405,211
                                                                     ----------------    ---------------

                  Total liabilities and equity                       $      1,063,431            810,881
                                                                     ================    ===============

                                                                           Years ended December 31,
               Combined Operations                                   1995            1994             1993
               -------------------                                ----------      ----------       ----------
                                                                               amounts in thousands

                  Revenue                                         $  216,445         144,426           84,872
                  Operating expenses                                (215,861)       (160,233)         (90,637)
                  Depreciation and amortization                      (61,482)        (30,149)         (16,382)
                                                                  ----------      ----------       ----------

                        Operating loss                               (60,898)        (45,956)         (22,147)

                  Interest expense                                   (28,953)         (9,862)          (1,601)
                  Other, net                                         (12,819)         (7,182)           3,971
                                                                  ----------      ----------       ----------

                        Net loss                                  $ (102,670)        (63,000)         (19,777)
                                                                  ==========      ==========       ==========

         In June 1996, TCGI and the Cable Stockholders agreed to simplify the TCG capital structure by consolidating the ownership of TCG Partners and the Local Market Partnerships as wholly owned subsidiaries of TCGI. As part of this process, certain of the other cable operators agreed to exchange their interests in the Local Market Partnerships with TCGI directly or through a Cable Stockholder for TCGI common stock.

         TCGI and the Cable Stockholders entered into a reorganization agreement pursuant to which TCGI, TCG Partners and the Local Market Partnerships were reorganized (the "Reorganization"). The principal transactions comprising the Reorganization include:

                 The acquisition by TCGI of TCG Partners in exchange for TCGI Class B Common Stock issued to the Cable Stockholders.

                 The acquisition by TCGI of all interests in 12 of the 14 Local Market Partnerships in exchange for TCGI Class B Common Stock issued to the Cable Stockholders and Class A Common Stock issued to other cable operators.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

                 The contribution to TCGI of $269 million in aggregate principal amount of indebtedness, plus accrued interest from May 1995, owed by TCGI to the Cable Stockholders (except that the Telephony Group retained a $26 million subordinated note due from TCGI) in exchange for Class B Common Stock issued to the Cable Stockholders.

         Also in July, 1996, TCGI issued approximately 27 million shares representing approximately 15.4% of Class A Common Stock and $300 million of Senior Notes and $1,073 million of Senior Discount Notes as part of an initial public offering (the "Offering").

         In consideration of the transfer by each of the Cable Stockholders of its respective interests in TCG Partners and the Local Market Partnerships and the contribution to TCGI of the indebtedness described above, the Company issued immediately prior to the Offerings approximately 69 million additional shares of Class B Common Stock to the Cable Stockholders.

         In connection with Continental's announced merger with U S WEST, Inc., TCGI purchased approximately 8 million shares (out of approximately
         25.8 million shares) of Class B Common Stock owned by Continental for $121 million. On November 5, 1996, the U.S. Department of Justice announced a settlement with U S WEST, Inc., and Continental pursuant to which Continental will be required to reduce its ownership percentage in TCGI to below 10% by June 30, 1997 and to eliminate such ownership entirely by December 31, 1998.

         Pursuant to the Reorganization, TCG Partners and 12 of the 14 Local Market Partnerships have become wholly owned subsidiaries of TCGI. Subsequent to the Reorganization, the remaining minority interests related to another cable operator's interests in TCG San Francisco and TCG Seattle were acquired by the Company. Subsequent to this acquisition, the ownership interest in these entities were acquired by the Telephony Group. The issuance of shares received by the Telephony Group in the Offering assumes that subsequent to the Offerings, the Telephony Group will contribute its current and acquired partnership interests in TCG San Francisco and TCG Seattle to TCG. The transfer of such interests are expected to occur in the fourth quarter of 1996.

         Additionally, the Telephony Group will be issued 638,862 shares of TCGI Class A Common Stock in consideration for the transfer to TCGI of the partnership interest which the Telephony Group acquired from MicroNet, Inc. in TCG San Francisco. The Telephony Group also has acquired a 4.2% interest in TCG San Francisco from InterMedia Partners. The Telephony Group will be issued 372,666 shares of Class A Common Stock for the transfer to TCGI of such acquired partnership interest. These transfers are also expected to occur in the fourth quarter of 1996.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

(6)      Investment in Other Affiliates

         Summarized unaudited results of operations for other affiliates accounted for under the equity method are as follows:

                                                                             December 31,
                                                                      ------------------------
                  Combined Financial Position                            1995           1994
                  ---------------------------                         ----------     ----------
                                                                         amounts in thousands
                     Cash                                             $      177            417
                     Other assets, net                                    14,735          3,126
                                                                      ----------     ----------

                       Total assets                                   $   14,912          3,543
                                                                      ==========     ==========

                     Other liabilities                                $    9,856            121
                     Owners' equity                                        5,056          3,422
                                                                      ----------     ----------

                       Total liabilities and equity                   $   14,912          3,543
                                                                      ==========     ==========

                                                                       Years ended December 31,
                                                                -------------------------------------
                  Combined Operations                              1995           1994        1993
                  -------------------                           ----------     ---------   ----------

                     Revenue                                    $    3,204           12            --
                     Operating expenses                             (4,578)          (5)           --
                     Depreciation and amortization                  (1,599)         (12)           --
                                                                ----------     ---------   ----------

                       Operating loss                               (2,973)          (5)           --

                     Interest expense                                 (342)           --           --
                     Other, net                                        (14)           --           --
                                                                ----------    ----------   ----------

                       Net loss                                 $   (3,329)          (5)           --
                                                                ==========    ==========   ==========


(7)      Income Taxes

         TCI files a consolidated Federal income tax return with all of its 80% or more owned subsidiaries. Consolidated subsidiaries in which TCI owns less than 80% each file a separate income tax return. TCI and such subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying combined financial statements.


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Federal income taxes and certain state and local taxes would be paid on a consolidated basis. However, pursuant to a tax sharing agreement, federal income taxes are calculated, with certain adjustments, on a separate return basis for each Group (applying provisions of the Internal Revenue Code of 1986, as amended, and related regulations as if such Group filed a separate consolidated return for federal income tax purposes). Based upon these separate calculations, an allocation of tax liabilities is made such that each separate Group is responsible to the Company for its gross share of the Company's consolidated federal income tax liabilities, such gross share being determined without regard to (a) tax benefits that are attributable to the Company or the other Groups or (b) certain tax benefits that are attributable to a Group but that are taken into account in determining the Company's consolidated federal income tax benefit carryovers. Similarly, the Company is responsible to each Group for tax benefits attributable to such Group and actually used by the Company in determining its consolidated federal income tax liability. Notwithstanding the foregoing, the Company and Telephony Group have agreed that the Company may use up to $500 million of tax benefits generated by the Telephony Group in determining its consolidated federal income tax liability without providing a credit to the Telephony Group in such amount. Tax attributes, including but not limited to net operating losses, investment tax credits, alternative minimum tax net operating losses, alternative minimum tax credits, deferred intercompany gains and tax basis in assets, would be inventoried and tracked for each Group. In addition, pursuant to such tax sharing agreement, state and local income taxes are calculated on a separate return basis for each Group (applying provisions of state and local tax law and related regulations as if the Group were a separate unitary or combined group for tax purposes), and the Company's combined or unitary tax liability is allocated between the Groups based upon such separate calculation. The Company has retained the right to file all returns, make all elections and control all audits and contests. The Company anticipates that the assets and entities comprising the Telephony Group will be transferred to a direct subsidiary of TCI. At such time, the Telephony Group will become party to the Tax Sharing Agreement. Such transfers will be recorded at carryover basis for financial reporting purposes.

         Income tax benefit for the years ended December 31, 1995, 1994 and 1993 consists of:

                                                       Current          Deferred         Total
                                                     -----------      -----------     ------------
                                                                  amounts in thousands
                 Year ended December 31, 1995:
                          Federal                    $    17,513            3,463           20,976
                          State and local                    --                26               26
                                                     -----------      -----------     ------------
                                                     $    17,513            3,489           21,002
                                                     ===========      ===========     ============
                 Year ended December 31, 1994:
                                                     -----------      -----------     ------------
                          Federal                    $     2,657            3,654            6,311
                          State and local                     --              608              608
                                                     -----------      -----------     ------------
                                                     $     2,657            4,262            6,919
                                                     ===========      ===========     ============
                 Year ended December 31, 1993:
                          Federal                    $       676            1,892            2,568
                          State and local                     --              315              315
                                                     -----------      -----------     ------------
                                                     $       676            2,207            2,883
                                                     ===========      ===========     ============

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                                          Notes to Combined Financial Statements



         Income tax benefit differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following:

                                                              Years ended December 31,
                                                      --------------------------------------------
                                                          1995            1994            1993
                                                      --------------------------------------------
                                                                    amounts in thousands
      Computed "expected" tax benefit                 $    20,985            6,542           2,678
      State and local income taxes, net of Federal
         income tax benefit                                    17              377             205
                                                      ------------    ------------    ------------
                                                      $    21,002            6,919           2,883
                                                      ===========     ============    ============

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

                                                                                         December 31,
                                                                                   -------------------------
                                                                                     1995           1994
                                                                                   ---------     -----------
                                                                                     amounts in thousands
               Deferred tax assets:
                  Net operating loss carryforwards                                 $   3,307              --
                  Investments in affiliates, due principally to losses of
                    affiliates recognized for financial statement purposes in
                    excess of losses recognized for income tax purposes
                                                                                       1,504           3,612
                  Future deductible amounts principally due to non-deductible
                    accruals                                                              46              --
                                                                                   ---------       ---------
                       Net deferred tax assets                                     $   4,857           3,612
                                                                                   =========     ===========


         At December 31, 1995, Telephony Group had net operating loss carryforwards for income tax purposes aggregating approximately $9.5 million, the entire amount of which, if not utilized to reduce taxable income in future periods, expires in 2010.

         Certain of the Federal income tax returns of TCI and its subsidiaries which filed separate income tax returns are presently under examination by the Internal Revenue Service for the years 1981 through 1992. In the opinion of management, any additional tax liability, not previously provided for, resulting from these examinations, ultimately determined to be payable, should not have a material adverse effect on the combined financial position of Telephony Group.

         New tax legislation was enacted in the third quarter of 1993 which, among other matters, increased the corporate Federal income tax rate from 34% to 35%. Telephony Group has reflected the tax rate change in its combined statements of operations. Such tax rate change resulted in an immaterial change to income tax expense and deferred income tax liability.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

(8)      Combined Equity

         General

         If the Telephony Group Stock Proposal is approved by stockholders, the Series A Telephony Group Stock will have one vote per share and the Series B Telephony Group Stock will have ten votes per share.

         Shares of Series B Telephony Group Stock will be convertible at any time at the option of the holder only into the same number of shares of Series A Telephony Group Stock.

         The rights of holders of the Telephony Group Stock upon liquidation of TCI will be based upon the ratio of the aggregate market capitalization, as defined, of the Telephony Group Stock to the aggregate market capitalization, as defined, of the TCI Group Stock, the Telephony Group Stock and the Liberty Media Group Stock.

         Stock Options and Stock Appreciation Rights

         Certain key employees of TCI involved with Telephony Group matters hold options with tandem stock appreciation rights to acquire Series A TCI Group Stock and Series A Liberty Media Group Stock as well as restricted stock awards of Series A TCI Group Stock. Estimates of the compensation relating to the options and/or stock appreciation rights as well as restricted stock awards granted to such employees have been recorded in the accompanying combined financial statements, but are subject to future adjustment based upon the market value of Series A TCI Group Stock and Series A Liberty Media Group Stock (see note 1) and, ultimately, on the final determination of market value when the rights are exercised or the restricted shares are vested.

         On December 1, 1996, two executive officers of TCI Communications, Inc., a subsidiary of TCI, were each granted options representing 1.0% of the equity value of the Telephony Group. Upon the approval of the Telephony Group Stock Proposal, each of such options will convert to options to purchase shares of Series A Telephony Group Stock representing 1.0% of the number of shares of Series A Telephony Group Stock issuable with respect to the Telephony Group Inter-Group Interest. The aggregate exercise price for each option is equal to 1.0% of TCI's cumulative investment in the Telephony Group as of December 1, 1996 less $500 million representing preferred stock of the Telephony Group due to the TCI Group and further reduced by tax benefits generated by the Telephony Group (up to $500 million) as and when used by the TCI Group. Such exercise price shall be adjusted to reflect an assumed interest cost of 6% per annum on TCI's cumulative investment reduced by the foregoing amounts through the date of exercise. Such executive officers were also granted options representing 1.0% of the equity value of the ResTel Business. The exercise of the Telephony Group options is inseparable from the ResTel Business options. Such options vest 20% per annum, first become exercisable on February 1, 1997 and expire February 1, 2006.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Transactions with TCI Group and Other Related Parties

         Certain TCI corporate general and administrative costs are charged to Telephony Group at rates set at the beginning of the year based on projected utilization for that year. The utilization-based charges are set at levels that management believes to be reasonable and that approximate the costs Telephony Group would incur for comparable services on a stand alone basis. During the years ended December 31, 1995 and 1994, Telephony Group was allocated $358,000 and $50,000, respectively, in corporate general and administrative costs by TCI Group.

         TCI manages certain treasury activities for Telephony Group on a centralized basis. Cash disbursements of Telephony Group are funded by TCI on a daily basis. Prior to the implementation of the Telephony Group Stock Proposal the net amounts of such cash activities are included in combined equity in the accompanying combined financial statements. Subsequent to the implementation of the Telephony Group Stock Proposal, such cash activities will be included in borrowings from or loans to TCI Group or, if determined by the Board, as an equity contribution to the Telephony Group.

         If the Telephony Group Stock Proposal is approved by stockholders, all debt incurred or preferred stock issued by the Company and its subsidiaries following the issuance and sale of Telephony Group Stock would (unless the Board otherwise provides) be specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statements of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group.


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities included in the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds between the Groups will be reflected as borrowings or, if determined by the Board, in the case of a transfer from the TCI Group to either the Liberty Media Group or the Telephony Group, reflected as the creation of, or increase in, the TCI Group's Inter-Group Interest in such Group or, in the case of a transfer from either the Liberty Media Group or the Telephony Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in such Group. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as an increase or reduction in an Inter-Group Interest. The Board expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Generally, it is expected that entities included in the Liberty Media Group will seek their own long-term debt financing, whereas the Telephony Group is expected to require additional advances from the TCI Group for some period of time. To satisfy this need, TCI has agreed to provide a revolving credit facility (the "Revolving Credit Facility") to the Telephony Group for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as described below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis (i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above. The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion, if any, of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

         Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board of Directors. The Board of Directors expects to make such determinations, either in specific instances or by setting generally applicable polices from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans and investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         The combined balance sheets of a Group would reflect its net loans to or borrowings from the other Groups. Similarly, the respective combined statements of operations of the Groups would reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective combined statements of cash flows of the Groups would reflect changes in the amounts of loans or borrowings deemed outstanding. In the historical financial statements, net borrowings of the Telephony Group have been included as a component of the Telephony Group's combined equity. Subsequent to the date of such financial statements, a portion of such net borrowings was converted into a $500 million investment in Telephony preferred stock as described below. The balance of such net borrowings up to November 30, 1996 will continue to be reflected as a component of the Telephony Group's combined equity. Amounts borrowed by the Telephony Group from another Group on or subsequent to December 1, 1996, will be reflected on the Telephony Group's financial statements as indebtedness to the applicable lender.

         On December 1, 1996, the TCI Group converted $500 million of its interest in the Telephony Group into a 6% cumulative compounding redeemable preferred stock due from the Telephony Group. Such preferred stock is due December 1, 2011.

         In connection with its determination to recommend the Telephony Stock Proposal to the Company's shareholders, the Board determined to convert a portion of the amount invested by the Company in the investments attributed to the Telephony Group into the aforementioned $500 million of preferred stock and a contractual right to use up to $500 million of tax benefits generated by Telephony Group (principally arising from its partnership interest in the PCS Ventures) without charge to the TCI Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by Telephony Group.

         Although any increase in the TCI Group's Inter-Group Interest in the Telephony Group resulting from an equity contribution by the TCI Group to the Telephony Group or any decrease in such Inter-Group Interest resulting from a transfer of funds from the Telephony Group to the TCI Group would be determined by reference to the market value of the Series A Telephony Group Stock as of the date of such transfer, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued.



                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         For all periods prior to the distribution of the Liberty Media Group Stock on August 10, 1995 (the "Distribution"), all financial impacts of equity offerings are and will be attributed entirely to the TCI Group. After the Distribution, all financial impacts of issuances of additional shares of TCI Group Stock are and will be attributed entirely to the TCI Group, all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the Liberty Media Group are and will be to such extent reflected in the combined financial statements of the Liberty Media Group, and all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in any Inter-Group Interest in the Liberty Media Group are and will be to such extend reflected in the combined financial statements of the TCI Group. All financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and all financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in the TCI Group's Inter-Group Interest in the Telephony Group will be to such extent reflected in the combined financial statements of the TCI Group. Financial impacts of dividends or other distributions on, and purchases of, TCI Group Stock will be attributed entirely to the TCI Group, and financial impacts of dividends or other distributions on Telephony Group Stock will be attributed entirely to the Telephony Group, except that dividends or other distributions on the Telephony Group Stock will (if at the time there is an Inter-Group Interest in the Telephony Group) result in the TCI Group being credited, and the Telephony Group being charged (in addition to the charge for the dividend or other distribution paid), with an amount equal to the product of the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Stock and a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction (both as defined). Financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the TCI Group will be to such extend reflected in the combined financial statements of the TCI Group and will result in an increase in the TCI Group's Inter-Group Interest in the Telephony Group.

(9)      Commitments and Contingencies

         As a partner in certain partnerships, from time to time, the Telephony Group is obligated to make cash payments, either in the form of equity or loans, the most significant of which is the funding of Sprint Spectrum. As previously described, the Partners are obligated to make cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996.


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         The Telephony Group's commitment to fund partnerships (including the aforementioned funding obligation to Sprint Spectrum) are estimated as follows (amounts in thousands):

                 1996                          $   219,000
                 1997                              370,000
                 1998                               70,000
                                               -----------
                                               $   659,000
                                               ===========

         Certain of Telephony Group's affiliates are general partnerships and any subsidiary of Telephony Group that is a general partner in a general partnership is, as such, liable as a matter of partnership law for all debts of that partnership in the event liabilities of that partnership were to exceed its assets.

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

         The following discussion and analysis should be read in conjunction with Telephony Group's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 1995 included herein. The following discussion focuses on material changes in trends, risks and uncertainties affecting Telephony Group's results of operations and financial condition.

(1)      Material changes in financial condition:

         On December 4, 1996, the Board of Directors of Tele-Communications, Inc. (the "Board") authorized, subject to shareholder approval (the "Telephony Stock Proposal"), the issuance of a new class of stock ("Telephony Group Stock") which is intended to reflect the separate performance of the Telephony Group. The Telephony Group would initially consist of TCI Group's interest in TCI Telephony Services, Inc., an indirect wholly owned subsidiary of Tele-Communications, Inc. ("TCI" or the "Company"), its subsidiaries, their respective assets, and all assets and liabilities of the TCI Group (as defined below) to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and liabilities of TCI Telephony Services, Inc. (together with its consolidated subsidiaries (unless the context indicates otherwise), "TCI Telephony"). The principal assets of TCI Telephony are its non- consolidating investments in a series of partnerships formed to engage in the business of providing wireless communications services, using the radio spectrum for broadband personal communications services ("PCS"), to residential and business customers nationwide under the "Sprint" brand (the "PCS Ventures"), and its investment in Teleport Communications Group, Inc., a Delaware corporation ("TCG" or "Teleport"). The PCS Ventures include Sprint Spectrum Holding Company, L.P. and MinorCo, L.P. (collectively, "Sprint Spectrum"), the partners of each of which are subsidiaries of Sprint Corporation ("Sprint"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and TCI, and PhillieCo, L.P. ("PhillieCo"), the partners of which are subsidiaries of Sprint, Cox and TCI. TCI, through subsidiaries, has a 30% interest as a partner in the Sprint Spectrum and a 35.3% interest as a partner in PhillieCo. TCG is a competitive local exchange carrier that offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. The Company has a 31.1% equity interest (which represents a 36.4% voting interest) in TCG. The Telephony Group would also include such other assets of the TCI Group as the Board may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI may in the future acquire for the Telephony Group, as determined by the Board. It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of the TCI Group in the domestic wireless and wireline communications businesses (the "Telephony Business").

         The TCI Group is intended to reflect the performance of those businesses of the Company not attributed to the Liberty Media Group (which is intended to reflect the performance of TCI's business which produces and distributes cable television programming services) and the Telephony Group. Collectively, the TCI Group, the Liberty Media Group and the Telephony Group are referred to as the "Groups" and individually may be referred to herein as a "Group".


                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         As of the date of these financial statements, the only interests of the TCI Group in the Telephony Business that are not attributed to the Telephony Group are the business currently being conducted by a subsidiary of the TCI Group which provides long-distance transport of video, voice, data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States (the "Microwave Business"), and the Company's business, which is in the development stage, of providing wireline residential telephony services via TCI's cable plant to residential and small business customers in certain of the geographic areas served by the Company's cable television systems (the "ResTel Business"). The Company began offering residential telephony service commercially in October 1996 in Hartford, Connecticut. Telephony Group has the right, but not the obligation, to acquire the ResTel Business from the Company in whole or in part (by geographic area), at any time or from time to time, as applicable, provided that Telephony Group is at the time a subsidiary of the Company and the Company is then conducting such business.

         The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business; the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arm's-length negotiation with a third party. It is currently anticipated that TCI Telephony, if it exercises its right to acquire the ResTel Business, will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

         If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through future operations or sales of assets), in funds borrowed from TCI or through an increase in the Inter-Group Interest (as defined below) of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price paid by TCI Telephony to acquire such business from the TCI Group, and pursuant to its arrangement with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         TCI Telephony also has the right to acquire TCI's interests in the Microwave Business at a price based on the fair market value of such business (as determined by the Board). Such right may be exercised at any time provided that at the time of exercise TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business.

         The common stockholders' equity value of TCI attributable to the Telephony Group that, at any relevant time, is attributed to the TCI Group, and accordingly, not represented by outstanding Telephony Group Stock is referred to as "Inter-Group Interest". Prior to the issuance of any shares of Telephony Group Stock, the Inter-Group Interest of the TCI Group in the Telephony Group is 100%. As any shares of Telephony Group Stock are issued and distributed or sold, the TCI Group's Inter-Group Interest in the Telephony Group will be reduced accordingly.

         While the Telephony Group Stock constitutes common stock of TCI, the issuance of the Telephony Group Stock will not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt.

         Holders of Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock"), Series A Liberty Media Group and Series B Liberty Media Group common stock ("Liberty Media Group Stock") and Telephony Group Stock (when issued) will be common stockholders of TCI and will be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities.

         Following approval by shareholders of the Telephony Stock Proposal, subject to prevailing market and other conditions, the Company currently proposes to offer shares of Series A Telephony Group Stock for cash in an initial public offering, in which event the proceeds of such offering would be allocated to the Telephony Group to be used to fund a portion of its anticipated capital requirements and for general corporate purposes. The timing and the size of any such public offering and the price at which such shares would be sold will be determined by the Board, without further approval of stockholders, prior to such offering based upon the prevailing market and other conditions.

         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense among the TCI Group, the Liberty Media Group and the Telephony Group for the purpose of preparing the combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group, the change in the capital structure of the Company contemplated by the Telephony Group Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of TCI Group Stock, Liberty Media Group Stock and Telephony Group Stock will be common stockholders of the Company and will be subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         Financial effects arising from one Group that affect the Company's consolidated results of operations or financial condition could affect the combined results of operations or financial condition of the other Groups and the market price of the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. In addition, any net losses of any Group, dividends or distributions on, or repurchases of, the TCI Group Stock, the Liberty Media Group Stock or the Telephony Group Stock, and dividends on, or certain repurchases of, preferred stock, will reduce funds of the Company legally available for the payment of dividends on the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. The combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group should be read in conjunction with the consolidated financial statements of the Company.

         Dividends on the Telephony Group Stock will be payable at the sole discretion of the Board out of the lesser of assets of TCI legally available for dividends and the available dividend amount with respect to Telephony Group, as defined. Determinations to pay dividends on Telephony Group Stock will be based primarily upon the financial condition, results of operations and business requirements of Telephony Group and TCI as a whole.

         TCI manages certain treasury activities for Telephony Group on a centralized basis. Cash disbursements of Telephony Group are funded by TCI on a daily basis. Prior to the implementation of the Liberty Group Stock Proposal the net amounts of such cash activities are included in combined equity in the accompanying combined financial statements. Subsequent to the implementation of the Liberty Group Stock Proposal, such cash activities will be included in borrowings from or loans to TCI Group or, if determined by the Board, as an equity contribution to the Telephony Group.

         If the Telephony Group Stock Proposal is approved by stockholders, all debt incurred or preferred stock issued by the Company and its subsidiaries following the issuance and sale of Telephony Group Stock would (unless the Board otherwise provides) be specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statement of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities included in the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds between the Groups will be reflected as borrowings or, if determined by the Board, in the case of a transfer from the TCI Group to either the Liberty Media Group or the Telephony Group, reflected as the creation of, or increase in, the TCI Group's Inter-Group Interest in such Group or, in the case of a transfer from either the Liberty Media Group or the Telephony Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in such Group. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as an increase or reduction in an Inter-Group Interest. The Board expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Generally, it is expected that entities included in the Liberty Media Group will seek their own long-term debt financing, whereas the Telephony Group is expected to require additional advances from the TCI Group for some period of time. To satisfy this need, TCI has agreed to provide a revolving credit facility (the "Revolving Credit Facility") to the Telephony Group for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as described below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis
(i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above. The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion, if any, of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

         Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board. The Board expects to make such determinations, either in specific instances or by setting generally applicable polices from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans and investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         The combined balance sheets of a Group would reflect its net loans to or borrowings from the other Groups. Similarly, the respective combined statements of operations of the Groups would reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective combined statements of cash flows of the Groups would reflect changes in the amounts of loans or borrowings deemed outstanding. In the historical financial statements, net borrowings of the Telephony Group have been included as a component of the Telephony Group's combined equity. Subsequent to the date of such financial statements, a portion of such net borrowings was converted into a $500 million investment in Telephony preferred stock as described below. The balance of such net borrowings up to November 30, 1996 will continue to be reflected as a component of the Telephony Group's combined equity. Amounts borrowed by the Telephony Group from another Group on or subsequent to December 1, 1996, will be reflected on the Telephony Group's financial statements as indebtedness to the applicable lender.

         On December 1, 1996, the TCI Group converted $500 million of its interest in the Telephony Group into a 6% cumulative compounding redeemable preferred stock due from the Telephony Group. Such preferred stock is due December 1, 2011.

         In connection with its determination to recommend the Telephony Stock Proposal to the Company's shareholders, the Board determined to convert a portion of the amount invested by the Company in the investments attributed to the Telephony Group into the aforementioned $500 million preferred stock and a contractual right to use up to $500 million of tax benefits generated by Telephony Group (principally arising from its partnership interest in the PCS Ventures) without charge to the TCI Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by Telephony Group.

         Although any increase in the TCI Group's Inter-Group Interest in the Telephony Group resulting from an equity contribution by the TCI Group to the Telephony Group or any decrease in such Inter-Group Interest resulting from a transfer of funds from the Telephony Group to the TCI Group would be determined by reference to the market value of the Series A Telephony Group Stock as of the date of such transfer, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         For all periods prior to the distribution of the Liberty Media Group Stock on August 10, 1995 (the "Distribution"), all financial impacts of equity offerings are and will be attributed entirely to the TCI Group. After the Distribution, all financial impacts of issuances of additional shares of TCI Group Stock are and will be attributed entirely to the TCI Group, all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the Liberty Media Group are and will be to such extent reflected in the combined financial statements of the Liberty Media Group, and all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in any Inter-Group Interest in the Liberty Media Group are and will be to such extend reflected in the combined financial statements of the TCI Group. All financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and all financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in the TCI Group's Inter-Group Interest in the Telephony Group will be to such extent reflected in the combined financial statements of the TCI Group. Financial impacts of dividends or other distributions on, and purchases of, TCI Group Stock will be attributed entirely to the TCI Group, and financial impacts of dividends or other distributions on Telephony Group Stock will be attributed entirely to the Telephony Group, except that dividends or other distributions on the Telephony Group Stock will (if at the time there is an Inter-Group Interest in the Telephony Group) result in the TCI Group being credited, and the Telephony Group being charged (in addition to the charge for the dividend or other distribution paid), with an amount equal to the product of the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Stock and a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction (both as defined). Financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the TCI Group will be to such extend reflected in the combined financial statements of the TCI Group and will result in an increase in the TCI Group's Inter-Group Interest in the Telephony Group.

         Subsidiaries of Telephony Group, Comcast, Cox and Sprint are partners in Sprint Spectrum Holding Company, L.P. which was formed to engage in the business of providing wireless communications services on a nationwide basis. Telephony Group owns an indirect 30% interest in Sprint Spectrum. Sprint Spectrum was the successful bidder for PCS licenses for 29 markets in an auction conducted by the Federal Communications Commission that ended in March 1995. The aggregate license cost for these licenses was approximately $2.1 billion, all of which has been paid. Sprint Spectrum may elect to bid in subsequent auctions of PCS licenses and/or acquire PCS licenses from other holders, has invested in American PSC, L.P. ("APC") which holds the PCS license for the Washington-Baltimore market, has agreed to invest in the entity that will hold the PCS license for the Los Angeles-San Diego market, and may invest in other entities that hold PCS licenses. Subsidiaries of Cox, Sprint and Telephony Group are also partners in PhillieCo which holds a PCS license for the Philadelphia market which was acquired at a license cost of $85 million. Telephony Group has an indirect 35.3% interest in PhillieCo.
                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)



(1)      Material changes in financial condition (continued):

         The capital that Sprint Spectrum will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial. Pursuant to the business plan adopted by the partners in Sprint Spectrum for the build out of Sprint Spectrum's nationwide network, the partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. Telephony Group has agreed to contribute approximately $0.6 billion of such aggregate amount, $0.2 billion of which was contributed during the nine months ended September 30, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

         If TCI Telephony fails to make any portion of its required additional capital contributions to Sprint Spectrum and did not cure such failure within the time periods specified in the Partnership Agreement, such failure would constitute an Adverse Act and TCI Telephony would become and Adverse Partner (each such term as defined in the Partnership Agreement). If TCI Telephony were to become an Adverse Partner, it would lose its right to appoint a representative to the Partnership Board and the Partnership Board, by action of the representatives of the other Partners that are not Adverse Partners, would be entitled to elect (i) to commence procedures to allow such other Partners to purchase TCI Telephony's interest in Sprint Spectrum at a discount (which purchase price in the case of a failure to make a required capital contribution would be the lesser of 90% of the net equity of TCI Telephony's interest in Sprint Spectrum and 80% of TCI Telephony's prior capital contribution (less any distributions paid to TCI Telephony)) and/or (ii) to cause Sprint Spectrum to seek to obtain specific performance of TCI Telephony's obligations or to sue for money damages. TCI Telephony could also become an Adverse Partner through, among other things, the disposition of its interest in Sprint Spectrum other than in accordance with the Partnership Agreement or a material breach of a material covenant in the Partnership Agreement.

         The failure by TCI Telephony to make its pro rata portion of any additional capital contributions validly requested to be made to Sprint Spectrum (whether or not required under the applicable provisions of the Partnership Agreement) would result in a decrease in TCI Telephony's current 30% percentage interest in Sprint Spectrum. Such dilution would be calculated on the basis of the relative amount of capital contributions made by the Partners until an aggregate of $5.0 billion had been contributed; thereafter, the dilution formula would take into account the fair market value of each Partner's interest in Sprint Spectrum. In the event TCI Telephony's percentage interest were to decrease below the 8% minimum ownership requirement set forth in the Partnership Agreement, TCI Telephony's interest in Sprint Spectrum would convert into that of an "Exclusive Limited Partner" and TCI Telephony would lose the right to designate a representative to the Partnership Board.

         As a partner in certain partnerships, from time to time, the Telephony Group is obligated to make cash payments, either in the form of equity or loans, the most significant of which is the funding of Sprint Spectrum. As previously described, the Partners are obligated to make cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(1)      Material changes in financial condition (continued):

         The Telephony Group's commitment to fund partnerships (including the aforementioned funding obligation to Sprint Spectrum) are estimated as follows (amounts in thousands):

         1997                                 $   370,000
         1998                                      70,000
                                              -----------
                                              $   440,000
                                              ============

         Pursuant to an agreement entered into in connection with certain financings by Sprint Spectrum, under certain circumstances the Partners may be required to make additional contributions to Sprint Spectrum to fund projected cash shortfalls to the extent that the amount of the Partners' aggregate contributions to Sprint Spectrum (exclusive of certain amounts, including amounts invested in certain affiliates of Sprint Spectrum), following December 31, 1995 are less than $1.0 billion; however, based on the currently expected timing and use of the Partners' contributions to Sprint Spectrum, the Company currently believes that such agreement will not result in the Company's being required to make any incremental capital contributions in addition to its pro rata portion of such $1.9 billion amount.

         TCG has substantial business relationships with a few large customers, including the major long distance carriers. During 1995, TCG's top 10 customers accounted for approximately 57% of TCG's total revenues on a pro forma basis after giving effect to a reorganization described more fully in note 4 to the combined financial statements of Telephony Group. AT&T Corp. and Sprint each accounted for more than 10% of such revenues, although no customer accounted for 15% or more of such revenue. A significant reduction in the level of services TCG performs for any of these customers could have a material adverse effect on Teleport's results of operations or financial condition.
Most of TCG's customer arrangements are subject to termination on short notice and do not provide TCG with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such arrangements will be continued at the same service quantity levels. TCG believes that certain of the major long distance carriers are pursuing alternative to their current practices with regard to obtaining local telecommunications services, including construction of their own facilities.

         TCI Telephony's ability to obtain sufficient equity or debt financing in order for the Telephony Group to make its expected additional capital contributions to the PCS Ventures and other entities in which it has investments will be limited because TCI Telephony does not conduct any operations directly and does not have any current source of revenues or cash flow for debt service. TCI could raise capital for the Telephony Group by, among other things, engaging in public offerings or private placements of Series A Telephony Group Stock or through issuance of debt securities or preferred equity securities attributed to the Telephony Group. The Telephony Group anticipates that for the foreseeable future it will continue to be dependent upon funding from the TCI Group and, to the extent available, from external sources. If the available borrowings under the Revolving Credit Facility that TCI has provided to TCI Telephony is not sufficient to fund the Telephony Group's capital requirements, no assurance can be given that TCI Telephony will be able to obtain any required additional financing on terms acceptable to it, or at all.

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(2)      Material changes in results of operations:

         Certain corporate general and administrative costs are charged to Telephony Group at rates set at the beginning of the year based on projected utilization for that year. The utilization-based charges are set at levels that management believes to be reasonable and that would approximate the costs Telephony Group would incur for comparable services on a stand alone basis. During the nine months ended September 30, 1996 and 1995, Telephony Group was allocated $548,000 and $211,000, respectively, in corporate general and administrative costs by TCI Group.

         Telephony Group records compensation relating to stock appreciation rights and restricted stock awards granted to certain employees involved in Telephony Group matters by TCI. Such compensation is subject to future adjustment based upon market value, and ultimately, on the final determination of market value when the rights are exercised or the restricted stock awards are vested.

         Telephony Group's share of losses of affiliates of $111.3 million for the nine months ended September 30, 1996 represents an increase of $79.5 million or 250%, when compared to the Telephony Group's share of losses of $31.8 million for the nine months ended September 30, 1995. The increase is directly attributable to the Telephony Group's share of losses in the PCS Ventures, TCG and other affiliates accounted for under the equity method.

         The share of losses from the Telephony Group's investment in the PCS Ventures was $78.4 million for the nine months ended September 30, 1996 which represents an increase of $67.6 million, as compared to the share of losses of $10.8 million for the nine months ended September 30, 1995. The increase in the share of losses is attributed primarily to general and administrative costs associated with the start-up of operations and the PCS Ventures' share of losses in American PCS L.P. The PCS Ventures are in the development start of operations and generated no revenue during 1995.

         The share of losses from the Telephony Group's investment in TCG was $31.6 million for the nine months ended September 30, 1996 which represents an increase of $11.7 million, as compared to the share of losses of $19.9 million for the nine months ended September 30, 1995. The increase in the share of losses is largely attributed to costs incurred by TCG in the expansion of their local telecommunications networks, increased depreciation expense and increased interest expense partially offset by an increase in telecommunications services revenue attributed to increased sales of services in existing and new markets and the growth of TCG's customer base.

         Interest income decreased to $3.5 million from $4.3 million for the nine months ended September 30, 1996 and 1995, respectively. The decrease is largely attributable to the absence of interest for the three months ended September 30, 1996 associated with the conversion of a portion of the note receivable from TCG.

         TCG conducted an initial public offering on July 2, 1996 in which it sold 27 million shares of Class A common stock with net proceeds of approximately $410 million. As a result of the initial public offering, Telephony Group's ownership interest in TCG was reduced from approximately 35% to 31%. Accordingly, Telephony Group recognized a gain amounting to $12 million (before deducting deferred income tax expense of approximately $5 million).

                                                                     (continued)

                               "TELEPHONY GROUP"
                       (a combination of certain assets)

(2)      Material changes in results of operations (continued):

         Telephony Group's net loss of $63.5 million for the nine months ended September 30, 1996 represents an increase of $45.2 million, as compared to Telephony Group's net loss of $18.3 million for the nine months ended September 30, 1995. Such increase is principally the result of the aforementioned increase in share of losses from affiliates.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                            Combined Balance Sheets
                                  (unaudited)

                                                                       September 30,         December 31,
                                                                            1996                 1995
                                                                    -------------------  -------------------
Assets                                                                        amounts in thousands
------
Investments in Sprint Spectrum Holding Company, L.P. and MinorCo,
  L.P. (and their respective predecessor) and PhillieCo
  (collectively, the "PCS Ventures"), accounted for under the equity method (note 3)
                                                                     $        816,355             689,062
Investments in Teleport Communications Group, Inc., TCG Partners
  and certain local market partnerships (collectively, "TCG" or
  "Teleport"), accounted for under the equity method, and related receivables (note 4)
                                                                              294,148             244,012
Other investments in affiliates, accounted for under the equity method, and related receivables (note 5)
                                                                                9,042               5,722
Deferred tax asset                                                                 --               4,857
                                                                     ----------------    ----------------

                                                                     $      1,119,545             943,653
                                                                     ================    ================

Deferred Tax Liability and Combined Equity
------------------------------------------

Deferred tax liability                                               $         21,251                  --
Combined equity (note 6)                                                    1,098,294             943,653
                                                                     ----------------    ----------------


Commitments and contingencies (notes 3 and 7)
                                                                     $      1,119,545             943,653
                                                                     ================    ================



See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)



                       Combined Statements of Operations
                                  (unaudited)



                                                         Three months ended                  Nine months ended
                                                            September 30,                      September 30,
                                                     -------------------------          ---------------------------
                                                        1996             1995             1996               1995
                                                     --------          --------         --------           --------
                                                                           amounts in thousands
Operating costs and expenses:
 Charges from TCI Group (note 6)                     $    183                84              548                211
 Compensation relating to stock appreciation
   rights (note 6)                                         --                12               --                 22
 Adjustment to compensation relating to stock
  appreciation rights (note 6)                            (69)               --              (84)                --
                                                     --------          --------         --------           --------
                                                          114                96              464                233
                                                     --------          --------         --------           --------

                Operating loss                           (114)              (96)            (464)              (233)

Other income (expense):
 Share of losses of the PCS Ventures (note 3)         (31,154)           (8,039)         (78,358)           (10,841)
 Share of losses of TCG (note 4)                      (11,011)           (6,833)         (31,591)           (19,884)
 Share of losses of other affiliates (note 5)            (362)             (412)          (1,396)            (1,062)
 Interest income from affiliates (note 4)                 626             1,546            3,527              4,293
 Gain on sale of stock by TCG (note 4)                 12,410                --           12,410                 --
                                                     --------          --------         --------           --------
                                                      (29,491)          (13,738)         (95,408)           (27,494)
                                                     --------          --------         --------           --------

                Loss before income taxes              (29,605)          (13,834)         (95,872)           (27,727)

 Income tax benefit                                     9,956             4,766           32,338              9,477
                                                     --------          --------         --------           --------
                Net loss                             $(19,649)           (9,068)         (63,534)           (18,250)
                                                     ========          ========         ========           ========


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)



                          Combined Statement of Equity

                      Nine months ended September 30, 1996
                                  (unaudited)


                                                                                           Combined
                                                                                            equity
                                                                                        ---------------
                                                                                      amounts in thousands
Balance at January 1, 1996                                                              $      943,653

  Net loss                                                                                     (63,534)
  Cost allocations from TCI Group                                                                  548
  Adjustment to allocation of compensation relating to stock appreciation
     rights                                                                                        (84)
  Intergroup tax allocation from TCI Group                                                     (45,474)
  Transfer of assets from TCI Group, net of deferred taxes                                      45,253
  Net cash transfers from TCI Group                                                            217,932
                                                                                        --------------


Balance at September 30, 1996                                                           $    1,098,294
                                                                                        ==============

See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)



                       Combined Statements of Cash Flows
                                  (unaudited)



                                                                                      Nine months ended
                                                                                        September 30,
                                                                                -----------------------------
                                                                                    1996            1995
                                                                                -------------   -------------
                                                                                    amounts in thousands
                                                                                        (see note 2)
  Cash flows from operating activities:
    Net loss                                                                    $     (63,534)        (18,250)
    Adjustments to reconcile net loss to net cash provided by operating activities:
         Compensation relating to stock appreciation rights                                --              22
         Adjustment to compensation relating to stock appreciation
           rights                                                                         (84)             --
         Share of losses of affiliates                                                111,345          31,787
         Gain on sale of stock by TCG                                                 (12,410)             --
         Intergroup tax allocation                                                    (45,474)        (13,146)
         Deferred income tax expense                                                   13,136           3,794
                                                                                -------------   -------------
                 Net cash provided by operating activities                              2,979           4,207
                                                                                -------------   -------------
  Cash flows from investing activities:
    Additional investments in and loans to affiliates                                (221,459)       (726,698)
    Repayments of receivables from affiliates                                              --           1,642
                                                                                -------------   -------------
                 Net cash used in investing activities                               (221,459)       (725,056)
                                                                                -------------   -------------
  Cash flows from financing activities -
    Cash transfers to Telephony Group                                                 218,480         720,849
                                                                                -------------   -------------
                 Net change in cash                                                        --              --

                 Cash at beginning of period                                               --              --
                                                                                -------------   -------------

                 Cash at end of period                                          $          --              --
                                                                                =============   =============


See accompanying notes to combined financial statements.

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

                               September 30, 1996
                                  (unaudited)

(1)      Basis of Presentation

         On December 4, 1996 the Board of Directors of Tele-Communications, Inc. (the "Board") authorized, subject to shareholders approval (the "Telephony Stock Proposal"), a new class of stock ("Telephony Group Stock") which is intended to reflect the separate performance of the Telephony Group. The Telephony Group would initially consist of TCI Group's interest in TCI Telephony Services, Inc., an indirect wholly owned subsidiary of Tele-Communications, Inc. ("TCI" or the "Company"), its subsidiaries, their respective assets, and all assets and liabilities of the TCI Group (as defined below) to the extent attributed to any of the foregoing assets, whether or not such assets or liabilities are assets and liabilities of TCI Telephony Services, Inc. (together with its consolidated subsidiaries (unless the context indicates otherwise), "TCI Telephony"). The principal assets of TCI Telephony are its non-consolidating investments in a series of partnerships, the PCS Ventures, formed to engage in the business of providing wireless communications services, using the radio spectrum for broadband personal communications services ("PCS"), to residential and business customers nationwide under the "Sprint" brand, and its investment in TCG. The PCS Ventures include Sprint Spectrum Holding Company, L.P. and MinorCo, L.P. (collectively, "Sprint Spectrum"), the partners of each of which are subsidiaries of Sprint Corporation ("Sprint"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox") and TCI, and PhillieCo, L.P. ("PhillieCo"), the partners of which are subsidiaries of Sprint, Cox and TCI. TCI, through subsidiaries, has a 30% interest as a partner in Sprint Spectrum and a 35.3% interest as a partner in PhillieCo. TCG is a competitive local exchange carrier that offers a wide range of local telecommunications services in major metropolitan markets nationwide, primarily to businesses, long distance carriers and resellers, and wireless communications companies. The Company has a 31.1% equity interest (which represents a 36.4% voting interest) in TCG. The Telephony Group would also include such other assets of the TCI Group as the Board may in the future determine to attribute to the Telephony Group and such other businesses, assets and liabilities as TCI may in the future acquire for the Telephony Group, as determined by the Board.
         It is currently the intention of TCI that any businesses, assets and liabilities so attributed to the Telephony Group in the future would be businesses, assets and liabilities of, or related to, the interests of the TCI Group in the domestic wireless and wireline communications businesses (the "Telephony Business").

         The TCI Group is intended to reflect the performance of those businesses of the Company not attributed to the Liberty Media Group (which is intended to reflect the performance of TCI's business which produces and distributes cable television programming services) and the Telephony Group. Collectively, the TCI Group, the Liberty Media Group and the Telephony Group are referred to as the "Groups" and individually may be referred to herein as a "Group."


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         As of the date of these financial statements, the only interests of the TCI Group in the Telephony Business that are not attributed to the Telephony Group are the business currently being conducted by a subsidiary of the TCI Group which provides long-distance transport of video, voice, data traffic and other telecommunications services primarily to inter-exchange carriers on a wholesale basis using a digital broadband microwave network located throughout a 14-state region in the western United States (the "Microwave Business"), and the Company's business, which is in the development stage, of providing wireline residential telephony services via TCI's cable plant to residential and small business customers in certain of the geographic areas served by the Company's cable television systems (the "ResTel Business"). The Company began offering residential telephony service commercially in October 1996 in Hartford, Connecticut. Telephony Group has the right, but not the obligation, to acquire the ResTel Business from the Company in whole or in part (by geographic area) at any time or from time to time, as applicable, provided that Telephony Group is at the time a subsidiary of the Company and the Company is then conducting such business.

         The method of determining the purchase price for the ResTel Business, and the arrangements between the Telephony Group and the TCI Group for the use by TCI Telephony of the TCI Group's underlying cable plant to conduct the ResTel Business, have not yet been determined. In making such determinations, the Board will consider, among other things, the TCI Group's aggregate investment (historically and through any upgrade for two-way service) in the cable plant that TCI Telephony would use to conduct the ResTel Business; the use of such plant by TCI's various subsidiaries or Groups (e.g., for cable, telephony and Internet services), including the use by the Telephony Group of the underlying plant for the ResTel Business and the use by the TCI Group of the upgraded plant for other two-way services (such as Internet services and, if developed in the future, interactive television services), and the ongoing costs to maintain the plant. The purchase price and other arrangements between the Groups determined by the Board may or may not reflect the terms and conditions that either Group might have obtained in an arm's-length negotiation with a third party. It is currently anticipated that TCI Telephony, if it exercises its right to acquire the ResTel Business, will enter into a long-term agreement with TCI for the use of the cable plant via which it would conduct the ResTel Business and for the payment by TCI Telephony of an allocated share of the costs to maintain such plant. The portion of TCI's investment in the plant that the Board determines to allocate to the Telephony Group may be included in the purchase price for the ResTel Business or as a usage fee pursuant to such long-term agreement.

         If TCI Telephony exercises its right to acquire the ResTel Business in whole or in part, payment of the purchase price may be in funds generated by the Telephony Group (whether through future operations or sales of assets), in funds borrowed from TCI or through an increase in the Inter-Group Interest (as defined below) of the TCI Group in the Telephony Group. Whether or not TCI Telephony will exercise its rights to acquire the ResTel Business (in whole or in part) will depend upon a number of factors, including the penetration rates for the service in the geographic area or areas in which the service has been commercially launched, the cost of providing the service at the penetration rate achieved in that area, the price paid by TCI Telephony to acquire such business from the TCI Group, and pursuant to its arrangement with the TCI Group regarding the use of the cable plant, and the ability of TCI Telephony to fund the continued development and ongoing operation of the ResTel Business in that area.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         TCI Telephony also has the right to acquire TCI's interests in the Microwave Business at a price based on the fair market value of such business (as determined by the Board). Such right may be exercised at any time provided that at the time of exercise TCI Telephony is then a subsidiary of TCI and TCI is then conducting such business.

         The common stockholders' equity value of TCI attributable to the Telephony Group that, at any relevant time, is attributed to the TCI Group, and accordingly, not represented by outstanding Telephony Group Stock is referred to as "Inter-Group Interest". Prior to the issuance of any shares of Telephony Group Stock, the Inter-Group Interest of the TCI Group in the Telephony Group is 100%. As any shares of Telephony Group Stock are issued and distributed or sold, the TCI Group's Inter-Group Interest in the Telephony Group will be reduced accordingly.

         While the Telephony Group Stock constitutes common stock of TCI, issuance of the Telephony Group Stock will not result in any transfer of assets or liabilities of TCI or any of its subsidiaries or affect the rights of holders of TCI's or any of its subsidiaries' debt.

         Holders of Series A TCI Group and Series B TCI Group common stock ("TCI Group Stock"), Series A Liberty Media Group and Series B Liberty Media Group common stock ("Liberty Media Group Stock") and Telephony Group Stock (when issued) will be common stockholders of TCI and will be subject to risks associated with an investment in TCI and all of its businesses, assets and liabilities.

         Following approval by shareholders of the Telephony Stock Proposal, subject to prevailing market and other conditions, the Company currently proposes to offer shares of Series A Telephony Group Stock for cash in an initial public offering, in which event the proceeds of such offering would be allocated to the Telephony Group to be used to fund a portion of its anticipated capital requirements and for general corporate purposes. The timing and the size of any such public offering and the price at which such shares would be sold will be determined by the Board, without further approval of stockholders, prior to such offering based upon the prevailing market and other conditions.

         Notwithstanding the attribution of assets and liabilities, equity and items of income and expense among the Groups for the purpose of preparing the combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group, the change in the capital structure of the Company contemplated by the Telephony Group Stock Proposal will not affect legal title to such assets or responsibility for such liabilities of the Company or any of its subsidiaries. Holders of TCI Group Stock, Liberty Media Group Stock and Telephony Group Stock will be common stockholders of the Company and will be subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Financial effects arising from one Group that affect the Company's consolidated results of operations or financial condition could affect the combined results of operations or financial condition of the other Groups and the market price of the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. In addition, any net losses of any Group, dividends or distributions on, or repurchases of, the TCI Group Stock, the Liberty Media Group Stock or the Telephony Group Stock, and dividends on, or certain repurchases of, preferred stock, will reduce funds of the Company legally available for the payment of dividends on the TCI Group Stock, the Liberty Media Group Stock and the Telephony Group Stock. The combined financial statements of the TCI Group, the Liberty Media Group and the Telephony Group should be read in conjunction with the consolidated financial statements of the Company.

         Dividends on the Telephony Group Stock will be payable at the sole discretion of the Board out of the lesser of assets of TCI legally available for dividends and the available dividend amount with respect to Telephony Group, as defined. Determinations to pay dividends on Telephony Group Stock are based primarily upon the financial condition, results of operations and business requirements of Telephony Group and TCI as a whole.

         The accompanying interim combined financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These combined financial statements should be read in conjunction with the audited combined financial statements of Telephony Group for the year ended December 31, 1995.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)      Supplemental Disclosures to Combined Statements of Cash Flows

         There was no cash paid for interest for the nine months ended September 30, 1996 and 1995, respectively. Cash paid for income taxes was not material for the periods presented.

         Noncash transfers of assets to the Telephony Group aggregated $58,225,000 with associated deferred taxes of $12,972,000 for the nine months ended September 30, 1996.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

(3)      Investments in the PCS Ventures

         Summarized unaudited results of operations for the PCS Ventures accounted for under the equity method are as follows:

                                                       Nine months ended
          Combined Operations                            September 30,
          -------------------                   --------------------------------
                                                     1996              1995
                                                ---------------  ---------------
                                                      amounts in thousands
            Revenue                             $           71              --
            Operating expenses                        (164,028)        (19,930)
            Depreciation and amortization               (1,847)           (161)
                                                --------------   -------------

               Operating loss                         (165,804)        (20,091)

            Interest expense                              (297)             --
            Other, net                                 (94,644)        (15,892)
                                                --------------   -------------

               Net loss                         $     (260,745)        (35,983)
                                                ==============   =============

         Subsidiaries of Telephony Group, Comcast, Cox (together with the Company and Comcast, the "Cable Partners") and Sprint are partners in Sprint Spectrum Holding Company, L.P. which was formed to engage in the business of providing wireless communications services on a nationwide basis. Telephony Group owns an indirect 30% interest in Sprint Spectrum. Sprint Spectrum was the successful bidder for PCS licenses for 29 markets in an auction conducted by the Federal Communications Commission that ended in March 1995. The aggregate license cost for these licenses was approximately $2.1 billion, all of which has been paid. Sprint Spectrum may elect to bid in subsequent auctions of PCS licenses and/or acquire PCS licenses from other holders, has invested in American PSC, L.P. ("APC") which holds the PCS license for the Washington-Baltimore market, has agreed to invest in the entity that will hold the PCS license for the Los Angeles-San Diego market, and may invest in other entities that hold PCS licenses. Subsidiaries of Cox, Sprint and Telephony Group are also partners in a partnership ("PhillieCo") that holds a PCS license for the Philadelphia market which was acquired at a license cost of $85 million. Telephony Group has an indirect 35.3% interest in PhillieCo.

         The capital that Sprint Spectrum will require to fund the construction of the PCS systems, in addition to the license costs and investments described above, will be substantial. Pursuant to the business plan adopted by the partners in Sprint Spectrum for the build out of Sprint Spectrum's nationwide network, the partners are obligated to make additional cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996. Telephony Group has agreed to contribute approximately $0.6 billion of such aggregate amount, $0.2 billion of which was contributed during the nine months ended September 30, 1996. The business plan contemplates that Sprint Spectrum will require additional equity thereafter.

(4)      Investment in TCG

         TCG is a competitive local exchange carrier which provides integrated local telecommunications services in major metropolitan markets nationwide. TCG's customers are principally telecommunications intensive businesses, long distance carriers and resellers of wireless communications companies.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                    Notes to Combined Financial Statements

         TCG, a competitive local exchange carrier, conducted an initial public offering (the "TCG IPO") on July 2, 1996 in which it sold 27,025,000 shares of Class A common stock at $16.00 per share to the public for aggregate net proceeds of approximately $410,000,000. As a result of the TCG IPO, Telephony Group's ownership interest in TCG was reduced from approximately 35% to approximately 31%. Accordingly, Telephony Group recognized a gain amounting to $12.4 million (before deducting deferred income tax expense of approximately $5 million).

         During 1992, the Telephony Group acquired a 30% ownership interest in Teleport Communications Group, Inc., ("TCGI"). Subsequent to the acquisition, the Telephony Group advanced funds to TCGI in the form of notes receivable. Such notes receivable bore interest at a variable rate (which approximated 7.0% at December 31, 1995). In conjunction with the Reorganization (as defined below), $57.8 million of such receivables were converted to equity of TCGI. The remaining note receivables of $26 million was exchanged for a new note which bears interest at 7.5% and is due in 2001. At September 30, 1996, the amount outstanding (including accrued interest) was $26.3 million.

         Also during 1992, TCGI, with Cox, Comcast and Continental Cablevision ("Continental"), (collectively the "Cable Stockholders"), formed TCG Partners to invest, with TCGI, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnership") to develop and operate local telecommunications networks.

         Summarized unaudited combined results of operations for TCG as of and for the period ended September 30, 1996 and TCGI and TCG Partners as of and for the period ended September 30, 1995 are as follows:

                                               Nine months ended
                                                 September 30,
                                         -----------------------------
   Combined Operations                     1996                1995
   -------------------                   ----------          ---------
                                              amounts in thousands
      Revenue                            $  180,271            150,498
      Operating expenses                   (161,403)          (150,550)
      Depreciation and amortization         (51,984)           (37,520)
                                         ----------        -----------

            Operating loss                  (33,116)           (37,572)

      Interest expense                      (44,451)           (22,223)
      Other, net                              5,428             (8,803)
                                         ----------        -----------

            Net loss                     $  (72,139)           (68,598)
                                         ==========        ===========

         In June 1996, TCGI and the Cable Stockholders agreed to simplify the TCG capital structure by consolidating the ownership of TCG Partners and the Local Market Partnerships as wholly owned subsidiaries of TCGI. As part of this process, certain of the other cable operators agreed to exchange their interests in the Local Market Partnerships with TCGI directly or through a Cable Stockholder for TCGI common stock.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         TCGI and the Cable Stockholders entered into a reorganization agreement pursuant to which TCGI, TCG Partners and the Local Market Partnerships were reorganized (the "Reorganization"). The principal transactions comprising the Reorganization include:

                 The acquisition by TCGI of TCG Partners in exchange for TCGI Class B Common Stock issued to the Cable Stockholders.

                 The acquisition by TCGI of all interests in 12 of the 14 Local Market Partnerships in exchange for TCGI Class B Common Stock issued to the Cable Stockholders and Class A Common Stock issued to the cable operators.

                 The contribution to TCGI of $269 million in aggregate principal amount of indebtedness, plus accrued interest from May 1995, owed by TCGI to the Cable Stockholders in exchange for Class B Common Stock issued to the Cable Stockholders.

         Also in July, 1996, TCGI issued approximately 27 million shares representing approximately 15.4% of Class A Common Stock and $300 million of Senior Notes and $1,073 million of Senior Discount Notes as part of an initial public offering (the "Offering").

         In consideration of the transfer by each of the Cable Stockholders of its respective interests in TCG Partners and the Local Market Partnerships and the contribution to TCGI of the indebtedness described above, the Company issued immediately prior to the Offerings approximately 69 million additional shares of Class B Common Stock to the Cable Stockholders.

         In connection with Continental's announced merger with U S WEST, Inc., TCGI purchased approximately 8 million shares (out of approximately
         25.8 million shares) of Class B Common Stock owned by Continental for $121 million. On November 5, 1996, the U.S. Department of Justice announced a settlement with U S WEST, Inc., and Continental pursuant to which Continental will be required to reduce its ownership percentage in TCGI to below 10% by June 30, 1997 and to eliminate such ownership entirely by December 31, 1998.

         Pursuant to the Reorganization, TCG Partners and 12 of the 14 Local Market Partnerships have become wholly owned subsidiaries of TCGI. Subsequent to the Reorganization, the remaining minority interests related to another cable operator's interests in TCG San Francisco and TCG Seattle were acquired by the Company. Subsequent to this acquisition, the ownership interest in these entities were acquired by the Telephony Group. The issuance of shares received by the Telephony Group in the Offering assumes that subsequent to the Offerings, the Telephony Group will contribute its current and acquired partnership interests in TCG San Francisco and TCG Seattle to TCG. The transfer of such interests are expected to occur in the fourth quarter of 1996.

         Additionally, the Telephony Group will be issued 638,862 shares of TCGI Class A Common Stock in consideration for the transfer to TCGI of the partnership interest which the Telephony Group acquired from MicroNet, Inc. in TCG San Francisco. The Telephony Group also has acquired a 4.2% interest in TCG San Francisco from InterMedia
         Partners.  The Telephony Group will be issued 372,666 shares of Class
         A Common Stock for the transfer to TCGI of such acquired partnership interest. These transfers are also expected to occur in the fourth quarter of 1996.
                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                    Notes to Combined Financial Statements

(5)      Investment in Other Affiliates

         Summarized unaudited results of operations for other affiliates accounted for under the equity method are as follows:

                                              Nine months ended September 30,
                                              -------------------------------
       Combined Operations                      1996                  1995
       -------------------                    ---------             ---------
                                                  amounts in thousands
          Revenue                             $   4,534                 2,165
          Operating expenses                     (3,807)               (3,230)
          Depreciation and amortization          (2,494)               (1,070)
                                              ---------             ---------

            Operating loss                       (1,767)               (2,135)

          Interest expense                       (1,156)                 (275)
          Other, net                                (85)                  (53)
                                              ---------             ---------

            Net loss                          $  (3,008)               (2,463)
                                              =========             =========



(6)      Combined Equity

         General

         If the Telephony Group Stock Proposal is approved by stockholders, the Series A Telephony Group Stock will have one vote per share and the Series B Telephony Group Stock will have ten votes per share.

         Shares of Series B Telephony Group Stock will be convertible at any time at the option of the holder only into the same number of shares of Series A Telephony Group Stock.

         The rights of holders of the Telephony Group Stock upon liquidation of TCI will be based upon the ratio of the aggregate market capitalization, as defined, of the Telephony Group Stock to the aggregate market capitalization, as defined, of the TCI Group Stock, the Telephony Group Stock and the Liberty Media Group Stock.

         Stock Options and Stock Appreciation Rights

         Certain key employees of TCI involved with Telephony Group matters hold options with tandem stock appreciation rights to acquire Series A TCI Group Stock and Series A Liberty Media Group Stock as well as restricted stock awards of Series A TCI Group Stock. Estimates of the compensation relating to the options and/or stock appreciation rights as well as restricted stock awards granted to such employees have been recorded in the accompanying combined financial statements, but are subject to future adjustment based upon the market value of Series A TCI Group Stock and Series A Liberty Media Group Stock (see note 1) and, ultimately, on the final determination of market value when the rights are exercised or the restricted shares are vested.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         On December 1, 1996, two executive officers of TCI Communications, Inc., a subsidiary of TCI, were each granted options representing 1.0% of the equity value of the Telephony Group. Upon the approval of the Telephony Group Stock Proposal, each of such options will convert to options to purchase shares of Series A Telephony Group Stock representing 1.0% of the number of shares of Series A Telephony Group Stock issuable with respect to the Telephony Group Inter-Group Interest. The aggregate exercise price for each option is equal to 1.0% of TCI's cumulative investment in the Telephony Group as of December 1, 1996 less $500 million representing preferred stock of the Telephony Group due to the TCI Group and further reduced by tax benefits generated by the Telephony Group (up to $500 million) as and when used by the TCI Group. Such exercise price shall be adjusted to reflect an assumed interest cost of 6% per annum on TCI's cumulative investment reduced by the foregoing amounts through the date of exercise. Such executive officers were also granted options representing 1.0% of the equity value of the ResTel Business. The exercise of the Telephony Group options is inseparable from the ResTel Business options. Such options vest 20% per annum, first become exercisable on February 1, 1997 and expire February 1, 2006.

         Transactions with TCI Group and Other Related Parties

         Certain TCI corporate general and administrative costs are charged to Telephony Group at rates set at the beginning of the year based on projected utilization for that year. The utilization-based charges are set at levels that management believes to be reasonable and that approximate the costs Telephony Group would incur for comparable services on a stand alone basis. During the nine months ended September 30, 1996 and 1995, Telephony Group was allocated $548,000 and $211,000, respectively, in corporate general and administrative costs by TCI Group.

         TCI manages certain treasury activities for Telephony Group on a centralized basis. Cash disbursements of Telephony Group are funded by TCI on a daily basis. Prior to the implementation of the Liberty Group Stock Proposal the net amounts of such cash activities are included in combined equity in the accompanying combined financial statements. Subsequent to the implementation of the Liberty Group Stock Proposal, such cash activities will be included in borrowings from or loans to TCI Group or, if determined by the Board, as an equity contribution to the Telephony Group.

         If the Telephony Group Stock Proposal is approved by stockholders, all debt incurred or preferred stock issued by the Company and its subsidiaries following the issuance and sale of Telephony Group Stock would (unless the Board otherwise provides) be specifically attributed to and reflected on the combined financial statements of the Group that includes the entity which incurred the debt or issued the preferred stock or, in case the entity incurring the debt or issuing the preferred stock is Tele-Communications, Inc., the TCI Group. The Board could, however, determine from time to time that debt incurred or preferred stock issued by entities included in a Group should be specifically attributed to and reflected on the combined financial statement of one of the other Groups to the extent that the debt is incurred or the preferred stock is issued for the benefit of such other Group.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         To the extent cash needs of one Group exceed cash provided by such Group, one of the other Groups may transfer funds to such Group. The TCI Group has provided and will continue to provide centralized cash management functions under which cash receipts of certain entities included in the other Groups are remitted to the TCI Group and certain cash disbursements of the other Groups will be funded by the TCI Group on a daily basis. Such transfers of funds between the Groups will be reflected as borrowings or, if determined by the Board, in the case of a transfer from the TCI Group to either the Liberty Media Group or the Telephony Group, reflected as the creation of, or increase in, the TCI Group's Inter-Group Interest in such Group or, in the case of a transfer from either the Liberty Media Group or the Telephony Group to the TCI Group, reflected as a reduction in the TCI Group's Inter-Group Interest in such Group. There are no specific criteria for determining when a transfer will be reflected as a borrowing or as an increase or reduction in an Inter-Group Interest. The Board expects to make such determinations, either in specific instances or by setting generally applicable policies from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the financing needs and objectives of the Groups, the investment objectives of the Groups, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Generally, it is expected that entities included in the Liberty Media Group will seek their own long-term debt financing, whereas the Telephony Group is expected to require additional advances from the TCI Group for some period of time. To satisfy this need, TCI has agreed to provide a revolving credit facility (the "Revolving Credit Facility") to the Telephony Group for a period commencing December 1, 1996 and ending December 31, 2001. Such facility would permit aggregate borrowings at any one time outstanding of up to $500 million (subject to reduction or increase as described below), which borrowings would bear interest at a rate per annum equal to The Bank of New York's prime rate (as in effect from time to time) plus 1% per annum, payable quarterly. A commitment fee equal to 3/8% per annum of the average unborrowed availability under the Revolving Credit Facility will be payable by the Telephony Group to the TCI Group on a quarterly basis. The maximum amount of borrowings permitted under the Revolving Credit Facility will be reduced on a dollar-for-dollar basis (i) by the amount of the first $300 million of net proceeds of any external debt or equity financings attributed to the Telephony Group resulting in the reduction of the maximum amount of such borrowings under the Revolving Credit Facility to an amount not less than $200 million and (ii) below $200 million, if (but only to the extent that) the net proceeds of any such external financings attributed to the Telephony Group which are completed on or prior to December 1, 1998 exceed $600 million (including the first $300 million of such proceeds referred to above. The maximum amount of the borrowings permitted under the Revolving Credit Facility will be increased on a dollar-for-dollar basis by the dollar amount of any borrowings thereunder, the proceeds of which are used by the Telephony Group to pay a portion, if any, of the exercise price for the purchase of all or part of the ResTel Business from the TCI Group.

         Except as described above with respect to the Revolving Credit Facility, loans from one Group to another Group would bear interest at such rates and have such repayment schedules and other terms as are established from time to time by, or pursuant to procedures established by, the Board. The Board expects to make such determinations, either in specific instances or by setting generally applicable polices from time to time, after consideration of such factors as it deems relevant, including, without limitation, the needs of the Company, the use of proceeds by and creditworthiness of the recipient Group, the capital expenditure plans and investment opportunities available to each Group and the availability, cost and time associated with alternative financing sources.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         The combined balance sheets of a Group would reflect its net loans to or borrowings from the other Groups. Similarly, the respective combined statements of operations of the Groups would reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective combined statements of cash flows of the Groups would reflect changes in the amounts of loans or borrowings deemed outstanding. In the historical financial statements, net borrowings of the Telephony Group have been included as a component of the Telephony Group's combined equity. Subsequent to the date of such financial statements, a portion of such net borrowings was converted into a $500 million investment in Telephony preferred stock as described below. The balance of such net borrowings up to November 30, 1996 will continue to be reflected as a component of the Telephony Group's combined equity. Amounts borrowed by the Telephony Group from another Group on or subsequent to December 1, 1996, will be reflected on the Telephony Group's financial statements as indebtedness to the applicable lender.

         On December 1, 1996, the TCI Group converted $500 million of it's interest in the Telephony Group into a 6% cumulative compounding redeemable preferred stock due from the Telephony Group. Such preferred stock is due December 1, 2011.

         In connection with its determination to recommend the Telephony Stock Proposal to the Company's shareholders, the Board determined to convert a portion of the amount invested by the Company in the investments attributed to the Telephony Group into the aforementioned $500 million preferred stock and a contractual right to use up to $500 million of tax benefits generated by Telephony Group (principally arising from its partnership interest in the PCS Ventures) without charge to the TCI Group. Such right can be satisfied only through and to the extent of future income tax benefits generated by Telephony Group.

         Although any increase in the TCI Group's Inter-Group Interest in the Telephony Group resulting from an equity contribution by the TCI Group to the Telephony Group or any decrease in such Inter-Group Interest resulting from a transfer of funds from the Telephony Group to the TCI Group would be determined by reference to the market value of the Series A Telephony Group Stock as of the date of such transfer, such an increase could occur at a time when such shares could be considered undervalued and such a decrease could occur at a time when such shares could be considered overvalued.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         For all periods prior to the distribution of the Liberty Media Group Stock on August 10, 1995 (the "Distribution"), all financial impacts of equity offerings are and will be attributed entirely to the TCI Group. After the Distribution, all financial impacts of issuances of additional shares of TCI Group Stock are and will be attributed entirely to the TCI Group, all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the Liberty Media Group are and will be to such extent reflected in the combined financial statements of the Liberty Media Group, and all financial impacts of issuances of additional shares of Liberty Media Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in any Inter-Group Interest in the Liberty Media Group are and will be to such extend reflected in the combined financial statements of the TCI Group. All financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and all financial impacts of issuances of shares of Telephony Group Stock the proceeds of which are attributed to the TCI Group in respect of a reduction in the TCI Group's Inter-Group Interest in the Telephony Group will be to such extent reflected in the combined financial statements of the TCI Group. Financial impacts of dividends or other distributions on, and purchases of, TCI Group Stock will be attributed entirely to the TCI Group, and financial impacts of dividends or other distributions on Telephony Group Stock will be attributed entirely to the Telephony Group, except that dividends or other distributions on the Telephony Group Stock will (if at the time there is an Inter-Group Interest in the Telephony Group) result in the TCI Group being credited, and the Telephony Group being charged (in addition to the charge for the dividend or other distribution paid), with an amount equal to the product of the aggregate amount of such dividend or other distribution paid or distributed in respect of outstanding shares of Telephony Group Stock and a fraction the numerator of which is the Telephony Group Inter-Group Interest Fraction and the denominator of which is the Telephony Group Outstanding Interest Fraction (both as defined). Financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the Telephony Group will be to such extent reflected in the combined financial statements of the Telephony Group, and financial impacts of repurchases of Telephony Group Stock the consideration for which is charged to the TCI Group will be to such extend reflected in the combined financial statements of the TCI Group and will result in an increase in the TCI Group's Inter-Group Interest in the Telephony Group.

                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         Federal income taxes and certain state and local taxes would be paid on a consolidated basis. However, pursuant to a tax sharing agreement, federal income taxes are calculated, with certain adjustments, on a separate return basis for each Group (applying provisions of the Internal Revenue Code of 1986, as amended, and related regulations as if such Group filed a separate consolidated return for federal income tax purposes). Based upon these separate calculations, an allocation of tax liabilities is made such that each separate Group is responsible to the Company for its gross share of the Company's consolidated federal income tax liabilities, such gross share being determined without regard to (a) tax benefits that are attributable to the Company or the other Groups or (b) certain tax benefits that are attributable to a Group but that are taken into account in determining the Company's consolidated federal income tax benefit carryovers. Similarly, the Company is responsible to each Group for tax benefits attributable to such Group and actually used by the Company in determining its consolidated federal income tax liability. Notwithstanding the foregoing, the Company and Telephony Group have agreed that the Company may use up to $500 million of tax benefits generated by the Telephony Group in determining its consolidated federal income tax liability without providing a credit to the Telephony Group in such amount. Tax attributes, including but not limited to net operating losses, investment tax credits, alternative minimum tax net operating losses, alternative minimum tax credits, deferred intercompany gains and tax basis in assets, would be inventoried and tracked for each Group. In addition, pursuant to such tax sharing agreement, state and local income taxes are calculated on a separate return basis for each Group (applying provisions of state and local tax law and related regulations as if the Group were a separate unitary or combined group for tax purposes), and the Company's combined or unitary tax liability is allocated between the Groups based upon such separate calculation. The Company has retained the right to file all returns, make all elections and control all audits and contests. The Company anticipates that the assets and entities comprising the Telephony Group will be transferred to a direct subsidiary of TCI. At such time, the Telephony Group will become party to the Tax Sharing Agreement. Such transfers will be recorded at carryover basis for financial reporting purposes.

(7)      Commitments and Contingencies

         As a partner in certain partnerships, from time to time, the Telephony Group is obligated to make cash payments, either in the form of equity or loans, the most significant of which is the funding of Sprint Spectrum. As previously described, the Partners are obligated to make cash capital contributions to Sprint Spectrum in the aggregate amount of approximately $1.9 billion during the two-year period that commenced January 1, 1996.


                                                                     (continued)

                               "TELEPHONY GROUP"
            (a combination of certain assets, as defined in note 1)

                     Notes to Combined Financial Statements

         The Telephony Group's commitment to fund partnerships (including the aforementioned funding obligation to Sprint Spectrum) are estimated as follows (amounts in thousands):

                  1997                                     $      370,000
                  1998                                             70,000
                                                           --------------
                                                           $      440,000
                                                           ==============

         Pursuant to an agreement entered into in connection with certain financings by Sprint Spectrum, under certain circumstances the Partners may be required to make additional contributions to Sprint Spectrum to fund projected cash shortfalls to the extent that the amount of the Partners' aggregate contributions to Sprint Spectrum (exclusive of certain amounts, including amounts invested in certain affiliates of Sprint Spectrum), following December 31, 1995 are less than $1.0 billion; however, based on the currently expected timing and use of the Partners' contributions to Sprint Spectrum, the Company currently believes that such agreement will not result in the Company's being required to make any incremental capital contributions in addition to its pro rata portion of such $1.9 billion amount.

         Certain of Telephony Group's affiliates are general partnerships and any subsidiary of Telephony Group that is a general partner in a general partnership is, as such, liable as a matter of partnership law for all debts of that partnership in the event liabilities of that partnership were to exceed its assets.

                                                                         ANNEX A


                         INDEX OF CERTAIN DEFINED TERMS


                                                                         PAGE ON WHICH
                                                                        TERM IS DEFINED
                                                                            IN THE
 TERM                                                                     PROSPECTUS
 ----                                                                     ----------
1996 Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Access Board  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80
Additional Capital Contributions  . . . . . . . . . . . . . . . . . . . . . . 66
Adjusted Liberty Media Group Outstanding Interest Fraction  . . . . . . . .  120
Adjusted Outstanding Shares of Liberty Media Group Common Stock . . . . . .  116
Adjusted Outstanding Shares of Telephony Group Common Stock . . . . . . . .  114
Adverse Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72
AirTouch  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
APC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Appraisal Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98
Appraiser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98
AT&T  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
AT&T Wireless . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
Available Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Bell Atlantic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
Bell Operating Company Affiliated Enterprise  . . . . . . . . . . . . . . . . 73
BellSouth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
BizTel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63
Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Brief . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70
Cable Parents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50
Cable Partner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66
Cable Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Cablevision Acquisition . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
CERFnet Acquisition . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Class A Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Class B Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . 97
CLEC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  140
Comcast . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Comcast Service Area  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
Commission  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Committed Acquisition Shares  . . . . . . . . . . . . . . . . . . . . . . . . 98
Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Communications Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77
Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Company Earnings (Loss) Attributable to the Liberty Media Group . . . . . .  108
Continental . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Contingency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  134
Convertible Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
Court of Appeals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83
Cox . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Cox Contributed Property  . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Cox-California  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

CTIA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Cut-Off Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
Deadlock Event  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
Declining Partner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
Defaulting Partner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
Delinquent Partner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
DGCL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
Disposition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
EPA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
ETC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Exclusive Limited Partner . . . . . . . . . . . . . . . . . . . . . . . . . . 24
Executive Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 93
FAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
FCC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
FDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
Fifteen Year Treasury Rate  . . . . . . . . . . . . . . . . . . . . . . . .  129
Final Judgment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
First Appraiser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Groups  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
HFC Plant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
Higher Appraised Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
Holdings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Independent Committee . . . . . . . . . . . . . . . . . . . . . . . . . . .  113
Inter-Group Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
Interconnection Orders  . . . . . . . . . . . . . . . . . . . . . . . . . . . 83
Interested Person . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74
International Purchase Agreement. . . . . . . . . . . . . . . . . . . . . .  142
International Offering  . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
International Representatives . . . . . . . . . . . . . . . . . . . . . . .  142
International Underwriters  . . . . . . . . . . . . . . . . . . . . . . . .  142
Intersyndicate Agreement  . . . . . . . . . . . . . . . . . . . . . . . . .  143
Junior Exchange Notes . . . . . . . . . . . . . . . . . . . . . . . . . . .  128
Liberty Media Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 99
Liberty Media Group Available Dividend Amount . . . . . . . . . . . . . . .  108
Liberty Media Group Common Stock  . . . . . . . . . . . . . . . . . . . . . .  2
Liberty Media Group Common Stock Per Share Value  . . . . . . . . . . . . .  116
Liberty Media Group Distribution  . . . . . . . . . . . . . . . . . . . . . . 98
Liberty Media Group Inter-Group Interest Fraction . . . . . . . . . . . . .  100
Liberty Media Group Net Proceeds  . . . . . . . . . . . . . . . . . . . . .  100
Liberty Media Group Optional Conversion Ratio . . . . . . . . . . . . . . .  115
Liberty Media Group Outstanding Interest Fraction . . . . . . . . . . . . .  100
Liberty Media Group Private Market Value  . . . . . . . . . . . . . . . . .  115
Liberty Media Group Subsidiaries  . . . . . . . . . . . . . . . . . . . . .  121
Liberty Stock Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . 97
Liquidation Preference  . . . . . . . . . . . . . . . . . . . . . . . . . .  134
Lower Appraised Amount  . . . . . . . . . . . . . . . . . . . . . . . . . .  101
Market Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . .  101
Market Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  101
Mediator  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70
Mutually Appraised Amount . . . . . . . . . . . . . . . . . . . . . . . . .  101
Mutually Designated Appraiser . . . . . . . . . . . . . . . . . . . . . . .  101
New York Franchise  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88
NJBPU . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
Nonresident Alien . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  141
Number of Shares Issuable with Respect to the Telephony Group Inter-Group
Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

NYNEX . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
NYPSC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
Offerings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Parent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Parents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Partner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Partners  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Partnership Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
Partnership Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
PCIA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
PCS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
PCS Ventures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Percentage Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
PhillieCo . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Pioneer's Preference  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78
Pre-Distribution Convertible Securities . . . . . . . . . . . . . . . . . .  103
Premium Call  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
Premium Dollars . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
PrimeCo . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
Purchase Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71
Qualifying Subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . .  103
Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Representatives . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 68
Required Majority Vote  . . . . . . . . . . . . . . . . . . . . . . . . . . . 69
ResTel Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Revolving Credit Facility . . . . . . . . . . . . . . . . . . . . . . . . . . 23
Satco Spin-off  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Second Appraiser  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  104
Second Tranche Call . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
Securities Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Selection Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  104
Series A Liberty Media Group Common Stock . . . . . . . . . . . . . . . . . .  2
Series A TCI Group Common Stock . . . . . . . . . . . . . . . . . . . . . . .  2
Series A Telephony Group Common Stock . . . . . . . . . . . . . . . . . . . .  1
Series B Liberty Media Group Common Stock . . . . . . . . . . . . . . . . . .  2
Series B TCI Group Common Stock . . . . . . . . . . . . . . . . . . . . . . .  2
Series B Telephony Group Common Stock . . . . . . . . . . . . . . . . . . . .  2
Series D Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Series E Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Series F Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Series G Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Series H Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Series Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . 97
Service . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
share distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  109
Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
SNET  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89
Special Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  131
Sprint  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Sprint Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . 60
Sprint PCS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Sprint PCS Partnerships . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Sprint Spectrum . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Sprint Spectrum Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Sprint Spectrum Registration Statement  . . . . . . . . . . . . . . . . . . .  2
State PSCs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84

Stated Liquidation Value  . . . . . . . . . . . . . . . . . . . . . . . . .  128
Stockholders Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
TCG . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
TCG Reorganization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
TCI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
TCI Charter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
TCI Earnings (Loss) Attributable to the Telephony Group . . . . . . . . . .  108
TCI Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  104
TCI Group Available Dividend Amount . . . . . . . . . . . . . . . . . . . .  108
TCI Group Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
TCI Telephony . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
TCI Telephony Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . 19
TCIC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
TCNY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 88
Telephony Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Telephony Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  105
Telephony Group Amendment . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Telephony Group Available Dividend Amount . . . . . . . . . . . . . . . . .  108
Telephony Group Common Stock  . . . . . . . . . . . . . . . . . . . . . . . .  2
Telephony Group Common Stock Per Share Value  . . . . . . . . . . . . . . .  114
Telephony Group Inter-Group Interest Fraction . . . . . . . . . . . . . . .  106
Telephony Group Net Proceeds  . . . . . . . . . . . . . . . . . . . . . . .  106
Telephony Group Optional Conversion Ratio . . . . . . . . . . . . . . . . .  113
Telephony Group Outstanding Interest Fraction . . . . . . . . . . . . . . .  107
Telephony Group Private Market Value  . . . . . . . . . . . . . . . . . . .  113
Teleport  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Teleport Class A Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Teleport Class B Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
TELRIC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84
TIN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  141
Total Mandatory Contributions . . . . . . . . . . . . . . . . . . . . . . . . 66
TTS--Delaware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
U.S. Representatives. . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
U.S. Underwriters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
U.S. Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
U.S. Purchase Agreement . . . . . . . . . . . . . . . . . . . . . . . . . .  142
Underwriters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
US WEST . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
Vendors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
VII Cable Acquisition . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Voting Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  139
Western . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 82
Wireless Exclusive Services . . . . . . . . . . . . . . . . . . . . . . . . . 25
WTA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 92
WTCI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
WTCI Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
WTR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30

                                                                         ANNEX B

                           GLOSSARY OF SELECTED TERMS

       Access Charges: The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

       Analog: A method of transmission where the wave form of the output signal is analogous to the wave form of the input signal.

       ATM (Asynchronous Transfer Mode): A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including LANs.

       BOC (Bell Operating Company): A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

       BTA:  Basic Trading Area.

       CAP (Competitive Access Provider): A company that provides dedicated services (private line, local transport and special access) telecommunications services as an alternative to the ILEC.

       CDMA (Code Division Multiple Access): A digital spread-spectrum wireless technology which allows a large number of users to access a single frequency band that assigns a code to all speech bits, sends a scrambled transmission of the encoded speech over the air and reassembles the speech to its original format.

       CLEC (Competitive Local Exchange Carrier): A company that provides local exchange services in competition with the incumbent local exchange carrier

       CMRS:  Commercial Mobile Radio Service.

       Dedicated Lines: Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

       Digital: A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude any distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

       Digital Protocols: Technologies such as CDMA and TDMA which manage the communication for digital signal transmission.

       ESMR (Enhanced Specialized Mobile Radio): A radio communications system that employs digital technology with a multi-site configuration that permits frequency reuse but used in the SMR frequencies, offering enhanced dispatch services to traditional analog SMR users.

       FCC:  Federal Communications Commission.

       Fiber Miles: The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of "route mile"below.

       Frequency: The number of cycles per second, expressed in hertz, of a periodic oscillation or wave in radio propagation.

       GSM (Global System for Mobile Communications): The standard digital cellular telephone service in Europe and Japan, guided by a set of standards specifying the infrastructure for digital cellular service, including the radio interface (900 MHz), switching, signaling, and intelligent network.

       Hand-Off: The act of transferring communication with a mobile unit from one base station to another. A hand-off transfers a call from the current base station to the new base station. A "soft" hand-off establishes communications with a new cell before terminating communications with the old cell.

       HFC (Hybrid Fiber Coaxial): A new technology consisting of fiber optic distribution facilities and coaxial cable deployed to the home or business. This technology enables the operator to offer a wide variety of two-way broadband services, including telecommunications and entertainment.

       ILECs (Incumbent Local Exchange Carriers): The local phone companies, either a BOC or an independent (such as GTE) which provides local exchange services.

       Internet: The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

       ISDN (Integrated Services Digital Network): ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

       IXC (Interexchange Carrier):  a long distance carrier.

       LANs (Local Area Networks): The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

       LATA (Local Access and Transport Area): The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment unless and until redefined by the FCC pursuant to the Telecommunications Act of 1996.

       LEC:  Local Exchange Carrier.

       LEO Satellite (Low Earth Orbit Satellite): A LEO satellite moves a few hundred miles in orbit around the Earth. The primary advantage of LEOs is that the terrestrial-based transmitting terminal does not have to be very powerful because the LEO satellite is closer to the Earth than traditional geostationary satellites which are placed in geosynchronous orbit (22,300 miles) directly over the earth's equator.

       Local Exchange: A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

       Local Exchange Service/Local Exchange Telephone Service: Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

       Local Transport Services: Dedicated lines between the ILEC's central offices and long distance carrier Pops used to carry switched traffic.

       Microwave Relocation: The transferral of the businesses and public safety agencies which currently utilize radio spectrum within or adjacent to the spectrum allocated to PCS licensees by the FCC.

       MTA:  Major Trading Area.

       Nodes: An individual point of origination and termination or intersection on the network, usually where electronics are housed.

       Pops: A shorthand abbreviation for the population covered by a license or group of licenses. Unless otherwise noted, as used herein Pops means the Donnelley Marketing Service estimate of the December 31, 1995 population of a geographic area.

       POTS (Plain Old Telephone Service): The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

       Private line: A private, dedicated telecommunications link between different customer locations (excluding long distance carrier Pops).

       PUC (Public Utility Commission): A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ("PSC").

       RBOC (Regional Bell Operating Company): The holding company which owns a BOC.

       Reciprocal Compensation: An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

       Redundant Electronics: A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

       RF:  Radio Frequency.

       Roaming: A service offered by mobile communications carriers which allows subscribers to use their handset while in the service area of another carrier. Roaming agreements are negotiated between carriers.

       Route Mile: The number of miles along which fiber optic cables are installed.

       SMR (Specialized Mobile Radio): A two-way analog mobile radio telephone system typically used for dispatch services such as truck and taxi fleets.

       SONET (Synchronous Optical Network): A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

       Special Access Services: The lease of private, dedicated telecommunications lines or circuits on an ILEC's or a CAP's network which run to or from the long distance carrier's Pops. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between Pops of a single long distance carrier, from one long-distance carrier's Pop to another long distance carrier's POP or from an enduser to its long distance carrier's Pop.

       Switch: A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

       Switched Access Services: The connection between a long distance carrier's Pop and an end user's premises through the switching facilities of a local exchange carrier.

       TDMA (Time Division Multiple Access): A digital spread-spectrum technology which allocates a discrete amount of frequency bandwidth to each user in order to permit more than one simultaneous conversation on a single RF channel.

                                                                         ANNEX C

                         ILLUSTRATION OF CERTAIN TERMS

       The following illustrations demonstrate the method of calculation of the Inter-Group Interest of the TCI Group in the Telephony Group and the application of certain terms of the Telephony Group Common Stock based on the assumptions set forth herein and using 825 million shares as the number of authorized shares of Telephony Group Common Stock, 100 million shares as the initial Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest and 10 million shares as the number of shares of Series A Telephony Group Common Stock sold in the Offerings, with the proceeds of such sale being credited entirely to the Telephony Group, as diagramed below.
Unless otherwise specified, each illustration below should be read independently as if none of the other transactions illustrated in this Annex C had occurred. Actual calculations may be slightly different due to rounding. The following illustrations are not intended to be complete and are qualified in their entirety by the more detailed information contained in this Prospectus and the other Annexes thereto. Capitalized terms used herein have the respective meanings ascribed to them in this Prospectus. See Annex A--Index of Certain Defined Terms.

         Before Offerings                                After Offerings
         ----------------                                ---------------
100 million Number of Shares Issuable with     100 million Number of Shares Issuable with
Respect to the Telephony Group Inter-Group     Respect to the Telephony Group Inter-Group
Interest                                       Interest

725 million Available Shares                   715 million Available Shares

                                               10 million Outstanding Shares

       At any given time, the Telephony Group Outstanding Interest Fraction, which represents the percentage interest in the equity value of TCI attributable to the Telephony Group that is represented by the outstanding shares of Telephony Group Common Stock, would be equal to:


               OUTSTANDING SHARES OF TELEPHONY GROUP COMMON STOCK
--------------------------------------------------------------------------------
OUTSTANDING SHARES OF TELEPHONY GROUP COMMON STOCK + NUMBER OF SHARES ISSUABLE WITH RESPECT TO THE TELEPHONY GROUP INTER-GROUP INTEREST


         The balance of the equity of the Telephony Group is represented by the TCI Group's Inter-Group Interest in the Telephony Group and, at any given time, the Telephony Group Inter-Group Interest Fraction, which represents the percentage interest in the equity value of TCI attributable to the Telephony Group that is attributed to the TCI Group, would be equal to:


           NUMBER OF SHARES ISSUABLE WITH RESPECT TO THE TELEPHONY
                          GROUP INTER-GROUP INTEREST
--------------------------------------------------------------------------------
OUTSTANDING SHARES OF TELEPHONY GROUP COMMON STOCK + NUMBER OF SHARES ISSUABLE WITH RESPECT TO THE TELEPHONY GROUP INTER-GROUP INTEREST

         The sum of the Telephony Group Outstanding Interest Fraction and the Telephony Group Inter-Group Interest Fraction would always equal 100%.

THE OFFERINGS


         o The following illustration assumes the initial issuance of 10 million shares of Series A Telephony Group Common Stock in the Offerings. The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be 100 million shares immediately following the Offering. As a result, the Telephony Group Inter-Group Interest Fraction would be 90.9%, calculated as follows:

                                     100 million
                                ------------------------
                                10 million + 100 million


                 The Telephony Group Outstanding Interest Fraction would accordingly represent an interest of 9.1% in the Telephony Group.

         o The shares sold in the Offerings would be entitled to vote and in the aggregate would represent a percentage equity interest in the Telephony Group equal to the Telephony Group Outstanding Interest Fraction. The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would not be issued, outstanding or entitled to vote.

         o Immediately after the Offerings, TCI would have 815 million authorized and unissued shares of Telephony Group Common Stock remaining (825 million minus 10 million issued and outstanding) of which 715 million represent Available Shares. Authorized and unissued shares may be issued without further action by shareholders and if issued from Available Shares would result in the reduction of the percentage equity interest of existing holders and may be issued at prices which could dilute the equity interest of existing holders. The issuance and sale of any of the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, however, would not dilute the percentage equity interest in the Telephony Group of a holder of Telephony Group Common Stock because the number of shares that would be used in the denominator for such calculation would remain the same after any such issue.

         o In addition, with a Telephony Group Outstanding Interest Fraction of 9.1% (and a Telephony Group Inter-Group Interest Fraction of 90.9%), the financial statements of the Telephony Group would be charged in respect of the Inter-Group Interest with an amount equal to 999% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (90.9%) to the Telephony Group Outstanding Interest Fraction (9.1%)) of the aggregate amount of any dividend or other distribution paid on the outstanding shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock or in certain other securities). If, for example, a dividend of $1 per share were declared and paid on the 10 million shares of Telephony Group Common Stock outstanding (an aggregate of $10 million), the TCI Group would be credited with $99.9 million, and the Telephony Group would be charged with that amount in addition to the $10 million dividend on the outstanding shares of Telephony Group Common Stock (a total of $109.9 million). An example of the effects of a distribution of Telephony Group Common Stock is set forth below under the caption "TELEPHONY GROUP COMMON STOCK DIVIDENDS."

FUTURE OFFERINGS OF TELEPHONY GROUP COMMON STOCK

         The following illustrations reflect the sale by TCI of 15 million additional shares of Telephony Group Common Stock on a date on which the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is 100 million.

         OFFERINGS FOR THE TELEPHONY GROUP

         Assume all such shares are identified as issued for the account of the Telephony Group, with the net proceeds credited to the Telephony Group.

                  Shares previously issued and outstanding  . . . . . . .     10 million
                  Newly issued shares . . . . . . . . . . . . . . . . . .     15 million
                                                                              ----------
                  Total shares issued and outstanding after offering  . .     25 million
                                                                              ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would not be changed by the issuance of any shares of Telephony Group Common Stock for the account of the Telephony Group.

         o The Telephony Group Outstanding Interest Fraction would be 20%, calculated as follows:

                                      25 million
                                ------------------------
                                 25 million + 100 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 80% in the Telephony Group.

         o TCI would have 800 million authorized and unissued shares of Telephony Group Common Stock remaining (825 million minus 25 million issued and outstanding).

         OFFERING FOR THE TCI GROUP

         Assume all of such shares are identified as issued for the account of the TCI Group with respect to the Inter-Group Interest, with the net proceeds credited to the TCI Group.

                 Shares previously issued and outstanding  . . . . . . . .  10 million
                 Newly issued shares . . . . . . . . . . . . . . . . . . .  15 million
                                                                            ----------
                 Total shares issued and outstanding after offering  . . .  25 million
                                                                            ==========

         o The Number of Shares Issuable with Respect to the Telephony Inter-Group Interest would decreased by the number of shares of Telephony Group Common Stock issued for the account of the TCI Group.

                 Number of Shares Issuable with Respect to the Telephony Group
                   Inter-Group Interest prior to offering  . . . . . . . . . . . . . .  100 million
                 Shares issued in offering . . . . . . . . . . . . . . . . . . . . . .   15 million
                 Number of Shares Issuable with Respect to the Telephony Group          -----------
                   Inter Group Interest after offering . . . . . . . . . . . . . . . .   85 million
                                                                                        ===========

         o The Telephony Group Outstanding Interest Fraction would be 22.7%, calculated as follows:


                                   25 million
                            ------------------------
                            25 million + 85 million


                 The Telephony Inter-Group Interest Fraction would accordingly represent an interest of 77.3% in the Telephony Group.

         o TCI would have 800 million authorized and unissued shares of Telephony Group Common Stock remaining (825 million minus 25 million issued and outstanding).

          OFFERINGS OF CONVERTIBLE SECURITIES FOLLOWING THE OFFERINGS

         If TCI were to issue any debt or preferred stock convertible into shares of Telephony Group Common Stock, the Telephony Group Inter-Group Interest Fraction and the Telephony Group Outstanding Interest Fraction would be unchanged at the time of such issuance. If any shares of Telephony Group Common Stock were issued upon conversion of such convertible security, however, then the Telephony Inter-Group Interest Fraction and the Telephony Group Outstanding Interest Fraction would be affected in a manner similar to that shown above under "Offering for the Telephony Group," if such convertible security were attributed to the Telephony Group, or under "Offering for the TCI Group," if such convertible security were attributed to the TCI Group.

PURCHASES OF TELEPHONY GROUP COMMON STOCK

         The following two illustrations reflect the purchase by TCI of 5 million shares of Telephony Group Common Stock, which are retired or otherwise cease to be outstanding following their purchase. The illustrations assume that there are 25 million shares outstanding prior to the purchase and that the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest prior to such purchase is 85 million.

         PURCHASE WITH TELEPHONY GROUP FUNDS

         Assume all such shares are identified as having been purchased with funds attributed to the Telephony Group, with the Telephony Group being charged with the consideration paid for such shares.

                 Shares previously issued and outstanding  . . . . . . . .   25 million
                 Shares purchased  . . . . . . . . . . . . . . . . . . . .    5 million
                                                                             ----------
                 Total shares issued and outstanding after purchase  . . .   20 million
                                                                             ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would not be changed by the purchase of any shares of Telephony Group Common Stock which are purchased with funds attributed to the Telephony Group.

         o The Telephony Group Outstanding Interest Fraction would be 19%, calculated as follows:



                                  20 million
                           -----------------------
                           20 million + 85 million

                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 81% in the Telephony Group.

         o In this case, the TCI Group would be credited, and the Telephony Group would be charged, with an amount equal to 426% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (81%) to the Telephony Group Outstanding Interest Fraction (19%)) of the aggregate amount of any dividend or other distribution paid on the outstanding shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock or certain other securities).

         o TCI would have 805 million authorized and unissued shares of Telephony Group Common Stock (825 million minus 20 million issued and outstanding).

         PURCHASE WITH TCI GROUP FUNDS

         Assume all such shares are identified as having been purchased with funds attributed to the TCI Group, with the TCI Group being charged with the consideration paid for such shares.

                 Shares previously issued and outstanding  . . . . . . .    25 million
                 Shares purchased  . . . . . . . . . . . . . . . . . . .     5 million
                                                                            ----------
                 Total shares issued and outstanding after purchase  . .    20 million
                                                                            ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be increased by the number of shares of Telephony Group Common Stock which are so purchased with funds attributed to the TCI Group.

                 Number of Shares Issuable with Respect to the Telephony Group
                   Inter-Group Interest prior to purchase  . . . . . . . . . . . . .    85 million
                 Shares purchased  . . . . . . . . . . . . . . . . . . . . . . . . .     5 million
                 Number of Shares Issuable with Respect to the Telephony Group          ----------
                   Inter-Group Interest after purchase . . . . . . . . . . . . . . .    90 million
                                                                                        ==========

         o The Telephony Group Outstanding Interest Fraction would be 18.2% calculated as follows:

                                  20 million
                            -----------------------
                           20 million + 90 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 81.8 % in the Telephony Group.

         o In this case, the TCI Group would be credited, and the Telephony Group would be charged, with an amount equal to 449% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (81.8%) to the Telephony Group Outstanding Interest Fraction (18.2%)) of the aggregate amount of any dividend or other distribution paid on the outstanding shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock or in certain other securities).

         o TCI would have 805 million authorized and unissued shares of Telephony Group Common Stock (825 million minus 20 million issued and outstanding).


TRANSFERS OF ASSETS BETWEEN THE TCI GROUP AND THE TELEPHONY GROUP

         CONTRIBUTION OF ASSETS FROM THE TCI GROUP TO THE TELEPHONY GROUP

         The following illustration reflects the contribution by the TCI Group to the Telephony Group with respect to the Inter-Group Interest of $100 million of assets attributed to the TCI Group on a date on which the Market Value of the Telephony Group Common Stock is $20 per share.

                 Shares previously issued and outstanding  . . . . . . . . . .   10 million
                 Newly issued shares . . . . . . . . . . . . . . . . . . . . .            0
                                                                                 ----------
                 Total shares issued and outstanding after contribution  . . .   10 million
                                                                                 ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be increased to reflect the contribution to the Telephony Group of assets theretofore attributed to the TCI Group.

                  Number of Shares Issuable with Respect to the Telephony Inter-
                  Group Interest prior to contribution  . . . . . . . . . . . . . . .        100 million
                  Adjustment to reflect contribution to the Telephony Group of
                  assets attributed to the TCI Group ($100 million divided by $20). .          5 million
                  Number of Shares Issuable with Respect to the Telephony Inter-             -----------
                  Group Interest after contribution . . . . . . . . . . . . . . . . .        105 million
                                                                                             ===========

         o The Telephony Group Outstanding Interest Fraction would be 8.7%, calculated as follows:


                                  10 million
                           ------------------------
                           10 million + 105 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 91.3% in the Telephony Group.

         o In this case, the TCI Group would be credited, and the Telephony Group would be charged, with an amount equal to 1049% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (91.3%) to the Telephony Group Outstanding Interest Fraction (8.7%)) of the aggregate amount of any dividend or other distribution paid on the outstanding shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock or in certain other securities).

         o TCI would have 815 million authorized and unissued shares of Telephony Group Common Stock (825 million minus 10 million issued and outstanding).

          TRANSFER OF ASSETS FROM THE TELEPHONY GROUP TO THE TCI GROUP

         The following illustration reflects the transfer by the Telephony Group to the TCI Group in reduction of the Inter-Group Interest of $100 million of assets attributed to the Telephony Group on a date on which the Market Value of Telephony Group Common Stock is $20 per share and the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is $100 million.

                 Shares previously issued and outstanding  . . . . . . .   10 million
                 Shares purchased  . . . . . . . . . . . . . . . . . . .            0
                                                                           ----------
                 Total shares issued and outstanding after transfer  . .   10 million
                                                                           ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be decreased to reflect the contribution to the TCI Group of assets theretofore attributed to the Telephony Group.

                 Number of Shares Issuable with Respect to the Telephony Group
                   Inter-Group Interest prior to transfer  . . . . . . . . . . . . .        100 million
                 Adjustment to reflect transfer to the TCI Group of assets
                 attributed to the Telephony Group   . . . . . . . . . . . . . . . .          5 million
                 Number of Shares Issuable with Respect to the Telephony Group              -----------
                   Inter-Group Interest after transfer . . . . . . . . . . . . . . .         95 million
                                                                                            ===========

         The Telephony Group will not make transfers of assets to the TCI Group in reduction of the Inter-Group Interest if the effect would be to reduce the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest to less than zero. The Telephony Group cannot have an interest in the TCI Group corresponding to the Inter-Group Interest.

         o The Telephony Group Outstanding Interest Fraction would be 9.5%, calculated as follows:


                                  10 million
                           -----------------------
                           10 million + 95 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 90.5% in the Telephony Group.

         o In this case, the TCI Group would be credited, and the Telephony Group would be charged, with an amount equal to 953% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (90.5%) to the Telephony Group Outstanding Interest Fraction (9.5%)) of the aggregate amount of any dividend or other distribution paid on the outstanding shares of Telephony Group Common Stock (other than a dividend or other distribution payable in shares of Telephony Group Common Stock or in certain other securities).

         o TCI would have 115 million authorized and unissued shares of Telephony Group Common Stock (825 million minus 10 million issued and outstanding).

TELEPHONY GROUP COMMON STOCK DIVIDENDS

         The following illustrations reflect dividends of Telephony Group Common Stock on outstanding Telephony Group Common Stock and outstanding TCI Group Common Stock, respectively, on a date on which the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is 100 million.

         TELEPHONY GROUP COMMON STOCK DIVIDEND ON TELEPHONY GROUP COMMON STOCK

         Assume TCI declares a dividend of one-half of one share of Telephony Group Common Stock on each outstanding share of Telephony Group Common Stock.

                 Shares previously issued and outstanding  . . . . . . .     10 million
                 Newly issued shares . . . . . . . . . . . . . . . . . .      5 million
                                                                             ----------
                 Total shares issued and outstanding after dividend  . .     15 million
                                                                             ==========

         o The Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would be increased proportionately to reflect the stock dividend payable in shares of Telephony Group Common Stock to holders of Telephony Group Common Stock.

                  Number of Shares Issuable with Respect to the Telephony Group
                    Inter-Group Interest prior to dividend  . . . . . . . . . . . . .        100 million
                  Adjustment to reflect dividend of shares on outstanding shares of
                    Telephony Group Common Stock  . . . . . . . . . . . . . . . . . .         50 million
                  Number of Shares Issuable with Respect to the Telephony Group              -----------
                    Inter-Group Interest after dividend . . . . . . . . . . . . . . .        150 million
                                                                                             ===========


         o The Telephony Group Outstanding Interest Fraction would be 9.1%, calculated as follows:


                                  15 million
                           -------------------------
                           15 million + 150 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 90.9% in the Telephony Group. The Telephony Group Outstanding Interest Fraction and the Telephony Group Inter-Group Interest Fraction would be unchanged from the corresponding percentages prior to the dividend.

         o TCI would have 810 million authorized and unissued shares of Telephony Group Common Stock remaining (825 million minus 15 million issued and outstanding).

         TELEPHONY GROUP COMMON STOCK DIVIDEND ON TCI GROUP COMMON STOCK

         Assume an aggregate of 800 million shares of TCI Group Common Stock are outstanding and TCI declares a dividend of one-tenth of one share of Telephony Group Common Stock on each outstanding share of TCI Group Common Stock.

                 Shares previously issued and outstanding  . . . . . . .    10 million
                 Newly issued shares . . . . . . . . . . . . . . . . . .    80 million
                                                                            ----------
                 Total shares issued and outstanding after dividend  . .    90 million
                                                                            ==========

         o Any dividend of shares of Telephony Group Common Stock on the outstanding shares of TCI Group Common Stock will be treated as a dividend payable from the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest. As a result, the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest would decrease by the number of shares of Telephony Group Common Stock distributed on the outstanding shares of TCI Group Common Stock as a dividend.

                 Number of Shares Issuable with Respect to the Telephony Group
                   Inter-Group Interest prior to dividend  . . . . . . . . . . . . .  100 million
                 Shares distributed on outstanding shares of TCI Group Common Stock    80 million
                 Number of Shares Issuable with Respect to the Telephony Group        -----------
                   Inter-Group Interest after dividend . . . . . . . . . . . . . . .   20 million
                                                                                      ===========

         TCI will not distribute to holders of TCI Group Common Stock as a dividend a number of shares of Telephony Group Common Stock exceeding the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest.

         o The Telephony Group Outstanding Interest Fraction would be 81.8%, calculated as follows:


                                  90 million
                           -----------------------
                           90 million + 20 million


                 The Telephony Group Inter-Group Interest Fraction would accordingly represent an interest of 18.2% in the Telephony Group.

         o TCI would have 735 million authorized and unissued shares of Telephony Group Common Stock remaining (825 million minus 90 million issued and outstanding).

CERTAIN CONVERSION, REDEMPTION AND SPECIAL DIVIDEND PROVISIONS

         The following illustrations reflect (a) conversion of the Telephony Group Common Stock at the option of TCI, (b) mandatory dividend, redemption or conversion of the Telephony Group Common Stock following the Disposition of all or substantially all of the properties and assets of the Telephony Group and
(c) redemption of all of the Telephony Group Common Stock in exchange for stock of a subsidiary holding all the assets and liabilities of the Telephony Group, in each case assuming that (i) the number of outstanding shares of Telephony Group Common Stock is 10 million and (ii) the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest is 100 million.

         CONVERSION AT THE OPTION OF TCI

         Assume that TCI elects to convert the Telephony Group Common Stock into TCI Group Common Stock at the Telephony Group Optional Conversion Ratio, the Telephony Group Private Market Value is determined to be $2.2 billion and the number of shares of Telephony Group Common Stock deemed to be issued upon the conversion, exercise or exchange of Convertible Securities that are convertible into or exercisable or exchangeable for Telephony Group Common Stock is 10 million.

         o The Adjusted Outstanding Shares of Telephony Group Common Stock would be 120 million (representing the sum of (i) the number of outstanding shares of Telephony Group Common Stock,
                 (ii) the Number of Shares Issuable with Respect to the Telephony Group Inter-Group Interest, and (iii) the number of shares of Telephony Group Common Stock deemed to be issued upon the conversion, exercise or exchange of Convertible Securities convertible into or exercisable or exchangeable for Telephony Group Common Stock), calculated as follows:

                    10 million + 100 million + 10 million


         o The Telephony Group Common Stock Per Share Value would be $18.33 (representing the quotient of the Telephony Group Private Market Value ($2.2 billion) and the Adjusted Outstanding Shares of Telephony Group Common Stock (120 million)).

         o In this case, assuming that the average Market Value of the Series A TCI Group Common Stock for the 20-Trading Day period ending on the Trading Day preceding the date as of which the Telephony Group Private Market Value is determined is $15, the Telephony Group Optional Conversion Ratio would be 1.222 (representing the quotient of the Telephony Group Common Stock Per Share Value ($18.33) and such average Market Value of the Series A TCI Group Common Stock ($15)), and each outstanding share of Telephony Group Common would be converted into 1.222 shares of TCI Group Common Stock.

         MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF TELEPHONY GROUP COMMON STOCK

         Assume that a Disposition of all (not merely substantially all) of the properties and assets of the Telephony Group occurs and the Net Proceeds from such Disposition equal $2.2 billion.

         o If TCI elected to redeem all outstanding shares of Telephony Group Common Stock, the aggregate redemption price would be $200 million (representing the product of the Telephony Group Outstanding Interest Fraction and the Net Proceeds of such Disposition), calculated as follows:

                                  10 million
                           -------------------------   x $2.2 billion
                           10 million + 100 million



                 In this case, each outstanding share of Telephony Group Common Stock would be redeemed in exchange for $20 per share (representing the quotient of the aggregate redemption price ($200 million) and the number of outstanding shares of Telephony Group Common Stock (10 million)).

         o If TCI elected to convert the Telephony Group Common Stock into TCI Group Common Stock, assuming that the Market Value of one share of Series A Telephony Group Common Stock on each Trading Day during the ten-Trading Day period beginning on the 16th Trading Day following the consummation of such Disposition is $20 and the Market Value of one share of Series A TCI Group Common Stock on each Trading Day during such period is $15, the Telephony Group Common Stock would be converted into TCI Group Common Stock at a ratio of 1.467 (representing 110% of the average daily ratio during such period of the Market Value of one share of Series A Telephony Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock) shares of TCI Group Common Stock for each share of Telephony Group Common Stock.

         Assume that a Disposition of substantially all (but not all) of the properties and assets of the Telephony Group occurs and the Net Proceeds from such Disposition equal $2.2 billion.

         o If TCI elected to pay a dividend to the holders of Telephony Group Common Stock, the aggregate amount of such dividend would be $200 million (representing the product of the Telephony Group Outstanding Interest Fraction and the Net Proceeds of such Disposition), calculated as follows:

                                  10 million
                           -------------------------   x $2.2 billion
                           10 million + 100 million


                 In this case, the TCI Group would be credited, and the Telephony Group would be charged, with $2 billion, an amount equal to 999% (representing the ratio of the Telephony Group Inter-Group Interest Fraction (90.9%) and the Telephony Group Outstanding Interest Fraction (9.1%)) of the aggregate amount of such dividend.

         o If TCI elected to redeem shares of Telephony Group Common Stock, the aggregate redemption price would be $200 million (representing the product of the Telephony Group Outstanding Interest Fraction and the Net Proceeds of such Disposition), calculated as follows:

                                  10 million
                           -------------------------   x $2.2 billion
                           10 million + 100 million


                 In this case, assuming that the average Market Value of one share of Series A Telephony Group Common Stock for the ten-Trading Day period beginning on the 16th Trading Day following the consummation of such Disposition is $25, an aggregate of 8 million (equal to the quotient of the aggregate redemption price and such average Market Value) shares of Telephony Group Common Stock would be redeemed in exchange for $25 per share.

         o If TCI elected to convert the Telephony Group Common Stock into TCI Group Common Stock, assuming that the Market Value of one share of Series A Telephony Group Common Stock on each Trading Day during the ten-Trading Day period referred to in the preceding paragraph is $25 and the Market Value of one share of Series A TCI Group Common Stock on each Trading Day during such period is $15, the Telephony Group Common Stock would be converted into TCI Group Common Stock at a ratio of
                 1.833 (representing 110% of the average daily ratio during such period of the Market Value of one share of Series A Telephony Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock) shares of TCI Group Common Stock for each share of Telephony Group Common Stock.

         REDEMPTION IN EXCHANGE FOR STOCK OF QUALIFYING SUBSIDIARY

         Assume that TCI elects to redeem all of the outstanding shares of Telephony Group Common Stock in exchange for shares of common stock of a Qualifying Subsidiary and that the total number of outstanding shares of common stock of the Qualifying Subsidiary owned by TCI is 220 million.

         o In this case, shares of Telephony Group Common Stock would be redeemed in exchange for an aggregate number of shares of common stock of the Qualifying Subsidiary equal to 30 million (representing the product of the Telephony Group Outstanding Interest Fraction and the number of shares of common stock of the Telephony Group Subsidiary), calculated as follows:



                                  10 million
                           -------------------------   x  220 million
                           10 million + 100 million


                 In this case, each outstanding share of Telephony Group Common Stock would be redeemed in exchange for 2 shares of common stock of the Qualifying Subsidiary, and TCI would retain 200 million shares of common stock of the Qualifying Subsidiary.

================================================================================

         NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TCI OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES A TELEPHONY GROUP COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF TCI SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Incorporation of Documents by Reference . . . . . . . . . . . . . . . . . . .  3
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
Capitalization of TCI . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
Capitalization of Telephony Group . . . . . . . . . . . . . . . . . . . . . . 45
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46
Inter-Group Interest in the Telephony Group . . . . . . . . . . . . . . . . . 46
Description of the Telephony Group  . . . . . . . . . . . . . . . . . . . . . 50
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89
Management and Allocation Policies  . . . . . . . . . . . . . . . . . . . . . 93
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . 97
Certain United States Tax Consequences to
  Holders of Telephony Group Common Stock . . . . . . . . . . . . . . . . .  140
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  144
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  144
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  F-1
Index of Certain Defined Terms  . . . . . . . . . . . . . . . . . . . . . .  A-1
Glossary of Selected Terms  . . . . . . . . . . . . . . . . . . . . . . . .  B-1
Illustration of Certain Terms . . . . . . . . . . . . . . . . . . . . . . .  C-1

================================================================================

================================================================================

                                  ___SHARES

                           TELE-COMMUNICATIONS, INC.





                       TELE-COMMUNICATIONS, INC. SERIES A
                          TELEPHONY GROUP COMMON STOCK
                               ($1.00 PAR VALUE)




                               ---------------
                                  PROSPECTUS
                               ---------------




                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON BROTHERS INC



                                     , 1997

================================================================================

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has been filed   *
*  with the Securities and Exchange Commission.  These securities may     *
*  not be sold nor may offers to buy be accepted prior to the time the    *
*  registration statement becomes effective.  This prospectus shall not   *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there by any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any State.  *
*                                                                         *
***************************************************************************

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 15, 1997
PROSPECTUS
                              ____________ SHARES

                           TELE-COMMUNICATIONS, INC.

                     SERIES A TELEPHONY GROUP COMMON STOCK

       Of the _____ shares (the "Shares") of Tele-Communications, Inc. Series A Telephony Group Common Stock, par value $1.00 per share (the "Series A Telephony Group Common Stock"), offered hereby, _____ shares initially are being offered in the United States and Canada by the U.S. Underwriters (as defined herein) (the "U.S. Offering") and _____ shares initially are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (as defined herein) (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for both Offerings. See "UNDERWRITING."

       The Series A Telephony Group Common Stock is common stock of Tele-Communications, Inc. ("TCI" or the "Company") and is intended to reflect the separate performance of the Telephony Group of TCI. The Telephony Group presently consists principally of (i) TCI's investments in the PCS Ventures (as defined herein), including TCI's 30.0% partnership interest in the Sprint PCS Partnerships (as defined herein), and (ii) TCI's approximately 31.1% equity investment in the common stock of Teleport Communications Group Inc.

       Subject to certain conditions, TCI may at any time redeem all outstanding shares of Telephony Group Common Stock (as defined herein) in exchange for a proportionate interest in the shares owned by TCI of any one or more Qualifying Subsidiaries (as defined herein) that hold all of the assets and liabilities then attributed to the Telephony Group. Subject to certain exceptions, if TCI disposes of all or substantially all of the properties and assets of the Telephony Group (i.e., 80% on a current market value basis), TCI will be required, at its option, either to (i) distribute to holders of the Telephony Group Common Stock an amount in cash and/or securities or other property equal to their proportionate interest in the Net Proceeds (as defined herein) of such disposition, either by special dividend or by redemption of all or part of the outstanding shares of Telephony Group Common Stock, or (ii) convert each outstanding share of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock (as defined herein) into a number (or fraction) of shares of Series A TCI Group Common Stock and Series B TCI Group Common Stock (each, as defined herein), respectively, equal in each case to 110% of the average daily ratio over the ten-Trading Day Period (as defined herein) beginning on the 16th Trading Day after consummation of the transaction of the Market Value (as defined herein) of one share of Series A Telephony Group Common Stock to the Market Value of one share of Series A TCI Group Common Stock. Further, TCI may in the sole discretion of its Board of Directors (the "Board of Directors" or "Board") at any time convert each outstanding share of Series A Telephony Group Common Stock and Series B Telephony Group Common Stock into a number (or fraction) of shares of Series A TCI Group Common Stock and Series B TCI Group Common Stock, respectively, equal to the ratio of the value (as determined on the basis of appraisals performed by investment banking firms) of one share of Telephony Group Common Stock to the average Market Value of one share of Series A TCI Group Common Stock.

       Each share of Series A Telephony Group Common Stock is entitled to one vote, and each share of Series B Telephony Group Common Stock is entitled to ten votes, generally voting as one class with the TCI Group Common Stock, the Liberty Media Group Common Stock and any Preferred Stock (each, as defined herein) entitled to vote. Each share of Series B Telephony Group Common Stock is convertible at the option of the holder into a share of Series A Telephony Group Common Stock. No shares of Series B Telephony Group Common Stock have been issued as of the date of this Prospectus.

       TCI has filed an application for the quotation of the Series A Telephony
Group Common Stock on the Nasdaq National Market under the symbol "   ".

                                                   (continued on following page)

       SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                             --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                         PRICE TO    UNDERWRITING  PROCEEDS TO
                                          PUBLIC      DISCOUNT(1)   COMPANY(2)
--------------------------------------------------------------------------------
 Per Share . . . . . . . . . . . .        $              $             $
--------------------------------------------------------------------------------
 Total (3) . . . . . . . . . . . .     $              $            $
================================================================================

       (1) TCI has agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "UNDERWRITING."

       (2) Before deducting estimated expenses of the Offerings of $ payable by TCI.

       (3) TCI has granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date
              hereof, to purchase up to an aggregate of            and
              additional shares of Series A Telephony Group Common Stock, respectively, at the Price to Public per share, less the Underwriting Discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
              Underwriting Discount and Proceeds to TCI will be $          ,
              $          and $          , respectively.  See "UNDERWRITING."


                             --------------------

       The Series A Telephony Group Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Series A Telephony Group Common Stock will be made in New York, New York on
or about            , 1997.

                             --------------------

MERRILL LYNCH INTERNATIONAL

                       MORGAN STANLEY & CO.
                        INTERNATIONAL

                                    CREDIT SUISSE FIRST BOSTON

                                          SALOMON BROTHERS INTERNATIONAL LIMITED

                             --------------------

                The date of this Prospectus is January   , 1997.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

       Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), TCI has agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International, Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited and Salomon Brothers International Limited are acting as representatives (the "International Representatives"), severally has agreed to purchase, the aggregate number of shares of Series A Telephony Group Common Stock set forth opposite its name below.

                                                                        NUMBER
             INTERNATIONAL UNDERWRITER                                 OF SHARES
             ------------- -----------                                 ---------
             Merrill Lynch International . . . . . . . . . . . . .
                                                                      -----------
             Morgan Stanley & Co. International Limited  . . . . .
                                                                      -----------
             Credit Suisse First Boston (Europe) Limited . . . . .
                                                                      -----------
             Salomon Brothers International Limited  . . . . . . .
                                                                      -----------

             ----------------------------------------. . . . . . .
                                                                      -----------
             ----------------------------------------. . . . . . .
                                                                      -----------
             ----------------------------------------. . . . . . .
                                                                      -----------
                    Total
                                                                      ===========

       TCI has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Brothers Inc acting as representatives (the "U.S. Representatives"), and certain other underwriters in the United States and Canada
(collectively, the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, TCI has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of _______ shares of Series A Telephony Group Common Stock.

       In the International Purchase Agreement and the U.S. Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Series A Telephony Group Common Stock being sold pursuant to each such agreement if any of the shares of Series A Telephony Group Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that TCI is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Series A Telephony Group Common Stock under the terms of the Purchase Agreement unless all of the shares of Series A Telephony Group Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

       The International Representatives have advised TCI that the International Underwriters propose to offer the shares of Series A Telephony Group Common Stock offered hereby to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___ per share of Series A Telephony Group Common Stock, and that the International Underwriters may allow, and such dealers may reallow, a discount not in excess of $___ per share of Series A Telephony Group Common Stock on sales to certain other dealers. After the offering, the public offering price, concession and discount may be changed.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


       The initial offering price per share of Series A Telephony Group Common Stock and the underwriting discount per share of Series A Telephony Group Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

       TCI has granted to the International Underwriters and the U.S. Underwriters options to purchase up to an aggregate of _______ and ________ shares of Series A Telephony Group Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from TCI approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the ________ shares of Series A Telephony Group Common Stock initially purchased by the Underwriters.

       TCI has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Underwriters and the U.S. Underwriters are permitted to sell shares of Series A Telephony Group Common Stock to each other.

       TCI has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Series A Telephony Group Common Stock will not offer to sell or resell shares of Series A Telephony Group Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Series A Telephony Group Common Stock will not offer to sell or resell shares of Series A Telephony Group Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Series A Telephony Group Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

       TCI has agreed not to sell, offer to sell, grant any option (other than employee stock options) for the sale of, or otherwise dispose of, any shares of Telephony Group Common Stock or securities convertible into or exercisable or exchangeable for Telephony Group Common Stock (except for the shares offered hereby and the shares of Telephony Group Common Stock issuable by TCI pursuant to the exercise of the Executive Options) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain limited exceptions included in the Purchase Agreements.

       Prior to the Offerings, there has been no public market for the shares of Series A Telephony Group Common Stock. The initial public offering price of the Series A Telephony Common Stock was determined by negotiations between TCI and the International Representatives and the U.S. Representatives. Among the factors considered in such negotiations, in addition to prevailing market conditions, were current market valuations of publicly traded companies that TCI and the Underwriters believe to be reasonably comparable to the Telephony Group, an assessment of TCI's results of operations in recent periods with respect to the Telephony Group, estimates of the business potential and earnings prospects of the Telephony Group, the current state of the Telephony Group's development and the current state of the Telephony Group's industry and the economies of the Telephony Group's principal markets as a whole. The offering price set forth on the cover of the Prospectus should not, however, be considered an indication of the actual value of the Series A Telephony Group Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Series A Telephony Group Common Stock or that the Series A Telephony Group Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

       Each International Underwriter has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Series A Telephony Group Common Stock offered hereby to persons in the United Kingdom

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

prior to the expiration of the period of six months from the closing date except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Series A Telephony Group Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of the Series A Telephony Group Common Stock if that person is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

       TCI has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

       Certain of the Underwriters have provided various investment banking services to TCI and certain of its subsidiaries.

       Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

================================================================================

       NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TCI OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES A TELEPHONY GROUP COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF TCI SINCE THE DATE HEREOF.

                                --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Incorporation of Documents by Reference . . . . . . . . . . . . . . . . . . .  3
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
Capitalization of TCI . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
Capitalization of Telephony Group . . . . . . . . . . . . . . . . . . . . . . 45
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46
Inter-Group Interest in the Telephony Group . . . . . . . . . . . . . . . . . 46
Description of the Telephony Group  . . . . . . . . . . . . . . . . . . . . . 50
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 89
Management and Allocation Policies  . . . . . . . . . . . . . . . . . . . . . 93
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . 97
Certain United States Tax Consequences to
  Holders of Telephony Group Common Stock . . . . . . . . . . . . . . . . .  140
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  142
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  144
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  144
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  F-1
Index of Certain Defined Terms  . . . . . . . . . . . . . . . . . . . . . .  A-1
Glossary of Selected Terms  . . . . . . . . . . . . . . . . . . . . . . . .  B-1
Illustration of Certain Terms . . . . . . . . . . . . . . . . . . . . . . .  C-1


================================================================================


================================================================================

                                  ____SHARES

                           TELE-COMMUNICATIONS, INC.





                       TELE-COMMUNICATIONS, INC. SERIES A
                          TELEPHONY GROUP COMMON STOCK
                               ($1.00 PAR VALUE)




                                --------------
                                   PROSPECTUS
                                --------------




                          MERRILL LYNCH INTERNATIONAL

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                          CREDIT SUISSE FIRST BOSTON

                     SALOMON BROTHERS INTERNATIONAL LIMITED




                                     , 1997

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       All of the expenses in connection with the distribution of the Shares are set forth below and will be borne by the Registrant. Except for the Commission registration fee, the NASD filing fee and additional listing fee, all expenses are estimated.

         Commission Registration Fee . . . . . . . . . . . . . . . . . . . . . . . . . .     $75,758.00
         NASD Filing Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Blue Sky Fees and Expenses (including counsel fees) . . . . . . . . . . . . . .
         Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .
         Additional Listing Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Printing and Engraving Expenses . . . . . . . . . . . . . . . . . . . . . . . .
         Registrar and Transfer Agent Fees   . . . . . . . . . . . . . . . . . . . . . .
         Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                              -----------
                Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $
                                                                                              ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

       Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

       Article V, Section E of TCI's Restated Certificate of Incorporation provides as follows:

       "1.    Limitation on Liability.

              To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such repeal or modification.

       2.     Indemnification.

              (a) RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Section E. The Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

              (b) PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

              (c) CLAIMS. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

              (d) NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this paragraph shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

              (e) OTHER INDEMNIFICATION. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

       3.     Amendment or Repeal.

              Any repeal or modification of the foregoing provisions of this Section E shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

       Article II, Section 2.9 of TCI's Bylaws also contains an indemnity provision, requiring TCI to indemnify members of the Board of Directors and officers of TCI and their respective heirs, personal representatives and successors in interest for or on account of any action performed on behalf of TCI, to the fullest extent provided by the laws of the State of Delaware and TCI's Restated Certificate of Incorporation, as then or thereafter in effect.

       TCI has also entered into indemnification agreements with each of its directors (each director, an "indemnitee"). The indemnification agreements provide (i) for the prompt indemnification to the fullest extent permitted by law against any and all expenses, including attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal), or in preparing for ("Expenses"), any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation ("Claim"), related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of TCI or is or was serving at TCI's request as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by a director or officer in any such capacity, and against any and all judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection therewith) of any Claim, unless the Reviewing Party (one or more members of the Board of Directors or other person appointed by the Board of Directors, who is not a party to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of Expenses, and for reimbursement to TCI if the Reviewing Party determines that such indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and therefore is not entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and advancement thereof if requested, incurred by the indemnitee in seeking to collect an indemnity claim or advancement of expenses from TCI or incurred in seeking to recover under a directors' and officers' liability insurance policy, regardless of whether successful or not. Furthermore, the indemnification agreements provide that after there has been a "change in control" in TCI (as defined in the indemnification agreements), other than a change in control approved by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding a right to indemnity and the right to advancement of Expenses, TCI will seek legal advice only from independent legal counsel selected by the indemnitee and approved by TCI.

       The indemnification agreements impose upon TCI the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, TCI's Bylaws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that an indemnitee be provided with the maximum coverage available for any director or officer of TCI if there is such a policy.

       TCI may purchase liability insurance policies covering its directors and officers.

       In addition, pursuant to Section     of the U.S. Purchase Agreement and
of the International Purchase Agreement, the Underwriters will agree, under the circumstances described in such sections, to indemnify and hold harmless TCI, its directors and officers and each person, if any, who control TCI with the meaning of either the Securities Act or the Exchange Act, against certain liabilities, including civil liabilities under the Securities Act.

ITEM 16. EXHIBITS.

*1.1          U.S. Purchase Agreement

*1.2          International Purchase Agreement

*4.1 Restated Certificate of Incorporation of TCI, dated August 4, 1994, as amended on August 4, 1994, August 16, 1994, October 11, 1994, October 21, 1994, January 26, 1995, August 3, 1995, August
              3, 1995, January 25, 1996, January 25, 1996 and ____, 1997
              (Incorporated herein by reference to Exhibit ___ of TCI's Current Report on Form 8-K dated, ___, 1997 (Commission File No. 0-20421)).

 4.2 Bylaws of TCI as adopted June 16, 1994 (Incorporated herein by reference to Exhibit 3.2 of TCI's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Form 10-K/A (Commission File No. 0-20421)).

*4.3 Specimen Stock Certificate for Tele-Communications, Inc. Series A Telephony Group Common Stock, par value $1.00 per share.

*5 Opinion of Baker & Botts, L.L.P. regarding the validity of the Shares.

*8            Opinion of Baker & Botts, L.L.P. regarding certain tax matters.

 23.1         Consent of KPMG Peat Marwick LLP.

 23.2         Consent of KPMG Peat Marwick LLP.

 23.3         Consent of KPMG Peat Marwick LLP.

 23.4         Consent of KPMG Peat Marwick LLP.

 23.5         Consent of KPMG Peat Marwick LLP.

 23.6         Consent of KPMG Audit plc.

 23.7         Consent of KPMG Finsterbusch Pickenhayn Sibille.

*23.8         Consent of Price Waterhouse LLP.

*23.9         Consent of Baker & Botts, L.L.P. (included in Exhibits 5 and 8).

 24           Power of Attorney (included on Page II-7).

*99.1 Form of Tax Sharing Agreement, dated as of December 1, 1996, between TCI and TCI Telephony.

*99.2 Form of Revolving Credit Facility, dated as of December 1, 1996, between TCI and TCI Telephony.

 99.3 Amended and Restated Agreement of Limited Partnership of MajorCo, L.P., dated as of January 31, 1996, among Sprint Spectrum, L.P., TCI Network Services, Comcast Telephony Services and Cox Telephony Partnership (Incorporated herein by reference to Exhibit 10.48 of TCI's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No. 0-20421)).

 99.4 Parents Agreement, dated as of January 31, 1996, by and between Tele-Communications, Inc. and Sprint Corporation (Incorporated herein by reference to Exhibit 99.3 of TCI's Current Report on Form 8-K, dated February 9, 1996 (Commission File No. 0-20421)).

 99.5 Amended and Restated Stockholders' Agreement of Teleport Communications Group Inc., dated as of June 26, 1996, by and among Teleport Communications Group Inc., Cox Teleport Partners, Inc., TCI Teleport, Inc. and Continental Teleport, Inc.

*To be filed by amendment.

ITEM 17. UNDERTAKINGS.

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on January 15, 1997.




                                      TELE-COMMUNICATIONS, INC.



                                      By: /s/ Stephen M. Brett
                                          -------------------------------------
                                             Name:  Stephen M. Brett
                                             Title: Executive Vice President

                               POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen M. Brett, Esq., and Elizabeth M. Markowski, Esq., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority, to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Signature                  Title                                  Date
---------                  -----                                  ----
/s/ John C. Malone         Chairman of the Board, Chief        January 15, 1997
------------------------   Executive Officer, President and
(John C. Malone)           Director (Principal Executive
                           Officer)


/s/ Donne F. Fisher        Director                            January 15, 1997
------------------------
(Donne F. Fisher)

/s/ John W. Gallivan       Director                            January 15, 1997
------------------------
(John W. Gallivan)

/s/ Kim Magness            Director                            January 15, 1997
------------------------
(Kim Magness)

/s/ Robert A. Naify        Director                            January 15, 1997
------------------------
(Robert A. Naify)

/s/ Jerome H. Kern         Director                            January 15, 1997
------------------------
(Jerome H. Kern)

/s/ Tony Coelho            Director                            January 15, 1997
------------------------
(Tony Coelho)

/s/ J.C. Sparkman          Director                            January 15, 1997
------------------------
(J.C. Sparkman)

/s/ Paul Gould             Director                            January 15, 1997
------------------------
(Paul Gould)

/s/ Bernard W. Schotters   Senior Vice President of TCI        January 15, 1997
------------------------   Communications, Inc.
(Bernard W. Schotters)     (Principal Financial Officer)


/s/ Gary K. Bracken        Senior Vice President of TCI        January 15, 1997
------------------------   Communications, Inc.
(Gary K. Bracken)          (Principal Accounting Officer)


                                 EXHIBIT INDEX



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
*1.1          U.S. Purchase Agreement

*1.2          International Purchase Agreement

*4.1          Restated Certificate of Incorporation of TCI, dated August 4,
              1994, as amended on August 4, 1994, August 16, 1994, October 11,
              1994, October 21, 1994, January 26, 1995, August 3, 1995, August
              3, 1995, January 25, 1996, January 25, 1996 and ___, 1997
              (Incorporated herein by reference to Exhibit __ of TCI's Current
              Report on Form 8-K, dated _______, 1997 (Commission File No.
              0-20421)).

 4.2 Bylaws of TCI as adopted June 16, 1994 (Incorporated herein by reference to Exhibit 3.2 of TCI's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Form 10-K/A
              (Commission File No.  0-20421)).

*4.3          Specimen Stock Certificate for Tele-Communications, Inc. Series A
              Telephony Group Common Stock, par value $1.00 per share.

*5 Opinion of Baker & Botts, L.L.P. regarding the validity of the Shares.

*8            Opinion of Baker & Botts, L.L.P. regarding certain tax matters.

 23.1         Consent of KPMG Peat Marwick LLP.

 23.2         Consent of KPMG Peat Marwick LLP.

 23.3         Consent of KPMG Peat Marwick LLP.

 23.4         Consent of KPMG Peat Marwick LLP.

 23.5         Consent of KPMG Peat Marwick LLP.

 23.6         Consent of KPMG Audit plc.

 23.7         Consent of KPMG Finsterbusch Pickenhayn Sibille.

*23.8         Consent of Price Waterhouse LLP.

*23.9         Consent of Baker & Botts, L.L.P. (included in Exhibits 5 and 8).

 24           Power of Attorney (included on Page II-7).

*99.1 Form of Tax Sharing Agreement, dated as of December 1, 1996, between TCI and TCI Telephony.

*99.2 Form of Revolving Credit Facility, dated as of December 1, 1996, between TCI and TCI Telephony.

 99.3         Amended and Restated Agreement of Limited Partnership of MajorCo,
              L.P., dated as of January 31, 1996, among Sprint Spectrum, L.P.,
              TCI Network Services, Comcast Telephony Services and Cox
              Telephony Partnership (Incorporated herein by reference to Exhibit 10.48 of TCI's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No. 0-20421)).

 99.4 Parents Agreement, dated as of January 31, 1996, by and between Tele-Communications, Inc. and Sprint Corporation (Incorporated herein by reference to Exhibit 99.3 of TCI's Current Report on Form 8-K, dated February 9, 1996 (Commission File No. 0-20421)).

 99.5         Amended and Restated Stockholders' Agreement of Teleport
              Communications Group Inc., dated as of June 26, 1996, by and among Teleport Communications Group Inc., Cox Teleport Partners,
              Inc., TCI Teleport, Inc. and Continental Teleport, Inc.


*To be filed by amendment.